Form 20-F
period 2002-12-31
CHINESEWORLDNET COM INC
filed 2004-12-03
CIK 1145898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

[   ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ________________________________

Commission file number

000-33051

CHINESEWORLDNET.COM INC.

(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

THE HUNTLAW BUILDING, P.O. BOX 1350GT, GRAND CAYMAN, CAYMAN ISLANDS

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:

NONE

Name of each exchange on which registered:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, U.S. $0.001 Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  8,000,000 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[   ]     Yes   [X]    No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]      Item 17    [   ]    Item 18

i

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Except as the context otherwise requires, all references in this Annual Report on Form 20-F to “we,” “us,” “our,” “CWN” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI-Interactive Ltd. (“NAI”) and ChineseWorldNet.com (Hong Kong) Ltd. (“CWNHK”).  Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars.  All monetary amounts contained in this Annual Report are in United States dollars unless otherwise indicated.

Our registered and executive office is located at Appleby Spurling Hunter (renamed from Huntlaw Corporate Services Limited in April 2004) located at Clifton House, P.O. Box 1350GT, Grand Cayman, Cayman Islands, Telephone (345) 949-4900.   Our North American office and principal place of business is located at #510-1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.  We moved to the current office in June 2003.

FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of December 31, 2002 unless otherwise indicated.

The following discussion contains forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, products and services, future results and events and financial performance.  All statements made in this Report other than statements of historical fact, including statements that address operating performance, events or developments that management expects or anticipates will or may occur in the future, including statements related to channels, volume growth, revenues, profitability, new products, adequacy of funds from operations, statements expressing general optimism about future operating results and non-historical information, are forward looking statements are forward looking.  In particular, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking.

These forward-looking statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from our historical results, as well as those expressed in, anticipated or implied by these forward-looking statements.  These factors include, but are not limited to, the fact that we are a development stage, Internet based provider of news and information on small and micro-cap public companies, will need additional financing to develop our activities and will be subject to certain technological and risks doing business in PRC.  These and other factors are set forth in more detail in the Section entitled “Risk Factors” at Item 3 and “Operating and Financial Review and Prospects” at Item 9, as well as elsewhere in this Report.  We do not undertake any obligation to revise or update these forward-looking statements to reflect any future events or circumstances.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3. KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected consolidated financial information which has been derived from our consolidated financial statements prepared in accordance with US GAAP for our most recently completed fiscal periods since our incorporation in January 2000, consisting of the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Results of Operations” under “Item 5 – Operating and Financial Review and Prospectus”.

	Year ended December 31,		Eleven Months Ended December 31,
	2002	2001	2000
Income Statement:
Operating revenues	$234,716	$338,237	$320,548
Operating loss before income taxes	(367,690)	(191,140)	(337,839)
Net loss for the period	(367,690)	(191,140)	(336,867)
Loss per share	(0.05)	(0.02)	(0.06)
Common shares used in calculation*	8,000,000	7,808,219	6,000,000

Consolidated Balance Sheet:
Total assets	$356,864	$708,088	$863,509
Capital assets	24,620	30,078	27,842
Total liabilities	112,378	97,293	97,764
Stockholders’ equity	244,486	610,795	765,745

B.

Capitalization And Indebtedness

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following discussion in this Annual Report on Form 20-F contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties.  Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Report.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed under the captions “Information on the Company” and “Operating and Financial Review and Prospects” as well as those discussed elsewhere in this Report.  In evaluating our business, prospects and results of operations, readers should carefully consider the following factors in addition to other information presented in this Report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.  See “Cautionary Notice Regarding Forward Looking Statements” above.

Risk Factors Relating to Our Company and Our Business

Our limited operating history makes it difficult for investors to judge our prospects.

We have a limited operating history upon which an evaluation of our current business and prospects can be based.  Potential investors should consider any purchase of our common shares in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development.

We have received limited revenues from our operations and expect that most of our revenues in the foreseeable future will be dependant upon the implementation of our business plan.  In creating the suite of services that we propose to offer through our financial portals, we will need to rely upon partnerships or collaborations with other companies such as on-line trading facilities and there can be no guarantees that we will be able to enter into such collaborations or partnerships to provide these services.  We may never achieve profitability.

Unforeseen development difficulties with our technological infrastructure may hinder our efforts.

We have enhanced our design and our technological infrastructure to further improve our websites and to accommodate increased traffic, and intend to continue such development activities. However, unforeseen development difficulties could prevent us from implementing such improvements or cause the costs to implement such improvements, including design, technology and related costs, to be higher than anticipated.

In the past, we have experienced spikes in traffic on our web sites when there have been important financial news events.  Accordingly, our web sites must accommodate a high volume of traffic, often at unexpected times. Although we have upgraded and continue to improve our systems, our web sites have in the past, and may in the future, experience publishing problems, slower response times than usual or other problems for a variety of reasons. These occurrences could cause our readers to perceive our web sites as not functioning properly and, therefore, cause them to use other methods to obtain their financial news and information. In such a case, our business, results of operations and financial condition could be materially adversely affected.

A failure to establish and maintain strategic relationships with other companies could decrease our subscriber and reader base, which may harm our business

We depend on establishing and maintaining content syndication and headline indexing relationships with high-traffic web sites for a portion of our current subscriber and reader base. There is intense competition for relationships with these firms and placement on these sites, and we may have to pay significant fees to establish additional content syndication and headline indexing relationships or maintain existing relationships in the future. We may be unable to enter into or successfully renew relationships with these firms or sites on commercially reasonable terms.  These relationships may not attract significant numbers of subscribers or readers.

Many companies that we may approach for a strategic relationship or who already have strategic relationships with us also provide financial news and information from other sources.  As a result, these companies may be reluctant to enter into or maintain strategic relationships with us.  Our business, results of operations and financial condition could be materially adversely affected if we do not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in an increase in the number of subscribers or readers of our web sites.

Difficulties associated with our brand development may harm our ability to attract subscribers and readers.

We believe that maintaining and growing awareness about our www.chineseworldnet.com and www.na-investor.com websites and their associate brands is an important aspect of our efforts to continue to attract users. Our planned products and services may not have widely recognized brands, and we will need to increase awareness of these brands among potential users.  Despite our continued efforts to build brand awareness, they may not be cost effective or successful in the future in reaching potential users, and some potential users may not be receptive to our advertising campaign or other efforts.  Accordingly, our efforts may not be successful in raising awareness of our websites and their associate brands or in persuading potential users to subscribe to our products or visit our sites.

Our ability to maintain and increase our readership depends on the continued growth in use and efficient operation of the Internet.

The web-based information market is new and rapidly evolving. Our business would be materially adversely affected if web usage does not continue to grow or grows slowly. Web usage may be inhibited for a number of reasons beyond our control, such as:

  inadequate network infrastructure;

  security and privacy concerns;

  inconsistent quality of service; and

  unavailability of cost-effective, high-speed access to the Internet.

Our readers depend on Internet service providers, online service providers and other web site operators for access to our web sites. Many of these companies providing such services have filed for bankruptcy. Many have experienced significant service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to our systems. These occurrences could cause our readers to perceive the web in general or our web sites in particular as an unreliable medium and, therefore, cause them to use other media to obtain their financial news and information. We also depend on a number of information providers to deliver information and data feeds to it on a timely basis. Our web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information, which could materially adversely affect our business, results of operations and financial condition.

We may be held liable for information retrieved from our website and such potential liability could harm our business.

Because our services can be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of that material, such as violation of censorship laws in the People’s Republic of China (“PRC”).  In addition, we do not carry any liability insurance to indemnify us for all liability that may be imposed. Any imposition of liability could have a material adverse effect on our business, results of operations and financial condition.

We may be liable for the content of our electronic and hard copy publishing and such potential liability could harm our business.

We are paid by companies to produce company reviews, which are distributed to target investors by email and mail and published on our website.  Our users may request and receive directly from us a hard copy of any such review.  We make no recommendation for the purchase of securities in any of our public company clients’ securities and each report contains a disclaimer to that effect.  We do not send out unsolicited copies of the reports on our client companies’ behalf.  We receive a fee from the client company for preparing the report but receive no underlying interest in the client company’s securities nor does it take any position in those securities.

Although we have a disclaimer on each review, it may be perceived by users that we are endorsing our client companies as an investment.  Potential liability issues may arise should our users invest in these companies and lose money based upon an inaccurate perception that we have endorsed such an investment.  Liability issues include the defence of a law suit that could be brought by a user seeking compensation for the losses it has suffered which could involve us in costly and time-consuming litigation in defending such a suit.  We have no liability insurance in place to protect us against such a potential suit.

A substantial amount of our revenues are billed on a fixed-price basis which may be subject to cost over-runs and we may incur a loss as a result.

A substantial percentage of our IR/PR business and the planned Portal business are individual and short-term projects billed on a fixed-price basis as distinguished from a method of billing on a time and materials basis. Our failure to obtain new business in any given quarter or estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete fixed-price engagements within budget, on time and to clients’ satisfaction could expose us to risks associated with cost overruns, which could have a material adverse effect on our business.

We do not own the URLs for our principal websites.  If we lose the right to use our two principal website address or URLs, our business could be seriously harmed.

Our two principal website addresses or Uniform Resource Locators (URLs), www.chineseworldnet.com and www.na-investor.com, are currently licensed from Register.com on a yearly basis.  As per the Service Agreement with Register.com, there is no guarantee that we can renew the licensing agreement with regard to the two principal Web site addresses or URLs.  If we lose the right to use the www.chineseworldnet.com and www.na-investor.com domain names, they could become the property of our competitors or other parties, either of which would have a material adverse effect on our business, prospects, financial condition, results of operation and share price.

Our future performance is dependent on our ability to retain key personnel.

Our performance is substantially dependent on the performance of our senior management and key technical personnel.  In particular, our success depends on the continued effort of our senior management team, especially the President and Chief Executive Officer, Joe Tai; and for our subsidiary NAI, President, Secretary and Director, Kelvin Szeto; the Vice President – Editing, Edward Liu; the Vice President – Website Development, Michael Hui; and the Vice President – Marketing & Project Development, Gilbert Chan.  In addition, we intend to grant stock options to many of our employees in lieu of additional salary.  Due to potential fluctuation of our future share price, our employees may have options at strike prices far above the then current share price. As a result, many of our employees may not consider their options to be valuable compensation, and we may need to provide additional compensation, in the form of additional salary, bonuses or equity, in an effort to retain our existing employees. Our inability to retain our employees, particularly our senior officers, and key sales, technical, marketing and other service personnel in our key revenue producing businesses could have a material adverse effect on our prospects, business, operations, financial conditions and share price.

Our long-term liquidity and capital resources are uncertain.

We believe revenues from current operations combined with our cash resources are adequate to fund our current marketing program in North America.  However, we expect to need to secure additional financing to implement our planned expansion into Asia.  We have not entered into any agreements with respect to this additional financing but expect to raise such funds through debt or the offering of stock to accredited investors.  In the event that there is an opportunity for an acquisition and additional funds are needed, we may not be successful in raising a sufficient amount of additional capital or in internally generating a sufficient amount of capital to fund this purpose. See Item 4 “Information on the Company”

We may be involved in future litigation over our use of technology rights.

We currently own and license technology from third parties. As we continue to introduce new services that require new technology, we anticipate that we may need to license additional third-party technology. These existing and additional technology licenses may not be available to us on commercially reasonable terms, if at all. In addition, it is possible that in the course of using new technology, we may inadvertently breach the technology rights of third parties and face liability for our breach. Our inability to obtain these technology licenses or avoid breaching third party technology rights could delay or compromise our introduction of new services and could materially and adversely affect our business and financial condition.

We enter into confidentiality agreements with our employees and consultants, and control access to and distribution of our documentation and other licensed information. In spite of these precautions, it may be possible for such persons to breach such precautions or controls or a third-party to copy or otherwise obtain and use our licensed services or technology without authorization, or to develop and apply similar technology independently. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited, and the global nature of the Internet and the media makes it practically impossible to control the ultimate destination of our products. Policing the unauthorized use of our licensed technology is difficult as are the steps necessary to prevent the misappropriation or infringement of our licensed technology. In addition, further litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial cost to us, divert our resources and have a material adverse effect on our business, results of operations and financial condition.

Our strategy of expansion through acquisitions has been and will continue to be costly and may not be effective, and we may realize losses on our investments.

We have acquired, and intend to continue to acquire, companies and assets that we believe will enhance our revenue growth, operations and profitability. Our acquisitions may result in the use of significant amounts of cash, dilutive issuances of our common shares and amortization expenses related to goodwill and other intangible assets, each of which could materially and adversely affect our business.   These acquisitions involve significant risks, including:

  the difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business;

  the diversion of management attention from other business concerns;

  the reduced availability of favourable financing for future acquisitions;

  the additional expense associated with acquired contingent liabilities;

  our inability to manage adequately the currency, interest rate and equity price  fluctuations relating to our acquisitions and investments;

  the loss of key employees in acquired businesses;

  the risk of being sued by terminated employees and contractors; and

  our lack of familiarity with local market and other conditions and business practices.

If we acquire another business, we would need to integrate, manage and protect our interests in our acquired businesses successfully, and our failure to do so could have a material adverse effect on our business, results of operations and financial condition.

If economic and other conditions further deteriorate, or if market or other values continue to fluctuate, we may need to provide for further decreases in value or increased unrealized losses. Our results of operations, financial condition, prospects and share price could be adversely and materially affected, particularly if we are unable to hedge or adequately hedge our exposure to reduced valuations.

Our strategy of expansion through acquisitions may affect our ability to receive favourable financing

Our future acquisitions may result in the use of significant amounts of cash, dilutive issuances of our common shares and amortization expenses related to goodwill and other intangible assets, each of which could materially and adversely affect our financial condition.  In addition, there is no guarantee that those acquisitions will actually enhance our revenue, operations and profitability. If those benefits do not materialize as expected, our financial conditions may worsen to include lower cash balance, lower profitability, higher debt level and lower credit rating.  These will likely to affect our ability to receive favourable debt or equity financing. As a result, we may need to accept a less than favourable financing such as issuing debt at a higher interest rate or issuing common shares at below book value or market value, should we require additional capital for our operations.

Risks Relating to Our Industry

Intense competition could reduce our market share and harm our financial performance

A number of financial news and information sources compete for consumers’ and advertisers’ attention and spending.  We compete for advertisers, readers, staff and outside contributors with many types of companies, including:

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

-

web “portal” companies, such as Yahoo! and America Online;

-

online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE and TD Waterhouse.

  Chinese Content:

-

web “portal” companies, such as Yahoo! China, Yahoo! Hong Kong, China.com, Taiwan.com, Sina.com, Sohu.com, HongKong.com, Tom.com, 36.com, Netease.com, Yam, and Hinet; and

-

publishers and distributors of traditional media, including print, radio and television, such as Apple Daily, MingPao Daily, ChinaByte and Xinhua News Agency;

-

online brokerage firms, many of which provide financial and investment news and information, such as ez128.com, Cash Online, Pt123.com;

-

online services or web sites focused on business, finance and investing, such as Chinesefn.com, HKNasdaq.com, www.meigu.com, Chinese.wsj.com, www.cnyes.com.

Our ability to compete depends on many factors, including the originality, timeliness, insightfulness and trustworthiness of our content and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts.

Many of our existing competitors, as well as a number of potential new competitors, has longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering more of their financial news and commentary for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. Our competitors may develop content that is equal or superior to our or that achieves greater market acceptance than our. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, readers, staff or outside contributors, which could materially adversely affect our business, results of operations and financial condition. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

We also compete with other web sites, television, radio and print media for a share of advertisers’ total advertising budgets. If advertisers perceive the Internet or our web sites to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our web sites.

Computer equipment problems and failures could adversely affect our business.

Problems or failures in our Internet-related equipment, including our file servers, computers and software could result in interruptions or slower response times on our websites, which could reduce the attractiveness of our websites to advertisers and users.  Equipment problems and failures could result from a number of causes, including an increase in the number of users of our websites, computer viruses, outside programmers penetrating and disrupting our software systems, human error, fires, floods, power and telecommunications failures, and internal breakdowns.  In addition, any disruption in Internet access provided by third parties could have an adverse effect on our ability to provide the services that it proposes to offer to our members which in turn may have an adverse effect on the number of members we are able to attract to our websites.

Our computer network is vulnerable to hacking, viruses and other disruptions.

Inappropriate use of our Internet services or errors or omissions in processing instructions or data available in our computer system or databases could jeopardize the security of confidential information stored in our computer system, which may cause us to lose key clients, expose us to liability for our clients’ losses and prevent us from securing future business, any of which could have a material adverse effect on our prospects, business, financial condition, results of operations and share price.

Inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems—commonly known as cracking or hacking. Our current policies, procedures and configurations for managing our systems, including our computer servers, may not be adequate to protect our facilities and the integrity of our user and customer information. Although we intend to implement security measures to protect our facilities and the integrity of our user and customer information, such measures could be ineffective or circumvented. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in our services, in addition to the outages that occur in our systems from time to time for various reasons, including power interruptions, errors in instructions, equipment inadequacy, capacity and other technical problems. We do not carry errors and omissions or other insurance covering losses or liabilities caused by computer viruses or security breaches. Compromises or breaches in the security or integrity of our facilities or customer or user information, or inappropriate use of our Internet services, could subject us to litigation and could adversely affect our customer base, business, prospects, share price, results of operation and financial condition.

Existing and future laws and regulations may increase our costs of doing business and our legal compliance expenditures, and could decrease our readership.

Existing domestic and international laws or regulations and private industry guidelines specifically regulate communications or commerce on the web. Further, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation of e-commerce transactions and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies and by private industry groups. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. The governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. These regulations, if imposed, could increase the cost of transmitting data over the web.

In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to the Internet.

The interpretation and application of existing securities laws to web-based financial news providers, including laws governing investment advisors, investment companies and broker/dealers, by the Securities and Exchange Commission and state securities regulators, is a developing area. If, as this area matures, our activity is interpreted as subjecting it to regulation, we could be subject to liability, and our business, results of operations and financial condition could be materially and adversely affected.

We are also subject to various federal and state regulations concerning the collection and use of information regarding individuals. These laws include the Children’s Online Privacy Protection Act, and state laws which limit or preclude the use of voter registration and drivers’ license information, as well as other laws that govern the collection and use of consumer credit and financial information, including the Gramm-Leach-Bliley Act. Although our compliance with applicable federal and state laws, regulations and industry guidelines has not had a material adverse effect on it, governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including antitrust and consumer privacy laws, for us and our customers. The U.S. federal and various state governments have been investigating certain Internet companies regarding their use of personal information and have recently proposed limitations on the collection and use of information regarding Internet users. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain information from users in Europe. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate our privacy practices. Also, as a consequence of governmental legislation or regulation or enforcement efforts or evolving standards of fair information collection practices, we may be required to make changes to our products or services in ways that could diminish the effectiveness of the product or service or our attractiveness to potential customers, which could materially and adversely affect our business, financial condition or results of operations. Any new laws or regulations relating to the web, or certain application or interpretation of existing laws, could decrease the growth in the use of the web, decrease the demand for our web sites or otherwise materially adversely affect our business.

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

Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.

A significant barrier to electronic commerce and communications over the Internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination sites and impede our growth.

Doing business outside of the United States may subject us to additional risks.

A substantial portion of our business is conducted outside of the United States and as a result our operations could be subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, our ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in a particular jurisdiction. We could also be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities.

We may rely on electronic commerce as a significant part of our future revenue, but the Internet has not yet been proven as an effective commerce medium in the greater China region.

Our revenue growth also depends on the increasing acceptance and use of electronic commerce in the Greater China region. The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond our control, including: inexperience with the Internet as a sales and distribution channel; inadequate development of the necessary infrastructure to facilitate electronic commerce; concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and inexperience with credit card usage or with other means of electronic payment in PRC.

If the Internet does not become more widely accepted as a medium for electronic commerce, our ability to generate increased revenue will be negatively affected.

The ability to block internet advertising could prevent the expansion of online advertising in Asia.

The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. The expansion of ad blocking on the Internet may decrease our revenues because when an ad is blocked, it will not be downloaded from our ad server, which means these advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our advertising network because of the use of Internet advertisement blocking software. The use of software that blocks Internet advertisements may materially and adversely affect our business.

The greater China and Asian Internet industry is a developing market and is not a proven effective commercial medium

The market for Internet services in Greater China and Asia has only recently begun to develop. Since the Internet is an unproven medium for advertising and other commercial services, our future operating results from online advertising and e-business solutions services will depend substantially upon the increased use of the Internet for information, publication, distribution and commerce and the emergence of the Internet as an effective advertising medium in Greater China and Asia. Many of our customers will have limited experience with the Internet as an advertising medium or sales and distribution channel, will not have devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising or Web site development and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media.

Critical issues concerning the commercial use of the Internet in Greater China and elsewhere in Asia, including:

-

security;

-

reliability;

-

cost;

-

ease of deployment;

-

administration; and

-

quality of service

may affect the adoption of the Internet to solve business needs. For example, the cost of access or the penetration rate availability of access technology, hardware and software may prevent many potential users in Asia from using the Internet. Also, the use of credit cards in sales transactions is not common in parts of Asia. Until the use of credit cards, or another viable alternative means of electronic payment, becomes more prevalent, the development of e-commerce through our portal network will be seriously impeded. In addition, even if suitable payment methods are widely adopted in Asia, consumers will have to be confident that adequate security measures protect electronic sale transactions conducted over the Internet and prevent fraud.

Our entry into the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure in PRC by the Chinese government

Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards and where private companies compete as ISPs, the telecommunications infrastructure in PRC is not as well developed. In addition, access to the Internet in PRC is accomplished primarily by means of the government’s backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the Chinese government and is the only means for the domestic Chinese Internet network to connect to the international Internet network. Although private sector ISPs exist in PRC, almost all access to the Internet is accomplished through ChinaNet, PRC’s primary commercial network, which is owned and operated by the Chinese government. We will rely on this backbone and telecom companies to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the Chinese government to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in PRC. We will have no means of accessing alternative networks and services in PRC, on a timely basis or at all, in the event of any disruption or failure. The Internet infrastructure in PRC may not support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, our business could be materially and adversely affected.

Political and economic conditions in Greater China are unpredictable and may disrupt our operations if these conditions become unfavorable to our business.

We expect to derive a substantial percentage of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to advertisers, which could reduce our revenues. We intend to maintain a strong local identity and presence in each of the regions in the Greater China market, although we may not be able to maintain effectively this local identity if political conditions were to change.

In addition, economic reforms in the region could affect our business in ways that are difficult to predict. For example, since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on the economic development in PRC, they may not be effective or benefit our business.

There are economic risks associated with doing business in the countries in which we primarily operate.

PRC.  The Chinese government has been reforming our economic system since the late 1970s. The economy of PRC has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of PRC, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

	PRC	OECD
Economic structure:	Planned economy but in a slow process of transition to a market economy	Market economy
Level of government involvement in the economy:	Very high	Low to moderate
Level of economic development:	Developing country	Developed countries
Control of foreign exchange:	Government controlled	Market driven
Methods of allocation resources:	Government controlled but in the slow process of transition to a market economy	Market driven

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. Changes in PRC’s political, economic and social conditions, adjustments in policies of the Chinese government or changes in the Chinese’s laws and regulations may adversely affect our results of operations and financial condition. The Chinese economy has experienced significant growth in the past decade, but this growth has been uneven across geographic and economic sectors and has recently been slowing.  Such growth may not continue and any slow down may have a negative effect on our business. The international financial markets in which the securities of the Chinese government, agencies and private entities are traded have experienced significant price fluctuations upon speculation that the Chinese government may devalue the renminbi which could increase our costs relative to our Chinese revenues.

Hong Kong.  As part of our expansion plan, a small part of our business will be generated from Hong Kong. Hong Kong is a Special Administrative Region of PRC with our own government and legislature. Hong Kong enjoys a high degree of autonomy from PRC under the principle of one country, two systems, however, such autonomy may not continue.  The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. However, in early 1999, the Hong Kong dollar was subject to currency speculation and the SAR government substantially supported the market for the Hong Kong dollar, both directly and indirectly through the large-scale purchase of securities listed on the Hong Kong Stock Exchange. The historical currency peg of the Hong Kong dollar to the U.S. dollar may not be maintained, and accordingly may adversely affect our business.

Taiwan.  A small part of our future revenues may be derived from the Taiwan market. Taiwan has a unique international political status. The Chinese government asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established in recent years between Taiwan and PRC, PRC has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Relations between Taiwan and PRC have been strained since mid-1999 as a result of then-President Lee Teng-Hui’s assertion that relations between the two sides should be conducted on a special state-to-state basis. During the Macau handover ceremony in 1999, President Jiang Zemin reiterated PRC position towards Taiwan, stating that he was confident that Taiwan would soon be reunified with PRC in order to complete PRC’s plans for national reunification. The election of pro-independence candidate Chen Shui-bian as the new

President of Taiwan in early 2000, and Taiwan’s recent request to purchase strategic arms and defense technology from the United States have created additional uncertainty to the already tenuous relationship between PRC and Taiwan. Strained relations between Taiwan and PRC could adversely affect our business, results of operations or financial condition. Between late 1997 and early 1999, the NT dollar, the currency of Taiwan, experienced considerable volatility and depreciation as a result of the economic downturn in Asia. Continued volatility and depreciation of the NT dollar could adversely affect our business, results of operations and financial condition. Taiwan has recently experienced a recession primarily due to a reduction in exports due to weakened demand for imported goods in many Asian countries and a continued recession in Taiwan may materially affect our business.

PRC’s regulation of content distributed on the Internet may adversely affect our business.

PRC has enacted regulations governing Internet access and the distribution of news and other information. The Ministry of Information Industry (MII) has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese laws prohibiting the distribution of content deemed to be socially destabilizing. Because many Chinese laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. Under PRC’s regulations on telecommunications and Internet information services, Internet information service providers are prohibited from producing, duplicating, releasing or distributing any information which falls within one or more of nine stipulated categories of “undesirable content”. These categories cover any information which:

  contravenes the basic principles enshrined in PRC Constitution;

  endangers the security or unity of the State;

  undermines the State’s religious policies;

  undermines public order or social stability; or

  contains obscene, pornographic, violent or other illegal content or information otherwise prohibited by law.

Internet information service providers found to be disseminating information that falls under any of these categories must cease immediately, keep a record of the relevant information, and report to the appropriate government authority.

In addition, the Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. As a result, it is difficult to determine the type of content that may result in liability. We cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the Internet and the dissemination of news content, including the creation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

Periodically, the Ministry of Public Security has stopped the distribution of information over the Internet which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local ISP to block any Web site maintained outside of PRC at our sole discretion. Web sites that are blocked in PRC include many major news-related Web sites such as www.cnn.com, www.latimes.com, www.nytimes.com and ww.appledaily.com.hk. The Chinese government has also expressed its intention to closely control possible new areas of business presented by the Internet, such as Internet telephony.

Violations or perceived violations of Chinese laws arising from information displayed, retrieved from or linked to our portals could result in significant penalties, including a temporary or complete cessation of our business in PRC. Chinese government agencies have recently announced restrictions on the transmission of state secrets through the Internet. State secrets have been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these new pronouncements for content and materials posted or transmitted by users on our message boards, virtual communities, chat rooms or e-mails. If the Chinese government were to take any action to limit or eliminate the distribution of information through our portal network or to limit or regulate any current or future applications available to users on our portal network, this action could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by Chinese government regulation of Internet companies.

The Chinese government heavily regulates our Internet sector including the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in the Internet industry. Because these laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainty. In addition, the Chinese legal system is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases it is difficult to determine what actions or omissions may result in liability.

Issues, risks and uncertainties relating to PRC government regulation of the Chinese Internet sector include the following:

  Under the agreement reached in November 1999 between PRC and the United States, foreign ownership in Chinese value-added telecommunication services, including internet services, will be allowed for up to 30% in the first year after PRC’s entry into the World Trade Organization, or WTO, and up to 49% in the second year and up to 50% thereafter.  Although, PRC was officially admitted to WTO in November 2001, it is still not clear how this agreement will be implemented.

  The numerous and often vague restrictions on acceptable content in PRC subjects us to potential civil and criminal liability, temporary blockage of our Web site or complete cessation of our Web site. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any Web site it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the MII and possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses, including our business.

If we do not comply with Chinese regulations relating to our scope of permitted business, Chinese regulators could cause us to discontinue our operations in PRC.

The Chinese government regulates access to the Internet by imposing strict licensing requirements and requiring ISPs in PRC to use the international inbound and outbound Internet backbones. The Chinese government may require that we obtain a license for Internet access in the future based on new legislation or otherwise. We may not be able to obtain all necessary licenses required in the future, and any future changes in Chinese government policies may impose additional regulatory requirements on us or our service providers, intensify competition in PRC information industry or otherwise have a material adverse effect on our business, financial condition and results of operations.

We are uncertain as to whether the Chinese government will reclassify our business as a media or a retail company, due, among other things, to our acceptance of Internet advertising and e-commerce related services fees as sources of revenue. Any reclassification could subject us to penalties or fines or significant restrictions on our business. We are also uncertain whether the Chinese government will reclassify our business as a telecommunications business, potentially resulting in significant restrictions on our business.

If we do not comply with Chinese government regulations relating to foreign investment prohibitions, the Chinese government could cause us to discontinue our operations in China.

Chinese government policy prohibits foreign investment in the telecommunications services industry, which it has defined to include Internet-related businesses. We may not be in compliance with current Chinese government policies and the Chinese government may not view our intended business in PRC as in compliance with these policies or any policies that may be made in the future. If we are not viewed as complying with these policies or any regulations that may be created relating to foreign ownership of Internet- related businesses, the Chinese government could block us from starting our development plan in PRC or take other actions that could harm our business.

Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

PRC has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside PRC at our sole discretion. Even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

We are also subject to potential liability for content on our Web sites that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems under regulations promulgated by the Chinese MII. Furthermore, are required to delete content that clearly violates the laws of PRC and report content that we suspect may violate Chinese law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our Web sites.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if renminbi were to decline in value, reducing our projected revenues in U.S. dollars.

We intend to generate revenues and incur expenses and liabilities in Chinese renminbi, Taiwan dollars, Hong Kong dollars, Canadian dollars and U.S. dollars. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on PRC’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of renminbi to U.S. dollars has generally been stable and the renminbi has appreciated slightly against the U.S. dollar. However, given recent economic instability and currency fluctuations, the renminbi may not continue to remain stable against the U.S. dollar or any other foreign currency. Our results of operations and financial condition may be affected by changes in the value of renminbi and other currencies in which our earnings and obligations are denominated. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of renminbi into foreign currency for current account items, conversion of renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency. We may not be able to obtain all required conversion approvals for our operations, and Chinese regulatory authorities may impose greater restrictions on the convertibility of the renminbi in the future. Because a significant amount of our future revenues may be in the form of renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to utilize revenue generated in renminbi to fund our business activities outside PRC.

Terrorist activities and resulting military and other actions could adversely affect our business.

The terrorist acts in New York, Washington, D.C. and Pennsylvania on September 11, 2001 have created an uncertain economic environment and we are unable to predict the impact these events, or the responses thereto, will have on our business. The continued threat of terrorism within the United States and abroad and military action and heightened security measures in response to such threat may cause significant economic disruptions throughout the world. Our business, results of operations and financial condition could be materially and adversely affected to the extent such disruptions result in our inability to effectively market and sell our services and software.

Risks Related to Our Common Shares and Shareholder Rights

We do not intend to pay cash dividends, so any return on investment to an investor must come from appreciation.

To date, we have not paid a dividend on our common shares and do not intend to do so in the foreseeable future, as we expect any excess funds will be reinvested in implementing our business plan.  As a result, any return on investment in our common shares must come from increases in the fair market value and trading price of our common stock.

Currently, our Common Shares are not publicly traded on any market or exchange, and as a result a shareholder would have difficulty in selling any shares.  If our Common Shares become traded on the OTC Bulletin Board, it would be considered a “penny stock” and a shareholder’s ability to sell shares in the secondary trading market may be limited.

Our common shares are currently not quoted or listed for trading on any securities market or exchange, whether in the U.S. or elsewhere.  As a result, existing shareholders would have difficulty in selling their shares in a secondary trading market.  This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities.

If we obtain quotation of our shares on the OTC Bulletin Board, the liquidity of our common shares would continue to be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and the news media of our company.  In addition, any shares quoted on the OTC Bulletin Board would be subject to certain rules and regulations relating to “penny stock.”  A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the Nasdaq Stock Market or a national securities exchange.  Being a penny stock generally would mean that any broker who wanted to trade in our shares (other than with established customers and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith.  In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

  obtaining financial and investment information from the investor;

  obtaining a written suitability questionnaire and purchase agreement signed by the investor; and

  providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules could make it more difficult for broker-dealers to sell our common shares, and as a practical matter, these requirements may mean that brokers would be less likely to make recommendations on our shares to its general customers.

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law

Our corporate affairs are governed by our memorandum and articles of association, by the Company Law (1998 Revision) and the common law of the Cayman Islands.  The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

Under the common law of the Cayman Islands, the fiduciary relationship of a director is to us and a director therefore does not usually owe a fiduciary duty to individual shareholders.  As a result, it may be difficult for a shareholder to take action against the directors for breach of fiduciary duty.

The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. Cayman Islands law in this area may conflict with jurisdictions in the United States. As a result, our public shareholders may face more difficulties in protecting their interests in the face of actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

There is uncertainty as to our shareholders’ ability to enforce civil liabilities in the Cayman Islands, Hong Kong, Taiwan and PRC.

We are a Cayman Islands company with no assets in the United States.  A substantial portion of our current operations is conducted in Canada and we expect to expand to Hong Kong, Taiwan and PRC. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon these persons.  In addition, there is uncertainty as to whether the courts of the Cayman Islands, Canada, Hong Kong, Taiwan and, PRC and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands, Canada, Hong Kong, Taiwan, PRC or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of our state.

ITEM 4. INFORMATION ON THE COMPANY

A.

History and Development of CWN

ChineseWorldNet.Com Inc. was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands.  We are principally based in the Cayman Islands and our operations are primarily conducted in North America and Asia.  The address of our principal registered and executive head office is that of our agent, Appleby Spurling Hunter, (previously called Huntlaw Corporate Services Limited) located at Clifton House, P.O. Box 1350GT, Grand Cayman, Cayman Islands, Telephone (345) 949-4900.  Our North American office and principal place of business is located at Suite 510- 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. Telephone (1-604) 488-8878.  We have a presence in Toronto in a business centre located at #2500, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1.

We have two principal businesses, (1) Internet Financial Portal (“Portal”) business, conducted under ChineseWorldnet.com brand via “www.chineseworldnet.com“ website and (2) Investor Relations & Public Relations (“IR/PR”) business conducted through NAI via a number of media channels including the internet (www.na-investor.com website), financial newspaper and investment seminars/financial events.  Our IR/PR business was the result of the acquisition of NAI-Interactive Ltd, a Canadian company incorporated under the laws of British Columbia, on January 15, 2000 from Ms. Tin Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai.  The purchase price was 112,500 of our common shares valued at $5,625.

Our overall plan is to launch our Portal and IR/PR businesses in North America first, which we have done, and then to expand both businesses into Hong Kong, PRC and Taiwan markets. Please see “Corporate Strategy and Strategic Business Plan” section below for details.

B.

Business Overview

Internet Financial Portal Business

Introduction

ChineseWorldNet.com, via our “www.chineseworldnet.com” website, is a financial web-based portal that provides up-to-date financial information in Chinese and financial management tools to our target audience, the Chinese community in North America.  Our web portal provides financial news and information on North American blue chip and large cap S&P 500 public companies listed or quoted on the NYSE, AMEX, NASDAQ and TSE and PRC’s and Taiwan’s companies and markets news by an in-house editorial team while news on Hong Kong companies and markets are provided by our partners.  Previously, when the portal was in our development stage, all of the information or services provided through our www.chineseworldnet.com website were free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who paid no subscription fee.  After the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called “Premium Subscribers”, who are required to be registered as a subscriber and pay $9.95 per month to enjoy certain premium and personalized products and services.

We generate direct revenues from a number of means through the www.chineseworldnet.com website including premium subscription fees and on-line marketing services. Please refer to “Revenue Model of the Portal Business” section below for further details.

Current Product / Service Offering

The following features are provided free of charge in the www.chineseworldnet.com website to all viewers other than the Premium Services described below for which we charge a fee. Viewers are not necessarily required to register as subscribers at the moment even though we may require the readers to do so before getting access to the following services.

1.

Company Profile

This section features a variety of interactive investment tools that enable users to conduct their own financial research, including:

  Delayed stock quotes;

  Summary company profiles;

  Analysts’ buy/sell ratings;

  Company news;

  Insider trading information;

  Intraday and Historical stock charts; and

  Financial Statement Summary

2.

       Markets

This section, which features continuously updated market news stories from about 5 a.m. until 5 p.m. Pacific Standard Time each business day, covers the latest movements of the major indices, the most active stocks, news from foreign markets, earnings news, mergers and acquisitions news and other major market events.

3.

Headlines

Throughout the day, we provide headlines and brief news stories that cover the various corporate announcements and news throughout the day.

4.

Commentary

This section includes commentary prepared by employees or from outside contributors who write about topics such as money management, technical analysis, currency issues, industry analysis, macroeconomics, fundamental analysis, financial planning, mutual funds, initial public offerings, technology and international investing.

5.

Premium Services

Personalized Financial Services “MyCWN”

In addition to the provision of financial news and corporate information on public companies in North America and Greater China region, our www.chineseworldnet.com website also offers to our subscribers, through partnerships and affiliations, additional personalized services such as online investment tools and applications such as portfolio tracking. In October 2002, we launched a platform called “MyCWN” on our www.chineseworldnet.com website that enables members to create a personalized portal to manage their stock portfolios.  Registered users can customize their personal stock portfolio and view financial news and information, which will be automatically updated.

Real-Time Streaming Stock Quotes

Starting in October 2002, we offered real-time streaming stock quotes as an additional premium service for registered users for which we charge a fee.  This service is provided through a third-party supplier.  The current fee is $20 per month per user for Level 1 real time quotes and $30 per month per user for Level 2 real time quotes.  We are in planning stage for other premium services, such as special investment tools and premium research reports, for the web portal.

Revenue Model for the Portal Business

1.

Premium Subscription Fees

Up until October 2002, all of the information or services provided through our www.chineseworldnet.com website was offered free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who had previously paid no subscription fee.  However, after since the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called “Premium Subscribers”, who are required to be registered as a subscriber and pay a fee to enjoy certain premium and personalized products and services as described above. Basic monthly subscription fees starts at $9.95 per user per month but the actual fees depend on different bundle of products and services selected by the Premium Subscribers.

2.

Banner Advertising

CWN intends to derive revenue from selling banner advertising to companies on the www.chineseworldnet.com website.  The proposed fee for six-month banner advertising is from $480 to $680 per month based on an estimated number of times the banner advertising will be seen by viewers of the www.chineseworldnet.com website.  Through December 31, 2003, the Portal business has derived no revenue from this service offering.

3.  Marketing Services for Financial Services

Although this product is in the development stage, it is our intention that our members will be able to access information on various financial products and service providers such as on-line brokerage, mutual funds, insurance, and bonds, through logging onto independent on-line Internet based trading platforms of our proposed partners. However, we will not be involved in effecting transactions in securities for the account of others such as the solicitation, negotiation or execution of the transactions.  All trading transaction will be performed directly between the subscribers and the partner companies.  In order to do so, our members would have to independently register with the on-line trading partner.

Through December 31, 2003, our Portal business has derived no revenue from this services offering.  We will not receive transaction-based compensation either from our subscribers or the partner companies. Instead, a flat marketing fee from partner companies will be paid to us based on the number of subscribers opening new accounts.

Investor Relations / Public Relations (“IR/PR”) Business

Introduction

Our IR/PR business was the result of the acquisition of NAI-Interactive Ltd, a Canadian company incorporated under the laws of British Columbia, on January 15, 2000 from Ms. Tin Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai.  The purchase price was 112,500 of our common shares valued at $5,625.

NAI operates our IR/PR business currently focusing on providing IR/PR services for micro cap and small cap public companies targeting to the Chinese investor community in North America through various media such as the Internet (www.na-investor.com website), financial newspaper and investment seminars.  Unlike the www.chineseworldnet.com business model, client companies instead of individual investors pay a fee to NAI for the IR/PR services.

Current Product / Service Offering

1.

Internet website (www.na-investor.com)

NAI operates the www.na-investor.com website which provides IR/PR services to fee-paying North American public company clients who are listed or quoted on small and micro public markets in North America, such as the TSX Venture Exchange, the NASD OTC Bulletin Board and the Toronto Stock Exchange.  All information on this website is in Chinese and the website also offers stock quotes, company reviews, newsletters and guide to investing in small and micro-cap companies to viewers of the North American Chinese community.  Currently, there are over 30,000 registered members for the www.na-investor.com website and it attracts over 850,000 viewers each month.

Unlike www.chineseworldnet.com, www.na-investor.com is not a financial portal for fee-paying members but an Internet based medium for the dissemination of information on fee-paying companies that would like to increase their exposure to the Chinese investor community.  There is no fee being charged to individual registered members of the www.na-investor.com website.

2.

Investment Seminars/Financial Events

NAI markets and organizes Chinese investment seminars 2 to 4 times a year at which public companies pay a sponsorship fee to NAI to enable them to make presentations about their companies to individual Chinese investors who attend the seminars.  While it is free for individual investors to attend the investment seminars, NAI charges a fee of $4,000 per presenting company for organizing these seminars. Similarly, the attendees of the Investment Seminar are notified that it is a client company-sponsored event.

3.

Online Marketing Service

This service aims to increase the publicity and website traffic to targeted audiences for clients companies’ websites.  Services include creation of search criteria for Internet based search engines to enable quick access to client companies’ websites, email messages to NAI members and other services like on-line promotional events that can help increase Internet traffic to client companies’ websites.

4.

Chinese Webpage Design, Hosting and Maintenance

NAI can help client companies to create a Chinese web page for companies that have existing websites in English and would like to have link to a version of their websites in Chinese.  These Chinese webpages will also be linked to www.na-investor.com website in the featured company section.  NAI charges a one-time fee of $1,480 for this service.

5.

Computer Consultation Service

NAI began provide computer consultation service at the end of 2002 as an extra service to clients who needed support.  This is not a core business of NAI.

6.

Company Review

NAI’s in-house editors write company reviews for client companies. Company Reviews are sent to all NAI members by email and by mail and posted on the www.na-investor.com website.  This is a fee-paying service for companies featured in the Company Review, and NAI provides a clear disclaimer at the end of each review that this is a paid service and that the information provided in the review is not the view of or endorsed by NAI.  NAI charges client companies $2,500 per company review.

7.

Translation Service

NAI also provides translation services for client companies who want to translate promotional or financial materials from English into Chinese.  NAI charges $75 per page for the translation service.

8.

Miscellaneous IR/PR Services

NAI also provides other miscellaneous IR/PR services to client companies such as design and printing of promotional materials and financial reports.

9.

Financial Newspaper

Commencing August 2001, NAI published a bi-weekly Chinese financial newspaper in Canada, to provide readers with news of North American and Greater China’s stock markets, analysis and commentaries on particular industry sectors or companies as well as articles on investing in general.  None of the contents of the newspaper were sponsored or paid by client companies other than ordinary course advertisements except that, upon the request of client companies, NAI would prepare a client company-sponsored written report to be distributed with the newspaper to readers.  In that case, recipients of our-sponsored written report have been notified that our report should not be constituted as investment advice but an advertisement and the fact that it is sponsored by a client company.  Beginning in September 2002, the newspaper was provided on a bi-weekly basis and was sold for $2.00 per copy.  Revenue for the newspaper came mainly from advertisement and sales of the newspaper to readers starting September 2002.  However, in May 2003, NAI decided to discontinue the publication of the financial newspaper due to difficulties generating enough paying readership to justify the cost of producing the newspaper.

10.

Investment Guides

NAI started to publish specialty investment publications in 2002.  Its first investment handbook was on the mining sector.  Companies pay $2,000 each to be profiled in the Chinese language handbook. The handbook is sold through our offices, on-line, and in selected bookstores for CAD$13.80.

Future Product / Service Offering

Currently, our IR/PR services are focused on introducing and promoting North American client companies to the Chinese investor community in North America.  NAI plans to adopt the same model and expand it to other market segments such as, promoting client companies from Asia to the Chinese investor community of North America and Asian and North American client companies to the Chinese investor community in Asia.  Please see “Corporate Strategy and Strategic Business Plan” section below for details.

Revenue Model of the IR/PR Business

For our fiscal year ended December 31, 2002, NAI accounted for 100% of our revenues, which totalled $234,716.  Sources of revenue for the IR/PR business are from each of the current product/service offerings mentioned above such as investment seminar, on-line marketing service, Chinese webpage design, hosting and maintenance, company review, translation service¸ miscellaneous IR/PR services and the financial newspaper.

NAI's revenues for the years ended December 31, 2002 and 2001 were as follows:

Revenues	Year ended Dec.31, 2002	Year ended Dec. 31, 2001
Banner Advertisement	$ 5,257	$ 19,483
Company Review, Company Newsletter	5,376	29,863
Chinese Webpage Design, Hosting and Maintenance Computer Consultation Service	8,871 33,583	56,224 -
Translation Service CWN Membership, Online Service	- 1,262	149 -
Online Marketing Service	3,247	94,524
Miscellaneous IR/PR Service	33,937	25,623
Investment Seminar	52,062	97,343
Financial Newspaper Investment Guides	41,155 49,371	15,028 -
Interest	594	-
TOTAL	$234,716	$338,237

Corporate Strategy and Strategic Business Plan

Our goal is to become a global leader in the Internet-based financial community by providing a diverse range of financial information and news on public companies to Chinese investors in North America and Asia.  We believe that we have already built a strong foundation with our current and planned product and service offerings of both the Portal and IR/PR business.  This would, in turn, enable us to enter the next phase of our strategic plan which is to expand the reach of our businesses and services to users in Asia with a focus on the Greater China region, including those in Hong Kong, PRC and Taiwan.  We believe that one of the biggest advantages of running an Internet-based business is that we can leverage our existing infrastructure to reach a broader ranger of target customers without a huge capital requirement.  Based on this principle, we intend to maintain the operation of our businesses from our Vancouver office in Canada.  However, we may consider other expansion options such as partnering with local partners or establishing a direct presence in certain markets.  Details of our proposed expansion strategy of our services into other markets are as follows:

Geographic Market	Target Launch Date of		Local Presence
	the Portal Business	The IR/PR Business
Canada and the United States	Launched in 4th Quarter of 2002	Launched in 2001	The main operation of both businesses is from the Vancouver office while we maintain an office in Toronto, Canada.

Hong Kong	Launched in 3rd Quarter of 2004	1st Quarter of 2005

We have already established a local presence in Hong Kong by incorporating ChineseWorldNet.com (HK) Limited on December 22, 1999.  ChineseWorldNet.com (HK) Limited is 99% owned by us with 1% owned by one of our directors.

PRC	2nd Quarter of 2005	2nd Quarter of 2005	We may establish a direct presence or seek strategic partners locally to launch the services
Taiwan	4th Quarter of 2005	4th Quarter of 2005	We may establish a direct presence or seek strategic partners locally to launch the services

Internet Content Partners:

We, through NAI, currently have agreements in place with the following internet content partners, except Technology City Holdings Ltd. (“TCHL”), of which we have acquired a 4.167% of the then issued and outstanding shares in 2000.

Company Name	Services Provided
Yahoo! Holdings (Hong Kong) Limited	We provide small cap public companies information to Yahoo! Holdings (Hong Kong) Limited in return for a link connecting to www.chineseworldnet.com website from Yahoo Chinese website.
NewsGurus.com Inc. (www.newsgurus.com)	NewsGurus.com Inc. provides newsletter and writers’ articles content for www.chineseworldnet.com website.
China Infobank Limited	China Infobank Limited provides Chinese companies and market content for www.chineseworldnet.com website.
Investrend Communications, Inc. (www.investrend.com)	Investrend Communications, Inc. provides financial research reports content for www.chineseworldnet.com website.
Emerging Growth Stocks (“EGS”)	EGS provides market commentary for www.chineseworldnet.com website.
Technology City Holdings Ltd (“TCHL”)	TCHL provides Hong Kong daily financial news content for www.chineseworldnet.com website.
2000 Topology Research Inc	We provide the articles and news to 2000 Topology Research’s website in return for a link connecting to the www.chineseworldnet.com website.
ALPHATRADE.COM	ALPHATRADE.COM will provide our subscribers real-time streaming stock information for a monthly fee.

CWN’s and NAI’s Technology

None of our application technologies are proprietary to us.  The technologies used by us are incorporated from different commercially available software programs.  CWN’s application technology includes a collaborative authoring environment to enable different users such as CWN’s in-house programs to work together on creating and managing content for our websites.  It enables those who use CWN’s communication applications and content management applications to work together on creating and managing content to CWN’s websites.  All users have their own accounts and can belong to any number of sites.

We have two servers to serve our websites in North America.  If one of the servers malfunctions, all other traffic is re-directed to the other server.  Both servers synchronize with each other every 30 seconds.

Our Primary Markets

Internet Market

The number of Internet users in the Asia-Pacific region is increasing at an unprecedented rate and is expected to surpass those in the United States by 2005, according to International Data Corporation in June 2001.  The IDC also forecasts that the Asia-Pacific region (excluding Japan) will exceed 240 million Internet users by 2005 while Internet use as a percentage of the population in the region will be only 9 percent compared to 76 percent in the U.S.

At the end of 2003, China had 79.5 million users, which would make China the second-largest Internet population, behind the U.S, which had 165.75 million (CIA World Factbook for 2003), and ahead of third place Japan with 56 million.  According to the 14th Statistical Survey on Internet Development, July 2004, done by the China Internet Network Information Center, there were 87 million internet users in China at the end of June 2004, up 27.9% from a year ago.

Hong Kong has a well educated, technologically savvy population.  Internet World Stats on May 2004, reported that there were 4,661,589 Internet users in Hong Kong (representing 63.0% of the population) in May 2004, up from 4,571,536 in June 2003.  According to Nielsen/NetRatings, the active web usage in Hong Kong was 2,733,220 in July 2004, while the estimated active digital media universe was 4,878,713.

According to the Internet Subscriber Survey conducted by FIND team of the Advanced Institute (ACI), Institute for Information Industry (III), under the support of Department of Industrial Technology (DOIT) and Ministry of Economic Affairs (MOEA), it was estimated that there were 8.77 million Internet users in Taiwan as of September 2003.  The Internet penetration rate was 39%; compared to the same time period in 2002, there was an increase of 420 thousand users, with a growth rate of 5%.

In terms of the Chinese market in the North America, the principle is based on the fact that the Chinese population has better purchasing power than the overall the market.  According to the independent survey done by ACNielsen at the end of year 2000 of residents in Vancouver, British Columbia, 46% of Chinese adults 18+ own a single-detached home.  Furthermore, 72% of Chinese buy new when they purchase a car and 77% pay cash for their car.  These statistics indicate the affluence of Chinese immigrants to North America as they have earned enough money in their home country of Hong Kong, PRC and Taiwan before they immigrate.  Although the survey was only done in Vancouver, we believe this may indicate a trend that can be seen throughout the major cities in North America.  We believe that one of the key statistics is that, as of 2000, 86% of the Vancouver Chinese adults owned a home computer compared to only 50% of the total Canadian population.  This justifies the feasibility of a Chinese internet market in North America.  Also, another significant market statistic is that of the top 10 media penetration in the Vancouver Chinese population, only one of the media is the mainstream market (in English) at 9th place.  This shows that most Chinese have the tendency to focus more on media in Chinese language.

Internet Advertising Market

eMarketer's "Media Spending Outlook 2003", in December 2002 predicted that in contrast to the steady decline seen in US online ad spending in 2001 and 2002, 2003 online spending would rise slightly to $6.70 billion, up 6.3% from $6.3 billion in 2002.  This projected bounce-back would likely be assisted by a general easing of the economic recession. Also, eMarketer estimated that online advertising would make up 2.5% of total US media spending in 2002, rising to 2.8% by 2005.

The actual full year 2003 Internet advertising revenue in the U.S. was just under $7.3 billion, according to the Interactive Advertising Bureau (IAB) and PricewaterhouseCoopers (PwC) in their Internet Advertising Revenue Report released on April 21, 2004.  This represented an overall growth of approximately 21% from 2002.

The Internet advertising market is expected to grow in the coming year.  According to data released at the Jupiter/IAB Advertising forum in New York in October 2002, the industry is predicted to grow to $14 billion by 2007.  Factors that are cited as driving forces behind increased spending include: continual growth in the online population, growing broadband adoption and smarter inventory control among online publishers.   Further, according to the Jupiter Research report, "Online Advertising: Traditional Advertisers, Classifieds Pave Road to Recovery," in 2002 media represented 20% of online ad spending, financial services contributed 17% and computer hardware & software 12%.  Based on this data, we believe that our services and offerings are well positioned in a market that is continuing to grow.

Investor Relations (“IR”) Market

For the other part of our business, the Investor Relations and Public Relations business, we can refer to a membership survey done by the CIRI (Canadian Investor Relations Institute) in 2000, which reported that the average annual IR budget for a company with a market cap below $99 million and between $100 million to $499 million was $257,000 CDN and $485,000 CDN respectively.  There are about 15,000 public companies in North America alone, and based these numbers, we estimate the total IR market in North American to be $2.5 billion USD annually.

The IR/PR market in PRC, Hong Kong and Taiwan is not well-established yet.  However, that also means that we could become one of the industry leaders in this area due to our existing infrastructure.  A main problem of the Hong Kong Growth Enterprise Market (“GEM”), the stock exchange for micro-small cap start-up companies, is that there is very limited liquidity in terms of stock trading due to low market awareness of companies listed in GEM.  With the number of listed companies increasing in PRC and the existing well-established financial systems and markets in Hong Kong and Taiwan, we believe that the IR/PR business potential in the Greater China region is favorable.

Competition

The Internet based financial services industry is very competitive. The Chinese and Asian Internet markets have an increasing number of entrants because Internet start-up costs are so low.  In addition, the Internet industry is relatively new and subject to continuing definition.  As a result, many of our competitors may better position themselves to compete in the market as the Internet market matures.  Although we believe we do not have directly comparable competitors, we believe that taken separately each of our services has competition most of which have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than CWN.  Any of our present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by us.  We may not be able to compete successfully against our current or future competitors.

There are two primary competitors offering websites that contain financial services in Chinese (as well as other services) although neither is offering exactly the same-targeted financial services.

  Chineseinvestors.com Inc., operates the www.chinesefn.com website, is a leading financial portal that provides US stock market information and news.  This company’s main business model is the online advertising revenue from financial related corporation like Scottrade, E*Trade, Charles Schwab, Sutton Online or internet related companies like AT&T and GYC Telecom.  Chineseinvestors.com does not have an established IR/PR business model that can generate on-going revenues for the company.

  Sina.com is the most established Chinese news and media website, with over one million registered users.  Sina.com offers websites for Chinese in North America, Taiwan, PRC and Hong Kong, as well as news, information on finance, life, shopping, chat, e-mail, games, horoscope and a search engine.

Additionally, our competition with respect to user traffic, ease of use and functionality also include:

1.

Chinese language based web search and retrieval companies such as Yahoo! China, Sina.com, Netease, Sohu, Shanghai Online, ChinaByte and Netvigator (which is owned by PCCW).

2.

Our competition with respect to strategic expertise, technical knowledge and problem solving skills for web design include, as well as many unknown smaller companies who may offer this service, Internet integrators and web site design and development companies such as iXL Inc., Modem Media, Proxicom, Inc., One to One Media Limited, Eureka Digital Limited, Dragon Creative International and Core Solutions Limited.

Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers.  Further, ISP’s, web browsers and web content providers may be perceived by advertisers as having more desirable web sites for placement of advertisements.  Additionally, some or all of these competitors may develop web search and retrieval services that are equal or superior to those we offer our users and may achieve greater market acceptance than our offerings in the area of performance, ease of use and functionality.

Intellectual Property, Government Approvals and Regulations

Our application technology is not protected by any patents or copyrights nor do we intend to seek any such protection. However, without patent or copyright protection, we may not be able to prevent duplication of our technology by competitors.

C.

Organizational Structure

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Our principal executive and registered office is located at Appleby Spurling Hunter, The Huntlaw Building, P.O. Box 1350GT, Grand Cayman, Cayman Islands.  Our North American office and principal place of business is located at Suite 510- 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

Currently, CWN is a holding company which owns 100% of NAI Interactive Ltd. (“NAI”) and 99% of Chinese WorldNet.com (HK) Ltd.  Our portal business is operated under CWN with our associated brand, ChineseWorldNet.com and website www.chineseworldnet.com, while our IR/PR business is operated under NAI.  In addition, NAI employees are engaged to build the www.chineseworldnet.com website including our content for CWN.

NAI Interactive Ltd. is a company incorporated in British Columbia on November 13, 1998.  We acquired NAI on January 15, 2000 from Ms. Tin Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our common shares valued at $5,625.  NAI’s head office is located at 510-1199 West Pender Street, Vancouver, B.C., V6E 2R1.

ChineseWorldNet.com (HK) Ltd. (“CWNHK”) is a Hong Kong company incorporated on December 22, 1999.  CWNHK was incorporated in Hong Kong at approximately the same time as ChineseWorldNet.com Inc. in Cayman Islands, as a subsidiary of ChineseWorldNet.com Inc. ChineseWorldNet.com (HK) Limited is 99% owned by us with 1% owned by one of our directors.  CWNHK’s registered office in 2002 was at Flat 901, BLK A, Sun Fung Centre, 88 Kwok Shui Road, Kwai Chung, Hong Kong.  In June 2004, CWNHK’s office moved to Room 1101, St. George’s Building, 2 Ice House Street, Central, Hong Kong. CWNHK provides us with a local operation base for CWN’s penetration and expansion in the Asian market.

As of December 31, 2002, we had a total of 19 employees (14 full-time employees and 5 part-time employees) of which 18 employees were hired by NAI.  Our President and CEO is the only employee directly hired by CWN.  At December 31, 2002, there are 18 employees located in the Vancouver office in Canada and 1 part-time employee located in the Toronto office in Canada.  Subsequent to fiscal 2002 year end, by May 2003, there were no employees in the Toronto office.

As part of our proposed expansion into Asia, on October 13, 2000, we purchased 100,000 common shares in the capital of Technology City Holdings Limited (“TCHL”), a Hong Kong incorporated company, representing 4.167% of the then issued and outstanding shares of TCHL, for US$100,000.  TCHL is a multi-media, Internet-based financial information provider focusing on listed securities in Hong Kong.  The purpose of this investment was to provide content supply from TCHL to the www.chineseworldnet.com website.  This includes market and content information focusing on public companies listed on the Growing Enterprise Market (“GEM”) in Hong Kong.  As at December 31, 2002, we determined that the recovery of the investment in relation to future projected cash flows from the investment in TCHL was doubtful and there was no market available to liquidate the subscribed shares, and we wrote down the value of the investment to a nominal value of $1.

On November 2, 2000, we completed a private placement with certain individuals who purchased 2,000,000 of our common shares at a price of $0.40 per common share for gross proceeds of $800,000.  The proceeds from this private placement were used for general working capital purposes.

D.

Property, Plants and Equipment

We do not own any real property. As of December 31, 2002 we owned $17,266 worth of computer equipment and computer software and $7,354 worth of office furniture.  We had a lease agreement for the Vancouver office (Address:  #620 – 1090 West Pender Street, Vancouver, British Columbia, Canada V6E 2N7), which expired on June 30, 2002 and was renewed on a month by month basis until June 2003.  Subsequently in June 2003, we entered into a new office lease for our current offices located at Suite 510- 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.  There is no lease for Toronto office as we rent space at a business centre.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2002 and 2001, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

A.

Results of Operations

For the year ended December 31, 2002, net loss was $367,690 on revenue of $234,716.  Overall, year 2002 had been a difficult year with a weak overall financial markets after the bursting of the technology bubble and the terrorist attacks of September 11th, 2001.  Revenues from most core services were down significantly, particularly in banner advertisement, company review and newsletter, webpage design and hosting, and investment seminars.

A positive note on the year, though resulting in minimal revenue, was revenue from our CWN Membership /Online Service.  In October 2002, the financial portal became a subscription based portal and this started to generate revenue for us.  We also successfully launched a new product line - Investment Guides.  The Investment Guides accounted for 21% of revenue during the year, and was a profitable new product offering.  Further, in order to supplement our weak revenues, we provided Computer Consultation Services for clients who had the need for such add-on services.  Computer Consultation Services however is not one of our core businesses and we have no intention of marketing this service.

Although our Financial Newspaper revenues accounted for 17.5% of our revenues in fiscal 2002, the project was not profitable.  The intention was to enlarge our network and to create a brand for our company through the publishing the Financial Newspaper.

Expenses totalled $505,763 for year 2002.  Most expenses were greatly controlled due to the prevailing market conditions such as office and miscellaneous expenses and rent & operating costs.  Since we were in development stage of our portal in 2002, we maintained our employee levels.  The most significant cost increase came from printing costs, related to the Financial Newspaper for the year.  With the implementation of stronger control systems, our provision for bad and doubtful debts we decreased significantly to $16,988 in 2002 from $28,380 in 2001.

In 2002, we incurred consulting fees of $18,000 payable to Goldpac Investments Ltd., a company owned by Chi Cheong Liu, one or our directors and shareholders, and Ms. Tim Yee Lau who is the spouse of Joe Tai, our President, CEO and shareholder.  In 2001, $12,000 was accrued in consulting fees.   See “Item 10 – Director’s, Senior Management and Employees – Compensation”.

Our Net Loss was further widened by Other Losses which included a one-time $99,999 write-down of our investment in Technology City Holdings. Outlined below are the results of operations for the years ended December 31, 2002 and 2001.

	For year ending December 31, 2002	For year ending December 31, 2001
Revenues
Banner Advertisement	$ 5,257	$ 19,483
Company Review, Company Newsletter	5,376	29,863
Chinese Webpage Design, Hosting and Maintenance Computer Consultation Service	8,871 33,583	56,224 -
Translation Service CWN Membership, Online Service	- 1,262	149 -
Online Marketing Service	3,247	94,524
Miscellaneous IR/PR Service	33,937	25,623
Investment Seminar	52,062	97,343
Financial Newspaper Investment Guides	41,155 49,371	15,028 -
Interest	594	-
TOTAL REVENUE	$ 234,716	$ 338,237

Expenses
Advertising and promotion	$ 16,596	$ 42,807
Accounting and legal	17,995	40,012
Consulting	18,000	12,000
Depreciation	8,758	9,385
Non-cash compensation changes
Financial charges – related parties
Interest (imputed) – related parties	879	986
Incorporation costs
Office and miscellaneous	23,447	31,964
Printing	63,127	14,924
Provision for Bad and doubtful debts	16,988	28,380
Rent and operating costs	34,603	51,360
Salaries and benefits	283,521	288,499
Telephone	6,790	17,150
Travel and entertainment	15,059	13,912
TOTAL OPERATING EXPENSES	$ 505,763	$ 551,379
Other Income (Loss) NET LOSS	(96,643) $ 367,690	22,002 $ 191,140

We maintain our accounting records in our functional currency of the U.S. dollar.  We classify NAI, our Canadian subsidiary, as self-sustaining and use the current rate method of translation.  We translate our assets and liabilities at the exchange rate prevailing as of the balance sheet date.  Revenues and expenses are translated at the average exchange rate for the year.  Foreign exchange gains and losses are deferred and shown separately in shareholders’ equity.

We do not believe foreign currency fluctuations have a material impact on our financial condition.  We do not engage in foreign currency hedge transactions.

Inflation

We do not believe that inflation will have a material adverse effect on our financial condition.  Traditionally, PRC and Canada have not been countries that experienced a substantial increase in inflation.

B.

Liquidity and Capital Resources

As of December 31, 2002, we had cash and cash equivalents of $286,939 and working capital of $219,865. We believe that there are sufficient cash reserves to satisfy our cash requirements for the next 12 months.  We anticipate that additional funds will need to be raised to further our expansion into Asia and for acquisition purposes.  We intend to raise such additional funds through debt or private placements of common shares.  However, we may not be successful in raising capital through any private offering of our common shares.  If we are unable to raise additional capital through a private placement offering, we will likely seek financing from lending institutions, which also may not be available to us.  A lack of financing may require us to delay or abandon plans for expansion or acquisitions.  We do not have any existing banking relationship, line credit, or bank debt.  In fiscal 2002, no private placement or acquisitions were completed.

C.

Research and Development, Patents and Licenses

Not applicable.

D.

Trend Information

With the revival of the financial markets since the technology bubble bust, we expect that there be increased interest in the stock market leading to increased the revenues from our on-line platform as well as our IR/PR spending.  Another trend of note is that there is continual consolidation within the financial Internet information industry, in both Asian and North American markets of players with no sustainable revenue streams and/or adequate funding support.  This is a positive trend for us, as we are considering potential acquisitions of competitors in different markets and could assist our expansion methods in Asian markets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth all directors and executive officers of CWN and our subsidiary NAI as of December 31, 2002, with each position and office held by them in CWN.  Each director’s terms of office expires at the next annual general meeting of shareholders.

CWN

Name	Age	Director since	Position with CWN
Joe K.F. Tai	39	January 2000	President, Chief Executive Officer and Director
Chi Cheong Liu (1)	44	January 2000	Secretary/Treasurer and Director
Ken Cai	38	March 2000	Director
Chi Kong Liu	41	January 2000	Director

(1)Two of our Directors, Chi Cheong Liu and Chi Kong Liu are brothers.  There are no other family relationships between our directors and executives.

NAI

Name	Age	Position with NAI
Kelvin Szeto	42	President, Secretary and Director of NAI
Edward Liu	29	Vice President - Editing of NAI
Michael Hui	26	Vice President – Website Development of NAI
Gilbert Chan	27	Vice President – Marketing and Project Development of NAI

The business background and principal occupations of CWN and NAI’s officers and directors for the preceding five years are as follows:

ChineseWorldNet.com Inc.

Joe K. F. Tai

Mr. Tai has served as President, Chief Executive Officer and a director of CWN since January 12, 2000.  Mr. Tai has 13 years of experience in international business and for the past five years has also served as President of Goldpac Investments Ltd., a venture capital company.  Mr. Tai was also involved with a start-up of an international computer manufacturing company with our corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta, and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million.  In addition, Mr. Tai is a director of Aquasol Environtech Ltd. and Tranzcom Security Networks Inc., a TSX Venture Exchange-listed company.

Ken Z. Cai

Dr. Cai has been a director of CWN since March 2000.  He has served as President, Chief Executive Officer and a director of Minco Mining and Metals Corporation since February 29, 1996 and a director of Dragon Pharmaceuticals Inc. a company whose common shares are registered under the Securities Exchange Act of 1934.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada.  Dr. Cai, a Chinese national now living in Canada, has 15 years experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has served as a director of several publicly traded and private Canadian and Chinese companies.

Chi Cheong Liu

Mr. Liu has been a director of CWN since January 2000.  Mr. Liu has served as President of Chigo Engineering Company, a security engineering firm, for the last 17 years.  In addition, Mr. Liu is also a venture capitalist specializing in biotechnology and technology investments.

Chi Kong Liu

Mr. Liu has been a director of CWN since January 2000.  Mr. Liu served as President and owner of S & B Trading Company Limited, a diamond and jewellery wholesaler.  In addition, Mr. Liu is also a venture capitalist specializing in biotechnology and technology investments.

NAI Interactive Ltd

Kelvin Szeto

Mr. Szeto has served as NAI’s President, Secretary and Director since November 13, 2001.  Prior to the appointment as the President of NAI, Mr. Szeto served as the Secretary, Director and Vice President Operation since January 12,

2000.  Mr. Szeto was involved in the start up of an international computer manufacturing company with our corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million.

Edward Liu

Mr. Liu joined NAI in July 2001 as Vice President, Editing of NAI.  Mr. Liu has over 10 years investment experience in stocks, futures, derivatives.  Prior to immigrating to Canada, Mr. Liu served as the General Manager of a large investment firm in China, and worked in the sales and investment departments.  Mr. Liu graduated from Fudan University and Beijing University with a Bachelors of Management, a Masters of Economics, and a PhD in Finance.

Michael Hui

Mr. Hui has been with NAI since November 2000 and has served as Vice President – Website Development for NAI since October 1, 2001.  Mr. Hui has worked in website development in both North America and Hong Kong since 1995 and holds a Bachelor degree in computer sciences from the University of British Columbia, Canada.

Gilbert Chan

Mr. Chan has acted as the Vice President -Marketing and Project Development for NAI since June, 2000.  Mr. Chan has extensive experience working as a project manager for different websites.  Mr. Chan holds a Bachelor Degree in Applied Science from University of British Columbia.

B.

Compensation

The aggregate direct or indirect remuneration paid to the directors and officers of CWN, including our subsidiaries, as a group during the year ended December 31, 2002 for services to CWN in all capacities, was $88,700. Certain information about payments to particular officers and directors is set out in the following table:

Name and Principal Position	Year Ended Dec. 31	Annual Compensation
		Salary	Bonus	Other Annual Compensation
Joe K. F. Tai President, Chief Executive Officer and Director	2002	Nil(1)	Nil	Nil
Chi Cheong Liu Secretary/Treasurer and Director	2002	Nil (1)	Nil	Nil
Ken Cai Director	2002	Nil	Nil	Nil
Chi Kong Liu Director	2002	Nil	Nil	Nil
Kelvin Szeto President, Secretary and Director of NAI	2002	$15,700	Nil	Nil
Gilbert Chan VP Marketing and Project Development of NAI	2002	$21,100	Nil	Nil
Michael Hui VP Website Development of NAI	2002	$18,600	Nil	Nil
Edward Liu VP Editing of NAI	2002	$15,300	Nil	Nil

(1) We have a consulting agreement with Goldpac Investment Partners Ltd. for year 2002 for $18,000 per year.  Goldpac Investment Partners Ltd. is a company owned by Chi Cheong Liu, one of our directors and shareholders (and Ms. Tim Yee Lau who is the spouse of Joe Tai, our President and CEO)

Pension Plans

We do not provide retirement benefit for directors, senior management or employees.

C.

Board Practices

Directors hold office for a term of one year or until the next annual meeting of shareholders at which directors are elected.  All of the directors of the Board in office as of December 31, 2002 have served since January 12, 2000, other than Ken Cai who was appointed to the Board in March 2000.  Our officers are appointed by the Board and serve at the Board’s pleasure.

We have not entered into service contracts with any of our directors other than the consulting agreement in 2002 with Goldpac Investment Partners Ltd. which is partially owned and wholly owned respectively by Mr. Chi Cheong Liu, one of our directors.

As of December 31, 2002, we did not have either an Audit Committee or a Compensation Committee.

D.

Employees

As of December 31, 2002, we had a total of 19 employees (14 full-time employees and 5 part-time employees) of which 18 employees were hired by NAI.  Our President and CEO is the only employee directly hired by CWN.  At December 31, 2002, there are 18 employees located in the Vancouver office and 1 part-time employee in our Toronto office (at the business centre).  Subsequent to fiscal 2002 year end, by May 2003, there were no employees in the Toronto office.

E.

Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our common shares as of December 31, 2002 by each of the directors and members of senior management for us and our subsidiary, NAI.  The percentage owned is based on 8,000,000 shares outstanding at the close of business on December 31, 2002.

Name and Title	Share Ownership	% Share Ownership
Joe Tai (Note 1) President, CEO and Director	250,000	3.125%
Ken Cai Director	0	--
Chi Cheong Liu Director	1,730,000	21.625
Chi Kong Liu Director	570,000	7.125
Edward Liu Vice President, Editing of NAI	0	--
Michael Hui Vice President, Website Development of NAI	0	--
Kelvin Szeto President, Secretary and Director of NAI	150,000	1.875
Gilbert Chan Vice President, Marketing and Project Development of NAI	100,000	1.25
All Directors and Senior Management as a group	2,800,000	35.0%

Note 1

Includes 112,500 common shares held by Ms. Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.

Stock Options

We have not established a stock option plan for our directors, senior officers or employees, and we have not granted stock options, warrants, or other similar rights to any of our directors, senior management or employees.  However, we may establish a stock option plan in the future.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

The following table sets forth, as at December 31, 2002, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors as a group.  The percentage ownership is based on 8,000,000 shares outstanding at the close of business on December 31, 2002.  Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We have no options or warrants outstanding.

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned
Chi Cheong Liu	1,730,000	21.63%
Fongmei Yu	787,500	9.84
Cairich Capital Inc.	712,500	8.91
Chi Kong Liu	580,000	7.25
Wai Yee Lai	580,000	7.25
Fong Szeto	570,000	7.13
Monica Law	570,000	7.13
Wai Mun Yeung	420,000	5.25

During the past three fiscal years, there has not been any significant change in percentage ownership by any of the above major shareholders.

As far as is known to us, and except as disclosed herein, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity.

United States Shareholders

As of December 31, 2002, we had two registered shareholders with addresses in the United States, holding approximately 0.25% of the outstanding common shares.

B.

Related party transactions

We accrued $18,000 in consulting fees to a company related to one of our directors in the 2002 fiscal year.  In 2002, we entered into a consulting agreement with Goldpac Investment Partners Ltd., a company owned by Chi Cheong Liu, one of our directors and shareholders, whereby Goldpac Investment Partners Ltd. would receive $18,000 for certain consulting services during the year.  We had entered a similar consulting agreement with Goldpac Investment Partners Ltd. in 2001, whereby Goldpac Invesment Partners received $1,000 per month from April 1 – Dec 31, 2001.

In fiscal 2002, we accrued imputed interest of $879 at an interest rate of 4% per annum on the amounts due to a stockholder and a director.  This interest was for a shareholder loan from NAI Interactive Ltd., when it was purchased by us in January 2000. We accured $966 in interest at an interest rate of 4% per annum in the 2001 fiscal year.  The shareholder loan will continue at 4% per annum, and there is no immediate obligation for the repayment of the loan.

None of our directors or senior officers and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time.

C.

Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8. FINANCIAL INFORMATION

A.

Financial Statements

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2002 and 2001, including our consolidated balance sheets as of December 31, 2002 and 2001, and the consolidated statements of loss and deficit for the years ended December 31, 2002 and 2001, and the notes to those statements and the auditor’s reports thereon.

B.

Significant Changes

Business Strategy

There have been no significant changes in our business in the period from December 31, 2002 until the date of this document.

Legal Proceedings

We are not a party to any legal proceedings and are not aware of any contemplated legal proceedings to which we may be a party.

ITEM 9. THE OFFER AND LISTING

A.

Offer and Listing Details

Our common shares are not listed for trading on any market or exchange; accordingly, we cannot provide historical high and low market prices for our common shares.

B.

Plan of Distribution

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Markets

Our common shares are not listed for trading on any market or exchange.

D.

Selling Shareholders

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

E.

Dilution

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

F.

Expenses of the Issue

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 10. ADDITIONAL INFORMATION

A.

Share Capital

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

B.

Memorandum and Articles of Association

There have been no changes to the Memorandum or Articles of Association, or Cayman Island law with respect to rights and powers of directors and shareholders since our 20-F Registration Statement (SEC file no. 000-33051).  Such discussion is hereby incorporated by reference into this annual report.

C.

Material Contracts

Please see “Item 4 – Information on the Company” and exhibits to this annual report.  We did not enter into any material agreements other than in the ordinary course of business in 2002.

D.

Exchange Controls

We do not believe there are any decrees or regulations under the laws of the Cayman Islands applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common stock.  There are no restrictions under CWN’s Articles of Incorporation or Memorandum of Association or under Cayman Island law as currently in effect that limit the right of non-resident owners to hold or vote our common shares or to receive dividends thereon.  We are organized under the laws of the Cayman Island. There is uncertainty as to whether the Courts of Cayman Island would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Cayman Island Courts against us or such persons predicated upon the federal securities laws of the United States.  There is no treaty in effect between the United States and Cayman Island providing for such enforcement.

Canadian Currency

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to Canadian residents are subject to withholding tax.  See “Taxation” below.

There is no limitation imposed by the laws of Canada or the charter or other constituent documents of CWN on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act (Canada) (the “Investment Act”).  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when CWN was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of CWN and the value of the assets of CWN, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 Canadian dollars or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of CWN.  An investment in the common shares by a WTO Investor, or by a non-Canadian when CWN was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of CWN and the value of the assets of CWN, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of Cdn$168 million.  A non-Canadian would acquire control of CWN for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of CWN unless it could be established that, on the acquisition, CWN was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of CWN in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of CWN by reason of an amalgamation, merger consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of CWN, through the ownership of the common shares, remained unchanged.

Currently ninety percent of our operations are in Canadian dollars.

Chinese Currency

The Chinese currency is the Renminbi (“RMB”).  It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal.  Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which PRC has applied.  The People’s Bank of China, PRC’s central banking authority, publishes the Renminbi exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994.  In addition, the People’s Bank of China publishes the Renminbi exchange rates against other major foreign currencies.  Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in PRC.

Foreign exchange is administered by the State Administration Bureau of Exchange Control (“SAEC”), and our local branch offices, all of which are subject to the supervision of the People’s Bank of China.  The SAEC has established regulations relating to outward remittance by foreign investors of their share of net profits or dividends and final repatriation of their investments, in foreign currency.  Subject to payment of applicable taxes, foreign investors may remit out of PRC, in foreign exchange, profits or dividends derived from a source within PRC.  Swap centres have been established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation.  The central foreign exchange adjustment centre is in Beijing and other centres have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions.  Remittances by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of our or his investments in PRC) out of PRC is subject to the approval of the SAEC.

We expect that once a subsidiary is established in PRC, thirty percent of our overall operation will be in RMB.

E.

Taxation

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

United States Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of CWN’s Canadian subsidiary, NAI Interactive Ltd. by a United States resident, and who hold common shares sold as capital property (a “U.S. Holder”).  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Customs and Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”).  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax laws or treaty.  It has been assumed that all currently proposed amendments will by enacted substantially as proposed and that there is no other relevant changes in any governing law or practice, although no assurance can e given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable as to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares.  The statutory rate of withholding tax is 25% of the gross amount of dividend paid.  The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty.  Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of CWN and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder.  We are required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition of death, provided that the U.S. Holder did not hold the common shares as capital property used in carrying on a business in Canada, and that neither the U.S. Holder nor persons with whom the U.S. Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class our Canadian subsidiary at any time in the five years immediately preceding the  disposition.

F.

Dividends and Paying Agents

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

G.

Statement by Experts

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

H.

Documents on Display

Any documents referred to in this Annual Report on Form 20-F may be inspected at our principal office located at Suite 510 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1 during normal business hours.

I.

Subsidiary Information

There is no information relating to any of our subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing our financial statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are a small business issuer and, as such, there is no requirement to provide any information under this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES

There has not been a material default or arrears in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within 30 days, relating to any indebtedness of us or any of our significant subsidiaries.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  We performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer/Chief Financial Officers, as of the end of the period covered by this report, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).  Based on this evaluation, we concluded our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Controls.  During the fiscal year ended December 31, 2002, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

ITEM 17. FINANCIAL STATEMENTS

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States.  The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Annual Report:

Page #
Report of Independent Accountants	F-2
Year-end Consolidated Balance Sheet as of December 31, 2002 and 2001	F-3
Year-end Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2002 and 2001	F-4 to F-5
Year-end Consolidated Statements of Operations for the years ended December 31, 2002 and 2001	F-6
Year-end Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001	F-7
Notes to Consolidated Financial Statements	F-7 to F-17

&&&

ITEM 18.
FINANCIAL STATEMENTS

The financial statements filed as part of this annual report are listed in “Item 17 – Financial Statements and Exhibits”.

ITEM 19. EXHIBITS

Exhibit No.		Document Description
1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN
4(b).1	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2002.
4(b).2	(1)	Content Partnership Agreement between NAI and Yahoo! Holdings (Hong Kong) Limited, dated January 1, 2001.
4(b).3	(1)	Partnership Agreement between CWN and ALPHATRADE.COM, dated April 16, 2002.
4(b).4	(1)	News Letter Content Agreement between NAI and Emerging Growth Stocks.
4(b).5	(1)	Content Partnership Agreement between NAI and China Infobank Limited.
4(b).6	(1)	Content Partnership Agreement between NAI and Investrend Communications, Inc.
4(b).7	(1)	Content Partnership Agreement between NAI and NewsGurus.com Inc.
4(b).8	(1)	Content Partnership Agreement between NAI and 2000 Topology Research Inc. (the original agreement is written in Chinese)
8	**	List of Subsidiaries
12.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934
13.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

**

Filed herewith

(1)

Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Annual Report to be signed on CWN’s behalf by the undersigned duly authorized officer.

Dated:

November 24, 2004

ChineseWorldNet.com Inc.,

a Cayman Islands Corporation

 /s/Joe Kin Foon Tai

JOE KIN FOON TAI

President, Chief Executive Officer and Director

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Financial Statements

(Expressed in U.S. Dollars)

December 31, 2002 and 2001

Index

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Stockholders' Equity

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1 st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

E-Mail: genarldelivery@ellisfoster.com

Website: www.ellisfoster.com

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

CHINESEWORLDNET.COM INC. AND SUBSIDIARIES

We have audited the consolidated balance sheets of ChineseWorldNet.com Inc. and subsidiaries ("the Company") as at December 31, 2002 and 2001, the related consolidated statements of stockholders' equity, operations and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with generally accepted accounting principles in the United States of America.

Vancouver, Canada February 18, 2003	"MOORE STEPHENS ELLIS FOSTER LTD." Chartered Accountants

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2002 and 2001
(Expressed in U.S. Dollars)
	2002	2001
ASSETS
Current
Cash and cash equivalents	$286,939	$519,334
Available for sales securities	1,912	170
Accounts receivable	35,236	51,499
Income taxes recoverable	-	884
Prepaid expenses and deposits	8,156	6,123
Total current assets	332,243	578,010

Investment in Technology City Holdings Limited	1	100,000
Fixed assets	24,620	30,078
Total assets	$356,864	$708,088

LIABILITIES
Current
Accounts payable and accrued liabilities	$37,491	$45,645
Due to related parties, non-interest bearing	52,110	36,776
Deferred revenue	22,777	14,872
Total current liabilities	112,378	97,293

STOCKHOLDERS' EQUITY

Share capital
Authorized:
100,000,000,000 common shares with a par value
of $0.001 per share
Issued and outstanding: 8,000,000 common shares	8,000	8,000
Additional paid-in capital	1,125,826	1,124,947
Accumulated other comprehensive income	6,357	5,855
(Deficit)	(895,697)	(528,007)

Total stockholders' equity	244,486	610,795

Total liabilities and stockholders' equity	$356,864	$708,088

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002 and 2001							Page 1 of 2
(Expressed in U.S. Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive	Retained	compre-	Stock-
	Common stock		paid-in	income	earnings	hensive	holders'
	Shares	Amount	capital	(loss)	(deficit)	income (loss)	equity

Balance, December 31, 2000	6,000,000	$6,000	$1,095,961	$-	$(336,867)	$651	$765,745

Issued 2,000,000 common shares
(previously allotted) on February 5, 2001	2,000,000	2,000	(2,000)	-	-	-	-

Forgiveness of consulting fees owed to
a company related to a director and
significant shareholder	-	-	30,000	-	-	-	30,000

Imputed interest on amounts due to
related parties			986	-	-	-	986

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(191,140)	(191,140)	-	(191,140)
- foreign currency translation adjustment	-	-	-	5,773	-	5,773	5,773
- change in net unrealized loss on
available
for sale securities	-	-	-	(569)	-	(569)	(569)

Comprehensive income (loss)				$(185,936)

				-
Balance, December 31, 2001	8,000,000	$8,000	$1,124,947		$(528,007)	$5,855	$610,795

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2002 and 2001						Page 2 of 2
(Expressed in U.S. Dollars)
						Accumulated
				Compre-		other	Total
			Additional	Hensive	Retained	compre-	Stock-
	Common stock		paid-in	Income	earnings	hensive	holders'
	Shares	Amount	capital	(loss)	(deficit)	income (loss)	equity

Balance, December 31, 2001	8,000,000	$8,000	$1,124,947	$-	$(528,007)	$5,855	$610,795

Imputed interest on amounts due to
related parties	-	-	879	-	-	-	879

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(367,690)	(367,690)	-	(367,690)
- foreign currency translation adjustment	-	-	-	532	-	532	532
- change in net unrealized loss on
available
for sale securities	-	-	-	(30)	-	(30)	(30)

Comprehensive income (loss)				$(367,188)

Balance, December 31, 2002	8,000,000	$8,000	$1,125,826		$(895,697)	$6,357	$244,486

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2002 and 2001
(Expressed in U.S. Dollars)

	2002	2001

Revenue	$234,716	$338,237

Expenses
Advertising and promotion	16,596	42,807
Audit and legal	17,995	40,012
Consulting fees	18,000	12,000
Depreciation	8,758	9,385
Interest (non-cash imputed interest - related parties)	879	986
Office and miscellaneous	23,447	31,964
Printing	63,127	14,924
Provision for bad and doubtful debts	16,988	28,380
Rent and operating	34,603	51,360
Salaries and benefits	283,521	288,499
Telephone	6,790	17,150
Travel and entertainment	15,059	13,912

	505,763	551,379

Other income (loss)
Interest and sundry income	6,124	30,704
Write down of investment	(99,999)	-
Foreign exchange loss and other losses	(2,768)	(8,702)

	(96,643)	22,002

Net (loss) for the year	$(367,690)	$(191,140)

(Loss) per share - basic and diluted	$(0.05)	$(0.02)

Weighted average number of
common shares outstanding - basic and diluted	8,000,000	7,808,219

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2002 and 2001
(Expressed in U.S. Dollars)

	2002	2001

Cash flows from (used in) operating activities
Net (loss) for the year	$(367,690)	$(161,140)
Adjustment to reconcile net (loss) to net cash used in
operating activities:
- depreciation	8,758	9,385
- consulting fees	-	(18,000)
- provision for bad and doubtful debts	16,988	28,380
- interest (imputed) - related parties	879	986
- foreign exchange loss and other losses	458	8,011
- write down of investment	99,999	-
Changes in assets and liabilities
- accounts receivable	(134)	(71,979)
- prepaid expenses and deposits	(1,964)	(2,072)
- accounts payable and accrued liabilities	(10,283)	27,091
- income taxes	897	(909)
- deferred revenue	7,789	(2,563)

	(244,303)	(182,810)

Cash flows from (used in) financing activities
Repayment to related parties	15,104	(1,921)

Cash flows from (used in) investing activities
Purchase of fixed assets	(3,098)	(13,532)
Proceeds on disposal of fixed assets	39	-
Purchase of available for sales securities	-	(760)
	(3,059)	(14,292)

Foreign exchange (loss) on cash held in foreign currency	(137)	(2,284)

Decrease in cash and cash equivalents	(232,395)	(201,307)

Cash and cash equivalents, beginning of year	519,334	720,641

Cash and cash equivalents, end of year	$286,939	$519,334
The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Expressed in U.S. Dollars)

1. Nature of Operations

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. ("NAI"), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com (HK) Limited incorporated under the laws of Hong Kong.

The Company's business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, web page hosting and maintenance, on line promotion for customers, translation services, investment seminar, financial newspaper, investment handbook and website contest event. These services are considered as one segment based upon the Company's organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations.

2. Significant Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. Significant inter-company accounts and transactions have been eliminated.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fixed Assets

Fixed assets are stated at cost, net of accumulated amortization.

Amortization is provided in the declining-balance basis on fixed assets over the expected useful lives of the assets at the following annual rates:

Furniture and fixtures                 20%

Computer equipment                  30%

Computer software                    100%

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

(g) Advertising Expenses

The Company expensed advertising costs as incurred. Advertising expense for the year ended December 31, 2002 and 2001 were approximately $16,596 and $42,807 respectively.

(h) Income Taxes

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

(i) Comprehensive Income

The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity.

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

The carrying value of cash and cash equivalents, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities approximates the fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial statements. The Company has cash and cash equivalents with various financial institutions, which exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. At December 31, 2002, the Company had cash on deposit of $231,802 (2001 - $506,205) in excess of insured limits. However, the Company does not anticipate non-performance.

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

(l) Revenue Recognition

Revenue includes fees from banner advertisement, web page hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company's Chinese financial newspaper, sponsorship fees from investment seminar and website contest event. All these revenues are generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. Fees from banner advertisements and web page hosting are recognized ratably over the period of services provided to customers, which is typically six (6) months.

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

(m)  Long-Lived Assets Impairment

Effective January 1, 2002, certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. If impairment is deemed to exist, the assets will be written down to fair value. Prior to January 1, 2002, the Company evaluated long-term assets of the Company in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of. The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements.

The Company has an investment in a non-publicly company in which it has less than 20% of the voting rights and in which it does not exercise significant influence. This investment is carried at cost. The Company monitors this investment for impairment, and makes appropriate reductions in carrying value when necessary.

(n) Stock-based Compensation

 The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-based Compensation. SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

 (o) Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted SFAS No. 128, Earnings Per Share. Diluted loss per share is equal to the basic loss per share.

(p) Accounts Receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a consistent basis to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectable if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectable amount is written off against the allowance.

(q) Deferred Revenues

The Company defers revenue over the service period per contract agreement and in case of subscriptions, over the subscription period.

(r) New Accounting Pronouncements

In April 2002, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard No. 145 (SFAS 145), Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections . The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS 145 will not have an impact on the Company's financial statements.

In July 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities, requiring that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 will not have an impact on the Company's financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation -Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods for voluntary transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financials statements. The provisions of SFAS 148 are effective in fiscal years beginning after December 15, 2002. The Company is currently evaluating the provisions of SFAS 148 but expects that they will not have a material adverse impact on its consolidated financial statements upon adoption since it has not adopted the fair value method.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - An Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will have no impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51." This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 will have on the financial statements.

3. Available for Sale Securities

Available for sale securities consists of available-for-sale securities and are summarized as follows:

		Gross	Gross	Accumulated
		Unrealized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Losses	Value
January 1, 2001	-	-	-	-	-
Change during the year	$ 739		$ (569)	$ (569)	$ 170

December 31, 2001	739	-	(569)	(569)	170
Change during the year	1,722	117	(147)	(30)	1,742

December 31, 2002	$ 2,511	$ 117	$ (716)	$ (599)	$ 1,912

4. Accounts Receivable

	2002	2001

Trade receivable	$68,476	$77,822
Allowance for doubtful accounts	(33,240)	(27,598)
	-
	35,236	50,224
Other receivable	-	1,275

	$35,236	$51,499

5. Fixed Assets

			2002	2001
		Accumulated	Net book	Net book
	Cost	Amortization	Value	Value

Furniture and fixtures	$ 11,791	$ 4,437	$ 7,354	$ 7,516
Computer equipment	38,935	21,669	17,266	22,562
Computer software	118	118	-	-

Total	$ 50,844	$ 26,224	$ 24,620	$ 30,078

6. Investment in Technology City Holdings Limited

The Company subscribed 100,000 shares with a par value of $1 each for $100,000 in a private company which was incorporated in the British Virgin Islands operating a business in providing financial information on listed securities in Hong Kong through internet and other peripheral media such as paging and television. The 100,000 shares subscribed by the Company represent 4.167% of the total issued share capital of the private company. The Company periodically reviews its investment for fair value to determine if the decline in value from cost is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value.

As at December 31, 2002, the recovery of the investment in relations to the future projected cash flows from the investment in Technology City Holdings Limited is doubtful and there is no market available to liquidate the above noted subscribed shares. Therefore, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company wrote down the investment to the nominal value of $1.

7.

Income Taxes

(a)

Reconciliation of the applicable income tax rate (45%) applied to pre-tax accounting (loss) compared to the expense (benefit) for income tax in the consolidated statement of operations:

	2002		2001

Income tax (benefit) at the applicable rate	$(105,000)	$	$ (72,500)
Adjustment resulting from:
- non-taxable income	-		(2,900)
- non-deductible loss	-		500
- unused tax loss carryforward	105,000		74,900

	$-	$	$ -

(b)

The tax effect of temporary difference that give rise to the Company's deferred tax assets are as follows:

	2002	2001

Estimated tax loss carryforward	$192,600	$83,000
Less: Valuation allowance	(192,600)	(83,000)
	$-	$-

(c)

The parent company is not subject to income taxes. NAI has an estimated tax loss carryforward of $428,000, which will expire commencing 2003 to 2009.

8.

Non-Cash Activities

During the fiscal year 2002, the Company received available-for-sales securities to settle debt from one of its customers for $1,764.

9. Related Party Transactions

(a)  The Company accrued $18,000 in consulting fees to a company related to a director of the Company in the 2002 fiscal year. $12,000 was accrued in the 2001 fiscal year.

(b) The Company accrued imputed interest of $879 at an interest rate of 4% per annum on the amounts due to a stockholder and a director. $986 was accrued at an interest rate of 4% per annum in the 2001 fiscal year.

10.  Commitments
The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

2003	$27,375
2004	5,613
2005	4,210

$37,198

11. Reclassification
Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

EXHIBIT 4(b)1

CONSULTING AGREEMENT

THIS AGREEMENT is effective as of January 1, 2002.

BETWEEN

ChineseWorldNet.com Inc.

P.O. Box 1350, the Huntlaw Bldg.,

Fort Street, George Town

Grand Cayman, Cayman Islands

("ChineseWorldNet.com")

AND

GOLDPAC INVESTMENT PARTNERS LTD in B.V. I.

("Goldpac")

WHEREAS ChineseWorldNet.com and Goldpac are desirous of setting out the terms and conditions of their service relationship.

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties agree as follows:

1.   Services

Goldpac offers consulting services to ChineseWorldNet.com related to corporate development, market development and technical support for the period from January 1, 2002 to December 31, 2002.

2.   Fees

Goldpac charges ChineseWorldNet.com Inc. USD 1,500 per month for the consulting services to be provided from January 1, 2002 to December 31, 2002.

3.   Responsibilities of Goldpac

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

4.   Responsibilities of ChineseWorldNet.com

ChineseWorldNet.com's duties under this Agreement are as follows:

(i)

ChineseWorldNet.com will provide all the necessary information for Goldpac to perform its consulting services and without hiding of any information.

(ii)

ChineseWorldNet.com will pay for all the necessary expenses incurred during the course of Goldpac performing the consulting services.

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

8.   Entire Agreement

This agreement, including all schedules (if any) hereto, constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or simultaneous representations, discussions, negotiations and agreements, whether written or oral. This agreement may be amended or modified only with written consent of the parties hereto. No oral waiver, amendment of modification will be effective under any circumstances whatsoever.

9.   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Cayman Island.

In witness of this, the parties have executed this Agreement as of the date first written above.

By CHINESEWORLDNET.COM INC.

Authorized Signature: /s/ Joe Tai

Name: Joe Tai

Title: President & CEO

By GOLDPAC INVESTMENT PARTNERS LTD

Authorized Signature: /s/ Chi Cheong Liu

Name: Chi Cheong Liu

Title: Director

EXHIBIT 8

LIST OF SUBSIDIARIES

NAI Interactive Ltd.  – 100% owned by ChineseWorldNet.com Inc.

ChineseWorldNet.com (Hong Kong) Ltd.  – 99% owned by ChineseWorldNet.com Inc.

EXHIBIT 12.1

CERTIFICATION

I, Joe Kin Foon Tai, Chief Executive Officer of ChineseWorldNet.com, Inc., certify that:

1.

I have reviewed this annual report on Form 20-F of ChineseWorldNet.com, Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.

The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The company’s registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a.

All significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information ; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated November 24, 2004

/s/ Joe Kin Foon Tai

Joe Kin Foon Tai

Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Kelvin Fu Szeto, President, Secretary, and Director of NAI Interactive, acting as Chief Operating Officer & Chief Financial Officer of ChineseWorldNet.com, Inc., certify that:

1.

I have reviewed this annual report on Form 20-F of ChineseWorldNet.com, Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.

The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The company’s registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a.

All significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated November 24, 2004

/s/ Kelvin Fu Szeto

Kelvin Fu Szeto

Chief Operating Officer & Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ChineseWorldNet.com, Inc. (the "Company") on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joe Kin Foon Tai, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated November 24, 2004

/s/ Joe Kin Foon Tai

Joe Kin Foon Tai

Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ChineseWorldNet.com, Inc. (the "Company") on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kelvin Fu Szeto, acting Chief Operating Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated November 24, 2004

/s/ Kelvin Fu Szeto

Kelvin Fu Szeto

Chief Operating Officer & Chief Financial Officer