Form 20-F
period 2003-12-31
CHINESEWORLDNET COM INC
filed 2004-12-03
CIK 1145898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ________________________________

Commission file number

000-33051

CHINESEWORLDNET.COM INC.

(Exact name of registrant as specified in our charter)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

APPLEBY SPURLING HUNTER, CLIFTON HOUSE, P.O. BOX 1350GT, GRAND CAYMAN, CAYMAN ISLANDS

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

  Yes    No

Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17    Item 18

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Except as the context otherwise requires, all references in this Annual Report on Form 20-F to "we," "us," "our," "CWN" and the "Company" are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI-Interactive Ltd. ("NAI") and ChineseWorldNet.com (Hong Kong) Ltd. ("CWNHK").  Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") and are presented in United States dollars.  All monetary amounts contained in this Registration Statement are in United States dollars unless otherwise indicated.

Our registered and executive office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands.  Our North American office and principal place of business is located at Suite 510 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.  We moved to our current offices in August 2003.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of December 31, 2003 unless otherwise indicated.

The following discussion contains forward-looking statements that reflect management's current views and expectations with respect to our business, strategies, products and services, future results and events and financial performance.  All statements made in this Report other than statements of historical fact, including statements that address operating performance, events or developments that management expects or anticipates will or may occur in the future, including statements related to channels, volume growth, revenues, profitability, new products, adequacy of funds from operations, statements expressing general optimism about future operating results and non-historical information, are forward looking statements are forward looking.  In particular, the words "believe," "expect," "intend," "anticipate," "estimate," "may," "will," variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking.

These forward-looking statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from our historical results, as well as those expressed in, anticipated or implied by these forward-looking statements.  These factors include, but are not limited to, the fact that we are a development stage, Internet based provider of news and information on small and micro-cap public companies, will need additional financing to develop our activities and will be subject to certain technological and risks doing business in PRC.  These and other factors are set forth in more detail in the Section entitled "Risk Factors" at Item 3 and "Operating and Financial Review and Prospects" at Item 9, as well as elsewhere in this Report.  We do not undertake any obligation to revise or update these forward-looking statements to reflect any future events or circumstances.

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

ITEM 3. KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected consolidated financial information which has been derived from our consolidated financial statements prepared in accordance with US GAAP for our most recently completed fiscal periods consisting of the years ended December 31, 2003, 2002 and 2001 and the eleven months ended December 31, 2000.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Results of Operations" under "Item 5 – Operating and Financial Review and Prospectus".

	Year ended December 31,			Eleven Months Ended December 31,
	2003	2002	2001	2000
Income Statement:
Operating revenues	$247,293	$234,716	$338,237	$320,548
Operating loss before income taxes	(163,313)	(367,690)	(191,140)	(337,839)
Net loss for the period	(163,313)	(367,690)	(191,140)	(336,867)
Loss per share	(0.02)	(0.05)	(0.02)	(0.06)
Common shares used in calculation*	8,000,000	8,000,000	7,808,219	6,000,000

Consolidated Balance Sheet:
Total assets	$329,949	$356,864	$708,088	$863,509
Capital assets	23,272	24,620	30,078	27,842
Total liabilities	239,843	112,378	97,293	97,764
Stockholders' equity	90,106	244,486	610,795	765,745

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

D.

Risk Factors

The following discussion in this Annual Report on Form 20-F contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties.  Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Report.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed under the captions "Information on the Company" and "Operating and Financial Review and Prospects" as well as those discussed elsewhere in this Report.  In evaluating our business, prospects and results of operations, readers should carefully consider the following factors in addition to other information presented in this Report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.  See "Cautionary Notice Regarding Forward Looking Statements" above.

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

We are paid by companies to produce company reviews, which are distributed to target investors by email and mail and published on our website.  Our users may request and receive directly from us a hard copy of any such review.  We make no recommendation for the purchase of securities in any of our public company clients' securities and each report contains a disclaimer to that effect.  We do not send out unsolicited copies of the reports on our client companies' behalf.  We receive a fee from the client company for preparing the report but receive no underlying interest in the client company's securities nor does it take any position in those securities.

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

A substantial percentage of our IR/PR business and the planned Portal business are individual and short-term projects billed on a fixed-price basis as distinguished from a method of billing on a time and materials basis. Our failure to obtain new business in any given quarter or estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete fixed-price engagements within budget, on time and to clients' satisfaction could expose us to risks associated with cost overruns, which could have a material adverse effect on our business.

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

Our performance is substantially dependent on the performance of our senior management and key technical personnel.  In particular, our success depends on the continued effort of our senior management team.  In addition, we intend to grant stock options to many of our employees in lieu of additional salary.  Due to potential fluctuation of our future share price, our employees may have options at strike prices far above the then current share price. As a result, many of our employees may not consider their options to be valuable compensation, and we may need to provide additional compensation, in the form of additional salary, bonuses or equity, in an effort to retain our existing employees. Our inability to retain our employees, particularly our senior officers, and key sales, technical, marketing and other service personnel in our key revenue producing businesses could have a material adverse effect on our prospects, business, operations, financial conditions and share price.

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

Our strategy of expansion through acquisitions may affect our ability to receive favourable financing

Our future acquisitions may result in the use of significant amounts of cash, dilutive issuances of our common shares and amortization expenses related to goodwill and other intangible assets, each of which could materially and adversely affect our financial condition.  In addition, there is no guarantee that those acquisitions will actually enhance our revenue, operations and profitability. If those benefits do not materialize as expected, our financial conditions may worsen to include lower cash balance, lower profitability, higher debt level and lower credit rating.  These will likely affect our ability to receive favourable debt or equity financing. As a result, we may need to accept a less than favourable financing such as issuing debt at a higher interest rate or issuing common shares at below book value or market value, should we require additional capital for our operations.

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

  Chinese Content:

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

Inappropriate use of our Internet services or errors or omissions in processing instructions or data available in our computer system or databases could jeopardize the security of confidential information stored in our computer system, which may cause us to lose key clients, expose us to liability for our clients' losses and prevent us from securing future business, any of which could have a material adverse effect on our prospects, business, financial condition, results of operations and share price.

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

We are also subject to various federal and state regulations concerning the collection and use of information regarding individuals. These laws include the Children's Online Privacy Protection Act, and state laws which limit or preclude the use of voter registration and drivers' license information, as well as other laws that govern the collection and use of consumer credit and financial information, including the Gramm-Leach-Bliley Act. Although our compliance with applicable federal and state laws, regulations and industry guidelines has not had a material adverse effect on it, governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including antitrust and consumer privacy laws, for us and our customers. The U.S. federal and various state governments have been investigating certain Internet companies regarding their use of personal information and have recently proposed limitations on the collection and use of information regarding Internet users. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain information from users in Europe. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate our privacy practices. Also, as a consequence of governmental legislation or regulation or enforcement efforts or evolving standards of fair information collection practices, we may be required to make changes to our products or services in ways that could diminish the effectiveness of the product or service or our attractiveness to potential customers, which could materially and adversely affect our business, financial condition or results of operations. Any new laws or regulations relating to the web, or certain application or interpretation of existing laws, could decrease the growth in the use of the web, decrease the demand for our web sites or otherwise materially adversely affect our business.

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

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. Changes in PRC's political, economic and social conditions, adjustments in policies of the Chinese government or changes in the Chinese's laws and regulations may adversely affect our results of operations and financial condition. The Chinese economy has experienced significant growth in the past decade, but this growth has been uneven across geographic and economic sectors and has recently been slowing.  Such growth may not continue and any slow down may have a negative effect on our business. The international financial markets in which the securities of the Chinese government, agencies and private entities are traded have experienced significant price fluctuations upon speculation that the Chinese government may devalue the renminbi which could increase our costs relative to our Chinese revenues.

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

PRC's regulation of content distributed on the Internet may adversely affect our business.

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

  undermines the State's religious policies;

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

Chinese government policy prohibour foreign investment in the telecommunications services industry, which it has defined to include Internet-related businesses. We may not be in compliance with current Chinese government policies and the Chinese government may not view our intended business in PRC as in compliance with these policies or any policies that may be made in the future. If we are not viewed as complying with these policies or any regulations that may be created relating to foreign ownership of Internet- related businesses, the Chinese government could block us from starting our development plan in PRC or take other actions that could harm our business.

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

Currently, our Common Shares are not publicly traded on any market or exchange, and as a result a shareholder would have difficulty in selling any shares.  If our Common Shares become traded on the OTC Bulletin Board, it would be considered a "penny stock" and a shareholder's ability to sell shares in the secondary trading market may be limited.

Our common shares are currently not quoted or listed for trading on any securities market or exchange, whether in the U.S. or elsewhere.  As a result, existing shareholders would have difficulty in selling their shares in a secondary trading market.  This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities.

If we obtain quotation of our shares on the OTC Bulletin Board, the liquidity of our common shares would continue to be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and the news media of our company.  In addition, any shares quoted on the OTC Bulletin Board would be subject to certain rules and regulations relating to "penny stock."  A "penny stock" is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the Nasdaq Stock Market or a national securities exchange.  Being a penny stock generally would mean that any broker who wanted to trade in our shares (other than with established customers and certain institutional investors) must comply with certain "sales practice requirements," including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith.  In addition, broker-dealers must take certain steps prior to selling a "penny stock," which steps include:

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

There is uncertainty as to our shareholders' ability to enforce civil liabilities in the Cayman Islands, Hong Kong, Taiwan and PRC.

We are a Cayman Islands company have no assets located in the United States.  A substantial portion of our current operations is conducted in Canada and we expect to expand to Hong Kong, Taiwan and PRC. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon these persons.  In addition, there is uncertainty as to whether the courts of the Cayman Islands, Canada, Hong Kong, Taiwan and, PRC and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands, Canada, Hong Kong, Taiwan, PRC or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of our state.

ITEM 4. INFORMATION ON THE COMPANY

A.

History and Development of CWN

ChineseWorldNet.Com Inc. was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands.  We are principally based in the Cayman Islands and our operations are primarily conducted in North America and Asia.  The address of our principal registered and executive head office is that of our agent, Appleby Spurling Hunter, being:  Clifton House, P.O. Box 1350GT, Grand Cayman, Cayman Islands, Telephone (345) 949-4900.  Our North American office and principal place of business is located at Suite 510- 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. Telephone (1-604) 488-8878.  We moved to this current location in August 2003.

We have a presence in Toronto in a business centre located at  #2500, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1.  The office in the business centre is used when our employees from Vancouver travel to Toronto.  There are currently no employees stationed in Toronto.

We have two principal businesses, (1) Internet Financial Portal ("Portal") business, conducted under ChineseWorldnet.com brand via "www.chineseworldnet.com" website and (2) Investor Relations & Public Relations ("IR/PR") business conducted through NAI via a number of media channels including the internet (www.na-investor.com website) and investment seminars/conferences.  Our IR/PR business was the result of the acquisition of NAI-Interactive Ltd, a Canadian company incorporated under the laws of British Columbia, on January 15, 2000 from Ms. Tin Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai.  The purchase price was 112,500 of our common shares valued at $5,625.

Our plan was to launch our Portal and IR/PR businesses in North America first and then to expand both businesses into Hong Kong, PRC and Taiwan markets. Please see "Corporate Strategy and Strategic Business Plan" section below for details.   We have launched the Portal and IR/PR businesses in North America.

B.

Business Overview

Internet Financial Portal Business

Introduction

ChineseWorldNet.com, via our "www.chineseworldnet.com" website, is a financial web-based portal that provides up-to-date financial information in Chinese and financial management tools to our target audience, the Chinese community in North America.  Our web portal provides financial news and information on North American blue chip and large cap S&P 500 public companies listed or quoted on the NYSE, AMEX, NASDAQ and TSE and PRC's and Taiwan's companies and markets news by an in-house editorial team while news on Hong Kong companies and markets are provided by our partners.  Previously, when the portal was in our development stage, all of the information or services provided through our www.chineseworldnet.com website were free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who paid no subscription fee.  After the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called "Premium Subscribers", who are required to be registered as a subscriber and pay a fee to enjoy certain premium and personalized products and services.

We generate direct revenues from a number of means through the www.chineseworldnet.com website including premium subscription fees and on-line marketing services. Please refer to "Revenue Model of the Portal Business" section below for further details.

Current Product / Service Offering

Free Services

The following features are provided free of charge in the www.chineseworldnet.com website to all viewers, other than the Premium Services described below for which we charge a fee. Viewers are not necessarily required to register as subscribers at the moment even though we may require the readers to do so before getting access to the following services.

1.

Company Profile

This section features a variety of interactive investment tools that enable users to conduct their own financial research, including:

  Delayed stock quotes;

  Summary company profiles;

  Analysts' buy/sell ratings;

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

5.

Premium Services

These additional services are provided to Premium Subscribers, who currently pay a monthly subscription fee of $14.95.  The subscription fee was raised from $9.95 per month on July 1, 2003.  Please see "Corporate Strategy and Strategic Business Plan" section below for details.

a. Personalized Financial Services "MyCWN"

In addition to the provision of financial news and corporate information on public companies in North America and Greater China region, our www.chineseworldnet.com website also offers to our subscribers, through partnerships and affiliations, additional personalized services such as online investment tools and applications such as portfolio tracking. In October 2002, we launched a platform called "MyCWN" on our www.chineseworldnet.com website that enables members to create a personalized portal to manage their stock portfolios.  Registered users can customize their personal stock portfolio and view financial news and information, which will be automatically updated.

b. CWN Research Reports

Subscribers get access to weekly in-depth research reports written by our in-house editing team on stocks, the over market, industry, other topics of interest.

c. Real-Time Stock Quotes

Starting in October 2002, we offer real-time streaming stock quotes as an additional premium service for registered users for which we charge a fee.  This service is provided through a third-party supplier.  The current fee is $20 per month per user for Level 1 real time quotes and $30 per month per user for Level 2 real time quotes.

We are in planning stage for other premium services, such as special investment tools and premium research reports, for the web portal.

Revenue Model for the Portal Business

1.

Premium Subscription Fees

Up until October 2002, all of the information or services provided through our www.chineseworldnet.com website was offered free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who had previously paid no subscription fee.  However, after since the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called "Premium Subscribers", who are required to be registered as a subscriber and pay a fee to enjoy certain premium and personalized products and services as described above. Basic monthly subscription fees starts at $14.95 per user per month but the actual fees depend on different bundle of products and services selected by the Premium Subscribers.  The subscription fee was raised from $9.95 per month on July 1, 2003.

2.

Banner Advertising

CWN intends to derive revenue from selling banner advertising to companies on the www.chineseworldnet.com website.  The proposed fee for six-month banner advertising is from $480 to $680 per month based on an estimated number of times the banner advertising will be seen by viewers of the www.chineseworldnet.com website.

3.   Marketing Services for Financial Services

Although this product is in the development stage, it is our intention that our members will be able to access information on various financial products and service providers such as on-line brokerage, mutual funds, insurance and bonds through logging onto independent on-line Internet based trading platforms of our proposed partners. However, we will not be involved in effecting transactions in securities for the account of others such as the solicitation, negotiation or execution of the transactions.  All trading transaction will be performed directly between the subscribers and the partner companies.  In order to do so, our members would have to independently register with the on-line trading partner.

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

Unlike www.chineseworldnet.com, www.na-investor.com is not a financial portal for fee-paying members but an Internet based medium for the dissemination of information from fee-paying companies that want to increase their exposure in the Chinese investor community.  There is no fee being charged to individual registered members of the www.na-investor.com website.

2.

Investment Seminars and Conferences

NAI markets and organizes Chinese investment seminars 2 to 4 times a year at which public companies pay a sponsorship fee to NAI to enable them to make presentations about their companies to individual Chinese investors who attend the seminars.  While it is free for individual investors to attend the investment seminars, NAI charges a fee of $4,000 per presenting company for organizing these seminars. Similarly, the attendees of the Investment Seminar are notified that it is a client company-sponsored event.  Thus far, seminars have been held in Vancouver, Toronto, and San Francisco.

In 2003 and 2004, NAI has organized several larger conferences.  NAI charges $2,000 for a basic exhibition booth per company.  The Conferences have been held in Vancouver and Toronto.  The investment seminar and conference website is at www.gcff.net

3.

Online Marketing Service

This service aims to increase the publicity and website traffic to targeted audiences for clients companies' websites.  Services include creation of search criteria for Internet based search engines to enable quick access to client companies' websites, email messages to NAI members and other services like on-line promotional events that can help increase Internet traffic to client companies' websites.

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

8.

Miscellaneous IR/PR Services

NAI also provides other miscellaneous IR/PR services to client companies such as design and printing of promotional materials and financial reports.  This includes translation services for client companies who want to translate promotional or financial materials from English into Chinese.  NAI charges $75 per page for the translation service.

9.

Financial Newspaper

Previously, from August 2001 through May 2003, NAI published a bi-weekly Chinese financial newspaper in Canada, to provide readers with news of North American and Greater China's stock markets, analysis and commentaries on particular industry sectors or companies as well as articles on investing in general.  None of the contents of the newspaper were sponsored or paid by client companies other than ordinary course advertisements except that, upon the request of client companies, NAI would prepare a client company-sponsored written report to be distributed with the newspaper to readers.  In that case, recipients of our-sponsored written report have been notified that our report should not be constituted as investment advice but an advertisement and the fact that it is sponsored by a client company.  Beginning in September 2002, the newspaper was provided on a bi-weekly basis and was sold for $2.00 per copy.  However, in May

2003, NAI decided to discontinue the publication of the financial newspaper due to difficulties generating enough paying readership to justify the cost of producing the newspaper.

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

Revenue Model of the IR/PR Business

For our fiscal year ended December 31, 2003, NAI accounted for 100% of our revenues, which totalled $247,293.  Sources of revenue for the IR/PR business are from each of the current product/service offerings mentioned above such as investment seminar, on-line marketing service, Chinese webpage design, hosting and maintenance, company review, translation service¸ miscellaneous IR/PR services and the financial newspaper.

NAI's revenues for the years ended December 31, 2003 and 2002 were as follows:

Revenues	Year ended Dec.31, 2003	Year ended Dec. 31, 2002
Banner Advertisement	$ 7,818	$ 5,257
Company Review, Company Newsletter	3,610	5,376
Chinese Webpage Design, Hosting and Maintenance Computer Consultation Service	11,849 8,798	8,871 33,583
CWN Membership, Online Service	14,855	1,262
Online Marketing Service	36,460	3,247
Miscellaneous IR/PR Service	57,052	33,937
Investment Seminar	84,172	52,062
Financial Newspaper Investment Guides	12,939 9,698	41,155 49,371
Interest	41	594
TOTAL REVENUE	$247,293	$234,716

Corporate Strategy and Strategic Business Plan

Our goal is to become a global leader in the Internet-based financial community by providing a diverse range of financial information and news on public companies to Chinese investors in North America and Asia.  Through our infrastructure and viewer base, we strive to be a partner for various providers of financial products and services for marketing to Chinese investors in North America and Asia.  We believe that we have already built a strong foundation with our current and planned product and service offerings of both the Portal and IR/PR business.  This would, in turn, enable us to enter the next phase of our strategic plan which is to expand the reach of our businesses and services to users in Asia with a focus on the Greater China region, including those in Hong Kong, PRC and Taiwan.  We believe that one of the biggest advantages of running an Internet-based business is that we can leverage our existing infrastructure to reach a broader ranger of target customers without a huge capital requirement.  Based on this principle, we intend to maintain the operation of our businesses from our Vancouver office in Canada.

However, we may consider other expansion options such as partnering with local partners or establishing a direct presence in certain markets.  Details of our proposed expansion strategy of our services into other markets are as follows:

Geographic Market	Target Launch Date of		Local Presence
	the Portal Business	The IR/PR Business
Canada and the United States	Launched in October 2002	Launched in 2001	The main operation of both businesses is from the Vancouver office while we maintain an office in Toronto, Canada.
Hong Kong	Launched in 4th Quarter of 2004	1st Quarter of 2005

We have already established a local presence in Hong Kong by incorporating ChineseWorldNet.com (HK) Limited on December 22, 1999.  ChineseWorldNet.com (HK) Limited is 99% owned by us with 1% owned by one of our directors.

PRC	2nd Quarter of 2005	2nd Quarter of 2005	We may establish a direct presence or seek strategic partners locally to launch the services
Taiwan	4th Quarter of 2005	4th Quarter 2005	We may establish a direct presence or seek strategic partners locally to launch the services

Internet Content Partners:

We, through NAI, currently have agreements in place with the following internet content partners:

Company Name	Services Provided
Yahoo! Holdings (Hong Kong) Limited	We provide small cap public companies information to Yahoo! Holdings (Hong Kong) Limited in return for a link connecting to www.chineseworldnet.com website from Yahoo Chinese website.
ALPHATRADE.COM	ALPHATRADE.COM will provide our subscribers real-time streaming stock information for a monthly fee.

New in 2004

Company Name	Services Provided
PR Newswire	We will disseminate PRNewswire Chinese news releases for companies in North America, China, Hong Kong, and Taiwan on our www.chineseworldnet.com website. This information is free for viewers.
Tanrich Financial Group	Tanrich will provide information on Hong Kong future market and stock market in exchange for our commentaries and news on the North American stock markets.

CWN's and NAI's Technology

None of our application technologies are proprietary to us.  The technologies used by us are incorporated from different commercially available software programs.  CWN's application technology includes a collaborative authoring environment to enable different users such as CWN's in-house programs to work together on creating and managing content for our websites.  It enables those who use CWN's communication applications and content management applications to work together on creating and managing content to CWN's websites.  All users have their own accounts and can belong to any number of sites.

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

Hong Kong has a well educated, technologically savvy population.  Internet World Stats on May 2004, reported that there were 4,661,589 Internet users in Hong Kong (representing 63.0% of the population) in May 2004, up from 4,571,536 in June 2003.  According to Nielsen/NetRatings, the active web usage in Hong Kong is 2,733,220 in July 2004, while the estimated active digital media universe is 4,878,713.

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

Internet Advertising Market

eMarketer's "Media Spending Outlook 2003", in December 2002 predicted that in contrast to the steady decline seen in US online ad spending in 2001 and 2002, 2003 online spending would rise slightly to $6.70 billion, up 6.3% from $6.3 billion in 2002.  This projected bounce-back would likely be assisted by a general easing of the economic recession. Also, eMarketer estimates that online advertising would make up 2.5% of total US media spending in 2002, rising to 2.8% by 2005.

The actual full year 2003 Internet advertising revenue in the U.S. was just under $7.3 billion, according to the Interactive Advertising Bureau (IAB) and PricewaterhouseCoopers (PwC) in their Internet Advertising Revenue Report released on April 21, 2004.  This represented an overall growth of approximately 21% from 2002.

The Internet advertising market is expected to grow in the coming year.  According to data released at the Jupiter/IAB Advertising forum in New York in October 2002, the industry is predicted to grow to $14 billion by 2007.  Factors that are cited as driving forces behind increased spending include: continual growth in the online population, growing broadband adoption and smarter inventory control among online publishers.   Further, according to the Jupiter Research report, "Online Advertising: Traditional Advertisers, Classifieds Pave Road to Recovery," in 2002 media represented 20% of online ad spending, financial services contribute 17% and computer hardware & software 12%.  Based on this data, we believe that our services and offerings are well positioned in a market that is continuing to grow.

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

The IR/PR market in PRC, Hong Kong and Taiwan is not well-established yet.  However, that also means that we could become one of the industry leaders in this area due to our existing infrastructure.  A main problem of the Hong Kong Growth Enterprise Market ("GEM"), the stock exchange for micro-small cap start-up companies, is that there is very limited liquidity in terms of stock trading due to low market awareness of companies listed in GEM.  With the number of listed companies increasing in PRC and the existing well-established financial systems and markets in Hong Kong and Taiwan, we believe that the IR/PR business potential in the Greater China region is favorable.

Competition

The Internet based financial services industry is very competitive. The Chinese and Asian Internet markets have an increasing number of entrants because Internet start-up costs are low.  In addition, the Internet industry is relatively new and subject to continuing definition.  As a result, many of our competitors may better position themselves to compete in the market as the Internet market matures.  Although we believe we do not have directly comparable competitors, we believe that taken separately each of our services has competition most of which have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than CWN.  Any of our present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by us.  We may not be able to compete successfully against our current or future competitors.

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

Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers.  Further, ISP's, web browsers and web content providers may be perceived by advertisers as having more desirable web sites for placement of advertisements.  Additionally, some or all of these competitors may develop web search and retrieval services that are equal or superior to those we offer our users and may achieve greater market acceptance than our offerings in the area of performance, ease of use and functionality.

Intellectual Property, Government Approvals and Regulations

Our application technology is not protected by any patents or copyrights nor do we intend to seek any such protection. However, without patent or copyright protection, we may not be able to prevent duplication of our technology by competitors.

C.

Organizational Structure

ChineseWorldNet.Com Inc. is incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Our principal executive and registered office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands.  Our North American office and principal place of business is located at Suite 510 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

Currently, CWN is a holding company which owns 100% of NAI Interactive Ltd. ("NAI") and 99% of Chineseworldnet.com (HK) Limited.  Our portal business is operated under CWN with our associated brand, ChineseWorldNet.com and website www.chineseworldnet.com, while our IR/PR business is operated under NAI.  In addition, NAI employees are engaged to build the www.chineseworldnet.com website including our content for CWN.

NAI Interactive Ltd. is a British Columbian company incorporated on November 13, 1998.  We acquired NAI on January 15, 2000 from Ms. Tin Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our common shares valued at $5,625.  NAI's head office is located at #510-1199 West Pender Street, Vancouver, B.C., V6E 2R1.

ChineseWorldNet.com (HK) Ltd. ("CWNHK") is a Hong Kong company incorporated on December 22, 1999.  CWNHK was incorporated in Hong Kong at approximately the same time as ChineseWorldNet.com Inc. in Cayman Islands, as a subsidiary of ChineseWorldNet.com Inc. ChineseWorldNet.com (HK) Limited is 99% owned by us with 1% owned by one of our directors.  CWNHK's registered office was located at 16/F, Wah Kit Commercial Centre, 302 Des Voeux Road Central, Hong Kong during 2003.  Since June 2004, CWNHK's office relocated to

Room 1101, St.George's Building, 2 Ice House Street Central, Hong Kong.  CWNHK provides us with a local operation base for CWN's penetration and expansion in the Asian market.

At December 31, 2003, we had a total of 10 employees, all full-time employees, of which 9 are employees of NAI.  Our President and CEO is the only employee directly hired by CWN.   In 2004, our team has expanded to include 13 full time employees hired by NAI, plus our President/CEO.  All employees are located in the Vancouver office in Canada.

As part of our proposed expansion into Asia, on October 13, 2000, we purchased 100,000 common shares in the capital of Technology City Holdings Limited ("TCHL"), a Hong Kong incorporated company, representing 4.167% of the then issued and outstanding shares of TCHL, for US$100,000.  TCHL is a multi-media, Internet-based financial information provider focusing on listed securities in Hong Kong.  The purpose of this investment was to provide content supply from TCHL to the www.chineseworldnet.com website.  This includes market and content information focusing on public companies listed on the Growing Enterprise Market ("GEM") in Hong Kong.  As at December 31, 2002, we determined that the recovery of the investment in relation to future projected cash flows from the investment in TCHL was doubtful and there was no market available to liquidate the subscribed shares, and we wrote down the value of the investment to a nominal value of $1.

On November 2, 2000, we completed a private placement with certain individuals who purchased 2,000,000 of our common shares at a price of $0.40 per common share for gross proceeds of $800,000.   The proceeds from this private placement were used for general working capital purposes.   On May 31, 2004, we raised $150,000 through issuing 3 –year, 5% convertible debentures.

On October 29, 2004, we issued 200,000 new shares to acquire the remaining assets of Technology City which includes HK$540,000 in cash and equipment from Marrick Investments Limited.  Marrick Investments Limited nominated its sister company, Datacom Venture Limited to hold the shares of ChineseWorldNet.com Inc..  Datacom Venture is a majority shareholder of ChineseWorldNet.com (please see Item 7F Major Shareholders and Related Party Transactions).  The agreement is included in the exhibits.

D.

Property, Plants and Equipment

We do not own any real property.  As of December 31, 2003 we owned $14,992 worth of computer equipment and computer software and $8,280 worth of office furniture, and we had a lease agreement for the Vancouver office (Address:  #510 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1).  There is no lease for Toronto office as we rent space at a business centre.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2003 and 2002, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

A.

Results of Operations

For the year ended December 31, 2003, net loss was $163,313 on revenue of $247,293.  Overall, revenues in 2003 increased slightly from 2002 levels, while the net loss was narrowed from $367,690 in 2002 to $163,313.  Although the overall market improved in 2003, the markets were still quite weak.

The overall financial market showed signs of improvements in 2003, which helped revenues derived from listed public companies such as Banner Advertisements, Chinese Webpage Design and Hosting, Online Marketing Service, Miscellaneous IR/PR Service, and Investment Seminars.   In 2003, we held two Investment Conferences (part of Investment Seminars) which accounted for 34% of our total revenues.   With the improvement of the overall markets

and our core services, we took on fewer non-core service projects such as Computer Consultation Services, which we had relied upon for additional revenue in 2002.

Our financial portal business began to generate revenue at the end of 2002, and in 2003 it was able to generate $14,855 or 6% of revenues.  2003 was the first complete year for our CWN Membership, Online Service and we are pleased with the results.  We anticipate that this revenues source will continue to grow.

For our Investment Guides, the sales had been successful in 2003.  However, though sales for the Investment Guide were completed in late 2003 and the Investment Guide was not printed until early 2004, approximately $50,000 of the revenues will be recognized in fiscal year 2004, rather than in 2003 financial results.  As a result, due to our revenue recognition policies, the revenue for the Investment Guide in 2003 did not reflect the sales activity in 2003.

We terminated our financial newspaper in May 2003 which led to decreased revenues from this item and a decrease in our expenses related to the printing and distribution of the newspaper.   Our financial newspaper had been unprofitable since inception, and we believed that it was time to stop this project.

The expenses for 2003 totalled $412,671, down significantly from $505,763 the year prior.  The tight expense control is the main contributor to decrease in net loss.  Key items in cost cutting included a cut of headcount and termination of our financial newspaper in May 2003.   Terminating the financial newspaper resulted in decreased printing costs from $63,127 in 2002 to $12,682 in 2003 and also the termination of our part-time employee in Toronto whose only responsibility was distributing the financial newspaper.  In addition, provisions for bad and doubtful debts decreased by 74% to $4,467 as a result of tighter controls.

Expenses related to the provision of services such as advertising costs, travel and entertainment, office & miscellaneous increased with revenues.  Advertising costs increased due to the two large scale Investment Conferences held during the year.

We entered an agreement with Goldpac Investment Partners Ltd, a company owned by Chi Cheong Liu, one of our officers and directors, whereby Goldpac Investment Partners Ltd would provide consulting services to us for $18,000 in 2002 and $24,000 in 2003.  For fiscal 2003 and 2002, respectively, $24,000 and $18,000 was accrued in consulting fees.  See "Item 10 – Director's, Senior Management and Employees – Compensation".

	For year ending December 31,
	2003	2002
Revenues
Banner Advertisement	$ 7,818	$ 5,257
Company Review, Company Newsletter	3,610	5,376
Chinese Webpage Design, Hosting and Maintenance Computer Consultation Service	11,849 8,798	8,871 33,583
CWN Membership, Online Service	14,855	1,262
Online Marketing Service	36,460	3,247
Miscellaneous IR/PR Service	57,052	33,937
Investment Seminar	84,172	52,062
Financial Newspaper Investment Guides	12,939 9,698	41,155 49,371
Interest	41	594
TOTAL REVENUE	$247,293	$234,716

Expenses
Advertising and promotion	$ 41,050	$ 16,596
Accounting and legal	12,112	17,995
Consulting	24,000	18,000
Depreciation	7,640	8,758
Non-cash compensation changes

Financial charges – related parties
Interest (imputed) – related parties	1,039	879
Incorporation costs
Office and miscellaneous	30,321	23,447
Printing	12,682	63,127
Provision for Bad and doubtful debts	4,467	16,988
Rent and operating costs	28,696	34,603
Salaries and benefits	225,880	283,521
Telephone	6,143	6,790
Travel and entertainment	18,640	15,059
TOTAL OPERATING EXPENSES	$412,671	$505,763
NET LOSS	$(163,313)	$(367,690)

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

B.

Liquidity and Capital Resources

As of December 31, 2003, we had cash and cash equivalents of $265,349 and working capital of $66,833.  We believe that there are sufficient cash reserves to satisfy our cash requirements for the next 12 months.  We anticipate that additional funds will need to be raised to further our expansion into Asia and for acquisition purposes.  We intend to raise such additional funds through debt or private placements of common shares.  However, we may not be successful in raising capital through any private offering of our common shares.  If we are unable to raise additional capital through a private placement offering, we will likely seek financing from lending institutions, which also may not be available to us.  A lack of financing may require us to delay or abandon plans for expansion or acquisitions.    We do not have any existing banking relationship, line credit, or bank debt.

There were no private placement or acquisitions completed in the year 2003.  In 2004, we completed a private placement financing of $150,000 in the form of a three year 5% convertible debenture.  The Convertible Debentures terms are included in the exhibits.

C.

Research and Development, Patents and Licenses

Not Applicable

D.

Trend Information

A few favourable trends of note that are likely to have a material impact on our revenues including: the general financial market turnaround, which will increase demand for financial information services and spending on investor relations/public relations; increasing interest of Asian companies looking to enter North American financial markets; and the increased attention to corporate governance and disclosure.  These trends lead to an increase in demand for the spending for our services.  However, the investor relations/public relations area in Asia, is still in development stages which may affect the launch of our company's investor relations/public relations services in Asia.  Continued

growth in China and interest in the Chinese markets is key to our profitability and revenues.  There are no known trends with relation to the production of our service.

E.

Off-Balance Sheet Arrangements

No we do not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

We are a small business issuer and, as such, there is no requirement to provide any information under this item.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth all directors and executive officers of CWN and our subsidiary NAI as of December 31, 2003, with each position and office held by them in CWN.  Each director's terms of office expires at the next annual general meeting of shareholders.  There were no changes to the Directors of CWN in 2003.  However, subsequent to the end of the 2003 fiscal year, (a) Mr. Ken Cai resigned as Director in January 2004, (b) Mr. Andy Siu Wing Lam was appointed as Director in March 2004, (c) Mr. Chi Cheong Liu resigned as Secretary in January 2004, and (d) Ms. Karen Kwok was appointed Interim Corporate Secretary in March 2004.

– Directors and Officers as of December 31, 2003

Name	Age	Office Held Since	Position with CWN
Joe K.F. Tai	39	January 12, 2000	President, Chief Executive Officer and Director
Chi Cheong Liu (1)	44	January 12, 2000	Secretary/Treasurer and Director
Chi Kong Liu (1)	42	January 12, 2000	Director
Ken Cai (2)	54	March 30, 2000	Director

(1)

Two of our Directors, Chi Cheong Liu and Chi Kong Liu are brothers.  There are no other family relationships between our directors and executives.

(2)

Mr. Cai resigned as a Director in January 2004.

– Directors and Officers as of October 31, 2004

Name	Age	Office Held Since	Position with CWN
Joe K.F. Tai	40	January 12, 2000	President, Chief Executive Officer and Director
Chi Cheong Liu (1)	45	January 12, 2000	Treasurer and Director
Chi Kong Liu (1)	41	January 12, 2000	Director
Andy S.W. Lam	54	March 8, 2004	Director
Karen Kwok	28	March 8, 2004	Secretary

NAI

There were no changes with respect to senior officers for NAI in 2003.  However, there have been a number of changes in senior management of NAI in 2004:  (a) Mr. Edward Liu, our VP Editing resigned in February 2004, (b) Mr. Lixin Yang was promoted to the post of VP Editing in March 2004; and (c) Ms. Karen Kwok joined NAI on January 15, 2004 as VP, Business Development.

– Directors and Officers as of December 31, 2003

Name	Age	Position with NAI
Kelvin Szeto	44	President, Secretary and Director
Gilbert Chan	28	Vice President – Marketing and Project Development
Edward Liu (1)	30	Vice President - Editing
Michael Hui	25	Vice President – Website Development

(1)

Mr. Liu resigned in as Vice-President – Editing in February 2004.

– Directors and Officers as of October 31, 2004

Name	Age	Position with NAI
Kelvin Szeto	43	President, Secretary and Director
Gilbert Chan	29	Vice President – Marketing and Project Development
Karen Kwok	28	Vice President – Business Development
Lixin Yang	35	Vice President - Editing

The business background and principal occupations of CWN and NAI's officers and directors for the preceding five years are as follows:

ChineseWorldNet.com Inc.

Joe K. F. Tai

Mr. Tai has served as President, Chief Executive Officer and a director of CWN since January 12, 2000.  Mr. Tai has 14 years of experience in international business and for the past five years has also served as President of Goldpac Investments Ltd., a venture capital company.  Mr. Tai was also involved with a start-up of an international computer manufacturing company with our corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta, and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million.  In addition, Mr. Tai is a director of Aquasol Environtech Ltd. and Tranzcom Security Networks Inc., a TSX Venture Exchange-listed company.

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

Ken Z. Cai (Resigned in 2004)

Dr. Cai was director of CWN from March 30, 2000 to January 9, 2004.  He has served as President, Chief Executive Officer and a director of Minco Mining and Metals Corporation since February 29, 1996 and a director of Dragon Pharmaceuticals Inc. a company whose common shares are registered under the Securities Exchange Act of 1934.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada.  Dr. Cai, a Chinese national now living in Canada, has 15 years experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has served as a director of several publicly traded and private Canadian and Chinese companies.

Andy S. W. Lam (New in 2004)

Mr. Lam was appointed director of CWN on March 8, 2004.  Mr. Lam is currently a director of CWNHK.  Mr. Lam is a Justice of the Peace appointed by the Hong Kong Government.  He is a successful businessman with over 19 years of experience in strategic investment and planning.  Mr. Lam has sat on the board of a number of public listed companies and served on several government committees and tribunals in Hong Kong.  Mr. Lam is a CPA and holds a MBA degree from Oklahoma City University.

Karen Kwok (New in 2004)

Ms. Kwok was appointed Interim Corporate Secretary on March 8, 2004.  She is also VP, Business Development for CWN and NAI since January 2004.  Prior to joining CWN, Ms. Kwok was a sales & marketing executive for an international brokerage firm in Hong Kong.  She holds a Bachelor of Commerce from the University of British Columbia.  She has passed all examinations for the Chartered Financial Analyst Program, and will be eligible for the CFA Charter upon completion of work experience requirements.

NAI Interactive Ltd.

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

Edward Liu (Resigned in 2004)

Mr. Liu was Vice President, Editing of NAI from July 2001 to end of February 2004.  Mr. Liu has over 10 years investment experience in stocks, futures, derivatives.  Prior to immigrating to Canada, Mr. Liu served as the General Manager of a large investment firm in China, and worked in the sales and investment departments.  Mr. Liu graduated from Fudan University and Beijing University with a Bachelors of Management, a Masters of Economics, and a PhD in Finance.

Michael Hui (Resigned in 2004)

Mr. Hui served as Vice President – Website Development from October 1, 2001 – May 30, 2004.  He joined NAI in November 2000.  Mr. Hui has worked in website development in both North America and Hong Kong since 1995 and holds a Bachelor degree in computer sciences from the University of British Columbia, Canada.

Karen Kwok (New in 2004)

Please refer to description under ChineseWorldNet.com Inc. above.

Lixin Yang (New in 2004)

Mr. Yang was promoted to the position of VP – Editing of NAI on March 1, 2004.  Mr. Yang has been part of the Editing Department since June 2002.  He is responsible for content development and overseeing the Editing

Department.  Mr. Yang has over ten years working experience in commercial banking, investment banking and investment consulting fields in China and holds a MBA from Vrije University Brussels, Belgium.

B.

Compensation

The following table provides information regarding the direct or indirect remuneration paid during the 2003 fiscal year to the directors and officers of CWN, including our subsidiaries, in office as of December 31, 2004:

Name and Principal Position	Year	Annual Compensation
		Salary	Bonus(2)	Other Annual Compensation
Joe K. F. Tai President, Chief Executive Officer and Director	2003	Nil(1)	Nil	Nil
Chi Cheong Liu Secretary/ Treasurer and Director	2003	Nil(1)	Nil	Nil
Chi Kong Liu Director	2003	Nil	Nil	Nil
Ken Cai (3) Director	2003	Nil	Nil	Nil
Kelvin Szeto President, Secretary and Director of NAI	2003	$17,168	Nil	Nil
Gilbert Chan VP Marketing and Project Development of NAI	2003	$24,306	Nil	Nil
Michael Hui VP Website Development of NAI	2003	$21,707	Nil	Nil
Edward Liu (4) VP Editing of NAI	2003	$19,962	Nil	Nil

(1)

We have a consulting agreement with Goldpac Investment Partners Ltd. for both year 2003 and year 2004 for $24,000 per year.  Goldpac Investment Partners Ltd. is a company owned by Chi Cheong Liu, one of our directors and shareholders (, and Ms. Tim Yee Lau who is the spouse of Joe Tai, our President and CEO)

(2)

Bonus is paid out in the current year for previous year's performance.  For example the bonus listed for year 2004, was paid out in 2004, but was for performance in 2003.

(3)

Mr. Cai resigned as a Director in January 2004.

(4)

Mr. Liu resigned as Vice President of Editing in February 2004.

Pension Plans

We do not provide retirement benefit for directors, senior management or employees.

C.

Board Practices

Directors hold office for a term of one year or until the next annual meeting of shareholders at which directors are elected.  All of the current directors of the Board have served since January 12, 2000, other than Andy S.W. Lam who was appointed to the Board in March 2004 following the resignation of Ken Cai in January 2004.  Our officers are appointed by the Board and serve at the Board's pleasure.

We have not entered into service contracts with any of our directors other than the two previous consulting agreements with Goldpac Investments Ltd and Goldpac Investment Partners Ltd. which is partially owned and wholly owned respectively by Mr. Chi Cheong Liu, one of our directors.  Currently, we only have 1 consulting agreement with Goldpac Investment Partners Ltd. in force.

As of December 31, 2003, we did not have either an Audit Committee or a Compensation Committee.

D.

Employees

As at December 31, 2003, we had a total of 10 employees, all full-time employees, of which 9 are employees of NAI. Our President and CEO is the only employee directly hired by CWN.  All 10 employees are located in the Vancouver office in Canada.  As part of a cost cutting measure, our employee numbers decreased by 9, from the high level of 19 in 2002.  There had been as many as 3 employees based in Toronto in 2002, however, since end of 2002, we no longer have employees at the representative office in Toronto.  Our office in Toronto is based out of a business centre where we can hold meetings when we travel to Toronto.  In 2004, with the increase of projects, we have hired additional staff, and there are currently a total of 14 employees, including our President & CEO.

E.

Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our common shares as of December 31, 2003 by each of the directors and members of senior management for us and our subsidiary, NAI in office as of that date.  The percentage owned is based on 8,000,000 shares outstanding at the close of business on December 31, 2003.

As at December 31, 2003

Name and Title	Share Ownership	% Share Ownership
Joe Tai (1) President, CEO and Director	250,000	3.125%
Ken Cai (2) Director	0	--
Chi Cheong Liu Director	1,730,000	21.625
Chi Kong Liu Director	570,000	7.125
Edward Liu (3) Vice President, Editing of NAI	0	--
Michael Hui Vice President, Website Development of NAI	0	--
Kelvin Szeto President, Secretary and Director of NAI	150,000	1.875
Gilbert Chan Vice President, Marketing and Project Development of NAI	100,000	1.25
All Directors and Senior Management as a group	2,800,000	35.0%

1

Includes 112,500 common shares held by Ms. Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.

(2)

Mr. Cai resigned as a Director in January 2004.

(3)

Mr. Liu resigned as Vice President, Editing in February 2004.

Subsequent to fiscal year end 2003, we issued 200,000 new shares of common stock in October 2004 to acquire the remaining assets of Technology City which includes HK$540,000 in cash and equipment from Marrick Investments Limited.  See Item 7F Major Shareholders and Related Party Transactions).  Accordingly, the following table sets forth certain information regarding the ownership of our common shares as of October 31, 2004 by each of the directors and members of senior management for us and our subsidiary, NAI in office as of that date.  The percentage owned is based on 8,200,000 shares outstanding at the close of business on October 31, 2004.

As of October 31, 2004

Name and Title	Share Ownership	% Share Ownership
Joe Tai (Note 1) President, CEO and Director	250,000	3.05
Chi Cheong Liu Director	1,730,000	21.10
Chi Kong Liu Director	570,000	6.95
Andy S.W. Lam Director	0	0
Kelvin Szeto (Fu Szeto) President, Secretary and Director of NAI	150,000	1.83
Gilbert Chan Vice President, Marketing and Project Development of NAI	50,000	0.61
Lixin Yang Vice President, Editing of NAI	10,000	0.12
Karen Kwok Vice President, Business Development of NAI	0	0
All Directors and Senior Management as a group	2,760,000	33.66%

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

The following table sets forth, as at December 31, 2003, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors as a group.  The percentage ownership is based on 8,000,000 shares outstanding at the close of business on December 31, 2003.  Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We have no options or warrants outstanding.

Year Ended December 31, 2003

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

The following table sets forth, as at October 31, 2004, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors as a group.  The percentage ownership is based on 8,200,000 shares outstanding at the close of business on October 31, 2004.  200,000 new shares were issued to Datacom Ventures, who is holding the shares for its sister company Marrick Investments – this was in exchange for remaining assets in Technology City Holdings Ltd., a company CWN invested in in 2001. (Please refer to Exhibit 4(b) 8 for agreement).

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

 As at October 31, 2004

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned (%)
Chi Cheong Liu	1,730,000	21.10
Goldpac Investment Partners Ltd.	1,000,000	12.20
Datacom Venture Limited	600,000	7.32
Chi Kong Liu	580,000	7.07
Wai Yee Lai	580,000	7.07
Fong Szeto	570,000	6.95
Monica Law	570,000	6.95
Wai Mun Yeung	420,000	5.12

As far as is known to us, and except as disclosed herein, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity.

United States Shareholders

As of December 31, 2003, we had two registered shareholders with addresses in the United States, holding approximately 0.25% of the outstanding common shares.  As of October 31, 2004, we had two registered shareholders with addresses in the United States – they account for less than 0.25% of outstanding common shares.

B.

Related party transactions

For the 2003 fiscal year, we accrued $24,000 in consulting fees to Goldpac Investment Partners Ltd., a company owned Chi Cheong Liu, one of our directors and greater than 5% shareholders.  These fees are pursuant to a consulting agreement that we entered into with Goldpac Investment Partners Ltd. in 2003 for certain consulting services.  In 2002, $18,000 in consulting fees was accrued to Goldpac Investment Partners Ltd.  The accrued consulting fees for year 2002 and 2003 are currently outstanding, and will be paid at the end of fiscal year 2004.

In 2004, we renewed our consulting agreement with Goldpac Investment Partners Ltd. for the period January 1 – December 31, 2004.  Goldpac Investment Partners will provide consulting advice in relation to corporate development, market development and technical support for $2,000 per month, or $24,000 for the year.   The accrued consulting fees in 2004 will be paid out at the end of fiscal year 2004.

We accrued imputed interest of $1,039 at an interest rate of 4% per annum on the amounts due to a stockholder and a director in the 2003 fiscal year.  This interest is for a shareholder loan from NAI Interactive Ltd., when it was purchased by CWN us in January 2000.  The shareholder loan will continue at 4% per annum, and there is no immediate obligation for the repayment of the loan.  $879 was accrued at an interest rate of 4% per annum in the 2002 fiscal year.

None of our directors or senior officers and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time.

C.

Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8. FINANCIAL INFORMATION

A.

Financial Statements

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001, including our consolidated balance sheets as of December 31, 2003 and 2002, and the consolidated statements of loss and deficit for the years ended December 31, 2003, 2002 and 2001, and the notes to those statements and the auditor's reports thereon.

B.

Significant Changes

Business Strategy

There have been no significant changes in our business in the period from December 31, 2003 until the date of this document.

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

B.

Memorandum and Articles of Association

There have been no changes to the Memorandum or Articles of Association, or Cayman Island Llaw with respect to rights and powers of directors and shareholders since our 20-F Rregistration Statement (SEC file no. 000-33051).  Such discussion is hereby incorporated by reference into this annual report.Please refer to our previous 20F Registration Statement on Form 20-F (file no. 000-33051).

C.

Material Contracts

Please see "Item 4 – Information on the Company" and exhibits to this annual report.  We had entered into a office lease agreement for our current offices located at #510-1199 West Pender Street, Vancouver BC V6E 21 on June 24, 2003.  The Term of the lease is for 3 years from August 2003.  Monthly payments are CAD$3,683.17 plus applicable taxes.

We also entered in an Exchange Agreement with Marrick Investments in April 2004 to acquire remaining assets of Technology City Holdings.  Under the agreement, in October 2004 we issued 200,000 new shares to Datacom Venture Limited, nominee of Marrick Investments Ltd to hold the shares.

We have not entered into other materials contracts other than in the ordinary course of business in fiscal 2003.

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

Canadian Currency

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to Canadian residents are subject to withholding tax.  See "Taxation" below.

There is no limitation imposed by the laws of Canada or the charter or other constituent documents of CWN on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act (Canada) (the "Investment Act").  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibour implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when CWN was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of CWN and the value of the assets of CWN, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 Canadian dollars or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of CWN.  An investment in the common shares by a WTO Investor, or by a non-Canadian when CWN was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of CWN and the value of the assets of CWN, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of Cdn$168 million.  A non-Canadian would acquire control of CWN for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of CWN unless it could be established that, on the acquisition, CWN was not controlled in fact by the acquirer through the ownership of the common shares.

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

Foreign exchange is administered by the State Administration Bureau of Exchange Control ("SAEC"), and our local branch offices, all of which are subject to the supervision of the People's Bank of China.  The SAEC has established regulations relating to outward remittance by foreign investors of their share of net profour or dividends and final repatriation of their investments, in foreign currency.  Subject to payment of applicable taxes, foreign investors may remit out of PRC, in foreign exchange, profour or dividends derived from a source within PRC.  Swap centres have been established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation.  The central foreign exchange adjustment centre is in Beijing and other centres have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions.  Remittances by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of our or his investments in PRC) out of PRC is subject to the approval of the SAEC.

We expect that once a subsidiary is established in PRC, thirty percent of our overall operation will be in RMB.

E.

Taxation

Cayman Island Income Tax Consequences

CWN is organized under the laws of Cayman Island. At present, there is no Cayman Island income on profour tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our United States shareholders, except shareholders ordinarily resident in Cayman Island. There is currently no reciprocal tax treaty between Cayman Island and the United States regarding withholding taxes.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  We performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer/Chief Financial Officers, as of the end of the period covered by this report, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")).  Based on this evaluation, we concluded our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Controls.  During the fiscal year ended December 31, 2003, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Although we do not have an audit committee, the Board of Directors has designated Mr. Andy S.W. Lam as the "audit committee financial expert".

ITEM 16B. CODE OF ETHICS

The Board of Directors has adopted the Code of Ethics for CEO, CFO, and principal financial/accounting persons as follows:

ChineseWorldNet.com Inc. (the "Company") seeks to promote ethical conduct in its financial management and reporting. As a public company, it is essential that the Company's filings with the Securities and Exchange Commission are accurate, complete and understandable. The principal executive and financial officers of the Company hold an essential role in this process. This Code of Ethics applies to the principal executive officer, principal financial officer, principal accounting officer and controller of the Company and other employees of the Company performing similar functions as well as any other employee of the Company who may be designated by the Board of Directors from time to time as being subject to this Code of Ethics (each, a "Financial Officer").

1. Each Financial Officer shall:

  Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

  Provide the Board of Directors with information that is accurate, complete, timely and understandable.

  Comply with all laws, rules and regulations of federal, state and local governments and regulatory agencies.

  Act in good faith with due care, competence and diligence, without allowing his or her independent judgment or conduct to be improperly influenced.

  Proactively promote ethical behavior within the Company.

  Promote responsible use of and control over all Company assets and resources.

  Provide full, fair, accurate, timely and understandable information in all reports and documents filed with, or submitted to, the Securities and Exchange Commission or any other governmental entity and in any other public communication made by the Company.

  Promptly report any violations of this Code of Ethics to the Chairman of the Board of Directors.

2. Violations of this Code of Ethics may subject a Financial Officer to disciplinary action, ranging from a reprimand to dismissal and possible criminal prosecution.

3. Each Financial Officer shall certify each year that he or she has not violated this Code of Ethics and is not aware of any violation of this Code of Ethics by any other Financial Officer that has not been reported to the Chairman of the Board of Directors.

4. This Code of Ethics may be amended by the Board of Directors.

Adopted:  October 29, 2004

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, Moore Stephens Ellis Foster Ltd., for professional services rendered to us during the past two fiscal years ended December 31, 2003 and 2002.  Our Board of Directors has considered these fees and services and has determined that the provision of these services is compatible with maintaining the independence of that firm.

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees (1)	$8,994	$7,547
Audit-Related Fees (2)	$0	$3,218
Tax Fees (3)	$0	$0
All Other Fees	$0	$0
Totals	$8,994	$10,765

(1)

"Audit Fees" represent fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.

(2)

"Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit.

(3)

"Tax Fees" represent fees for tax compliance, tax advice and tax planning.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this section is not required as to the fiscal year ended December 31, 2003, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended December 31, 2003, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States.  The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Annual Report:

Page #
Report of Independent Accountants	F-2
Year-end Consolidated Balance Sheet as of December 31, 2003 and 2002	F-3
Year-end Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003 and 2002	F-4 to F-5
Year-end Consolidated Statements of Operations for the years ended December 31, 2003 and 2002	F-6
Year-end Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002	F-7
Notes to Consolidated Financial Statements	F-7 to F-17

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to "Item 17 – Financial Statements and Exhibits."

ITEM 19. EXHIBITS

Exhibit No.		Document Description
1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN
2	**	Form of Convertible Debenture dated May 31, 2004
4(b)1	(1)	Content Partnership Agreement between NAI and Yahoo! Holdings (Hong Kong) Limited, dated January 1, 2001.
4(b)2	(1)	Partnership Agreement between CWN and ALPHATRADE.COM, dated April 16, 2002.
4(b) 3	**	Content Partnership Agreement with PR Newswire dated May 1, 2004
4(b) 4	**	Content Exchange Agreement with Tanrich Financial Group dated July 12, 2004
4(b).5	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2003.
4(b).6	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004.
4(b) 7	**	Office lease dated July 25, 2003 between Wertman Development Corporation and NAI
4(b) 8	**	Exchange Agreement between CWN and Marrick Investments Ltd.
8	**	List of Subsidiaries
12.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934
13.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

**

Filed herewith

(1)

Incorporated by reference to Exhibits of Registrant's Registration Statement on Form 20-F (file no. 000-33051).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Annual Report to be signed on CWN's behalf by the undersigned duly authorized officer.

Dated:

November 24, 2004___________________-

ChineseWorldNet.com Inc.,

a Cayman Islands Corporation

/s/Joe Kin Foon Tai

JOE KIN FOON TAI

President, Chief Executive Officer and Director

CHINESEWORLDNET.COM INC.

& SUBSIDIARIES

Consolidated Financial Statements

(Expressed in U.S. Dollars)

DECEMBER 31, 2003 AND 2002

INDEX

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Stockholders' Equity

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

F-2

MOORE STEPHENS

ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 737-8117  Facsimile: (604) 714-5916

Website:   www.ellisfoster.com

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

CHINESEWORLDNET.COM INC. AND SUBSIDIARIES

We have audited the consolidated balance sheets of ChineseWorldNet.com Inc. and subsidiaries ("the Company") as at December 31, 2003 and 2002, the related consolidated statements of stockholders' equity, operations and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

Vancouver, Canada

"MOORE STEPHENS ELLIS FOSTER LTD."

February 11, 2004

Chartered Accountants

F-3

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2003 and 2002
(Expressed in U.S. Dollars)
	2003	2002
ASSETS

Current assets
Cash and cash equivalents	$265,349	$286,939
Available for sales securities	3,835	1,912
Accounts receivable (less allowance for doubtful
accounts of $28,140 and $33,240, respectively)	32,929	35,236
Prepaid expenses and deposits	4,563	8,156
Total current assets	306,676	332,243

Investment in Technology City Holdings Limited	1	1
Equipment	23,272	24,620

Total assets	$329,949	$356,864

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$31,290	$37,491
Due to related parties, non-interest bearing	180,123	52,110
Deferred revenue	28,430	22,777
Total current liabilities	239,843	112,378

Commitments (Note 9)

STOCKHOLDERS' EQUITY

Share capital
Authorized:
100,000,000,000 common shares with a par value
of $0.001 per share
Issued and outstanding:
8,000,000 common shares	8,000	8,000

Additional paid-in capital	1,126,865	1,125,826

Accumulated other comprehensive income	14,251	6,357
(Deficit)	(1,059,010)	(895,697)
Total stockholders' equity	90,106	244,486

Total liabilities and stockholders' equity	$329,949	$356,864

The accompanying notes are an integral part of these financial statements.

F-4

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Stockholders' Equity							Page 1 of 2
(Expressed in U.S. Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive	Retained	compre-	Stock-
	Common stock		paid-in	income	earnings	hensive	holders'
	Shares	Amount	capital	(loss)	(deficit)	income (loss)	equity

Balance, December 31, 2000	6,000,000	$6,000	$1,095,961	$-	$(336,867)	$651	$765,745

Issued 2,000,000 common shares
(previously allotted) on February 5, 2001	2,000,000	2,000	(2,000)	-	-	-	-

Forgiveness of consulting fees owed to
a company related to a director and
significant shareholder	-	-	30,000	-	-	-	30,000

Imputed interest on amounts due to
related parties			986	-	-	-	986

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(191,140)	(191,140)	-	(191,140)
- foreign currency translation adjustment	-	-	-	5,773	-	5,773	5,773
- change in net unrealized loss on available
for sale securities	-	-	-	(569)	-	(569)	(569)

Comprehensive income (loss)				$(185,936)

Balance, December 31, 2001	8,000,000	8,000	1,124,947		(528,007)	5,855	610,795

The accompanying notes are an integral part of these financial statements.

F-5

CHINESEWORLDNET.COM INC. & SUBSIDIARIES
Consolidated Statements of Stockholders' Equity							Page 2 of 2
(Expressed in U.S. Dollars)
				Compre-		Accumulated	Total
			Additional	hensive	Retained	other	Stock-
	Common stock		paid-in	income	earnings	comprehensive	holders'
	Shares	Amount	capital	(loss)	(deficit)	income (loss)	equity

Balance, December 31, 2001	8,000,000	$8,000	$1,124,947	$-	$(528,007)	$5,855	$610,795

Imputed interest on amounts due to
related parties	-	-	879	-	-	-	879

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(367,690)	(367,690)	-	(367,690)
- foreign currency translation adjustment	-	-	-	532	-	532	532
- change in net unrealized loss on available
for sale securities	-	-	-	(30)	-	(30)	(30)

Comprehensive income (loss)				$(367,188)

Balance, December 31, 2002	8,000,000	8,000	1,125,826		(895,697)	6,357	244,486

Imputed interest on amounts due to
related parties	-	-	1,039	-	-	-	1,039

Components of comprehensive income (loss):
- net (loss) for the year	-	-		(163,313)	(163,313)	-	(163,313)
- foreign currency translation adjustment	-	-		8,216	-	8,216	8,216
- change in net unrealized loss on available
for sale securities	-	-		(322)	-	(322)	(322)

Comprehensive income (loss)				$(155,419)

Balance, December 31, 2003	8,000,000	$8,000	$1,126,865		$(1,059,010)	$14,251	$90,106

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Operations
(Expressed in U.S. Dollars)
	2003	2002	2001

Revenue	$247,293	$234,716	$338,237

Expenses
Advertising and promotion	41,050	16,596	42,807
Audit and legal	12,112	17,995	40,012
Consulting fees	24,000	18,000	12,000
Depreciation	7,640	8,758	9,385
Interest (non-cash imputed interest
- related parties)	1,039	879	986
Office and miscellaneous	30,321	23,447	31,964
Printing	12,682	63,127	14,924
Provision for bad and doubtful debts	4,467	16,988	28,380
Rent and operating	28,696	34,603	51,360
Salaries and benefits	225,880	283,521	288,499
Telephone	6,143	6,790	17,150
Travel and entertainment	18,640	15,059	13,912

Total expenses	412,670	505,763	551,379

Other income (loss)
Interest and sundry income	1,691	6,124	30,704
Foreign exchange loss and other losses	(227)	(2,768)	(8,702)
Gain on sale of available for sale securities	600	-	-
Write down of investment	-	(99,999)	-

Other income (loss), net	2,064	(96,643)	22,002

Net (loss) for the year	$(163,313)	$(367,690)	$(191,140)

(Loss) per share - basic and diluted	$(0.02)	$(0.05)	$(0.02)

Weighted average number of
common shares outstanding
- basic and diluted	8,000,000	8,000,000	7,808,219

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)
	2003	2002	2001
Cash flows from (used in) operating activities
Net (loss) for the year	$(163,313)	$(367,690)	$(161,140)
Adjustment to reconcile net (loss) to
net cash used in operating activities:
- depreciation	7,640	8,758	9,385
- interest (imputed) - related parties	1,039	879	986
- foreign exchange (gain) loss and other losses	(1,613)	458	8,011
- gain on sale of available for sale securities	(536)	-	-
- write down of investment	-	99,999	-
Changes in assets and liabilities
- accounts receivable	6,519	16,854	(43,599)
- prepaid expenses and deposits	4,488	(1,964)	(2,072)
- accounts payable and accrued liabilities	(10,606)	(10,283)	9,091
- income taxes	-	897	(909)
- deferred revenue	672	7,789	(2,563)

Net cash used in operating activities	(155,710)	(244,303)	(182,810)

Cash flows from financing activities
Advances from related parties	124,000	15,104	(1,921)

Cash flows from (used in) investing activities
Purchase of equipment	(1,467)	(3,098)	(13,532)
Proceeds on disposal of equipment	-	39	-
Proceeds on disposal of available for sale securities	1,509	-	(760)

Net cash provided by (used in) financing activities	42	(3,059)	(14,292)

Foreign exchange gain (loss) on
cash held in foreign currency	10,078	(137)	(2,284)

Decrease in cash and cash equivalents	(21,590)	(232,395)	(201,307)

Cash and cash equivalents, beginning of year	286,939	519,334	720,641

Cash and cash equivalents, end of year	$265,349	$286,939	$519,334

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

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

2.

Significant Accounting Policies

(a)

Basis of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries.  Significant inter-company accounts and transactions have been eliminated.

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

(c)

Equipment

Equipment is stated at cost, net of accumulated amortization.

Depreciation on equipment is provided on a declining-balance basis over its expected useful lives at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%
Computer software	100%

(d)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

(e)

Foreign Currency Transactions

The parent company and NAI maintain their accounting records in their functional currencies of U.S. dollars and Canadian dollars, respectively.  They translate foreign currency transactions into their functional currency in the following manner.

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are re-evaluated into the functional currency by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in operations.

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

(g)

Advertising Expenses

The Company expensed advertising costs as incurred.  Advertising expense for the year ended December 31, 2003, 2002 and 2001 were approximately $41,050, $16,596 and $42,807, respectively.

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

(i)

Comprehensive Income

The Company has adopted the Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  The Company is disclosing this information on its Statement of Stockholders' Equity.  The Company's comprehensive income (loss) consists of net earnings (loss), foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities.

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

The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximates the fair value because of the short-term nature of these instruments.  Management is of the opinion that the Company is not exposed to significant interest, or currency risks arising from these financial statements.

The Company has cash and cash equivalents with various financial institutions, which exceed insured limits throughout the year.  The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution.  At December 31, 2003, the Company had cash on deposit of $128,164 (2002 - $231,802) in excess of insured limits.  However, the Company does not anticipate non-performance.

Concentration of credit risk with respect to trade receivables are limited due to the Company's' large number of diverse customers. The Company does not require collateral or other security to support financial instruments subject to credit risk.

(k)

Available for Sale Securities

Marketable securities are classified as available for sale securities and are recorded at market value.  Unrealized holding gains and losses on available for sale securities are excluded from income and charged to Accumulated other comprehensive income as a separate component of stockholders' equity until realized.

(l)

Revenue Recognition

The Company follows guidance on revenue recognition as described in United States Securities and Exchange Commission ("SEC") Staff Topic 13, which includes interpretive guidance issued in Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements, issued by the staff of the SEC in December 1999 and SAB No. 104, Revenue Recognition, issued by the staff of the SEC in December 2003, and the guidance set forth in the consensus reach by the Emerging Issues Task Force ("EITF") on Issue 00-21 Revenue Arrangements with Multiple Deliverables, which affect revenue arrangements entered into in fiscal period beginning after June 15, 2003.  The adoption of EITF 00-21 does not have a material impact on the Company's financial position or results of operations.

Revenue includes fees from banner advertisement, web page hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company's Chinese financial newspaper, sponsorship fees from investment seminars and forums. All these revenues are generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts.   Fees received in advances and required continuing performance obligation are recognized as revenue systematically over the period of services provided to customers.

(m)

Long-Lived Assets Impairment

Long-term assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value has become impaired, in accordance with the  guidance established in Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value.  Fair value is generally determined using a discounted cash flow analysis.

The Company has an investment in a private company in which it has less than 20% of the voting rights and in which it does not exercise significant influence. The Company monitors this investment for impairment, and makes appropriate reductions in carrying value when necessary. As described in note 4, this investment was written down to a nominal value of $1 in 2002.

(n)

Stock-based Compensation

The Company has adopted the fair value method of accounting for stock-based compensation as recommended by the Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-based Compensation.

The Company did not grant any stock options during the fiscal years 2003, 2002 and 2001. The adoption of SFAS 123 does not have an impact on the Company's financial statements.

(o)

Accounting for Derivative Instruments and Hedging Activities

The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value.  If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction.  For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The adoption of SFAS 133 does not have an impact on the Company's financial statements.

(p)

Intangible Assets

The Company adopted the Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets", which requires that goodwill and intangible assets with indefinite life are not amortized but rather tested at least annually for impairment.  Intangible assets with a definite life are required to be amortized over its useful life or its estimated useful life.

The Company does not have any goodwill or intangible assets with indefinite or definite life since inception.

(q)

Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share.  Diluted loss per share is equal to basic loss per share because there is no potential dilutive securities.

(r)

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

(s)

Deferred Revenue

The Company defers revenue over the service period per contract agreement and in case of subscriptions, over the subscription period.

(t)

New Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - An Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 does not have an impact on the Company's financial statements.

In January 2003, the FASB released FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46R in 2004 will not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The changes in this Statement require that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 does not have a material impact on the Company's financial position or results of operations.

In May 2003, the Financial Accounting Standards Board (FASB) approved SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. It requires financial instruments that fall within its scope to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, for pre-existing financial instruments, as of July 1, 2003. The Company does not have any financial instruments that fall under the guidance of SFAS No. 150 and, therefore, the adoption does not have any effect on its financial statements.

(u)

Reclassifications

Certain other reclassifications have been made to prior year's consolidated financial statements to confirm the current year's presentation.

3.

Available for Sale Securities

Available for sale securities consists of marketable securities and are summarized as follows:

	Cost	Gross unrealized gains	Gross unrealized losses	Accumulated unrealized losses	Market value

December 31, 2001	$ 739	$ -	$ (569)	$ (569)	$ 170
Change during the year	1,722	117	(147)	(30)	1,742
December 31, 2002	$ 2,511	$ 117	$ (716)	$ (599)	$ 1,912
Change during the year	2,245	581	(903)	(322)	1,923
December 31, 2003	$ 4,756	$ 698	$ (1,619)	$ (921)	$ 3,835

4.

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

As at December 31, 2002, the recovery of the investment in relations to the future projected cash flows from the investment in Technology City Holdings Limited is doubtful and there is no market available to liquidate the above noted subscribed shares.  Therefore, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the investment was written down to a nominal value of $1.

5.

Equipment

		2003		2002
	Cost	Accumulated amortization	Net book value	Net book value
Furniture and fixtures	$ 15,590	$ 7,310	$ 8,280	$ 7,354
Computer equipment	47,692	32,700	14,992	17,266
Total	$ 63,282	$ 40,010	$ 23,272	$

6.

Income Taxes

(a)

The parent company is not subject to income taxes.  NAI has an estimated tax loss carryforward of $593,000, which will begin to expire commencing 2007 to 2010.

(b)

Reconciliation of the applicable income tax rate (38%) applied to pre-tax accounting (loss) compared to the expense (benefit) for income tax in the consolidated statement of operations:

	2003	2002	2001
Income tax (benefit) at the applicable rate	$ (49,000)	$ (105,000)	$ (72,500)
Adjustment resulting from:
- non-taxable income	-	-	(2,900)
- non-deductible loss	-	-	500
- unused tax loss carryforward	49,000	105,000	74,900
	$ -	$ -	$ -

(c)

The tax effect of temporary difference that give rise to the Company's deferred tax assets are as follows:

	2003	2002	2001
Estimated tax loss carryforward	$ 211,000	$ 192,600	$ 83,000
Less: Valuation allowance	(211,000)	(192,600)	(83,000)
	$ -	$ -	$ -

(7)

Non-Cash Activities

(a)

During the fiscal year 2003, available-for-sales securities were received to settle debt from a customer of $3,734.

(b)

During the fiscal year 2002, available-for-sales securities were received to settle debt from a customer of $1,764.

(8)

Related Party Transactions

(a)

In 2003, The Company accrued $24,000 (2002 – $18,000) in consulting fees to a company related to a director of the Company.

(b)

In 2003, The Company recorded imputed interest of $1,039 (2002 – $879) at an interest rate of 4% per annum on the advances from a stockholder and a director.

(9)

Commitments

The Company has entered into operating leases for automobile and office space.  Minimum future rental payments under these leases are as follows:

2004	$ 50,553
2005	49,150
2006	26,215

i

EXHIBIT 2

FORM OF "5% REDEEMABLE CONVERTIBLE DEBENTURE DUE MAY 31, 2007"

CHINESEWORLDNET.COM INC.

No. _______

5% REDEEMABLE CONVERTIBLE DEBENTURE DUE MAY 31, 2007

THIS 5% REDEEMABLE CONVERTIBLE DEBENTURE comprises part of a duly authorized debenture of Chineseworldnet.com Inc., a corporation organized under the laws of the Cayman Islands and having its principal address at Suite 510, 1199 West Pender Street, Vancouver, BC, V6E 2R1 (the "Company"), designated as its 5% Redeemable Convertible Debentures due May 31, 2007 in an aggregate principal amount of  $______________ in lawful money of United States (the "Debentures", each individual debenture being referred to as a "Debenture").

FOR VALUE RECEIVED, the Company promises to pay to the order of ____________________________________________________________having an address at ______________________________________________________________________, the holder hereof, or its registered assigns (the "Subscriber"), the principal sum of US$___________ on May 31, 2007 (the "Maturity Date") and to pay interest on the principal sum outstanding under this Debenture, at the simple interest rate of 5% per annum, with such interest payments being payable semi-annually on October 31 and May 31 of each year during the term of this Debenture (each such date, "Interest Date"), provided however that no interest shall accrue on or after a Conversion Date on that portion of the principal sum outstanding under this Debenture converted into Common Shares.

Monies received by the Subscriber shall be allocated firstly to payment of all accrued and unpaid interest before any monies shall be paid on account of the principal sum.  Interest shall be calculated based on a 365-day year.

The interest so payable will be paid to the person in whose name this Debenture is registered on the records of the Company regarding registration and transfers of the Debentures (the "Debenture Register") at the close of business on the record date for interest accrued or payable on such Interest Date; provided, however, that the Company's obligation to a transferee of this Debenture arises only if the transfer, sale or other disposition is made in accordance with Paragraph 2.  The record date for any interest payment or accrual is the close of business on the date five (5) Business Days prior to the Interest Date.

Each Debenture, which is part of the Debentures, shall be equal in all respects (except as to the quantum of the principal sum advanced by each Subscriber) and rank pari passu with every other Debenture constituting the Debentures and without preference or priority on maturity, redemption or payments to Subscribers.  The Subscriber shall receive that proportion of all moneys due in respect of the Debentures, which the principal amount of the Debenture held by the Subscriber is of the aggregate principal amount of all Debentures then outstanding.

The Company is entitled to pre-pay and redeem this Debenture in whole or in part at any time without bonus or penalty, provided that the Company provides the Subscriber with thirty (30) days prior written notice of its interest to pre-pay to allow the Subscriber time to exercise its right of conversion if it so elects.

The Debenture is subject to the following additional provisions:

1.

DEFINITIONS

(a)

For purposes hereof, the following terms shall have the following meanings:

"Business Day" means any day other than a Saturday, Sunday or statutory holiday in the province of British Columbia, Canada;

"Common Shares" means common shares of the Company and any other security into which such Common Shares shall be converted or for which they shall be exchanged pursuant to any recapitalization, reorganization, merger, consolidation, share exchange or similar transaction;

"Conversion Date" shall have the meaning set forth in Paragraph 3(d)(i);

"Conversion Notice" shall have the meaning set forth in Paragraph 3(d)(i);

"Conversion Rate" shall have the meaning set forth in Paragraph 3(c);

"Event of Default" shall have the meaning set forth in Paragraph 9;

"Outstanding Amount" means the principal sum outstanding under this Debenture from time to time and all accrued but unpaid interest thereon;

"person" means an individual, partnership, venture, unincorporated association, organization, syndicate, corporation, limited liability company, or other entity, trust and trustee, executor, administrator or other legal or personal representative or any government or any agency or political subdivision thereof;

(b)

Whenever the sense of this Debenture requires, words in the singular shall be deemed to include the plural and words in the plural shall be deemed to include the singular.  Paragraph headings are for convenience only and shall not affect the interpretation of this document.

2.

TRANSFERS

The Subscriber may transfer or assign this Debenture or any interest herein (but in no event in an amount less than $5,000 in Outstanding Amount); provided, however, that it shall be a condition of such transfer or assignment that the Subscriber will furnish the Company in advance with evidence reasonably acceptable to the Company to the effect that such transfer or assignment is exempt from the registration and prospectus requirements under applicable securities laws.

3.

CONVERSION

(a)

Subscriber's Right to Convert.  The Outstanding Amount shall be convertible, in whole or in part, at the option of the Subscriber at any time and from time to time prior to the Maturity Date, into Common Shares of the Company.

(b)

The Company's Right to Shorten Conversion Period.  At any time during the term of the Debenture, should the Common Shares of the Company trade for a period of 30 consecutive trading days at an average closing price exceeding $0.80 per Common Share, the Company shall have the option, exercisable by providing the Subscriber with written notice, of shortening the Subscriber's right to convert the Outstanding Amount to a period of thirty (30) days from the date of such notice.  If the Subscriber does not exercise his right of conversion, the Debenture will no longer be convertible to Common Shares.

(c)

Conversion Price.  The Outstanding Amount shall be convertible into one fully paid and non-assessable Common Share of the Company (the "Conversion Rate") at a price per share that is equal to the higher of 1.) the 30-day closing average price of its Common Shares on its principal market which shall be initially be the OTC Bulletin Board discounted 20% calculated from the date the Conversion Notice is received by the Issuer or 2.) US$0.60 per share, subject to adjustment under Paragraph 3(d)(i).

(d)

Mechanics of Conversion.

(i)

Mechanics of Conversion by the Subscriber.  In order to convert the Outstanding Amount into Common Shares, the Subscriber shall surrender this Debenture, together with written notice in the form of Schedule B, attached hereto (the "Conversion Notice"), to the Company that the Subscriber elects to convert all or the portion of the Outstanding Amount as specified therein.  The aforesaid notice and election shall be irrevocable by the Subscriber unless the Company shall default in or fail to fulfill any or all of its obligations arising hereunder or otherwise by reason of such notice or election, in which case, in addition to and not in lieu of any and all other rights and remedies to which the Subscriber may thereby be and become entitled, such notice and election, by further notice to the Company, may be revoked and rescinded at the election of the Subscriber exercised in its sole discretion.  Each Conversion Notice shall provide for the Subscriber's election to convert at least $1,000 of the Outstanding Amount.  The date on which a Conversion Notice is given (the "Conversion Date") shall be deemed to be the later of:(i) the date the Company received by mail or facsimile a duly executed Conversion Notice, and (ii) the date specified for conversion in the relevant Conversion Notice.  Upon receipt of any Conversion Notice, the Company shall immediately verify the Subscriber's calculation of the Conversion Rate.  Unless the Company objects, in writing, to the Subscriber's calculation within five (5) Business Days after receipt of the Conversion Notice, the Company will be deemed to have accepted such calculation;

(ii)

Issuance of Certificates.  Upon receipt by the Company of a Conversion Notice, the Company shall use reasonable commercial efforts to cause the Company's transfer agent for the Common Shares to issue and deliver a certificate for the number of Common Shares to which the Subscriber shall be entitled upon such conversion as promptly as practicable to such Subscriber (or to its direction) and thereafter the Outstanding Amount shall be reduced accordingly.  Upon delivery of the originally signed copy of the Debenture to the Company, the Company will deliver to the Subscriber a Debenture for the remaining Outstanding Amount;

(e)

No fractional Common Shares shall be issuable hereunder.  The number of Common Shares that are issuable upon any conversion shall be rounded down to the nearest whole share;

(f)

The Company shall reserve and keep available at all times after the issuance of this Debenture, free of preemptive rights, sufficient Common Shares for the purpose of enabling the Company to satisfy any obligation to issue Common Shares upon conversion into Common Shares of the aggregate Outstanding Amount of the Debentures from time to time.

4.

SHARE SPLITS, DIVIDENDS, REORGANIZATIONS

(a)

Common Share Splits, Dividends.  In case the Company shall at any time subdivide the outstanding Common Shares into a greater number of shares, whether by share dividend, share split or otherwise, the Conversion Rate in effect immediately prior to such subdivision shall be proportionately reduced and the number of Common Shares into which the Outstanding Amount is convertible shall be proportionately increased.  In case the outstanding Common Shares shall be combined into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination shall be proportionately increased and the number of Common Shares into which the Outstanding Amount is convertible hereunder shall be proportionately reduced;

(b)

Reclassifications of Common Shares.  After the date hereof, in case of any reclassification or change in the outstanding Common Shares, or in case of any consolidation or merger to which the Company is a party (except a merger in which the Company is the surviving corporation and which does not result in any reclassification or change in the outstanding Common Shares), or in case of any sale or conveyance to another person or entity of all or substantially all of the property of the Company, effective provision shall be made by the Company or by the successor or purchasing person that the Subscriber shall have the right, upon conversion of this Debenture, at the Conversion Rate in effect immediately prior to such reclassification, change, consolidation, merger, sale or conveyance for the number of Common Shares that, but for such transaction, the Subscriber would have received upon conversion hereunder, to receive the kind and amount of Common Shares receivable in such transaction by the Company and/or its affiliates;

(c)

No Other Anti-dilution Rights.  Except as expressly set forth herein, the Subscriber shall not be entitled to any anti-dilution rights with respect to either (i) the number and kind of shares subject to this Debenture or (ii) the Conversion Rate.

5.

COVENANTS OF THE COMPANY

Operations.  The Company covenants and agrees with the Subscriber that from and after the date of this Debenture until all Outstanding Amounts are paid in full (and/or converted into Common Shares), the Company shall:

 (a)

Do or cause to be done all things necessary to keep in full force and effect its corporate existence and all rights, franchises, licenses and qualifications to carry on its business or to own property in each jurisdiction in which it carries on a material part of its business or owns material property;

(b)

Duly and punctually pay or cause to be paid all principal, interest and other amounts payable by the Company under this Debenture on the dates, at the places and in the moneys and manner set forth herein; and

(c)

Promptly advise the Subscriber of the occurrence of any Event of Default or any event which, with the giving of notice or the passage of time or both, would constitute an Event of Default.

6.

OBLIGATIONS ABSOLUTE

No provision of this Debenture, other than those provisions relating to the conversion of the Debentures, shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Outstanding Amount at the time, place and rate, and in the manner, herein prescribed.

7.

WAIVERS

The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of intent to accelerate, prior notice of bringing of suit and diligence in taking any action to collect amounts called for hereunder and will be directly and primarily liable for the payments of all sums owing and to be owing hereon, regardless of and without any notice (except as required by law), diligence, act or omission as or with respect to the collection of any amount called for hereunder.

8.

REPLACEMENT DEBENTURES

Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Debenture, and, in the case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Debenture, if mutilated, the Company will make   and deliver a replacement Debenture of like tenor, in lieu of this Debenture.

9.

DEFAULT

If one or more of the following events (each called an "Events of Default") shall occur:

(a)

The Company shall fail to perform or observe any material covenant, term, provision, condition, agreement or obligation of the Company under this Debenture, and such failure shall continue uncured for a period of five (5) Business Days after written notice from the Subscriber of such failure;

(b)

The Company shall fail to make any interest payments when due under this Debenture or fail to issue Common Shares upon conversion of this Debenture (other than in accordance with the terms of this Debenture), and such failure shall continue uncured for a period of five (5) Business Days after written notice from the Subscriber of such failure;

(c)

The Company shall:  (i) become insolvent; (ii) admit in writing its inability to pay its debts generally as they mature;  (iii) make a general assignment for the benefit of creditors or commence proceedings for its dissolution; or (iv) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business;

(d)

A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment;

(e)

Any governmental agency or any court of competent jurisdiction shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter;

(f)

Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings, or relief under any bankruptcy law or any law for the relief of debt, shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within sixty (60) days after such institution, or the Company shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit to any material allegations of, or default in answering a petition filed in, any such proceeding; or

(g)

The Company shall make a bulk sale of its assets or cease to carry on business;

then, or at any time thereafter prior to the date on which all continuing Events of Default have been cured, and in each and every such case, unless such Event of Default shall have been waived in writing by the Subscriber (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Subscriber and in the Subscriber's sole discretion, the Subscriber may, by notice to the Company declare this Debenture immediately due and payable, and the Subscriber may immediately, and without expiration of any period of grace, enforce any and all of the Subscriber's rights and remedies provided herein, or any other rights or remedies afforded by law.

10.

SAVINGS CLAUSE

In case any provision of this Debenture is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Debenture will not in any way be affected or impaired thereby.  If such provision is not capable of being adjusted, it shall be deemed to be severed herefrom and the validity and enforceability of the remaining provisions of this Debenture will not in any way be affected or impaired thereby.

11.

ENTIRE AGREEMENT

This Debenture and the subscription agreement pursuant to which this Debenture was issued constitutes the full and entire understanding and agreement between the Company and the Subscriber with respect to the subject hereof.  Neither this Debenture nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Subscriber.

12.

SUCCESSORS AND ASSIGNEES

This Debenture shall be binding upon the Company and its successors and shall ensure to the benefit of the Subscriber and its heirs, executors, legal personal representatives, successors and/or assignees, as the case may be.  Prior to due presentment for transfer of this Debenture, the Company may treat the person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and all other purposes, whether or not this Debenture is then overdue, and the Company shall not be affected by notice to the contrary.

13.

NO WAIVER

No failure on the part of the Subscriber to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Subscriber of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power.  Each and every right, remedy or power hereby granted to the Subscriber or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Subscriber from time to time.

14.

NO RIGHTS AS SHAREHOLDERS

Nothing contained in this Debenture shall be construed as conferring upon the Subscriber the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders of the Company for the election of the directors of the Company or any matter, or any rights whatsoever as a shareholder of the Company.  The Subscriber shall have no rights as a shareholder with respect to any Common Shares receivable upon conversion of this Debenture until the Conversion Date.  Except as expressly set forth herein, no adjustment shall be made for dividends or any other rights for which the record date occurs prior to the Conversion Date.

15.

NOTICE

Unless otherwise provided herein, any notice or other communication to a party hereunder (including a Conversion Notice) shall be deemed to have been duly given if personally delivered or sent by registered mail, postage prepaid with a copy in each case sent on the same day to the party by facsimile, or overnight delivery or courier service to said party at its address set forth herein or such other address as either may designate for itself in such notice to the other.  Any notice or other communication shall be deemed to have been duly given and received when delivered in person, three (3) days after the date when posted by registered mail, the next Business Day when posted via overnight delivery or courier service, on the date of delivery if delivered during normal business hours and, otherwise, the next Business Day when transmitted by facsimile, except for a notice changing a party's address, which shall be deemed given at the time of receipt thereof.  Any notice given by other means permitted by this Paragraph shall be deemed given at the time of receipt thereof.

Notices to the Company shall be sent to:

ChineseWorldNet.com Inc.

#510 – 1199 West Pender Street

Vancouver, B.C. V6E 2R1

Facsimile No.

(604) 488-0868

Attention:   Mr. Joe Tai, CEO & President

Notices to the Subscriber shall be sent to:

Attn:______________________________

Address:___________________________

___________________________________

Facsimile No.:

16.

CHOICE OF LAW AND VENUE

This Debenture shall be construed under the laws of the province of British Columbia and the laws of Canada applicable therein.   Each of the Company and the Subscriber hereby:   (i) irrevocably submits to the exclusive jurisdiction of the courts in the Province of British Columbia for the purposes of any suit, action or proceeding arising out of or relating to this Debenture and (ii) waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.  The Company consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.

17.   TERMINATION AND DISCHARGE

Upon the conversion of any or all of the Outstanding Amount and the payment by the Company of any Outstanding Amount, including accrued interest, not converted hereunder and the issuance of Common Shares in respect of any conversion right hereunder, this Debenture shall terminate and the Company shall be released and discharged by the Subscriber from all of the Company's obligations and agreements hereunder.

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed this  ____________ day of May 2004.

CHINESEWORLDNET.COM INC.

By:

Joe Tai, CEO & President

EXHIBIT 4(b) 3

AGREEMENT

This agreement (the "Agreement") is made as of the 1st day of May, 2004 ("Effective Date") by and between PR Newswire Association LLC, a Delaware limited liability company, with principal offices at 810 Seventh Ave., 35th Floor, New York, NY 10019, USA ("PRN"), and NAI Interactive Limited, a British Columbian corporation, with principal offices at 1199 West Pender Street, Suite 510, Vancouver BC, V6E 2R1, Canada ("Company").

WHEREAS, PRN operates a specialized news and information service, processing and transmitting news releases and other information (the "PRN Daily News File") over electronic communications systems to news media and others throughout the United States and overseas, and

WHEREAS, Company maintains a World Wide Web Site and provides information services via the URL http://www.chineseworldnet.com (the "Site") as further described in Exhibit A, and

WHEREAS, Company desires access to certain portions of the PRN Daily News File, namely, the Chinese-language Feed, Traditional version, including news releases and news briefs (the "PRN Content"), to distribute in full text to its users (the "Users");

NOW, THEREFORE, in consideration of premises and conditions herein, the sufficiency and adequacy of which are hereby acknowledged, the parties agree as follows:

1.

Grant of License.  Subject to the terms and conditions of this Agreement, PRN hereby grants to Company a non-exclusive, non-transferable, royalty-free license to use the PRN Content, including all information contained therein, during the Term, as follows:

A.

Company may store and make available to Users worldwide the full text of all, or any, news releases contained in the PRN Content received from PRN. Company may elect to omit any news releases considered inappropriate for its Site. News releases may be stored and made available to Users for up to three hundred and sixty five (365) days from the date of receipt from PRN.

B.

Company will not permit Users to redistribute all or any portion of the PRN Content without the prior written approval of PRN.

C.

All presentations of the PRN Content in connection with existing or new services provided by Company which are not described in Exhibit A must be approved in writing in advance by PRN.

2.

Trademark Grant of License.  PRN hereby grants a royalty-free, non-exclusive, world-wide license to Company for the use of PRN's trademark and logo, in the form attached hereto as Exhibit B (the "PRN Logo"), solely as authorized under this Agreement.

A.  Terms of Use.

1.

Company shall place the PRN Logo and hyperlink to http://www.prnewswire.com/ on the Site in a prominent location acceptable to PRN.

2.

All uses of the PRN Logo as authorized herein shall be submitted to PRN for PRN's prior written approval and may not be used by Company without said approval or after such approval has been withdrawn.

B.

Tarnishment of Image.  In no event shall the PRN Logo and/or references to PRN or PRN's services be displayed in any manner or in conjunction with any other material that, in PRN's sole discretion, tarnishes, disparages or is otherwise objectionable to PRN or harms the high quality image of PRN and its services.  In the event that PRN notifies Company of an objection under this clause, Company, immediately after receipt of such notification in writing, shall, as directed by PRN, cause such objectionable manner of display to cease or cause such objectionable material to be removed from any locations on which it appears.

3.

Communications.

A.

 PRN will provide the PRN Content via FTP or by other means as mutually determined by PRN and Company.

B.

 Company will be solely responsible for any computer programming or other preparation necessary to accept the Feed onto the Site and to otherwise sort, select and prepare the contents thereof in suitable form for online retrieval by Users.

4.

Terms of Use.

A.

No textual changes will be made by Company to the PRN Content contained in the Site.

B.

Company will identify each news release from PRN displayed on or stored in its Site as having originated withPRN with an identification tag of "PR Newswire".

C.

All materials provided by PRN and used by Company shall bear a notice of PRN ownership of such information and reservation-of-rights notice, which shall include a prohibition against republication or redistribution.

D.

PRN reserves the right to withhold from the Site any news release if PRN determines in its reasonable discretion to do so, including if PRN is requested to do so by the issuer of a news release.

E.

Upon notice by PRN of a required correction to or withdrawal of a news release, Company will use its best efforts to make the correction before the news release is stored or posted on its Site. If the correction is made after the news release has been posted, the correction must reside and be retrievable with the original version of the release.  All withdrawals and corrections will be made promptly upon notification by PRN of such required withdrawal or correction.

F.

Company will provide PRN, free of charge, with all necessary login names and passwords for use by PRN to access the Site for promotional demonstration purposes and for verification of the PRN Content as processed by Company. PRN agrees that it will not redistribute or use the Company login names or passwords for any other purpose than stated in this clause.

G.

Either party may include routine reference to the other in its promotional and other literature provided, however, that substantive claims related to performance and other substantive comments require prior written approval of the other party.

5.

 Company Services.  Company shall provide the following services to PRN:

A.

 Company shall host and maintain a web page on the Site, on which the headlines of all items of PRN Content shall be listed in reverse chronological sequence ("Index Page").  Company shall use best efforts to update and maintain news releases on the Index Page as current as technically possible, collecting the latest headlines from PRN's servers and publishing them on the Index Page in intervals not less than every fifteen (15) minutes.  Each headline shall be maintained on the Index Page or on the continuation pages of the Index Page for not less than seven (7) days from date of distribution by PRN, whether all headlines are placed on one page, or on several pages (the Index Page and continuations of the Index Page). Underneath the last headline on each page, a "more" or message with similar meaning, shall indicate the continuation of the headlines on the next continuation page.

B.

Company shall include on the Site a section which enables Users to enter the ticker symbol of any US publicly traded firm into a prominent box which then links to a web page or series of web pages ("Stock Quote Pages") upon which are displayed the stock price as well as other stock-related information of the company associated with the entered ticker symbol.  Company shall include within the Stock Quote Pages the headlines of all news releases less than ninety (90) days old and which contain the same ticker symbol within its metadata.  Such headlines shall be listed in a section titled "News" or "News Releases" or a materially similar designation, and may be commingled with headlines of news stories from other sources, all of which have been identified as containing material news pertinent to the company associated with the ticker symbol.

C.

Company shall place a link to the Index Page in a prominent position on the home page, and such link shall indicate "News from PR Newswire" or materially similar meaning in the Chinese language.

D.

Company may selectively include, at Company's discretion, the headlines of news releases from PRN Content among the headlines of business and financial news stories displayed on the home page of Site, whether in fixed or scrolling format, co-mingled with the news stories prepared by Company's own editors, or supplied by other news providers.

E.

With respect to displaying any headline of any item of PRN Content on the Site, clicking on a headline shall link to the web page containing the full text of the news release or items of PRN Content.

5. Limitation of Liability.  Because of the volume of copy submitted to PRN, PRN is not responsible for verifying any facts contained therein.  PRN clients are responsible for the content and accuracy of copy submitted by them.  PRN makes no representation or warranty with respect to, and shall not be responsible or liable for, the content of the PRN Daily News File, including the PRN Content, or the fact or timing of its transmission.  PRN shall not be liable for any loss or damage, direct or indirect, resulting from erroneous statements or errors of fact or omissions or errors in the transmission of the PRN Daily News File, including the PRN Content.  PRN IS NOT WARRANTING OR INSURING THAT THE PRN DAILY NEWS FILE, INCLUDING THE PRN CONTENT, WILL BE FREE FROM ERRORS, OMISSIONS, INTERRUPTIONS, DELAYS, LOSSES OR DEFECTS, WHETHER HUMAN OR MECHANICAL.  PRN MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AS TO THE PRN DAILY NEWS FILE, INCLUDING THE PRN CONTENT, INCLUDING BUT NOT LIMITED TO ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.  IN NO EVENT WILL PRN BE LIABLE FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR INCIDENTAL DAMAGES.

6.

Assignment.  Neither party may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other party, except PRN may assign its rights and delegate its obligations hereunder to any parent, subsidiary or affiliated entity or to any party succeeding to substantially all of its business interests.

7.

Term.

A.

The term of this Agreement shall be for a period of two (2) years commencing as of the Effective Date. The Agreement will be extended automatically for one (1) year periods thereafter except that, after the initial period, either party may give ninety (90) days written notice of termination before the end of the Term. However, PRN shall have the right to terminate this Agreement with immediate effect if Company fails to make the PRN Content available to its users within three (3) months of the Effective Date of this Agreement. Company will notify PRN of the expected date of online availability of the PRN Content prior to such date.  For the purposes hereof, "Term" shall include the initial period and any extensions or renewals thereof.

B.

Notwithstanding the foregoing, PRN shall have the right to terminate this Agreement at any time upon thirty (30) days prior written notice to Company (i) upon any default by Company or other material breach of this Agreement by Company, or (ii) if the ability of PRN to provide the PRN Content is substantially impeded by the request, or actions, of any federal or state regulatory agency, any national securities exchange, or by any professional regulatory organizations such as the National Association of Securities Dealers.

C.

The licenses granted pursuant to Sections 1 and 2 shall automatically terminate upon termination or expiration of this Agreement, and Company shall immediately cease all use of all information provided hereunder, including, without limitation, the PRN Logo, and shall immediately remove said information from its web site, provided that in the event of expiration of this Agreement or termination other than in accordance with 7.B above, such cessation shall be subject to Company's right to archive news releases under Section 1.A.

8. Force Majeure.  Neither party shall be liable for any failure to perform any obligation hereunder, or from any delay in the performance thereof, due to causes beyond its control, including industrial disputes of whatever nature, acts of God, public enemies or of government, failure of telecommunications, system malfunctions, fire or other casualty.

9. Notices.  All notices required by this Agreement shall be sent in writing (by certified or registered mail, Federal Express or other overnight carriers, telex or telegram) to PRN and the Company at the following addresses:

If to PRN:

PR Newswire Association LLC,

810 Seventh Avenue, 35th Floor
New York, NY 10019

Attention: Joshua B. Cohen, Director, Content Licensing & Distribution

With a copy to:

Sherri F. Dratfield, General Counsel

If to Company:

NAI Interactive Limited,

1199 West Pender Street, Suite 510,

Vancouver BC, V6E 2R1, Canada

Attention: Karen Kwok, VP Business Development

10.  Governing Law.  This Agreement shall be construed and enforced in accordance with, and the validity and performance hereof, shall be governed by the law of the State of New York without regard to conflicts of laws provisions. Any judicial action or proceeding shall be brought solely in New York County in the state or federal courts therein and the parties hereby consent to personal jurisdiction therein.

11. Interpretation. This Agreement has been executed in English, and the English language version shall control notwithstanding any translations of this Agreement. All proceedings related to this Agreement shall be conducted in the English language.

12. Severability.  If any part of this Agreement shall be held unenforceable, the remainder of this Agreement will nevertheless remain in full force and effect.

13. Entire Agreement.  This Agreement is a complete expression of the intent of the parties and may not be modified in any way except in writing of later date signed by the parties.  This Agreement may be signed in counterparts.

14.  Language.  This Agreement is in English.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first above written.

NAI Interactive Limited		PR Newswire Association LLC
By:	/s/ Gilbert Chan	By:	/s/ Ken Dowell
Name:	Gilbert Chan	Name:	Ken Dowell
Title: Vice President, Marketing & Project Development		Title: Managing Director – Targeting Services
Date:	May 17, 2004	Date:	May 20, 2004

 EXHIBIT A

This section describes how the Feed will be presented and distributed. The following questions should be used as a guide to explain the service.

How is the news delivered? (i.e.: via Email, Web, Dial-up service, etc.)

FTP

What does the product look like? Screen shot or URL?

http://www.chineseworldnet.com

Is there a limit to the number of PRN releases that may be retrieved by Users?

no

How much does a subscription cost? Or is the service priced per release?  Free?

free

What are the terms of the User Agreement?

What is the target audience? Is this a service for general consumers, individual investors, or corporations?

Chinese investors in North America

EXHIBIT B

PR NEWSWIRE

EXHIBIT  4(b) 4

ON-LINE CONTENT PARTNERSHIP AGREEMENT

This on-line content partnership agreement ("Agreement") is made as of the 12 day of July, 2004 ("Effective Date")

BETWEEN

NAI INTERACTIVE LIMITED, a company incorporated in British Columbia, with principal offices at Suite 510, 1199 West Pender Street, Vancouver BC, V6E 2R1, Canada.

NAI Interactive is a wholly owned subsidiary of ChineseWorldNet.com Inc.

(ChineseWorldNet.com Inc. hereafter referred as the "CWN")

AND

TANRICH FINANCIAL MANAGEMENT LIMITED, a company incorporated in Hong Kong, with principal offices at 16/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong

(Hereafter referred as "TANRICH")

WHEREAS

1.

CWN provides Chinese financial information services via the URL http://www.chineseworldnet.com ("CWN Site").

2.

TANRICH is a diversified financial group, offering a wide range of financial services ranging from Japanese commodities futures, U.S. futures, HSI futures, interest rate futures, securities, unit trusts, insurance-related products, loan, and share margin financing to corporate finance.  TANRICH operates its website at URL http://tanrich.com ("TANRICH Site").

3.

CWN desires to access TANRICH's Chinese-language content including daily, weekly, monthly, and company research reports on stocks and futures and news articles ("TANRICH Content") to distribute to its users ("CWN Users")

4.

TANRICH desires to access CWN's Chinese-language news and commentaries regarding the North American market ("CWN Content") to distribute to its users ("TANRICH Users").

BOTH parties, in consideration of premises and conditions herein, agrees as follows:

1.

License for TANRICH Content.  Subject to the terms and conditions of this Agreement, TANRICH hereby grants to CWN a non-exclusive, non-transferable, royalty-free license to use the TANRICH Content, including all information contained therein, during the Term, as follows:

A.

CWN may store and make available to users worldwide the full text of all, or any, daily, monthly, company research report or news articles contained in the TANRICH Content received from TANRICH.

B.

CWN will not permit CWN Users to redistribute any portion of the TANRICH Content without the prior written approval of TANRICH.

C.

CWN will offer TANRICH Content to CWN Users free of charge.

2.

License for CWN Content.

 Subject to the terms and conditions of this Agreement, CWN hereby grants to TANRICH a non-exclusive, non-transferable, royalty-free license to use the CWN Content, including all information contained therein, during the Term, as follows:

A.

TANRICH may store and make available to users worldwide the full text of all, or any, news articles contained in the CWN Content received from CWN.

B.

TANRICH will not permit TANRICH Users to redistribute any portion of the CWN Content without the prior written approval of CWN.

C.

TANRICH will offer CWN Content to TANRICH Users free of charge.

3.

License for TANRICH Trademark.

 TANRICH hereby grants a royalty-free, non-exclusive, world-wide license to CWN for the use of TANRICH's trademark and logo as authorized under this Agreement.

CWN shall place the TANRICH Logo and hyperlink on its site in a location acceptable to TANRICH.  In no event shall the TANRICH Logo be displayed in any manner that, in TANRICH's sole discretion, tarnishes the high quality image of TANRICH and its services.  In the event that TANRICH notifies CWN in writing, CWN shall immediately remove the TANRICH Logo from any locations on which it appears.

4.

License for CWN Trademark.  CWN hereby grants a royalty-free, non-exclusive, world-wide license to TANRICH for the use of CWN's trademark and logo as authorized under this Agreement.

TANRICH shall place the CWN Logo and hyperlink on its site in a location acceptable to CWN.  In no event shall the CWN Logo be displayed in any manner that, in CWN's sole discretion, tarnishes the high quality image of CWN and its services.  In the event that CWN notifies TANRICH in writing, TANRICH shall immediately remove the CWN Logo from any locations on which it appears.

5.

Exchange of Data.  TANRICH and CWN will exchange content by means as mutually determined.  Each party will be responsible for any computer programming or other preparation necessary to accept content provided by other party for their respective sites.

6.

Terms of Use.  All materials provided by one party and used by the other party shall bear a notice of ownership of such information.  Either party may reference the other as partner in its promotional literature.

7.

Assignment.  Neither party may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other party.

8.

Term.  The term of this Agreement shall be for a period of 6 months from the Effective Date, and will be renewed automatically for one year.  Each party CWN shall have the right to terminate this Agreement at any time upon thirty days prior written notice to the other party upon any default by the other party or other material breach of this Agreement by the other party.

9.

Notices.  All notices required by this Agreement shall be sent in writing to the following:

For TANRICH:

Tanrich Financial Management Limited

16/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong

Fax: (852) 2238-9199

Attn: K.H. Kwok, Deputy Chairman

For CWN:

ChineseWorldNet.com Inc.

Suite 510, 1199 West Pender Street, Vancouver BC, V6E 2R1, Canada

Fax: 604-488-0868

Attn: Karen Kwok, VP Business Development

10.

 Force Majeure.   Parties shall not be liable for any failure to perform any obligation hereunder, or from any delay in the performance thereof, due to causes beyond its control, including industrial disputes of whatever nature, acts of God, public enemies or of government, failure of telecommunications, system malfunctions, fire or other casualty.

11.

Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of British Columbia.

12.

Language.  This Agreement has been executed in English, and the English language version shall control notwithstanding any translations of this Agreement. All proceedings related to this Agreement shall be conducted in the English language.

13.

Severability.  If any part of this Agreement shall be held unenforceable, the remainder of this Agreement will nevertheless remain in full force and effect.

14.

Entire Agreement.

  This Agreement is a complete expression of the intent of the parties and may not be modified in any way except in writing of later date signed by the parties.  This Agreement may be signed in counterparts.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first above written.

Tanrich Financial Management Ltd.		NAI Interactive Limited (ChineseWorldNet.com Inc.)
By:	/s/ K. H. Kwok	By:	/s/ Karen Kwok
Name:	K.H. Kwok	Name:	Karen Kwok
Title:	Deputy Chairman	Title:	VP, Business Development
Date:	15 July 2004	Date:	12 July 2004

EXHIBIT 4(b) 5

CONSULTING AGREEMENT

THIS AGREEMENT is effective as of January 1, 2003.

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

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties agree as follows:

1.   Services

Goldpac offers consulting services to ChineseWorldNet.com related to corporate development, market development and technical support for the period from January 1, 2003 to December 31, 2003.

2.   Fees

Goldpac charges ChineseWorldNet.com Inc. USD 2,000 per month for the consulting services to be provided from January 1, 2003 to December 31, 2003.

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

Title: CEO & President

By GOLDPAC INVESTMENT PARTNERS LTD

Authorized Signature: /s/ Chi Cheong Liu

Name: Chi Cheong Liu

Title: Partner

EXHIBIT 4(b) 6

CONSULTING AGREEMENT

THIS AGREEMENT is effective as of January 1, 2004.

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

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties agree as follows:

1.   Services

Goldpac offers consulting services to ChineseWorldNet.com related to corporate development, market development and technical support for the period from January 1, 2004 to December 31, 2004.

2.   Fees

Goldpac charges ChineseWorldNet.com Inc. USD 2,000 per month for the consulting services to be provided from January 1, 2003 to December 31, 2004.

3.   Responsibilities of Goldpac

Goldpac's duties under this Agreement are as follows:

(iv)

Goldpac will use its best efforts to provide advice and support to ChineseWorldNet.com related to market development, corporate issues and technology building during the above said period.

(v)

Goldpac will keep ChineseWorldNet.com informed as to any problems encountered and as to any solutions found for those problems.

(vi)

Goldpac will keep all the trade information and information obtained during the course of consulting ChineseWorldNet.com intact, confidential.

4.   Responsibilities of ChineseWorldNet.com

ChineseWorldNet.com's duties under this Agreement are as follows:

(iii)

ChineseWorldNet.com will provide all the necessary information for Goldpac to perform its consulting services and without hiding of any information.

(iv)

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

Title: CEO & President

By GOLDPAC INVESTMENT PARTNERS LTD

Authorized Signature: /s/ Chi Cheong Liu

Name: Chi Cheong Liu

Title: Partner

EXHIBIT 4(b) 7

LEASE AGREEMENT

THIS LEASE made this 25 day of July, 2003.

BETWEEN:

WERTMAN DEVELOPMENT CORPORATION, a company duly incorporated under the laws of the Province of British Columbia, and having an address at #888 - 1199 West Pender St, in the City of Vancouver, in the Province of British Columbia.

hereinafter called the "Landlord"                                  OF THE FIRST PART

AND:

NAI INTERACTIVE LTD., a company duly incorporated under the laws of the Province of

British Columbia, and having an address at #520 -1199 West Pender St, in the City of

Vancouver, in the Province of British Columbia.

hereinafter called the "Tenant"

OF THE SECOND PART

WITNESSETH:

THAT in consideration of the mutual covenants and agreements hereinafter respectively reserved and contained, the parties hereto covenant and agree each with the other as follows:

DEFINITIONS

For the purpose of this Lease the following words and phrases shall have the meanings hereinafter ascribed to them:

1.01

"Lease Year" within the meaning of this Lease shall mean a period of time, the first such period commencing on the first day of the Term hereof and ending on the last day of December next following. Thereafter Lease Years shall consist of consecutive periods of 12 calendar months, provided however that the Landlord may at any time specify an annual date from which each subsequent Lease Year is to commence, and, in such event, the then current Lease Year shall terminate on the date preceding the commencement of such new Lease Year. The last Lease Year shall terminate upon the expiration or earlier determination of this Lease.

1.02             "Building" means all improvements from time to time situate upon the Lands, presently having a civic address of 1199 West Pender Street, Vancouver, British Columbia.

1.03

"Event of Default" means the happening of any event described in Article 6.08(a).

1.04             "Indemnifier" means any and all persons entering into an indemnity agreement or granting a guarantee with respect to this Lease to the benefit of the Landlord.

1.05

"Land" means all and singular that certain parcel or parcels of land described in paragraph 1 of Schedule "A" hereto.

1.06

"Landlord's Property" means the Lands and the Building.

1.07

"Lease" means this indenture, including all schedules attached hereto, as from time to time amended in writing by the parties hereto.

1.08

"Leased Premises" means that portion of the Building and Lands described in paragraph 2 of Schedule "A" hereto and outlined in colour on Schedule "B" hereto excluding any mechanical equipment areas or stairs not installed for the exclusive benefit of the Tenant and excluding any elevator shafts, flues, stacks, pipe shafts and vertical ducts and the interior half of their enclosing walls. The exterior face of the Building is expressly excluded from the Leased Premises, but the Leased Premises shall include windows, locks and doors in perimeter walls. The Leased Premises shall include all installations, fixtures and furnishings and other improvements in the Leased Premises.

1.09

"Normal Business Hours" means the hours from 6:00 am. to 6:00 p.m. Monday to Friday, inclusive, of each week.

1.10

"Rent" means all payments by the Tenant required or contemplated by this Lease, including without limiting the generality of the foregoing, amounts referred to as gross rent.

1.11

"Rentable Area", in the case of the Building, shall be calculated as if the entire building above the level designated the basement were let to tenants occupying whole floors and in the case of premises occupying a whole floor, shall include all the area within the outer Building walls, measured from the inside finish of permanent outer building walls (which shall be considered to be the inside of the window glass where present) and shall include washrooms, electrical closets and other closets within and serving that floor; in the case of premises occupying less than a whole floor, shall include all the area within the Leased Premises measured from the inside finish of permanent outer building walls (which shall be considered to be the inside of the window glass where present) to the office side of corridor walls and to the centre of partitions separating the premises from adjoining premises, to which shall be added a pro rata portion of the area of the corridors, washrooms, electrical closets and other closets within and serving that floor; but in no case shall any Rentable Area include mechanical equipment areas (unless installed for the exclusive benefit of a tenant), stairs (unless installed for the exclusive benefit of a tenant), elevator shafts, flues, stacks, pipe shafts, or vertical ducts, and their enclosing walls or any pro rata portion thereof and shall in no case include any part of the parking or truck receiving areas. The public lobby area on the main floor shall be included in the calculation of Rentable Area.

ARTICLE 2

GRANT AND TERM

2.01

DEMISE

In consideration of the rents, covenants, agreements and conditions hereinafter respectively reserved and contained, the Landlord HEREBY DEMISES AND LEASES to the Tenant the Leased Premises, commonly known as Suite 510, and having approximately Two Thousand and Nine (2009) square feet, as described in Schedule "A" and as shown on Schedule "B" attached hereto.

2.02

TERM

TO HAVE AND TO HOLD the Leased Premise for and during the term of three years (hereinafter sometimes referred to as the "Term"), commencing the first day of August, 2003 and ending the thirty -first day of July, 2006.

ARTICLE 3

3.01

GROSS RENT

Yielding and paying therefor yearly and every year during the Term unto the Landlord a gross rent in the sum of Forty-Two Thousand Dollars ($42,000.00) of lawful money---of Canada to be paid in advance in equal consecutive monthly installments of Three Thousand Five Hundred Dollars ($3500.00+ GST) commencing on the first day of August, 2003 and on the first day of each and every month thereafter until and including the Thirty-First day of July, 2006.  If the Term commences on any day other than the first or expires on any day other than the last day of a month, rent payable under this Article 3.01 for the fractions of a month at the commencement and at the end of the Term shall be adjusted pro rata on a per diem basis;

3.02

DEPOSIT

The Tenant shall pay to the Landlord on execution of this Lease by the Tenant the sum of $7000.00 (+ $490.00 GST) as a deposit to the Landlord to be applied in part to the first month's rent with the remainder to stand as security for the payment by the Tenant of any and all present and future debts and liabilities of the Tenant to the Landlord and for the performance by the Tenant of any and all its obligations arising under or in connection with this Lease. The Landlord shall repay the security deposit to the Tenant at the end of the Term or sooner termination of this Lease save only that there shall have been any Event of Default immediately before the end or sooner termination of this Lease. The Landlord may retain the security deposit and apply it in reduction of any amounts owing by the Tenant to the Landlord. It is understood that no interest shall accrue on the deposit held by the Landlord and the Landlord shall not be obliged to pay any interest to the Tenant on the deposit so held.

3.03

PLACE AND MANNER OF PAYMENT OF RENT

All Rent payable by the Tenant to the Landlord hereunder shall be:

(a)

paid when due hereunder, without prior demand therefor and without any deduction,

abatement or set-off whatsoever, at the office of the Landlord's building manager or at such other place or to such other agent or agents as the Landlord may designate from time to time to the Tenant;

(b)

applied against amounts then due and payable thereunder, in such manner as the Landlord may see fit, regardless of any designation or instructions by the Tenant to the contrary;

(c)

made by way of a series of cheques, post-dated to the respective due dates of such payments, which the Tenant shall supply to the Landlord at the commencement of each Lease Year or earlier should the Landlord so request, without prejudice to any other right of remedy of the Landlord.

shall pay all charges, impositions, costs and expenses of every nature and kind relating to the Leased Premises and to any dealings by the Tenant with this Lease and a Proportionate Share of all charges, impositions, costs and expenses of every nature and kind relating to those parties of the Landlord's Property not intended for leasing and the Tenant covenants with the Landlord accordingly.

ARTICLE 4

TENANT'S COVENANTS

The Tenant covenants and agrees with the Landlord as follows:

4.01

ELECTRICITY AND OTHER UTILITIES

(a)

The Tenant's use of electricity in the Leased Premises shall be for the operation during normal business hours of lighting and normal business machines, electrical fixtures such as typewriters and other small office machines and lamps, and shall not at any time exceed the capacity of any of the electrical conductors and equipment in or otherwise serving the Leased Premises. In order to ensure that such capacity is not exceeded, and to even the possible adverse effect upon the Building's electrical service, the Tenant shall not, without the Landlord's prior written consent in each instance, connect any additional fixtures, appliances or equipment (other than normal office electrical fixtures, lamps, typewriters and similar small office machines) to the Building's electrical distribution system or make any alteration or addition to the electric system of the Leased Premises existing at the commencement of the Term. If the Landlord grants such consent, the cost of all additional risers and other equipment required therefor shall be paid as Additional Rent by the Tenant to the Landlord upon demand. As a condition to granting such consent, the Landlord may require the Tenant to agree to an increase in the Additional Rent for electricity by an amount which will reflect the increased costs to the Landlord of the additional services to be furnished by the Landlord. The Tenant on request from time to time shall provide the Landlord with a list of all electrical appliances and business machines used in the Leased Premises. In addition, the Tenant shall pay as Additional Rent the cost of any extra electrical consumption caused by special equipment or multiple shift occupancy, which costs shall be based upon B.C. Hydro and Power Authority's estimate of consumption.

(b)

The Landlord shall have the exclusive right to clean and maintain the light fixtures and to attend to any replacement of electric light bulbs, tubes and ballasts in the Leased Premises throughout the Term, and may adopt a system of relamping and reballasting periodically on a group basis in accordance with good practice in this regard. The Tenant shall pay to the Landlord as Additional Rent the costs of such maintenance and such replacements.

(c)

In the event that there is not a separate meter for measuring the consumption of and charging for electricity or any other utility used or consumed by the Tenant in the Leased Premises, the determination of any such utilities used or consumed by the Tenant shall, at the option of the Landlord, either be by a separate meter installed by the Landlord or if the Landlord so requests by the Tenant, in each case at the expense of the Tenant, or alternatively, be so allocated by the Landlord acting reasonably.

4.02

REMOVAL OF FIXTURES

(a)

The Tenant may, so long as no Event of Default then exists, at or prior to the expiration of the Term hereby granted, take, remove and carry away from the premises hereby leased all fixtures, fittings, plant, machinery, utensils, shelving, counters, safes or other articles in the nature of trade or tenants' fixtures belonging to or brought upon the Leased Premises by the Tenant, but the Tenant shall in such removal do no damage to the Leased Premises or shall make good any damage which may be occasioned by such removal, and shall at the Landlord's option restore or replace any parts which may previously have been removed or altered by the Tenant; provided further that the Tenant shall not remove or carry away from the Leased Premises any building or any plumbing, heating or ventilating plant or equipment or other Building services.

(b)

If the Tenant fails to remove its fixtures and restore the Leased Premises as aforesaid, all such fixtures shall become the property of the Landlord except to the extent that the Landlord continues to require removal thereof pursuant to subclause (d) of this Article 4.02.

(c)

Should the Tenant abandon the Leased Premises or should this Lease be terminated before the proper expiration of the Term due to any Event of Default then, in such event, as of the happening of the Event of Default, all trade or tenants' fixtures and furnishings of the Tenant (whether or not attached in any manner to the Leased Premises) shall, except to the extent the Landlord requires the removal hereof pursuant to subclause (d) of this Article 4.02, become and be deemed to be the property of the Landlord, without indemnity to the Tenant and as additional liquidated damages in respect of such default and without prejudice to any other right or remedy of the Landlord.

(d)      Notwithstanding that any trade fixtures, furnishings, alterations, additions, improvements of fixtures are or may become the Property of the Landlord pursuant to the other provisions of this Article 4.02, the Tenant shall forthwith remove the same and shall make good any damage caused to the Leased Premises resulting from the installation or removal thereof, all at the Tenant's expense, should the Landlord so require by notice to the Tenant and whether or not the Term of this Lease has expired or otherwise been terminated.

(e)

If the Tenant, after receipt of a notice from the Landlord pursuant to subclause (d) of this Article 4.02, fails to promptly remove any trade fixtures, furnishings, alterations, additions, improvements and fixtures in accordance with such notice, then the Landlord may enter into the Leased Premises and remove therefrom all or part of such trade fixtures, furnishings, alterations, additions, improvements and fixtures without any liability and at the expense of the Tenant, which expense shall forthwith be paid by the Tenant to the Landlord.

4.03

INSURANCE

(a)

The Tenant shall during the Term, at its sole cost and expense, take out and keep in full force and effect and in the names of the Tenant, the Landlord and the mortgagees of the Landlord as their respective interests may appear, the following insurance:

(i)

fire insurance with extended coverage endorsement covering leasehold improvements made or installed by or on behalf of the Tenant in an amount equal to the full replacement value thereof,

(ii)

public liability and property damage insurance with respect to the Leased Premises and the Tenant's use of any part of the Building and which coverage shall include the activities and operations conducted by the Tenant and any other person on the Leased Premises; such policies shall be written on a comprehensive basis with limits of not less than $3,000,000 for bodily injury to any one or more persons, or property damage, and such higher limits its as the Landlord or the mortgagees of the Landlord may reasonably require from time to time, and all such policies shall contain a Severability of Interest Clause and a Cross Liability Clause; and

(iii)

such other insurance that the Landlord (or its mortgagee) may, acting reasonably, require from time to time.

(b)         All insurance shall be effected with insurers and brokers and upon terms and conditions satisfactory to the Landlord, and copies of all policies if requested by the Landlord or certificates of insurance shall be delivered to the Landlord as soon as practicable after the placing of the required insurance.

(c)

  All such policies of insurance shall contain a waiver of subrogation clause in favour of the Landlord and shall also contain a clause requiring the insurer not to cancel or change the insurance without first giving the Landlord thirty (30) days prior written notice thereof.

(d)         The Tenant agrees that if it does not provide or maintain in force such insurance, the Landlord may take out the necessary insurance and pay the premium therefor for periods of one (1) year at a time, and the Tenant shall pay to the Landlord as Additional Rent the amount of such premium immediately on demand.

(e)         In the event that both the Landlord and the Tenant have claims to be indemnified under any such insurance the indemnity shall be applied first to the settlement of the claim of the Landlord and the balance, if any, to the settlement of the claim of the Tenant.

4.04

ACTS CONFLICTING WITH INSURANCE

The Tenant shall not do or permit to be done anything or any act which may render void or voidable or conflict with the requirements of any policy or policies of insurance or reduce the coverage thereunder, including any regulations of fire insurance underwriters applicable to such policy or policies whereby the Leased Premises or the Landlord's Property are insured or which may cause any increase in premium to be paid in respect of any such policy or policies. In the event that any such policy or policies is or are cancelled by reason of any act or omission of the Tenant, the Landlord shall have the right at its option to terminate this Lease forthwith by giving notice of termination to the Tenant, and in the event that the premium to be paid in respect of any such policy or policies is increased by any act or omission of the Tenant, the Tenant shall pay to the Landlord the amount by which said premium shall be so increased forthwith on demand.

4.05

REPAIR

(a)   The Tenant covenants throughout the Term of this Lease at the Tenant's sole cost and expense, to repair the Leased Premises, and to keep the Leased Premises in good repair as a careful owner would do, including interior painting if, in the opinion of the Landlord, such painting is required, with the exception of: reasonable wear and tear to the extent only that such reasonable wear and tear is not inconsistent with the Leased Premises being kept and maintained in good order and condition generally; damage by fire, lightning, tempest and other casualty with respect to which the Landlord has received proceeds of insurance; and structural repairs to the Building.

(b)   If the Leased Premises or any equipment, appurtenances and improvements within the Leased Promises, or if the Building, the elevators, boilers, engines, heating apparatus, or other pipes, drainage pipes or other equipment or apparatus or part of the Building not located within the Leased Premises, shall be damaged, destroyed, rendered inoperable, or require replacement through negligence, carelessness or misuse by the Tenant, its servants, agents, employees or any one permitted by it to be in the Building or the Leased Premises, the expense of the necessary repairs, replacements or alterations shall be borne by the Tenant, who shall pay them to the Landlord forthwith on demand.

(c)  The Tenant shall permit the Landlord and its agents to enter and view the state of repair and condition of the Leased Premises and improvements therein; and repair according to any notice given by the Landlord to the Tenant in writing, to the extent that the Tenant is responsible for the repairs pursuant to the provisions of this Article 4.05. All repairs made by the Tenant shall be done in a good and workmanlike manner.

(d)  In this Lease "repairs" shall include replacements and renewals when necessary and painting and maintenance of all areas, and shall comply with all Municipal, Provincial and Federal regulations.

4.06

USE OF LEASED PREMISES

(a)   The Tenant covenants not to use or permit the Leased Premises or any part thereof to be used for any purposes other than the purposes for which the Leased Premises are hereby leased, namely as a business office of the Tenant.

(b)  The Tenant covenants not to do or suffer any waste or damage, disfiguration, or injury to the Leased Premises of the fixtures and equipment thereof or permit or suffer any overloading of the floors thereof, and not to place therein any safe, heavy business machine, or other heavy thing, without first obtaining the consent in writing of the Landlord.

4.07

ALTERATIONS AND INSTALLATIONS

(a)  The Tenant shall not without the prior written consent of the Landlord, which consent shall not be unreasonably withheld, make any alterations, repairs or improvements to the Leased Premises or the Building systems serving the Leased Premises. The Tenant shall submit to the Landlord detailed plans and specifications of any such work or installation when applying for consent, and the Landlord reserves the right to recover from the Tenant the reasonable cost of having its architects, agents or engineers examine such plans and specifications. The Landlord may require that any or all work to be done or materials to be supplied with respect to alterations, repairs of improvements to the Leased Premises shall be done or supplied by workmen or by contractors first approved by the Landlord, such approval not to be unreasonably withheld. All work to be done or materials to be supplied hereunder shall be at the sole cost and expense of the Tenant and shall be done and supplied and paid for in the manner and according to such terms and conditions if any, as the Landlord may prescribe. Any connections of apparatus to the electrical system other than a connection to an existing base receptacle or any connection of apparatus to the plumbing lines shall be deemed to be an alteration within the meaning of this Article 4.07(a).

(b)     Any additions to or alterations of the Leased Premises shall become part of the Landlord's Property.

(c)     The Tenant shall install or put up in the Leased Premises only such window drapes, blinds, awnings, floor coverings, wall coverings, notices or other similar things as are first approved in writing by the Landlord.

4.08

SIGNS AND ADVERTISING

The Tenant shall not paint, display, inscribe, place or affix any sign, picture, advertisement, notice, lettering or direction on any part of the outside of the Building or in the interior of the Leased Premises and visible from the outside of the Building. The Landlord may prescribe a uniform pattern of identification of signs for tenants to be placed on the outside of the doors or other entranceway leading into the Leased Premises, and other than such identification signs, the Tenant shall not paint, display, inscribe, place or affix any sign, picture, advertisement, notice, lettering or direction on the outside of the Leased Premises for exterior view without the prior written consent of the Landlord, such consent not to be unreasonably withheld, taking into account the character and construction of the Building and the Leased Premises, the nature of the Tenant's business, and the requirements of all relevant authorities. The Tenant shall remove the same at the expiration of the Term hereof, and make good all damage caused by such removal.

4.09

NO NUISANCE

The Tenant shall not at any time during the Term, use or exercise or carry on or permit or suffer to be used, or to be exercised or carried on, in or upon the Leased Premises or any part thereof any noxious or offensive art, trade, business, occupation or calling, and no act, matter or thing whatsoever shall at any time during the said Term be done in or upon the Leased Premises or any part thereof which shall or may be used or grow to the annoyance, nuisance, damage or disturbance of the occupiers or owners of the Building or adjoining land and property.

4.10               COMPLIANCE WITH LAWS

The Tenant covenants that it shall promptly, at its expense, comply with and observe the requirements of all statutes, bylaws, laws, ordinances, regulations and orders at any time in force during the Term hereof which are applicable to the Tenant or the condition, partitioning, equipment, repair, maintenance, use or occupation of the Leased Premises, including without limitation, all police, fire, and sanitary regulations and any regulation, order or requirement of any fire underwriters association or any similar body having similar functions and of any liability of fire insurance company by which the Landlord and Tenant or either of them may be insured at any time during the Term hereof, whether or not such statute, bylaw, law, regulations, ordinance or order be of a kind now existing or within the contemplation of the Landlord or the Tenant. In so doing, the Tenant shall at its expense make any necessary alterations, repairs, additions or deletions in, on or to the Leases Premises or the Landlord's Property or any parts thereof and any equipment, machinery or other facilities in, on, upon, or used in connection with or appurtenant to the Leased Premises or any part thereof. Notwithstanding the foregoing, it shall be the Landlord's responsibility to comply with and observe all such statutes, bylaws, laws, ordinances, regulations and orders which relating to the Building, except tenants' improvements in so far as they may require changes of a structural nature in the Building, except tenants' improvements, except that such changes shall be made at the expense of the Tenant if they are changes or additions required to be made in or to the Tenant's improvements or partitioning (whether above or below the ceiling tiles) whether such changes be considered structural or not, or if such changes are required by reason of the nature of the use or improvements contemplated or made by the Tenant.

4.11

INDEMNIFICATION

The Tenant covenants with the Landlord to indemnify and save harmless the Landlord from any and all payments and liabilities required to be made in respect of the Leased Premises, but not including income taxes, succession duties, inheritance taxes and similar charges personal to the Landlord, and without limiting the generality of the foregoing, shall indemnify and save harmless the Landlord from any and all liabilities, damages, costs, suits, actions and expenses arising out of:

(a)

Any breach, violation or non-performance of any covenant, condition or agreement in this Lease set forth and contained on the part of the Tenant to be fulfilled, kept, observed and performed.

(b)  Any damage to property of the Tenant, any subtenant, licences, and all persons claiming though or under him, them, or any of them, or damage to any other property howsoever occasioned by the use and occupation of the Leased Premises.

(c)   Any injury to any person or persons, including death resulting at any time therefrom, occurring in or about the Leased Premises and/or sidewalks, platforms, corridors, stairways, elevators, escalators, parking, loading or other areas adjacent to the same.

Such indemnification in respect of any such breach, violation and non-performance, damage to property, injury or death, occurring during the Term of the Lease shall survive and termination of this Lease, anything in this Lease to the contrary notwithstanding.

4.12

ENTRY BY LANDLORD

The Tenant shall permit the Landlord, its servants or agents to enter upon the Leased Premises at any time and from time to time for the purpose of inspecting and of making repairs, alterations or improvements to the Leased Premises or to the Building or systems thereof, or for the purpose of having access to the underfloor ducts, or to the access panels to mechanical shafts (which the Tenant agrees not to obstruct), or in order to check, calibrate, adjust and balance controls and other parts of the heating, ventilating and climate control system. Provided that the Landlord shall proceed under this Article 4.12 in such manner as to minimize interference with the Tenant's use and enjoyment of the Leased Premises, and the Tenant shall not be entitled to compensation for any inconvenience, nuisance or discomfort occasioned thereby. Furthermore, the Landlord, its servants or agents may at any time and from time to time enter upon the Leased Premises to remove any article or remedy any condition which in the opinion of the Landlord, reasonably arrived at, would be likely to lead to cancellation of any policy of insurance. Entry by the Landlord upon the Leased Premises or any part or parts thereof from time to time pursuant to this Article 4.12 shall not be or be deemed to be a re-entry.

4.13      ASSIGNING, SUBLETTING, PARTING WITH POSSESSION

(a)   The Tenant covenants not to assign this Lease or sublet the Leased Premises or any part thereof or permit the Leased Premises or any part thereof to be occupied by any person other than the Tenant without the prior consent in writing of the Landlord, which consent shall not be unreasonably withheld or delayed in each instance. At the time the Tenant requests the consent of the Landlord, the Tenant shall deliver to the Landlord a copy of any offer or agreement to assign or sublet or the sublease or assignment, the name, address, nature of business and the most recent financial statements (audited, if available) of the proposed assignee, subtenant or occupant and forthwith upon request such additional information, if any, as the Landlord may reasonably require (all of which is herein referred to as "required information"). Upon the receipt of such request and all the required information the Landlord may within fourteen (14) days after such receipt, cancel and terminate this Lease if the request is to assign this Lease or to sublet all of the Leased Premises or, if the request is to sublet a portion of the Leased Premises only, cancel and terminate this Lease with respect to such portion, in each case as of the date set forth in the Landlord's notice of exercise of such right, which shall be neither less than sixty (60) nor more than ninety (90) days following the service of such notice. If the Landlord should exercise such right of termination, then, except as hereinafter provided, the Tenant shall surrender the whole or the part, as the case may be, of the Leased Premises in accordance with such notice and the rent and other payments required to be made by the Tenant hereunder shall be adjusted as at the date of termination.

(b)   The Landlord's consent to any assignment may be conditional upon the assignee entering into an agreement in a form satisfactory to the Landlord to perform, observe and keep each and every covenant, condition and agreement in this Lease on the part of the Tenant to be performed, observed and kept, including payment of rent and all other sums and payments agreed to be paid or payable under this Lease on the days and at the times and in the manner specified.

(c)   In no event shall any assignment or subletting or occupancy to which the Landlord may have consented alter, release or relieve the Tenant from its obligations fully to perform all the Tenant's covenants, conditions and agreements of this Lease. The Tenant shall pay on demand the Landlord's reasonable costs incurred in connection with the Tenant's request for such consent.

(d)   If the Tenant is a private corporation and any or all of its issued shares shall be transferred by sale, assignment, bequest, inheritance, operation of law or other disposition or dispositions so as to result in a change in the control of the corporation, such change of control shall be considered an assignment of this Lease and shall be subject to the aforesaid provisions: the Tenant shall make available to the Landlord upon its request for inspection and copying, all books and records of the Tenant, any assignee or subtenant and their respective shareholders which, alone or with other data, may show the applicability or inapplicability of this section.

(e)   The Tenant shall not advertise or allow the Leased Premises or a portion thereof to be advertised as being available for assignment, sublease or otherwise without the prior written approval of the Landlord to the form and content of such advertisement, which approval shall not be unreasonably withheld, provided that no such advertising shall contain any references to the rental or the rental rate of the Leased Premises.

(f)   The Tenant shall be liable for the Landlord's costs incurred in connection with the Tenant's request for consent, including but without limiting the generality of the foregoing, the Landlord's legal expenses.

4.14

TIDY CONDITION

The Leased Premises and every part thereof shall be kept in a clean and tidy condition, and no waste paper, garbage, ashes or waste or objectionable material shall be permitted to accumulate thereon. The Tenant shall place in containers of a type approved by the Landlord all garbage and refuse, and such containers shall be deposited for pickup at such times and places as are designated in writing from time to time by the Landlord.

4.15

RULES AND REGULATIONS

The Tenant and its employees and all persons visiting or doing business with it on the Leased Premises shall be bound and shall observe the Rules and Regulations attached to this Lease as Schedule "C" and any other reasonable or amended Rules and Regulations made hereafter by the Landlord of which notice in writing shall be given to the Tenant, and all such Rules and Regulations shall be deemed to be incorporated into and form part of this Lease. Provided that nothing in this Lease contained shall be construed to impose upon the Landlord any duty or obligation to enforce the Rules and Regulations or the terms, covenants, or conditions in any other lease against any other tenant of premises in the Building, and the Landlord shall not be liable to the Tenant for violation of the same by any other tenant, its servants, employees, agents, visitors or licensees. The Landlord also has the right to suspend or cancel any or all such Rules and Regulations.

4.16

NOTICE OF ACCIDENTS

The Tenant shall notify the Landlord promptly and in writing of any accident or damage of which it becomes aware, or any defect in the Leased Premises or the Building or any part thereof including the heating, ventilating and air conditioning apparatus, water and gas pipes, telephone lines, electrical apparatus or other building services.

4.17

FIRE AND SAFETY

The Tenant acknowledges that it may be or become desirable or necessary for the Landlord to organize and coordinate arrangements within the Building for the safety of all tenants and occupants in the event of fire or similar event, and the Tenant, its employees, servants, agents and invitees shall cooperate and participate in any fire drills, evacuation drills and similar exercises as may be arranged or organized by the Landlord from time to time, and will hold the Landlord harmless from any loss, damage or injury arising therefrom.

4.18

ENERGY CONSERVATION

The Tenant shall cooperate with the Landlord in conserving energy of all types in the Building including complying at the Tenant's own cost with all reasonable request and demands of the Landlord made with a view to energy conservation; any reasonable capital expenditures made by the Landlord in an effort to promote energy conservation shall be added to Operating Costs in the Lease Year such expenditures are incurred.

4.19

CERTIFICATE

The Tenant agrees that it will at any time and from time to time, upon not less than five (5) days prior notice, execute and deliver to the Landlord a statement in writing certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the modifications and that the same is in full force and effect as modified), the amount of the annual rent and Additional Rent then being paid hereunder, the dates to which the same, by installments or otherwise, have been paid, and whether or not there is any existing default on the part of the Landlord of which the Tenant has notice and giving such other information as the Landlord may require, it being understood and agreed that any such statement delivered pursuant to this paragraph shall be addressed to (and may be relied upon by) any prospective purchaser or mortgagee of the Landlord's interest or by such other person as the Landlord may direct.

4.20

SURRENDER OF POSSESSION

The Tenant will, at the expiration or sooner determination of the Term, peaceably surrender and yield up unto the Landlord the Leased Premises with the appurtenances, together with all alterations, additions, fixtures or erections which at any time during the said Term shall be made therein or thereon in good repair and condition in accordance with the Tenant's obligations to, repair.

ARTICLE 5

LANDLORD'S COVENANTS

The Landlord covenants with the Tenant as follows:

5.01

QUIET ENJOYMENT

The Landlord covenants and agrees with the Tenant that upon the Tenant paying the Rent hereby reserved within the periods limited herein for the payment thereof, and upon the Tenant observing and performing the covenants and agreements herein contained within the periods limited for the observance and performance thereof, the Tenant shall and may peaceably possess and enjoy the Leased Premises for the Term hereby granted without any interruption or disturbance from the Landlord or any person or persons claiming by, through or under the Landlord. Provided and it is hereby agreed that in no event will the conduct of repairs, alterations, additions or renovations by the Landlord to the exterior or interior of the Leased Premises or the Building (nor construction within or upon the Building or the Leased Premises) constitute a breach of this covenant for quiet enjoyment.

5.02

REPAIR AND MAINTENANCE

Subject to other provisions hereof, the Landlord shall repair, replace and maintain the external and structural parts of the Building which do not comprise a part of the Leased Premises and are not leased to others, and equipment closets and shafts within the Leased Premises designated by the Landlord for use by it in connection with the operation and maintenance of the Building, and shall perform such repairs, replacements and maintenance in a good and workmanlike manner.

5.03

HEATING AND AIR CONDITIONING

The Landlord shall provide heating and air conditioning of the Leased Premises to an extent sufficient to maintain reasonable temperature therein during normal business hours and under normal office use, except during the making of repairs, alterations or improvements and except when prevented from so doing by strikes, the making of repairs, inspections, alterations, improvements and maintenance or any causes beyond the Landlord's reasonable control. The Tenant acknowledges that the foregoing obligation is limited to heating and air conditioning on the basis of one person to every one hundred (100) square feet of space on an open floor basis, the window shading being drawn on exterior windows during the time that such windows are exposed to the sun, all windows being kept closed, and the average consumption of electricity on the Leased Premises not exceeding four (4) watts per square foot, and is without regard to the Tenant's specific use thereof or the installation of any computers or data processing equipment. Any and all costs of adapting the air conditioning and heating systems required as a result of any alteration, change, or improvement made to the Leased Premises by the Tenant or by the Landlord on behalf of the Tenant shall be the responsibility of the Tenant and not the Landlord.

5.04

JANITOR SERVICES

The Landlord shall cause, when reasonably necessary, the floors of the Leased Premises and the common areas, if any, on the floor on which the Leased Premises are situate to be swept and cleaned, the windows washed and the desks, tables and other furniture dusted. The Landlord shall not be responsible for any act of omission or commission on the part of any person or persons employed to perform such work; such work shall be done at the Landlord's direction without any interference by the Tenant, its servants or employees.

5.05

 ELEVATORS

The Landlord shall furnish, except during the making of repairs, maintenance, alterations, improvements or inspections and except when prevented from so doing by strikes or any cause beyond the Landlord's reasonable control, passenger elevator service during normal business hours to the Tenant and its employees and those doing business with the Tenant, in common with others, provided that the Tenant and such employees and all other persons using the same shall do so at their sole risk, and under no circumstances shall the Landlord be liable for any claim or responsible for any damage or injury happening to any person while using the elevator, or occasioned to the Tenant or any other persons by any elevator or any of its appurtenances.

5.06

WASHROOMS

The Landlord shall permit the Tenant and its employees, in common with others entitled thereto, to use the washrooms in the Building on the floor or floors in which the Leased Premises are situate.

5.07

ACCESS

The Tenant and its employees and all persons lawfully requiring communication with them, shall have the use during normal business hours in common with others of the main entrance and stairways, corridors and elevators leading to the Leased Premises. At times other than during normal business hours, the Tenant and the employees of the Tenant and persons lawfully requiring communication with the Tenant shall have access to the Building and to the Leased Premises and use of the elevators only in accordance with the Rules and Regulations attached hereto as Schedule "C" or any other Rules and Regulations promulgated by the Landlord from time to time.

5.08

LIGHT FIXTURES

The Landlord shall clean and maintain the light fixtures provided by the Landlord in the Leased Premises, it being agreed by the Tenant that such cleaning and maintenance shall be performed exclusively by the Landlord or its contractors at the sole expense of the Tenant.

5.09

LANDLORD'S INSURANCE

The Landlord shall take out and keep in force during the Term insurance with respect to the Landlord's Property except for the leasehold improvements therein. The insurance to be maintained by the Landlord shall be in respect.of perils and to amounts and on terms and conditions which from time to time are insurable at a reasonable premium and which are normally insured by reasonably prudent owners of properties similar to the Landlord's Property, all as from time to time determined at reasonable intervals by insurance advisors selected by the Landlord, and whose opinion shall be conclusive. Unless and until the insurance advisors shall state that any such perils are not customarily insured against by owners of properties similar to the Landlord's Property, the perils to be insured against by the Landlord shall include, without limitation, public liability, boiler and machinery, fire and extended perils and may include at the option of the Landlord losses suffered by the Landlord in its capacity as Landlord through business interruption. The insurance to be maintained by the Landlord shall contain a waiver by the insurer of any rights of subrogation or indemnity or any other claim over to which the insurer might otherwise be entitled against the Tenant or the agents or employees of the Tenant, if such is obtainable at reasonable costs.

ARTICLE 6

MISCELLANEOUS COVENANTS

It is further hereby agreed as follows:

6.01

DISTRESS

The Landlord shall have the right to levy distress upon the goods and chattels upon the Leased Premises for Rent in arrears, and shall have the right, in case of removal by the Tenant of the goods and chattels of the Tenant from the Leased Premises, to follow and seize the same at any place to which the Tenant or any other person may have removed them, it being expressly understood and agreed by the Tenant that notwithstanding any statute, bylaw, regulation or order of any authority or government having jurisdiction, none of the goods or chattels of the Tenant at any time during the continuance of the Term shall be exempt from levy by distress for Rent in arrears, and that upon any claim being made for such exemption by the Tenant or on distress being made by the Landlord this covenant and agreement may be pleaded as an estoppel against the Tenant in any action brought to test the right to the levying upon any such goods, the Tenant waiving hereby all and every benefit of any present or future statute, bylaw, regulation or order of any government authority taking away or limiting the Landlord's right of distress.

6.02

LIENS

The Tenant shall not suffer or permit any lien under the Builders Lien Act or any like statute to be filed or registered against the Landlord's Property by reason of work, labour, services and materials supplied or claimed to have been supplied to the Tenant. If any such lien shall at any time be filed or registered, the Tenant shall procure registration of a discharge within ten (10) days after the lien has come to the notice or knowledge of the Tenant. The Tenant shall defend on behalf of the Landlord at the Tenant's sole cost and expense, any action, suit or proceeding which may be brought therein or for the enforcement of such lien, liens or orders, and the Tenant shall pay any damages and satisfy and discharge any judgments entered thereon and save harmless the Landlord from any claim or damage resulting therefrom it is further agreed that the Landlord may, but shall not be obliged to, discharge any such lien if the Tenant shall fail to do so and if in the Landlord's judgment the Landlord's Property becomes liable to any forfeiture or sale or is otherwise in jeopardy, or if the Landlord is or is likely to be adversely affected thereby and any amount paid by the Landlord in so doing, together with all reasonable costs and expenses of the Landlord in connection therewith, shall be reimbursed to the Landlord by the Tenant on demand and may be recovered as rent in arrears. Nothing herein contained shall authorize the Tenant, or imply any consent or agreement on the part of the Landlord, to subject the Landlord's Property or any estate and interest therein to any liens.

6.03

DAMAGE OR DESTRUCTION OF LEASED PREMISES

(a)   If the Leased Premises are damaged or destroyed the Rent shall abate in the proportion that the part of the Leased Premises rendered unfit for occupancy bears to the whole of the Leased Premises until the Leased Premises are rebuilt; provided that if the Leased Premises are so damaged or destroyed that in the reasonable opinion of the Landlord the Leased Premises cannot be rebuilt or made fit for the purposes of the Tenant within one hundred and twenty (120) days after the damage or destruction, the Landlord may at its option terminate this Lease by giving the Tenant within thirty (30) days of the damage or destruction notice of termination and the Tenant shall on the date specified in that notice, which shall be within sixty (60) days after delivery of the notice of termination, deliver up possession of the Leased Premises to the Landlord.

(b)  In the event of damage or destruction to the Leased Premises, the cost of which is wholly recoverable by the Landlord under a policy or policies of insurance, the Landlord shall with reasonable diligence repair the Leased Premises unless the Tenant is obligated to repair under the terms hereof or unless this Lease is terminated under Articles 6.03(a) or 6.03(c) hereof. The Tenant shall, subject to provisions respecting termination of this Lease, with reasonable diligence repair or replace leasehold improvements damaged or destroyed in the Leased Premises.

(c)  In the event that twenty-five percent (25%) or more of the Rentable Area in the Building is damaged or destroyed and if in the reasonable opinion of the Landlord the Rentable Area cannot be rebuilt or made fit for the purposes of the tenants thereof within one hundred and eighty (180) days of the damage or destruction, the Landlord may at its option terminate this Lease by giving the Tenant within thirty (30) days of the damage or destruction notice of termination and the Tenant shall with reasonable expedition, but in any event within sixty (60) days after the delivery of the notice of termination, deliver up possession of the Leased Premises to the Landlord.

(d)   The Leased Premises shall be deemed to have been rebuilt when the Landlord's architect certifies that they have been repaired, rebuilt or restored to the point where the Tenant could occupy them for the purpose of rebuilding, restoring, replacing or repairing the Tenant's Improvements; the issuance of the certificate shall not relieve the Landlord of its obligations to complete its work under Article 5.02. The Tenant shall forthwith after issuance of the certificate proceed to rebuild, restore, replace and repair the Tenant's improvements, in accordance with the provisions hereof.

6.04

LOSS AND DAMAGE

(a)

The Landlord shall not be responsible in any way for any injury to any person, or for any loss of or damage to any property belonging to the Tenant or to other occupants of the Leased Premises or to their respective invitees, licensees, agents, servants or other persons from time to time attending at the Leased Premises while such person or property is in or about the Building including without limiting the foregoing, any loss of or damage to any such person or property caused by theft or breakage, or by smoke, steam, water, ice, rain, snow or fumes which may leak, issue or flow into the Leased Premises from any part of the Landlord's Property or from the sprinkler, drainage or smoke pipes or plumbing equipment therein, or from any adjacent or neighbouring lands or premises or from any other place or quarter, or for any loss or damage caused by or attributable to the condition or arrangements of electric or other wiring or of the air conditioning equipment or caused by anything done or omitted to be done by any other tenant of premises in the Building, or by any agent, building manager, contractor or person from time to time employed by the Landlord to perform janitor services or security services in or about the Leased Premises or the Building, or for any other loss whatsoever with respect to the Leased Premises or any business carried on therein.

(b)

The Landlord shall not be responsible, and the Tenant shall not be entitled to claim abatement or diminution of Rent, for any damage whatsoever, including indirect or consequential damage or damages for personal discomfort, illness, or inconvenience of the Tenant or the Tenant's servants, clerks, employees, invitees or other persons which may be caused by reason of non-performance or partial performance of any covenants of the Landlord herein contained, including failure of heating apparatus, air conditioning equipment, elevator equipment or other equipment, facilities or systems or temporary stoppage or shutdown thereof for the purpose of effecting repairs or improvements to them or for any other reason whatever, or by reason of the failure of electric or other power or otherwise, or for the failure in the supply of electric light in the corridors, passages or stairways, or for failure to keep same lighted.

6.05

LANDLORD'S RIGHT TO DO WORK

(a)

The Landlord shall have the right to make additions, improvements, installations, alterations and repairs in and to the Leased Premises and the Landlord's Property including, without limitation, all entrances thereto and exits therefrom, and in relation to any such additions, improvements, installations, or repairs the Landlord may cause such obstructions and interference with the use or enjoyment of the Leased Premises and the Landlord's Property as may be reasonably necessary for the purposes aforesaid and may interrupt or suspend the supply of electricity, water or other services when necessary and until said additions, improvements, installations, alterations or repairs shall have been completed, and there shall be no abatement in Rent nor shall the Landlord be liable by reason thereof. All such additions, improvements, installations, alterations or repairs shall be made as expeditiously as reasonably possible. The Landlord further reserves the right at any time and from time to time to grant, modify, and terminate easements or other agreements pertaining to the use and maintenance of all or parts of the Landlord's Property.

(d)

The Landlord and any persons authorized by the Landlord shall have the right to use, install, maintain and/or repair pipes, sprinklers, wires, ducts or other installations in, under or through the Leased Premises or in connection with the supply of any services to the Leased Premises or any other premises in the Building, including without limiting the generality of the foregoing, gas, electricity, water, sanitation, telephone, heating, air conditioning and ventilation, without the same constituting a trespass or a re-entry or an eviction of the Tenant in whole or in part. Such work shall be done as expeditiously as is reasonably possible.

(e)

The Landlord and any persons authorized by the Landlord shall have the right to enter upon the Leased Premises to make such decorations, repairs, alterations, improvements or additions as it may deem advisable and the Landlord or any persons authorized by the Landlord shall be allowed to take all material into and upon the Leased Premises that may be required therefor without the same constituting a trespass or a re-entry or an eviction of the Tenant in whole or in part. The Rent hereunder shall in no way abate while such decorations, repairs, alterations, improvements or additions are being made by reason of loss or interruption of the business of the Tenant because of the prosecution of any such work. Such work shall be done as expeditiously as is reasonably possible.

6.06

LANDLORD's REPAIR AND IMPOSSIBILITY OF PERFORMANCE

(a)

If any elevator of the building or any of the boilers, engines, pipes, climate control equipment or other apparatus or any of them used for the purpose of heating or air conditioning or other climate control or for the purpose of operating any elevator, or if the water pipes, drainage pipes, electric lighting or other equipment of the Building get out of repair or become damaged or destroyed the Landlord shall have a reasonable time in which to make such repairs or replacements as may be reasonably required for the resumption of those services to the Leased Premises which it has by this Lease expressly agreed to provide, and the Tenant shall not be entitled to any abatement or diminution of Rent or compensation or damages therefor, but should any such equipment of the Building become impaired, damages of destroyed through the deliberate act or omission or the negligence of the Tenant or its employees the expense of the necessary repair shall be borne by the Tenant who shall pay the same to the Landlord upon demand as Additional Rent. Nothing in this Article 6.06(a) shall, however, obligate the Landlord to provide any services to the Leased Premises or to make any repairs not herein specifically required to be provided or made by the Landlord.

(b)

Whenever and to the extent that the Landlord shall be unable to fulfill, or shall be delayed or restricted in fulfilling any obligation hereunder in respect of the supply or provision of any service or utility or the doing of any work or the making of any repairs by reason of being unable to obtain the material, goods, equipment, service, utility or labour required to enable it to fulfill such obligation or by reason of any statute, law or order-in-council or any regulation or order passed or made pursuant thereto or by reason of the order or direction of any administrator, controller or board, or any government department or officer or other authority, or by reason of not being able to obtain any permission or authority required thereby, or by reason of any other cause beyond its control whether of the foregoing character or not, the Landlord shall be entitled to extend the time for fulfillment of such obligation by a time equal to the duration of such delay or restriction, and the Tenant shall not be entitled to compensation for any inconvenience, nuisance or discomfort thereby occasioned, or to cancel or modify this Lease.

6.07

LANDLORD MAY PERFORM COVENANTS

The parties hereto agree that it the Tenant shall fail to perform or cause to be performed each and every one of the covenants and obligations of the Tenant in this Lease contained, the Landlord, without limiting any other remedy which it may have, shall have the right at all times to enter the Leased Premises for the purpose of curing any such default of the Tenant, and no such entry for such purpose shall be deemed to work a forfeiture or termination of this Lease, and the Tenant shall permit such entry. The Landlord shall give not less than seven (7) days' notice to the Tenant of its intention to enter the Leased Premises for such purpose but may enter upon a shorter period of notice or without notice where, in the Landlord's reasonable judgment, there is real or apprehended emergency or danger to persons or property, or where any delay in remedying such default would or might materially prejudice the Landlord. For the purposes of curing the default of the Tenant under the covenants of this Lease, the Landlord may perform or cause the same to be performed and do or cause to be done such things as may be necessary or incidental thereto, (including, without limiting the foregoing, the right to make repairs, installations, erections and expend monies). The Tenant shall reimburse the Landlord upon demand for all expenses incurred by the Landlord in remedying any such default, together with interest thereon from the date incurred until paid at the rate of interest specified in Article 6.12 hereof. The Landlord shall be under no obligation to remedy any default of the Tenant, and shall not incur any liability to the Tenant or any action of omission in the course of its remedying or attempting to remedy any such default unless such act amounts to gross negligence.

6.08

DEFAULT, TERMINATION AND RE-ENTRY

(a)

The parties hereto mutually agree as follows that if and whenever:

(i)

the Tenant shall default in the payment of Rent and such default shall continue for five (5) days after notice thereat given by the Landlord to the Tenant; or

(ii)   the Tenant shall default in performing or observing any of its covenants or obligations under this Lease other than to pay Rent, and the Landlord shall have given to the Tenant notice of such default, and at the expiration of ten (10) days after the giving of such notice the default shall continue to exist or, in the case of a default which cannot with due diligence be cured within a period of (10) days, the Tenant shall have failed to proceed promptly after giving of such notice to beginning to cure the same or shall thereafter have failed to carry out the curing of the default with diligence; or

(iii)  the balance of the Term hereof or any of the goods and chattels of the Tenant or of the Indemnifier, if any, shall be seized or taken in execution or attachment; or

(iv)  the Tenant or the Indemnifier, if any, shall make an assignment for the benefit of the creditors, shall make any bulk sale, shall become bankrupt, or shall make application for relief under the provisions of any statute now or hereafter in force concerning bankrupt or insolvent debtors, or take any action whatsoever, with a view to the winding up, dissolution or liquidation of the Tenant, or the Indemnifier, if any, or if a receiver or receiver-manager is appointed for all or a portion of the property of the Tenant or of the Indemnifier, if any; or

(v)  If the Tenant abandons or attempts to abandon the Leased Premises or attempts, except in the normal course of business to remove its goods and chattels from the Leased Premises, or if the Leased Premises have become and remain vacant for a period of thirty (30) days or are used by any person other than such as are entitled to use the same hereunder or shall be used for any purpose other than that for which they were let without the prior written consent of the Landlord;

then and in any such cases the then current month's Rent together with the Rent for the  three (3) months next ensuing shall immediately become due and payable, and the Landlord may, without notice of any further legal process whatsoever forthwith re-enter upon the Leased Premises or any part thereof in the name of the whole, whereupon in addition to all other rights, the Landlord shall have the right to terminate this Lease and the Term forthwith by giving notice in writing addressed to the Tenant of its intention to do so, anything contained herein or in any statute or law to the contrary notwithstanding, provided however, that such termination shall be wholly without prejudice to the right of the Landlord to recover arrears of Rent to the date of such termination or damages for any antecedent breach of covenant on the part of the Tenant. PROVIDED FURTHER, that notwithstanding such termination, the Landlord may subsequently recover from the Tenant all losses, damages, costs (including without limitation legal costs on a solicitor client basis) and expenses whatsoever suffered by reason of the Lease having been prematurely terminated;

(b)

the Tenant agrees with the Landlord that in any of the events described in this Article 7.08(a), the Landlord, in addition to the other rights hereby reserved shall have the right to enter the Leased Premises as agent of the Tenant, either by force or otherwise, without being liable for any prosecution therefor and on notice to the Tenant to re-lease or sublet as the Tenant's agent the Leased Premises or any part or parts thereof and to receive the Rent therefor, and as agent of the Tenant to take possession of any furniture or other property on the Leased Premises and to sell the same at public or private sale without notice, and to apply the proceeds of such releasing or subletting and of such sale on account of Rent due or in satisfaction of the breach of any covenant or agreement herein contained and the Tenant shall remain liable for the deficiency, if any, together with the Landlord's reasonable expenses of retaking and reletting and conducting such sale, including legal fees as between solicitor and client, and the Landlord shall nevertheless be entitled to sue for and to recover from the Tenant Rent due for the remainder of the Term in the event the Landlord has not relet, or, if the Landlord has relet, to recover from the Tenant the difference between the amounts payable by any new Tenant of the Leased Premises or any part or parts thereof and Rent required to be paid by the Tenant pursuant to this Lease for the balance of the Term, notwithstanding in either case that the Term shall not have ceased, and the Tenant agrees to pay such amount as so determined promptly on demand.

6.09

OVERHOLDING

If, at the expiration of this Lease, the Tenant shall, without the written consent of the Landlord, hold over for any reason the tenancy of the Tenant, the Tenant thereafter shall, in the absence of written agreement to the contrary, be from month to month at a rent per month equal to the amount that is double the monthly rental payable by the Tenant in respect of the immediately preceding month under this Lease, such rent to be payable in advance on the first day of each month, and such tenancy shall be upon and subject to all the terms and conditions of this Lease, including the payment of Additional Rent, except that the tenancy shall be from month to month without any right of renewal.

6.10

LANDLORD'S SIGNS

Provided that the Landlord shall have the right, within six months from the expiration of the Term, to place upon the Leased Premises a notice of reasonable dimensions and reasonably placed so as not to interfere with the business of the Tenant, stating that the Leased Premises are for lease and further provided that the Tenant will not remove such notice or permit the same to be removed.

6.11

COLLECT OF OTHER AMOUNTS DUE

Any sums, costs, expenses or other amounts from time to time due and payable by the Tenant to the Landlord under the provisions of this Lease, whether by way of indemnity or otherwise, and whether or not expressed to be Rent or Additional Rent hereunder, may at the option of the Landlord be treated as and deemed to be Rent, in which event the Landlord will have all remedies for the collection thereof, when in arrears, as are available to the Landlord for the collection of Rent in arrears, and the Landlord shall be entitled to levy distress therefor in accordance with Article 6.01.

6.12

INTEREST ON AMOUNT IN ARREARS

When Rent shall be in arrears, the same shall bear interest from the date upon which the same was first due until paid at a rate per annum equal to the lesser of five percent (5%) per annum above the rate of interest from time to time designated by the Landlord's principal bank at the time as being its "Prime Rate" charged to borrowers at its Main Branch in Vancouver at the time, and the maximum rate allowed under the law, and the Landlord shall have all remedies for the collection of such interest as in the case of Rent in arrears, but this stipulation for interest shall not prejudice or affect any other remedies of the Landlord under this Lease.

6.13

EVIDENCE OF PAYMENTS

The Tenant shall from time to time, at the request of the Landlord, produce to the Landlord satisfactory evidence of the due payment by the Tenant of all payments required to be made by the Tenant under this Lease, except payments of Rent required to be made to the Landlord.

6.14

INSPECTION

Provided also that, during the Term, any person or persons may inspect the Leased Premises and all parts thereof at all reasonable times on producing a written order to that effect signed by the Landlord, or its agents.

6.15

SUBORDINATION

(a)

This Lease and everything herein contained is and shall be subordinate and postponed to all mortgages, including any deed of trust and mortgage securing bonds and all indentures supplemental thereto, which may now or hereafter affect the Landlord's Property and to all modifications, consolidations, replacements and extensions thereof.

(b)

The Tenant hereby covenants and agrees that it will at any time and from time to time as  required by the Landlord during the Term thereof execute promptly any confirmation of such subordination and postponement and give all further assurances reasonably required by the Landlord to evidence and effectuate this subordination and postponement of its rights and privileges hereunder to the holder or holders of any such mortgages or mortgages created after this Lease and the Tenant hereby constitutes the Landlord, the agent or attorney of the Tenant for the purpose of executing any such certificate and of making application at any time and from time to time to register postponements of this Lease in favour of any such charge or charges in order to give effect to the foregoing.

(c)

The Tenant if requested by any mortgagee (including any trustee under or deed of trust) shall attorn to such person as a tenant upon all the terms of this Lease.

6.16

DIRECTORY BOARD

The Tenant shall be entitled to have its narne shown upon the directory board in the Building at the Tenant's expense, but the Landlord shall in its sole discretion design the style of such identification and allocate the space on the directory board for each tenant.

6.17

ENVIRONMENTAL LAW - HAZARDOUS WASTE

(a)

Without limiting any other provision of the Lease, the Tenant agrees to comply in all respect with all laws, ordinances, rules and regulations relating to the storage, transport, use of disposal of toxic and hazardous material (hereinafter called "Hazardous Substance"), including specifically without limitation, the Canadian Environmental Protection Act, the Clean Air Act and the Work Place Hazardous Materials information system legislations and the successor statutes. The Tenant agrees to indemnify and hold the Landlord harmless from and against any and all claims, losses, costs, damages, liabilities, civil fines and penalties, criminal fines and penalties, expenses (including solicitor's fees), cleanup costs or other injury resulting from or arising out of the Tenant's (including employees, contractors and agents) failure to comply with the foregoing sentence. The Tenant agrees to post and keep posted in a prominent location of the working area of the Leased Premises any memorandum or bulletin from the Landlord concerning Hazardous Substances. The foregoing indemnity shall survive the termination of the Lease, any subsequent renewal and shall continue until the applicable statute of limitation runs out.

(b)

The Tenant shall not cause or permit any Hazardous Substance, as defined or declared to be such pursuant to any environmental laws, to be brought upon, kept or used in or about the Leased Premises or any part thereof without the prior written consent of the Landlord, which consent shall not be unreasonably withheld if the Tenant demonstrates to the Landlord's reasonably satisfaction that the Hazardous Substance is reasonably necessary for the Tenant's permitted use of the Leased Premises and that it will be used, kept, stored and disposed of in a manner that complies with all Environmental Laws regulating the Hazardous Substance.

(c)

The Tenant shall at the Tenant's own expense comply with all environmental laws regulating the manufacture, use, storage, transportation and disposal of Hazardous Substances and shall make, obtain and deliver all reports and studies required by any authority.

(d)

The Landlord may at any time and from time to time inspect the Leased premises and the Tenant's records of the purpose of identifying the existence, nature and extent of any Hazardous Substance on the Leased Premises and the Tenant's use, storage and disposal of any Hazardous Substance, and the Tenant agrees to co-operate with the Landlord in its performance of such inspection. If the Landlord, acting reasonably, determines following any such inspection that further testing or investigation is required in order to monitor the Tenant's compliance with any environmental laws, or may arrange for such testing or investigation itself, in which case the Landlord's cost of any such testing or investigation shall be paid for by the Tenant to the Landlord as Additional Rent forthwith upon demand therefore.

(e)

If any authority shall require the cleanup of any Hazardous Substance held, released, spilled, abandoned or placed upon the Leased Premises or released into the environment by the Tenant in the course of the Tenant's business or as a result of the Tenant's use or occupancy of the Leased Premises, then the Tenant shall at its own expense, prepare all necessary studies, plans and proposals and submit the same for approval, provide all bonds and other security required by the authorities and carry out and complete the work required, provide to the Landlord full information with respect to proposed plans and  status from time to time of its cleanup work and comply with the Landlord's requirements with respect to such plans.

(f)

If the Tenant creates or brings to the Leased Premises any Hazardous Substance or if the conduct of the Tenant's business shall cause there to be any Hazardous Substance at the Leased Premises then, notwithstanding any provision in this Lease or rule of law to the contrary, such Hazardous Substance shall be and remain the sole and exclusive property of the Tenant and shall not become the property of the Landlord notwithstanding the degree of affixation to the Leased Premises of the Hazardous Substance or the goods containing the Hazardous Substance, and notwithstanding the expiry or early termination of the Lease.

(g)        Upon the expiration or early termination of the Term, the Tenant at its sole expenses shall remove and dispose of all Hazardous Substances and all storage tanks and other container therefore in accordance with all environmental laws to the extent required by the Landlord, and to the extent that such removal and disposal involves any excavation work at the Leased Premises, the Tenant shall restore the Leased Premises to the same grade level as immediately prior to excavation, using only clean uncontaminated soil or other material satisfactory to the Landlord.

6.18

RELOCATION OF TENANT

At any time after the entering into of this Lease, the Landlord may substitute for the Leased Premises, other premises in the Building (the "New Premises"), in which event the New Premises shall be deemed to be the Leased Premises for all purposes under this Lease, provided that the New Premises shall be similar to the Leased Premises in area and configuration; the substitution shall be made in order to lease the Leased Premises to a tenant of the Building who then occupies, or as a result of such substitution will occupy, all or a substantial part of the floor of the building on which the Leased Premises are located; if the Tenant is then occupying the Leased Premises, the Landlord shall pay the actual and reasonable expenses of physically moving the Tenant, its property and equipment to the New Premises, the Landlord shall give the Tenant not less than thirty (30) days' prior written notice of such substitution, and the Landlord, at its expense, shall improve the New Premises with improvements substantially similar to those in the Leased Premises at the time of such substitution, if the Leased Premises are then improved.

6.19

INDEMNIFIER'S OBLIGATIONS

The obligations of the Indemnifier, if any, shall be as set out in Schedule "E".

ARTICLE 7

GENERAL PROVISIONS

7.01

LEASE ENTIRE AGREEMENT

The Tenant acknowledges that there are no covenants, representations, warranties, agreements or conditions, express or implied, relating to this Lease or the Leased Premises save as expressly set out in this Lease, and that this Lease, including the Schedules attached and the Rules and Regulations, constitutes the entire agreement between the Landlord and the Tenant and may not be modified in any way except by subsequent agreement in writing executed by the Landlord and the Tenant; the Landlord's janitors, superintendents and/or agents are not authorized to amend this Lease and any representations, alterations, amendments or qualifications made by the Landlord's janitors, superintendents and/or agents (unless such agents are specifically authorized) shall be null and void.

7.02

NON-WAIVER AND CONDONING

(a)

No act of the Landlord, other than an express waiver in writing, shall constitute a waiver of any rights of the Landlord, notwithstanding any principle of law or equity. Further, no condoning, excusing or overlooking by the Landlord of any default, breach or non-observance by the Tenant at any time or times in respect of any covenant, proviso or condition herein contained shall operate as a waiver of the Landlord's rights hereunder in respect of any continuing or subsequent default, breach or non-observance or of any other Event of Default, or so as to defeat or affect in any way the rights of the Landlord herein in respect of any such continuing or subsequent default, breach, non-observance or Event of Default. All rights and remedies of the Landlord in this Lease contained shall be cumulative and not alternative.

(b)

The acceptance of Rent from or the performance of any obligation hereunder by a person other than the Tenant shall not be construed as an admission by the Landlord of any right, title or interest of such person as a sub-tenant, assignee, transferee or otherwise in the place and stead of the Tenant.

(c)

The acceptance by the Landlord as a part payment of any sums required to be paid hereunder shall not constitute waiver or release of the right of the Landlord to payment in full of such sums.

7.03

TRANSFER BY LANDLORD

In the event of a sale, transfer or lease by the Landlord of the Landlord's Property or of the Building or a portion thereof containing the Leased Premises, or in the event of the assignment by the Landlord of this Lease or any interest of the Landlord hereunder, the Landlord shall, without further written agreement, to the extent that such purchaser, transferee or lessee agrees to be or becomes bound by the covenants and obligations of the Landlord hereunder, be automatically freed, released and relieved of all liability or obligations under this Lease.

7.04

REGISTRATION

The Tenant covenants and agrees that the Landlord shall not be obliged to execute or deliver this Lease in form registrable under the Land Title Act of British Columbia, and that the Tenant will not register or record this Lease against the title to the Lands unless and until so requested by the Landlord. The costs of any registration evidencing this Lease shall be paid by the Tenant.

7.05

BROKERAGE COMMISSIONS

Any brokerage commissions arising from an act of the Tenant with respect to this Lease including renewal costs shall be borne exclusively by the Tenant and the Tenant shall indemnify and save harmless the Landlord from any and all claims with respect thereto.

7.06

NOTICES

Any notice, request or demand herein provided for or given hereunder, it given by the Tenant to the Landlord, shall be sufficiently given if delivered to an officer of the Landlord's agent Realacorp Management Ltd. or if mailed by prepaid mail as follows:

Realacorp Management Ltd.

Suite 101 - 1667 West Broadway

Vancouver, B.C. VW 4WI

Any notice herein provided for or given hereunder if given by the Landlord to the Tenant, shall be sufficiently given if delivered personally to an employee of the Tenant at the Leased Premises or if mailed by prepaid mail as follows:

Either the Landlord or the Tenant may at any time give notice in writing to the other of any change of address of the party giving such notice, or any additional person to whom notices shall be given, and from and after the giving of such notice the address therein specified shall be deemed to be the address of such party and persons for the giving of such notices thereafter, and the Landlord may at any time appoint a new agent.

7.07

ARBITRATION

Where arbitration is called for under the terms hereof, the Landlord and the Tenant agree to submit such matters to arbitration in the following manner:

(a)

the Landlord and Tenant shall each appoint one (1) arbitrator and both such arbitrators shall be appointed within fifteen (15) days of the date of the notice of such appointment being given by one party to the other;

(b)  the two (2) arbitrators so appointed shall, within fifteen (15) days of the date of the appointment of the last appointed arbitrator agree upon and appoint a third arbitrator;

(c)  the three (3) arbitrators shall, within thirty (30) days of the appointment of the third arbitrator, reach a decision and notify the Landlord and Tenant thereof;

(d)  the decision of the majority of the three (3) arbitrators shall be binding upon the Landlord and Tenant;

(e)  if the Landlord or the Tenant fails to appoint an arbitrator within the time limit in paragraph (a) above, the arbitrator appointed by one of them shall reach a decision, notify the Landlord and Tenant thereof, and his decision shall be binding upon the Landlord and Tenant.

(f)  if the two arbitrators fail to agree upon and appoint a third arbitrator, both arbitrators shall be dismissed and the matter to be decided shall forthwith be submitted to arbitration under the provisions of the Commercial Arbitration Act of the Province of British Columbia, or any similar Act and any statutory modification or re-enactment thereof,

(g)  the cost of the arbitration shall be borne equally by the parties.

7.08

CONSTRUED COVENANTS, SEVERABILITY

All of the provisions of this Lease are to be construed as covenants and agreements as though the words importing such covenants and agreements were used in each separate paragraph hereof. Should any provisions of this Lease be illegal or not enforceable they shall be considered separate and severable from the Lease and its remaining provisions shall remain in force and be binding upon the parties hereto as though the said provisions had never been included.

7.09

INDEX, HEADINGS

The headings to the Articles and clauses in this Lease have been inserted as a matter of convenience and for reference only and in no way define, limit or enlarge the scope or meaning of this Lease or any provision hereof.

7.10

EXTENDED MEANINGS

In this Lease, unless the context otherwise requires, the word "Tenant" shall be deemed to include and mean each and every person or party mentioned as a Tenant herein, be the same one or more, and if there shall be more than one Tenant, their obligations hereunder shall be joint and several and any notice required or permitted by terms of this Lease may be given by or to any one of them, and shall have the same force and effect as if given by or to all of them. Any reference to Tenant shall also include, where the context allows, the servants, employees, agents, invitees and licensees of the Tenant and all others over whom the Tenant might reasonably be expected to exercise control. Wherever the word "Landlord" is used in this Lease it shall be deemed to include the Landlord and its duly authorized representatives. The words "here", "hereof', "herein", "hereby", "hereto", "hereunder", "hereinafter" and similar expressions used in this Lease relate to the whole of this Lease and not to any particular Article, subsection or schedule unless otherwise expressly provided. Whenever the singular or masculine or neuter is used in this Lease, the same shall be construed to mean the plural or feminine or body corporate, and vice versa, where the context of this Lease of the parties hereto may so require.

7.11

SUCCESSOR BOUND

This Lease and everything herein contained shall enure to the benefit of and be binding upon the heirs, executors, administrators, successors and other legal representatives, as the case may be, of each of the parties hereto. No rights shall enure to the benefit of any assignee of the Tenant unless the assignment to such assignee has been approved by the Landlord as provided in Article 4.17.

7.12

TIME OF ESSENCE

Time shall be of the essence of this Lease.

7.13

GOVERNING LAW

This Lease shall be governed by and construed in accordance with the laws of the Province of British Columbia.

7.14

GOVERNMENTAL APPROVALS

The Tenant represents that it may carry on its business in the Leases Premises and that it has obtained all necessary permits, licences and approvals required to permit it to do so.

7.15

FEDERAL SALES TAX

Notwithstanding any other provisions of this Lease to the contrary, the Tenant shall pay to the Landlord an amount equal to any and all goods and services taxes, sales taxes, value added taxes, or any other taxes imposed on the Landlord with respect to rents, additional rents or any other amounts payable by the Tenant to the Landlord under this Lease, whether characterized as a goods and services tax, sales tax, value added tax or otherwise (herein called "Sales Taxes"), it being the intention of the parties that the Landlord shall be fully reimbursed by the Tenant with respect to any and all Sales Taxes payable by the Landlord. The amount of such Sales Taxes so payable by the Tenant shall be calculated by the Landlord in accordance with the applicable legislation and shall be paid to the Landlord at the same time as the amounts to which such Sales Taxes apply are payable to the Landlord under the terms of this Lease or upon demand at such other time or times as the Landlord from time to time determines. Notwithstanding any other provision in this Lease to the contrary, the amount payable by the Tenant under this paragraph shall be deemed not to be rent or additional rent, but the Landlord shall have all of the same remedies for and rights of recovery of such amount as it has for recovery of rent under this Lease.

IN WITNESS WHEREOF the parties hereto have executed this Lease.

Signed Sealed & Delivered by

WERTMAN DEVELOPMENT CORPORATION

in the presence of

____________________________________
Witness

____________________________________
Address

____________________________________

____________________________________

Occupation                                                                                       _________________________________

Per: Wertman Development Corporation

Signed Sealed & Delivered by

NAI INTERACTIVE LTD.

in the presence of

____________________________________
Name

____________________________________                                  /s/ Kelvin Fu Szeto_________________
Address

____________________________________

____________________________________                                    _________________________________
Occupation

SCHEDULE "A"

TO A LEASE BETWEEN WERTMAN DEVELOPMENT CORPORATION

AND N.A.I. INTERACTIVE LTD.

1.

 "Land" comprises that certain parcel or tract of land and premises situate in the City of Vancouver, British Columbia, more particularly known and described as:

Firstly:

Subdivisions "C", "D" and "E", except part in each Subdivision included in

Explanatory Plan 5088, now road, and

Secondly:

Subdivisions "A" and "B"

                   all of:  Lots 12 and 13, Block 15

District Lot 185

Plan 1157

2.

"Leased Premises" are

(i)

those parts of the Building located on the floor designated the 5th floor and as shown outlined in colour on the plan attached hereto as Schedule "B" which for the purposes of this Lease shall be deemed to have a Rentable Area of -Two Thousand and Nine (2009) square feet,

SCHIEDULE "B"

"Land" comprises that certain parcel or tract of land and premises situate in the City of Vancouver, British Columbia, more particularly known and described as:

Firstly:    Subdivisions "C", "D" and "E" except part in each Subdivision included in Explanatory Plan 5088, now road, and

Secondly: Subdivisions "A" and "B"

all of: Lots 12 and 13, Block 15

District Lot 185

Plan 1157

SCHEDULE "C"

RULES AND REGULATIONS

1.

The Tenant shall not permit any cooking or the heating of food in the Leased Premises nor the use of any electrical apparatus likely to cause an overloading of electrical circuits.

2.

The sidewalks, entries, passages, elevators and staircases shall not be obstructed or used by the Tenant, his agents, servants, contractors, invitees or employees for any purpose other than ingress to and egress from the Leased Premises.

3.

The Tenant, his agents, servants, contractors, invitees or employees shall not bring in or take out, position, construct, install or move any safe, or other heavy office equipment or facility without first obtaining the consent in writing of the Landlord. All damage done to the Building by moving or using any such heavy equipment or other office equipment or furniture shall be repaired at the expense of the Tenant. The moving of all heavy equipment or other office equipment or furniture shall occur only between 6:00 p.m. and the following 8:00 a.m. or any other time consented to by the Landlord. No freight or bulky matter of any description will be received into the Building or carried in the elevators, except during hours approved by the Landlord.

4.

All persons entering and leaving the Building at anytime other than during Normal Business Hours being 6:00 a.m. to 6:00 p.m. on Mondays to Fridays inclusive, of each week, shall if requested register in the books kept by the Landlord at or near the night entrance and the Landlord will have the right to prevent any person from entering or leaving the Building unless provided with a key to the premises to which such person seeks entrance and/or a pass in a form approved by the Landlord.

5.

The Tenant shall not place or cause to be placed any additional locks upon any doors of the Leased Premises without the approval of the Landlord and subject to any conditions imposed by the Landlord. Additional keys may be obtained from the Landlord at the cost of the Tenant.

6.

The water closets and other water apparatus shall not be used for any purpose other than those for which they were constructed. Any damage resulting from misuse shall be borne by the Tenant by whom or by whose agents, servants, or employees the same is caused. Tenants shall not let the water run unless it is in actual use, and shall not deface or mark any part of the Building, or drive nails, spikes, hooks or screws into the walls or woodwork of the Building.

7.

No one shall use the Leased Premises for sleeping apartments or residential purposes.

8.

The Tenant shall permit window cleaners to clean the windows of the Leased Premises during normal business hours.

9.

No noise caused by any instrument or other device, or otherwise, which may disturb other tenants of the Building shall be permitted.

10.

The Landlord will have the care of all heating and air-conditioning apparatus.

11.

The Tenant, when closing the Leased Premises day or evening, shall close and lock all doors and windows.

12.

The Tenant shall not do or permit anything to be done in or upon the Leased Premises or bring or keep anything therein which will in any way conflict with the laws relating to fire or with the regulations of the Fire Department or the Health Department, or with any of the rules of the City in which the Leased Premises are located.

13.

The Tenant shall not suffer any accumulation of useless property or rubbish in the Leased Premises. No animals shall be kept in or about the Leased Premises.

14.

The Tenant shall give the Landlord prompt notice of any accident to or any detect in the plumbing, heating, air-conditioning ventilating, mechanical or electrical apparatus or any other part of the Building.

15.

The parking of automobiles shall be subject to the charges and the regulations of the Landlord. The Landlord shall not be responsible for damage to or theft of any car, its accessories or contents.

16.

If the Tenant desires any electrical or communications wiring, the Landlord reserves the right to direct qualified persons as to where and how the wires are to be introduced, and without such directions no borings or cutting for wires shall take place. No other wires or pipes of any kind shall be introduced without the prior written consent of the Landlord.

17.

The Tenant shall keep the sun drapes (if any) or Venetian blinds in a closed position at all times at windows which are exposed to the sun. The Tenant shall not interfere with or obstruct any perimeter heating, air conditioning or ventilating units.

18.

The Tenant shall take care of the rugs and drapes (if any) which it installs in the Building and shall arrange for the carrying-out of regular spot cleaning and shampooing of the said carpets and any cleaning of the said drapes in a manner acceptable to the Landlord.

SCHEDULE "D"

SPECIAL PROVISIONS

LANDLORD'S WORK

(a)

Install two doors for large room on north-west cornet of suite

(b)

Replace all defective ceiling tiles

(c)

Improve airflow to the storage room

(d)

Clean and shampoo the carpet

(e)

Finish all works e.g. a.] the dividers of all rooms, b] covers of all heading base boards

(f)

Give tenant one month of free rent excluding GST

EXHIBIT 4(b) 7

EXCHANGE AGREEMENT ("AGREEMENT")

THIS AGREEMENT is made as of this 1 day of April 2004 by and between:

CHINESEWORLDNET.COM INC., a company incorporated in Cayman Islands and whose registered office is at The Huntlaw Building, Fort Street, George Town, P.O. Box 1350 GT, Grand Cayman, Cayman Islands (hereinafter referred to as "CWN Inc")

and

MARRICK INVESTMENTS LIMITED, a direct wholly owned subsidiary of IT Star Ltd, with registered office at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands ("hereafter referred to as "Marrick")

IT IS HEREBY AGREED BY AND BETWEEN THE PARTIES as follows:

(A)

Marrick and CWN Inc., as the remaining shareholders of Technology City Holdings Ltd., a company incorporated in the British Virgin Islands and whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (hereafter referred to as "TCH"), agrees to restructure remaining assets of TCH into CWN Inc's subsidiary Chineseworldnet.com (Hong Kong) Limited.

The assets of TCH will be transferred including cash in the amount of HK$540,000 and website software & equipment with a Net Book Value of HK$185,810.54 at Dec 2003, as listed in Schedule A, to Chineseworldnet.com (Hong Kong) Ltd.

(B)

In consideration for the above, CWN Inc. agrees to issue shares in CWN Inc. in the amount of 200,000 shares at the par value of US $0.001 per share, with one vote for each share, to Marrick, or its nominated entity.  Marrick will nominate its sister company, Datacom Venture Limited, with registered address at Pasea Estate, Road Town, Tortola, British Virgin Islands, to hold shares.  Therefore, CWN Inc. will transfer shares to Datacom Venture Limited.

(C)

The date of transfer assets and shares mentioned in (A) and (B) shall be April 15th, 2004.

(D)

 This Agreement shall be governed by and construed and enforced in accordance with the Laws of Canada.

(E)

Any dispute, controversy or claim arising out of or in relation to this Agreement or the breach, termination or invalidity thereof, if the same cannot be settled amicably among the Parties concerned, shall be settled by binding arbitration in accordance with the Laws of Canada.

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

SIGNED by Joe Tai for and on behalf of ChineseWorldNet.com Inc.

/s/ Joe Tai

/s/ Karen Kwok

Signature

Witness: Karen Kwok

SIGNED by Vincent Cheng for and on behalf of Marrick Investments Ltd.

/s/ Vincent Cheng

/s/ Chan Wai

Signature

Witness: Chan Wai

SCHEDULE A

LIST OF FIXED ASSET REGISTER - WEBSITE SOFTWARE DEC 2003

Date of Pur	DESCRIPTION	Cost	YTD Acc. Dep'n	N.B.V	Useful Life	Up to 2003 Workings	Status
		HK$	HK$	HK$
29-Dec-1999	Daystock homepage design	35,000	28,000	7,000	60	48	Dormant
7-Apr-2000	Website conversion	95,000	71,250	23,750	60	45	Dormant
7-Aug-2000	1st PhaseWeb-Site development-Daystock	107,800	73,663	34,137	60	41	Dormant
28-Sep-2000	2nd PhaseWeb-Site development-Daystock	100,000	66,667	33,333	60	40	Dormant
31-Oct-2000	Moneyq WAP site development	5,000	3,250	1,750	60	39	Dormant
7-Dec-2000	3rd PhaseWeb-Site development-Daystock	100,000	61,667	38,333	60	37	Dormant
7-Dec-2000	Membership programm design	38,000	23,433	14,567	60	37	Dormant
					60
		480,800	327,930	152,870

LIST OF FIXED ASSET REGISTER - EQUIPMENT DEC 2003
Date of Pur.	Description	Cost	YTD Acc. Dep'n	N.B.V	Useful Life	Up to 2003 Workings	Location
		HK$	HK$	HK$
15-Dec-1999	Compaq Proliant 800 PIII (server)	26,580	21,264	5,316	60	48	Cyberport
15-Dec-1999	Compaq Proliant 800 PIII (server)	31,500	25,200	6,300	60	48	Cyberport
3-Mar-2000	Kodak Digital Camera	4,780	3,665	1,115	60	46	Wah Kit 16/F
17-May-2000	Celeron 500 Computer	8,950	6,414	2,536	60	43	Wah Kit 8/F
17-May-2000	Celeron 500 Computer	8,950	6,414	2,536	60	43	Wah Kit 8/F
30-Jun-2000	Eagle Tee Chinese Pocket PC	4,900	3,430	1,470	60	42	Wah Kit 16/F
28-Sep-2000	PIII 733Mhz Computer (server)	24,756	16,091	8,665	60	39	Cyberport
30-Sep-2000	Sony MD Walkman	2,289	1,488	801	60	39	Wah Kit 16/F
13-Jan-2002	Sharp F0785 fax machine	1,580	606	974	60	23	Wah Kit 16/F
		114,285	81,344	32,941

***Depreciation has been calculated at the rate of 20% per annum on a straight line method

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

4.

The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5.

The company's registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

a.

All significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated _November 24, 2004

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

4.

The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5.

The company's registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

a.

All significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: November 24, 2004

/s/ Kelvin Fu Szeto

Kelvin Fu Szeto

Chief Operating Officer & Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ChineseWorldNet.com, Inc. (the "Company") on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joe Kin Foon Tai, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: November 24, 2004

/s/ Joe Kin Foon Tai

Joe Kin Foon Tai

Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ChineseWorldNet.com, Inc. (the "Company") on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kelvin Fu Szeto, acting Chief Operating Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: November 24, 2004

/s/ Kelvin Fu Szeto

Kelvin Fu Szeto

Chief Operating Officer & Chief Financial Officer