Form 20-F
CHINESEWORLDNET COM INC
filed 2005-06-30
CIK 1145898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

[	] Yes	[ X	] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ X	] Item 17	[	] Item 18

ITEM 18.	FINANCIAL STATEMENTS	47

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS	47

AGREEMENT		1

ON-LINE CONTENT PARTNERSHIP AGREEMENT		1

LEASE AGREEMENT		1

RULES AND REGULATIONS		24

SPECIAL PROVISIONS		26

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Except as the context otherwise requires, all references in this Annual Report on Form 20-F to “we,” “us,” “our,” “CWN” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI-Interactive Ltd., a company incorporated under the laws of British Columbia (“NAI”) and ChineseWorldNet.com (HK) Ltd. a company incorporated under the laws of Hong Kong (“CWNHK”).  Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars.  All monetary amounts contained in this Annual Report are in United States dollars unless otherwise indicated.

Our registered and executive office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands. Our North American office and principal place of business is located at Suite 510 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. We moved to our current offices in August 2003.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of December 31, 2004 unless otherwise indicated.

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

These forward-looking statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from our historical results, as well as those expressed in, anticipated or implied by these forward-looking statements. These factors include, but are not limited to, the fact that we are a development stage, Internet based provider of news and information on small and micro-cap public companies, will need additional financing to develop our activities and may be subject to certain technological and risks doing business in the People's Republic of China (the "PRC"). These and other factors are set forth in more detail in the Section entitled "Risk Factors" at Item 3 and "Operating and Financial Review and Prospects" at Item 5, as well as elsewhere in this Report. We do not undertake any obligation to revise or update these forward-looking statements to reflect any future events or circumstances.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Report on Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 (the "Exchange Act") and, as such, there is no requirement to provide any information under this item.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The following table sets forth selected consolidated financial information which has been derived from our consolidated financial statements prepared in accordance with US GAAP for our most recently completed fiscal periods consisting of the years ended December 31, 2004, 2003, 2002 and 2001 and the period from January 12, 2000 through December 31, 2000.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Results of Operations” under “Item 5 – Operating and Financial Review and Prospects.”

	Year ended December 31,				Eleven Months Ended December 31
	2004	2003	2002	2001	2000
Income Statement:
Operating revenues	$487,710	$247,293	$234,716	$338,237	$320,548
Operating loss before income taxes	(95,946)	(163,313)	(367,690)	(191,140)	(337,839)
Net loss	(95,946)	(163,313)	(367,690)	(191,140)	(336,867)
Loss per share (basic and diluted)	(0.01)	(0.02)	(0.05)	(0.02)	(0.06)
Common shares outstanding	8,004,384	8,000,000	8,000,000	7,808,219	6,000,000

Consolidated Balance Sheet:
Total assets	336,623	329,949	356,864	708,088	863,509
Equipment	22,421	23,272	24,620	30,078	27,842
Total liabilities	119,766	239,843	112,378	97,293	97,764
Stockholders' equity	66,857	90,106	244,486	610,795	765,745

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

D.         Risk Factors

The following discussion in this Annual Report on Form 20-F contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed under the captions "Item 3 - Information on the Company" and "Item 5- Operating and Financial Review and Prospects" as well as those discussed elsewhere in this Report. In evaluating our business, prospects and results of operations, readers should carefully consider the following factors in addition to other information presented in this Report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations. See "Cautionary Notice Regarding Forward Looking Statements" above.

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

We may not be able to successfully implement our growth strategies.

We are pursuing a number of growth strategies, which will require us to expand our data and information content and service offerings through internal development efforts.  We will also seek partnerships, and potentially joint ventures and acquisitions with providers of financial products and services to customers in North America and Asia to implement our growth strategies. Some of these strategies relate to new service offerings for which there are no established markets in North America or the PRC, or relate to service offerings in which we lack experience and expertise. We cannot assure you that we will be able to deliver new service offerings on a commercially viable basis or in a timely manner, or at all.

In addition to our premium subscription-based service offerings, we also intend to increase our online banner advertising revenue from our website by increasing the number of sponsors for some of our website content. Our current online advertising business has been limited and, to date, we do not have significant experience with selling Internet-based banner advertising. In addition, we intend to increase revenues through NAI’s investment seminars and conferences. In order to successfully implement our growth strategies, we would need to hire additional employees and incur costs relating to any efforts to increase our advertising revenues and investment seminar and conference revenues, which could adversely affect our financial condition and operating results. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies by offering premium subscription services, advertising, and seminars. If we are unable to successfully implement our growth strategies, our revenue and profitability will not grow as we expect, if at all, and our competitiveness may be materially and adversely affected.

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

In the past, we have experienced spikes in traffic on our websites when there have been important financial news events. Accordingly, our websites must accommodate a high volume of traffic, often at unexpected times. Although we have upgraded and continue to improve our systems, our websites have in the past, and may in the future, experience publishing problems, slower response times than usual or other problems for a variety of reasons. These occurrences could cause our readers to perceive our websites as not functioning properly and, therefore, cause them to use other methods to obtain their financial news and information. In such a case, our business, results of operations and financial condition could be materially adversely affected.

Our business could be materially and adversely affected if we fail to develop or introduce new features and new research tools.

We currently offer to our premium subscribers a small number of personalized service packages with different features and functionalities. If we introduce a new feature or a new research tool that is not favorably received, our current premium subscribers may not continue to use our service as frequently as before. New subscribers could also choose a competitive or different service offering over ours. We may also experience difficulties that could delay or prevent us from introducing new research tools or features. Furthermore, these research tools or features may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these research tools or features to correct these errors. Our business could be materially and adversely affected if we experience difficulties or delays in introducing new features and research tools or if these new features and research tools are not accepted by users.

A failure to establish and maintain strategic relationships with other companies could decrease our subscriber and reader base which may harm our business

We depend on establishing and maintaining content syndication and headline indexing relationships with high-traffic websites for a portion of our current subscriber and reader base. There is intense competition for relationships with these firms and placement on these sites, and we may have to pay significant fees to establish additional content syndication and headline indexing relationships or maintain existing relationships in the future. We may be unable to enter into or successfully renew relationships with these firms or sites on commercially reasonable terms. These relationships may not attract significant numbers of subscribers or readers.

Many companies that we may approach for a strategic relationship or who already have strategic relationships with us also provide financial news and information from other sources. As a result, these companies may be reluctant to enter into or maintain strategic relationships with us. Our business, results of operations and financial condition could be materially adversely affected if we do not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in an increase in the number of subscribers or readers of our websites.

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

The web-based information market is new and rapidly evolving. Our business would be materially adversely affected if web usage does not continue to grow or grows slowly. Web usage may be inhibited for a number of reasons beyond our control, such as:

•	inadequate network infrastructure;
•	security and privacy concerns;
•	inconsistent quality of service; and
•	unavailability of cost-effective, high-speed access to the Internet.

Our readers depend on Internet service providers, online service providers and other website operators for access to our websites. Many of these companies providing such services have filed for bankruptcy. Many have experienced significant service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to our systems. These occurrences could cause our readers to perceive the web in general or our websites in particular as an unreliable medium and, therefore, cause them to use other media to obtain their financial news and information. We also depend on a number of information providers to deliver information and data feeds to it on a timely basis. Our websites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information, which could materially adversely affect our business, results of operations and financial condition.

We may be held liable for information retrieved from our website and such potential liability could harm our business.

Because our services can be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of that material, including potential violation of censorship laws in the PRC. In addition, we do not carry any liability insurance to indemnify us for all liability that may be imposed. Any imposition of liability could have a material adverse effect on our business, results of operations and financial condition.

We may be liable for the content of our electronic and hard copy publishing and such potential liability could harm our business.

We are paid by companies to produce company reviews, which are distributed to target investors by email and mail and published on our website. Our users may request and receive directly from us a hard copy of any such review. We make no recommendation for the purchase of securities in any of our public company clients' securities and each report contains a disclaimer to that effect. We do not send out unsolicited copies of the reports on our client companies' behalf. We receive a fee from the client company for preparing the report but receive no underlying interest in the client company's securities nor do we take any position in those securities.

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

Our business is dependent on the level of trading activity in PRC’s securities markets. Volatility in PRC’s securities markets could dampen investors’ interest in such markets and adversely affect our revenue and profitability.

Our business is dependent on user demand for market intelligence on various securities markets, including PRC’s securities markets. The demand for investment in PRC’s securities markets has fluctuated with the level of trading activity there. During the past several years, PRC’s securities markets have experienced significant decline. On April 25, 2005, the Shanghai Stock Exchange Index reached its lowest level since May 1999, and its average daily trading volume in January 2005 was only approximately 28% of the average daily trading volume during the same period a year ago. If the PRC’s securities markets continue to weaken, and if investors’ interest in PRC’s securities markets continues to decline, our business could be significantly and adversely affected.

A substantial amount of our revenues are billed on a fixed-price basis which may be subject to cost over-runs and we may incur a loss as a result.

A substantial percentage of our IR/PR business and the planned Portal business, which are explained in more detail under Item 4 - "Information on the Company," are individual and short-term projects billed on a fixed-price basis as distinguished from a method of billing on a time and materials basis. Our failure to obtain new business in any given quarter or estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete fixed-price engagements within budget, on time and to clients' satisfaction could expose us to risks associated with cost overruns, which could have a material adverse effect on our business.

We do not own the URLs for our principal websites. If we lose the right to use our two principal website address or URLs, our business could be seriously harmed.

Our two principal website addresses or Uniform Resource Locators (URLs), www.chineseworldnet.com and www.na-investor.com, are currently licensed from Register.com on a yearly basis. As per the Service Agreement with Register.com, there is no guarantee that we can renew the licensing agreement with regard to the two principal website addresses or URLs. If we lose the right to use the www.chineseworldnet.com and www.na-investor.com domain names, they could become the property of our competitors or other parties, either of which would have a material adverse effect on our business, prospects, financial condition, results of operation and share price.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

The online financial data and information services market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. New services or technologies may render our existing services or technologies less competitive or obsolete. Responding and adapting to technological developments and standard changes in our industry, the integration of new technologies or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. In the event that we are unable to respond successfully to technological industry developments, this may materially and adversely affect our business, results of operations and competitiveness.

Our business would be adversely affected if we do not continue to expand and maintain an effective customer support force.

We offer our subscribers trained customer support through a toll free telephone number to call when they are in North America. Our trained customer support personnel are available to our subscribers to assist in English, Cantonese and Mandarin with their technical problems as well as personalized account problems and content search needs. We depend on our customer support force to explain our service offerings to our existing and potential subscribers and resolve our subscribers’ problems. Many of our customer support personnel have only worked for us for a short period of time, and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. In addition, we will need to further increase the size of our customer support force as our business continues to grow. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. Also, hiring multilingual staff can be difficult. As a result, our business could be adversely affected if we do not continue to expand and maintain an effective customer support force.

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

We believe revenues from current operations combined with our cash resources are adequate to fund our current marketing program in North America. However, we expect to need to secure additional financing to implement our planned expansion into Asia. We have not entered into any agreements with respect to this additional financing but expect to raise such funds through debt or the offering of stock to accredited investors. In the event that there is an opportunity for an acquisition and additional funds are needed, we may not be successful in raising a sufficient amount of additional capital or in internally generating a sufficient amount of capital to fund this purpose. See Item 4 "Information on the Company"

We face significant competition which could adversely affect our business, financial condition and results of operations.

The online financial data and information services market for the Chinese community in North America is relatively new, has few substantial barriers to entry and is competitive and rapidly changing. More broadly, the number of financial news and information sources competing for consumers' attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to adopt our business model and devote greater resources than we can to the development and promotion of service offerings similar to or more advanced than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours. They may also undercut us by making more attractive offers to our existing and potential employees, content providers and sponsors. New and increased competition could result in price reductions for our research tools, reduced margin or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

In addition, a number of companies in PRC offer stock quotes, economic and company-specific news, historical stock performance statistics, online chatting regarding individual securities and other features for free over the Internet. If users determine that the information available for free over the Internet is sufficient for their investing needs, they would be unlikely to pay for subscription to our services, thus reducing our revenues and net income and forcing us to develop a new business model. Furthermore, the amount and quality of information available for free over the Internet may expand in the future, reducing the attractiveness of our services and forcing us to spend additional money to develop more sophisticated services in order to compete. There can be no assurance that we would be successful in developing a new business model or more advanced services in response to either of the above challenges. Failure to do so would lead to significant declines in our number of subscribers, revenues and net income.

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

We cannot be certain that our website content and online services and tools do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely affect our business.

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

We have acquired, and intend to continue to acquire, companies and assets that we believe will enhance our revenue growth, operations and profitability. Our acquisitions may result in the use of significant amounts of cash, dilutive issuances of our common shares and amortization expenses related to goodwill and other intangible assets, each of which could materially and adversely affect our business. These acquisitions involve significant risks, including:

•	the difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business;
•	the diversion of management attention from other business concerns;
•	the reduced availability of favourable financing for future acquisitions;
•	the additional expense associated with acquired contingent liabilities;
•	our inability to manage adequately the currency, interest rate and equity price fluctuations relating to our acquisitions and investments;
•	the loss of key employees in acquired businesses;
•	the risk of being sued by terminated employees and contractors; and

•	our lack of familiarity with local market and other conditions and business practices.

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

Our strategy of expansion through acquisitions may affect our ability to receive favourable financing terms.

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

Risks Relating to Our Industry

Intense competition could reduce our market share and harm our financial performance.

A number of financial news and information sources compete for consumers' and advertisers' attention and spending. We compete for advertisers, readers, staff and outside contributors with many types of companies, including:

  English Content:

-	online services or websites focused on business, finance and investing, such as CBS.MarketWatch.com, CNBC on MSN Money, CNNfn.com, The Wall Street Journal Interactive Edition, TheStreet.com, Globeinvestor.com, The New York Times on the Web, DowJones.com, SmartMoney.com, and The Motley Fool;
-	publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio and CNBC;
-	providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service and Dow Jones Markets;
-	web "portal" companies, such as Yahoo! and America Online; and
-	online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE and TD Waterhouse.

  Chinese Content:

-	web "portal" companies, such as Yahoo! China, Yahoo! Hong Kong, China.com, Taiwan.com, Sina.com, Sohu.com, HongKong.com, Tom.com, 36.com, Netease.com, Yam, and Hinet;

-	publishers and distributors of traditional media, including print, radio and television, such as Apple Daily, MingPao Daily, ChinaByte and Xinhua News Agency;
-	online brokerage firms, many of which provide financial and investment news and information, such as ez128.com, Cash Online, Pt123.com; and
-	online services or websites focused on business, finance and investing, such as Chinesefn.com, HKNasdaq.com, www.meigu.com, Chinese.wsj.com, www.cnyes.com.

Our ability to compete depends on many factors, including the originality, timeliness, insightfulness and trustworthiness of our content and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering more of their financial news and commentary for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. Our competitors may develop content that is equal or superior to our content or that achieves greater market acceptance than our content. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, readers, staff or outside contributors, which could materially adversely affect our business, results of operations and financial condition. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

We also compete with other websites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the Internet or our websites to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our websites.

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

Existing domestic and international laws or regulations and private industry guidelines specifically regulate communications or commerce on the web. Further, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation of electronic commerce transactions and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies and by private industry groups. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. The governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. These regulations, if imposed, could increase the cost of transmitting data over the web.

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

We are also subject to various federal and state regulations concerning the collection and use of information regarding individuals. These laws include the Children's Online Privacy Protection Act, and state laws which limit or preclude the use of voter registration and drivers' license information, as well as other laws that govern the collection and use of consumer credit and financial information, including the Gramm-Leach-Bliley Act. Although our compliance with applicable federal and state laws, regulations and industry guidelines has not had a material adverse effect on our business, governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including antitrust and consumer privacy laws, for us and our customers. The U.S. federal and various state governments have been investigating certain Internet companies regarding their use of personal information and have recently proposed limitations on the collection and use of information regarding Internet users. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain information from users in Europe. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate our privacy practices. Also, as a consequence of governmental legislation or regulation or enforcement efforts or evolving standards of fair information collection practices, we may be required to make changes to our products or services in ways that could diminish the effectiveness of the product or service or our attractiveness to potential customers, which could materially and adversely affect our business, financial condition or results of operations. Any new laws or regulations relating to the web, or certain application or interpretation of existing laws, could decrease the growth in the use of the web, decrease the demand for our websites or otherwise materially adversely affect our business.

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

Our revenue growth also depends on the increasing acceptance and use of electronic commerce in the region comprised of the PRC, Hong Kong and Taiwan (referred in this Report as "Greater China"). The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond our control, including: inexperience with the Internet as a sales and distribution channel; inadequate development of the necessary infrastructure to facilitate electronic commerce; concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and inexperience with credit card usage or with other means of electronic payment in PRC.

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

The Greater China and Asian Internet industry is a developing market and is not a proven effective commercial medium

The market for Internet services in Greater China and Asia has only recently begun to develop. Since the Internet is an unproven medium for advertising and other commercial services, our future operating results from online advertising and electronic business solutions services will depend substantially upon the increased use of the Internet for information, publication, distribution and commerce and the emergence of the Internet as an effective advertising medium in Greater China and Asia. Many of our customers will have limited experience with the Internet as an advertising medium or sales and distribution channel, will not have devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising or website development and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media.

Critical issues concerning the commercial use of the Internet in Greater China and elsewhere in Asia, including:

-	security;
-	reliability;
-	cost;
-	ease of deployment;
-	administration; and
-	quality of service

may affect the adoption of the Internet to solve business needs. For example, the cost of access or the penetration rate availability of access technology, hardware and software may prevent many potential users in Asia from using the Internet. Also, the use of credit cards in sales transactions is not common in parts of Asia. Until the use of credit cards, or another viable alternative means of electronic payment, becomes more prevalent, the development of electronic commerce through our portal network will be seriously impeded. In addition, even if suitable payment methods are widely adopted in Asia, consumers will have to be confident that adequate security measures protect electronic sale transactions conducted over the Internet and prevent fraud.

Our entry into the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure in PRC by the Chinese government

Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards and where private companies compete as ISPs, the telecommunications infrastructure in PRC is not as well developed. In addition, access to the Internet in PRC is accomplished primarily by means of the government's backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the Chinese government and is the only means for the domestic Chinese Internet network to connect to the international Internet network. Although private sector ISPs exist in PRC, almost all access to the Internet is accomplished through ChinaNet, PRC's primary commercial network, which is owned and operated by the Chinese government. As we expand our business to include partners and subscribers from PRC, we will rely on this backbone and telecom companies to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the Chinese government to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in PRC. We will have no means of accessing alternative networks and services in PRC, on a timely basis or at all, in the event of any disruption or failure. The Internet infrastructure in PRC may not support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, our business could be materially and adversely affected.

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

In addition, economic reforms in the region could affect our business in ways that are difficult to predict. For example, since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on the economic development in PRC and our business, as we expand it into the PRC, they may not be effective or benefit our business.

There are economic risks associated with doing business in Greater China.

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

Although we are expanding our activities in PRC, our business may not develop there in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. Changes in PRC's political, economic and social conditions, adjustments in policies of the Chinese government or changes in the Chinese's laws and regulations may adversely affect our results of operations and financial condition. The Chinese economy has experienced significant growth in the past decade, but this growth has been uneven across geographic and economic sectors and has recently been slowing. Such growth may not continue and any slow down may have a negative effect on our business. The international financial markets in which the securities of the Chinese government, agencies and private entities are traded have experienced significant price fluctuations upon speculation that the Chinese government may devalue the renminbi which could increase our costs relative to our Chinese revenues.

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

Taiwan. A small part of our future revenues may be derived from the Taiwan market. Taiwan has a unique international political status. The Chinese government of the PRC asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established in recent years between Taiwan and PRC, PRC has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Relations between Taiwan and PRC have been strained since mid-1999 as a result of then-President Lee Teng-Hui's assertion that relations between the two sides should be conducted on a special state-to-state basis and the subsequent election of pro-independence candidate Chen Shui-bian as the new President of Taiwan.  Furthermore, the New Taiwan dollar, the currency of Taiwan, has experienced considerable volatility and depreciation as a result of the economic downturn in Asia. Continued volatility and depreciation of the NT dollar could adversely affect our business, results of operations and financial condition. Taiwan has recently experienced a recession primarily due to a reduction in exports due to weakened demand for imported goods in many Asian countries and a continued recession in Taiwan may materially affect our business.

The PRC's regulation of content distributed on the Internet may adversely affect our business.

Government regulation of the telecommunications and Internet industries in the PRC is burdensome and may become more burdensome. Although we currently have limited activities in the PRC, as we expand our activities there, new regulations in the PRC could increase our costs of doing business and prevent us from efficiently delivering our services. These regulations may stop or slow down the expansion of our customer and user base and limit the access to the CWN website.

PRC has enacted regulations governing Internet access and the distribution of news and other information. The Ministry of Information Industry (the "MII") has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese laws prohibiting the distribution of content deemed to be socially destabilizing. Because many Chinese laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. Under PRC regulations on telecommunications and Internet information services, Internet information service providers are prohibited from producing, duplicating, releasing or distributing any information which falls within one or more of nine stipulated categories of "undesirable content". These categories cover any information which:

•	contravenes the basic principles enshrined in the PRC Constitution;
•	endangers the security or unity of the State;
•	undermines the State's religious policies;
•	undermines public order or social stability; or
•	contains obscene, pornographic, violent or other illegal content or information otherwise prohibited by law.

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

Periodically, the Ministry of Public Security has stopped the distribution of information over the Internet which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local ISP to block any website maintained outside of PRC at our sole discretion. Websites that are blocked in PRC include many major news-related websites such as www.cnn.com, www.latimes.com, www.nytimes.com and www.appledaily.com.hk. The Chinese government has also expressed its intention to closely control possible new areas of business presented by the Internet, such as Internet telephony.

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

The Chinese government heavily regulates the Internet sector including the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in the Internet industry. Because these laws, regulations and legal requirements with regard to the Internet are relatively new, their interpretation and enforcement may involve significant uncertainty. In addition, the Chinese legal system is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases it is difficult to determine what actions or omissions may result in liability.

Since we do not have a corporate entity or local operations in the PRC, we do not believe we are subject to the restrictions on foreign investment in the Chinese Internet sector. However, as we expand our activities in the PRC and implement our strategy of establishing a subsidiary there, we cannot assure you that our scope of activities would not require us to comply with local foreign investment restrictions and licensing requirements, particularly with respect to those related to value-added telecommunications companies. Prior to PRC’s entry into the WTO, the Chinese government generally prohibited foreign investors from taking any equity ownership in or operating any telecommunications business. Internet Content Provision, or ICP, services are classified as value-added telecommunications services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following PRC’s entry into the WTO. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors are allowed to hold in the aggregate up to 50% of the total equity in any value-added telecommunications business in PRC.

Furthermore, there are numerous and often vague restrictions on acceptable content in the PRC. This subjects us to potential civil and criminal liability or temporary or permanent blockage of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the MII and possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses, including our business.

If we do not comply with Chinese regulations relating to our scope of permitted business, Chinese regulators could cause us to discontinue our operations in the PRC.

The Chinese government regulates access to the Internet by imposing strict licensing requirements and requiring ISPs in PRC to use the international inbound and outbound Internet backbones. The Chinese government may require that we obtain a license for Internet access, or for ISPs in the PRC to provide local access to our website  in the future based on new legislation or otherwise. We may not be able to obtain all necessary licenses required in the future, and any future changes in Chinese government policies may impose additional regulatory requirements on us or our service providers, intensify competition in PRC information industry or otherwise have a material adverse effect on our business, financial condition and results of operations.

We are uncertain as to whether the Chinese government will reclassify our business as a media or a retail company, due, among other things, to our acceptance of Internet advertising and electronic commerce related services fees as sources of revenue. Any reclassification could subject us to penalties or fines or significant restrictions on our business. We are also uncertain whether the Chinese government will reclassify our business as a telecommunications business, potentially resulting in significant restrictions on our business.

Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

The PRC has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any website maintained outside PRC at our sole discretion. Even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

We are also subject to potential liability for content on our websites that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems under regulations promulgated by the MII. Furthermore, are required to delete content that clearly violates the laws of PRC and report content that we suspect may violate Chinese law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our websites.

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

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of renminbi into foreign currency for current account items, conversion of renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign

Exchange, or SAFE, which is under the authority of the People's Bank of China. These approvals, however, do not guarantee the availability of foreign currency. We may not be able to obtain all required conversion approvals for our operations, and Chinese regulatory authorities may impose greater restrictions on the convertibility of the renminbi in the future. Because a significant amount of our future revenues may be in the form of renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to utilize revenue generated in renminbi to fund our business activities outside the PRC.

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

If we obtain quotation of our shares on the OTC Bulletin Board, the liquidity of our common shares would continue to be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and the news media of our company. In addition, any shares quoted on the OTC Bulletin Board would be subject to certain rules and regulations relating to "penny stock." A "penny stock" is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the Nasdaq Stock Market or a national securities exchange. Being a penny stock generally would mean that any broker who wanted to trade in our shares (other than with established customers and certain institutional investors) must comply with certain "sales practice requirements," including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a "penny stock," which steps include:

•	obtaining financial and investment information from the investor;
•	obtaining a written suitability questionnaire and purchase agreement signed by the investor; and
•	providing the investor a written identification of the shares being offered and the quantity of the shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A.         History and Development of CWN

ChineseWorldNet.Com Inc. was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands. We are principally based in the Cayman Islands and our operations are primarily conducted in North America and Asia. The address of our principal registered and executive head office is that of our agent, Appleby Spurling Hunter, being: Clifton House, P.O. Box 1350GT, Grand Cayman, Cayman Islands, Telephone (345) 949-4900. Our North American office and principal place of business is located at Suite 510- 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, Telephone (604) 488-8878. We moved to this current location in August 2003.

We leased space in a business centre located at #2500, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1. As of March 1, 2005, we moved to a new office located at 1 First Canadian Place, Suite 350, Toronto, ON M5X 1C1. The office in the business centre is used when our employees from Vancouver travel to Toronto. There are currently no employees stationed in Toronto.

On November 1, 2004, we also started operations in Hong Kong through our subsidiary, CWNHK, at their office at Room 1101, St. George's Building, 2 Ice House Street Central, Hong Kong. CWNHK provides us with a local operation base for CWN's penetration and expansion plans in the Asian market. There are currently no employees of CWN stationed permanently in Hong Kong.

We have two principal businesses: (1) the Internet Financial Portal ("Portal") business, conducted under the ChineseWorldnet.com brand via "www.chineseworldnet.com" website and (2) the Investor Relations / Public Relations ("IR/PR") business conducted through NAI via a number of media channels including the internet (www.na-investor.com website) and investment seminars/conferences. Our IR/PR business was the result of the acquisition of NAI-Interactive Ltd, a Canadian company incorporated under the laws of British Columbia, on January 15, 2000 from Ms. Tin Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai. The purchase price was 112,500 of our common shares valued at $5,625.

Our plan has been to first launch our Portal and IR/PR businesses in North America and then to expand both businesses into Hong Kong, PRC and Taiwan. See "Corporate Strategy and Strategic Business Plan" below for details. We have launched the Portal and IR/PR businesses in North America.

B.         Business Overview

Internet Financial Portal Business

Introduction

ChineseWorldNet.com, via our "www.chineseworldnet.com" website, is a financial web-based portal that provides up-to-date financial information and financial management tools in Chinese to our target audience, the Chinese community in North America. Our Portal provides financial news and information on North American blue chip and large cap S&P 500 public companies listed or quoted on the New York Stock Exchange, the American Exchange, NASDAQ and Toronto Stock Exchange, as well as Shanghai Stock Exchange and Shenzhen Stock Exchange and Taiwanese companies and market news by an in-house editorial team, with Hong Kong company and market news provided by our partners. When the Portal was in its development stage, all of the information or services provided through our www.chineseworldnet.com website was free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who paid no subscription fee. After the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called "Premium Subscribers," who are required to be registered as a subscriber and pay a fee to obtain certain premium and personalized products and services.

We generate direct revenues from a number of means through the www.chineseworldnet.com website including premium subscription fees and on-line marketing services. See "Revenue Model of the Portal Business" below for further details.

Current Product / Service Offering

Services

The following features are provided free of charge on the www.chineseworldnet.com website to all readers, other than the Premium Services described below for which we charge a fee. Readers are not required to register as subscribers at this time although we may in the future require registration before allowing access to the services described below.

1.         Company Profile

This section features a variety of interactive investment tools that enable users to conduct their own financial research, including:

  Delayed stock quotes;

  Summary company profiles;

  Analysts' buy/sell ratings;

  Company news;

  Insider trading information;

  Intraday and Historical stock charts; and

  Financial Statement Summary.

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

  5.         Premium Services

  These additional services are provided to Premium Subscribers, who currently pay a monthly subscription fee of $14.95. The subscription fee was raised from $9.95 per month on July 1, 2003. In addition to the monthly subscription fee, as of May 1, 2005, the annual subscription fee was implemented and is charged at $59.95 per annum. Please see "Corporate Strategy and Strategic Business Plan" section below for details.

  a. Personalized Financial Services "MyCWN"

  In addition to the provision of financial news and corporate information on public companies in North America and the Greater China region, our www.chineseworldnet.com website also offers to our subscribers, through partnerships and affiliations, additional personalized services such as online investment tools and applications such as portfolio tracking. In October 2002, we launched a platform called "MyCWN" on our www.chineseworldnet.com website that enables members to create a personalized portal to manage their stock portfolios. Registered users can customize their personal stock portfolio and view financial news and information, which will be automatically updated.

  b. CWN Research Reports

  Subscribers get access to weekly in-depth research reports written by our in-house editing team on individual stocks, the over all market trend, industry, other topics of interest.

  c. Real-Time Stock Quotes

  Starting in October 2002, we offered real-time streaming stock quotes as an additional premium service for registered users for which we charge a fee. This service is provided through a third-party supplier. The current fee is $30 per month per user for Level 1 real time quotes and $40 per month per user for Level 2 real time quotes as of

  May 1, 2005.   Level 1 represents the basic real-time stock price quotes while Level 2 also includes the market depth of the trading activity.

  We are in the planning stage for other premium services, such as special investment tools and premium research reports, for the web portal.

  Revenue Model for the Portal Business

              1.    Premium Subscription Fees

  Until October 2002, all of the information or services provided through our www.chineseworldnet.com website was offered free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who were not required to pay a subscription fee. Since the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called "Premium Subscribers", who are required to be registered as subscribers and to pay a subscription fee to obtain access to certain premium and personalized products and services. Basic monthly subscription fees starts at $14.95 per user per month but the actual fees depend on different bundle of products and services selected by the Premium Subscribers. The subscription fee was raised from $9.95 per month on July 1, 2003. In addition to the monthly subscription fee, as of May 1, 2005, the annual subscription fee was implemented and is charged at $59.95 per annum.

              2.    Banner Advertising

  CWN intends to derive revenue from selling banner advertising to companies on the www.chineseworldnet.com website. The fee for six-month banner advertising is from $480 to $680 per month based on an estimated number of times the banner advertising will be seen by readers of the www.chineseworldnet.com website.

              3.     Marketing Services for Financial Services

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

  Through December 31, 2004, our Portal business has derived no revenue from this services offering. We will not receive transaction-based compensation either from our subscribers or the partner companies. Instead, a flat marketing fee from partner companies will be paid to us based on the number of subscribers opening new accounts.

  Investor Relations / Public Relations ("IR/PR") Business

  Introduction

  Our IR/PR business was the result of the acquisition of NAI. NAI operates our IR/PR business currently focusing on providing IR/PR services for micro cap and small cap public companies targeting to the Chinese investor community in North America through various media such as the Internet (www.na-investor.com website), financial newspaper and investment seminars. Unlike the www.chineseworldnet.com business model, client companies instead of individual investors pay a fee to NAI for the IR/PR services.

  Current Product / Service Offering

          1.   Internet website (www.na-investor.com)

  NAI operates the www.na-investor.com website which provides IR/PR services to fee-paying North American public company clients who are listed or quoted on small and micro public markets in North America, such as the TSX Venture Exchange, the NASD OTC Bulletin Board and the Toronto Stock Exchange. All information on this website is in Chinese and the website also offers stock quotes, company reviews, newsletters and guide to investing in small and micro-cap companies to readers of the North American Chinese community. Currently, there are over 30,000 registered members for the www.na-investor.com website and it attracts over 850,000 readers each month.

  Unlike www.chineseworldnet.com, www.na-investor.com is not a financial portal for fee-paying members but an Internet based medium for the dissemination of information from fee-paying companies that want to increase their exposure in the Chinese investor community. There is no fee being charged to individual registered members of the www.na-investor.com website.

          2.   Investment Seminars and Conferences

  NAI markets and organizes Chinese investment seminars 2 to 4 times a year at which private and public companies pay a sponsorship fee to NAI to enable them to make presentations about their companies to individual Chinese investors who attend the seminars. While it is free for individual investors to attend the investment seminars, NAI charges a fee of $4,000 per presenting company for organizing these seminars. Similarly, the attendees of the Investment Seminar are notified that it is a client company-sponsored event. Seminars have been held in Vancouver, Toronto, and San Francisco.

  In 2003 and 2004, NAI organized several conferences. NAI charges $2,000 for a basic exhibition booth per company. The conferences have been held in Vancouver and Toronto. The investment seminar and conference website is www.gcff.ca.

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

          4.   Chinese Webpage Design, Hosting and Maintenance

  NAI can assist client companies to create a Chinese web page for companies that have existing websites in English and would like to have link to a version of their websites in Chinese. These Chinese webpages will also be linked to the www.na-investor.com website in the featured company section. NAI charges a one-time set-up fee plus 12-month maintenance fee in total of $2,580 for this service.

          5.    Computer Consultation Service

  NAI began provide computer consultation services at the end of 2002 as an extra service to clients who needed support. This is not a core business of NAI.

          6.    Company Review

  NAI's in-house editors write company reviews for client companies. Company reviews are sent to all NAI members by email and by mail and posted on the www.na-investor.com website. This is a fee-paying service for companies featured in the company review, and NAI provides a disclaimer at the end of each review that this is a paid service and that the information provided in the review is not the view of, or endorsed by, NAI. This service was discontinued in 2004.

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

          9.    Financial Newspaper

  From August 2001 through May 2003, NAI published a bi-weekly Chinese financial newspaper in Canada to provide readers with news of North American and Greater China's stock markets, analysis and commentaries on particular industry sectors or companies as well as articles on investing in general. None of the contents of the newspaper were sponsored or paid by client companies other than ordinary course advertisements except that, upon the request of client companies, NAI would prepare a client company-sponsored written report to be distributed with the newspaper to readers. In that case, recipients of our-sponsored written report have been notified that our report should not be constituted as investment advice but an advertisement and the fact that it is sponsored by a client company. Beginning in September 2002, the newspaper was provided on a bi-weekly basis and was sold for $2.00 per copy. However, in May 2003, NAI decided to discontinue the publication of the financial newspaper due to difficulties generating enough paying readership to justify the cost of producing the newspaper.

  10.    Investment Guides

  NAI started to publish specialty investment publications in 2002. Its first investment handbook was on the mining sector. Companies pay $2,000 each to be profiled in the Chinese language handbook. The handbook is sold through our offices, on-line, and in selected bookstores for CDN$13.80 Canadian. In 2004, we published the Mining Investment Guide, Vol. 2.

  Future Product / Service Offering

  Currently, our IR/PR services are focused on introducing and promoting North American client companies to the Chinese investor community in North America. NAI plans to adopt the same model and expand it to other market segments such as, promoting client companies from Asia to the Chinese investor community of North America and Asian and North American client companies to the Chinese investor community in Asia. See "Corporate Strategy and Strategic Business Plan."

  Revenue Model of the IR/PR Business

  For fiscal year ended December 31, 2004, NAI accounted for 100% of our revenues, which totalled $487,710. Sources of revenue for the IR/PR business are from each of the current product/service offerings mentioned above such as investment seminar, on-line marketing service, Chinese webpage design, hosting and maintenance, company review, translation service, miscellaneous IR/PR services and the financial newspaper.

  NAI's revenues for the years ended December 31, 2004 and 2003 were as follows:

Revenues	Year ended Dec. 31,	Year ended Dec. 31,
	2004	2003
Banner Advertisement	$ 9,377	7,818
Company Review, Company Newsletter	21,593	3,610
Chinese Webpage Design, Hosting and Maintenance	47,898	11,849
Computer Consultation Service	13,898	8,798
CWN Membership, Online Service	15,279	14,855
Online Marketing Service	13,881	36,460
Miscellaneous IR/PR Service	126,436	57,052
Investment Seminar	175,442	84,172
Financial Newspaper	0	12,939
Investment Guides	63,591	9,698
Interest	315	41
TOTAL REVENUE	$487,710	$247,293

  Corporate Strategy and Strategic Business Plan

  Our goal is to become a global leader in the Internet-based financial community by providing a diverse range of financial information and news on public companies to Chinese investors in North America and Asia. Through our infrastructure and reader base, we strive to be a partner for various providers of financial products and services for marketing to Chinese investors in North America and Asia. We believe that we have already built a strong foundation with our current and planned product and service offerings of both the Portal and IR/PR business. This would, in turn, enable us to enter the next phase of our strategic plan which is to expand the reach of our businesses and services to users in Asia with a focus on the Greater China region. We believe that one of the biggest advantages of running an Internet-based business is that we can leverage our existing infrastructure to reach a broader ranger of target customers without a significant capital requirement. Based on this principle, we intend to maintain the operation of our businesses from our Vancouver office in Canada. However, we may consider other expansion options such as partnering with local partners or establishing a direct presence in certain markets. Details of our proposed expansion strategy of our services into other markets are as follows:

Geographic Market	Target Launch Date of the		Local Presence
	Portal Business	IR/PR Business
Canada and the United States	Launched in October 2002	Launched in 2001	The main operation of both businesses is from the Vancouver office. We also maintain an office in Toronto, Canada.
Hong Kong	Launched in 4th Quarter of 2004	1st Quarter of 2006	We have already established a local presence in Hong Kong by incorporating ChineseWorldNet.com (HK) Limited on December 22, 1999. ChineseWorldNet.com (HK) Limited is 99% owned by us with 1% owned by one of our directors. We established a new office in Hong Kong on November 1, 2004.
PRC	2nd Quarter of 2005	2nd Quarter of 2006	We may establish a direct presence or seek strategic partners locally to launch the services
Taiwan	3rd Quarter of 2005	4th Quarter 2006	We may establish a direct presence or seek strategic partners locally to launch the services

  Internet Content Partners:

  Through NAI, we have agreements in place with the following internet content partners:

Company Name	Services Provided
Yahoohttp:////! Holdings (Hong Kong) Limited	We provide small cap public companies information to Yahoo! Holdings (Hong Kong) Limited in return for a link connecting to www.chineseworldnet.com website from the Yahoo Chinese website.
ALPHATRADE.COM	ALPHATRADE.COM provides our subscribers real-time streaming stock information for a monthly fee.

  New in 2004

Company Name	Services Provided
PR Newswire	We disseminate PRNewswire Chinese news releases for companies in North America, China, Hong Kong, and Taiwan on our www.chineseworldnet.com website. This information is free for viewers.
Tanrich Financial Group	Tanrich provides information on the Hong Kong future market and stock market to us in exchange for our commentaries and news on the North American stock markets.
Quote123.com	Quote123 will provide news and market commentaries in North America to our website.

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

  Our Primary Markets

  The Internet

  The number of Internet users in the Asia-Pacific region is increasing at an unprecedented rate and has reached over 300 million according to the data published by Nielsen/NetRatings in March 2005. This figure already surpassed the figures in the whole North America. The percentage of users in the region was only 8.4 percent of the population compared to 67 percent of the population in North America.

  By March 2005, China had 94 million Internet users, which would make China the nation with the second-largest number of Internet users, behind the United States, which had about 201 million users, and ahead of third place Japan with 67 million users. The growth of internet users in China from 2000 -2005 is 317.8% compared to 110 % in United States.

  Hong Kong has a well educated, technologically savvy population. In May 2004, Internet World Statistics reported that there were 4,661,589 Internet users in Hong Kong (representing 63.0% of the population) in May 2004, up from

  4,571,536 in June 2003. According to Nielsen/NetRatings, the active web usage in Hong Kong was 2,733,220 in July 2004, while the estimated active digital media universe is 4,878,713.

  According to the Internet Subscriber Survey conducted by the FIND team of the Advanced Institute (ACI), Institute for Information Industry (III), under the support of Department of Industrial Technology (DOIT) and Ministry of Economic Affairs (MOEA), it was estimated that there were 8.77 million Internet users in Taiwan as of September 2003. The Internet penetration rate was 39%; compared to the same time period in 2002, there was an increase of 420,000 users, with a growth rate of 5%.

  In terms of the Chinese market in North America, based upon the surveys described below, we believe that the Chinese population has greater purchasing power than the overall market. According to the independent survey done by ACNielsen at the end of year 2000 of residents in Vancouver, British Columbia, 46% of Chinese adults age 18 and over own a single-detached home. Furthermore, 72% of Chinese immigrants purchase new automobiles and 77% paid in cash for their new automobiles. We believe that these statistics indicate the affluence of Chinese immigrants in North America. Although the survey was only done in Vancouver, we believe this may indicate a trend throughout the major cities in North America. We believe that one of the key statistics is that, as of 2000, 86% of the Vancouver Chinese adults owned a home computer compared to only 50% of the total Canadian population. We believe this justifies the feasibility of a Chinese Internet market in North America and their level of available disposable income. Another significant market statistic is that of the top 10 media penetration in the Vancouver Chinese population, only one of the media outlets is in the mainstream English language market at 9th place. This suggests that most Chinese immigrants focus more on media in their native Chinese language.

  Internet Advertising Market

  In December 2002, eMarketer's "Media Spending Outlook 2003" predicted that in contrast to the steady decline seen in U.S. online advertising spending in 2001 and 2002, 2003 online spending would rise slightly to $6.70 billion, up 6.3% from $6.3 billion in 2002. This projected increase would likely be assisted by the general easing of the economic recession. Also, eMarketer estimates that online advertising would make up 2.5% of total US media spending in 2002, rising to 2.8% by 2005.

  The actual full year 2003 Internet advertising revenue in the United States was just under $7.3 billion, according to the Interactive Advertising Bureau (IAB) and PricewaterhouseCoopers (PwC) in their Internet Advertising Revenue Report released on April 21, 2004. This represented an overall growth of approximately 21% from 2002.

  The Internet advertising market is expected to grow in the coming year. According to data released at the Jupiter/IAB Advertising forum in New York in October 2002, the industry is predicted to grow to $14 billion by 2007. Factors that are cited as driving forces behind increased spending include: continual growth in the online population, growing broadband adoption and smarter inventory control among online publishers. Further, according to the Jupiter Research report, "Online Advertising: Traditional Advertisers, Classifieds Pave Road to  Recovery," in 2002, media represented 20% of online advertising spending, financial services contributed 17% and computer hardware and software contributed 12%. Based on this data, we believe that our services and offerings are well positioned in a market that is continuing to grow.

  Investor Relations ("IR") Market

  For the other part of our business, the Investor Relations and Public Relations business, we can refer to a membership survey done by the CIRI (Canadian Investor Relations Institute) in 2000, which reported that the average annual IR budget for a company with a market capitalization below $99 million and between $100 million to $499 million was $257,000 CDN and $485,000 CDN, respectively. There are about 15,000 public companies in North America, and based on these numbers, we estimate the total IR market in North American to be $2.5 billion annually.

  The IR/PR market in Greater China is not currently well-established. However, this means that we could become one of the industry leaders in this area due to our existing infrastructure. A main problem of the Hong Kong Growth Enterprise Market ("GEM"), the stock exchange for micro-small cap start-up companies, is that there is very limited liquidity in terms of stock trading due to low market awareness of companies listed in GEM. With the number of listed companies increasing in the PRC and the existing well-established financial systems and markets in Hong Kong and Taiwan, we believe that the IR/PR business potential in the Greater China region is favorable.

  Competition

  The Internet based financial services industry is very competitive. The Greater China and Asian Internet markets have an increasing number of entrants because Internet start-up costs are low. In addition, the Internet industry is relatively new and subject to continuing definition. As a result, many of our competitors may better position themselves to compete in the market as the Internet market matures. We believe that, taken separately, each of our services has competition from companies with longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources. Any of our present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by us. We may not be able to compete successfully against our current or future competitors.

  There are three primary competitors offering websites that contain financial services in Chinese (as well as other services) although neither is offering exactly the same-targeted financial services.

    Chineseinvestors.com Inc. operates the www.chinesefn.com website, is a leading financial portal that provides US stock market information and news. This company's main business model is the online advertising revenue from financial services corporations such as Scottrade, E*Trade, Charles Schwab, Sutton Online or internet related companies like AT&T and GYC Telecom. Chineseinvestors.com does not have an established IR/PR business model that can generate on-going revenues for the company.

    Sina.com is the most established Chinese news and media website, with over one million registered users. Sina.com offers websites for Chinese in North America, Taiwan, PRC and Hong Kong, as well as news, information on finance, life, shopping, chat, e-mail, games, horoscope and a search engine.

     China Finance Online Inc., based in the PRC, serves investors in China by providing news, research reports, commentaries, streaming data, quotes of the China's Stock Market. Their principal website is www.jrj.com.cn with over 1 Million paid subscribers.

  Additionally, our competition with respect to user traffic, ease of use and functionality also include Chinese language based web search and retrieval companies such as Yahoo! China, Sina.com, Netease, Sohu, Shanghai Online, ChinaByte and Netvigator (which is owned by PCCW). Our competition with respect to strategic expertise, technical knowledge and problem solving skills for web design include, as well as many unknown smaller companies who may offer this service, Internet integrators and website design and development companies such as  iXL Inc., Modem Media, Proxicom, Inc., One to One Media Limited, Eureka Digital Limited, Dragon Creative International and Core Solutions Limited.

  Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers. Further, ISP's, web browsers and web content providers may be perceived by advertisers as having more desirable websites for placement of advertisements. Additionally, some or all of these competitors may develop web search and retrieval services that are equal or superior to those we offer our users and may achieve greater market acceptance than our offerings in the area of performance, ease of use and functionality.

  Intellectual Property, Government Approvals and Regulations

  Our application technology is not protected by any patents or copyrights nor do we intend to seek any such protection. Without patent or copyright protection, we may not be able to prevent duplication or use of our technology by competitors.

  C. Organizational Structure
Chinese WorldNet.com Inc.

NAI Interactive Ltd. 100%	Chinese WorldNet.com (HK) Ltd. 99%

  ChineseWorldNet.Com Inc. was incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Our principal executive and registered office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands. Our North American office and principal place of business is located at Suite 510 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

  Currently, CWN is a holding company which owns 100% of NAI Interactive Ltd. ("NAI") and 99% of Chineseworldnet.com (HK) Limited ("CWNHK"). Our portal business is operated under CWN with our associated brand, ChineseWorldNet.com and website www.chineseworldnet.com, while our IR/PR business is operated under NAI. In addition, NAI employees are engaged to build the www.chineseworldnet.com website including our content for CWN.

  NAI is a British Columbia company incorporated on November 13, 1998. We acquired NAI on January 15, 2000 from Ms. Tin Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our common shares valued at $5,625. NAI's head office is located at #510-1199 West Pender Street, Vancouver, B.C., V6E 2R1.

  ("CWNHK") is a Hong Kong company incorporated on December 22, 1999. CWNHK is 99% owned by us with 1% owned by one of our directors. Since June 2004, CWNHK's office has been located to Room 1101, St.George's Building, 2 Ice House Street Central, Hong Kong. CWNHK provides us with a local operation base for CWN's penetration and expansion plans in the Asian market.

  At December 31, 2004, we had a total of 12 employees, all full-time employees, of which 11 are employees of NAI. Our President and CEO is the only employee directly hired by CWN. All employees are located in the Vancouver office in Canada.

  As part of our proposed expansion into Asia, on October 13, 2000, we purchased 100,000 common shares in the capital of Technology City Holdings Limited ("TCHL"), a Hong Kong incorporated company, representing 4.167% of the then issued and outstanding shares of TCHL, for US$100,000. TCHL is a multi-media, Internet-based financial information provider focusing on listed securities in Hong Kong. The purpose of this investment was to provide content supply from TCHL to the www.chineseworldnet.com website. This includes market and content information focusing on public companies listed on the GEM in Hong Kong. On December 31, 2002, we determined that the recovery of the investment in relation to future projected cash flows from the investment in TCHL was doubtful and there was no market available to liquidate the subscribed shares. We therefore wrote down the value of our investment to a nominal value of $1.

  On November 2, 2000, we completed a private placement with certain individuals who purchased 2,000,000 of our common shares at a price of $0.40 per common share for gross proceeds of $800,000. The proceeds from this private placement were used for general working capital purposes. On May 31, 2004, we raised $150,000 through issuing 3 year, 5% convertible debentures.

  On October 29, 2004, we issued 200,000 new shares to acquire the remaining assets of TCHL, which included HK$540,000 in cash and equipment, from Marrick Investments Limited. Marrick Investments Limited nominated its sister company, Datacom Venture Limited to be the record owner the shares. Datacom Venture is a majority shareholder of ChineseWorldNet.com. See Item 7 - Major Shareholders and Related Party Transactions.

  D. Property, Plants and Equipment

  We do not own any real property. As of December 31, 2004 we owned $15,190 in computer equipment and computer software and $7,231 in office furniture. We have a lease agreement for the Vancouver office (Address: #510 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1). There is no lease for the Toronto office because we rent space at a business center.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2004, 2003 and 2002, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

  A.         Results of Operations

               Years Ended December 31, 2004, 2003 and 2002

  For the year ended December 31, 2004, net loss was $95,946 on revenue of $487,710. Overall, revenues in 2004 increased 97% from 2003 levels, while the net loss was reduced from $163,313 in 2003 to $95,946.   For the year ended December 31, 2003, net loss was $163,313 on revenue of $247,293. Overall, revenues in 2003 increased slightly from 2002 levels, while the net loss was narrowed from $367,690 in 2002 to $163,313. Although the overall market improved in 2003, the markets were still quite weak.

  Better economic conditions have increased revenues derived from listed public companies such as Banner Advertisements, Chinese Webpage Design and Hosting, Online Marketing Service, Miscellaneous IR/PR Service, and Investment Seminars. In 2004, we held one Investment Conference (part of Investment Seminars) which accounted for 36% of our total revenues. With the improvement of the overall markets and our core services, we took on fewer non-core service projects such as Computer Consultation Services, which we had relied upon for additional revenue in 2002.

  Our financial portal business continues to generate revenue at the end of 2002, and in 2003 it was able to generate $14,855 or 6% of revenues. 2003 was the first complete year for our CWN Membership, Online Services and we are pleased with the results. Our financial portal business continues to generate revenue in 2004 at $15,279 or 3% of revenues. 2004 was the first complete year for our CWN Membership Online Services. We anticipate that this revenues source will continue to grow.

  In 2004, we published Mining Investment Guide, Vol. 2, which contributed to $63,591 of revenues, representing a 556% increase from 2003.

  We terminated our financial newspaper in May 2003 which led to decreased revenues from this item and a decrease in our expenses related to the printing and distribution of the newspaper. Our financial newspaper had been unprofitable since inception, and we believed that it was time to stop this project. There was zero revenue in 2004.

  The expenses for 2003 totalled $412,671, down significantly from $505,763 in 2002. The tight expense control is the main contributor to decrease in net loss. Key items in cost cutting included a cut of headcount and termination of our financial newspaper in May 2003. Terminating the financial newspaper resulted in decreased printing costs from $63,127 in 2002 to $12,682 in 2003 and also the termination of our part-time employee in Toronto whose only responsibility was distributing the financial newspaper. In addition, provisions for bad and doubtful debts decreased by 74% to $4,467 as a result of tighter controls.

  Total expenses for 2004 were $570,006, up from $412,670, or 38%, from 2003. Expenses related to the provision of services such as advertising costs, travel and entertainment, office and miscellaneous increased with increasing revenues. Advertising costs increased due to the two large scale investment conferences held during the year.

  We entered into an agreement with Goldpac Investment Partners Ltd ("Goldpac"), a company owned by Chi Cheong Liu, one of our officers and directors, whereby Goldpac agreed to provide consulting services. For fiscal 2003 and 2002, respectively, $24,000 and $18,000 in expenses were accrued in consulting fees. See "Item 10 - Director's, Senior Management and Employees - Compensation".

	For year ending December 31,
	2004	2003
Revenues
Banner Advertisement	$9,377	$7,818
Company Review, Company Newsletter	21,594	3,610
Chinese Webpage Design, Hosting and Maintenance	47,898	11,849
Computer Consultation Service	13,898	8,798
CWN Membership, Online Service	15,279	14,855
Online Marketing Service	13,881	36,460
Miscellaneous IR/PR Service	126,436	57,052
Investment Seminar	175,442	84,172
Financial Newspaper	0	12,939
Investment Guides	63,591	9,698
Interest	315	41
TOTAL REVENUE	$487,710	$247,293

Expenses
Advertising and promotion	$86,199	$41,050
Accounting and legal	24,989	12,112
Consulting	29,354	24,000
Depreciation	6,784	7,640
Non-cash compensation changes
Financial charges - related parties
Interest (imputed) - related parties	1,039	1,039
Incorporation costs
Office and miscellaneous	23,347	30,321
Printing	18,276	12,682
Provision for Bad and doubtful debts	26,458	4,467
Rent and operating costs	34,383	28,696
Salaries and benefits	261,491	225,880
Telephone	10,993	6,143
Travel and entertainment	42,227	18,640
TOTAL OPERATING EXPENSES	$570,006	$412,671

NET LOSS	($95,946)	($163,313)

  Currency

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

  Inflation

  We do not believe that inflation will have a material adverse effect on our financial condition. Traditionally, the PRC and Canada have not been countries that experienced a substantial increase in inflation.

  B.     Liquidity and Capital Resources

  As of December 31, 2004, we had cash and cash equivalents of $209,770 and working capital of $194,436. We believe that there are sufficient cash reserves to satisfy our cash requirements for the next 12 months. We anticipate that additional funds will need to be raised to further our expansion into Asia and for acquisition purposes. We intend to raise such additional funds through debt or private placements of common shares. However, we may not be successful in raising capital through any private offering of our common shares. If we are unable to raise additional capital through a private placement offering, we will likely seek financing from lending institutions, which also may not be available to us. A lack of financing may require us to delay or abandon plans for expansion or acquisitions. We do not have any existing banking relationship, line credit, or bank debt.

  There were no private placement or acquisitions completed in the year 2003. In 2004, we completed a private placement financing of $150,000 by issuing three year 5% convertible debentures.

  C.    Research and Development, Patents and Licenses

          We are not engaged in research and development activities and have no patents.

  D. Trend Information

  A few favourable industry and economic trends may in the future have a material impact on our revenues including: the general financial market turnaround, which will increase demand for financial information services and spending on investor relations/public relations; increasing interest of Asian companies looking to enter North American financial markets; and the increased attention to corporate governance and disclosure. We believe these trends may lead to an increase in demand for our services. However, the investor relations/public relations area in Asia is still in its development stage, which may affect the launch of our company's investor relations/public relations services in Asia. Continued growth in China and interest in the Chinese markets is key to our future profitability and to increasing revenues. There are no known trends with relation to the production of our services.

  E.     Off-Balance Sheet Arrangements

          We do not have any off-balance sheet arrangements.

  F.     Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations

Capital (Finance) Lease Obligations	$150,000		$150,000 (private placement)

Operating Lease Obligations	$41,022	$377 (car lease)	$40,645 (office lease)
Purchase Obligations

Other Long-Term Liabilities

Total	$191,022	$377	$190,645	0	0

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A.     Directors and Senior Management

  The following tables set forth all directors and executive officers of CWN and our subsidiary NAI as of December 31, 2004, and May 31, 2005, with each position and office held by them in CWN. Each director's term of office expires at the next annual general meeting of shareholders. There were changes to the directors of CWN in fiscal year 2004: (a) Mr. Ken Cai resigned as Director in January 2004, (b) Mr. Andy Siu Wing Lam was appointed as Director in March 2004, (c) Mr. Chi Cheong Liu resigned as Secretary in January 2004, (d) Ms. Karen Kwok was appointed Interim Corporate Secretary in March 2004, (e) Ms. Karen Kwok resigned as Secretary in November 2004, and (f) Mr. Gilbert Chan was appointed Corporate Secretary in December 2004.

  - Directors and Officers as of December 31, 2004

Name	Age	Office Held Since	Position with CWN
Joe K.F. Tai	40	January 12, 2000	President, Chief Executive Officer and Director
Chi Cheong Liu (1)	45	January 12, 2000	Treasurer and Director
Chi Kong Liu (1)	43	January 12, 2000	Director
Andy S.W. Lam (2)	55	March 8, 2004	Director
Gilbert Chan	29	December 1, 2004	Secretary

  (1) Two of our Directors, Chi Cheong Liu and Chi Kong Liu are brothers. There are no other family relationships between our directors and executives.

  (2) Andy Siu Wing Lam was appointed as a Director in March 2004.

  (3) Gilbert Chan was appointed Corporate Secretary in December 2004.

  - Directors and Officers as of May 31, 2005

Name	Age	Office Held Since	Position with CWN
Joe K.F. Tai	40	January 12, 2000	President, Chief Executive Officer and Director
Chi Cheong Liu (1)	45	January 12, 2000	Treasurer and Director
Chi Kong Liu (1)	43	January 12, 2000	Director
Andy S.W. Lam	55	March 8, 2004	Director
Gilbert Chan	29	Dec 1, 2004	Secretary

  1) Two of our Directors, Chi Cheong Liu and Chi Kong Liu are brothers. There are no other family relationships between our directors and executives.

  NAI

  There were changes with respect to senior officers for NAI in 2004: (a) Mr. Edward Liu, our VP Editing resigned in February 2004, (b) Mr. Lixin Yang was promoted to the post of VP Editing in March 2004; and (c) Ms. Karen Kwok joined NAI on January 15, 2004 as VP, Business Development, (d) Mr. Michael Hui, our VP Website Development resigned in May 2004, and (e) Ms. Karen Kwok, our VP Business Development resigned in November 2004.

  - Directors and Officers as of December 31, 2004
Name	Age	Position with NAI
Kelvin Szeto	43	President, Secretary and Director
Gilbert Chan	29	Vice President - Marketing and Project Development
Lixin Yang (1)	35	Vice President - Editing

  (1) Mr. Lixin Yang was appointed as Vice-President - Editing in March 2004.

  - Directors and Officers as of May 31, 2005

Name	Age	Position with NAI
Kelvin Szeto	44	President, Secretary and Director
Gilbert Chan	29	Vice President - Marketing and Project Development
Lixin Yang	35	Vice President - Editing

  The business background and principal occupations of CWN and NAI's officers and directors for the preceding five years are as follows:

  ChineseWorldNet.com Inc.

  Joe K. F. Tai

  Mr. Tai has served as President, Chief Executive Officer and a director of CWN since January 12, 2000. Mr. Tai has 14 years of experience in international business and for the past five years has also served as President of Goldpac Investments Ltd., a venture capital company. Mr. Tai was also involved with a start-up of an international computer manufacturing company with their corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta, and manufacturing facilities in Hong Kong and PRC with annual sales exceeding Cdn$30 million. In addition, Mr. Tai is a director of Aquasol Environtech Ltd. and Tranzcom Security Networks Inc., a TSX Venture Exchange-listed company.

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

  Ken Z. Cai (Resigned in 2004)

  Dr. Cai was a director of CWN from March 30, 2000 to January 9, 2004. He has served as President, Chief Executive Officer and a director of Minco Mining and Metals Corporation since February 29, 1996 and a director of Dragon Pharmaceuticals Inc. Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada. Dr. Cai, a Chinese national now living in Canada, has 15 years experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has served as a director of several publicly traded and private Canadian and Chinese companies.

  Andy S. W. Lam (Appointed in 2004)

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

  Karen Kwok (Appointed in Jan 2004 and Resigned in Nov 2004)

  Ms. Kwok was appointed Interim Corporate Secretary on March 8, 2004. She was Vice President, Business Development for CWN and NAI from January 2004 until her resignation in November 2004. Prior to joining CWN, Ms. Kwok was a sales & marketing executive for an international brokerage firm in Hong Kong. She holds a Bachelor of Commerce from the University of British Columbia. She has passed all examinations for the Chartered Financial Analyst Program, and will be eligible for the CFA Charter upon completion of work experience requirements.

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

  Michael Hui (Resigned in 2004)

  Mr. Hui served as Vice President - Website Development from October 1, 2001 - May 30, 2004. He joined NAI in November 2000. Mr. Hui has worked in website development in both North America and Hong Kong since 1995 and holds a Bachelor degree in computer sciences from the University of British Columbia, Canada.

  Karen Kwok (Appointed in Jan 2004 and Resigned in Nov 2004)

  Please refer to description under ChineseWorldNet.com Inc. above.

  Lixin Yang (Appointed in 2004)

  Mr. Yang was promoted to the position of VP - Editing of NAI on March 1, 2004. Mr. Yang has been part of the Editing Department since June 2002. He is responsible for content development and overseeing the Editing Department. Mr. Yang has over ten years working experience in commercial banking, investment banking and investment consulting fields in China and holds a MBA from Vrije University Brussels, Belgium.

  B.     Compensation

  The following table provides information regarding the direct or indirect remuneration paid during the 2004 fiscal year to the directors and officers of CWN, including our subsidiaries, in office as of December 31, 2004:

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation

Joe K. F. Tai	2004	Nil(1)	Nil	Nil
President, Chief Executive Officer and Director
Chi Cheong Liu	2004	Nil(1)	Nil	Nil
Secretary/ Treasurer and Director
Chi Kong Liu	2004	Nil	Nil	Nil
Director
Ken Cai (2)	2004	Nil	Nil	Nil
Director
Kelvin Szeto	2004	$19,564	Nil	Nil
President, Secretary and Director of NAI
Gilbert Chan	2004	$28,923	Nil	Nil
VP Marketing and Project Development of NAI
Michael Hui (3)	2004	N/A	Nil	Nil
VP Website Development of NAI
Edward Liu (4)	2004	N/A	Nil	Nil
VP Editing of NAI
Karen Kwok (5)	2004	$13,641	Nil	Nil
VP Business Development of NAI
Corporate Secretary
Lixin Yang (6)	2004	$21,148	Nil	Nil
VP Editing of NAI

  (1) We have a consulting agreement with Goldpac Investment Partners Ltd. for 2003 and 2004 for $24,000 per year. Goldpac Investment Partners Ltd. is a company owned by Chi Cheong Liu, one of our directors and shareholders and Ms. Tim Yee Lau who is the spouse of Joe Tai, our President and Chief Executive Officer)

  (2) Mr. Cai resigned as a Director in January 2004.

  (3) Mr. Hui resigned as Vice President of Website Development in May 2004.

  (4) Mr. Liu resigned as Vice President of Editing in February 2004.

  (5) Ms. Kwok resigned as Vice President Business Development & Corporate Secretary in November 2004.

  (6) Mr. Yang appointed Vice President Editing in March 2004.

  Pension Plans

  We do not provide retirement benefits for directors, senior management or employees.

  C.     Board Practices

  Directors hold office for a term of one year or until the next annual meeting of shareholders at which directors are elected. All of the current directors have served since January 12, 2000, other than Andy S.W. Lam who was appointed to the board in March 2004 following the resignation of Ken Cai in January 2004. Our officers are appointed by the board and serve at the board's discretion.

  We have not entered into service contracts with any of our directors. We have entered into consulting agreements with Goldpac Investments Ltd and Goldpac Investment Partners Ltd., which are partially owned and wholly owned respectively by Mr. Chi Cheong Liu, one of our directors. Currently, we only have one consulting agreement with Goldpac Investment Partners Ltd. in force.

  As of December 31, 2004, we did not have either an Audit Committee or a Compensation Committee.

  D.     Employees

  As of December 31, 2003, we had a total of 10 employees, all full-time employees, of which 9 are employees of NAI. Our President and Chief Executive Officer  is the only employee directly hired by  CWN.   As of December 31, 2004, we had a total of 12 employees, all full-time, of which 11 are employees of NAI. Our President and Chief Executive Officer is the only employee hired by CWN. All 12 employees are located in our Vancouver office. There had been as many as 3 employees based in Toronto; however, since the end of 2002, we no longer have employees there. Our office in Toronto is based out of a business centre where we can hold meetings when we travel to Toronto. In 2005, with the increase of projects, we have hired additional staff, and there are currently a total of 14 employees.  There are currently no full-time employees in Hong Kong.

  E.     Share Ownership of Directors and Senior Management

  The following table sets forth certain information regarding the ownership of our common shares as of May 31, 2005 by each of the directors and members of senior management in office as of December 31, 2004. The percentage owned is based on 8,200,000 shares outstanding at the close of business on May 31, 2005.

  As at December 31, 2004

Name and Title	Share Ownership	% Share Ownership
Joe Tai (1)	250,000	3.05%
President, CEO and Director
Ken Cai (2)	0	--
Director
Chi Cheong Liu	1,730,000	21.10
Director
Chi Kong Liu	570,000	6.95
Director
Lixin Yang (3)	10,000	0.12
Vice President, Editing of NAI
Michael Hui	0	--
Vice President, Website Development of NAI
Kelvin Szeto	150,000	1.83
President, Secretary and Director of NAI
Gilbert Chan	100,000	0.61
Vice President, Marketing and Project Development of NAI
Andy S.W. Lam (4)	0	--
Director
All Directors and Senior Management as a group	2,760,000	33.66%

(1)	Includes 112,500 common shares held by Ms. Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.

(2)	Mr. Cai resigned as a Director in January 2004.
(3)	Mr. Lixin Yang was appointed Vice President, Editing in March 2004.
(4)	Mr. Andy S. W. Lam was appointed Director in March 2004

  Stock Options

  We have not established a stock option plan for our directors, senior officers or employees, and we have not granted stock options, warrants, or other similar rights to any of our directors, senior management or employees. However, we may establish a stock option plan in the future.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A.     Major shareholders

  The following table sets forth, as at May 31, 2005, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. The percentage ownership is based on 8,200,000 shares outstanding at the close of business on May 31, 2005.

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

  As at Dec 31, 2004

	Number of	Percentage of Shares
Name of Shareholder	Common Shares	Beneficially Owned (%)
Chi Cheong Liu	1,730,000	21.1
Goldpac Investment Partners Ltd.	1,000,000	12.2
Datacom Venture Limited (1)	600,000	7.32
Chi Kong Liu	580,000	7.07
Wai Yee Lai	580,000	7.07
Fong Szeto	570,000	6.95
Monica Law	570,000	6.95
Wai Mun Yeung	420,000	5.12

  (1) 200,000 shares were issued to Datacom Ventures, which is the nominee for Marrick Investments, in connection with the purchase of the remaining assets of Technology City Holdings Ltd.

  During the past three fiscal years, there has not been any significant change in percentage ownership by any of the above major shareholders.

  As far as is known to us, and except as disclosed herein, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity.

  United States Shareholders

  As of December 31, 2004, we had two registered shareholders with addresses in the United States, holding less than 0.25% of the outstanding common shares.

  B.         Related party transactions

  In 2003, we accrued $24,000 in consulting fees to Goldpac Investment Partners Ltd., a company owned Chi Cheong Liu, one of our directors and greater than 5% shareholders. In 2002, we accrued $18,000 in consulting fees to Goldpac Investment Partners Ltd. The accrued consulting fees for year 2002 and 2003 were paid out at the end of fiscal year 2004.

  In 2004, we renewed our consulting agreement with Goldpac Investment Partners Ltd. for the period January 1 - December 31, 2004. Goldpac Investment Partners will provide consulting advice in relation to corporate development, market development and technical support for $2,000 per month, or $24,000 for the year. The accrued consulting fees in 2004 will be paid out at the end of fiscal year 2005.

  In 2003, we accrued imputed interest of $1,039 at an interest rate of 4% per annum on the amounts due to Goldpac Investment Partners Ltd. and Mr. Douglas Liu, stockholders of the company. This interest is for a shareholder loan from NAI Interactive Ltd when it was purchased by CWN in January 2000. There is no immediate obligation for the repayment of the loan. $879 was accrued at an interest rate of 4% per annum in the 2002 fiscal year.

  None of our directors or senior officers and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time.

  C.     Interests of Experts and Counsel

  This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8. FINANCIAL INFORMATION

  A.     Financial Statements

  This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, including our consolidated balance sheets as of December 31, 2004 and 2003, and the consolidated statements of loss and deficit for the years ended December 31, 2004, 2003 and 2002, and the notes to those statements and the auditor's reports thereon.

  Legal Proceedings

  We are not a party to any legal proceedings and are not aware of any contemplated legal proceedings to which we may be a party.

  B.     Significant Changes

  There have been no significant changes in our business in the period from December 31, 2004 until the date of this document.

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

  B.     Memorandum and Articles of Association

  There have been no changes to the Memorandum or Articles of Association, or Cayman Islands Law with respect to rights and powers of directors and shareholders since our 20-F Registration Statement (SEC file no. 000-33051) was filed on July 3, 2002. Such discussion is hereby incorporated by reference into this annual report.

  C.     Material Contracts

  On June 24, 2003, we entered into a office lease agreement for our current offices located at #510-1199 West Pender Street, Vancouver BC V6E 21. The term of the lease is for 3 years from August 2003. Monthly payments are CAD$3,683.17 plus applicable taxes.

  We also entered in an Exchange Agreement with Marrick Investments in April 2004 to acquire the remaining assets of Technology City Holdings Ltd. Under the agreement, we issued 200,000 new shares in October 2004 to Datacom Venture Limited, nominee of Marrick Investments Ltd.

  Please see "Item 4 - Information on the Company" and the exhibits to this Annual Report.

  We have not entered into other materials contracts other than in the ordinary course of business during 2004.

  D.     Exchange Controls

  We are organized under the laws of the Cayman Islands. We do not believe there are any decrees or regulations under the laws of the Cayman Islands applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common stock. There are no restrictions under CWN's Articles of Incorporation or Memorandum of Association or under Cayman Islands law as currently in effect that limit the right of non-resident owners to hold or vote our common shares or to receive dividends thereon. There is uncertainty as to whether the Courts of Cayman Island would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Cayman Island Courts against us or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Cayman Island providing for such enforcement.

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

  Chinese Currency

  The Chinese currency is the Renminbi ("RMB"). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal. Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which PRC has applied. The People's Bank of China, PRC's central banking authority, publishes the Renmini exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994. In addition, the People's Bank of China publishes the Renminbi exchange rates against other major foreign currencies. Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in the PRC.

  Foreign exchange is administered by the State Administration of Foreign Exchange ("SAFE"), and its local branch offices, all of which are subject to the supervision of the People's Bank of China. SAFE has established regulations relating to outward remittance by foreign investors of their share of net profit or dividends and final repatriation of their investments, in foreign currency. Subject to payment of applicable taxes, foreign investors may remit out of PRC, in foreign exchange, profit or dividends derived from a source within PRC. Swap centres have been established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation. The central foreign exchange adjustment centre is in Beijing and other centres have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions. Remittances by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of our or his investments in PRC) out of PRC is subject to the approval of the SAFE.

  We expect that once a subsidiary is established in the PRC, thirty percent of our operations will be in RMB.

  E.     Taxation

  Cayman Island Income Tax Consequences

  CWN is organized under the laws of Cayman Islands. At present, there is no Cayman Islands profit tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our United States shareholders, except shareholders ordinarily resident in the Cayman Islands. There is currently no reciprocal tax treaty between Cayman Islands and the United States regarding withholding taxes.

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

  H.    Documents on Display

  Any documents referred to in this Annual Report on Form 20-F may be inspected at our principal office located at Suite 510 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1 during normal business hours.

  I.     Subsidiary Information

  This item is not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

  This item is not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

  PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES

  There has not been a material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within 30 days, relating to any indebtedness of us or any of our significant subsidiaries. No payment of dividends is in arrears.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  There has been no modification of the instruments defining the rights of holders of any class of the Company's registered securities. There has been no modification or qualification of the rights evidenced by any class of the Company's registered securities by issuing or modifying any other class of securities. There are no assets securing any class of the Company's registered securities. There has been no change in the last financial year to the trustee of the Company's registered securities.

ITEM 15. CONTROLS AND PROCEDURES

  Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer/Chief Financial Officers, as of the end of the period covered by this report, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, we concluded our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including out principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

  Changes in Internal Control Over Financial Reporting

  There were no changes in our internal control over financial reporting that occurred during the 2004 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

  The Company's board of directors serves as its audit committee. The board has designated Mr. Andy S.W. Lam as its audit committee financial expert. Mr. Lam is an independent audit committee member, as defined by the rules of the Nasdaq Stock Market.

ITEM 16B. CODE OF ETHICS

  On October 29, 2004, the Company adopted a Code of Ethics (the "Code of Ethics"). A copy of our Code of Ethics is filed as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

            The following table sets forth the aggregate fees billed by our auditors, Moore Stephens Ellis Foster Ltd., for professional services rendered to us during the past two fiscal years ended December 31, 2004 and 2003. Our Board of Directors has considered these fees and services and has determined that the provision of these services is compatible with maintaining the independence of that firm.
	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees (1)	$10,000	$8,994
Audit-Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees	$0	$0
Totals	$10,000	$8,994

(1)	"Audit Fees" represent fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.
(2)	"Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit.
(3)	"Tax Fees" represent fees for tax compliance, tax advice and tax planning.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

  Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

  Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company's securities during 2004.

  PART III

ITEM 17. FINANCIAL STATEMENTS

  All financial statements herein are stated in accordance with accounting principles generally accepted in the United States. The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Annual Report:

Page #
Report of Independent Accountants	F-2
Year-end Consolidated Balance Sheet as of December 31, 2004 and 2003	F-3
Year-end Consolidated Statements of Stockholders' Equity for the years ended December 31, 2004 and 2003	F-4 to F-5
Year-end Consolidated Statements of Operations for the years ended December 31, 2004 and 2003	F-6
Year-end Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003	F-7
Notes to Consolidated Financial Statements	F-7 to F-17

ITEM 18. FINANCIAL STATEMENTS

  We have elected to provide financial statements pursuant to "Item 17 - Financial Statements and Exhibits."

ITEM 19. EXHIBITS
Exhibit No.		Document Description
1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN
2	**	Form of Convertible Debenture dated May 31, 2004
4(b)1	(1)	Content Partnership Agreement between NAI and Yahoo! Holdings (Hong Kong) Limited, dated January 1, 2001.
4(b)2	(1)	Partnership Agreement between CWN and ALPHATRADE.COM, dated April 16, 2002.
4(b) 3	**	Content Partnership Agreement with PR Newswire dated May 1, 2004
4(b) 4	**	On-Line Content Partnership Agreement with Tanrich Financial Management Ltd. dated July 12, 2004

4(b).5	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2003.
4(b).6	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004.
4(b) 7	**	Lease Agreement dated July 25, 2003 between Wertman Development Corporation and NAI
4(b) 8	**	Exchange Agreement between CWN and Marrick Investments Ltd.
8	**	List of Subsidiaries
11.1	**	Code of Ethics
12.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934
13.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

**	Filed herewith
(1)	Incorporated by reference to Exhibits of Registrant's Registration Statement on Form 20-F (file no. 000-33051) filed on Jul 3, 2002.

  SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  Date: June 30, 2005

ChineseWorldNet.com Inc., a Cayman Islands Corporation

/s/Joe Kin Foon Tai
JOE KIN FOON TAI President, Chief Executive Officer and Director

  CHINESEWORLDNET.COM INC.

  & SUBSIDIARIES

  Consolidated Financial Statements
  (Expressed in U.S. Dollars)

  DECEMBER 31, 2004 AND 2003
INDEX

  Report of Independent Registered Public Accounting Firm

  Consolidated Balance Sheets

  Consolidated Statements of Stockholders' Equity

  Consolidated Statements of Operations

  Consolidated Statements of Cash Flows

  Notes to Consolidated Financial Statements

  MOORE STEPHENS

  ELLIS FOSTER LTD.

      CHARTERED ACCOUNTANTS

  1650 West 1st Avenue

  Vancouver, BC Canada V6J 1G1

  Telephone: (604) 734-1112 Facsimile: (604) 714-5916

  E-Mail: generaldelivery@ellisfoster.com

  Website: www.ellisfoster.com

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINESEWORLDNET.COM INC. & SUBSIDIARIES

  We have audited the consolidated balance sheets of Chineseworldnet.com Inc. & Subsidiaries ("the Company") as at December 31, 2004 and 2003, and the related consolidated statements of stockholders' equity, operations and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

Vancouver, Canada	"MOORE STEPHENS ELLIS FOSTER LTD."
March 28, 2005	Chartered Accountants

  MSEFA partnership of incorporated professionals

  An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

  - members in principal cities throughout the world

  CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2004 and 2003
(Expressed in U.S. Dollars)
	2004	2003
ASSETS
Current assets
Cash and cash equivalents	$209,770	$265,349
Available for sales securities (Note 3)	1,559	3,835
Accounts receivable (less allowance for doubtful
accounts of $63,088 and $28,140, respectively)	34,844	32,929
Share subscription receivable	63,907	-
Prepaid expenses and deposits	4,122	4,563
Total current assets	314,202	306,676
Investment in Technology City Holdings Limited (Note 4)	-	1
Equipment (Note 5)	22,421	23,272
Total assets	$336,623	$329,949

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$55,761	$31,290
Due to related parties, non-interest bearing	51,835	180,123
Deferred revenue	12,170	28,430
Total current liabilities	119,766	239,843
Convertible debentures (Note 6)	150,000	-
Total liabilities	269,766	239,843
Commitments (Note 9)

STOCKHOLDERS' EQUITY
Share capital
Authorized:
100,000,000,000 common shares with a par value
of $0.001 per share
Issued and outstanding:
8,200,000 common shares	8,200	8,000
Additional paid-in capital	1,194,166	1,126,865
Accumulated other comprehensive income	19,447	14,251
(Deficit)	(1,154,956)	(1,059,010)
Total stockholders' equity	66,857	90,106
Total liabilities and stockholders' equity	$336,623	$329,949

The accompanying notes are an integral part of these financial statements.

  CHINESEWORLDNET.COM INC. & SUBSIDIARIES

				Compre-		other	Total
			Additional	hensive	Retained	compre-	Stock-
	Common stock		paid-in	income	earnings	hensive	holders'
	Shares	Amount	capital	(loss)	(deficit)	income (loss)	equity

Balance, December 31, 2000	6,000,000	$6,000	$1,095,961	$-	$(336,867)	$651	$765,745

Issued 2,000,000 common shares
(previously allotted) on February 5, 2001	2,000,000	2,000	(2,000)	-	-	-	-

Forgiveness of consulting fees owed to
a company related to a director and
significant shareholder	-	-	30,000	-	-	-	30,000

Imputed interest on amounts due to
related parties			986	-	-	-	986

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(191,140)	(191,140)	-	(191,140)
- foreign currency translation adjustment	-	-	-	5,773	-	5,773	5,773
- change in net unrealized loss on available
for sale securities	-	-	-	(569)	-	-569	(569)

Comprehensive income (loss)				$(185,936)

Balance, December 31, 2001	8,000,000	8,000	1,124,947		(528,007)	5,855	610,795

The accompanying notes are an integral part of these financial statements.

  CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Stockholders' Equity						Page 2 of 3
(Expressed in U.S. Dollars)
						Accumulated
				Compre-		Other	Total
			Additional	hensive	Retained	compre-	Stock-
	Common stock		paid-in	income	earnings	Hensive	holders'
	Shares	Amount	capital	(loss)	(deficit)	income (loss)	equity

Balance, December 31, 2001	8,000,000	$8,000	$1,124,947	$-	$(528,007)	$5,855	$610,795

Imputed interest on amounts due to
related parties	-	-	879	-	-	-	879

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(367,690)	(367,690)	-	(367,690)
- foreign currency translation adjustment	-	-	-	532	-	532	532
- change in net unrealized loss on available
for sale securities	-	-	-	(30)	-	(30)	(30)

Comprehensive income (loss)				$(367,188)

Balance, December 31, 2002	8,000,000	8,000	1,125,826		(895,697)	6,357	244,486

Imputed interest on amounts due to
related parties	-	-	1,039	-	-	-	1,039

Components of comprehensive income (loss):
- net (loss) for the year	-	-		(163,313)	(163,313)	-	(163,313)
- foreign currency translation adjustment	-	-		8,216	-	8,216	8,216
- change in net unrealized loss on available
for sale securities	-	-		(322)	-	(322)	(322)

Comprehensive income (loss)				$(155,419)

Balance, December 31, 2003	8,000,000	8,000	1,126,865		(1,059,010)	14,251	90,106

The accompanying notes are an integral part of these financial statements.

  CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Stockholders' Equity						Page 3 of 3
(Expressed in U.S. Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive	Retained	compre-	Stock-
	Common stock		paid-in	income	earnings	hensive	holders'
	Shares	Amount	capital	(loss)	(deficit)	income (loss)	equity

Balance, December 31, 2003	8,000,000	$8,000	$1,126,865	$-	$(1,059,010)	$14,251	$90,106

Issue 200,000 shares to Technology City for cash	200,000	200	66,194				66,394

Imputed interest on amounts due to
related parties			1,107				1,107

Components of comprehensive income (loss):
- net (loss) for the year				(95,946)	(95,946)		(95,946)
- foreign currency translation adjustment				5,266		5,266	5,266
- change in net unrealized loss on available
for sale securities				(70)		(70)	(70)

				$(90,750)

Balance, December 31, 2004	8,200,000	$8,200	$1,194,166		$(1,154,956)	$19,447	$66,857

  The accompanying notes are an integral part of these financial statements.

  CHINESEWORLDNET.COM INC. & SUBSIDIARIES

  Consolidated Statements of Operations
  (Expressed in U.S. Dollars)

	2004	2003	2002

Revenue	$487,710	$247,293	$234,716

Expenses
Advertising and promotion	86,199	41,050	16,596
Audit and legal	24,989	12,112	17,995
Consulting fees	29,354	24,000	18,000
Depreciation	6,784	7,640	8,758
Interest (non-cash imputed interest
- related parties)	1,107	1,039	879
Interest expense on long-term debt	4,398	-	-
Office and miscellaneous	23,347	30,321	23,447
Printing	18,276	12,682	63,127
Provision for bad and doubtful debts	26,458	4,467	16,988
Rent and operating	34,383	28,696	34,603
Salaries and benefits	261,491	225,880	283,521
Telephone	10,993	6,143	6,790
Travel and entertainment	42,227	18,640	15,059

Total expenses	570,006	412,670	505,763

Other income (loss)
Interest and sundry income	376	1,691	6,124
Foreign exchange loss and other losses	(15,988)	(227)	(2,768)
Gain (loss) on sale of available for sale securities	(252)	600	-
Recovery (write down) of investment	2,214	-	(99,999)

Other income (loss), net	(13,650)	2,064	(96,643)

Net (loss) for the year	$(95,946)	$(163,313)	$(367,690)

(Loss) per share - basic and diluted	$(0.01)	$(0.02)	$(0.05)

Weighted average number of
common shares outstanding
- basic and diluted	8,004,384	8,000,000	8,000,000

The accompanying notes are an integral part of these financial statements.

  CHINESEWORLDNET.COM INC. & SUBSIDIARIES

  Consolidated Statements of Cash Flows
  (Expressed in U.S. Dollars)

	2004	2003	2002

Cash flows from (used in) operating activities
Net (loss) for the year	$(95,946)	$(163,313)	$(367,690)
Adjustment to reconcile net (loss) to
net cash used in operating activities:
- depreciation	6,784	7,640	8,758
- interest (imputed) - related parties	1,107	1,039	879
- interest accrued on loan from non-related party	1,466	-	-
- loss (gain) on sale of available for sale securities	252	(536)	-
- write down (recovery) of investment	(2,214)	-	99,999
Changes in assets and liabilities
- accounts receivable	548	6,519	16,854
- prepaid expenses and deposits	719	4,488	(1,964)
- accounts payable and accrued liabilities	16,918	(10,606)	(10,283)
- income taxes	-	-	897
- deferred revenue	(17,054)	672	7,789
Net cash used in operating activities	(87,420)	(154,097)	(244,761)

Cash flows from (used in) financing activities
Advances from related parties	(27,068)	124,000	15,104
Advances from non-related parties	55,659	-	-
Net cash from financing activities	28,591	124,000	15,104

Cash flows from (used in) investing activities
Purchase of equipment	(4,356)	(1,467)	(3,098)
Proceeds on disposal of equipment	-	-	39
Proceeds on disposal of available for sale securities	-	1,509	-

Net cash from (used in) investing activities	(4,356)	42	(3,059)

Foreign exchange loss (gain) on
cash held in foreign currency	7,606	8,465	321

Decrease in cash and cash equivalents	(55,579)	(21,590)	(232,395)

Cash and cash equivalents, beginning of year	265,349	286,939	519,334

Cash and cash equivalents, end of year	$209,770	$265,349	$286,939

Supplemental disclosure of cash flow information:
Cash paid for interest, net of interest capitalized	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

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

  2.     Significant Accounting Policies (continued)

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

  Foreign Currency Translations

  Assets and liabilities of the foreign subsidiary (whose functional currency is Canadian dollars) are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

  Advertising Expenses

  The Company expensed advertising costs as incurred. Advertising expense for the year ended December 31, 2004, 2003 and 2002 were approximately $86,199, $41,050, and $16,596 respectively.

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

  2.     Significant Accounting Policies (continued)

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

  The Company has cash and cash equivalents with various financial institutions, which exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. At December 31, 2004, the Company had cash on deposit of $129,215 (2003 - $128,164) in excess of insured limits. However, the Company does not anticipate non-performance.

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

  2.     Significant Accounting Policies (continued)

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

  2.     Significant Accounting Policies (continued)

  Stock-based Compensation

  The Company has adopted the fair value method of accounting for stock-based compensation as recommended by the Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-based Compensation.

  The Company did not grant any stock options during the fiscal years 2004, 2003 and 2002. The adoption of SFAS 123 does not have an impact on the Company's financial statements.

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

  2.      Significant Accounting Policies (continued)

  Accounts Receivable

  Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a consistent basis to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance.

  Deferred Revenue

  The Company defers revenue over the service period per contract agreement and in case of subscriptions, over the subscription period.

  New Accounting Pronouncements

  In April 2004, the EITF released Issue No. 03-06, Participating Securities and the Two Class Method under SFAS No. 128, Earnings per Share, which addressed a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. It requires that undistributed earnings for the period be allocated to a participating security based on the contractual participation rights of the security to share in those earnings as if all the earnings for the period had been distributed in calculating earnings per share. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 15, 2004. It requires that prior period earnings per share amounts be restated to ensure comparability year over year. The adoption of EITF Issue No. 03-06 did not have an impact on the Company's financial statements.

  In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4", which is the result of the FASB's project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company's financial statements.

  2.      Significant Accounting Policies (continued)

  (t) New Accounting Pronouncements (continued)

  In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FASB No. 153 will not have a material impact on the Company's financial statements.

  Reclassifications

  Certain other reclassifications have been made to prior year's consolidated financial statements to confirm the current year's presentation.

  3.      Available for Sale Securities

  Available for sale securities consists of marketable securities and are summarized as follows:

	Cost	Gross unrealized gains	Gross unrealized losses	Accumulated unrealized losses	Market value

December 31, 2002	$ 2,511	$ 117	$ (716)	$ (599)	$ 1,912
Change during the year	2,245	581	(903)	(322)	1,923
December 31, 2003	$ 4,756	$ 698	$ (1,619)	$ (921)	$ 3,835
Change during the year	(2,206)	24	(94)	(70)	(2,276)
December 31, 2004	$ 2,334	$ 722	$ (1,497)	$ (775)	$ 1,559

  4.      Investment in Technology City Holdings Limited

  The Company subscribed 100,000 shares with a par value of $1 each for $100,000 in a private company which was incorporated in the British Virgin Islands operating a business in providing financial information on listed securities in Hong Kong through internet and other peripheral media such as paging and television. The 100,000 shares subscribed by the Company represent 4.167% of the total issued share capital of the private company. In 2002, the Company assessed that the recovery of the investment in relations to the future projected cash flows from the investment is doubtful and there is no market available to liquidate the above noted subscribed shares. Therefore, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the investment was written down to a nominal value of $1.

  In 2004, the Company purchased the remaining asset in Technology City Holdings Limited in exchange for 200,000 common shares of the Company for US$69,282 (HK$540,000). A recovery of $2,887 was recognized for the Company's portion of ownership in the investment and the balance of $66,194 was recorded in the paid in capital. US$69,282 was received subsequent to the year-end.

  5.       Equipment
	2004			2003
	Cost	Accumulated amortization	Net book value	Net book value
Furniture and fixtures	$ 16,900	$ 9,669	$ 7,231	$ 8,280
Computer equipment	56,122	40,932	15,190	14,992
Total	$ 73,022	$ 50,601	$ 22,421	$ 23,272

  6.      Convertible Debentures

  The convertible debentures were established with an investor and a related company owned by a director as a working capital credit facility of US$50,000 and US$100,000 respectively with advances secured by two unregistered three-year convertible debentures, which are due on May 31, 2007. Simple interest accrues at 5% per annum on the amount of principal outstanding. The debentures are convertible into common shares of the Company upon the Company completing its registration statement with the relevant securities commission. The amount of the debenture remaining outstanding is convertible into one fully paid and non-assessable common share of the Company at a price per share that is equal to the higher of: 1) the 30-day closing average price of its common shares on its principal market which shall initially be the OTC Bulletin Board discounted at 20% calculated from the date the conversion notice is received by the Company, or 2) US$0.60 per share, prior to maturity.

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

  In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, no beneficial conversion feature was calculated on the issuance of the convertible debenture.

  7.       Income Taxes

  The parent company is not subject to income taxes. NAI has an estimated tax loss carryforward of $660,000, which will begin to expire commencing 2007 to 2011.

  Reconciliation of the applicable income tax rate (36%) applied to pre-tax accounting (loss) compared to the expense (benefit) for income tax in the consolidated statement of operations:

	2004	2003	2002

Income tax (benefit) at the applicable rate	$(4,900)	$(49,000)	$(105,000)
Adjustment resulting from:
- non-taxable income	-	-	-
- non-deductible loss	-	-	-
- unused tax loss carryforward	4,900	49,000	105,000
	$-	$-	$-

  The tax effect of temporary difference that give rise to the Company's deferred tax assets are as follows:

	2004	2003	2002

Estimated tax loss carryforward	$229,000	$211,000	$192,600
Less: Valuation allowance	(229,000)	(211,000)	(192,600)
	$-	$-	$-

  8.       Related Party Transactions

  In 2004, The Company accrued $24,000 (2003 - $24,000, 2002 - $18,000) in consulting fees to a company related to a director of the Company.

  In 2004, The Company recorded imputed interest of $1,107 (2003 - $1,039, 2002 - $879) at an interest rate of 4% per annum on the advances from a stockholder and a director.

  9.      Commitments

  The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

2005	$49,150
2006	26,215
$75,365