Form 20-F
period 2005-12-31
CHINESEWORLDNET COM INC
filed 2006-07-17
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ________________________________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________________

For the transition period from ___________________________ to ________________________________

Commission file number 000-33051

CHINESEWORLDNET.COM INC.
(Exact name of registrant as specified in our charter)

Not Applicable
(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,200,000 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 ☐ Yes    ☒No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes    ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 ☐ Yes    ☒No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

 ☐ Large accelerated filer  ☐ Accelerated filer        ☒Non-accelerated filer

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 ☐ Yes    ☒No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17    ☐Item 18

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Except as the context otherwise requires, all references in this Annual Report on Form 20-F to “we,” “us,” “our,” “CWN” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI-Interactive Ltd., a company incorporated under the laws of British Columbia (“NAI”) and ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWNHK”). Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars. All monetary amounts contained in this Annual Report are in United States dollars unless otherwise indicated.

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

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of December 31, 2005 unless otherwise indicated.

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

These forward-looking statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from our historical results, as well as those expressed in, anticipated or implied by these forward-looking statements. These factors include, but are not limited to, the fact that we are a development stage, Internet based provider of news and information on small and micro-cap public companies, will need additional financing to develop our activities and will be subject to certain technological and risks doing business in the People’s Republic of China (the “PRC”). These and other factors are set forth in more detail in the Section entitled “Risk Factors” at Item 3 and “Operating and Financial Review and Prospects” at Item 5, as well as elsewhere in this Report. We do not undertake any obligation to revise or update these forward-looking statements to reflect any future events or circumstances.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Report on Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 (the “Exchange Act”) and, as such, there is no requirement to provide any information under this item.

ITEM2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected consolidated financial information which has been derived from our consolidated financial statements prepared in accordance with US GAAP for our most recently completed fiscal periods consisting of the years ended December 31, 2005, 2004, 2003, 2002 and 2001. The financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Results of Operations” under “Item 5 - Operating and Financial Review and Prospects.”

	Year ended December 31,
	2005	2004	2003	2002	2001
Income Statement:
Operating revenues	$533,521	$487,710	$247,293	$234,716	$338,237
Operating loss before income taxes	78,030	(95,946)	(163,313)	(367,690)	(191,140)
Net loss	78,030	(95,946)	(163,313)	(367,690)	(191,140)
Loss per share (basic and diluted)	(0.01)	(0.01)	(0.02)	(0.05)	(0.02)
Common shares outstanding	8,200,000	8,004,384	8,000,000	8,000,000	7,808,219

Consolidated Balance Sheet:
Total assets	$312,053	$336,623	$329,949	$356,864	$708,088
Equipment	16,767	22,421	23,272	24,620	30,078
Total liabilities	170,469	119,766	239,843	112,378	97,293
Stockholders’ equity	(8,416)	66,857	90,106	244,486	610,795

No dividends have been declared or paid in 2005.

B.	Capitalization And Indebtedness

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Reasons for the Offer and Use of Proceeds

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.	Risk Factors

The following discussion in this Annual Report on Form 20-F contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed under the captions “Item 4 - Information on the Company” and “Item 5- Operating and Financial Review and Prospects” as well as those discussed elsewhere in this Report. In evaluating our business, prospects and results of operations, readers should carefully consider the following factors in addition to other information presented in this Report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations. See “Cautionary Notice Regarding Forward Looking Statements” above.

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

We are pursuing a number of growth strategies, which will require us to expand our data and information content and service offerings through internal development efforts. We also seek partnerships, and potentially joint ventures and acquisitions with providers o financial products and services to customers in North America and Asia to implement our growth strategies. Some of these strategies relate to new service offerings for which there are no established markets in North America or the PRC, or relate to service offerings in which we lack experience and expertise. We cannot assure you that we will be able to deliver new service offerings on a commercially viable basis or in a timely manner, or at all.

In addition to our premium subscription based service offerings, we also intend to increase our online banner advertising revenue from our website by increasing the number of sponsors for some of our website content. Our current online advertising business has been limited and, to date, we do not have significant experience with selling Internet-based banner advertising. In addition, we intend to increase revenue through NAI’s investment seminars and conferences. In order to successfully implement our growth strategies, we would need to hire additional employees and incur costs relating to any efforts to increase our advertising revenues and investment seminar and conference revenues, which could adversely affect our financial condition and operating results. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies by offering premium subscription services, advertising, and seminars. If we are unable to successfully implement our growth strategies, our revenue and profitability will not grow as we expect, if at all, and our competitiveness may be materially and adversely affected.

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

We currently offer to our premium subscribers a small number of personalized service packages with different features and functionalities. If we introduce a new feature or a new research tool that is not favorably received, our current premium subscribers may not continue to use our service as frequently as before. New subscribers could also choose a competitive or different service offering over ours. We may also experience difficulties that could delay or prevent us from introducing new research tools or features. Furthermore, these research tools or features may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these research tools or features to correct these errors. Our business could be materially and adversely affected if we experience difficulties or delays in introducing new features and research tools or if these new features and research tools are not accepted by user.

Our revenues could decline if we fail to attract sufficient numbers of premium subscribers to our personalized service packages or if we fail to retain our existing subscribers.

We depend on the sale of our premium service packages such as MyCWN for a portion of our revenues. We charge premium subscribers a monthly subscription fee of $9.95 or an annual fee of $59.95. We also offer real-time streaming stock quotes at different levels ranging from $30 to $40 per month. As our premium service packages become more comprehensive and higher priced, we expect that our future revenues and revenue growth will increasingly depend on sales of our premium service packages to a much greater extent than other streams of revenue such as those from our banner advertising. If we fail to attract a sufficient number of subscribers to our premium service packages, our revenues could decline. Moreover, our financial success depends on our ability to retain our subscribers who pay no fee and migrate them to our premium service packages. We may not be able to continue to develop newer and more comprehensive service packages that our subscribers will be willing to purchase. If we are unsuccessful at developing new premium services packages that are attractive to our users, or if our users continue to use our free services rather than purchase premium services, our revenues could decline.

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

We believe that a general increase in competition for online financial services has elevated the importance of brand building and brand awareness. We also believe that maintaining and growing awareness about our www.chineseworldnet.com and www.na-investor.com websites and their associate brands is an important aspect of our efforts to continue to attract users. Our planned products and services may not have widely recognized brands, and we will need to increase awareness of these brands among potential users. Despite our continued efforts to build brand awareness, they may not be cost effective or successful in the future in reaching potential users, and some potential users may not be receptive to our advertising campaign or other efforts. Accordingly, our efforts may not be successful in raising awareness of our websites and their associate brands or in persuading potential users to subscribe to our products or visit our sites.

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

Because our services can be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of that material, such as violation of censorship laws in the PRC. In addition, we do not carry any liability insurance to indemnify us for all liability that may be imposed. Any imposition of liability could have a material adverse effect on our business, results of operations and financial condition.

We may be liable for the content of our electronic and hard copy publishing and such potential liability could harm our business.

We are paid by companies to produce company reviews, which are distributed to target investors by email and mail and published on our website. Our users may request and receive directly from us a hard copy of any such review. We make no recommendation for the purchase of securities in any of our public company clients’ securities and each report contains a disclaimer to that effect. We do not send out unsolicited copies of the reports on our client companies’ behalf. We receive a fee from the client company for preparing the report but receive no underlying interest in the client company’s securities nor do we take any position in those securities.

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

A failure of our internal security measures or breach of our privacy protections could cause us to lose subscribers and subject us to liability.

 Users who subscribe to our premium subscription-based products are required to furnish certain personal information which we use to administer our services. We also require users of some of our free products and features to provide us with certain personal information. Additionally, we rely on security and authentication technology licensed from third parties to perform real-time credit card authorization and verification, and at times rely on third parties, including technology consulting firms, to help protect its infrastructure from security threats. In this regard, our users depend on us to keep their personal information safe and private and not to disclose it to third parties or permit its security to be breached. If our users perceive that we are not protecting their privacy, or if the technology developed by these third parties that we use does not function as anticipated and our information security measures are breached, our users could be discouraged from registering to use our free services or our premium services, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is dependent on the level of trading activity in PRC’s securities markets. Volatility in PRC’s securities markets could dampen investors’ interest in such markets and adversely affect our revenue and profitability.

Our business is dependent on user demand for market intelligence on various securities markets, including PRC’s securities markets. The demand for investment in PRC’s securities markets has fluctuated with the level of trading activity there. During the past several years, PRC’s securities markets have experienced significant decline. On June 6, 2005, the Shanghai Stock Exchange Index reached its lowest level since March 1997, over the past five years both the Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange Index have experienced significant decline in index value. If the PRC’s securities markets continue to weaken, and if investors’ interest in PRC’s securities markets continues to decline, our business could be significantly and adversely affected.

A substantial amount of our revenues are billed on a fixed-price basis which may be subject to cost over-runs and we may incur a loss as a result.

A substantial percentage of our IR/PR business and the planned Portal business, which are explained in more detail under Item 4 - “Information on the Company,” are individual and short-term projects billed on a fixed-price basis as distinguished from a method of billing on a time and materials basis. Our failure to obtain new business in any given quarter or estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete fixed-price engagements within budget, on time and to clients’ satisfaction could expose us to risks associated with cost overruns, which could have a material adverse effect on our business.

A failure to attract individual investors to our investment seminars and conferences could decrease the attendance of presenting companies at our seminars and conferences, which may adversely affect our revenues.

As a part of the investor relations and public relations services that NAI offers, the organization of Chinese investment seminars provides for a significant portion of our total revenues. NAI charges a fee of $4,000 per presenting company and $2,000 for basic exhibition booths at these seminars. Individual investors however, are permitted to attend free of charge. Presenting companies and companies with exhibition booths typically attend for the purpose of meeting individual investors. If we fail to attract a sufficient number of individual investors to our seminars, we may experience a decline in our attendees who pay a fee to attend the seminars which would adversely affect our revenues.

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

We offer our subscribers trained customer support through a toll free telephone number to call when they are in North America. Our trained customer support personnel are available to our subscribers to assist in English, Cantonese or Mandarin with their technical problems as well as personalized account problems and content search needs. We depend on our customer support force to explain our service offerings to our existing and potential subscribers and resolve our subscribers’ problems. Many of our customer support personnel have only worked for us for a short period of time, and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. In addition, we will need to further increase the size of our customer support force as our business continues to grow. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. Also, hiring multilingual staff can be difficult. As a result, our business could be adversely affected if we do not continue to expand and maintain an effective customer support force.

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

The online financial data and information services market for the Chinese community in North America is relatively new, has few substantial barriers to entry and is competitive and rapidly changing. More broadly, the number of financial news and information sources competing for consumers’ attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities.

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

•	English Content:

-
online services or websites focused on business, finance and investing, such as CBS.MarketWatch.com, CNBC on MSN Money, CNNfn.com, The Wall Street Journal Interactive Edition, TheStreet.com, Globeinvestor.com, The New York Times on the Web, DowJones.com, SmartMoney.com, and The Motley Fool;

-	publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio and CNBC;

-	providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service and Dow Jones Markets;

-	web “portal” companies, such as Yahoo! and America Online; and

-	online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE and TD Waterhouse.

•	Chinese Content:

-	web “portal” companies, such as Yahoo! China, Yahoo! Hong Kong, China.com, Taiwan.com, Sina.com, Sohu.com, HongKong.com, Tom.com, 36.com, Netease.com, Yam, and Hinet;

-	publishers and distributors of traditional media, including print, radio and television, such as Apple Daily, MingPao Daily, ChinaByte and Xinhua News Agency;

-	online brokerage firms, many of which provide financial and investment news and information, such as ez128.com, Cash Online, Pt123.com; and

-	online services or websites focused on business, finance and investing, such as Chinesefn.com, HKNasdaq.com, www.meigu.com, Chinese.wsj.com, www.cnyes.com.

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

We also compete with other websites, television, radio and print media for a share of advertisers’ total advertising budgets. If advertisers perceive the Internet or our websites to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our websites.

Furthermore, we are experiencing increased competition with a growing number of companies in the United States and Canada with respect to our conference and seminar business and IR/PR services. There is a growing trend for these companies to put on trade shows and conferences regarding investing into China, which competes with our business. If we are not able to effectively compete with these companies for the limited marketing budgets of attendees, our business may be adversely effected and our financial performance may be harmed.

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

Our revenue growth also depends on the increasing acceptance and use of electronic commerce in the region comprised of the PRC, Hong Kong and Taiwan (referred in this Report as “Greater China”). The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond our control, including: inexperience with the Internet as a sales and distribution channel; inadequate development of the necessary infrastructure to facilitate electronic commerce; concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and inexperience with credit card usage or with other means of electronic payment in the PRC.

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

Our entry into the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure in the PRC by the Chinese government

Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards and where private companies compete as ISPs, the telecommunications infrastructure in PRC is not as well developed. In addition, access to the Internet in PRC is accomplished primarily by means of the government’s backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the Chinese government and is the only means for the domestic Chinese Internet network to connect to the international Internet network. Although private sector ISPs exist in PRC, almost all access to the Internet is accomplished through ChinaNet, PRC’s primary commercial network, which is owned and operated by the Chinese government. We will rely on this backbone and telecom companies to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the Chinese government to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in PRC. We will have no means of accessing alternative networks and services in PRC, on a timely basis or at all, in the event of any disruption or failure. The Internet infrastructure in PRC may not support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, our business could be materially and adversely affected.

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

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. Changes in the PRC’s political, economic and social conditions, adjustments in policies of the Chinese government or changes in the Chinese’s laws and regulations may adversely affect our results of operations and financial condition. The Chinese economy has experienced significant growth in the past decade, but this growth has been uneven across geographic and economic sectors and has recently been slowing. Such growth may not continue and any slow down may have a negative effect on our business. The international financial markets in which the securities of the Chinese government, agencies and private entities are traded have experienced significant price fluctuations upon speculation that the Chinese government may devalue the renminbi which could increase our costs relative to our Chinese revenues.

Hong Kong. As part of our expansion plan, a small part of our business will be generated from Hong Kong. Hong Kong is a Special Administrative Region of the PRC (“SAR”) with its own government and legislature. Hong Kong enjoys a high degree of autonomy from PRC under the principle of one country, two systems, however, such autonomy may not continue. The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. However, in early 1999, the Hong Kong dollar was subject to currency speculation and the SAR government substantially supported the market for the Hong Kong dollar, both directly and indirectly through the large-scale purchase of securities listed on the Hong Kong Stock Exchange. The historical currency peg of the Hong Kong dollar to the U.S. dollar may not be maintained, and accordingly may adversely affect our business.

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

The PRC’s regulation of content distributed on the Internet may adversely affect our business.

PRC has enacted regulations governing Internet access and the distribution of news and other information. The Ministry of Information Industry (the “MII”) has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese laws prohibiting the distribution of content deemed to be socially destabilizing. Because many Chinese laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. Under the PRC’s regulations on telecommunications and Internet information services, Internet information service providers are prohibited from producing, duplicating, releasing or distributing any information which falls within one or more of nine stipulated categories of “undesirable content”. These categories cover any information which:

•	contravenes the basic principles enshrined in the PRC Constitution;

•	endangers the security or unity of the State;

•	undermines the State’s religious policies;

•	undermines public order or social stability; or

•	contains obscene, pornographic, violent or other illegal content or information otherwise prohibited by law.

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

Periodically, the Ministry of Public Security has stopped the distribution of information over the Internet which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local ISP to block any website maintained outside of PRC at our sole discretion. websites that are blocked in PRC include many major news-related websites such as www.cnn.com, www.latimes.com, www.nytimes.com and ww.appledaily.com.hk. The Chinese government has also expressed its intention to closely control possible new areas of business presented by the Internet, such as Internet telephony.

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

Issues, risks and uncertainties relating to the PRC government regulation of the Chinese Internet sector include the following:

•
China began its third year as a World Trade Organization (WTO) member on December 11, 2003 The problems that foreign telecom service providers have faced in accessing China's market should improve in year three as foreign companies will be permitted to establish joint venture operations in domestic or international data services without quantitative restrictions in Beijing, Guangzhou, and Shanghai—though the foreign investment share may not exceed 25 percent. Foreign companies will be able to invest up to 49 percent. Although, PRC was officially admitted to the WTO, it is still not clear how this agreement may be changed in future.

•
The numerous and often vague restrictions on acceptable content in the PRC subjects us to potential civil and criminal liability, temporary blockage of our website or complete cessation of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information.

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

Chinese government policy prohibit foreign investment in the telecommunications services industry, which it has defined to include Internet-related businesses. We may not be in compliance with current Chinese government policies and the Chinese government may not view our intended business in the PRC as in compliance with these policies or any policies that may be made in the future. If we are not viewed as complying with these policies or any regulations that may be created relating to foreign ownership of Internet- related businesses, the Chinese government could block us from starting our development plan in PRC or take other actions that could harm our business.

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

If we do not comply with Chinese government regulations related to organizing public business and investment seminars and conferences, the Chinese government could cause us to discontinue our seminar services in China.

We typically work with local event organizers in China to help us establish seminars and conferences who we depend on to obtain proper permits in China for these events. However, if the Chinese government found that we are not compliant with their requirements to hold seminars and conferences in China, they may prohibit us from holding future events which would result in a significant restriction to our business and negatively impact our revenues.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if renminbi were to decline in value, reducing our projected revenues in U.S. dollars.

We intend to generate revenues and incur expenses and liabilities in Chinese renminbi, Taiwan dollars, Hong Kong dollars, Canadian dollars and U.S. dollars. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on PRC’s domestic and international economic and political developments, as well as supply and demand in the local market. Since July of 1995, the official exchange rate for the conversion of renminbi to U.S. dollars has been free floating and the renminbi has appreciated slightly against the U.S. dollar. So the renminbi may not continue to remain stable against the U.S. dollar or any other foreign currency. Our results of operations and financial condition may be affected by changes in the value of renminbi and other currencies in which our earnings and obligations are denominated. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.

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

In October of 2005, a market maker filed a Form 15c2-11 on our behalf with the National Association of Securities Dealers in connection with our intention to apply for quotation of our common shares on the OTC Bulletin Board.

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

There are currently no employees stationed in Toronto. In 2005, we discontinued our lease of business center space in Toronto, which was used by our employees in Vancouver when they travelled to Toronto. Starting February 2005, we began renting a P.O. box at The Toronto Board of Trade at P.O. Box 60, 1 First Canadian Place, Toronto, Ontario, M5X 1C1 which forwards our mail back to our Vancouver office.

On November 1, 2004, we also started operations in Hong Kong through our subsidiary, CWNHK, at their office at Room 1101, St.George’s Building, 2 Ice House Street Central, Hong Kong. CWNHK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market. There are currently no employees of CWN stationed permanently in Hong Kong.

We have two principal businesses: (1) the Internet Financial Portal (“Portal”) business, conducted under the ChineseWorldnet.com brand via “www.chineseworldnet.com“ website and (2) the Investor Relations / Public Relations (“IR/PR”) business conducted through NAI via a number of media channels including the internet (www.na-investor.com website) and investment seminars/conferences. Our IR/PR business was the result of the acquisition of NAI-Interactive Ltd, a Canadian company incorporated under the laws of British Columbia, on January 15, 2000 from Ms. Tin Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai. The purchase price was 112,500 of our common shares valued at $5,625.

Our plan was to first launch our Portal and IR/PR businesses in North America and then to expand both businesses into Hong Kong, the PRC and Taiwan. See “Corporate Strategy and Strategic Business Plan” below for details. We have launched the Portal and IR/PR businesses in North America.

B.	Business Overview

Internet Financial Portal Business

Introduction

ChineseWorldNet.com, via our “www.chineseworldnet.com” website, is a financial web-based portal that provides up-to-date financial information and financial management tools in Chinese to our target audience, the Chinese community in North America. Our Portal provides financial news and information on North American blue chip and large cap S&P 500 public companies listed or quoted on the New York Stock Exchange, the American Exchange, NASDAQ and Toronto Stock Exchange, as well as Shanghai Stock Exchange and Shenzhen Stock Exchange and Taiwanese companies and market news by an in-house editorial team, with Hong Kong company and market news provided by our partners. When the Portal was in its development stage, all of the information or services provided through our www.chineseworldnet.com website was free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who paid no subscription fee. After the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called “Premium Subscribers,” who are required to be registered as a subscriber and pay a fee to obtain certain premium and personalized products and services.

We generate direct revenues from a number of means through the www.chineseworldnet.com website including premium subscription fees and on-line marketing services. See “Revenue Model of the Portal Business” below for further details.

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

1.	Company Profile

This section features a variety of interactive investment tools that enable users to conduct their own financial research, including:

•	Delayed stock quotes;

•	Summary company profiles;

•	Analysts’ buy/sell ratings;

•	Company news;

•	Insider trading information;

•	Intraday and Historical stock charts; and

•	Financial Statement Summary.

2.	Markets

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

These additional services are provided to Premium Subscribers, who currently pay a monthly subscription fee of $9.95. In addition to the monthly subscription fee, as of May 1, 2005, the annual subscription fee was implemented and is charged at $59.95 per annum. Please see “Corporate Strategy and Strategic Business Plan” section below for details.

a.	Personalized Financial Services “MyCWN”

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

Starting in October 2002, we offered real-time streaming stock quotes as an additional premium service for registered users for which we charge a fee. This service is provided through a third-party supplier. The current fee is $30 per month per user for Level 1 real time quotes and $40 per month per user for Level 2 real time quotes as of May 1, 2005. Level 1 represents the basic real-time stock price while Level 2 quotes include the market depth of the trading activity also.

We are in the planning stage for other premium services, such as special investment tools and premium research reports, for the web portal.

Revenue Model for the Portal Business

1.	Subscription Fees

Until October 2002, all of the information or services provided through our www.chineseworldnet.com website was offered free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who were not required to pay a subscription fee. Since the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called “Premium Subscribers”, who are required to be registered as subscribers and to pay a subscription fee to obtain access to certain premium and personalized products and services. Basic monthly subscription fees were decreased from $14.95 per user per month to $9.95 per user per month starting June 2005. The Company wanted to attract more subscribers to our website and believed that the most effective way was opening more free content to free subscribers and reducing the monthly fee to paying subscribers. On May 1, 2005, the annual subscription fee was implemented and is charged at $59.95 per annum.

2.	Banner Advertising

CWN intends to derive revenue from selling banner advertising to companies on the www.chineseworldnet.com website. The fee for six-month banner advertising is from $2,50 to $500 per month based on an estimated number of times the banner advertising will be seen by readers of the www.chineseworldnet.com website.

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

Through December 31, 2005, our Portal business has derived no revenue from this services offering. We will not receive transaction-based compensation either from our subscribers or the partner companies. Instead, a flat marketing fee from partner companies will be paid to us based on the number of subscribers opening new accounts.

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

NAI operates the www.na-investor.com website which provides IR/PR services to fee-paying North American public company clients who are listed or quoted on small and micro public markets in North America, such as the TSX Venture Exchange, the NASD OTC Bulletin Board and the Toronto Stock Exchange. All information on this website is in Chinese and the website also offers stock quotes, company reviews, newsletters and guide to investing in small and micro-cap companies to readers of the North American Chinese community. Currently, there are over 40,000 registered members for the www.na-investor.com website and it attracts over 900,000 readers each month.

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

In 2003 and 2005, NAI organized several conferences. In 2003, the conferences were named Chinese Financial Forum and in 2004, the Global Chinese Financial Forum to reflect the international nature of the event. In 2004, we filed for trademark protection for the name Global Chinese Financial Forum in Canada. NAI charges $2,000 for a basic exhibition booth per company. There are also other general sponsorship opportunities at each conference, ranging from $4,000 to $10,000. The conferences have been held in Vancouver and Toronto. The investment seminar and conference website is www.gcff.ca.

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

4.	Chinese Webpage Design, Hosting and Maintenance

NAI can assist client companies to create a Chinese web page for companies that have existing websites in English and would like to have link to a version of their websites in Chinese. These Chinese webpages will also be linked to the www.na-investor.com website in the featured company section. NAI charges a one-time set-up fee plus 12-month maintenance fee in total of $2,400 for this service.

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

NAI also provides translation services for client companies who want to translate promotional or financial materials from English into Chinese. NAI charges $100 per page for the translation service.

8.	Miscellaneous IR/PR Services

NAI also provides other miscellaneous IR/PR services to client companies such as design and printing of promotional materials and financial reports. This includes translation services for client companies who want to translate promotional or financial materials from English into Chinese. NAI charges $100 per page for the translation service.

9.	Financial Newspaper

From August 2001 through May 2003, NAI published a bi-weekly Chinese financial newspaper in Canada to provide readers with news of North American and Greater China’s stock markets, analysis and commentaries on particular industry sectors or companies as well as articles on investing in general. None of the contents of the newspaper were sponsored or paid by client companies other than ordinary course advertisements except that, upon the request of client companies, NAI would prepare a client company-sponsored written report to be distributed with the newspaper to readers. In that case, recipients of our-sponsored written report have been notified that our report should not be constituted as investment advice but an advertisement and the fact that it is sponsored by a client company. Beginning in September 2002, the newspaper was provided on a bi-weekly basis and was sold for $2.00 per copy. However, in May 2003, NAI decided to discontinue the publication of the financial newspaper due to difficulties generating enough paying readership to justify the cost of producing the newspaper.

10.	Investment Guides

NAI started to publish specialty investment publications in 2002. Its first investment handbook was on the mining sector. Companies pay $2,000 each to be profiled in the Chinese language handbook. The handbook is sold through our offices, on-line, and in selected bookstores for CDN$13.80 Canadian. In 2005, we published the Mining Investment Guide, Vol. 3. and Chinese stock Investment Guide, Vol 1.

Future Product / Service Offering

Currently, our IR/PR services are focused on introducing and promoting North American client companies to the Chinese investor community in North America. NAI plans to adopt the same model and expand it to other market segments such as, promoting client companies from Asia to the Chinese investor community of North America and Asian and North American client companies to the Chinese investor community in Asia. See “Corporate Strategy and Strategic Business Plan.”

Revenue Model of the IR/PR Business

For fiscal year ended December 31, 2005, NAI accounted for 100% of our revenues, which totalled $533,521. Sources of revenue for the IR/PR business are from each of the current product/service offerings mentioned above such as investment seminar, on-line marketing service, Chinese webpage design, hosting and maintenance, company review, translation service, miscellaneous IR/PR services and the financial newspaper.

NAI’s revenues for the years ended December 31, 2005, 2004 and 2003 were as follows:

Revenues	Year ended Dec.31, 2005	Year ended Dec. 31, 2004	Year ended Dec. 31, 2003
Banner Advertisement	$18,457	$9,377	$7,818
Company Review, Company Newsletter, Translation	10,973	21,593	3,610
Chinese Webpage Design, Hosting and Maintenance Computer Consultation Service	89,937 0	47,898 13,898	11,849 8,798
CWN Membership, Online Service	11,475	15,279	14,855
Online Marketing Service	13,107	13,881	36,460
Miscellaneous IR/PR Service	169,866	126,436	57,052
Investment Seminar	174,881	175,442	84,172
Financial Newspaper Investment Guides	0 42,880	0 63,591	12,939 9,698
Interest and Others	1,945	315	41
TOTAL REVENUE	$533,521	$487,710	$247,293

Corporate Strategy and Strategic Business Plan

Our goal is to become a global leader in the Internet-based financial community by providing a diverse range of financial information and news on public companies to Chinese investors in North America and Asia. Through our infrastructure and reader base, we strive to be a partner for various providers of financial products and services for marketing to Chinese investors in North America and Asia. We believe that we have already built a strong foundation with our current and planned product and service offerings of both the Portal and IR/PR business. However, we believe that the IR/PR business has limited potential in Hong Kong and China because these markets are different than the North American markets and are more competitive. We have started to plan to enter the greater China region with the launch of our new product, RZTO, a platform serving the fast-growing number of private Chinese companies seeking listing and access to capital in North American markets. This new platform is expected to be launched in the third quarter of 2006 and be based on a membership model where both Chinese companies and North American financial service providers will register to connect, access new projects, share ideas and business opportunities. This would, in turn, enable us to enter the next phase of our strategic plan which is to expand the reach of our businesses and services to users in Asia with a focus on the Greater China region. We believe that one of the biggest advantages of running an Internet-based business is that we can leverage our existing infrastructure to reach a broader ranger of target customers without a significant capital requirement. Based on this principle, we intend to maintain the operation of our businesses from our Vancouver office in Canada. However, we may consider other expansion options such as partnering with local partners or establishing a direct presence in certain markets. Details of our proposed expansion strategy of our services into other markets are as follows:

Geographic Market	Target Launch Date of the		Local Presence
	Portal Business	IR/PR Business
Canada and the United States	Launched in October 2002	Launched in 2001	The main operation of both businesses is from the Vancouver office. We also maintain an office in Toronto, Canada.
Hong Kong	Launched in 4th Quarter of 2004	1st Quarter of 2006
We have already established a local presence in Hong Kong by incorporating ChineseWorldNet.com (Hong Kong) Limited on December 22, 1999. ChineseWorldNet.com (Hong Kong) Limited is 99% owned by us with 1% owned by one of our directors. We established a new office in Hong Kong on November 1, 2004.

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

There were no significant developments with partners established in 2005. Our major focus during this time was opening up 80% of our paid content to our free subscribers which resulted in a dramatic increase to the traffic of our website www.chineseworldnet.com.

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

Our Primary Markets

The Internet

The number of Internet users in the Asia-Pacific region is increasing at an unprecedented rate and has reached over 300 million according to the data published by Nielsen/NetRatings in March 2005. This figure already surpassed the figures in the whole North America. The percentage of users in the region was only 8.4 percent of the population compared to 67 percent in North America.

By March 2005, China had 94 million internet users, which would make China the nation with the second-largest number of Internet users, behind the United States, which had about 201 million users (same data), and ahead of third place Japan with 67 million users. The growth of internet users in China from 2000-2005 is 317.8% compared to 110% in United States.

Hong Kong has a well educated, technologically savvy population. In December 2005, Internet World Statistics reported that there were 4,878,713 Internet users in Hong Kong (representing 69.2% of the population), up from 4,661,589 in May 2004. According to Nielsen/NetRatings, the active web usage in Hong Kong was 2,733,220 in July 2004, while the estimated active digital media universe is 4,878,713.

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

In terms of the Chinese market in North America, based upon the surveys described below, we believe that the Chinese population has greater purchasing power than the overall market. According to the independent survey done by ACNielsen at the end of year 2000 of residents in Vancouver, British Columbia, 46% of Chinese adults age 18 and over own a single-detached home. Furthermore, 72% of Chinese immigrants purchase new automobiles and 77% paid in cash for their new automobiles. We believe that these statistics indicate the affluence of Chinese immigrants to North America. Although the survey was only done in Vancouver, we believe this may indicate a trend throughout the major cities in North America. We believe that one of the key statistics is that, as of 2000, 86% of the Vancouver Chinese adults owned a home computer compared to only 50% of the total Canadian population. We believe this justifies the feasibility of a Chinese internet market in North America and their level of disposable income. Another significant market statistic is that of the top 10 media penetration in the Vancouver Chinese population, only one of the media outlets is in the mainstream English language market at 9th place. This suggests that most Chinese immigrants focus more on media in their native Chinese language.

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

The IR/PR market in Greater China is not well-established yet. However, that means that we could become one of the industry leaders in this area due to our existing infrastructure. A main problem of the Hong Kong Growth Enterprise Market (“GEM”), the stock exchange for micro-small cap start-up companies, is that there is very limited liquidity in terms of stock trading due to low market awareness of companies listed in GEM. With the number of listed companies increasing in the PRC and the existing well-established financial systems and markets in Hong Kong and Taiwan, we believe that the IR/PR business potential in the Greater China region is favourable.

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

•
Chineseinvestors.com Inc. operates the www.chinesefn.com website, is a leading financial portal that provides US stock market information and news. This company’s main business model is the online advertising revenue from financial services corporations such as Scottrade, E*Trade, Charles Schwab, Sutton Online or internet related companies like AT&T and GYC Telecom. Chineseinvestors.com does not have an established IR/PR business model that can generate on-going revenues for the company.

•
Sina.com is the most established Chinese news and media website, with over one million registered users. Sina.com offers websites for Chinese in North America, Taiwan, PRC and Hong Kong, as well as news, information on finance, life, shopping, chat, e-mail, games, horoscope and a search engine.

•
China Finance Online Inc., based in the PRC, serves investors in China by providing news, research reports, commentaries, streaming data, quotes of the China’s Stock Market. Their principal website is www.jrj.com.cn with over 1 Million paid subscribers.

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

ChineseWorldNet.Com Inc was incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Our principal executive and registered office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands. Our North American office and principal place of business is located at Suite 510 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

Currently, CWN is a holding company which owns 100% of NAI Interactive Ltd. (“NAI”) and 99% of Chineseworldnet.com (Hong Kong) Limited (“CWNHK”). 1% of CWNHK is owned by Mr. Lui Chi Cheong, a director and major shareholder of CWN. Our portal business is operated under CWN with our associated brand, ChineseWorldNet.com and website www.chineseworldnet.com, while our IR/PR business is operated under NAI. In addition, NAI employees are engaged to build the www.chineseworldnet.com website including our content for CWN.

NAI is a British Columbia company incorporated on November 13, 1998. We acquired NAI on January 15, 2000 from Ms. Tin Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our common shares valued at $5,625. NAI’s head office is located at #510-1199 West Pender Street, Vancouver, B.C., V6E 2R1.

(“CWNHK”) is a Hong Kong company incorporated on December 22, 1999. CWNHK is 99% owned by us with 1% owned by one of our directors. Since June 2004, CWNHK’s office has been located to Room 1101, St.George’s Building, 2 Ice House Street Central, Hong Kong. CWNHK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market.

At December 31, 2005, we had a total of 13 employees, all full-time employees, of which 12 are employees of NAI. Our President and CEO is the only employee directly hired by CWN. All employees are located in the Vancouver office in Canada.

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

We do not own any real property. As of December 31, 2005 we owned $11,822 in computer equipment and computer software and $4,945 in office furniture. We have a lease agreement for the Vancouver office (Address: #510 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1). There is no lease for the Toronto office because we rent a mailbox facility at the Toronto Board of Trade.

ITEM 4A. UNRESOLVED STAFF COMMENTS

The Company is not an accelerated filer, a large accelerated filer or a well-known seasoned issuer and, as such there is no requirement to provide any information under this item.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2005, 2004 and 2003, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

A.	Results of Operations

Years Ended December 31, 2005, 2004 and 2003

For the year ended December 31, 2005, net loss was $72,491 on revenue of $533,521. Overall, revenues in 2005 increased 9% from 2004 levels, while the net loss was reduced from $95,946 in 2004 to $72,491. For the year ended December 31, 2004, net loss was $95,946 on revenue of $487,710. Overall, revenues in 2004 increased from 2003 levels, while the net loss was further narrowed from $163,313 in 2003 to $95,946. The overall market improved in 2004 and 2005.

Better economic conditions have increased revenues derived from listed public companies such as Banner Advertisements, Chinese Webpage Design and Hosting, Online Marketing Service, Miscellaneous IR/PR Service, and Investment Seminars. Revenues from IR/PR services increased 34% in 2005 from $126,436 in 2004 to $169,866 in 2005. In 2005, we held one Investment Conference (part of Investment Seminars) which accounted for 31% of our total revenues. With the improvement of the overall markets and our core services, we took on fewer non-core service projects such as Computer Consultation Services, which we had relied upon for additional revenue in 2002. Our Toronto conference has been modified to have Day 1 and Day 2 events. The Day 1 event is aimed at inviting Chinese private companies to attend and learn the fundamentals of listing and accessing capital in North America. More Chinese companies are coming to North America for listings because in China it is typically difficult for small growth companies to raise funding domestically. We see this increase in small growth companies coming to North America for financing as a growing trend and we will expect our Day 1 event will continue to grow in the next few years. Day 2 represents the regular exhibition and presentation type of financial conference.

Our financial portal business continues to generate revenue at the end of 2003, and in 2004 it was able to generate $15,279 or 3% of revenues. 2004 was the second complete year for our CWN Membership, Online Services and our results improved. In 2005 we decide to open up 80 % of the our paid content to the free subscribers to increase our traffic for the portal. We also decreased the monthly paid subscription fee from $14.95 to $9.95 because of this reduction in the content we offered paying subscribers. As a result, our portal traffic continues to rise rapidly but our overall subscription fee revenues did not drop because more subscribers have registering under the reduced fee. Our future plan is that once we have achieved a critical mass in our membership, we will focus our effort in selling online advertising spaces. Our financial portal business continues to generate revenue in 2005 at $18,757 or ~~3~~3.5% of revenues. 2005 was the second year for our CWN Membership Online Services. We anticipate that this revenues source will continue to grow steadily.

In 2005, we published Mining Investment Guide, Vol. 3, which contributed to $42,880 of revenues, representing a 33% decrease from 2004 ($63,591)~~.~~ due to a decrease in sponsorship of the guide in 2005. Also, the mining market slowed down during the first half of 2005 when our mining investment guide sales took place, affecting our overall performance. The revenues of this publication in the future will continue to be influenced by gold prices and general market sentiment towards the mining sector.

At the end of 2005, we started to plan for the launch of a new product, called RZTO, to target the small to mid-size private companies in China that are interested in looking for information about listing and accessing North American capital market. This new platform is tentatively scheduled to launch in the third quarter of 2006 based on a membership model where companies can have access to professional service provider in North America, information regarding finance rules and regulations in North America and self-testing mechanisms about their company’s status. Furthermore, financial service providers can also become members in order to have access to Chinese private companies and other business opportunities in China.

We terminated our financial newspaper in May 2003 which led to decreased revenues from this item and a decrease in our expenses related to the printing and distribution of the newspaper. Our financial newspaper had been unprofitable since inception, and we believed that it was time to stop this project. There was zero revenue in 2004 and 2005.

Total expenses for 2005 were $578,571, slightly up from $570,006 in 2004. Expenses related to travel and entertainment, office and miscellaneous increased with increasing revenues.

We entered into an agreement with Goldpac Investment Partners Ltd (“Goldpac”), a company owned by Chi Cheong Liu, one of our officers and directors, whereby Goldpac agreed to provide consulting services. For fiscal 2005, respectively, $24,000 in expenses were accrued in consulting fees. See “Item 10 - Director’s, Senior Management and Employees - Compensation”.

	For year ending December 31,
	2005	2004
Revenues
Banner Advertisement	$18,457	$9,377
Company Review, Company Newsletter	10,973	21,594
Chinese Webpage Design, Hosting and Maintenance Computer Consultation Service	89,937 0	47,898 13,898
CWN Membership, Online Service	11,475	15,279
Online Marketing Service	13,107	13,881
Miscellaneous IR/PR Service	169,866	126,436
Investment Seminar	174,881	175,442
Financial Newspaper Investment Guides	0 42,880	0 63,591
Interest	1,945	315
TOTAL REVENUE	$533,521	$487,710

Expenses
Advertising and promotion	$50,813	$86,199
Accounting and legal	56,504	24,989
Consulting	24,000	29,354
Depreciation	8,084	6,784
Non-cash compensation changes
Financial charges - related parties
Interest (imputed) - related parties	1,154	1,107
Incorporation costs	7,500	4,398
Office and miscellaneous	30,959	23,347
Printing	10,086	18,276
Provision for Bad and doubtful debts	31,447	26,458
Rent and operating costs	35,182	34,383
Salaries and benefits	292,930	261,491
Telephone	12,184	10,993
Travel and entertainment	57,043	42,227
TOTAL OPERATING EXPENSES	$617,886	$570,006

Other Income (Loss)	6,335	(13,650)

NET LOSS	$(78,030)	$(95,946)

Currency

We maintain our accounting records in U.S. dollars. The reporting and functional currency of NAI is the Canadian dollar and the current rate method of translation was used. We translate our assets and liabilities at the exchange rate prevailing as of the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Foreign exchange gains and losses are deferred and shown separately in shareholders’ equity.

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

As of December 31, 2005, we had cash and cash equivalents of $231,630. We believe that there are sufficient cash reserves to satisfy our cash requirements for the next 12 months. We anticipate that additional funds will need to be raised to further our expansion into Asia and for acquisition purposes. We intend to raise such additional funds through debt or private placements of common shares. However, we may not be successful in raising capital through any private offering of our common shares. If we are unable to raise additional capital through a private placement offering, we will likely seek financing from lending institutions, which also may not be available to us. A lack of financing may require us to delay or abandon plans for expansion or acquisitions. We do not have any existing banking relationship, line credit, or bank debt.

There were no private placement or acquisitions completed in the year 2003. In 2004, we completed a private placement financing of $150,000 by issuing three year 5% convertible debentures.

C.	Research and Development, Patents and Licenses

We are not engaged in research and development activities and have no patents.

D.	Trend Information

A few favourable industry and economic trends may in the future have a material impact on our revenues including: the general financial market turnaround, which will increase demand for financial information services and spending on investor relations/public relations; increasing interest of Asian companies looking to enter North American financial markets; and the increased attention to corporate governance and disclosure. We believe these trends may lead to an increase in demand for our services. However, the investor relations/public relations area in Asia is still in its development stage, which may affect the launch of our company’s investor relations/public relations services in Asia. Continued growth in China and interest in the Chinese markets is key to our future profitability and to increasing revenues. There are no known trends with relation to the production of our services.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations	$150,000		$150,000 (private placement)
Operating Lease Obligations	$41,022	$24,570 (office lease)		$487 (car lease)
Purchase Obligations
Other Long-Term Liabilities
Total	$191,022	$24,570	$150,000	$487	$0

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following tables set forth all directors and executive officers of CWN and our subsidiary NAI as of December 31, 2005, with each position and office held by them in CWN. Each director’s term of office expires at the next annual general meeting of shareholders.

CWN

-	Directors and Officers as of December 31, 2005

Name	Age	Office Held Since	Position with CWN
Joe K.F. Tai	42	January 12, 2000	President, Chief Executive Officer and Director
Chi Cheong Liu (1)	46	January 12, 2000	Treasurer and Director
Chi Kong Liu (1)	45	January 12, 2000	Director
Andy S.W. Lam (2)	56	March 8, 2004	Director
Gilbert Chan	30	December 1, 2004	Secretary

(1)	Two of our Directors, Chi Cheong Liu and Chi Kong Liu are brothers. There are no other family relationships between our directors and executives.
(2)	Andy Siu Wing Lam was appointed as a Director in March 2004.
(3)	Gilbert Chan was appointed Corporate Secretary in December 2004.

NAI

-	Directors and Officers as of December 31, 2005

Name	Age	Position with NAI
Kelvin Szeto	45	President, Secretary and Director
Gilbert Chan	30	Vice President - Marketing and Project Development
Lixin Yang (1)	35	Vice President - Editing

(1)	Mr. Lixin Yang was appointed as Vice-President - Editing in March 2004.

The business background and principal occupations of CWN and NAI’s officers and directors for the preceding five years are as follows:

ChineseWorldNet.com Inc.

Joe K. F. Tai
Mr. Tai has served as President, Chief Executive Officer and a director of CWN since January 12, 2000. Mr. Tai has 15 years of experience in international business and for the past six years has also served as President of Goldpac Investments Ltd., a venture capital company. Mr. Tai was also involved with a start-up of an international computer manufacturing company with our corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta, and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million. In addition, Mr. Tai is a director of Medifocus Inc. and China Goldcorp Ltd., both listed on the TSX Venture Exchange.

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

Andy S. W. Lam
Mr. Lam was appointed director of CWN on March 8, 2004. Mr. Lam is currently a director of CWNHK. Mr. Lam is a Justice of the Peace appointed by the Hong Kong Government. He is a successful businessman with over 19 years of experience in strategic investment and planning. Mr. Lam has seat on the board of a number of public listed companies and served on several government committees and tribunals in Hong Kong. Mr. Lam is a CPA and holds a MBA degree from Oklahoma City University.

NAI Interactive Ltd.

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

Lixin Yang
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

The following table provides information regarding the direct or indirect remuneration paid during the 2005 fiscal year to the directors and officers of CWN, including our subsidiaries, in office as of December 31, 2005:

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation
Joe K. F. Tai President, Chief Executive Officer and Director	2005	Nil(1)	Nil	Nil
Chi Cheong Liu Secretary/ Treasurer and Director	2005	Nil(1)	Nil	Nil
Chi Kong Liu Director	2005	Nil	Nil	Nil
Andy S.W. Lam Director	2005	Nil	Nil	Nil
Kelvin Szeto President, Secretary and Director of NAI	2005	$28,400	Nil	Nil
Gilbert Chan VP Marketing and Project Development of NAI	2005	$40,200	Nil	Nil
Lixin Yang VP Editing of NAI	2005	$29,738	Nil	Nil

(1)
We have a consulting agreement with Goldpac Investment Partners Ltd. for 2004 and 2005 for $24,000 per year. Goldpac Investment Partners Ltd. is a company owned by Chi Cheong Liu, one of our directors and shareholders and Ms. Tim Yee Lau who is the spouse of Joe Tai, our President and Chief Executive Officer)

Joe Tai and Chi Cheong Liu are shareholders and do not receive salaries.

Pension Plans

We do not provide retirement benefits for directors, senior management or employees.

C.	Board Practices

Directors hold office for a term of one year or until the next annual meeting of shareholders at which directors are elected. All of the current directors have served since January 12, 2000, other than Andy S.W. Lam who was appointed to the board in March 2004 following the resignation of Ken Cai in January 2004. Our officers are appointed by the board and serve at the board’s discretion.

We have not entered into service contracts with any of our directors. We have entered into consulting agreements with Goldpac Investments Ltd and Goldpac Investment Partners Ltd., which are partially owned and wholly owned respectively by Mr. Chi Cheong Liu, one of our directors. Currently, we only have one consulting agreement with Goldpac Investment Partners Ltd. in force.

As of December 31, 2005, we did not have either an Audit Committee or a Compensation Committee.

D.	Employees

As of December 31, 2005, we had a total of 13 employees, all full-time, of which 12 are employees of NAI. This is an increase from a total of 12 employees at December 31, 2004. Our President and Chief Executive Officer is the only employee hired by CWN. All 13 employees are located in our Vancouver office. There had been as many as 3 employees based in Toronto; however, since the end of 2002, we no longer have employees there. There are currently no full-time employees in Hong Kong.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our common shares as of May 31, 2006 by each of the directors and members of senior management in office as of May 31, 2006. The percentage owned is based on 8,200,000 shares outstanding as of May 31, 2006.

As at May 31, 2006
Name and Title	Share Ownership	% Share Ownership
Joe Tai (1) President, CEO and Director	250,000	3.05%
Ken Cai (2) Director	0	—
Chi Cheong Liu Director	1,730,000	21.10%
Chi Kong Liu Director	570,000	6.95%
Lixin Yang (3) Vice President, Editing of NAI	10,000	0.12%
Michael Hui Vice President, Website Development of NAI	0	—
Kelvin Szeto President, Secretary and Director of NAI	150,000	1.83%
Gilbert Chan Vice President, Marketing and Project Development of NAI	50,000	0.61%
Andy S.W. Lam (4) Director	0	—
All Directors and Senior Management as a group	2,760,000	3.66%

(1)	Includes 112,500 common shares held by Ms. Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.
(2)	Mr. Cai resigned as a Director in January 2004.
(3)	Mr. Lixin Yang was appointed Vice President, Editing in March 2004.
(4)	Mr. Andy S. W. Lam was appointed Director in March 2004

Stock Options

We have not established a stock option plan for our directors, senior officers or employees, and we have not granted stock options, warrants, or other similar rights to any of our directors, senior management or employees. However, we may establish a stock option plan in the future.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as at June 30, 2006, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. The percentage ownership is based on 8,200,000 shares outstanding as of June 30, 2006.

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

As at May 31, 2006
Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned (%)
Chi Cheong Liu	1,730,000	21.10%
Goldpac Investment Partners Ltd.	1,000,000	12.20%
Datacom Venture Limited (1)	600,000	7.32%
Chi Kong Liu	580,000	7.07%
Wai Yee Lai	580,000	7.07%
Fong Szeto	570,000	6.95%
Monica Law	570,000	6.95%
Wai Mun Yeung	420,000	5.12%

(1)	200,000 shares were issued to Datacom Ventures, which is the nominee for Marrick Investments, in connection with the purchase of the remaining assets of Technology City Holdings Ltd.

During the past three fiscal years, there has not been any significant change in percentage ownership by any of the above major shareholders.

As far as is known to us, and except as disclosed herein, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity.

United States Shareholders

As of December 31, 2005, we had two registered shareholders with addresses in the United States, holding less than 0.25% of the outstanding common shares.

B.	Related party transactions

In 2005, we paid $24,000 in consulting fees to Goldpac Investment Partners Ltd., a company owned Chi Cheong Liu, one of our directors and a holder of 21.1% of our outstanding shares. Goldpac Investment Partners Ltd. is a holder of 12.2% of our outstanding shares. In 2004, we paid $24,000 in consulting fees to Goldpac Investment Partners Ltd.

In 2005, we renewed our consulting agreement with Goldpac Investment Partners Ltd. for the period January 1 - December 31, 2005. Goldpac Investment Partners will provide consulting advice in relation to corporate development, market development and technical support for $2,000 per month, or $24,000 for the year

In 2003, we accrued imputed interest of $1,039 at an interest rate of 4% per annum on the amounts due to Goldpac Investment Partners Ltd. and Mr. Douglas Liu, both stockholders of the company. This interest is for a shareholder loan from NAI Interactive Ltd when it was purchased by CWN in January 2000. There is no immediate obligation for the repayment of the loan. $879 was accrued at an interest rate of 4% per annum in the 2002 fiscal year.

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

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, including our consolidated balance sheets as of December 31, 2005 and 2004, and the consolidated statements of loss and deficit for the years ended December 31, 2005, 2004 and 2003, and the notes to those statements and the auditor’s reports thereon.

B.	Significant Changes

There have been no significant changes in our business in the period from December 31, 2005 until the date of this document.

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

On June 24, 2003, we entered into a office lease agreement for our current offices located at Suite 510 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. The term of the lease is for 3 years from August 2003. Monthly payments are CAD$3,683.17 plus applicable taxes.

We also entered in an Exchange Agreement with Marrick Investments in April 2004 to acquire the remaining assets of Technology City Holdings Ltd. Under the agreement, we issued 200,000 new shares in October 2004 to Datacom Venture Limited, nominee of Marrick Investments Ltd.

Please see “Item 4 - Information on the Company” and the exhibits to this Annual Report.

We have not entered into other materials contracts other than in the ordinary course of business during 2005.

D.	Exchange Controls

Cayman Islands

We are organized under the laws of the Cayman Islands. We do not believe there are any decrees or regulations under the laws of the Cayman Islands applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common stock. There are no restrictions under CWN’s Articles of Incorporation or Memorandum of Association or under Cayman Islands law as currently in effect that limit the right of non-resident owners to hold or vote our common shares or to receive dividends thereon. There is uncertainty as to whether the Courts of Cayman Island would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Cayman Island Courts against us or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Cayman Island providing for such enforcement.

Canada

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to US residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the Company pursuant to Article X of the reciprocal tax treaty between Canada and the US.

Except as provided in the Investment Canada Act (the "ICA"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada, or in the charter documents of the Company or its subsidiaries.

The ICA requires a person who is not a Canadian resident (a "non-Canadian") making an investment, which would result establish a new Canadian business or which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold), to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD"). The notification procedure involves a brief statement of information about the investment on a prescribed form to be filed by the investor within 30 days following implementation of the investment. Specific investments are subject to review under the ICA. It is intention of the IRD that investments requiring only notification will proceed without government intervention.

The following investments by non-Canadians are subject to review under the ICA:

1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)
For non-World Trade Organization ("WTO") investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)
Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2005 is $250 million. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)	provides any financial service;

(iii)	provides any transportation services; or

(iv)	is a cultural business.

2.
Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

With reference to 1 (a) above, generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. No change of voting control will be deemed to have occurred if an investor acquires less than one-third of the voting control of a Canadian corporation.

With reference to 1(a) above, a WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from notification and review, including, among others,

1.	An acquisition of voting shares if the acquisition were made in the ordinary course of that persons' business as a trader or dealer in securities;

2.
An acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA;

3.
The acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and

4.
Acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

Currently ninety percent of our operations are in Canadian dollars.

Chinese Currency

The Chinese currency is the Renminbi (“RMB”). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal. Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which PRC has applied. The People’s Bank of China, PRC’s central banking authority, publishes the Renmini exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994. In addition, the People’s Bank of China publishes the Renminbi exchange rates against other major foreign currencies. Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in the PRC.

Foreign exchange is administered by the State Administration of Foreign Exchange (“SAFE”), and its local branch offices, all of which are subject to the supervision of the People’s Bank of China. SAFE has established regulations relating to outward remittance by foreign investors of their share of net profit or dividends and final repatriation of their investments, in foreign currency. Subject to payment of applicable taxes, foreign investors may remit out of PRC, in foreign exchange, profit or dividends derived from a source within PRC. Swap centres have been established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation. The central foreign exchange adjustment centre is in Beijing and other centres have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions. Remittances by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of our or his investments in PRC) out of PRC is subject to the approval of the SAFE.

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

The Company's filings with the Securities and Exchange Commission, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has been no modification of the instruments defining the rights of holders of any class of the Company’s registered securities. There has been no modification or qualification of the rights evidenced by any class of the Company’s registered securities by issuing or modifying any other class of securities. There are no assets securing any class of the Company’s registered securities. There has been no change in the last financial year to the trustee of the Company’s registered securities.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer/Chief Financial Officers, as of December 31, 2005, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on this evaluation, we concluded our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including out principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the 2005 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors serves as its audit committee. The board has designated Mr. Andy S.W. Lam as its audit committee financial expert. Mr. Lam is an independent audit committee member, as defined by the rules of the Nasdaq Stock Market.

ITEM 16B. CODE OF ETHICS

On October 29, 2004, the Company adopted a Code of Ethics (the “Code of Ethics”). A copy of our Code of Ethics is filed as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, Ernst & Young in 2005 and Moore Stephens Ellis Foster Ltd. In 2004, for professional services rendered to us during the past two fiscal years ended December 31, 2005 and 2004. Our Board of Directors has considered these fees and services and has determined that the provision of these services is compatible with maintaining the independence of that firm.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees (1)	$25,000	$10,000
Audit-Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees	$0	$0
Totals	$25,000	$10,000

(1)	“Audit Fees” represent fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.
(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and tax planning.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States. The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Annual Report:

Page #
Report of Independent Accountants	F-2
Year-end Consolidated Balance Sheet as of December 31, 2005 and 2004	F-3
Year-end Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2005 and 2004	F-4 to F-5
Year-end Consolidated Statements of Operations for the years ended December 31, 2005 and 2004	F-6
Year-end Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004	F-7
Notes to Consolidated Financial Statements	F-7 to F-17

ITEM 18.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 17 - Financial Statements and Exhibits.”

ITEM 19. EXHIBITS

Exhibit No.		Document Description
1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN
2	(2)	Form of Convertible Debenture dated May 31, 2004
4(b)1	(1)	Content Partnership Agreement between NAI and Yahoo! Holdings (Hong Kong) Limited, dated January 1, 2001.
4(b)2	(1)	Partnership Agreement between CWN and ALPHATRADE.COM, dated April 16, 2002.
4(b) 3	(2)	Content Partnership Agreement with PR Newswire dated May 1, 2004
4(b) 4	(2)	On-Line Content Partnership Agreement with Tanrich Financial Management Ltd. dated July 12, 2004
4(b) 5	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004
4(b) 6	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004
4(b) 7	(2)	Lease Agreement dated July 25, 2003 between Wertman Development Corporation and NAI
4(b) 8	(2)	Exchange Agreement between CWN and Marrick Investments Ltd.
4(b) 9	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2005
8	**	List of Subsidiaries
11.1	(2)	Code of Ethics
12.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934
13.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

**	Filed herewith
(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.
(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINESEWORLDNET.COM, INC., a Cayman Islands Corporation

Date: July 17, 2006	By:	/s/ JOE KIN FOON TAI

Name: Joe Kin Foon Tai Title: President, Chief Executive Officer and Director

Consolidated Financial Statements

Chineseworldnet.com Inc. & Subsidiaries
(Expressed in U.S. Dollars)
December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.com Inc. & Subsidiaries

We have audited the accompanying consolidated balance sheet of Chineseworldnet.com Inc. & Subsidiaries ("the Company") as at December 31, 2005, and the related consolidated statements of stockholders' (deficiency) equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements as of December 31, 2004 and 2003 were audited by other auditors who have ceased operations and whose report dated March 28, 2005 expressed unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada,
June 9, 2006.	Chartered Accountants

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS

As at December 31	(Expressed in U.S. Dollars)

	2005	2004
	$	$

ASSETS
Current assets
Cash and cash equivalents	226,219	209,770
Available for sales securities [note 3]	1	1,559
Accounts receivable	58,748	34,844
Share subscription receivable	—	63,907
Prepaid expenses and deposits	10,318	4,122
Total current assets	295,286	314,202
Equipment [note 5]	16,767	22,421
Total assets	312,053	336,623

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	80,624	55,761
Due to related parties, non-interest bearing [note 8]	77,005	51,835
Deferred revenue	12,840	12,170
Total current liabilities	170,469	119,766
Convertible debentures [note 6]	150,000	150,000
Total liabilities	320,469	269,766
Commitments [note 9]
Stockholders’ equity
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding
8,200,000 common shares	8,200	8,200
Additional paid-in capital	1,195,168	1,194,166
Accumulated other comprehensive income	21,202	19,447
Deficit	(1,232,986)	(1,154,956)
Total stockholders’ (deficiency) equity	(8,416)	66,857
Total liabilities and stockholders’ equity	312,053	336,623

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated
			Additional	Comprehensive		other	Total
	Common stock		paid-in	income		comprehensive	stockholders’
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2002	8,000,000	8,000	1,125,826	—	(895,697)	6,357	244,486
Imputed interest on amounts due to related parties	—	—	1,039	—	—	—	1,039
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(163,313)	(163,313)	—	(163,313)
Foreign currency translation adjustment	—	—	—	8,216	—	8,216	8,216
Change in net unrealized loss on available for sale securities	—	—	—	(322)	—	(322)	(322)
Comprehensive income (loss)				(155,419)
Balance, December 31, 2003	8,000,000	8,000	1,126,865		(1,059,010)	14,251	90,106

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY (cont’d.)

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated
			Additional	Comprehensive		other	Total
	Common stock		paid-in	income		comprehensive	stockholders’
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2003	8,000,000	8,000	1,126,865		(1,059,010)	14,251	90,106
Issue 200,000 shares to Technology City for cash [note 4]	200,000	200	66,194	—	—	—	66,394
Imputed interest on amounts due to related parties	—	—	1,107	—	—	—	1,107
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(95,946)	(95,946)	—	(95,946)
Foreign currency translation adjustment	—	—	—	5,266	—	5,266	5,266
Change in net unrealized loss on available for sale securities	—	—	—	(70)	—	(70)	(70)
Comprehensive income (loss)				(90,750)
Balance, December 31, 2004	8,200,000	8,200	1,194,166		(1,154,956)	19,447	66,857
Imputed interest on amounts due to related parties	—	—	1,002	—	—	—	1,002
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(78,030)	(78,030)	—	(78,030)
Foreign currency translation adjustment	—	—	—	1,804	—	1,804	1,804
Change in net unrealized loss on available for sale securities	—	—	—	(49)	—	(49)	(49)
Comprehensive income (loss)				(76,275)
Balance, December 31, 2005	8,200,000	8,200	1,195,168		(1,232,986)	21,202	(8,416)

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31	(Expressed in U.S. Dollars)

	2005	2004	2003
	$	$	$

Revenue	533,521	487,710	247,293

Expenses
Advertising and promotion	50,813	86,199	41,050
Audit and legal	56,504	24,989	12,112
Consulting fees	24,000	29,354	24,000
Depreciation	8,084	6,784	7,640
Interest (non-cash imputed interest - related parties)	1,154	1,107	1,039
Interest expense on long-term debt	7,500	4,398	—
Office and miscellaneous	30,959	23,347	30,321
Printing	10,086	18,276	12,682
Provision for bad and doubtful debts	31,447	26,458	4,467
Rent and operating	35,182	34,383	28,696
Salaries and benefits	292,930	261,491	225,880
Telephone	12,184	10,993	6,143
Travel and entertainment	57,043	42,227	18,640
	617,886	570,006	412,670
Other income (loss)
Interest and sundry income	5,763	376	1,691
Foreign exchange (loss) gain and other losses	31	(15,988)	(227)
Gain (loss) on sale of available for sale securities	541	(252)	600
Recovery (writedown) of investment	—	2,214	—
Other income (loss), net	6,335	(13,650)	2,064
Net loss for the year	(78,030)	(95,946)	(163,313)

Loss per share - basic and diluted	(0.01)	(0.01)	(0.02)

Weighted average number of common shares outstanding - basic and diluted	8,200,000	8,004,384	8,000,000

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	(Expressed in U.S. Dollars)

	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(78,030)	(95,946)	(163,313)

Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	8,084	6,784	7,640
Interest (imputed) - related parties	1,154	1,107	1,039
Interest accrued on loan from non-related party	—	1,466	—
Loss (gain) on sale of available for sale securities	(488)	252	(536)
Writedown (recovery) of investment	—	(2,214)	—
Changes in non-cash working capital items:
Accounts receivable	55,530	548	6,519
Prepaid expenses and deposits	(5,952)	719	4,488
Accounts payable and accrued liabilities	22,483	16,918	(10,606)
Deferred revenue	223	(17,054)	672
Net cash provided by (used in) operating activities	3,002	(87,420)	(154,097)

FINANCING ACTIVITIES
Advances from related parties	24,347	(27,068)	124,000
Advances from non-related parties	—	55,659	—
Net cash provided by financing activities	24,347	28,591	124,000

INVESTING ACTIVITIES
Purchase of equipment	(1,884)	(4,356)	(1,467)
Proceeds on disposal of available for sale securities	1,536	—	1,509
Net cash provided by (used in) investing activities	(348)	(4,356)	42

Foreign exchange loss (gain) on cash held in foreign currency	10,553	7,606	8,465

Increase (decrease) in cash and cash equivalents	16,449	(55,579)	(21,590)
Cash and cash equivalents, beginning of year	209,770	265,349	286,939
Cash and cash equivalents, end of year	226,219	209,770	265,349

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—	—
Cash paid for income taxes	—	—	—

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.

The Company’s business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, web page hosting and maintenance, on line promotion for customers, translation services, investment seminars, financial newspapers, investment handbooks, website contest events, and subscription fees. These services are considered as one segment based upon the Company’s organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries. All material inter-company accounts and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, allowance for doubtful accounts and asset impairment. Management makes its best estimate of the ultimate outcome of these items based on historical trends and other information available when the financial statements are prepared. Actual amounts may differ from those estimates.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Equipment

Equipment is recorded at cost, net of accumulated amortization.

Depreciation on equipment is provided on a declining-balance basis over its expected useful lives at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%

Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2005, the company held $167,639 [2004 - $187,743] in cash equivalents.

Foreign currency translations

The Company, NAI and CWN HK maintain their accounting records in their functional currencies of U.S. dollars, Canadian dollars and HK dollars, respectively. However, the Company reports in U.S. dollars. Foreign currency transactions in the foreign subsidiaries are translated into their functional currency using the exchange rate in effect for the period end for assets and liabilities, and revenues and expenses are translated using the exchange rate in effect at that date. At the period end, monetary assets and liabilities are re-evaluated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

Assets and liabilities of the foreign subsidiaries are translated into the reporting U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders’ equity, as a component of other comprehensive income.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Advertising expenses

The Company expensed advertising costs as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were $50,813, $86,199 and $41,050 respectively.

Income taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Comprehensive income

The Company accounts for comprehensive income under the provisions of Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders’ Equity. The Company’s comprehensive income (loss) consists of net earnings (loss) for the year, foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities.

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

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

The carrying value of cash and cash equivalents, available for sale securities, accounts receivable, accounts payable and accrued liabilities and due to related parties approximates the fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, risk arising from these financial instruments.

The Company has cash and cash equivalents with various financial institutions, which exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. However, the Company does not anticipate non-performance.

Concentration of credit risk with respect to trade receivables are limited due to the Company’s’ large number of diverse customers. The Company does not require collateral or other security to support financial instruments subject to credit risk.

The Company operates and incurs significant expenditures outside of the United States of America and is exposed to foreign currency risks due to the fluctuation between the Canadian dollar and the U.S. dollar.

Available for sale securities

Marketable securities are classified as available for sale securities and are recorded at market value. Unrealized holding gains and losses on available for sale securities are excluded from income and charged to Accumulated other comprehensive income as a separate component of stockholders’ equity until realized.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

Revenue consists of two main sources:

1.
fees from banner advertisement, web page hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company’s Chinese financial newspaper, sponsorship fees from investment seminars and forums, all of which sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. These revenues are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

2.	fees from membership subscriptions. These revenues are recognized over the term of the subscription.

Fees received in advance and require continuing performance obligation are deferred and recognized as revenue systematically over the period of services provided to customers.

Long-lived assets impairment

Long-term assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value has become impaired, in accordance with the guidance established in Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

Stock-based compensation

The Company has adopted the fair value method of accounting for stock-based compensation as recommended by the Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-based Compensation.

The Company did not grant any stock options during the fiscal years 2005, 2004 and 2003. The adoption of SFAS 123 does not have an impact on the Company’s consolidated financial statements.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share. Diluted loss per share is equal to basic loss per share because there is no potential dilutive securities, other than the convertible debentures.

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance.

New accounting pronouncements

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions 20 “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application for changes in accounting principle and the correction of errors unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation”. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. Prior to SFAS 123(R), only certain proforma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins on or after December 15, 2005. The adoption of FASB No. 123(R) will not have a material impact on the Company’s consolidated financial statements.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

3.	AVAILABLE FOR SALE SECURITIES

Available for sale securities consists of marketable securities and are summarized as follows:

		Gross	Gross	Accumulated
		unrealized	unrealized	unrealized	Market
	Cost	gains	losses	losses	value
	$	$	$	$	$

December 31, 2003	4,756	698	(1,619)	(921)	3,835
Change during the year	(2,422)	24	(94)	(70)	(2,276)
December 31, 2004	2,334	722	(1,713)	(991)	1,559
Change during the year	(1,509)	—	(49)	(49)	(1,558)
December 31, 2005	825	722	(1,762)	(1,040)	1

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

4.	INVESTMENT IN TECHNOLOGY CITY HOLDINGS LIMITED

In a prior fiscal year, the Company had subscribed to 100,000 shares with a par value of $1 per share for $100,000 in Technology City Holdings Limited (“TCHL”), a private company which was incorporated in the British Virgin Islands operating a business in providing financial information on listed securities in Hong Kong through internet and other peripheral media such as paging and television. The 100,000 shares subscribed by the Company represent 4.167% of the total issued share capital of the private company. In fiscal year 2002, the Company assessed that the recovery of the investment in relations to the future projected cash flows from the investment was doubtful and there was no market available to liquidate the above noted subscribed shares. Therefore, pursuant to guidance established in Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the investment was written down to a nominal value of $1, in 2002.

In fiscal year 2004, the Company purchased the remaining asset in TCHL in exchange for 200,000 common shares of the Company for US$69,282 (HK$540,000). A recovery of $2,887 was recognized for the Company’s portion of ownership in the investment and the balance of $66,194 was recorded in the paid in capital.

Investment in TCHL was 100% written off in fiscal 2004 and as a result no balances are shown on the balance sheet.

5.	EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2005
Furniture and fixtures	17,380	12,435	4,945
Computer equipment	60,003	48,181	11,822
	77,383	60,616	16,767

2004
Furniture and fixtures	16,900	9,669	7,231
Computer equipment	56,122	40,932	15,190
	73,022	50,601	22,421

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

6.	CONVERTIBLE DEBENTURES

In fiscal year 2004, the convertible debentures were issued to an investor and a related company owned by a director as a working capital credit facility of $50,000 and $100,000 respectively with advances secured by two unregistered three-year convertible debentures, which are due on May 31, 2007. Simple interest accrues at 5% per annum on the amount of principal outstanding. The debentures are convertible into common shares of the Company upon the Company completing its registration statement with the relevant securities commission. The amount of the debenture remaining outstanding is convertible into one fully paid and non-assessable common share of the Company at a price per share that is equal to the higher of: 1) the 30-day closing average price of its common shares on its principal market which shall initially be the OTC Bulletin Board discounted at 20% calculated from the date the conversion notice is received by the Company, or 2) US$0.60 per share, prior to maturity.

At any time during the term of the debenture, should the common shares of the Company trade for a period of 30 consecutive trading days at an average closing price exceeding $0.80 per common share, the Company shall have the option, exercisable by providing the subscriber with written notice, of shortening the subscriber’s right to convert the outstanding amount to a period of thirty (30) days from the date of such notice. If the subscriber does not exercise his right of conversion, the debenture will no longer be convertible to common shares. The entire $150,000 of convertible debenture has been classified as a liability.

In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, no beneficial conversion feature was calculated on the issuance of the convertible debenture.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

7.	INCOME TAXES

The parent company is not subject to income taxes.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2005	2004	2003
	$	$	$

Net loss for the year	(78,030)	(95,946)	(163,313)
Statutory Canadian corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Impact of foreign exchange movement	(8,644)	(34,925)	(15,548)
Impact of BC rate change	10,127	—	—
Foreign tax rate differential	(3,931)	(7,525)	(42,459)
Others	417	37,432	66,062
Benefit of losses not recognized	2,031	5,018	(8,055)
	—	—	—

The significant components of the Company’s future tax assets are as follows:

	2005	2004	2003
	$	$	$

Non-capital loss carryforwards	228,282	229,105	192,807
Equipment and furniture	14,243	11,389	10,264
	242,525	240,494	203,071
Valuation allowance	(242,525)	(240,494)	(203,071)
	—	—	—

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

7.	INCOME TAXES (cont’d.)

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $169,947 expire as follows:

$

2007	16,496
2008	203,515
2009	296,893
2010	135,109
2014	14,294
2015	3,140
669,447

8.	RELATED PARTY TRANSACTIONS

[a]	In 2005, the Company paid $24,000 [2004 - $24,000, 2003 - $24,000] in consulting fees to a company related to a director of the Company.

[b]
As at December 31, 2005, the Company has non interest bearing advances from a stockholder and director of $77,005 [2004 - $51,835]. In 2005, the Company recorded imputed interest of $1,154 [2004 - $1,107, 2003 - $1,039] at an interest rate of 4% per annum on these advances.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

9.	COMMITMENTS

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

$

2006	32,439
2007	6,224
2008	6,224
2009	4,149
110,349