Form 20-F/A
period 2005-12-31
CHINESEWORLDNET COM INC
filed 2006-12-22
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1

TO

FORM 20-F/A

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

☐  Yes ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer  ☐ Accelerated filer      ☒  Non-accelerated filer

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17  ☐ Item 18

EXPLANATORY NOTE

This amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the US Securities and Exchange Commission (the “SEC”) on July 17, 2006 (the “Original Report”), is being filed for the purpose of making the following changes in the Original Report in connection with our responses to comments we received from the Staff of the SEC:

•
We have restated our consolidated statements of cash flows for the year ended December 31, 2005, as described in more detail in Note 10, which has been added to our Consolidated Financial Statements. The restatement has had no impact on our financial position as at December 31, 2005 nor on the results of our operations for each of the years ended December 31, 2005, 2004 and 2003. The financial statements have been restated to:

(i) reflect the provision of doubtful accounts as an adjustment to reconcile net loss to net cash flows from operating activities; and

(ii) reflect the receipt of cash from a certain acquisition as a source of cash from investing activities;

•
Expanding Note 2 to our Consolidating Financial Statements regarding our accounting policies on non-monetary transactions and revenue recognition, adding Notes 11 and 12 to the Consolidated Financial Statements regarding accounts receivable and comparative figures, respectively and expanding the consolidated balance sheet to reflect the net of allowance for doubtful accounts;

•	Clarifying information under Item 4B regarding our Revenue Model for our Banner Advertising, IR/PR Business and our Internet Content Partners;

•	Enhancing disclosure under Item 5A regarding our revenue and expense items and Item 5B regarding Liquidity and Capital Resources; and

•
Including the Report of Independent Registered Public Accounting Firm by Moore Stephens Ellis Foster Ltd. for our consolidated financial statements as at December 31, 2004 and for the two years in the period ended December 31, 2004, and the signature to the Report by Ernst & Young LLP for our consolidated financial statements as at December 31, 2005 and for the year ended December 31, 2005, which were inadvertently omitted in the Original Report. The Report by Ernst & Young LLP has been modified to respond to comments from the Staff.

In addition, we are including in this Amendment No. 1 currently dated certifications by our Chief Executive Officer and our Chief Financial Officer.

Except as expressly set forth above, this Amendment No. 1 speaks as of the filing date of the Original Report (July 17, 2006) and does not, and does not purport to, amend, update or restate the information in any other item of the Original Report, and should not be understood to mean that any other statements contained therein are true and complete as of any date subsequent to July 17, 2006. The filing of this Amendment No. 1 shall not be deemed an admission that the Original Report, when filed, contained any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

PART III		54
ITEM 17.	FINANCIAL STATEMENTS	54
ITEM 18.	FINANCIAL STATEMENTS	54
ITEM 19.	EXHIBITS	54
Ex - 4(b)9	CONSULTING AGREEMENT BETWEEN CHINESEWORLDNET.COM INC. AND GOLDPAC INVESTMENT PARTNERS.	50
EX. - 8.	LIST OF SUBSIDIARIES	50
EX. - 12.1.	CEO CERTIFICATION	50
EX. - 12.2.	CFO CERTIFICATION	50
EX. - 13.1.	CEO CERTIFICATION PURSUANT TO SECTION 906	50
ITEM 13.2.	CFO CERTIFICATION PURSUANT TO SECTION 906	50

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Except as the context otherwise requires, all references in this Annual Report on Form 20-F/A to “we,” “us,” “our,” “CWN” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI-Interactive Ltd., a company incorporated under the laws of British Columbia (“NAI”) and ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWNHK”). Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars. All monetary amounts contained in this Annual Report are in United States dollars unless otherwise indicated.

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

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F/A is as of December 31, 2005 unless otherwise indicated.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Report on Form 20-F/A is being filed as an annual report under the Securities Exchange Act of 1934 (the “Exchange Act”) and, as such, there is no requirement to provide any information under this item.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

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

	Year ended December 31,
	2005	2004	2003	2002	2001
Income Statement:
Operating revenues	$533,521	$487,710	$247,293	$234,716	$338,237
Operating loss before income taxes	(78,030)	(95,946)	(163,313)	(367,690)	(191,140)
Net loss	(78,030)	(95,946)	(163,313)	(367,690)	(191,140)
Loss per share (basic and diluted)	(0.01)	(0.01)	(0.02)	(0.05)	(0.02)
Common shares outstanding	8,200,000	8,004,384	8,000,000	8,000,000	7,808,219

Consolidated Balance Sheet:
Total assets	$312,053	$336,623	$329,949	$356,864	$708,088
Equipment	16,767	22,421	23,272	24,620	30,078
Total liabilities	170,469	119,766	239,843	112,378	97,293
Stockholders’ equity	(8,416)	66,857	90,106	244,486	610,795

No dividends have been declared or paid in 2005.

B. Capitalization And Indebtedness

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reasons for the Offer and Use of Proceeds

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D. Risk Factors

The following discussion in this Annual Report on Form 20-F/A contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed under the captions “Item 4 - Information on the Company” and “Item 5- Operating and Financial Review and Prospects” as well as those discussed elsewhere in this Report. In evaluating our business, prospects and results of operations, readers should carefully consider the following factors in addition to other information presented in this Report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations. See “Cautionary Notice Regarding Forward Looking Statements” above.

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

2. Banner Advertising

CWN intends to derive revenue from selling banner advertising to companies on the www.chineseworldnet.com website. The fee for six-month banner advertising ranges between $250 to $500 per month based on an estimated number of times the banner advertising will be seen by readers of the www.chineseworldnet.com website. We charge monthly flat fees for the services we provide, and revenue generated from banner advertising is recognized monthly, based on the terms committed by our customers. The amount of fees charged depends on the size and the location of the banner advertisement on our website. There is no adjustment to the monthly fee if the actual clicks differ from the estimated clicks.

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

Revenue Model of the IR/PR Business

For fiscal year ended December 31, 2005, we generated revenue in total of $533,521. Currently our company has two revenue models, they are IR/PR Business and portal business. The IR/PR business is marketed via the brand name of NAI.  Sources of revenue for the IR/PR business are from each of the current product/service offerings mentioned above such as investment seminar, on-line marketing service, Chinese webpage design, hosting and maintenance, company review, translation service, miscellaneous IR/PR services and the financial newspaper. The portal business is derived from the flagship financial internet portal www.chineseworldnet.com that includes revenue streams from Banner Advertisements, Online Marketing Service and CWN Membership.  All our revenues from both businesses are recognized in our 100 % owned operating subsidiary NAI Interactive Ltd, which is based in Vancouver, BC in Canada.

NAI’s revenues for the years ended December 31, 2005, 2004 and 2003 were as follows:

Revenues	Year ended Dec.31, 2005	Year ended Dec. 31, 2004	Year ended Dec. 31, 2003
Banner Advertisement	$18,457	$9,377	$7,818
Company Review, Company Newsletter, Translation	10,973	21,593	3,610
Chinese Webpage Design, Hosting and Maintenance Computer Consultation Service	89,937 0	47,898 13,898	11,849 8,798
CWN Membership, Online Service	11,475	15,279	14,855
Online Marketing Service	13,107	13,881	36,460
Miscellaneous IR/PR Service	169,866	126,436	57,052
Investment Seminar	174,881	175,442	84,172
Financial Newspaper Investment Guides	0 42,880	0 63,591	12,939 9,698
Interest and Others	1,945	315	42
TOTAL REVENUE	$533,521	$487,710	$247,293

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

Target Launch Date of the
Geographic Market	Portal Business	IR/PR Business	Local Presence
Canada and the United States	Launched in October 2002	Launched in 2001	The main operation of both businesses is from the Vancouver office. We also maintain an office in Toronto, Canada.

Hong Kong	Launched in 4th Quarter of 2004	1st Quarter of 2006
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

There were no significant developments with partners established in 2005. Our major focus during this time was opening up 80% of our paid content to our free subscribers which resulted in a dramatic increase to the traffic of our website www.chineseworldnet.com. Our agreements with PR Newswire and Tanrich Financial Group are service-to service connections which do not directly generate fees. We provide a news channel to PR Newswire for online news media in return for PR Newswire’s content and trademark to be posted on our website. Similarly, Tanrich Financial Group provides Hong Kong market sector news to us for marketing purposes and in return we provide a link on our website to access the Tanrich Financial website.

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

ITEM 4A . UNRESOLVED STAFF COMMENTS

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

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues

The improvement in general economic conditions, coupled with the increase of publicly listed companies from China are the main factors for the increase in our overall revenues for our Banner Advertisements, Chinese Webpage Design and Hosting, Online Marketing Service, Miscellaneous IR/PR Service, and Investment Seminars. These areas are our core services, from which we derived most of our revenues and revenue growth in 2005.

Revenue Growth Trend

With the improvement of overall economic markets and increase in the revenues from our core services, we engaged in fewer non-core services projects, from which we did not derive as much revenues. For instance, we discontinued projects in the area of Computer Consultation Services, a non-core service area which we placed emphasis on in the past and relied more heavily upon for additional revenue in 2002. Another non-core service area that we discontinued in 2005 is our Company Review & Company Newsletter, which did not produce the revenues that we had originally expected.

We expect that as we place more focus on our core services and less on our non-core services, as described above, our overall revenues will increase. Primarily, we intend to concentrate our resources on expanding our sales force with respect to our Banner Advertisements and IR/PR services, which we anticipate will produce most of the revenue growth for our operations.

Banner Advertisement

The increase in revenue for Banner Advertisements from $9,377 for the year ended December 31, 2004 (“fiscal 2004”) to $18,457 for the year ended December 31, 2005 (“fiscal 2005”) is primarily due to the doubling of the number of customers from three to six. As in 2004, the CWN website has become more established, thus portal traffic increased substantially as a result of increased number of website sponsors and direct-link arrangements we have with companies worldwide. There has been a larger viewership of our website and more attraction has been drawn to our banner advertisement, which in turn has increased the number of customers who want to place advertisements on our website.

Company Review, Company Newsletter, Translation

During fiscal 2005, we cancelled services provided under Company Review and Company Newsletter for NAI client companies but maintained our Translation services. The service cancellation was due to unsuccessful results and negative feedback from clients during that time. The termination of services resulted in decreasing revenue from $21,593 in fiscal 2004 to $10,973 in fiscal 2005. Revenues generated from our Translation services have remained constant in each year.

Chinese Webpage Design, Hosting and Maintenance

The revenues for Chinese Webpage Design - Hosting and Maintenance increased from $47,898 in fiscal 2004 to $89,937 in fiscal 2005. This is primarily due to the growth of Chinese micro-site development with client companies and the increase in the number of Chinese companies seeking to be publicly listed. Our customer base increased by 45%, and we kept our prices constant which resulted in an almost two-fold increase in revenue.

Computer Consultation Services

Revenues from Computer Consultation services were $0 in fiscal 2005, as compared to $13,898 in fiscal 2004 as we ceased to offer these services.

CWN Membership, Online Services

CWN Membership & Online service revenues decreased from $15,279 from fiscal 2004 to $11,475 in fiscal 2005. This is due to the management decision in 2005 to open up 80% of our paid content to the free subscribers to increase our portal traffic. As a result of this content reduction, we decreased the monthly paid subscription fee from $14.95 to $9.95. Subsequently, our portal traffic began and continues to rise but our overall revenues from subscription fees dropped due to the reduced individual subscription price. There has been no significant decrease in the use of the online services we provide to subscribers.

Miscellaneous IR/PR services

Revenues from IR/PR services increased 34% from $126,436 in fiscal 2004 to $169,866 in fiscal 2005. The revenue growth is due to some of our feature companies having subscribed to our premium services under the establishment of NAI Interactive Ltd. This group of high-profile clients was willing to spend more in fees in order to market their companies to the Chinese market.

Investment Guides

The revenue decrease in our Investment Guides business from $63,591 in fiscal 2004 to $42,880 in fiscal 2005 is primarily due to the declined production of our Mining Investment Guides. In the year 2005, the mining sector shrunk substantially and the number of companies involved in the Mining Investment Guides, as well as sponsorship, decreased. This resulted in a 33% reduction in revenues. Revenue from these Mining Investment Guides fluctuates depending upon market movements. In time, CWN will attempt to stabilize revenues from the Mining Investment Guides by diversifying into sectors other than mining.

Other Revenues

Other revenue items, such as Online Marketing Services and Investment Seminars, were $189,933 in fiscal 2005 as compared to $189,638 in fiscal 2004. The number of customers remains approximately the same for our online marketing services in the fiscal 2005 when compared to the fiscal 2004. Revenues generated from the Investment Seminars continued to be stable due to only a marginal change in number of customers, sponsors, and exhibitors.

Launch of RZTO

At the end of 2005, we started to plan for the launch of a new product called RZTO to target the small to mid-size private companies in China that are interested in looking for information about listing and accessing North American capital market. This new platform is tentatively scheduled to launch in late fiscal 2006 based on a membership model where companies can have access to professional service providers in North America, information regarding finance rules and regulations in North America and self-testing mechanisms about their company’s status. Furthermore, financial service providers can also become members in order to have access to Chinese private companies and other business opportunities in China.

Expenses

Total expenses for fiscal 2005 were $617,886, up from $570,006 in fiscal 2004. Expenses related to travel and entertainment, office and miscellaneous increased with increasing revenue and activities. The increase in our operating expenses is principally from an increase in our accounting and legal fees and employee salaries and benefits, while our advertising and promotion cost decreased slightly. We expect our operating expenses will continue to increase for the foreseeable future, while the rate of increase will depend on our business expansion in advertising and promotion, as well as our human resource requirements. Since we intend to focus on expanding our sales staff for our Banner Advertising Services and our promotional efforts for our IP/PR Services, we expect that it will be these specific expenses which will have the largest increase.

Advertising and Promotion

Our advertising and promotional expenses decreased from $86,199 in fiscal 2004 to $50,813 in fiscal 2005 mainly due to the increased awareness of CWN in our market and our reduced reliance on promotion to produce this awareness. We transformed from an emerging stage company in fiscal 2004 to an established business in fiscal 2005, and as a result we require relatively less advertising to be done via external media, such as advertisements in newspapers, magazines, mail-out pamphlets, etc.

Accounting and Legal

Our accounting and legal fees increased from $24,989 in fiscal 2004 to $56,504 in fiscal 2005. The increase resulted from the change of our auditors in fiscal 2005 from Moore Stephens Ellis Foster Ltd. to Ernst & Young LLP, and the increase in professional fees for audit and legal services work performed for us.

Printing

Printing expenses decreased to $10,086 for fiscal 2005 from $18,276 for fiscal 2004 primarily associated with the reduction in advertisement and promotion expenses. Our printing expenses declined due to the lower demand for advertisements, thus lowering our printing requirements for pamphlets and magazines.

Salaries and benefits

Salaries and benefit expenses increased to $292,930 in fiscal 2005 from $261,491 in fiscal 2004 primarily due to the increase in the number of staff and compensation payments.

Travel and entertainment

Travel expenses increased to $57,043 in fiscal 2005 from $42,227 in fiscal 2004 due to business development activity expansion in Asia for the purpose of increasing our business overseas, and management making numerous associated trips.

Other Expenses

Other expenses, such as consulting fees, office and miscellaneous, rent and operating costs, increased from $136,824 in fiscal 2004 to $150,510 in fiscal 2005. This is due to the increased levels of business development activity and greater expenditures on information technology.

Other Income (Loss)

Our other income (loss) line items primarily consist of interest and sundry income from our liquid investments that are deposited with banks and other financial institutions; as well as foreign exchange loss derived from currency exchange transactions. We generally deposit our excess cash in interest bearing or mutual fund accounts. For fiscal 2004, we suffered a significant loss from currency exchange transactions; while in fiscal 2005 our liquid investments had generated major growth in the mutual fund sector. These factors resulted in the other income line in our income statement improving to $6,335 in 2005 as compared to an other loss of $13,650 in fiscal 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues

During fiscal 2004, we increased revenues to $487,710 from $247,293 during the year ended December 31, 2003 (“fiscal 2003”). The significant changes are as follows:

Company Review, Company Newsletter, Translation

During fiscal 2004, we earned revenue of $21,593 compared to $3,610 in fiscal 2003. The increase in revenue was due to the adoption of company review and newsletter services for client companies delivered by NAI prior to fiscal 2003. The increase in revenue was due to a substantial increase in clients purchasing our services and an increase in our package prices.

Chinese Webpage Design, Hosting and Maintenance

Revenue growth from the fiscal 2003 of $11,849 to $47,898 in fiscal 2004 is due to our package model of webpage design, hosting and maintenance services to customers becoming more established and well-rounded to fit our clients’ needs. As the model became mature and as the demand for Chinese translated websites increased, the expansion of our client base contributed to our revenue growth and the increase in the number of monthly clients.

Computer Consultation Services

Revenue for fiscal 2004 was $13,898 as compared to $8,798 for fiscal 2003. The increase was a result of computer consultation services provided by CWN to a limited number of exclusive clients. These services were in existence prior to the establishment of CWN, in which we setup for our exclusive clients computer programs for marketing purposes. During the fiscal year of 2004, the number of our exclusive clients remained the same while the frequency they purchased this service from us increased.

Online Marketing Service

During fiscal 2004, online marketing service revenue decreased to $13,881 from $36,460 in fiscal 2003 due to the phasing out of our online marketing service program. The overall performance of the program did not meet our expectations, and the number of clients involved in the program decreased.

Miscellaneous IR/PR Services

During the fiscal 2004, we generated revenue of $126,436 as compared to $57,052 in fiscal 2003 from our Miscellaneous IR/PR Services. The increase was due to the change in programs and price package for client companies. We involved larger programs with more exclusive price packages in the beginning of fiscal 2004 because we foresaw the trend of the growing mining sector. As a result, the number of customers which signed up for longer contract terms increased.

Investment Seminars

During fiscal 2004, we incurred revenue of $175,442 as compared to $84,172 in fiscal 2003. The increase of $91,270 was mainly due to the success of our conference program transformation from a one day event to a two day event. For example, our Toronto conference was modified to have Day 1 and Day 2 events. The addition of the Day 1 event was aimed at inviting Chinese private companies to attend and learn the fundamentals of listing and accessing capital in North America. It is typically difficult for small growth companies to raise funding domestically in China, and more Chinese companies are coming to North America for listings on stock exchanges. We see this increase in small growth companies coming from China to North America for financing as a growing trend and we expect the continued growth for our Day 1 event in the next few years. The Day 2 event represents the existing regular exhibition and presentation type of financial conference that we have continued from previous years.

Financial Newspaper

For fiscal 2004, we did not earn any revenue as compared to $12,939 in fiscal 2003. The decrease was due to the termination of our financial newspaper in May, 2003. The development of the newsletter was not successful and it had been unprofitable since inception. Accordingly, we decided to stop production.

Investment Guides

Revenue from investment guides increased from $9,698 in fiscal 2003 to $63,591 in fiscal 2004. Our revenue generated from our investment guides mainly focus on mining companies and the mining sector. In fiscal 2004, the mining sector was doing extremely well and our number of client companies increased substantially from fiscal 2003.

Other Revenues

Other revenue items, such as Banner Advertisement and CWN Membership & Online Services, were $24,971 in fiscal 2004 as compared to $22,715 in fiscal 2003. Our financial portal business continued to generate steady revenue from Banner Advertisement and CWN Membership & Online Services.

Expenses

Total expenses for fiscal 2004 were $570,006, up from $412,670 in fiscal 2003. Expenses related to advertising and promotion, travel and entertainment, office and miscellaneous increased with correlated increases in sales activities and revenue. The addition of the expenditure item ‘Interest expense on long term debt’ was due to the private placement financing that was completed in May of year 2004 by issuing convertible debentures. The increase in our operating expenses was principally from an increase in our advertising and promotional costs, as well as accounting and legal fees. Our overall expenses increased due to substantial growth in our business model in fiscal 2004.

Advertising and Promotion

Advertising and promotional expenses increased from $41,050 in fiscal 2003 to $86,199 in fiscal 2004. The increase was due to the increase in the cost of promotional materials printed for advertising and marketing purposes. Also, during fiscal 2004, CWN was in the process of expansion, and accordingly, we incurred greater promotional advertising of our business to retail clients.

Accounting and Legal

Our accounting and legal fees increased from $12,112 in fiscal 2003 to $24,989 in fiscal 2004. The increase was due to increased counseling costs from our lawyers and accounting consultants, and the increased level of work performed by them associated with public disclosure compliance.

Interest Expense on Long-Term Debt

Interest expense on long term debt increased from nil in fiscal 2003 to $4,398 in fiscal 2004. The increase was from the completion of a private placement financing consisting of convertible debt in fiscal 2004.

Printing

Printing expenses increased from $12,682 in fiscal 2003 to $18,276 in fiscal 2004. The increase was primarily associated with the increase in our advertisement and promotion expenses. As the increase in our sales and promotional activities increased, the amount of print materials used increased.

Provision for Bad and Doubtful Debts

For fiscal 2004, we recognized a bad debt provision of $26,458 as compared to $4,467 for fiscal 2003, which is in line with our corresponding revenue increase.

Salaries and benefits

Salaries and benefit expenses increased to $261,491 in fiscal 2004 from $225,880 in fiscal 2003 primarily due to the increase in number of our staff and increase in compensation payments to them.

Travel and Entertainment

Travel expenses increased to $42,227 in fiscal 2004 from $18,640 in fiscal 2003 due to our business development activities in Toronto and Asia. Our largest conference took place in Toronto, Canada which required multiple trips for our management team with respect to arranging the conference and engaging in related business development activities.

Other Expenses

Other expenses, such as consulting fees, office and miscellaneous, rents and operating costs, increased from $97,839 in fiscal 2003 to $105,968 in fiscal 2004. This was due to the increase in expenses associated with an overall increase in sales during fiscal 2004.

Other Income (Loss)

Our other income (loss) line items primarily consist of interest and sundry income from our liquid investments that are deposited with banks and other financial institutions, as well as foreign exchange loss derived from currency exchange transactions. We generally deposit our excess cash in interest bearing or mutual fund accounts. For fiscal 2004, we incurred a $15,988 loss from currency exchange transactions, while in fiscal 2003, we incurred a $227 loss. We also earned $1,691 in interest and sundry income in fiscal 2003 as compared with $376 in fiscal 2004. These factors resulted in other income of $2,064 in fiscal 2003 as compared to an other loss of $13,650 in fiscal 2004.

	For year ending December 31,
	2005	2004
Revenues
Banner Advertisement	$18,457	$9,377
Company Review, Company Newsletter	10,973	21,593
Chinese Webpage Design, Hosting and Maintenance Computer Consultation Service	89,937 0	47,898 13,898
CWN Membership, Online Service	11,475	15,279
Online Marketing Service	13,107	13,881
Miscellaneous IR/PR Service	169,866	126,436
Investment Seminar	174,881	175,442
Financial Newspaper Investment Guides	0 42,880	0 63,591
Interest and others	1,945	315
TOTAL REVENUE	$533,521	$487,710

Expenses
Advertising and promotion	$50,813	$86,199
Accounting and legal	56,504	24,989
Consulting	24,000	29,354
Depreciation	8,084	6,784
Non-cash compensation changes
Financial charges - related parties
Interest (imputed) - related parties	1,154	1,107
Interest expense on long term debt	7,500	4,398
Office and miscellaneous	30,959	23,347
Printing	10,086	18,276
Provision for Bad and doubtful debts	31,447	26,458
Rent and operating	35,182	34,383
Salaries and benefits	292,930	261,491
Telephone	12,184	10,993
Travel and entertainment	57,043	42,227
TOTAL OPERATING EXPENSES	$617,886	$570,006
Other Income (Loss)	6,335	(13,650)
NET LOSS	$(78,030)	$(95,946)

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

B. Liquidity and Capital Resources

As of December 31, 2005, we had cash and cash equivalents of $231,630. As of that date, we did not have any outstanding debt or line of credit. In the short term, we believe that our current cash, cash equivalents, and cash flow are sufficient to satisfy our cash requirements for the next 12 months. Our primary cash requirements relate to our operational expenses. Our principal sources of funding consist of advances from related parties in fiscal 2005 and fiscal 2003, and advances from non-related parties in fiscal 2004. Our operational expenditures have been, and are expected to continue to be, funded through our operations and existing capital financing resources. Our uses of cash include general overhead and human resource costs, such as salaries, promotional expenses and rental fees related to our seminars and conferences and production costs of our publications. However, in the long term, we may require additional cash resources to assist with our business expansion or other future developments. If our current operational and current shareholder sources are insufficient to satisfy our cash requirements, we anticipate that additional funds will need to be raised to further our expansion into Asia and for acquisition purposes. We intend to raise such additional funds through private placements of common shares. However, if we are unable to raise additional capital through a private placement offering, we will likely seek debt financing from lending institutions or private lenders. This capital raise would likely be tied to a specific transaction such as the acquisition of a target so at this time, and until we can identify such a target, we do not need to raise capital. There were no private placements or acquisitions completed in the year 2003 or 2005. In 2004, we completed a private placement financing of $150,000 by issuing three year 5% convertible debentures.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year		1-3 years		3-5 years		More than 5 years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations	$150,000			$150,000 (private placement	)
Operating Lease Obligations	$41,022	$24,570 (office lease	)			$487 (car lease	)
Purchase Obligations
Other Long-Term Liabilities
Total	$191,022	$24,570		$150,000		$487		$0

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following tables set forth all directors and executive officers of CWN and our subsidiary NAI as of December 31, 2005, with each position and office held by them in CWN. Each director’s term of office expires at the next annual general meeting of shareholders.

CWN

- Directors and Officers as of December 31, 2005

Name	Age	Office Held Since	Position with CWN
Joe K.F. Tai	42	January 12, 2000	President, Chief Executive Officer and Director
Kelvin Szeto (1)	45	June 1, 2006	Chief Operating Officer & Chief Financial Officer
Chi Cheong Liu (2)	46	January 12, 2000	Treasurer and Director
Chi Kong Liu (2)	45	January 12, 2000	Director
Andy S.W. Lam (3)	56	March 8, 2004	Director
Gilbert Chan	30	December 1, 2004	Secretary

(1)	Kelvin Szeto became acting Chief Operating Officer and acting Chief Financial Officer of the Company on April 1, 2005. He was permanently appointed to the positions on June 1, 2006.

(2)	Two of our Directors, Chi Cheong Liu and Chi Kong Liu are brothers. There are no other family relationships between our directors and executives.

(3)	Siu Wing Lam was appointed as a Director in March 2004.

NAI

- Directors and Officers as of December 31, 2005

Name	Age	Position with NAI
Kelvin Szeto	45	President, Secretary and Director
Gilbert Chan	30	Vice President - Marketing and Project Development
Lixin Yang (1)	35	Vice President - Editing

(1)	Mr. Lixin Yang was appointed as Vice-President - Editing in March 2004.

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

Kelvin Szeto

Mr. Szeto has served as Chief Operating Officer and Chief Financial Officer of CWN since June 1, 2006. Between April 1, 2005 and June 1, 2006, Mr. Szeto was acting Chief Operating Officer and acting Chief Financial Officer of CWN. Mr. Szeto has served as NAI’s President, Secretary and Director since November 13, 2001. Prior to the appointment as the President of NAI, Mr. Szeto served as the Secretary, Director and Vice President Operation since January 12, 2000. Mr. Szeto was involved in the start up of an international computer manufacturing company with our corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million

Chi Cheong Liu

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

NAI Interactive Ltd.

Kelvin Szeto

Mr. Szeto has served as NAI’s President, Secretary and Director since November 13, 2001. Prior to the appointment as the President of NAI, Mr. Szeto served as the Secretary, Director and Vice President Operation since January 12, 2000. Mr. Szeto was involved in the start up of an international computer manufacturing company with our corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million. Mr. Szeto also serves as Chief Operating Officer and Chief Financial Officer of CWN.

Mr. Szeto has served as NAI’s President, Secretary and Director since November 13, 2001. Prior to the appointment as the President of NAI, Mr. Szeto served as the Secretary, Director and Vice President Operation since January 12, 2000. Mr. Szeto was involved in the start up of an international computer manufacturing company with our corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million. Mr. Szeto also serves as Chief Operating Officer and Chief Financial Officer of CWN.

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

B. Compensation

The following table provides information regarding the direct or indirect remuneration paid during the 2005 fiscal year to the directors and officers of CWN, including our subsidiaries, in office as of December 31, 2005:

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus)	Other Annual Compensation
Joe K. F. Tai President, Chief Executive Officer and Director	2005	Nil(1) (2)	Nil	Nil
Chi Cheong Liu Secretary/ Treasurer and Director	2005	Nil(1)	Nil	Nil
Chi Kong Liu (2) Director	2005	Nil (2)	Nil	Nil
Andy S.W. Lam Director	2005	Nil	Nil	Nil
Kelvin Szeto Chief Operating Officer and Chief Financial Officer of CWN; (3) President, Secretary and Director of NAI	2005	$28,400	Nil	Nil
Gilbert Chan VP Marketing and Project Development of NAI	2005	$40,200	Nil	Nil
Lixin Yang VP Editing of NAI	2005	$29,738	Nil	Nil

(1)
We have a consulting agreement with Goldpac Investment Partners Ltd. for 2004 and 2005 for $24,000 per year. Goldpac Investment Partners Ltd. is a company owned by Chi Cheong Liu, one of our directors and shareholders and Ms. Tim Yee Lau who is the spouse of Joe Tai, our President and Chief Executive Officer)

(2)	Joe Tai and Chi Cheong Liu are shareholders and do not receive salaries.

(3)	Kelvin Szeto was appointed as Chief Operating Officer and Chief Financial Officer of CWN on June 1, 2006.

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

As at May 31, 2006

Name and Title	Share Ownership	% Share Ownership
Joe Tai (1) President, CEO and Director	250,000	3.05%
Ken Cai (2) Director	0	—
Chi Cheong Liu Director	1,730,000	21.10%
Chi Kong Liu Director	570,000	6.95%
Lixin Yang (3) Vice President, Editing of NAI	10,000	0.12%
Michael Hui Vice President, Website Development of NAI	0	—
Kelvin Szeto Chief Operating Officer and Chief Financial Officer of CWN; (4) President, Secretary and Director of NAI	150,000	1.83%
Gilbert Chan Vice President, Marketing and Project Development of NAI	50,000	0.61%
Andy S.W. Lam (5) Director	0	—
All Directors and Senior Management as a group	2,760,000	3.66%

(1)	Includes 112,500 common shares held by Ms. Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.
(2)	Mr. Cai resigned as a Director in January 2004.
(3)	Mr. Lixin Yang was appointed Vice President, Editing in March 2004.
(4)	Mr. Kelvin Szeto was appointed Chief Operating Officer and Chief Financial Officer of CWN on June 1, 2006
(5)	Mr. Andy S. W. Lam was appointed Director in March 2004.

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

C. Interests of Experts and Counsel

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8.  FINANCIAL INFORMATION

A. Financial Statements

This Annual Report on Form 20-F/A includes our audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, including our consolidated balance sheets as of December 31, 2005 and 2004, and the consolidated statements of loss and deficit for the years ended December 31, 2005, 2004 and 2003, and the notes to those statements and the auditor’s reports thereon.

B. Significant Changes

There have been no significant changes in our business in the period from December 31, 2005 until the date of this document.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are not listed for trading on any market or exchange; accordingly, we cannot provide historical high and low market prices for our common shares.

B. Plan of Distribution

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Markets

Our common shares are not listed for trading on any market or exchange.

D. Selling Shareholders

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

E. Dilution

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

F. Expenses of the Issue

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

B. Memorandum and Articles of Association

There have been no changes to the Memorandum or Articles of Association, or Cayman Islands Law with respect to rights and powers of directors and shareholders since our 20-F/A Registration Statement (SEC file no. 000-33051) was filed on July 3, 2002. Such discussion is hereby incorporated by reference into this Annual Report.

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

F. Dividends and Paying Agents

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

G. Statement by Experts

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

H. Documents on Display

Any documents referred to in this Annual Report on Form 20-F/A may be inspected at our principal office located at Suite 510 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1 during normal business hours.

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

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Report on Form 20-F/A is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

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

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. In our initial Annual Report on Form 20-F for the year ended December 31, 2005, we reported that we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer/Chief Financial Officer, as of December 31, 2005, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, we concluded our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including out principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

On August 30, 2006, we received a letter from the Staff of the SEC commenting on our initial Annual Report on Form 20-F for the year ended December 31, 2005. As a part of our responses to these comments, we determined that we were required to restate our Consolidated Financial Statements for the year ended December 31, 2005 to reflect the provision of doubtful accounts as an adjustment to reconcile net loss to net cash flows from operating activities and to recognize the receipt of cash related to an acquisition as a source of cash from investing activities. In connection with the restatement, our management, including our Chief Executive Officer and our Chief Financial Officer, re-evaluated and identified a material weakness in our internal controls over financial reporting, namely, that we misclassified the line items described above. Solely as a result of this material weakness, management has concluded that our disclosure controls and procedures were not effective as of December 31, 2005.

We are confident that as of the date of this filing we have fully remediated the material weakness in our internal controls over financial reporting by (i) engaging an outside accountant as a consultant to supplement our technical resources and to provide technical support and guidance on accounting issues within the Company, and (ii) implementing bi-weekly meetings among management and staff in the Company, including our corporate secretary, Chief Executive Officer, Chief Financial Officer and other personnel, to review and evaluate our internal controls and procedures and improve internal education with respect to accounting reviews in order to ensure those involved in financial reporting understand and apply appropriate accounting analysis.

In connection with this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2005, our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures currently in effect as a result of the implementation of the remedial actions discussed above, and have concluded that, as of this date, our disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2005, other than the remedial actions discussed above which relate to the filing of this Amendment No. 1 of our Annual Report on Form 20-F, there have not been any significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PART III

ITEM 17.    FINANCIAL STATEMENTS

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States. The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Annual Report:

Page #
Report of Independent Accountants	F-1
Auditor’s Report from Moore Stephens Ellis Foster Ltd.	F-2
Year-end Consolidated Balance Sheet as of December 31, 2005 and 2004	F-3
Year-end Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2005 and 2004	F-4 to F-5
Year-end Consolidated Statements of Operations for the years ended December 31, 2005 and 2004	F-6
Year-end Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004	F-7
Notes to Consolidated Financial Statements	F-8 to F-20

ITEM 18.    FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 17 - Financial Statements and Exhibits.”

ITEM 19.    EXHIBITS

Exhibit No.		Document Description
1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN
2	(2)	Form of Convertible Debenture dated May 31, 2004
4(b)1	(1)	Content Partnership Agreement between NAI and Yahoo! Holdings (Hong Kong) Limited, dated January 1, 2001.
4(b)2	(1)	Partnership Agreement between CWN and ALPHATRADE.COM, dated April 16, 2002.
4(b) 3	(2)	Content Partnership Agreement with PR Newswire dated May 1, 2004
4(b) 4	(2)	On-Line Content Partnership Agreement with Tanrich Financial Management Ltd. dated July 12, 2004
4(b) 5	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004

Exhibit No.		Document Description
4(b) 6	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004
4(b) 7	(2)	Lease Agreement dated July 25, 2003 between Wertman Development Corporation and NAI
4(b) 8	(2)	Exchange Agreement between CWN and Marrick Investments Ltd.
4(b) 9	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2005
8	**	List of Subsidiaries
11.1	**	Code of Ethics
12.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934
13.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

**	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F/A (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F/A (file no. 000-33051) filed on June 30, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  December 22, 2006
ChineseWorldNet.com Inc., a Cayman Islands Corporation

/s/Joe Kin Foon Tai
JOE KIN FOON TAI
President, Chief Executive Officer and Director

Consolidated Financial Statements

Chineseworldnet.com Inc. & Subsidiaries
(Expressed in U.S. Dollars)
December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of
Chineseworldnet.com Inc. & Subsidiaries

We have audited the accompanying consolidated balance sheet of Chineseworldnet.com Inc. & Subsidiaries (“the Company”) as at December 31, 2005, and the related consolidated statements of stockholders’ (deficiency) equity, operations and cash flows for the year ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements as of December 31, 2004 were audited by other auditors and whose report dated March 28, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As described in Note 10, the accompanying consolidated financial statements of the Company as at December 31, 2005 and for the year then ended have been restated. We therefore withdraw our previous report dated June 9, 2006.

Vancouver Canada,
June 9, 2006 (except as to Notes 10 and 11 which are as of November 30, 2006)

Ernst & Young LLP

/s/ Ernst & Young LLP
Chartered Accountants

MOORE STEPHENS ELLIS FOSTER LTD.
 CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINESEWORLDNET.COM INC & SUBSIDIARIES

We have audited the consolidated balance sheet of Chineseworldnet.com Inc. & Subsidiaries (“the Company”) as at December 31, 2004 and the related consolidated statements of stockholders’ equity, operations and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

Vancouver, Canada	“MOORE STEPHENS ELLIS FOSTER LTD”
March 28, 2005	Chartered Accountants

1.  MSAn independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS

As at December 31	(Expressed in U.S. Dollars)

	2005	2004
	$	$
ASSETS
Current assets
Cash and cash equivalents	226,219	209,770
Available for sales securities [note 3]	1	1,559
Accounts receivable, net of allowance for doubtful accounts of $30,204 (2004- $52,368) [note 11]	58,748	34,844
Share subscription receivable	—	63,907
Prepaid expenses and deposits	10,318	4,122
Total current assets	295,286	314,202
Equipment [note 5]	16,767	22,421
Total assets	312,053	336,623

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	80,624	55,761
Due to related parties, non-interest bearing [note 8]	77,005	51,835
Deferred revenue	12,840	12,170
Total current liabilities	170,469	119,766
Convertible debentures [note 6]	150,000	150,000
Total liabilities	320,469	269,766
Commitments [note 9]

Stockholders’ equity
Common stock
Authorized
100,000,000,000 common shares with a par value
of $0.001 per share
Issued and outstanding
8,200,000 common shares	8,200	8,200
Additional paid-in capital	1,195,168	1,194,166
Accumulated other comprehensive income	21,202	19,447
Deficit	(1,232,986)	(1,154,956)
Total stockholders’ (deficiency) equity	(8,416)	66,857
Total liabilities and stockholders’ equity	312,053	336,623

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated
			Additional	Comprehensive		other	Total
	Common stock		paid-in	income		comprehensive	stockholders’
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2002	8,000,000	8,000	1,125,826	—	(895,697)	6,357	244,486
Imputed interest on amounts due to related parties	—	—	1,039	—	—	—	1,039
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(163,313)	(163,313)	—	(163,313)
Foreign currency translation adjustment	—	—	—	8,216	—	8,216	8,216
Change in net unrealized loss on available for sale securities	—	—	—	(322)	—	(322)	(322)
Comprehensive income (loss)				(155,419)
Balance, December 31, 2003	8,000,000	8,000	1,126,865		(1,059,010)	14,251	90,106

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY (cont’d.)

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated
			Additional	Comprehensive		other	Total
	Common stock		paid-in	income		comprehensive	stockholders’
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2003	8,000,000	8,000	1,126,865		(1,059,010)	14,251	90,106
Issue 200,000 shares to Technology City for cash [note 4]	200,000	200	66,194	—	—	—	66,394
Imputed interest on amounts due to related parties	—	—	1,107	—	—	—	1,107
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(95,946)	(95,946)	—	(95,946)
Foreign currency translation adjustment	—	—	—	5,266	—	5,266	5,266
Change in net unrealized loss on available for sale securities	—	—	—	(70)	—	(70)	(70)
Comprehensive income (loss)				(90,750)
Balance, December 31, 2004	8,200,000	8,200	1,194,166		(1,154,956)	19,447	66,857
Imputed interest on amounts due to related parties	—	—	1,002	—	—	—	1,002
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(78,030)	(78,030)	—	(78,030)
Foreign currency translation adjustment	—	—	—	1,804	—	1,804	1,804
Change in net unrealized loss on available for sale securities	—	—	—	(49)	—	(49)	(49)
Comprehensive income (loss)				(76,275)
Balance, December 31, 2005	8,200,000	8,200	1,195,168		(1,232,986)	21,202	(8,416)

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31	(Expressed in U.S. Dollars)

	2005	2004	2003
	$	$	$
Revenue	533,521	487,710	247,293

Expenses
Advertising and promotion	50,813	86,199	41,050
Audit and legal	56,504	24,989	12,112
Consulting fees	24,000	29,354	24,000
Depreciation	8,084	6,784	7,640
Interest (non-cash imputed interest -
related parties)	1,154	1,107	1,039
Interest expense on long-term debt	7,500	4,398	—
Office and miscellaneous	30,959	23,347	30,321
Printing	10,086	18,276	12,682
Provision for bad and doubtful debts	31,447	26,458	4,467
Rent and operating	35,182	34,383	28,696
Salaries and benefits	292,930	261,491	225,880
Telephone	12,184	10,993	6,143
Travel and entertainment	57,043	42,227	18,640
	617,886	570,006	412,670
Other income (loss)
Interest and sundry income	5,763	376	1,691
Foreign exchange (loss) gain and other losses	31	(15,988)	(227)
Gain (loss) on sale of available for sale securities	541	(252)	600
Recovery (writedown) of investment	—	2,214	—
Other income (loss), net	6,335	(13,650)	2,064
Net loss for the year	(78,030)	(95,946)	(163,313)

Loss per share - basic and diluted	(0.01)	(0.01)	(0.02)

Weighted average number of common shares
outstanding - basic and diluted	8,200,000	8,004,384	8,000,000

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	(Expressed in U.S. Dollars)

	2005	2004	2003
	$	$	$
	(Restated -
	Note 10)

OPERATING ACTIVITIES
Net loss for the year	(78,030)	(95,946)	(163,313)
Adjustment to reconcile net loss to net cash
used in operating activities:
Provision for bad and doubtful debts	31,447	26,458	4,467
Depreciation	8,084	6,784	7,640
Interest (imputed) - related parties	1,154	1,107	1,039
Interest accrued on loan from non-related party	—	1,466	—
Loss (gain) on sale of available for sale securities	(488)	252	(536)
Writedown (recovery) of investment	—	(2,214)	—
Changes in non-cash working capital items:
Accounts receivable	(45,199)	(25,910)	2,052
Prepaid expenses and deposits	(5,952)	719	4,488
Accounts payable and accrued liabilities	22,482	16,918	(10,606)
Deferred revenue	223	(17,054)	672
Net cash provided by (used in) operating activities	(66,279)	(87,420)	(154,097)

FINANCING ACTIVITIES
Advances from related parties	24,347	(27,068)	124,000
Advances from non-related parties	—	55,659	—
Net cash provided by financing activities	24,347	28,591	124,000

INVESTING ACTIVITIES
Cash acquired from Technology City Holdings
Limited (Note 4)	69,282	—	—
Purchase of equipment	(1,884)	(4,356)	(1,467)
Proceeds on disposal of available for sale securities	1,536	—	1,509
Net cash provided by (used in) investing activities	68,934	(4,356)	42

Foreign exchange loss (gain) on
cash held in foreign currency	(10,553)	7,606	8,465

Increase (decrease) in cash and cash equivalents	16,449	(55,579)	(21,590)
Cash and cash equivalents, beginning of year	209,770	265,349	286,939
Cash and cash equivalents, end of year	226,219	209,770	265,349

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—	—
Cash paid for income taxes	—	—	—

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

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

Non-monetary transactions

The Company entered into agreements for the supply of content for the Company’s websites in exchange for advertising, consisting primarily of links to the supplier’s websites. The Company accounted for these transactions in accordance with Accounting Principles Board No. 29 “Accounting for Nonmonetary Transactions” (“APB 29”) and with Emerging Issues Task Force No. 99-17 “Accounting for Advertising Barter Transactions” (“EITF 99-17”). No cash was exchanged between the parties in any of these transactions. These transactions have been recorded at a zero value, being the carrying amount of the content supplied.

Chineseworldnet.com Inc. & Subsidiaries

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

Revenue consists of two main sources:

1.
Fees from banner advertisement, web page hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company’s Chinese financial newspaper, sponsorship fees from investment seminars and forums, all of which sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. These revenues are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. The Company charges each presenting company a flat fee in advance of the respective seminar or conference, and the revenue generated is deferred upon receipt and recognized at the end of the month that the seminars and conference take place.

2.
Fees from membership subscriptions. Membership subscription fees that have been paid are accounted for as deferred revenue upon receipt. These revenues are recognized on a straight-line basis over the term of each respective subscription.

Fees described above that are received in advance and require continuing performance obligations are deferred and recognized on a straight-line basis as services are provided.

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

10. RESTATEMENT

The Company has restated its consolidated statements of cash flows for the year ended December 31, 2005. The financial statements have been restated for the following:

•	To reflect the provision for doubtful accounts as an adjustment to reconcile net loss to net cash flows from operating activities.

•	To reclassify the receipt of cash from the acquisition of Technology City Holdings Limited as a source of cash from investing activities.

The net impact of the restatements for the year ended December 31, 2005 are a decrease in the cash flows from operating activities of $69,282 and an increase in the cash flows from investing activities of $69,282. There was no impact to the cash flows from operating activities or cash flows from investing activities for the years ended December 31, 2004 and 2003.

The restatement had no impact on the financial position of the Company as at December 31, 2005 nor on the results of its operation for each of the years ended December 31, 2005, 2004, and 2003.

Statement of Cash Flows for the Year Ended December 31, 2005

	For the Year Ended December 31, 2005
	As Reported	Adjustment	As Restated
	$	$	$
Operating Activities

Provision for bad and doubtful debts	—	31,447	31,447

Changes in operating assets and liabilities:
Accounts receivable	55,530	(100,729)	(45,199)

Investing Activities

Cash acquired from Technology City Holdings Limited	—	69,282	69,282

11. ACCOUNTS RECEIVABLE

During the year the Company incurred an expense for bad and doubtful accounts receivable in the amount of $31,447 (2004 - $26,458; 2003 - $4,467) and recorded uncollectible accounts receivable written off and foreign exchange differences of $53,611 (2004 - $2,230; 2003 - $9,567).

 12. COMPARATIVE FIGURES

Certain of the 2004 and 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2005.