Form 20-F
CHINESEWORLDNET COM INC
filed 2007-07-02
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________________________ to ________________________________

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

☐ Yes ☒ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17 ☐  Item 18

PART III		60

ITEM 17.	FINANCIAL STATEMENTS	60

ITEM 18.	FINANCIAL STATEMENTS	60

ITEM 19.	EXHIBITS	60

Ex - 4(b)9	CONSULTING AGREEMENT BETWEEN CHINESEWORLDNET.COM INC. AND GOLDPAC INVESTMENT PARTNERS.

EX. - 8.	LIST OF SUBSIDIARIES

EX. - 12.1.	CEO CERTIFICATION

EX. - 12.2.	CFO CERTIFICATION

EX. - 13.1.	CEO CERTIFICATION PURSUANT TO SECTION 906

EX. - 13.2.	CFO CERTIFICATION PURSUANT TO SECTION 906

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Except as the context otherwise requires, all references in this Annual Report on Form 20-F to “we,” “us,” “our,” “CWN” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI Interactive Ltd., a company incorporated under the laws of British Columbia (“NAI”) and ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWNHK”). Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars. All monetary amounts contained in this Annual Report are in United States dollars unless otherwise indicated.

Our registered and executive office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands. Our North American office and principal place of business is located at Suite 368 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. We moved to our current offices in August 2006.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of December 31, 2006 unless otherwise indicated.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected consolidated financial information which has been derived from our consolidated financial statements prepared in accordance with US GAAP for our most recently completed fiscal periods consisting of the years ended December 31, 2006, 2005, 2004, 2003, and 2002. The financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Results of Operations” under “Item 5 - Operating and Financial Review and Prospects.”

	Year ended December 31,
	2006	2005	2004	2003	2002
Income Statement:
Operating revenues	$643,370	$533,521	$487,710	$247,293	$234,716
Operating loss before income taxes	(209,883)	(78,030)	(95,946)	(163,313)	(367,690)
Net loss	(209,883)	(78,030)	(95,946)	(163,313)	(367,690)
Loss per share (basic and diluted)	(0.03)	(0.01)	(0.01)	(0.02)	(0.05)
Weighted Average Common shares outstanding	8,200,000	8,200,000	8,004,384	8,000,000	8,000,000

Consolidated Balance Sheet:
Total assets	$226,896	$312,053	$336,623	$329,949	$356,864
Equipment	22,677	16,767	22,421	23,272	24,620
Total current liabilities	439,278	170,469	119,766	239,843	112,378
Stockholders’ equity	(212,382)	(8,416)	66,857	90,106	244,486

No dividends have been declared or paid in 2006.

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

We are pursuing a number of growth strategies, which will require us to expand our data and information content and service offerings through internal development efforts. We also seek partnerships, and potentially joint ventures and acquisitions with providers of financial products and services to customers in North America and Asia to implement our growth strategies. Some of these strategies relate to new service offerings for which there are no established markets in North America or the PRC, or relate to service offerings in which we lack experience and expertise. We cannot assure you that we will be able to deliver new service offerings on a commercially viable basis or in a timely manner, or at all.

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

The existing pricing that NAI charges to presenting companies and exhibition booths might increase; and the of price increase may cause an increased likelihood for declining numbers in participating client companies which adversely affects our revenues. In the future, failure to implement the suitable pricing structures for these seminars, may cause the decline in number of presenting companies and companies with exhibition booths which may have adverse affect on our revenues.

A failure to maintain strategic relationship with partner companies in organizing financial seminars in PRC may adversely affect our business.

In expansion of our financial seminars in PRC, we may depend on establishing and maintaining the partnerships with local companies in PRC, such as agents, internet platform partners, consulting companies, project event organizers, in various disciplines such as marketing our company and/or our events, seminar organization and coordination. We may be unable to enter into or successfully renew relationships with these companies or partners on commercially reasonable terms.

Many companies that we may approach for a strategic relationship or who already have strategic relationship with us will have financial commitments and responsibilities involvement with our company. If failure in establishing or maintaining the relationships with the companies, our business could be significantly and adversely affected.

A failure to establish and maintain an operation centre in PRC may have adverse effect on our financial seminars organization in PRC

Our plan to establish an operation centre at PRC, for the purpose of investment seminar organization and business expansion, may involve of commercial terms and conditions such as business licence registration, rental expenses, leasing of properties, as well as human resources issues and technology rights. The failures in establish and maintain the functional operation centre at PRC might have adverse affect on the efficiency of seminar’s set-up and organization.

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

•
online services or websites focused on business, finance and investing, such as CBS.MarketWatch.com, CNBC on MSN Money, CNNfn.com, The Wall Street Journal Online, TheStreet.com, Globeinvestor.com, TheNewYorkTimes.com, DowJones.com, SmartMoney.com, and The Motley Fool;

•	publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio and CNBC;

•	providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service and Dow Jones Markets;

•	web “portal” companies, such as Yahoo! MSN.com, and America Online; and

•	online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE and TD Waterhouse.

•	Chinese Content:

•	web “portal” companies, such as Yahoo! China, Yahoo! Hong Kong, bidu.com, China.com, Taiwan.com, Sina.com, Sohu.com, HongKong.com, Tom.com, 36.com, Netease.com, Yam, and Hinet;

•	publishers and distributors of traditional media, including print, radio and television, such as Apple Daily, MingPao Daily, SingTao Daily, ChinaByte and Xinhua News Agency;

•	online brokerage firms, many of which provide financial and investment news and information, such as whbwhsb.com, Cash Online, Pt123.com; and

•	online services or websites focused on business, finance and investing, such as Chinesefn.com, HKNasdaq.com, Chinese.wsj.com, www.cnyes.com, www.jrj.com.

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

Furthermore, we are experiencing increased competition with a growing number of companies in the United States and Canada with respect to our conference and seminar business and IR/PR services. There is a growing trend for these companies to put on trade shows and conferences regarding investing into China, which competes with our business. If we are not able to effectively compete with these companies for the limited marketing budgets of attendees, our business may be adversely affected and our financial performance may be harmed.

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

Critical issues concerning the commercial use of the Internet in Greater China and elsewhere in Asia, including:
•	security;

•	reliability;

•	cost;

•	ease of deployment;

•	administration; and

•	quality of service

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

  Our Common Shares became traded on the OTC Bulletin Board in October 2006 and it is considered a “penny stock” and a shareholder’s ability to buy and sell shares in the secondary market may be limited.

On September 25, 2006, we obtained the trading symbol of “CWNOF.OB” and began trading on the OTC Bulletin Board in October 2006. The liquidity of our common shares would continue to be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and the news media of our company. In addition, any shares quoted on the OTC Bulletin Board would be subject to certain rules and regulations relating to “penny stock.” A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the Nasdaq Stock Market or a national securities exchange. Being a penny stock generally would mean that any broker who wanted to trade in our shares (other than with established customers and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

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

Shares eligible for future sale may have a substantial depressing effect on the stock price.

Upon completion of listing we will have outstanding an aggregate of 8,200,000 shares of common stock, which includes the 3,310,000 shares will be freely transferable without restriction under the securities Act (excluding any shares purchased in the offering by any person who is or thereby becomes an “affiliate” of us. All of the 4,890,000 shares of the common stock outstanding prior to the listing were issued without registration under the Securities Act and are “restricted securities” as the term is defined un Rule 144 under the Securities Act.

We are unable to predict the effect that sales of the shares offered hereby, or sales under Rule 144 may have on the then prevailing market price of the shares, but such sales may have a substantial depressing effect on such market price.

All of our officers, directors and 5% or more stockholders have agreed not to, directly or indirectly, issue, agree or offer publicly to sell, grant an option for the purchase or sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of, any shares of the common stock or other equity securities of ours or other securities convertible unto or exercisable for such shares of the common stock or other equity securities except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

The absence of a prior public market for the shares may lead to high volatility in the stock price.

Prior to our approval for trading there has been no public market for our common stock and there can be no assurance that an active public trading market for our common stock will develop or be sustained. The absence of an active trading market would adversely affect the liquidity of the shares and existing shareholders might have difficulty in selling their shares. In addition, the stock market is subject to price and volume fluctuations affecting the market price for public companies generally, which fluctuations maybe unrelated to the operating results or other circumstances of a particular company. Such fluctuations may adversely affect the liquidity of the shares, as well as the price that holders may achieve for the securities upon any future sale.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of CWN

ChineseWorldNet.Com Inc. was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands and commenced business in 2000. We are principally based in the Cayman Islands and our operations are primarily conducted in North America and Asia. The address of our principal registered and executive head office is that of our agent, Appleby Spurling Hunter, being: Clifton House, P.O. Box 1350GT, Grand Cayman, Cayman Islands, Telephone (345) 949-4900. Our North American office and principal place of business is located at Suite 368- 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, Telephone (604) 488-8878. We moved to this current location in August 2003.

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

As of December 31, 2006, we have updated our business model and currently consist of three principal business: (1) the Internet Financial Portal (“Portal”) business, conducted under the ChineseWorldnet.com brand via “www.chineseworldnet.com” website and (2) the Investor Relations / Public Relations (“IR/PR”) business conducted through NAI via a number of media channels including the internet “www.na-investor.com” website, as well as promotional services, (3)the investment seminars/conferences (Conference”) business conducted via the brand of Global Chinese Financial Forum, and (4) the “Online Platform” business conducted through the Rong Zhi Tong Online brand via “www.rzto.com” website. Our IR/PR business was the result of the acquisition of NAI-Interactive Ltd, a Canadian company incorporated under the laws of British Columbia, on January 15, 2000 from Ms. Tim Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai. The purchase price was 112,500 of our common shares valued at $5,625. Our Conference business is the successful result of and had separated from our IR/PR business. Our Online Platform business was launched as of October 2006 and primarily served as a financing engine that connects professional service providers with small to medium size companies in greater China regions.

Our plan was to first launch our Portal and IR/PR businesses in North America and then to expand all businesses into Hong Kong, the PRC and Taiwan. See “Corporate Strategy and Strategic Business Plan” below for details. We have launched the Portal and IR/PR businesses in North America.

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

1.  Company Profile

This section features a variety of interactive investment tools that enable users to conduct their own financial research, including:

•	Delayed stock quotes;

•	Summary company profiles;

•	Analysts’ buy/sell ratings;

•	Company news;

•	Insider trading information;

•	Intraday and Historical stock charts;

•	Financial Statement Summary; and

•	Foreign Exchange information.

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

Investor Relations / Public Relations (“IR/PR”) Business

Introduction

Our IR/PR business was the result of the acquisition of NAI. NAI operates our IR/PR business currently focusing on providing IR/PR services for micro cap and small cap public companies targeting to the Chinese investor community in North America through various media such as the Internet (www.na-investor.com website), publications and investment seminars. Unlike the www.chineseworldnet.com business model, client companies instead of individual investors pay a fee to NAI for the IR/PR services.

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

This service aims to increase the publicity and website traffic to targeted audiences for clients companies’ websites. Services include creation of search criteria for Internet based search engines to enable quick access to client companies’ websites, email messages to NAI members and other services like on-line promotional events that can help increase Internet traffic to client companies’ websites. The launch of “Mining Search Engine” was created in November 2006 to focus the promotion of client companies particularly from the mining sector. This services aims to provide and promote companies’ information and news to investors and increase publicity.

3.	Chinese Webpage Design, Hosting and Maintenance

NAI can assist client companies to create a Chinese web page for companies that have existing websites in English and would like to have link to a version of their websites in Chinese. These Chinese webpages will also be linked to the www.na-investor.com website in the featured company section. NAI charges a one-time set-up fee plus 12-month maintenance fee in total of $2,400 for this service. Due to the various demand of clients’ needs and the customized services that we provide to client companies; as of January 1, 2006 the fees for this service had been changed to range from $2,000 to $5,000 based on the customized services we arranged in contracts.

4.	Computer Consultation Service

NAI began provide computer consultation services at the end of 2002 as an extra service to clients who needed support. This is not a core business of NAI.

5.	Translation Service

NAI also provides translation services for client companies who want to translate promotional or financial materials from English into Chinese. NAI charges $100 per page for the translation service.

6.	Miscellaneous IR/PR Services

NAI also provides other miscellaneous IR/PR services to client companies such as design and printing of promotional materials and financial reports. This includes translation services for client companies who want to translate promotional or financial materials from English into Chinese. NAI charges $100 per page for the translation service.

7.	Investment Guides

NAI started to publish specialty investment publications in 2002. Its first investment handbook was on the mining sector. Companies pay $2,000 each to be profiled in the Chinese language handbook. The handbook is sold through our offices, on-line, and in selected bookstores for CDN$13.80 Canadian. In 2005, we published the Mining Investment Guide, Vol. 3. and Chinese stock Investment Guide, Vol 1. In 2006, we published the Mining Investment Guide, Vol 4., and is sold for CDN$29.50 Canadian due to the increased in content. The Chinese Stock Investment Guide, Vol 2. is anticipate to be publish at year 2007.

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

Revenue Model of the IR/PR Business

The IR/PR business is marketed via the brand name of NAI.  Sources of revenue for the IR/PR business are from each of the current product/service offerings mentioned above such as on-line marketing service, Chinese webpage design, hosting and maintenance, translation service, and miscellaneous IR/PR services.

Conference Business

Introduction & History

Originally, the conference organizing services establish by the company was an integrated aspect of the products and services provided by our IR/PR business. However, because of the success of the conference series in 2006, the conference organizing services were made into a separate aspect of or business model.

Beginning in 2000, NAI has marketed and organized 2 to 4 Chinese investment seminars a year during which, private and public companies pay a sponsorship fee to NAI in order to make presentations about their companies to individual Chinese investors who attend the seminars. While it is free for individual investors to attend the investment seminars, NAI charges a fee of $4,000 per presenting company for organizing these seminars. Similarly, the attendees of the Investment Seminar are notified that it is a client company-sponsored event. Seminars have been held in Vancouver, Toronto, and San Francisco.

In 2003 and 2005, NAI organized several conferences. In 2003, the conferences were named Chinese Financial Forum and in 2004, the Global Chinese Financial Forum to reflect the international nature of the event. In 2004, we filed for trademark protection for the name Global Chinese Financial Forum in Canada. The investment seminar and conference website is www.gcff.ca. As of year 2006, Global Chinese Financial Forum (“GCFF”) had segregated from the IR/PR business. Revenue generated through GCFF is recorded under the revenue model of NAI.

Current Product / Service Offering

GCFF aims to be the largest series of bilingual (Chinese/English) financial functions in North America in the purpose of providing networking environment and opportunities between client companies and participants. The format of GCFF is conducted through exhibition booths and presentation sessions. While client companies can purchase a booth area to showcase and promote their companies, they can also conduct corporate presentations in the industry related topics determined beforehand.

General sponsorship opportunities are available for all conferences. Sponsorship is divided into several categories for interested parties to participate and sponsor our conferences. These categories include Platinum, Gold, Silver, Corporate, and Media. While media sponsorship are offered without any fee, the four levels of sponsorship fees are ranged from $4,000 to $10,000.

Currently, individual investors are not charged for admission and registration for attending the conferences. However, when the conferences have reached an appropriate scale, we may begin charging entrance fees to attendees.

Future Product / Service Offering

Currently, GCFF have been held in North American cities such as Vancouver, Toronto, and San Francisco, mainly servicing clientele from North America. GCFF plans to expand into other Asia cities with the objective of open up markets in Asia. GCFF also plans to improve the format and focus on institutional clients as well as establish its own brand name in both North America and Asia.

Revenue Model for the Conference Business

NAI initially charges $2,000 for a basic exhibition booth per company, as well as sponsorship fees range from $4,000 to $10,000. Starting second quarter of 2007, prices for exhibition booths and sponsorships will increase to $2,500 per exhibition booth and sponsorship fees range from $6,000 to $20,000.

Online Platform Business

Introduction

Rong Zhi Tong Online (“RZTO”) is a platform serving the fast-growing number of private Chinese companies seeking listing and access to capital in North American markets. The official launch of RZTO during October 2006 has initially undertaken our plan to enter the greater China market. RZTO is based on a membership model where both Chinese companies and North American financial service providers will register to connect, access new projects, share ideas and business opportunities.

Up until December 31, 2006, membership for RZTO was free of charge. Members type range from private and public companies, investment bankers and research analysts, investor relations and stockbrokers, lawyers and accountants, as well as professionals from exchanges and other sectors. Each member is required to provide their company information through a registration form and their company profile is generated from their imputed data. Membership information including name, location, and brief company descriptions is available to public; while contact information, personnel, financial and detail business information are keep confidential and only registered members have access to the database.

Current Product / Service Offering

The platform offers search functions, news update, events announcement, and knowledge exchange to help members network with each other and build an online financing community. RZTO offer the following search functions free of charge and in future might add on more valuable search engines for members.

(1)
Service Providers - This section includes the search of financial service firms and financial service professionals, which classified under different types as well as the location in either North America or Greater China.

(2)
China Companies - This section includes the search functions in “Search Companies Seeking Financing”, “Search Investors”, and “Search Public Companies”. While members can search companies from various industry sectors listed in the search box for all three of the search functions; they can also search through a number of criteria to narrow their search. These criteria includes: net assets, sales, financing scale, and 3-years sales growth in percentage. We might increase the number of search criteria or improve the search engine functions in the future.

(3)
Projects - This section includes search functions divided into “Financing Projects” and “Investment Projects”. Members not only can search through industry sectors but also the kind of financing strategies as well as the financing or investing scale.

(4)
Professional Candidates - This search function provides members an opportunity to find individual professionals members for human resources purpose. The data for individual professional candidates is generated from the registration information required to be a member of RZTO, and we will not undertake verification or investigation of any such information.

(5)	News - This section currently is under development.

(6)	Knowledge - This section provides articles and links on industry knowledge. Member companies mostly post articles in a non-regular basis and some articles are posted by our in-house editing team.

Revenue Model for the Platform Business

Until October 2006, all members registered with RZTO are on a trial basis and is free of charge. As of December 31, 2006, we have 45 of trial members that are enterprises from China, and 11 of trial members are service providers from North American. RZTO intends to derive revenue from the membership model, and might arrange a membership fee schedule in the future.

ChineseWorldNet.com, Inc overall revenues for the years ended December 31, 2006, 2005 and 2004 were as follows. All our revenues from all businesses are recognized in our 100 % owned operating subsidiary NAI Interactive Ltd, which is based in Vancouver, BC in Canada.

Revenues	Year ended Dec 31, 2006	Year ended Dec.31, 2005	Year ended Dec. 31, 2004
Banner Advertisement	$17,514	$18,457	$9,377
Translation Service	3,420	10,973	21,593
Chinese Webpage Design, Hosting and Maintenance	71,052	89,937	47,898
Computer Consultation Service	0	0	13,898
CWN Membership, Online Service	8,524	11,475	15,279
Online Marketing Service	14,880	13,107	13,881
Miscellaneous IR/PR Service	170,489	169,866	126,436
Investment Guides	78,921	42,880	63,591
GCFF Conference Service	251,735	174,881	175,442
Interest and Others	26,835	1,945	315
TOTAL REVENUE	$643,370	$533,521	$487,710

Corporate Strategy and Strategic Business Plan

Our goal is to become a global leader in the Internet-based financial community by providing a diverse range of financial information and news on public companies to Chinese investors in North America and Asia. Through our infrastructure and reader base, we strive to be a partner for various providers of financial products and services for marketing to Chinese investors in North America and Asia. We believe that we have already built a strong foundation with our current and planned product and service offerings of both the Portal and IR/PR business. However, we believe that the IR/PR business has limited potential in Hong Kong and China because these markets are different than the North American markets and are more competitive. The official lunch of RZTO, a platform serving the fast growing number of private companies in China in connection with North American service providers, had initiated more products and services that our company can offer to clients. Together, all three businesses enable us to enter the next phase of our strategic plan which is to expand the reach of our businesses and services to users in Asia with a focus on the Greater China region. We believe that one of the biggest advantages of running an Internet-based business is that we can leverage our existing infrastructure to reach a broader ranger of target customers without a significant capital requirement. Based on this principle, we intend to maintain the operation of our businesses from our Vancouver office in Canada. However, we may consider other expansion options such as partnering with local partners or establishing a direct presence in certain markets. Details of our proposed expansion strategy of our services into other markets are as follows:

Target Launch Date of the
Geographic Market	Portal Business	IR/PR Business	Online Platform Business	Local Presence
Canada and the United States	Launched in October 2002	Launched in 2001	Launched in October 2006	The main operation of both businesses is from the Vancouver office.

Hong Kong	Launched in 4th Quarter of 2004	Not Available	Not Available
We have already established a local presence in Hong Kong by incorporating ChineseWorldNet.com (Hong Kong) Limited on December 22, 1999. ChineseWorldNet.com (Hong Kong) Limited is 99% owned by us with 1% owned by one of our directors. We established a new office in Hong Kong on November 1, 2004.

The market for IR/PR business at Hong Kong has not reach a mature stage and yet difficult for market penetration.

PRC	2nd Quarter of 2005	Not Available	3rd Quarter of 2007	We may establish a direct presence or seek strategic partners locally to launch the services The market for IR/PR business at PRC has not reach a mature stage and yet difficult for market penetration.

Taiwan	3rd Quarter of 2005	Not Available	Not Available	We may establish a direct presence or seek strategic partners locally to launch the services We seek to establish a strong foundation in PRC prior entrance into other markets

Internet Content Partners:

Through NAI, we have agreements in place with the following internet content partners:

Company Name	Services Provided
ALPHATRADE.COM	ALPHATRADE.COM provides our subscribers real-time streaming stock information for a monthly fee.

PR Newswire	We disseminate PR Newswire Chinese news releases for companies in North America, China, Hong Kong, and Taiwan on our www.chineseworldnet.com website. This information is free for viewers.

Tanrich Financial Group	Tanrich provides information on the Hong Kong future market and stock market to us in exchange for our commentaries and news on the North American stock markets.

Quote123.com	Quote123 will provide news and market commentaries in North America to our website.

There were no significant developments with partners established in 2006. Our major focus during this time was opening up 80% of our paid content to our free subscribers which resulted in a dramatic increase to the traffic of our website www.chineseworldnet.com. Our agreements with PR Newswire and Tanrich Financial Group are service-to service connections which do not directly generate fees. We provide a news channel to PR Newswire for online news media in return for PR Newswire’s content and trademark to be posted on our website. Similarly, Tanrich Financial Group provides Hong Kong market sector news to us for marketing purposes and in return we provide a link on our website to access the Tanrich Financial website.

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

Our Primary Markets

The Internet

The number of Internet users in the Asia-Pacific region has continued to increase at an unprecedented rate and has reached nearly 400 million according to the data published by Internet World Stats in March 2007. This figure already surpassed the figures in the whole North America. The percentage of users in the region was 36 percent of the population compared to 21 percent in North America.

By March 2007, China had 137 million Internet users, which would make China the nation with the second-largest number of Internet users, behind the United States, which had about 233 million users (same data), and ahead of third place Japan with 86 million users. The growth of Internet users in China from 2000-2007 is 508.9% compared to 115.7% in United States.

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

According to the Internet Subscriber Survey conducted by the FIND team of the Advanced Institute (ACI), Institute for Information Industry (III), under the support of Department of Industrial Technology (DOIT) and Ministry of Economic Affairs (MOEA), it was estimated that there were 14.5 million Internet users in Taiwan as of March 2007. The Internet penetration rate was 63%; compared to the same time period in 2000, there was a significant increase and the growth rate is 132%.

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

The Internet advertising market is expected to grow in the coming year. According to data released at the Jupiter/IAB Advertising forum in New York in October 2002, the industry is predicted to grow to $14 billion by 2007. Factors that are cited as driving forces behind increased spending include: continual growth in the online population, growing broadband adoption and smarter inventory control among online publishers. Further, according to the Jupiter Research report, "Online Advertising: Traditional Advertisers, Classifieds Pave Road to Recovery," in 2002, media represented 20% of online advertising spending, financial services contributed 17% and computer hardware and software contributed 12%. For year 2006, eMarketer’s article had quoted data from Internet Advertising Bureau of Canada’s (IAB’s) “2006-07 Canadian Internet Advertising Revenue Report” indicated advertising revenues reached C$1.01 billion. Based on this data, we believe that our services and offerings are well positioned in a market that is continuing to grow.

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

Conference / Seminar Market

Because our conference business targets Chinese companies seeking to invest and establish business connections with North American servicing firms, we believe our market will grow substantially with the increasing number of Chinese outward direct investments (ODI). For year 2005 figure by the Commerce Ministry, China’s ODI rose 26% to US$6.9 billion, and the PRC’s policy on economic development had attracted investment from North American firms.

According to the annual survey that was done jointly by the Asia Pacific Foundation of Canada (APF Canada) and the China Council for the Promotion of International Trade (CCPIT) on December 2006, there have been an increasing number of companies from China that involve ODI. In which over 40 percent of the surveyed companies are intend to invest overseas within the next 3 to 5 years period. The survey result also indicated the existing ODI targets foreign markets, and merging with and acquiring foreign firms is becoming one of the options for Chinese companies’ ODI. In particular, the three most preferred method of future Chinese ODI are establishing sales offices, setting up equity joint ventures with local firms and merging and acquiring foreign assets or firms. With the growing figures of overseas investment and the economic development between North America and Asia, we believe the growth of our conference business will be substantial in both scale and scope.

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

Intellectual Property, Government Approvals and Regulations

Our application technology is not protected by any patents or copyrights nor do we intend to seek any such protection. Without patent or copyright protection, we may not be able to prevent duplication or use of our technology by competitors. There are currently no material effects of government regulations on our business.

C. Organizational Structure

ChineseWorldNet.Com Inc was incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Our principal executive and registered office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands. Our North American office and principal place of business is located at Suite 368 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

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

NAI is a British Columbia company incorporated on November 13, 1998. We acquired NAI on January 15, 2000 from Ms. Tim Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our common shares valued at $5,625. NAI’s head office is located at #368-1199 West Pender Street, Vancouver, B.C., V6E 2R1.

(“CWNHK”) is a Hong Kong company incorporated on December 22, 1999. CWNHK is 99% owned by us with 1% owned by one of our directors. Since June 2004, CWNHK’s office has been located to Room 1101, St.George’s Building, 2 Ice House Street Central, Hong Kong. CWNHK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market.

At December 31, 2006, we had a total of 13 employees, all full-time employees, of which 12 are employees of NAI. Our President and CEO is the only employee directly hired by CWN. All employees are located in the Vancouver office in Canada.

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

On November 2, 2000, we completed a private placement with certain individuals who purchased 2,000,000 of our common shares at a price of $0.40 per common share for gross proceeds of $800,000. The proceeds from this private placement were used for general working capital purposes. On May 31, 2004, we raised $150,000 through issuing 3 year, 5% convertible debentures. (The debentures had been converted in January 2007 into common shares.)

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

On September 25, 2006, we obtained the trading symbol of “CWNOF.OB” and our common stock has been approved for trading on the OTC Bulletin Board. The company contains 8,200,000 outstanding shares as at December 31, 2006, and 8,450,000 fully diluted shares in the share price of USD $1.00.

D. Property, Plants and Equipment

We do not own any real property. As of December 31, 2006 we owned $15,541 (2005: $11,822) in computer equipment and computer software and $7,136 (2005: $4,945) in office furniture. We have a lease agreement for the Vancouver office (Address: #368 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1). There is no lease for the Toronto office because we rent a mailbox facility at the Toronto Board of Trade.

ITEM 4A . UNRESOLVED STAFF COMMENTS

The Company is not an accelerated filer, a large accelerated filer or a well-known seasoned issuer and, as such there is no requirement to provide any information under this item.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2006, 2005 and 2004, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

A. Results of Operations

Years Ended December 31, 2006, 2005 and 2004

For the year ended December 31, 2006, net loss was $209,883 on revenue of $643,370. Overall, revenues in 2006 increased 21% from 2005 levels, while the net loss was increased from $78,030 in 2005 to $209,883. For the year ended December 31, 2005, net loss was $78,030 on revenue of $533,521. Overall, revenues in 2005 increased from 2004 levels, while the net loss was further narrowed from $95,946 in 2003 to $78,030.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues

The increasing number of publicly listed companies from the mining industry sector, and our business expansion towards conference business are the main factors for the increase in our overall revenues. Our core services includes: Banner Advertisements, Chinese Webpage Design and Hosting, Miscellaneous IR/PR Service, and GCFF Conference Services, from which we derived most of our revenues and revenue growth in 2006.

Revenue Growth Trend

With the improvement of overall economic markets and increase in the revenues from our core services, we expect our revenue will continue to grow as we focus on core services expansion. Primarily, we intend to concentrate our resources on expanding our sales and marketing force with respect to our Conference service and IR/PR services, which we anticipate will produce most of the revenue growth for our operations.

Banner Advertisement

The slightly decrease in revenue for Banner Advertisement from $18,457 for fiscal year 2005 to $17,514 for fiscal year 2006 is due to the insignificant decrease in viewership of our website.

Translation Service

The number of translation projects had decreased substantially for the fiscal year of 2006, thus revenue declined from $10,973 from year 2005 to $3,420 for year 2006.

Chinese Webpage Design, Hosting and Maintenance

The revenues for Chinese Webpage Design - Hosting and Maintenance decreased from $89,937 in fiscal 2005 to $71,052 in fiscal 2006. This is primarily due to the slight decline of client companies involve in Chinese micro-site development and hosting.

Computer Consultation Services

Revenues from Computer Consultation services were $0 in fiscal 2006, as we discontinued this service in fiscal year of 2005.

CWN Membership, Online Services

CWN Membership & Online service revenues decreased from $11,475 from fiscal 2005 to $8,524 in fiscal 2006. This is due to the slight decrease in number of membership subscribers. Subsequently, our portal traffic had continues to remain consistent and there has been no significant decrease in the use of the online services we provide to subscribers.

Miscellaneous IR/PR services

Revenues from IR/PR services increased from $169,866 in fiscal 2005 to $170,489 in fiscal 2006. The revenue growth is due to the increasing number of our feature companies having subscribed to our premium services under the establishment of NAI Interactive Ltd. This group of high-profile clients was willing to spend more in fees in order to market their companies to the Chinese market.

Investment Guides

The revenue increase in our Investment Guides business from $42,880 in fiscal 2005 to $78,921 in fiscal 2006 is primarily due to the production of our year 2006 Mining Investment Guide. The Mining Investment Guide 2006 had not only doubled in number of pages, as well as the number of copies published.

GCFF Conference Service

The revenue generated from Conference business had increased from $174,881 from fiscal 2005 to $251,735 for fiscal 2006. This is due to the significant success of our annual events that held in different cities worldwide. While the number of conferences had remained the same, the number of client companies and sponsors that exhibit at the conferences had increased substantially. We anticipate the revenue generate from the conference service will continue to rise as the scale and scope of the conference continues to grow.

Other Revenues

Other revenue items, such as Online Marketing Services, Interest and Others, were $41,715 in fiscal 2006 as compared to $15,052 in fiscal 2005. The number of customers remains approximately the same for our online marketing services in the fiscal 2006 when compared to the fiscal 2005. Starting from August 2006, we have provided corporate services to a private company including filing, telephone and computer usage, as well as provide an office space. As this is a non-core service we had classified under the item of Interest & Others.

Expenses

Total expenses for fiscal 2006 were $861,894, up from $617,886 in fiscal 2005. Expenses related to travel and entertainment, rent and operating increased with increasing revenue and activities. The increase in our operating expenses is principally from an increase in our accounting and legal fees and printing fees, while our advertising and promotion cost decreased slightly. We expect our operating expenses will continue to increase for the foreseeable future, while the rate of increase will depend on our business expansion in advertising and promotion, as well as our human resource requirements. Since we intend to focus on expanding our sales and marketing staff for our Conference business and our promotional efforts for our IP/PR Services, we expect that it will be these specific expenses which will have the largest increase.

Advertising and Promotion

Our advertising and promotional expenses decreased from $50,813 in fiscal 2005 to $49,836 in fiscal 2006 mainly due to the increased awareness of CWN in our market and our reduced reliance on promotion to produce this awareness.

Accounting and Legal

Our accounting and legal fees increased from $56,504 in fiscal 2005 to $97,742 in fiscal 2006. The increase resulted from the change of our legal consulting firm in fiscal 2006 from Hodgson Russ LLP to Baker & McKenzie LLP, and the increase in professional fees for audit and legal services work performed for us. The increase was also resulted from drafting of the respond letters to the SEC regards to the 20 F amendment for fiscal year of 2005.

Printing

Printing expenses decreased to $40,152 for fiscal 2006 from $10,086 for fiscal 2005 primarily associated with the printing of publication and promotional materials. Our printing expenses increase substantially due to the printing of Mining Investment Guide 2006 had increased in both number of pages and copies, as well as the promotional materials for conference business expansion such as brochures and pamphlets.

Rent and Operating

The office rental cost increased from $35,182 in fiscal 2005 to $53,797 fiscal 2006 due to the move to a larger office space from August 2006.

Salaries and benefits

Salaries and benefit expenses increased to $347,990 in fiscal 2006 from $292,930 in fiscal 2005 primarily due to the increase in the number of staff and compensation payments.

Travel and entertainment

Travel expenses increased to $86,442 in fiscal 2006 from $57,043 in fiscal 2005 due to business development activity expansion in Asia for the purpose of increasing our business overseas, and management making numerous associated trips to Asia and within North America.

Other Expenses

Other expenses, such as consulting fees, office and miscellaneous, and telephone fees increased from $67,143 in fiscal 2005 to $83,559 in fiscal 2006. This is due to the increased levels of business development activity and greater expenditures on information technology.

Other Income (Loss)

Our other income (loss) line items primarily consist of interest and sundry income from our liquid investments that are deposited with banks and other financial institutions; as well as foreign exchange gain derived from currency exchange transactions. We generally deposit our excess cash in interest bearing or mutual fund accounts. As a result, the other income line in our income statement increased to $8,641 in 2006 from $6,335 in fiscal 2005.

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

	For year ending December 31,
	2006	2005
Revenues
Banner Advertisement	$17,514	$18,457
Translation Service (Company Review, Company Newsletter in year 2005)	3,420	10,973
Chinese Webpage Design, Hosting and Maintenance	71,052	89,937
Computer Consultation Service	0	0
CWN Membership, Online Service	8,524	11,475
Online Marketing Service	14,880	13,107
Miscellaneous IR/PR Service	170,489	169,866
GCFF Conference Service (Investment Seminar in year 2005)	251,735	174,881
Investment Guides	78,921	42,880
Interest and others	26,835	1,945
TOTAL REVENUE	$643,370	$533,521

Expenses
Advertising and promotion	$49,836	$50,813
Accounting and legal	97,742	56,504
Consulting	24,000	24,000
Depreciation	6,271	8,084
Non-cash compensation changes
Financial charges - related parties
Interest (imputed) - related parties	1,178	1,154
Interest expense on long term debt	7,500	7,500
Office and miscellaneous	44,298	30,959
Printing	40,152	10,086
Provision for Bad and doubtful debts	87,427	31,447
Rent and operating	53,797	35,182
Salaries and benefits	347,990	292,930
Telephone	15,261	12,184
Travel and entertainment	86,442	57,043
TOTAL OPERATING EXPENSES	$861,894	$617,886
Other Income (Loss)	8,641	6,335
NET LOSS	$(209,883)	$(78,030)

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

B. Liquidity and Capital Resources

As of December 31, 2006, we had cash and cash equivalents of $156,918. As of that date, we did not have any outstanding debt or line of credit. In the short term, we believe that our current cash, cash equivalents, and cash flow are sufficient to satisfy our cash requirements for the next 12 months. Our primary cash requirements relate to our operational expenses. Our principal sources of funding consist of advances from related parties in fiscal 2005 and fiscal 2003, and advances from non-related parties in fiscal 2004. Our operational expenditures have been, and are expected to continue to be, funded through our operations and existing capital financing resources. Our uses of cash include general overhead and human resource costs, such as salaries, promotional expenses and rental fees related to our seminars and conferences and production costs of our publications. However, in the long term, we may require additional cash resources to assist with our business expansion or other future developments. If our current operational and current shareholder sources are insufficient to satisfy our cash requirements, we anticipate that additional funds will need to be raised to further our expansion into Asia and for acquisition purposes. We intend to raise such additional funds through private placements of common shares. However, if we are unable to raise additional capital through a private placement offering, we will likely seek debt financing from lending institutions or private lenders. This capital raise would likely be tied to a specific transaction such as the acquisition of a target so at this time, and until we can identify such a target, we do not need to raise capital. There were no private placements or acquisitions completed in the year 2003, 2005 or 2006. In 2004, we completed a private placement financing of $150,000 by issuing three year 5% convertible debentures. The debentures were fully converted into 250,000 common shares of the Company in January 2007.

C. Research and Development, Patents and Licenses

We are not engaged in research and development activities and have no patents.

D. Trend Information

A few favourable industry and economic trends may in the future have a material impact on our revenues including: the general financial market turnaround, which will increase demand for financial information services and spending on investor relations/public relations; increasing interest of Asian companies looking to enter North American financial markets; and the increased attention to corporate governance and disclosure. We believe these trends may lead to an increase in demand for our services, which could lead to increase in sales of our services. However, the investor relations/public relations area in Asia is still in its development stage, which may affect the launch of our company’s investor relations/public relations services in Asia. Continued growth in China and interest in the Chinese markets is key to our future profitability and to increasing revenues. There are no known trends with relation to the production of our services.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations	$150,000	$150,000 (private placement)
Operating Lease Obligations	$318,647	$71,395	$141,620	$105,632
Purchase Obligations
Other Long-Term Liabilities
Total	$468,647	$221,395	$141,620	$105,632	$0

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following tables set forth all directors and executive officers of CWN and our subsidiary NAI as of December 31, 2006, with each position and office held by them in CWN. Each director’s term of office expires at the next annual general meeting of shareholders.

CWN

- Directors and Officers as of  May 31, 2007

Name	Age	Office Held Since	Position with CWN
Joe K.F. Tai	43	January 12, 2000	President, Chief Executive Officer and Director
Kelvin Szeto (1)	46	June 1, 2006	Chief Operating Officer & Chief Financial Officer
Chi Cheong Liu (2)	47	January 12, 2000	Treasurer and Director
Chi Kong Liu (2)	46	January 12, 2000	Director
Andy S.W. Lam (3)	57	March 8, 2004	Director
Vivien Leung (4)	29	February 1, 2007	Corporate Secretary

(1)	Kelvin Szeto became acting Chief Operating Officer and acting Chief Financial Officer of the Company on April 1, 2005. He was permanently appointed to the positions on June 1, 2006.

(2)	Two of our Directors, Chi Cheong Liu and Chi Kong Liu are brothers. There are no other family relationships between our directors and executives.

(3)	Andy Siu Wing Lam was appointed as a Director in March 2004.

(4)	Gilbert Chan had resigned as a Secretary and Vivien Leung was appointed as a Corporate Secretary as of February 1, 2007.

NAI

- Directors and Officers as of December 31, 2006

Name	Age	Position with NAI
Kelvin Szeto	46	President, Secretary and Director
Gilbert Chan	31	Vice President - Marketing and Project Development
Lixin Yang (1)	36	Vice President - Editing

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

Andy S. W. Lam

Mr. Lam was appointed director of CWN on March 8, 2004. Mr. Lam is currently a director of CWNHK. Mr. Lam is a Justice of the Peace appointed by the Hong Kong Government. He is a successful businessman with over 19 years of experience in strategic investment and planning. Mr. Lam has sat on the board of a number of publicly listed companies on Hong Kong Stock Exchange and served on several government committees and tribunals in Hong Kong. Mr. Lam is a CPA and holds a MBA degree from Oklahoma City University.

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

B. Compensation

The following table provides information regarding the direct or indirect remuneration paid during the 2005 fiscal year to the directors and officers of CWN, including our subsidiaries, in office as of December 31, 2006:

		Annual Compensation
Name and Principal Position	Year	Salary		Bonus	Other Annual Compensation
Joe K. F. Tai President, Chief Executive Officer and Director	2006	Nil	(1) (2)	Nil	Nil
Chi Cheong Liu (1) (2) Treasurer and Director	2006	Nil	(2)	Nil	Nil
Chi Kong Liu Director	2006	Nil		Nil	Nil
Andy S.W. Lam Director	2006	Nil		Nil	Nil
Kelvin Szeto Chief Operating Officer and Chief Financial Officer of CWN; (3) President, Secretary and Director of NAI	2006	$28,400		Nil	Nil
Gilbert Chan VP Marketing and Project Development of NAI	2006	$40,200		Nil	Nil
Lixin Yang VP Editing of NAI	2006	$29,738		Nil	Nil

(1)
We have a consulting agreement with Goldpac Investment Partners Ltd. for 2006 and 2005 for $24,000 per year. Goldpac Investment Partners Ltd. is a company owned by Chi Cheong Liu, one of our directors and shareholders and Ms. Tim Yee Lau who is the spouse of Joe Tai, our President and Chief Executive Officer)

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

We have not entered into service contracts with any of our directors. We have entered into consulting agreements with Goldpac Investments Ltd and Goldpac Investment Partners Ltd., which are partially owned and wholly owned respectively by Mr. Chi Cheong Liu, one of our directors. Currently, we only have one consulting agreement with Goldpac Investment Partners Ltd. in force, and we extended the terms of this consulting agreement to December 31, 2007.

As of December 31, 2006, we did not have either an Audit Committee or a Compensation Committee.

D. Employees

As of December 31, 2006, we had a total of 13 employees, all full-time, of which 12 are employees of NAI. Our President and Chief Executive Officer is the only employee hired by CWN. All 13 employees are located in our Vancouver office. There had been as many as 3 employees based in Toronto; however, since the end of 2002, we no longer have employees there. There are currently no full-time employees in Hong Kong.

E. Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our common shares as of May 31, 2007 by each of the directors and members of senior management in office as of May 31, 2006. The percentage owned is based on 8,450,000 shares outstanding as of May 31, 2007.

As at May 31, 2007
Name and Title	Share Ownership	% Share Ownership
Joe Tai (1) President, CEO and Director	250,000	3.00%
Chi Cheong Liu Director	1,896,667	22.45%
Chi Kong Liu Director	570,000	6.75%
Lixin Yang (3) Vice President, Editing of NAI	10,000	0.12%
Kelvin Szeto Chief Operating Officer and Chief Financial Officer of CWN; (4) President, Secretary and Director of NAI	150,000	1.78%
Gilbert Chan Vice President, Marketing and Project Development of NAI	50,000	0.60%
Andy S.W. Lam (5) Director	0	—
All Directors and Senior Management as a group	2,926,667	34.64%

(1)	Includes 112,500 common shares held by Ms. Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.

(2)	Mr. Lixin Yang was appointed Vice President, Editing in March 2004.

(3)	Mr. Kelvin Szeto was appointed Chief Operating Officer and Chief Financial Officer of CWN on June 1, 2006.

(4)	Mr. Andy S. W. Lam was appointed Director in March 2004.

Stock Options

We have not established a stock option plan for our directors, senior officers or employees, and we have not granted stock options, warrants, or other similar rights to any of our directors, senior management or employees. However, we may establish a stock option plan in the future.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth, as at May 31, 2007, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. The percentage ownership is based on 8,450,000 shares outstanding as of May 31, 2007.

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

As at May 31, 2007

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned (%)
Chi Cheong Liu	1,730,000	20.47%
Goldpac Investment Partners Ltd.	1,166,667	13.81%
Datacom Venture Limited (1)	600,000	7.10%
Chi Kong Liu	580,000	6.86%
Fong Szeto	510,000	6.04%
Monica Law	570,000	6.75%

(1) 200,000 shares were issued to Datacom Ventures, which is the nominee for Marrick Investments, in connection with the purchase of the remaining assets of Technology City Holdings Ltd.

During the past three fiscal years, there has not been any significant change in percentage ownership by any of the above major shareholders.

As far as is known to us, and except as disclosed herein, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity. The shareholders, who own five percent or more of our common shares, do not have voting rights which are different than our other shareholders who own our common shares.

United States Shareholders

As of December 31, 2006, we had two registered shareholders with addresses in the United States, holding less than 0.25% of the outstanding common shares.

B. Related party transactions

In 2006, we paid $24,000 in consulting fees to Goldpac Investment Partners Ltd., a company owned Chi Cheong Liu, one of our directors and a holder of 21.1% of our outstanding shares. Goldpac Investment Partners Ltd. is a holder of 12.2% of our outstanding shares. In 2005, we paid $24,000 in consulting fees to Goldpac Investment Partners Ltd.

In 2006, we renewed our consulting agreement with Goldpac Investment Partners Ltd. for the period January 1 - December 31, 2006. Goldpac Investment Partners provides consulting advice in relation to corporate development, market development and technical support for $2,000 per month, or $24,000 for the year.

From July 1, 2006 to December 31, 2006, NAI signed an agreement with Goldpac Investments Ltd in providing Internet microsite design and maintenance services in the service fee of $350 per month. Mr. Joe Tai is the Managing Partner of Goldpac Investments Ltd and Mr. Joe Tai also is our President & CEO.

None of our directors or senior officers and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time.

C. Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, including our consolidated balance sheets as of December 31, 2006 and 2005, and the consolidated statements of loss and deficit for the years ended December 31, 2006, 2005 and 2004, and the notes to those statements and the auditor’s reports thereon.

B. Significant Changes

There have been no significant changes in our business in the period from December 31, 2006 until the date of this document.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Shares of our common stock are currently quoted on the OTC Bulletin Board under the symbol “CWNOF.OB.” For the periods indicated, the following table sets forth the high and low bid prices per share of common stock, as reported by the OTC Bulletin Board. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions. On June 26, 2007, the closing bid price per share of our common stock was $1.25.

Periods	High	Low

Fiscal Year 2006
Last Quarter (October 2006 December 2006)	$1.25	$1.00

Fiscal Year 2007
First Quarter (January-March 2006)	$1.50	$1.00
Second Quarter (April -June 26, 2007)	$1.50	$1.25

Period from December 2006 through May 2007
December 2006	$1.25	$1.00
January 2007	$1.00	$1.00
February 2007	$1.00	$1.00
March 2007	$1.50	$1.00
April 2007	$1.50	$1.25
May 2007	$1.25	$1.25

B. Plan of Distribution

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Markets

Our common shares are quoted on the Over-the-Counter Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol “CWNOF.OB.”

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

C. Material Contracts

On June 06, 2006, we entered into a office lease agreement for our current offices located at Suite 368 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. The term of the lease is for 5 years from August 2003. Monthly payments are CAD$6,484.67 plus applicable taxes.

We also entered in an Exchange Agreement with Marrick Investments in April 2004 to acquire the remaining assets of Technology City Holdings Ltd. Under the agreement, we issued 200,000 new shares in October 2004 to Datacom Venture Limited, nominee of Marrick Investments Ltd.

Please see “Item 4 - Information on the Company” and the exhibits to this Annual Report.

We have not entered into other materials contracts other than in the ordinary course of business during 2006.

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

H. Documents on Display

Any documents referred to in this Annual Report on Form 20-F may be inspected at our principal office located at Suite 368 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1 during normal business hours.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

In our initial Annual Report on Form 20-F for the year ended December 31, 2006, we reported that we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer/Chief Financial Officer, as of December 31, 2006, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, we concluded our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures currently in effect and concluded that we had and will continue to implement the following procedures to ensure the effective of our internal control. Including, (i) the engagement of an outside accountant as a consultant to supplement our technical resources and to provide technical support and guidance on accounting issues within the Company, and (ii) the practise of bi-weekly meetings among management and staff in the Company, including our corporate secretary, Chief Executive Officer, Chief Financial Officer and other personnel, to review and evaluate our internal controls and procedures and improve internal education with respect to accounting reviews in order to ensure those involved in financial reporting understand and apply appropriate accounting analysis.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors serves as its audit committee. The board has designated Mr. Andy S.W. Lam as its audit committee financial expert. Mr. Lam is an independent audit committee member, as defined by the rules of the Nasdaq Stock Market.

ITEM 16B. CODE OF ETHICS

On October 29, 2004, the Company adopted a Code of Ethics (the “Code of Ethics”). A copy of our Code of Ethics is filed as an exhibit to this Annual Report. Our Code of Ethics will be made available in print, free of charge, to any person requesting a copy in writing from our secretary at our North American headquarters in Vancouver, British Columbia, Canada.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, Vellmer & Chang in 2006 and Ernst & Young in 2005. In 2005, for professional services rendered to us during the past two fiscal years ended December 31, 2006 and 2005. Our Board of Directors has considered these fees and services and has determined that the provision of these services is compatible with maintaining the independence of that firm.

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees (1)	$30,000	$35,000
Audit-Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees	$0	$0
Totals	$30,000	$35,000

(1)	“Audit Fees” represent fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.

(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)	“Tax Fees” represent fees for tax compliance, tax advice and tax planning.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during 2006.

PART III

ITEM 17. FINANCIAL STATEMENTS

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States. The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Annual Report:

Page #
Report of Independent Accountants
Auditor’s Report from Vellmer & Chang	F-2
Auditor’s Report from Ernst & Young LLP	F-3
Auditor’s Report from Moore Stephens Ellis Fosters Ltd	F-4
Year-end Consolidated Balance Sheet as of December 31, 2006 and 2005	F-5
Year-end Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004	F-6 to F-7
Year-end Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-8
Year-end Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-9
Notes to Consolidated Financial Statements	F-10 to F-20

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 17 - Financial Statements and Exhibits.”

ITEM 19. EXHIBITS

Exhibit No.		Document Description
1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2	(2)	Form of Convertible Debenture dated May 31, 2004

4(b)1	(1)	Content Partnership Agreement between NAI and Yahoo! Holdings (Hong Kong) Limited, dated January 1, 2001.

4(b)2	(1)	Partnership Agreement between CWN and ALPHATRADE.COM, dated April 16, 2002.

4(b) 3	(2)	Content Partnership Agreement with PR Newswire dated May 1, 2004

4(b) 4	(2)	On-Line Content Partnership Agreement with Tanrich Financial Management Ltd. dated July 12, 2004

Exhibit No.		Document Description
4(b) 5	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004

4(b) 6	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004

4(b) 7	(2)	Lease Agreement dated July 25, 2003 between Wertman Development Corporation and NAI

4(b) 8	(2)	Exchange Agreement between CWN and Marrick Investments Ltd.

4(b) 9	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2006

8	**	List of Subsidiaries

11.1	**	Code of Ethics

12.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

12.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

13.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

13.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

**	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  June 29, 2007

ChineseWorldNet.com Inc., a Cayman Islands Corporation

/s/Joe Kin Foon Tai
JOE KIN FOON TAI
President, Chief Executive Officer and Director

Consolidated Financial Statements

Chineseworldnet.com Inc. & Subsidiaries
(Expressed in U.S. Dollars)
December 31, 2006 and 2005

Vellmer & Chang
 Chartered Accountants

   505-815 Hornby Street
Vancouver, B.C., V6Z 2
Tel: 604-687-3773
Fax: 604-687-3778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CHINESEWORLDNET.COM INC. & SUBSIDIAIRES

We have audited the accompany consolidated balance sheet of Chineseworldnet.com Inc. & Subsidiaries (“the Company”) as at December 31, 2006 and the related consolidated statements of stockholders’ (deficiency) equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements as of December 31, 2005 were audited by other auditors and whose report dated June 9, 2006 (except as to Notes 10 and 11 which are as of November 30, 2006) expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from inception and negative working capital. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“VELLMER & CHANG”
May 17, 2007	Chartered Accountants

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

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
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINESEWORLDNET.COM INC & SUBSIDIARIES

We have audited the consolidated statements of stockholders’ equity, operations and cash flows of Chineseworldnet.com Inc. & Subsidiaries (“the Company”) for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS

As at December 31	(Expressed in U.S. Dollars)

	2006	2005
	$	$

ASSETS
Current assets
Cash and cash equivalents	156,918	226,219
Available for sales securities [note 3]	4	1
Accounts receivable	35,364	58,748
Prepaid expenses and deposits	11,933	10,318
Total current assets	204,219	295,286
Equipment [note 4]	22,677	16,767
Total assets	226,896	312,053

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY
Current liabilities
Accounts payable and accrued liabilities	106,153	80,624
Due to related parties, non-interest bearing [note 7]	76,910	77,005
Deferred revenue	106,215	12,840
Convertible debentures - current [note 5]	150,000	-
Total current liabilities	439,278	170,469
Convertible debentures [note 5]	-	150,000
Total liabilities	439,278	320,469
Commitments [note 8]
Stockholders’ (deficiency) equity
Common stock
Authorized
100,000,000,000 common shares with a par value
of $0.001 per share
Issued and outstanding
8,200,000 common shares	8,200	8,200
Additional paid-in capital	1,196,346	1,195,168
Accumulated other comprehensive income	25,941	21,202
Deficit	(1,442,869)	(1,232,986)
Total stockholders’ (deficiency) equity	(212,382)	(8,416)
Total liabilities and stockholders’ (deficiency) equity	226,896	312,053

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated	Total
			Additional	Comprehensive		other	Stockholders’
	Common stock		paid-in	income		comprehensive	(deficiency)
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2003	8,000,000	8,000	1,126,865	—	(1,059,010)	14,251	90,106
Issue 200,000 shares to Technology City for cash [note 4]	200,000	200	66,194	—	—	—	66,394
Imputed interest on amounts due to related parties	—	—	1,107	—	—	—	1,107
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(95,946)	(95,946)	—	(95,946)
Foreign currency translation adjustment	—	—	—	5,266	—	5,266	5,266
Change in net unrealized loss on available for sale securities	—	—	—	(70)	—	(70)	(70)
Comprehensive income (loss)				(90,750)
Balance, December 31, 2004	8,200,000	8,200	1,194,166		(1,154,956)	19,447	66,857

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY (cont’d.)

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated	Total
			Additional	Comprehensive		other	stockholders’
	Common stock		paid-in	income		comprehensive	(deficiency)
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2004	8,200,000	8,200	1,194,166		(1,154,956)	19,447	66,857
Imputed interest on amounts due to related parties	—	—	1,002	—	—	—	1,002
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(78,030)	(78,030)	—	(78,030)
Foreign currency translation adjustment	—	—	—	1,804	—	1,804	1,804
Change in net unrealized loss on available for sale securities	—	—	—	(49)	—	(49)	(49)
Comprehensive income (loss)				(76,275)
Balance, December 31, 2005	8,200,000	8,200	1,195,168		(1,232,986)	21,202	(8,416)
Imputed interest on amounts due to related parties	—	—	1,178	—	—	—	1,178
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(209,883)	(209,883)	—	(209,883)
Foreign currency translation adjustment	—	—	—	4,736		4,736	4,736
Change in net unrealized loss on available for sale securities	—	—	—	3	—	3	3
Comprehensive income (loss)				(205,144)
Balance, December 31, 2006	8,200,000	8,200	1,196,346		(1,442,869)	25,941	(212,382)

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31	(Expressed in U.S. Dollars)

	2006	2005	2004
	$	$	$

Revenue	643,370	533,521	487,710

Expenses
Advertising and promotion	49,836	50,813	86,199
Audit and legal	97,742	56,504	24,989
Consulting fees	24,000	24,000	29,354
Depreciation	6,271	8,084	6,784
Interest (non-cash imputed interest -
related parties)	1,178	1,154	1,107
Interest expense on long-term debt	7,500	7,500	4,398
Office and miscellaneous	44,298	30,959	23,347
Printing	40,152	10,086	18,276
Provision for bad and doubtful debts	87,427	31,447	26,458
Rent and operating	53,797	35,182	34,383
Salaries and benefits	347,990	292,930	261,491
Telephone	15,261	12,184	10,993
Travel and entertainment	86,442	57,043	42,227
	861,894	617,886	570,006
Other income (loss)
Interest and sundry income	8,388	5,763	376
Foreign exchange (loss) gain and other losses	760	31	(15,988)
Gain (loss) on sale of available for sale securities	—	541	(252)
Recovery (writedown) of investment	—	—	2,214
Write off of equipment	(507)	—	—
Other income (loss), net	8,641	6,335	(13,650)
Net loss for the year	(209,883)	(78,030)	(95,946)

Loss per share - basic and diluted	(0.03)	(0.01)	(0.01)

Weighted average number of common shares outstanding - basic and diluted	8,200,000	8,200,000	8,004,384

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	(Expressed in U.S. Dollars)

	2006	2005	2004
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(209,883)	(78,030)	(95,946)
Adjustment to reconcile net loss to net cash
used in operating activities:
Provision for bad debt / doubtful debt	87,427	—	—
Depreciation	6,271	8,084	6,784
Interest (imputed) - related parties	1,178	1,154	1,107
Interest accrued on loan from non-related party	—	—	1,466
Write off of equipment	507
Loss (gain) on sale of available for sale securities	—	(488)	252
Write down (recovery) of investment		—	(2,214)
Changes in non-cash working capital items:
Accounts receivable	(63,497)	55,530	548
Prepaid expenses and deposits	(1,784)	(5,952)	719
Accounts payable and accrued liabilities	26,523	22,483	16,918
Deferred revenue	96,030	223	(17,054)
Net cash provided by (used in) operating activities	(57,228)	3,002	(87,420)

FINANCING ACTIVITIES
Advances from related parties	—	24,347	(27,068)
Advances from non-related parties	—	—	55,659
Net cash provided by financing activities	—	24,347	28,591

INVESTING ACTIVITIES
Purchase of equipment	(12,903)	(1,884)	(4,356)
Proceeds on disposal of available for sale securities	—	1,536	—
Net cash provided by (used in) investing activities	(12,903)	(348)	(4,356)

Foreign exchange loss (gain) on
cash held in foreign currency	830	(10,553)	7,606

Increase (decrease) in cash and cash equivalents	(69,301)	16,449	(55,579)
Cash and cash equivalents, beginning of year	226,219	209,770	265,349
Cash and cash equivalents, end of year	156,918	226,219	209,770

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	7,500	7,500	648
Cash paid for income taxes	—	—	—

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

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

The Company’s business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, web page hosting and maintenance, on line promotion for customers, translation services, investment seminars, investment handbooks, website contest events, and subscription fees. These services are considered as one segment based upon the Company’s organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has recurring losses since its inception and requires additional funds to maintain its operations. Management’s plans in this regard are to raise debt or equity financing as required.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries. All material inter-company accounts and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, allowance for doubtful accounts and asset impairment. Management makes its best estimate of the ultimate outcome of these items based on historical trends and other information available when the financial statements are prepared. Actual amounts may ultimately differ from those estimates.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Equipment

Equipment is recorded at cost, net of accumulated amortization.

Depreciation on equipment is provided on a declining-balance basis over its expected useful lives at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%

Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2006, the company held $87,026134,234 [2005 - $34,449167,639] in cash equivalents.

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

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Advertising expenses

The Company expensed advertising costs as incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 were $49,836, $50,813 and $86,199 respectively.

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

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

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

The Company has cash and cash equivalents with various financial institutions, which may exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. However, the Company does not anticipate non-performance.

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

Non-monetary transactions

The Company entered into agreements for the supply of content for the Company’s websites in exchange for advertising, consisting primarily of links to the supplier’s websites. The Company accounted for these transactions in accordance with Accounting Principles Board No. 29 “Accounting for Nonmonetary Transactions” (“APB 29”) and with Emerging Issues Task Force No. 99-17 “Accounting for Advertising Barter Transactions” (“EITF 99-17). No cash was exchanged between the parties in any of these transactions. These transactions have been recorded at a zero value, being the carrying amount of the content supplied..

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

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

The Company did not grant any stock options during the fiscal years 2006, 2005 and 2004. The adoption of SFAS 123 does not have an impact on the Company’s consolidated financial statements.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

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

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance. For the fiscal year 2006, the Company incurred an expense for bad and doubtful accounts receivable in the amount of $87,427 (2005 - $31,447; 2004 - $26,458) and recorded uncollectible accounts receivable written off and foreign exchange difference of $2,471 (2005 - $53,611; 2004 - $2,230).

New accounting pronouncements

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the application of SFAS No. 109, Accounting for Income Taxes, by establishing a threshold condition that a tax position must meet for any part of the benefit of that position to be recognized in the financial statements. In addition to recognition, FIN 48 provides guidance concerning measurement, derecognition, classification and disclosure of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006; accordingly, the Company will adopt FIN 48 effective as of January 1, 2007. Currently, the Company does not anticipate that the adoption of FIN 48 will have a material impact on its effective tax rate.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

In September 2006, the FASB, issued SFAS, No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R,” which requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The adoption of the provisions of SFAS No. 158 for the year end of 2006 will not have a material impact on the Company’s consolidated financial statements.

In September 2006, FASB issued SFAS No. 157,“Fair Value Measurements,” which establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under the accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for fiscal year, including financial statements for an interim period within the fiscal year. The Company is currently evaluating the impact, if any, that SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined whether it will elect the fair value option for any of its financial instruments.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

3. AVAILABLE FOR SALE SECURITIES

Available for sale securities consists of marketable securities and are summarized as follows:

		Gross	Gross	Accumulated
		unrealized	unrealized	unrealized	Market
	Cost	gains	losses	losses	value
	$	$	$	$	$

December 31, 2004	2,527	—	(959)	(959)	1,568
Change during the year	(1,518)	—	(49)	(49)	(1,567)
December 31, 2005	1,009	—	(1,008)	(1,008)	1
Change during the year	—	—	3	3	3
December 31, 2006	1,009	—	(1,005)	(1,005)	4

4. EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2006
Furniture and fixtures	20,427	13,291	7,136
Computer equipment	68,206	52,665	15,541
	88,633	65,956	22,677

2005
Furniture and fixtures	17,380	12,435	4,945
Computer equipment	60,003	48,181	11,822
	77,383	60,616	16,767

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

5. CONVERTIBLE DEBENTURES

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

Subsequent to the year end, the Company issued 250,000 common stocks of the Company for the settlements of the above convertible debentures at $0.60 per share.

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

6. INCOME TAXES

The parent company is not subject to income taxes.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2006	2005	2004
	$	$	$

Net loss for the year	(209,883)	(78,030)	(95,946)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Impact of foreign exchange movement	1,273	(8,644)	(34,925)
Impact of BC rate change	(6,074)	10,127	—
Foreign tax rate differential	(46,700)	(3,931)	(7,525)
Others	3,647	417	5,018
Benefit of losses not recognized	47,854	2,031	37,432
	—	—	—

The significant components of the Company’s deferred tax assets are as follows:

	2006	2005	2004
	$	$	$

Non-capital loss carryforwards	275,570	228,282	229,105
Equipment and furniture	15,476	14,243	11,389
	291,046	242,525	240,494
Valuation allowance	(291,046)	(242,525)	(240,494)
	—	—	—

Chineseworldnet.com Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005	(Expressed in U.S. Dollars)

6. INCOME TAXES (cont’d.)

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $787,119 expire as follows:

$

2007	16,449
2008	202,922
2009	296,028
2010	134,715
2014	14,252
2015	3,131
2026	119,622
787,119

7. RELATED PARTY TRANSACTIONS

[a]	In 2006, the Company paid $24,000 [2005 - $24,000, 2004 - $24,000] in consulting fees to a company related to a director of the Company.

[b]
As at December 31, 2006, the Company has non-interest bearing advances from a stockholder and director of $76,910 [2005 - $77,005]. In 2006, the Company recorded imputed interest of $1,178[2005 - $1,154, 2004 - $1,107] at an interest rate of 4% per annum on these advances.

[c]	Included in accounts payable, $14,187 [2005 - 7,972] was payable to a director and a senior officer of the Company.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

8. COMMITMENTS

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

$
2007	71,395
2008	71,395
2009	70,225
2010	66,715
2011	38,917
318,647

9. COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.