Form 20-F
period 2007-12-31
CHINESEWORLDNET COM INC
filed 2008-06-30
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________________ to ________________________________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,700,000 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes   ☒ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒  Item 17  ☐ Item 18

PART III		60

ITEM 17.	FINANCIAL STATEMENTS	60

ITEM 18.	FINANCIAL STATEMENTS	60

ITEM 19.	EXHIBITS	61

EX - 4(b)9	CONSULTING AGREEMENT BETWEEN CHINESEWORLDNET.COM INC. AND GOLDPAC INVESTMENT PARTNERS.

EX - 4(b)10	CONSULTING AGREEMENT BETWEEN CHINESEWORLDNET.COM INC. AND GOLDPAC INVESTMENTS LTD.

EX - 4(c)1	STOCK OPTION PLAN AGREEMENT.

EX. - 8.	LIST OF SUBSIDIARIES

EX. - 12.1.	CEO CERTIFICATION

EX. - 12.2.	CFO CERTIFICATION

EX. - 13.1.	CEO CERTIFICATION PURSUANT TO SECTION 906

EX. - 13.2.	CFO CERTIFICATION PURSUANT TO SECTION 906

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

Our registered and executive office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands. Our North American office and principal place of business is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of December 31, 2007 unless otherwise indicated.

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

These forward-looking statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from our historical results, as well as those expressed in, anticipated or implied by these forward-looking statements. These factors include, but are not limited to, the fact that we are an Internet based provider of news and information on small and micro-cap public companies, will need additional financing to develop our activities and will be subject to certain technological and risks doing business in the People’s Republic of China (the “PRC”). These and other factors are set forth in more detail in the Section entitled “Risk Factors” at Item 3 and “Operating and Financial Review and Prospects” at Item 5, as well as elsewhere in this Report. We do not undertake any obligation to revise or update these forward-looking statements to reflect any future events or circumstances.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected consolidated financial information which has been derived from our consolidated financial statements prepared in accordance with US GAAP for our most recently completed fiscal periods consisting of the years ended December 31, 2007, 2006, 2005, 2004, and 2003. The financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Results of Operations” under “Item 5 - Operating and Financial Review and Prospects.”

	Year ended December 31,
	2007	2006	2005	2004	2003
Income Statements:
Operating revenues	$1,325,994	$643,370	$533,521	$487,710	$247,293
Operating profit (loss) before income taxes	54,133	(209,883)	(78,030)	(95,946)	(163,313)
Net loss	108,354	(209,883)	(78,030)	(95,946)	(163,313)
Earning (loss ) per share - basic	0.01	(0.03)	(0.01)	(0.01)	(0.02)
Earning (loss) per share - diluted	0.01	(0.03)	(0.01)	(0.01)	(0.02)
Weighted Average Common shares outstanding – basic	9,012,328	8,200,000	8,200,000	8,004,384	8,000,000
Weighted Average Common shares outstanding - diluted	9,103,713	8,200,000	8,200,000	8,004,384	8,000,000

Consolidated Balance Sheets:
Total assets	$2,780,226	$226,896	$312,053	$336,623	$329,949
Equipment	22,001	22,677	16,767	22,421	23,272
Total current liabilities	373,870	439,278	170,469	119,766	239,843
Stockholders’ (deficiency) equity	2,200,694	(212,382)	(8,416)	66,857	90,106

No dividends have been declared or paid in 2007.

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

D. Risk Factors

The following discussion in this Annual Report on Form 20-F contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties. Our actual results may differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed under the captions “Item 4 - Information on the Company” and “Item 5- Operating and Financial Review and Prospects” as well as those discussed elsewhere in this Report. In evaluating our business, prospects and results of operations, readers should carefully consider the following factors in addition to other information presented in this Report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations. See “Cautionary Notice Regarding Forward Looking Statements” above.

Risk Factors Relating to Our Company and Our Business

Our limited operating history makes it difficult for investors to judge our prospects.

We have a limited history in terms of operation. Potential investors should be aware of the risks associated with such, and expect that most of our revenues in the foreseeable future be applied towards building the company. We offer a suite of services through our financial portals, which require partnerships and collaborations with external parties. There is no guarantee that we will be able to enter into successful partnerships or collaborations. In light of this, we may not achieve profitability.

We may not be able to successfully implement our growth strategies.

We are pursuing a number of growth strategies. Internally, we require constant expansion and development of our content and knowledge base. Externally, we endeavour to create sustainable partnerships, joint ventures and acquisitions with providers of financial products and services. Primarily, we seek out relationships with companies with customers in North America and Asia, offering new services for which there are no established markets, or services where we lack experience and expertise. In light of this, we cannot guarantee that said new services will be commercially viable or delivered in a timely manner.

In addition to premium subscription services to generate revenue on our various websites, we intend to increase website-related revenue through online banner advertising. To date, we have had limited success with online banner advertisement customers, which we attribute to a low number of website content contributors. We intend to increase online banner advertisements by increasing the number of website content contributors. Furthermore, we intend to increase revenue through NAI’s investment seminars and conferences. In order to achieve our aims, we will need to hire additional employees, as well as incur costs related to increasing online advertising and conference revenues. Costs associated with said projects may impede our financial condition and operation results, with no guarantee of success or increase in revenue.

Unforeseen development difficulties with our technological infrastructure may hinder our efforts.

We have undertaken measures to enhance our design and technological infrastructure in order to improve our websites, and intend to continue doing so in the foreseeable future. In the past, we have experienced unexpected web traffic, leading to slow upload times or other problems. While we have worked towards resolving these problems, it can be expected to occur again in the future, hence our continual efforts to upgrade and improve our websites. Unforeseeable developmental difficulties could prevent us from implementing improvements or lead to higher than anticipated costs, and repeated problems in accessing our website can deter visitors from future use. All these, and possibly other problems, will affect our business, its operations and financial condition, unfavourably.

Our business could be materially and adversely affected if we fail to develop or introduce new features and research tools.

Currently, we offer premium subscribers a number of service packages with personalized features and functionalities. If we fail to offer new features or tools on a regular basis, or if such features and tools are not favourably received, our premium subscribers may choose to discontinue their subscription. Alternately, if we fail to offer service packages that provide value, potential subscribers may turn to our competitors rather than use our services. In developing new features and tools, it is probable that we will experience challenges that could delay or prevent launching these new services. Furthermore, said new services may contain errors that are discovered only after launch. Our business could be affected adversely in the aforementioned scenarios.

Our revenues could decline if we fail to attract sufficient numbers of premium subscribers to our personalized service packages or if we fail to retain our existing subscribers.

We depend on the sale of our premium service packages such as MyCWN for a portion of our revenue, where premium subscribers pay a monthly subscription fee of $9.95 or an annual fee of $59.95. We also offer real-time streaming of stock quotes at different levels ranging from $30 to $40 per month. As our premium service packages become more comprehensive and higher priced, we expect that our future revenues and revenue growth will increasingly depend on sales of our premium service packages to a much greater extent than other streams of revenue such as banner advertising. If we fail to attract a sufficient number of subscribers to our premium service packages, our revenues could decline. Moreover, our financial success depends on our ability migrate free subscribers to our premium service packages. We may not be able to continue to develop newer service packages that appeal to subscribers. If we are fail to develop new premium services packages that appeal to our users, or if our users continue to use our free services rather than purchase premium services, our revenues could decline.

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

Many companies that we may approach for a strategic relationship or who already have strategic relationships with us also receive financial news and information from other sources. As a result, these companies may be reluctant to enter into or maintain strategic relationships with us. Our business, results of operations and financial condition could be materially adversely affected if we do not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in an increase in the number of subscribers or readers of our websites.

Difficulties associated with our brand development may harm our ability to attract subscribers and readers.

We believe that a general increase in competition for online financial services has elevated the importance of brand building and brand awareness. We also believe that maintaining and generating awareness about our websites, www.chineseworldnet.com and www.na-investor.com, as well as their associate brands are important aspects in our efforts to continue to attract users. Our planned products and services may not be widely recognized, and we will need to increase awareness amongst potential users. Despite continued efforts to generate brand awareness, it may be ineffective cost-wise or unsuccessful in reaching potential users. Potential users may not be receptive to our advertising campaigns and/or other efforts. Accordingly, our efforts may be unsuccessful in raising awareness of our websites and their associate brands or in persuading potential users to subscribe to our products or visit our sites.

Our ability to maintain and increase our readership depends on the continued growth in use and efficient operation of the Internet.

The web-based information market is rapidly evolving. Our business would be adversely affected materially if web usage does not continue to grow or grows slowly. Web usage may be inhibited for a number of reasons beyond our control, such as:

•  inadequate network infrastructure;

•  security and privacy concerns;

•  inconsistent quality of service; and

•  unavailability of cost-effective, high-speed access to the Internet.

Our readers depend on Internet service providers, online service providers and other website operators for access to our websites. Many of these companies providing such services have filed for bankruptcy. Many have experienced significant service outages in the past and could experience service outages, delays and other difficulties unrelated to our systems. These occurrences could cause our readers to perceive the web in general or our websites in particular as an unreliable medium and, therefore, cause them to use other media to obtain their financial news and information. We also depend on a number of information providers to deliver information and data feeds on a timely basis. Our websites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information, which could materially and adversely affect our business, results of operations and financial condition.

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

We are paid by companies to produce company reviews, which are distributed to target investors by email, mail and published on our website. Our users may request and receive directly from us a hard copy of any such review. We make no recommendation for the purchase of securities in any of our public company clients’ securities and each report contains a disclaimer to that effect. We do not send out unsolicited copies of the reports on our client companies’ behalf. We receive a fee from the client company for preparing the report but receive no underlying interest in the client company’s securities nor do we take any position in those securities.

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

 Users who subscribe to our premium subscription-based products are required to supply certain personal information which we use to administer our services. We also require users of some of our free products and features to provide us with certain personal information. Additionally, we rely on security and authentication technology licensed from third parties to perform real-time credit card authorization and verification, and at times rely on third parties, including technology consulting firms, to help protect its infrastructure from security threats. In this regard, our users depend on us to keep their personal information safe and private from third parties. If users perceive that we are not protecting their privacy, or if the technology developed by these third parties does not function as anticipated and our information security measures are breached, our users could be discouraged from registering to use our services, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is dependent on the level of trading activity in PRC’s securities markets. Volatility in PRC’s securities markets could dampen investors’ interest in such markets and adversely affect our revenue and profitability.

Our business is dependent on user demand for market intelligence on various securities markets, including PRC’s securities markets. The demand for investment in PRC’s securities markets has fluctuated with the level of trading activity there. In the last several years, PRC’s securities markets have experienced significant decline. On June 6, 2005, the Shanghai Stock Exchange Index reached its lowest level since March 1997, and over the past five years both the Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange Index have experienced significant decline in index value. If the PRC’s securities markets continue to weaken, and if investors’ interest in PRC’s securities markets continues to decline, our business could be significantly and adversely affected.

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

As part of NAI’s investor relations and public relations services, the organization of Chinese investment seminars represent a significant portion of total revenue. Currently, presenting companies are charged a fee of $4,000 and standard exhibit spaces costs $2,000, while individual investors are invited to attend free of charge. Presenting companies and exhibitors typically attend for the purpose of meeting individual investors, and it is to all parties’ advantage to offer free admission to individual investors. The success of our seminars is dependent upon the number of individual investors that attend, failing to achieve this would result in a decline of presenting companies and exhibitors, thereby affecting the overall revenue of NAI. The existing price to presenting companies and exhibitors may increase in the future, which may also cause a decline in participating companies and exhibitors, thereby affecting our financial condition as a whole.

A failure to maintain strategic relationship with partner companies in organizing financial seminars in PRC may adversely affect our business.

In expanding our financial seminars in PRC, we may depend on establishing and maintaining the partnerships with local companies in PRC, such as agents, internet platform partners, consulting companies, project event organizers, in various disciplines such as marketing our company and/or events, seminar organization and coordination. We may be unable to enter into or successfully renew relationships with these companies or partners on commercially reasonable terms.

Many companies that we may approach for a strategic relationship or who already have strategic relationships with us will have financial commitments and responsibilities involved with our company. Failure to establish or maintain relationships with said companies would significantly affect our business.

A failure to establish and maintain an operation centre in PRC may have adverse effect on our financial seminars organization in PRC

Plans to establish an operation centre in PRC for the purposes of business expansion may involve commercial terms and conditions such as business license registration and technology rights, as well as operation costs such as office rental costs and wages. Failure to establish and upkeep the PRC operation centre will adversely affect the expansion of our business.

We do not own the URLs for our principal websites. If we lose the right to use our two principal website address or URLs, our business could be seriously harmed.

Our two principal website addresses or Uniform Resource Locators (URLs), www.chineseworldnet.com and www.na-investor.com, are currently licensed from Register.com on a yearly basis. As per the Service Agreement with Register.com, there is no guarantee that we can renew the licensing agreement with regard to the two principal website addresses or URLs. If we lose the right to use the www.chineseworldnet.com and www.na-investor.com domain names, they may become property of our competitors or other parties, either of which would have a material adverse effect on our business, prospects, financial condition, results of operation and share price.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

The online financial data and information services market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. New services or technologies may render our existing services or technologies less competitive or obsolete. Responding and adapting to technological developments and standard changes in our industry, the integration of new technologies or industry standards, or the upgrading of our networks may require substantial time, effort and capital investment. In the event that we are unable to respond successfully to technological industry developments, this may materially and adversely affect our business, results of operations and competitiveness.

Our business would be adversely affected if we do not continue to expand and maintain an effective customer support force.

We offer subscribers customer support in English, Cantonese and Mandarin through a North American toll free telephone number. The purpose of customer support is to resolve subscriber issues as well as explain our company’s service offerings. Many staff members involved in customer support are relatively new to the company, and may not have the training or experience to effectively serve our clients. We will need to increase our customer support force as our business expands, as well as provide adequate training. We may not be able to hire and retain employees without short-term disruptions to our operations, and locating multilingual workers is a challenge. Failure to maintain a working customer support team may adversely affect our business.

Our future performance is dependent on our ability to retain key personnel.

Our performance is substantially dependent on the performance of our senior management and key technical personnel. In particular, our success depends on the continued efforts of our senior management team. In addition, we intend to grant stock options to many of our employees in lieu of salary raise. Due to potential fluctuation of our future share price, our employees may have options at strike prices far above the then current share price. As a result, many of our employees may not consider their options to be valuable compensation, and we may need to provide additional compensation, in the form of additional salary, bonuses or equity, in an effort to retain existing employees. Our inability to retain employees, particularly our senior officers, and key sales, technical, marketing and other service personnel in our key revenue producing businesses could have a material adverse effect on our prospects, business, operations, financial conditions and share price.

Our long-term liquidity and capital resources are uncertain.

We believe revenue generated through our current operations, combined with our cash resources, are adequate to fund our current marketing programs in North America. However, we anticipate the need to secure additional financing in order to implement our planned expansion in Asia. We have yet to enter into agreements with respect to additional financing, but expect to raise funds through debt or stock offerings to accredited investors. In the event that an opportunity for acquisition arises, or additional funds are required, we may not be successful in raising the additional capital needed for this purpose. See Item 4 “Information on the Company”.

We face significant competition which could adversely affect our business, financial condition and results of operations.

The online financial data and information services market for the Chinese community in North America is relatively new, with few substantial barriers to entry and is competitive and rapidly changing. The number of financial news and information sources competing for consumers’ attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities.

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

We currently own and license technology from third parties. As we continue to introduce new services that require new technology, we anticipate that we may need to license additional third-party technology. These existing and additional technology licenses may not be available to us on commercially reasonable terms, if at all. In addition, it is possible that in the course of using new technology, we may inadvertently breach the technology rights of third parties and face liability. Our inability to obtain these technology licenses or avoid breaching third party technology rights could delay or compromise our introduction of new services and could materially and adversely affect our business and financial condition.

We cannot be certain that our website content and online services and tools do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If found to have violated the intellectual property rights of others, we may be banned from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely affect our business.

We enter into confidentiality agreements with our employees and consultants, and control access to and distribution of our documentation and other licensed information. In spite of these precautions, it may be possible for such persons to breach such precautions or controls or a third-party to copy or otherwise obtain and use our licensed services or technology without authorization, or to develop and apply similar technology independently. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited, and the global nature of the Internet and the media makes it practically impossible to control the ultimate destination of our products. Policing the unauthorized use of our licensed technology is difficult as are the steps necessary to prevent the misappropriation or infringement of our licensed technology. In addition, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial cost to us, divert our resources and have a material adverse effect on our business, results of operations and financial condition.

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

If we acquire another business, we would need to integrate, manage and protect our interests in our acquired businesses successfully, and failure to do so could have a material adverse effect on our business, results of operations and financial condition.

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

-	publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio and CNBC;

-	providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service and Dow Jones Markets;

-	web “portal” companies, such as Yahoo! MSN.com, and America Online; and

-	online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE and TD Waterhouse.

•	Chinese Content:

-	web “portal” companies, such as Yahoo! China, Yahoo! Hong Kong, bidu.com, China.com, Taiwan.com, Sina.com, Sohu.com, HongKong.com, Tom.com, 36.com, Netease.com, Yam, and Hinet;

-	publishers and distributors of traditional media, including print, radio and television, such as Apple Daily, MingPao Daily, SingTao Daily, ChinaByte and Xinhua News Agency;

-	online brokerage firms, many of which provide financial and investment news and information, such as whsb.com, Cash Online, Pt123.com; and

-	online services or websites focused on business, finance and investing, such as Chinesefn.com, HKNasdaq.com, Chinese.wsj.com, www.cnyes.com, www.jrj.com .

Our ability to compete depends on many factors, including the originality, timeliness, insightfulness and trustworthiness of our content and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering more of their financial news and commentary for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. Our competitors may develop content that is equal or superior to our content or that achieves greater market acceptance than our content. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, readers, staff or outside contributors, which could materially adversely affect our business, results of operations and financial condition. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

We also compete with other websites, television, radio and print media for a share of advertisers’ total advertising budgets. If advertisers perceive the Internet or our websites to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our websites.

Furthermore, we are experiencing increased competition with a growing number of companies in the United States and Canada with respect to our conference and seminar business and IR/PR services. There is a growing trend for these companies to put on trade shows and conferences regarding investing in China, which competes with our business. If we are not able to effectively compete with these companies for the limited marketing budgets of participants, our business may be adversely affected and our financial performance may be harmed.

Computer equipment problems and failures could adversely affect our business.

Problems or failures in our Internet-related equipment, including our file servers, computers and software could result in interruptions or slow response times on our websites, which could reduce the attractiveness of our websites to advertisers and users. Equipment problems and failures could result from a number of causes, including but not limited to an increase in the number of users of our websites, computer viruses, outside programmers penetrating and disrupting our software systems, human error, fires, floods, power and telecommunications failures, and internal breakdowns. In addition, any disruption in Internet access provided by third parties could have an adverse effect on our ability to provide the services that it proposes to offer to our members which in turn may have an adverse effect on the number of members we are able to attract to our websites.

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

Existing domestic and international laws or regulations and private industry guidelines specifically regulate communications or commerce on the web. Furthermore, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation of electronic commerce transactions and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies and by private industry groups. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. The governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. These regulations, if imposed, could increase the cost of transmitting data over the web.

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

We are also subject to various federal and state regulations concerning the collection and use of information regarding individuals. These laws include the Children’s Online Privacy Protection Act, and state laws which limit or preclude the use of voter registration and drivers’ license information, as well as other laws that govern the collection and use of consumer credit and financial information, including the Gramm-Leach-Bliley Act. Although our compliance with applicable federal and state laws, regulations and industry guidelines has not had a material adverse effect on our business, governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including antitrust and consumer privacy laws, for us and our customers. The U.S. federal and various state governments have been investigating certain Internet companies regarding their use of personal information and have recently proposed limitations on the collection and use of information regarding Internet users. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain information from users in Europe. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate our privacy practices. Also, as a consequence of governmental legislation or regulation or enforcement efforts or evolving standards of fair information collection practices, we may be required to make changes to our products or services in ways that could diminish the effectiveness of the product or service or our attractiveness to potential customers, which could materially and adversely affect our business, financial condition or results of operations. Any new laws or regulations relating to the web, or certain application or interpretation of existing laws, could decrease the growth in the use of the web, decrease the demand for our websites or otherwise materially and adversely affect our business.

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

A substantial portion of our business is conducted outside of the United States and as a result, our operations could be subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, our ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in a particular jurisdiction. We could also be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities.

We may rely on electronic commerce as a significant part of our future revenue, but the Internet has not yet been proven as an effective commerce medium in the Greater China region.

Our revenue growth also depends on the increasing acceptance and use of electronic commerce in the region comprised of the PRC, Hong Kong and Taiwan (referred in this Report as “Greater China”). The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond our control, including inexperience with the Internet as a sales and distribution channel; inadequate development of the necessary infrastructure to facilitate electronic commerce; concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and inexperience with credit card usage or with other means of electronic payment in the PRC.

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

The Greater China and Asian Internet industry is a developing market and is not a proven effective commercial medium

The market for Internet services in Greater China and Asia has only recently begun to develop. Since the Internet is an unproven medium for advertising and other commercial services, our future operating results from online advertising and electronic business solutions services will depend substantially upon the increased use of the Internet for information, publication, distribution and commerce and the emergence of the Internet as an effective advertising medium in Greater China and Asia. Many of our customers will have limited experience with the Internet as an advertising medium or sales and distribution channel, and will not have devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising or website development and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media.

Critical issues concerning the commercial use of the Internet in Greater China and elsewhere in Asia, including:

-	security;

-	reliability;

-	cost;

-	ease of deployment;

-	administration; and

-	quality of service

may affect the adoption of the Internet to solve business needs. For example, the cost of access, penetration rate or availability of access to technology, hardware and software may prevent potential users in Asia from using the Internet. Also, the use of credit cards in sales transactions is not common in parts of Asia. Until the use of credit cards, or another viable alternative means of electronic payment, becomes more prevalent, the development of electronic commerce through our portal network will be seriously impeded. In addition, even if suitable payment methods are widely adopted in Asia, consumers will have to be confident that adequate security measures are taken to protect electronic sale transactions conducted over the Internet and prevent fraud.

Our entry into the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure in the PRC by the Chinese government

Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards where private companies compete as ISPs, the telecommunications infrastructure in PRC is not as well developed. In addition, access to the Internet in PRC is accomplished primarily by means of the government’s backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the Chinese government, and is the only means of connection to the international Internet network. Although private sector ISPs exist in PRC, almost all access to the Internet is accomplished through ChinaNet, PRC’s primary commercial network, which is owned and operated by the Chinese government. We will rely on this backbone enterprise and telecom companies to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the Chinese government to establish and maintain a reliable Internet infrastructure to reach a broader Internet user base in PRC. We will have no means of accessing alternative networks and services in PRC, on a timely basis or at all, in the event of any disruption or failure. The Internet infrastructure in PRC may not support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, our business could be materially and adversely affected.

Political and economic conditions in Greater China are unpredictable and may disrupt our operations if these conditions become unfavourable to our business.

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

PRC. The Chinese government has been reforming its economic system since the late 1970s. The economy of PRC has historically been a planned economy, subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of PRC, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

	PRC	OECD
Economic structure:	Planned economy, but in a slow process of transition to a market economy	Market economy
Level of government involvement in the economy:	Very high	Low to moderate
Level of economic development:	Developing country	Developed countries
Control of foreign exchange:	Government controlled	Market driven
Methods of allocation resources:	Government controlled, but in the slow process of transition to a market economy	Market driven

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. Changes in the PRC’s political, economic and social conditions, adjustments in policies of the Chinese government or changes in the Chinese’s laws and regulations may adversely affect our results of operations and financial condition. The Chinese economy has experienced significant growth in the past decade, but this growth has been uneven across geographic and economic sectors and has recently been slowing. Such growth may not continue and any slow-down may have a negative effect on our business. The international financial markets in which the securities of the Chinese government, agencies and private entities are traded have experienced significant price fluctuations upon speculation that the Chinese government may devalue the renminbi which could increase our costs relative to our Chinese revenues.

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

Issues, risks and uncertainties relating to the PRC government regulation of the Chinese Internet sector include the following:

•
China began its fourth year as a World Trade Organization (WTO) member on December 11, 2003 The problems that foreign telecom service providers have faced in accessing China's market should improve in year four as foreign companies will be permitted to establish joint venture operations in domestic or international data services without quantitative restrictions in Beijing, Guangzhou, and Shanghai—though the foreign investment share may not exceed 25 percent. Foreign companies will be able to invest up to 49 percent. Although, PRC was officially admitted to the WTO, it is still not clear how this agreement may be changed in future.

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

As of December 31st 2007, we have outstanding an aggregate of 10,700,000 shares of common stock, which includes 2,870,000 shares were freely transferable without restriction under the securities Act (excluding any shares purchased in the offering by any person who is or thereby becomes an “affiliate” of us). There were a total of 7,830,000 common stock as “restricted securities”, the term is defined in Rule 144 under the Securities Act.

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

On November 1, 2004, we also started operations in Hong Kong through our subsidiary, CWNHK, at their office at Room 1101, St. George’s Building, 2 Ice House Street Central, Hong Kong. CWNHK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market. There are currently no employees of CWN stationed permanently in Hong Kong.

As of December 31, 2006, we have updated our business model and currently consist of four principal business: (1) the Internet Financial Portal (“Portal”) business, conducted under the ChineseWorldnet.com brand via “www.chineseworldnet.com” website and (2) the Investor Relations / Public Relations (“IR/PR”) business conducted through NAI via a number of media channels including the internet “www.na-investor.com” website, as well as promotional services, (3)the investment seminars/conferences (Conference”) business conducted via the brand of Global Chinese Financial Forum, and (4) the “Online Platform” business conducted through the Rong Zhi Tong Online brand via “www.rzto.com” website. Our IR/PR business was the result of the acquisition of NAI-Interactive Ltd, a Canadian company incorporated under the laws of British Columbia, on January 15, 2000 from Ms. Tim Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai. The purchase price was 112,500 of our common shares valued at $5,625. Our Conference business is the successful result of and had separated from our IR/PR business. Our Online Platform business was launched as of October 2006 and primarily served as a financing engine that connects professional service providers with small to medium size companies in greater China regions.

Our plan was to first launch our Portal and IR/PR businesses in North America and then to expand all businesses into Hong Kong, the PRC and Taiwan. See “Corporate Strategy and Strategic Business Plan” below for details. We have launched the Portal and IR/PR businesses in North America. On October 26th 2007, we completed a non-brokered private placement of 2,250,000 common shares at a price of $1.08 per share for total proceeds of $2,070,000 with the purpose of expanding all businesses into China in June of 2008, our plans of expanding have been met with the successful formation of the Chinese-Foreign Joint Venture ChineseWorldNet.com (Shanghai) Limited ("Chinese JV") resulting from the signing of a Definitive Joint-Venture Agreement between its subsidiary, ChineseWorldNet (Hong Kong) Ltd. ("ChineseWorldNet") and Shanghai Compass Venture Capital Investment Limited Company. The office of Chinese JV at PuDong in Shanghai will be open in the mid of 2008.

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

3.Headlines

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

2. Banner Advertising

CWN intends to derive revenue from selling banner advertising to companies on the www.chineseworldnet.com website. The fee for six-month banner advertising ranges between $750 to $1,200 started year 2007 increased from $250 to $500 per month based on an estimated number of times the banner advertising will be seen by readers of the www.chineseworldnet.com website. The fee adjustment was a result of meeting the industry needs. We charge monthly flat fees for the services we provide, and revenue generated from banner advertising is recognized monthly, based on the terms committed by our customers. The amount of fees charged depends on the size and the location of the banner advertisement on our website. There is no adjustment to the monthly fee if the actual clicks differ from the estimated clicks.

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

NAI operates the www.na-investor.com website which provides IR/PR services to fee-paying North American public company clients who are listed or quoted on small and micro public markets in North America, such as the TSX Venture Exchange, the NASD OTC Bulletin Board and the Toronto Stock Exchange. All information on this website is in Chinese and the website also offers stock quotes, company reviews, newsletters and guide to investing in small and micro-cap companies to readers of the North American Chinese community. Currently, there are over 45,000 registered members for the www.na-investor.com website and it attracts over 1,200,000 readers each month.

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

5.	Miscellaneous IR/PR Services

NAI also provides other miscellaneous IR/PR services to client companies such as design and printing of promotional materials and financial reports. This includes translation services for client companies who want to translate promotional or financial materials from English into Chinese. NAI charges $100 per page for the translation service.

6.	Investment Guides

NAI started to publish specialty investment publications in 2002. Its first investment handbook was on the mining sector. Companies pay $2,000 each to be profiled in the Chinese language handbook. The handbook is sold through our offices, on-line, and in selected bookstores for CDN$13.80 Canadian. In 2005, we published the Mining Investment Guide, Vol 3. and Chinese stock Investment Guide, Vol 1. In 2006, we published the Mining Investment Guide, Vol 4., and is sold for CDN$29.50 Canadian due to the increased in content. In 2007, we published the Mining Investnent Guide, Vol 5, and is sold for USD$29.95, and Chinese Theme Stocks Investment Guide Vol 2 - A New Chapter of Success, and is sold for USD$29.95.

Future Product / Service Offering

Currently, our IR/PR services are focused on introducing and promoting North American client companies to the Chinese investor community in North America. NAI plans to adopt the same model and expand it to other market segments such as, promoting client companies from Asia to the Chinese investor community of North America and Asian and North American client companies to the Chinese investor community in Asia. In year 2007, NAI had successfully established client base in the mining /recourses sector; and plans to diversify into other sectors such as life science, technology, and industrials. See “Corporate Strategy and Strategic Business Plan.”

Revenue Model of the IR/PR Business

The IR/PR business is marketed via the brand name of NAI.  Sources of revenue for the IR/PR business are from each of the current product/service offerings mentioned above such as on-line marketing service, Chinese webpage design, hosting and maintenance, translation services, and miscellaneous IR/PR services.

Conference Business

Introduction & History

Originally, the conference organizing services establish by the company was an integrated aspect of the products and services provided by our IR/PR business. However, because of the success of the conference series in 2006, the conference organizing services were made into a separate aspect of business model.

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

General sponsorship opportunities are available for all conferences. Sponsorship is divided into several categories for interested parties to participate and sponsor our conferences. These categories include Platinum, Gold, Silver, Corporate, and Media. While media sponsorship are offered without any fee, the four levels of sponsorship fees are ranged from $4,000 to $10,000. Currently, individual investor attendees are not charged for admission and registration for attending the conferences. However, when the conferences have reached an appropriate scale, we may begin charging entrance fees to attendees.

Future Product / Service Offering

Currently, GCFF have been held in North American cities such as Vancouver, Toronto, and San Francisco, mainly servicing clientele from North America. In July 2007, GCFF had successfully launched the first China-focus conference at Shanghai, China and provided a network for both service providers and China companies. GCFF plans for the continued success on conference organize at cities in China. GCFF also plans to improve the format and focus on institutional clients as well as establish its own brand name in both North America and Asia. See “Corporate Strategy and Strategic Business Plan.”

Revenue Model for the Conference Business

NAI initially charges $2,000 for a basic exhibition booth per company, as well as sponsorship fees range from $4,000 to $10,000. Starting second quarter of 2007, prices for exhibition booths and sponsorships have increased to $2,500 per exhibition booth and sponsorship fees range from $6,000 to $20,000.

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

Up until December 31, 2007, membership for RZTO was free of charge. Members type range from private and public companies, investment bankers and research analysts, investor relations and stockbrokers, lawyers and accountants, as well as professionals from exchanges and other sectors. Each member is required to provide their company information through a registration form and their company profile is generated from their imputed data. Membership information including name, location, and brief company descriptions is available to public; while contact information, personnel, financial and detail business information are keep confidential and only registered members have access to the database.

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

(5)	News - This section currently is under development.

(6)	Knowledge – This section provides articles and links on industry knowledge. Member companies mostly post articles in a non-regular basis and some articles are posted by our in-house editing team.

Revenue Model for the Platform Business

Started from October 2006, all members registered with RZTO are on a trial basis and is free of charge. RZTO intends to derive revenue from the membership model, and might arrange a membership fee schedule in the future.

ChineseWorldNet.com, Inc overall revenues for the years ended December 31, 2007, 2006 and 2005 were as follows. All our revenues from all businesses are recognized in our 100 % owned operating subsidiary NAI Interactive Ltd, which is based in Vancouver, BC in Canada.

Revenues	Year ended Dec 31, 2007	Year ended Dec 31, 2006	Year ended Dec.31, 2005
Banner Advertisement	$26,436	$17,514	$18,457
Translation Service	5,090	3,420	10,973
Chinese Webpage Design, Hosting and Maintenance	169,097	71,052	89,937

Computer Consultation Service	0	0	0
CWN Membership, Online Service	15,556	8,524	11,475
Online Marketing Service	25,826	14,880	13,107
Miscellaneous IR/PR Service	223,006	170,489	169,866
Investment Guides	85,245	78,921	42,880
GCFF Conference Service	775,738	251,735	174,881
Others	0	26,835	1,945
TOTAL REVENUE	1,325,994	$643,370	$533,521

Corporate Strategy and Strategic Business Plan

Our goal is to become a global leader in communication and information gateways between investors and service providers worldwide. We offer the Internet-based financial community by providing a diverse range of financial information and news on public companies to Chinese investors in North America and Asia. Through our infrastructure and reader base, we strive to be a partner for various providers of financial products and services for marketing to Chinese investors in North America and Asia. We believe that we have already built a strong foundation with our current and planned product and service offerings of both the Portal and IR/PR business. However, we believe that the IR/PR business has limited potential in Hong Kong and China because these markets are different than the North American markets and are more competitive. Our conferencing business, named Global Chinese Financial Forum, had evolved into a stand-alone business started from 2006 and established forums in major cities at North America & China. By providing a business to business networking environment to companies and service providers, we connect them together by various services we offer. We strive to primarily penetrate the China market and gradually expand towards other cities in Asia. The official launch of RZTO, a platform serving the fast growing number of private companies in China in connection with North American service providers, had initiated more products and services that our company can offer to clients. Together, all four businesses enable us to enter the next phase of our strategic plan which is to expand the reach of our businesses and services to users in Asia with a focus on the Greater China region. We believe that one of the biggest advantages of running an Internet-based business is that we can leverage our existing infrastructure to reach a broader ranger of target customers without a significant capital requirement. Based on this principle, we intend to maintain the operation of our businesses from our Vancouver office in Canada. However, we may consider other expansion options such as partnering with local partners or establishing a direct presence in certain markets.

As part of our proposed expansion into Asia, we started to establish partnership with local China companies in year 2008. We had entered into a joint venture agreement with Shanghai Compass Venture Capital Investment Limited Company on February 1st, 2008, which led to the successful formation of a Chinese-Foreign Joint Venture ChineseWorldNet.com (Shanghai) Limited (“Chinese JV”). The Chinese JV has a physical office located at Eton Place, Pudong Avenue, 555 Suite 1005, Pudong District, Shanghai, P.R. China. The Chinese JV serves three main purposes: (1) It helps building channels to capture the financial information business. (2) It would assist in organizing and coordinating regional marketing activities, such as our Global Chinese Financial Forum (GCFF). China GCFF has been scheduled to be held in Dalian, China from October 30th 2008 to November 1st 2008. (3) This joint-venture will seek other business opportunities including the development of investor relations/public relations business and to create a basis for potential acquisition opportunities and to further the digital financial media business in the Greater China region.

Details of our proposed expansion strategy of our services into other markets are as follows:
Geographic Market	Target Launch Date of the				Local Presence
	Portal Business	IR/PR Business	Online Platform Business	Conferencing Business

Canada and the United States	Launched in October 2002	Launched in 2001	Launched in October 2006	Launched in May 2003	The main operation of both businesses is from the Vancouver office.

Hong Kong	Launched in 4th Quarter of 2004	Not Available	Not Available	Not Available
We have already established a local presence in Hong Kong by incorporating ChineseWorldNet.com (Hong Kong) Limited on December 22, 1999. ChineseWorldNet.com (Hong Kong) Limited is 99% owned by us with 1% owned by one of our directors. We established a new office in Hong Kong on November 1, 2004.
The market for IR/PR business at Hong Kong has not reach a mature stage and yet difficult for market penetration.

PRC	2nd Quarter of 2005	Not Available	3rd Quarter of 2007	3rd Quarter of 2007	We may establish a direct presence or seek strategic partners locally to launch the services The market for IR/PR business at PRC has not reach a mature stage and yet difficult for market penetration.

Taiwan	3rd Quarter of 2005	Not Available	Not Available	Not Available	We may establish a direct presence or seek strategic partners locally to launch the services We seek to establish a strong foundation in PRC prior entrance into other markets

Internet Content Partners:

Through NAI, we have agreements in place with the following internet content partners:

Company Name	Services Provided
ALPHATRADE.COM	ALPHATRADE.COM provides our subscribers real-time streaming stock information for a monthly fee.
PR Newswire	We disseminate PR Newswire Chinese news releases for companies in North America, China, Hong Kong, and Taiwan on our www.chineseworldnet.com website. This information is free for viewers.
Tanrich Financial Group	Tanrich provides information on the Hong Kong future market and stock market to us in exchange for our commentaries and news on the North American stock markets.
Quote123.com	Quote123 will provide news and market commentaries in North America to our website.
FMFOREX	FMFOREX will provide foreign exchange data, news, and articles to our website

There were no significant developments with partners established in 2006. Our major focus during this time was opening up 80% of our paid content to our free subscribers which resulted in a dramatic increase to the traffic of our website www.chineseworldnet.com. Our agreements with PR Newswire and Tanrich Financial Group are service-to service connections which do not directly generate fees. We provide a news channel to PR Newswire for online news media in return for PR Newswire’s content and trademark to be posted on our website. Similarly, Tanrich Financial Group provides Hong Kong market sector news to us for marketing purposes and in return we provide a link on our website to access the Tanrich Financial website. In 2007, we established a new partnership with FMFOREX in order to obtain foreign exchange data and news, while providing complimentary ad space on our website. Our agreements with FMFOREX are service-to-service connections which do not generate revenue for the company.

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

Our Primary Markets

The Internet

The number of Internet users in the Asia-Pacific region has continued to increase at an unprecedented rate and has reached nearly 510 million according to the data published by Internet World Stats in March 2007. This figure already surpassed the figures in the whole North America. The percentage of users in the region was 39 percent of the population compared to 28 percent in the rest of the world.

By December 2007, China had 210 million Internet users, which would make China the nation with the second-largest number of Internet users, behind the North America, which had about 238 million users (same data), and ahead of third place Japan with 87.5 million users. The growth of Internet users in China from 2000-2007 is 833.3% compared to 115.7% in United States.

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

According to the Internet Subscriber Survey conducted by the FIND team of the Advanced Institute (ACI), Institute for Information Industry (III), under the support of Department of Industrial Technology (DOIT) and Ministry of Economic Affairs (MOEA), it was estimated that there were 15.4 million Internet users in Taiwan as of December 2007. The Internet penetration rate was 67.4%; compared to the same time period in 2000, there was a significant increase and the growth rate is 146%.

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

C. Organizational Structure

ChineseWorldNet.Com Inc was incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Our principal executive and registered office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands. Our North American office and principal place of business is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

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

(“CWNHK”) is a Hong Kong company incorporated on December 22, 1999. CWNHK is 99% owned by us with 1% owned by one of our directors. Since June 2004, CWNHK’s office has been located to Room 1101, St. George’s Building, 2 Ice House Street Central, Hong Kong. CWNHK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market.

At December 31, 2007, we had a total of 18 employees, all full-time employees, of which 17 are employees of NAI. Our President and CEO is the only employee directly hired by CWN. All employees are located in the Vancouver office in Canada.

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

On January 18, 2007, the 3 year 5% convertible debentures (2004) had been converted into common shares. On March 1, 2007, we raised $250,000 through issuing 3 year, 6% convertible note with warrants. On October 11, 2007, we completed a private placement with certain individuals and issued 2.25 million shares at $1.08 per common share for the gross proceeds of $2.43 million.

D. Property, Plants and Equipment

We do not own any real property. As of December 31, 2007 we owned $14,235 (2006: $15,541 & 2005: $11,822) in computer equipment and computer software and $7,766 (2006: $7,136 & 2005: $4,945) in office furniture. We have a lease agreement for the Vancouver office (Address: #368 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1). There is no lease for the Toronto office because we rent a mailbox facility at the Toronto Board of Trade.

ITEM 4A . UNRESOLVED STAFF COMMENTS

The Company is not an accelerated filer, a large accelerated filer or a well-known seasoned issuer and, as such there is no requirement to provide any information under this item.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2007, 2006 and 2005, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

A. Results of Operations

Years Ended December 31, 2007, 2006 and 2005

For the year ended December 31, 2007, net income was $54,133 on revenue of $1,325,994. Overall, revenues in 2007 increased 106% from 2006 levels, while net income was $54,133 in 2007 as compared with net loss of $209,883 in 2006. For the year ended December 31, 2006, net loss was $209,883 on revenue of $643,370. Overall, revenues in 2006 increased from 2005 levels, while the net loss was further increased from $78,030 in 2005 to $209,883.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenues

The increasing number of publicly listed companies from the mining industry sector, and our business expansion towards conference business are the main factors for the increase in our overall revenues. Our core services includes: Banner Advertisements, Chinese Webpage Design and Hosting, Miscellaneous IR/PR Service, and GCFF Conference Services, from which we derived most of our revenues and revenue growth in 2007.

Revenue Growth Trend
With the improvement of overall economic markets and increase in the revenues from our core services, we expect our revenue will continue to grow as we focus on core services expansion. Primarily, we intend to concentrate our resources on expanding our sales and marketing force with respect to our Conference service in China and IR/PR services, which we anticipate will produce most of the revenue growth for our operations.

Banner Advertisement
The increase in revenue for Banner Advertisement from $17,514 for fiscal year 2006 to $26,436 for fiscal year 2007 is due to the increase in advertising-related business on our website.

Translation Service
The number of translation projects had slightly increased for the fiscal year of 2007, thus revenue incresed from $3,420 from year 2006 to $5,090 for year 2007.

Chinese Webpage Design, Hosting and Maintenance
The revenues for Chinese Webpage Design - Hosting and Maintenance increased substantially from $71,052 in fiscal 2006 to $169,097 in fiscal 2007. This is primarily due to the significant increase of client companies involve in Chinese micro-site development and hosting in 2007.

Computer Consultation Services
Revenues from Computer Consultation services were $0 in fiscal 2007, as we discontinued this service in fiscal year of 2005.

CWN Membership, Online Services
CWN Membership & Online service revenues increased from $8,524 from fiscal 2006 to $15,556 in fiscal 2007. This is due to the increase in number of membership subscribers.

Miscellaneous IR/PR services
Revenues from IR/PR services increased from $170,489 in fiscal 2006 to $223,006 in fiscal 2007. The revenue growth is due to the increasing number of our feature companies having subscribed to our premium services under the establishment of NAI Interactive Ltd. This group of high-profile clients was willing to spend more in fees in order to market their companies to the Chinese market.

Investment Guides
The increase in revenue in our Investment Guides business from $78,921 in fiscal 2006 to $85,245 in fiscal 2007 is primarily due to the depreciation of US currency in 2007. The business generated from sponsorship of investment guides in 2007 has approximately same as last year.

GCFF Conference Service
The revenue generated from Conference business had significantly increased from $251,735 in fiscal 2006 to $775,738 in fiscal 2007. This is due to the significant success of our annual events that held in Shanghai. The GCFF conference in China generated almost half of the total revenue from conferences. While the number of conferences had remained the same, the number of client companies and sponsors that exhibit at the conferences had increased substantially. We anticipate the revenue generate from the conference service will continue to rise as the scale and scope of the conference continues to grow.

Other Revenues
Other revenue items, such as Online Marketing Services, were $25,826 in fiscal 2007 as compared to $14,880 in fiscal 2006. The numbers of customers increase for our online marketing services in the fiscal 2007 when compared to the fiscal 2006.

Expenses

Total expenses for fiscal 2007 were $1,269,431, up from $861,894 in fiscal 2006. Expenses related to travel and entertainment and operating increased with increasing revenue and activities. The substantial increase in our operating expenses is principally from an increase in our advertising and promotion of our GCFF event fees, consulting fees, salary fees and travel & entertainment fees, while our legal fees and bad provision cost decreased. We expect our operating expenses will continue to increase for the foreseeable future, while the rate of increase will depend on our business expansion in advertising and promotion, as well as our human resource requirements. Since we intend to focus on expanding our sales and marketing staff for our Conference business in Canada & China and our promotional efforts for our IP/PR Services, we expect that it will be these specific expenses which will have the largest increase.

Advertising and Promotion
Our advertising and promotional expenses increased greatly from $49,836 in fiscal 2006 to $286,439 in fiscal 2007 mainly due to the increased sales in GCFF China event in 2007.

Accounting and Legal
Our accounting and legal fees decreased from $97,742 in fiscal 2006 to $58,022 in fiscal 2007. The decrease resulted from the change of our auditor in fiscal 2006 from Ernst & Young LLP to Chang Lee LLP, and the decrease in professional fees for legal services work performed for us in 2007. The decrease was also resulted from drafting of the respond letters to the SEC regards to the 20 F amendment in 2006.

Printing
Printing expenses changed to $39,972 for fiscal 2007 from $40,152 for fiscal 2006 primarily associated with the printing of publication and promotional materials. Our printing expenses mainly involve printing of Mining Investment Guide, as well as the promotional materials for conference business expansion such as brochures and pamphlets.

Rent and Operating
The office rental cost increased from $53,797 in fiscal 2006 to $72,427 fiscal 2007 due to the move to a larger office space from August 2006.

Salaries and benefits
Salaries and benefit expenses increased to $465,494 in fiscal 2007 from $347,990 in fiscal 2006 primarily due to the increase in the number of staff and compensation payments.

Travel and entertainment
Travel expenses increased to $136,344 in fiscal 2007 from $86,442 in fiscal 2006 due to business development activity expansion in Asia for the purpose of increasing our business overseas, and management making numerous associated trips to Asia and within North America.

Other Expenses
Other expenses, such as consulting fees, office and miscellaneous, and telephone fees increased from $83,559 in fiscal 2006 to $172,695 in fiscal 2007. This is mainly due to the increased levels of business development activity and greater expenditures on information technology. Another consulting agreement of yearly fees of $60,000 is signed with Goldpac Investments Ltd. in 2007. The Company incurred accretion expense of $13,755 from convertible debenture issued in 2007. Stock options granted to directors and employees during 2007 also cost $22,222 under stock based compensation.

Other Income (Loss)
Our other income (loss) line items primarily consist of interest and sundry income from our liquid investments that are deposited with banks and other financial institutions; as well as foreign exchange gain or loss derived from currency exchange transactions. We generally deposit our excess cash in interest bearing or mutual fund accounts. As a result, the other income in our income statement decreased to $(2,430) in 2007 from $8,641 in fiscal 2006.

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

	For year ending December 31,
	2007	2006
Revenues
Banner Advertisement	$26,436	$17,514
Translation Service (Company Review, Company Newsletter)	5,090	3,420
Chinese Webpage Design, Hosting and Maintenance	169,097	71,052
Computer Consultation Service	0	0
CWN Membership, Online Service	15,556	8,524
Online Marketing Service	25,826	14,880
Miscellaneous IR/PR Service	223,006	170,489
GCFF Conference Service (Investment Seminar in year 2005)	775,738	251,735
Investment Guides	85,245	78,921
Interest and others		26,835
TOTAL REVENUE	1,325,994	$643,370

Expenses
Advertising and promotion	$286,439	$49,836
Accounting and legal	58,022	97,742
Consulting	84,000	24,000
Depreciation	6,923	6,271
Accretion on convertible debenture	13,755
Non-cash compensation changes
Financial charges – related parties
Interest (imputed) – related parties	63	1,178
Interest expense on long term debt	12,500	7,500
Office and miscellaneous	69,622	44,298
Printing	39,972	40,152
Provision (recovery) for Bad and doubtful debts	(17,425)	87,427
Rent and operating	72,427	53,797
Salaries and benefits	465,494	347,990
Stock Based Compensation	22,222	0
Telephone	19,073	15,261
Travel and entertainment	136,344	86,442
TOTAL OPERATING EXPENSES	$1,269,431	$861,894
Other Income (Loss)	(2,430)	8,641
INCOME (LOSS) BEFORE INCOME TAXES	$54,133	$(209,883)
Deferred income taxes recovery	54,221	-
NET INCOME (LOSS) FOR THE YEAR	$108,354	$(209,883)

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

Foreign currency fluctuations may have an impact on our financial condition. However, we do not engage in any foreign currency hedge transactions.

Inflation

We do not believe that inflation will have a material adverse effect on our financial condition. Traditionally, the PRC and Canada have not been countries that experienced a substantial increase in inflation.

B. Liquidity and Capital Resources
As of December 31, 2007, we had cash and cash equivalents of $2,638,614. As of that date, we did not have any outstanding debt or line of credit. We believe that our current cash, cash equivalents, and cash flow are sufficient to satisfy our cash requirements to further expand our business and other future development in Asian for the next few years. Our primary cash requirements relate to our operational expenses. Our principal sources of funding consist of advances from related parties in fiscal 2005 and fiscal 2003, and advances from non-related parties in fiscal 2004. In fiscal 2007, we raise additional capital through private placement offerings of common shares. The Company received net proceeds of $2,070,000 in connection with the private placement. In March 2007, the Company also issued a convertible debt in the amount of $250,000 at an interest rate of 6%. In the meantime, we are less likely to seek debt financing from lending institutions or other private lending. Our operational expenditures have been, and are expected to continue to be, funded through our operations and existing capital financing resources. Our uses of cash include general overhead and human resource costs, such as salaries, promotional expenses and rental fees related to our seminars and conferences and production costs of our publications. There were no private placements or acquisitions completed in the year 2003, 2005 or 2006. In 2004, we completed a private placement financing of $150,000 by issuing three year 5% convertible debentures. The debentures were fully converted into 250,000 common shares of the Company in January 2007.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	250,000		250,000
Capital (Finance) Lease Obligations
Operating Lease Obligations	$293,681	$84,802	$162,654	$46,225
Purchase Obligations
Other Long-Term Liabilities
Total	$543,681	$84,802	$412,654	$46,225	$0

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following tables set forth all directors and executive officers of CWN and our subsidiary NAI as of December 31, 2007, with each position and office held by them in CWN. Each director’s term of office expires at the next annual general meeting of shareholders.

CWN

– Directors and Officers as of December 31, 2007

Name	Age	Office Held Since	Position with CWN
Joe K.F. Tai	44	January 12, 2000	President, Chief Executive Officer and Director
Kelvin Szeto (1)	47	June 1, 2006	Chief Operating Officer & Chief Financial Officer
Chi Cheong Liu (2)	48	January 12, 2000	Treasurer and Director
Chi Kong Liu (2)	47	January 12, 2000	Director
Andy S.W. Lam (3)	58	March 8, 2004	Director
Vivien Leung (4)	30	February 1, 2007	Corporate Secretary

(1)	Kelvin Szeto became acting Chief Operating Officer and acting Chief Financial Officer of the Company on April 1, 2005. He was permanently appointed to the positions on June 1, 2006.
(2)	Two of our Directors, Chi Cheong Liu and Chi Kong Liu are brothers. There are no other family relationships between our directors and executives.
(3)	Andy Siu Wing Lam was appointed as a Director in March 2004.
(4)
Vivien Leung was appointed as a Corporate Secretary as of February 1, 2007 and resigned in April 2008. In the meantime, Gilbert Chan is temporarily responsible to this duty until we find the replacement.

NAI

– Directors and Officers as of December 31, 2007

Name	Age	Position with NAI
Kelvin Szeto	47	President, Secretary and Director
Gilbert Chan	32	Vice President – Marketing and Project Development
Lixin Yang	37	Vice President - Editing

The business background and principal occupations of CWN and NAI’s officers and directors for the preceding five years are as follows:

ChineseWorldNet.com Inc.

Joe K. F. Tai
Mr. Tai has served as President, Chief Executive Officer and a director of CWN since January 12, 2000. Mr. Tai has 15 years of experience in international business and has also served as Managing Partner of Goldpac Investments Ltd., a venture capital company. Mr. Tai was also involved with a start-up of an international computer manufacturing company with our corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta, and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million. In addition, Mr. Tai is a director of Medifocus Inc. and China Goldcorp Ltd., both listed on the TSX Venture Exchange.

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

B. Compensation

The following table provides information regarding the direct or indirect remuneration paid during the 2007 fiscal year to the directors and officers of CWN, including our subsidiaries, in office as of December 31, 2007:

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation

Joe K. F. Tai President, Chief Executive Officer and Director	2007	Nil(1) (2)	Nil	Nil
Chi Cheong Liu (1) (2) Treasurer and Director	2007	Nil(2)	Nil	Nil
Chi Kong Liu Director	2007	Nil	Nil	Nil
Andy S.W. Lam Director	2007	Nil	Nil	Nil
Kelvin Szeto Chief Operating Officer and Chief Financial Officer of CWN; (3) President, Secretary and Director of NAI	2007	$43,200	Nil	Nil
Gilbert Chan VP Marketing and Project Development of NAI	2007	$43,200	Nil	Nil
Lixin Yang VP Editing of NAI	2007	$31,277	Nil	Nil

(1)
We have a consulting agreement with Goldpac Investment Partners Ltd. for 2007, 2006 and 2005 for $24,000 per year. Goldpac Investment Partners Ltd. is a company owned by Chi Cheong Liu, one of our directors.

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

We have not entered into service contracts with any of our directors. We have entered into consulting agreements with Goldpac Investments Ltd and Goldpac Investment Partners Ltd., which are partially owned and wholly owned respectively by Mr. Chi Cheong Liu, one of our directors. Currently, we have one consulting agreement with Goldpac Investment Partners Ltd. in force, and we extended the terms of this consulting agreement to December 31, 2007. We have also one consulting agreement entered with Goldpac Investments Ltd. in force, ending December 31, 2007.

As of December 31, 2007, we did not have either an Audit Committee or a Compensation Committee.

D. Employees

As of December 31, 2007, we had a total of 18 employees, all full-time, of which 17 are employees of NAI. Our President and Chief Executive Officer is the only employee hired by CWN. All 18 employees are located in our Vancouver office. There had been as many as 3 employees based in Toronto; however, since the end of 2002, we no longer have employees there. There are currently no full-time employees in Hong Kong.

E. Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our common shares as of March 31, 2008 by each of the directors and members of senior management in office as of March 31, 2008. The percentage owned is based on 10,700,000 shares outstanding as of March 31, 2008.

As at March 31, 2008

Name and Title	Share Ownership	% Share Ownership
Joe Tai (1) President, CEO and Director	250,000	2.33%
Chi Cheong Liu Director	1,896,667	17.73%
Chi Kong Liu Director	570,000	5.33%
Lixin Yang (3) Vice President, Editing of NAI	10,000	0.09%
Kelvin Szeto Chief Operating Officer and Chief Financial Officer of CWN; (4) President, Secretary and Director of NAI	150,000	1.40%
Gilbert Chan Vice President, Marketing and Project Development of NAI	50,000	0.47%
Andy S.W. Lam (5) Director	0	—
All Directors and Senior Management as a group	2,926,667	27.35%

(1)	Includes 112,500 common shares held by Ms. Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.
(2)	Mr. Lixin Yang was appointed Vice President, Editing in March 2004.
(3)	Mr. Kelvin Szeto was appointed Chief Operating Officer and Chief Financial Officer of CWN on June 1, 2006.
(4)	Mr. Andy S. W. Lam was appointed Director in March 2004.

Stock Options

We adopted the 2007 Stock Option Plan, or the Plan, on October 11, 2007, under which we could issue share options with the right to purchase up to 550,000 ordinary shares to our directors, officers, and key employees. We did not grant options to individual consultants and advisors.

As at December 31, 2007,we have a total number of 540,000 options that are unvested. All of the options we granted on October 11, 2007 with an exercise price of $1.08 per share and expire on October 11, 2012. All of the options granted under the Plan to our directors and officers have a vesting period of 1 to 5 years.

A copy of our Stock Option Plan is filed as an exhibit to this Annual Report.

Key Employees	Job Title	Share Granted
Joe Tai	President & CEO	180,000
Kelvin Szeto	Senior Vice president of Operations	100,000
Gilbert Chan	Senior Vice President of Marketing & Investors Relations	50,000
Board of Directors
Joe Tai	Director	25,000
Andy Lam	Director	25,000
Liu Chi Cheong	Director	25,000
Simon Liu	Director	25,000
Employees
Frank Feng Feng	Systems Administrator	20,000
Mary Weixin Zhang	Editor	10,000
Jin Xu	Editor	10,000
Lixin Yang	Vice-President of Editing	15,000
Kai Bei Yang	Business Development & Analyst	15,000
Fornia Wai Ting Lau	Business Development Manager	20,000
Karl Por So	Web Developer	10,000
Vivien Ka Ki Leung	Corporate Secretary	10,000 (Forfeited)
Kwok Keung Pang	Accounting Officer	10,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth, as at March 31 2008, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. The percentage ownership is based on 10,700,000 shares outstanding as of March 31 2008.

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

As at March 31, 2008

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned (%)
Chi Cheong Liu	1,730,000	16.17%
Vcanland China Holdings Ltd.	1,500,000	14.02%
Goldpac Investment Partners Ltd.	1,166,667	10.90%
Datacom Venture Limited (1)	600,000	5.61%
Chi Kong Liu	580,000	5.42%
Monica Law	570,000	5.33%

(1) 200,000 shares were issued to Datacom Ventures, which is the nominee for Marrick Investments, in connection with the purchase of the remaining assets of Technology City Holdings Ltd.

Since we had private placements and conversion of common shares from debenture, there had been significant change in percentage ownership of the above major shareholders. The shares they held had been diluted.

As far as is known to us, and except as disclosed herein, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity. The shareholders, who own five percent or more of our common shares, do not have voting rights which are different than our other shareholders who own our common shares.

United States Shareholders

As of December 31, 2007, we had three registered shareholders with addresses in the United States, holding less than 0.25% of the outstanding common shares.

B. Related party transactions

In 2007, we renewed our consulting agreement for the period January 1 – December 31, 2007 and paid $24,000 ($2,000 per month) in consulting fees to Goldpac Investment Partners Ltd., a company owned by Chi Cheong Liu, one of our directors and a holder of 16.2% of our outstanding shares. Goldpac Investment Partners Ltd. is a holder of 10.9% of our outstanding shares. In 2007, we paid $24,000 in consulting fees to Goldpac Investment Partners Ltd.

In 2007, we signed a new consultant agreement for the period January 1 – December 31, 2007, and paid $60,000 ($5,000 per month) in consulting fees to Goldpac Investments Ltd., a company partially own by Chi Cheong Liu, one of our directors. Mr. Joe Tai is the Managing Partner of Goldpac Investments Ltd. and Mr. Joe Tai also is our President & CEO. Goldpac Investments Ltd. is a holder of 1.87% of our outstanding shares.

None of our directors or senior officers and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time.

C. Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, including our consolidated balance sheets as of December 31, 2007 and 2006, and the consolidated statements of loss and deficit for the years ended December 31, 2007, 2006 and 2005, and the notes to those statements and the auditor’s reports thereon.

B. Significant Changes

There have been no significant changes in our business in the period from December 31, 2007 until the date of this document.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Shares of our common stock are currently quoted on the OTC Bulletin Board under the symbol “CWNOF.OB.” For the periods indicated, the following table sets forth the high and low bid prices per share of common stock, as reported by the OTC Bulletin Board. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions. On June 4, 2008, the closing bid price per share of our common stock was $0.75.

Periods	High	Low

Fiscal Year 2007
Last Quarter (October 2007 December 2007)	$1.50	$1.25

Fiscal Year 2008
First Quarter (January-March 2008)	$1.30	$1.20
Second Quarter (April – June 4, 2008)	$1.25	$0.50

Period from December 2007 through May 2008
December 2007	$1.50	$1.25
January 2008	$1.30	$1.30
February 2008	$1.30	$1.20
March 2008	$1.25	$1.25
April 2008	$1.25	$1.25
May 2008	$1.00	$0.50

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

C. Material Contracts

On June 06, 2006, we entered into a office lease agreement for our current offices located at Suite 368 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. The term of the lease is for 5 years from August 2006. Monthly payments are CAD$6,484.67 plus applicable taxes.

We also entered in an Exchange Agreement with Marrick Investments in April 2004 to acquire the remaining assets of Technology City Holdings Ltd. Under the agreement, we issued 200,000 new shares in October 2004 to Datacom Venture Limited, nominee of Marrick Investments Ltd.

Please see “Item 4 – Information on the Company” and the exhibits to this Annual Report.

We have not entered into other materials contracts other than in the ordinary course of business during 2007.

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

H. Documents on Display

Any documents referred to in this Annual Report on Form 20-F may be inspected at our principal office located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1 during normal business hours.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

In our initial Annual Report on Form 20-F for the year ended December 31, 2007, we reported that we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer/Chief Financial Officer, as of December 31, 2007, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, we concluded our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, Chang Lee LLP in 2007 and 2006. In 2006, for professional services rendered to us during the past two fiscal years ended December 31, 2007 and 2006. Our Board of Directors has considered these fees and services and has determined that the provision of these services is compatible with maintaining the independence of that firm.

	Year Ended December 31, 2007	Year Ended December 31, 2006
Audit Fees (1)	$30,000	$32,000
Audit-Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees	$0	$0
Totals	$30,000	$32,000

(1)	“Audit Fees” represent fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.
(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and tax planning.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during 2007.

PART III

ITEM 17. FINANCIAL STATEMENTS

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States. The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Annual Report:

Page #
Report of Independent Accountants	F-2
Auditor’s Report from Chang Lee LLP (formerly, Vellmer & Chang)	F-2
Auditor’s Report from Ernst & Young LLP	F-3
Auditor’s Report from Moore Stephens Ellis Fosters Ltd	F-3
Year-end Consolidated Balance Sheets as of December 31, 2006 and 2005	F-4
Year-end Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004	F-5 to F-6
Year-end Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-7
Year-end Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-8
Notes to Consolidated Financial Statements	F-9 to F-21

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 17 – Financial Statements and Exhibits.”

ITEM 19. EXHIBITS

Exhibit No.		Document Description
1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN
2	(2)	Form of Convertible Debenture dated May 31, 2004
4(b)1	(1)	Content Partnership Agreement between NAI and Yahoo! Holdings (Hong Kong) Limited, dated January 1, 2001.
4(b)2	(1)	Partnership Agreement between CWN and ALPHATRADE.COM, dated April 16, 2002.
4(b) 3	(2)	Content Partnership Agreement with PR Newswire dated May 1, 2004
4(b) 4	(2)	On-Line Content Partnership Agreement with Tanrich Financial Management Ltd. dated July 12, 2004
4(b) 5	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2003
4(b) 6	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004
4(b) 7	(2)	Lease Agreement dated July 25, 2003 between Wertman Development Corporation and NAI
4(b) 8	(2)	Exchange Agreement between CWN and Marrick Investments Ltd.
4(b) 9	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2007
4(b) 10	**	Consulting Agreement between CWN and Goldpac Investments Ltd. dated January 1, 2007
4(c) 1	**	Stock Option Plan Agreement dated October 1, 2007
8	**	List of Subsidiaries
11.1	(3)	Code of Ethics
12.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934
13.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

**	Filed herewith
(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  June 26, 2008

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/Joe Kin Foon Tai
JOE KIN FOON TAI
President, Chief Executive Officer and Director

Consolidated Financial Statements

Chineseworldnet.com Inc. & Subsidiaries
(Expressed in U.S. Dollars)
December 31, 2007 and 2006

Chang Lee LLP
 Chartered Accountants

   505-815 Hornby Street
Vancouver, B.C., V6Z 2E6
Tel: 604-688-3776
Fax: 604-688-3373

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CHINESEWORLDNET.COM INC. & SUBSIDIAIRES

We have audited the accompany consolidated balance sheets of Chineseworldnet.com Inc. & Subsidiaries (“the Company”) as at December 31, 2007 and 2006 and the related consolidated statements of stockholders’ (deficiency) equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from inception and requires additional financing for its intended business operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“ CHANG LEE LLP”
May 17, 2008	Chartered Accountants

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

Vancouver Canada,
June 9, 2006 (except as to Notes 10 and 11 which are as of November 30, 2006)

Ernst & Young LLP

/s/ Ernst & Young LLP
Chartered Accountants

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS

As at December 31	(Expressed in U.S. Dollars)

	2007	2006
	$	$

ASSETS
Current assets
Cash and cash equivalents	2,638,614	156,918
Available for sales securities [note 3]	4	4
Accounts receivable	36,183	35,364
Prepaid expenses and deposits	24,101	11,933
Deferred income tax assets [note 6]	18,325	-
Total current assets	2,717,227	204,219
Equipment [note 4]	22,001	22,677
Deferred income tax assets	40,998	-
Total assets	2,780,226	226,896

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY
Current liabilities
Accounts payable and accrued liabilities	141,466	106,153
Due to related parties, non-interest bearing [note 7]	29,802	76,910
Deferred revenue	202,602	106,215
Convertible debentures – current [note 5]	-	150,000
Total current liabilities	373,870	439,278
Convertible debentures [note 5]	205,662	-
Total liabilities	579,532	439,278
Commitments [note 9]
Subsequent event [note 10]
Stockholders’ (deficiency) equity [note 8]
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,700,000 common shares	10,700	8,200
Additional paid-in capital	3,494,224	1,196,346
Accumulated other comprehensive income	30,285	25,941
Deficit	(1,334,515)	(1,442,869)
Total stockholders’ (deficiency) equity	2,200,694	(212,382)
Total liabilities and stockholders’ (deficiency) equity	2,780,226	226,896
See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated	Total
			Additional	Comprehensive		other	Stockholders’
	Common stock		paid-in	income		comprehensive	(deficiency)
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2004	8,200,000	8,200	1,194,166	—	(1,154,956)	19,447	66,857
Imputed interest on amounts due to related parties	—	—	1,002	—	—	—	1,002
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(78,030)	(78,030)	—	(78,030)
Foreign currency translation adjustment	—	—	—	1,804	—	1,804	1,804
Change in net unrealized loss on available for sale securities	—	—	—	(49)	—	(49)	(49)
Comprehensive income (loss)				(76,275)
Balance, December 31, 2005	8,200,000	8,200	1,195,168		(1,232,986)	21,202	(8,416)

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY (cont’d.)

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated	Total
			Additional	Comprehensive		other	stockholders’
	Common stock		paid-in	income		comprehensive	(deficiency)
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2005	8,200,000	8,200	1,195,168		(1,232,986)	21,202	(8,416)
Imputed interest on amounts due to related parties	—	—	1,178	—	—	—	1,178
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(209,883)	(209,883)	—	(209,883)
Foreign currency translation adjustment	—	—	—	4,736	—	4,736	4,736
Change in net unrealized loss on available for sale securities	—	—	—	3	—	3	3
Comprehensive income (loss)				(205,144)
Balance, December 31, 2006	8,200,000	8,200	1,196,346		(1,442,869)	25,941	(212,382)
Conversion of 250,000 common shares from
Convertible Debenture	250,000	250	149,750				150,000
Shares issued for private placement	2,250,000	2,250	2,067,750				2,070,000
Beneficiary conversion feature (Note 5)			29,047				29,047
Share purchase warrants (Note 5)			29,046				29,046
Stock options granted			22,222				22,222
Imputed interest on amounts due to related parties	—	—	63	—	—	—	63
Components of comprehensive income (loss):
Net loss for the year	—	—	—	108,354	108,354	—	108,354
Foreign currency translation adjustment	—	—	—	4,344		4,344	4,344
Change in net unrealized loss on available for sale securities	—	—	—		—
Comprehensive income (loss)				112,698
Balance, December 31, 2007	10,700,000	10,700	3,494,224		(1,334,515)	30,285	2,200,694
See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31	(Expressed in U.S. Dollars)

	2007	2006	2005
	$	$	$

Revenue	1,325,994	643,370	533,521

Expenses
Advertising and promotion	286,439	49,836	50,813
Audit and legal	58,022	97,742	56,504
Consulting fees	84,000	24,000	24,000
Depreciation	6,923	6,271	8,084
Accretion on convertible debenture	13,755	-	-
Interest (non-cash imputed interest - related parties)	63	1,178	1,154
Interest expense on long-term debt	12,500	7,500	7,500
Office and miscellaneous	69,622	44,298	30,959
Printing	39,972	40,152	10,086
Provision (recovery) for bad and doubtful debts	(17,425)	87,427	31,447
Rent and operating	72,427	53,797	35,182
Salaries and benefits	465,494	347,990	292,930
Stock Based Compensation	22,222	-	-
Telephone	19,073	15,261	12,184
Travel and entertainment	136,344	86,442	57,043
	1,269,431	861,894	617,886
Other income (loss)
Interest and sundry income	34,761	8,388	5,763
Foreign exchange (loss) gain and other losses	(35,522)	760	31
Gain (loss) on sale of available for sale securities	(1,669)	—	541
Write off of equipment	—	(507)	—
Other income (loss), net	(2,430)	8,641	6,335
Loss (income) before income taxes	54,133	(209,883)	(78,030)
Deferred income tax recovery	54,221	-	-
Net income (loss) for the year	108,354	(209,883)	(78,030)

Earning (loss) per share - basic	0.01	(0.03)	(0.01)
- diluted	0.01	(0.03)	(0.01)

Weighted average number of common shares
outstanding - basic	9,012,328	8,200,000	8,200,000
Weighted average number of common shares
Outstanding – diluted	9,103,713	8,200,000	8,200,000

See accompanying notes

Chineseworldnet.com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	(Expressed in U.S. Dollars)

	2007	2006	2005
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	108,354	(209,883)	(78,030)
Adjustment to reconcile net loss to net cash used in operating activities:
Provision for bad debt / doubtful debt	24,459	87,427	—
Depreciation	6,923	6,271	8,084
Accretion on convertible debenture	13,755	-	-
Interest (imputed) - related parties	63	1,178	1,154
Deferred income tax recovery	(54,221)	-	-
Stock based compensation	22,222	-	-
Write off of equipment	—	507	-
Loss (gain) on sale of available for sale securities	—	—	—
Foreign exchange gain and loss	22,014	—	(489)
Write down (recovery) of investment	—	—	—
Changes in non-cash working capital items:
Accounts receivable	(19,139)	(63,497)	55,530
Prepaid expenses and deposits	(10,013)	(1,784)	(5,952)
Accounts payable and accrued liabilities	(29,839)	26,523	22,483
Deferred revenue	69,867	96,030	223
Due to shareholder	(3,787)	—	—
Net cash provided by (used in) operating activities	150,658	(57,228)	3,003

FINANCING ACTIVITIES
Advances from related parties	—	—	24,347
Convertible debenture issuance	250,000	—	—
Proceed of private placement	2,070,000	—	—
Net cash provided by financing activities	2,320,000	—	24,347

INVESTING ACTIVITIES
Purchase of equipment	(2,413)	(12,903)	(1,884)
Proceeds on disposal of available for sale securities	—	—	1,536
Net cash provided by (used in) investing activities	(2,413)	(12,903)	(348)

Effect of exchange rate changes on cash and cash equivalents	13,451	830	(10,553)

Increase (decrease) in cash and cash equivalents	2,481,696	(69,301)	16,449
Cash and cash equivalents, beginning of year	156,918	226,219	209,770
Cash and cash equivalents, end of year	2,638,614	156,918	226,219

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	12,500	7,500	7,500
Cash paid for income taxes	—	—	—
See accompanying notes

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

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has recurring losses since its inception and requires additional funds to maintain and expand its intended business operations. Management’s plans in this regard are to raise debt or equity financing as required which the Company has been able to finance the operations through a series of equity and debt financings.  From August to October 2007, the Company received net proceeds of $2,070,000 in connection with the private placement. In March 2007, the Company issued a convertible debt in the amount of $250,000 at an interest rate of 6%. However, additional fund is still required to fund the Company’s anticipated business expansion.

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, allowance for doubtful accounts, asset impairment and stock based compensation. Management makes its best estimate of the ultimate outcome of these items based on historical trends and other information available when the financial statements are prepared. Actual amounts may ultimately differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Equipment

Equipment is recorded at cost, net of accumulated amortization.

Depreciation on equipment is provided on a declining-balance basis over its expected useful lives at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%

Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2007, the Company held $2,574,291 [2006 - $134,234] in cash equivalents.

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

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Advertising expenses

The Company expensed advertising costs as incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 were $286,439, $49,836 and $50,813 respectively.

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

Financial instruments and concentration of risks

Fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

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

The Company has cash and cash equivalents with various financial institutions, which may exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. However, the Company does not anticipate non-performance. As at December 31, 2007, the Company had $2,237,142 (2006 - $nil) in a bank beyond insured limits.

Concentration of credit risk with respect to trade receivables are limited due to the Company’s large number of diverse customers. The Company does not require collateral or other security to support financial instruments subject to credit risk.

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
The Company has granted stock options to directors and certain employees for services provided to the company under this method. The company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Earning (Loss) per share

Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share. Diluted earning (loss) per share is equal to basic loss per share because there is no potential dilutive securities.

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance. For the fiscal year 2007, the Company incurred an (recovery) expense for bad and doubtful accounts receivable in the amount of $(17,425) (2006 - $87,427; 2005 - $31,447) and recorded uncollectible accounts receivable written off and foreign exchange difference of $ (2006 - $2,471; 2005 - $53,611).

New accounting pronouncements

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

In December 2007, the FASB issued SFAS No. 141 (Revised) "Business Combinations". SFAS 141 (Revised) replaces SFAS 141 "Business Combination" and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. We do not expect that SFAS 141 (Revised) will have any impact on our historical financial statements upon adoption.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements". SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that SFAS 160 will have any impact on our historical financial statements upon adoption.

In March 2008, the FASB issued FASB Statement No. 161 ("SFAS 161"), "Disclosures about Derivative Instruments and Hedging Activities". SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future financial position or results of operations.

3. AVAILABLE FOR SALE SECURITIES

Available for sale securities consist of marketable securities and are summarized as follows:

		Gross	Gross	Accumulated
		unrealized	unrealized	unrealized	Market
	Cost	gains	losses	losses	value
	$	$	$	$	$

December 31, 2005	1,009	—	(1,008)	(1,008)	1
Change during the year	—	—	3	3	3
December 31, 2006	1,009	—	(1,005)	(1,005)	4
Change during the year	-	-	-	-	-
December 31, 2007	1,009	-	(1,005)	(1,005)	4

During the fiscal year 2007, the Company acquired marketable security of total $245,000 and disposed the said marketable securities for $243,331 which resulted a total loss of $1,669.

4. EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2007
Furniture and fixtures	25,358	17,592	7,766
Computer equipment	82,367	68,132	14,235
	107,725	85,724	22,001

2006
Furniture and fixtures	20,427	13,291	7,136
Computer equipment	68,206	52,665	15,541
	88,633	65,956	22,677

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

In January 2007, the Company issued 250,000 common stocks of the Company for the settlements of the above convertible debentures at $0.60 per share.

On March 1, 2007, convertible debentures were issued to an investor as a working capital of $250,000 with advances secured by an unregistered three-year convertible debenture, which are due on February 28, 2010. Simple interest accrues at 6% per annum on the amount of principal outstanding. The debentures are convertible into common shares of the Company upon the Company completing its registration statement with the relevant securities commission. The principal amount of this note may be converted at a conversion price to US$1.00 per share, in whole or in part, by the Holder at any time until the note is repaid in full by the Company. In connection with the issuance of the convertible debenture, the investor also received 75,000 warrants which are exercisable at any time between March 1, 2007 and February 28, 2010 at a price of $1.30 per share. Each warrant converts into one common stock.

In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company recorded $29,046, $29,047 and $191,907 to the share purchase warrants, beneficial conversion feature and convertible debt, respectively.

During the fiscal year 2007, $13,755 was accreted to the convertible debenture. A summary of convertible debenture as follows:

	December 31,	December 31,
	2007	2006
Convertible debentures - face value
Due May 31, 2007 - unsecured and interest bearing at 5%	$-	$150,000
Due February 28, 2010 - unsecured and interest bearing at 6%	250,000	-
	250,000	150,000
Less interest (effective interest rate: 2007 - 16.4%; 2006 - 5%)	(58,093)	-
Accretion	13,755	-
Total	205,662	150,000
Less current portion	-	(150,000)
	$205,662	$-

6. INCOME TAXES

The parent company is not subject to income taxes.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2007	2006	2005
	$	$	$

Net loss for the year	54,133	(209,883)	(78,030)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Impact of foreign exchange movement	12,238	1,273	(8,644)
Impact of BC rate change	-	(6,074)	10,127
Foreign tax rate differential	64,176	(46,700)	(3,931)
Others	4583	3,647	417
Recognition of non- capital loss carryforwards	(82,686)
Benefit of losses not recognized	1,689	47,854	2,031
	—	—	—

The significant components of the Company’s deferred tax assets are as follows:

	2007	2006	2005
	$	$	$

Non-capital loss carryforwards	191,601	275,570	228,282
Equipment and furniture	17,223	15,476	14,243
	208,824	291,046	242,525
Valuation allowance	(149,501)	(291,046)	(242,525)
Net deferred income tax assets	59,323	—	—

6. INCOME TAXES (cont’d.)

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $611,550 expire as follows:

$

2009	317,052
2010	146,251
2014	15,473
2015	2,908
2026	129,866
611,550

7. STOCKHOLDERS EQUITY

Common Stocks

On January 28, 2007, the Company issued 250,000 common stocks for the settlement of convertible debentures of $150,000.

On October 26, 2007, 2,250,000 common stocks were issued in connection of a private placement at a price of $1.08 for a total of $2,070,000.

Stock Options

On October 11, 2007, the Company granted key officers and directors 550,000 stock options , which expire on October 11, 2012 with each stock option entitling its holder to purchase one common share at $.1.08.

As at December 31, 2007, the Company has 540,000 stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2006	-	$-
Granted	550,000	1.08
Forfeited	(10,000)	1.08
Balance, December 31, 2007	540,000	$1.08

Exercise price	Outstanding			Exercisable
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price

$1.08	540,000	$1.08	4.78	-	$1.08
	540,000	$1.08	4.78	-	$1.08

7. STOCKHOLDERS EQUITY (cont’d.)

Stock options (cont’d.)

During the fiscal year 2007, the weighted average fair value of stock options granted in the year was $0.93 and compensation expense of $22,222 was recognized for options granted during the year and vesting over time using the Black-scholes option pricing model. The fair value of each option granted is estimated on the date of grant using the Black-Schole option pricing model with weighted average assumptions for grants as follows:

	2007	2006
Risk-free interest rate	4.36%	-
Expected life of options	5 years	-
Annualized volatility	90.6%	-
Dividend rate	0%	-

Share purchase warrants

A summary of share purchase warrants is as follows:

Expiry	Exercise Price	Number
February 28, 2010	$1.30	75,000

8. RELATED PARTY TRANSACTIONS

[a]	In 2007, the Company incurred $84,000 [2006 - $24,000, 2005 - $24,000] in consulting fees to two companies related to a director of the Company, of which $39,000 was payable as at December 31, 2007.

[b] In 2007, the Company paid $86,400 [2006 - $68,600, 2005 - $nil] salary to senior officers of the Company.

[c]
As at December 31, 2007, the Company has non-interest bearing advances from a stockholder and director of $29,802 [2006 - $76,910]. In 2007, the Company recorded imputed interest of $63 [2006 - $1,178, 2005 - $1,154] at an interest rate of 4% per annum on these advances.

[d]	Included in accounts payable, $30,233 [2006 - $14,187] was payable to a director and a senior officer of the Company.

[e] As at December 31, 2007, the Company provided an advance of $2,562 (2006 - $nil) to a director as a prepaid expenses.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

9. COMMITMENTS

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

$
2008	84,802
2009	83,412
2010	79,242
2011	46,225

293,681

10. SUBSEQUENT EVENTS

[a]
Subsequent to the year end,, ChineseWorldNet (Hong Kong) Ltd. the Company’s subsidiary, signed a Definitive Joint-Venture Agreement with Shanghai Compass Venture Capital Investment Limited Company. The Chinese JV had successfully obtained its business license in April 2008 with a physical office located at Shanghai, P.R. China. The initial capitalization of Chinese JV was set at RMB 5,000,000.

[b]
Subsequent to the year end, .the Company entered a new consulting agreement with Silver Lake Investment Partners, Limited controlled by a director of the Company. The Company will be charged $2,000 per month for the consulting fee from January 1 to December 31, 2008.

[c]
Subsequent to the year end, the Company entered a new consulting agreement with Goldpac Investments Ltd. controlled by a director of the Company. The Company will be charged $5,000 per month for the consulting fee from January 1, 2008 to December 31, 2008.

11. COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.