Form 20-F
period 2008-12-31
CHINESEWORLDNET COM INC
filed 2009-07-01
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________________ to ________________________________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

☐ Yes   ☒ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒  Item 17  ☐ Item 18

TABLE OF CONTENTS

PART III		61

ITEM 17.	FINANCIAL STATEMENTS	61

ITEM 18.	FINANCIAL STATEMENTS	61

ITEM 19.	EXHIBITS	62

EX - 4(b)9	CONSULTING AGREEMENT BETWEEN CHINESEWORLDNET.COM INC. AND SILVER LAKE INVESTMENT PARTNERS, LTD.

EX - 4(b)10	CONSULTING AGREEMENT BETWEEN CHINESEWORLDNET.COM INC. AND GOLDPAC INVESTMENTS LTD.

EX - 4(c)1	STOCK OPTION PLAN AGREEMENT.

EX. - 8.	LIST OF SUBSIDIARIES

EX. - 10(i)	AGREEMENT TO ESTABLISH |CWN CHINA CO., LTD.|, A CHINESE-FOREIGN JOINT VENTURE LIMITED LIABILITY COMPANY

EX. - 12.1.	CEO CERTIFICATION

EX. - 12.2.	CFO CERTIFICATION

EX. - 13.1.	CEO CERTIFICATION PURSUANT TO SECTION 906

EX. - 13.2.	CFO CERTIFICATION PURSUANT TO SECTION 906

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Except as the context otherwise requires, all references in this annual report on Form 20-F to “we,” “us,” “our,” “CWN” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI Interactive Ltd., a company incorporated under the laws of British Columbia (“NAI”), ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWNHK”) , and 70% owned interest in ChineseWorldNet.com (Shanghai) Limited (“CWN China”), a company incorporated under the laws of PRC. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles of United States of America (“US GAAP”) and are presented in United States dollars. All monetary amounts contained in this annual report are in United States dollars unless otherwise indicated.

Our registered and executive office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands. Our North American office and principal place of business is located at   Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of December 31, 2008 unless otherwise indicated.

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

ITEM 3. KEY INFORMATION

 A. Selected Financial Data

The following table sets forth selected consolidated financial information which has been derived from our consolidated financial statements prepared in accordance with US GAAP for our most recently completed fiscal periods consisting of the years ended December 31, 2008, 2007, 2006, 2005 and 2004. The financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Results of Operations” under “Item 5 - Operating and Financial Review and Prospects.”
	Year ended December 31,
	2008	2007	2006	2005	2004
Income Statements:
Operating revenues	$1,011,322	$1,325,994	$643,370	$533,521	$487,710
Operating profit (loss) before income taxes and non controlling interest	(950,223)	54,133	(209,883)	(78,030)	(95,946)
Net loss	(950,123)	108,354	(209,883)	(78,030)	(95,946)
Earning (loss ) per share - basic	(0.09)	0.01	(0.03)	(0.01)	(0.01)
Earning (loss) per share - diluted	(0.09)	0.01	(0.03)	(0.01)	(0.01)
Weighted Average Common shares outstanding – basic	10,700,000	9,012,328	8,200,000	8,200,000	8,004,384
Weighted Average Common shares outstanding - diluted	10,700,000	9,103,713	8,200,000	8,200,000	8,004,384

Consolidated Balance Sheets:
Total assets	$2,104,383	$2,780,226	$226,896	$312,053	$366,623
Equipment	46,526	22,001	22,677	16,767	22,421
Total current liabilities	221,251	373,870	439,278	170,469	119,766
Stockholders’ (deficiency) equity	1,483,311	2,200,694	(212,382)	(8,416)	66,857

No dividends have been declared or paid in 2008.

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

Risk Factors Relating to Our Company and Our Business

The ongoing market turmoil arising from the Global Financial Crisis of 2008 may continue to affect our financial performance, the demand of financial related services and investor relation services, and our client and user base.

The Global Financial Crisis has already shown to have a negative effect on our business as shown in our declining revenues, client base and conference attendance and sales in the latter half of 2008.  If the global economic environment remains in turmoil, the company may continue facing difficulties in its business if new strategies and business models are not developed and implemented.

Our limited operating history in certain activities makes it difficult for investors to judge our prospects.

Although we have an operating history of 10 years, we may have a limited history in terms of certain aspects of our operation. Potential investors should be aware of the risks associated with such, and expect that most of our revenues in the foreseeable future be applied towards building the company. We offer a suite of services through our financial portals, which require partnerships and collaborations with external parties. There is no guarantee that we will be able to enter into successful partnerships or collaborations. In light of this, we may not achieve profitability.

We may not be able to successfully implement our growth strategies.

We are pursuing a number of growth strategies. Internally, we require constant expansion and development of our content and knowledge base. Externally, we endeavor to create sustainable partnerships, joint ventures and acquisitions with providers of financial products and services. Primarily, we seek out relationships with companies with customers in North America and Asia, offering new services for which there are no established markets, or services where we lack experience and expertise. In light of this, we cannot guarantee that said new services will be commercially viable or delivered in a timely manner.

In addition to premium subscription services to generate revenue on our various websites, we intend to increase website-related revenue through online banner advertising. To date, we have had limited success with online banner advertisement customers, which we attribute to a low number of website content contributors. We intend to increase online banner advertisements by increasing the number of website content contributors. Furthermore, we intend to increase revenue through NAI and CWN China investment seminars and conferences. In order to achieve our aims, we will need to hire additional employees, as well as incur costs related to increasing online advertising and conference revenues. Costs associated with said projects may impede our financial condition and operation results, with no guarantee of success or increase in revenue.

Unforeseen development difficulties with our technological infrastructure may hinder our efforts.

We have undertaken measures to enhance our design and technological infrastructure in order to improve our websites, and intend to continue doing so in the foreseeable future. In the past, we have experienced unexpected web traffic, leading to slow upload times or other problems. While we have worked towards resolving these problems, it can be expected to occur again in the future, hence our continual efforts to upgrade and improve our websites. Unforeseeable developmental difficulties could prevent us from implementing improvements or lead to higher than anticipated costs, and repeated problems in accessing our website can deter visitors from future use. All these, and possibly other problems, will affect our business, its operations and financial condition, unfavorably.

Our business could be materially and adversely affected if we fail to develop or introduce new features and research tools.

Currently, we offer premium subscribers a number of service packages with personalized features and functionalities. If we fail to offer new features or tools on a regular basis, or if such features and tools are not favorably received, our premium subscribers may choose to discontinue their subscription. Alternately, if we fail to offer service packages that provide value, potential subscribers may turn to our competitors rather than use our services. In developing new features and tools, it is probable that we will experience challenges that could delay or prevent launching these new services. Furthermore, said new services may contain errors that are discovered only after launch. Our business could be affected adversely in the aforementioned scenarios.

Our revenues could decline if we fail to attract sufficient numbers of premium subscribers to our personalized service packages or if we fail to retain our existing subscribers.

We depend on the sale of our premium service packages such as MyCWN for a portion of our revenues, where premium subscribers pay a monthly subscription fee of $9.95 or an annual fee of $59.95. We also offer real-time streaming of stock quotes at different levels ranging from $30 to $40 per month. As our premium service packages become more comprehensive and higher priced, we expect that our future revenues and revenue growth will increasingly depend on sales of our premium service packages to a much greater extent than other streams of revenue such as banner advertising. If we fail to attract a sufficient number of subscribers to our premium service packages, our revenues could decline. Moreover, our financial success depends on our ability migrate free subscribers to our premium service packages. We may not be able to continue to develop newer service packages that appeal to subscribers. If we are fail to develop new premium services packages that appeal to our users, or if our users continue to use our free services rather than purchase premium services, our revenues could decline.

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

A failure to establish and maintain partnerships with content providers in Greater China to supply our clients and readers with news and information about the Greater Chinese markets.

We depend on establishing and maintaining content of the financial markets, economy and company trends in Greater China as a key aspect of a number of our businesses.  These content include blogs, expert analysis, news articles and commentaries.  A failure to maintain the quality of such content or to develop the content through partnerships may negatively affect our client and readership base.

Difficulties associated with our brand development may harm our ability to attract subscribers and readers.

We believe that a general increase in competition for online financial services has elevated the importance of brand building and brand awareness. We also believe that maintaining and generating awareness about our websites, www.chineseworldnet.com and www.nai500.com, as well as their associate brands are important aspects in our efforts to continue to attract users. Our planned products and services may not be widely recognized, and we will need to increase awareness amongst potential users. Despite continued efforts to generate brand awareness, it may be ineffective cost-wise or unsuccessful in reaching potential users. Potential users may not be receptive to our advertising campaigns and/or other efforts. Accordingly, our efforts may be unsuccessful in raising awareness of our websites and their associate brands or in persuading potential users to subscribe to our products or visit our sites.

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

Although we have a disclaimer on each review, it may be perceived by users that we are endorsing our client companies as an investment. Potential liability issues may arise should our users invest in these companies and lose money based upon an inaccurate perception that we have endorsed such an investment. Liability issues include the defense of a lawsuit that could be brought by a user seeking compensation for the losses it has suffered which could involve us in costly and time-consuming litigation in defending such a suit. We have no liability insurance in place to protect us against such a potential suit.

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

A substantial percentage of our IR/PR business and the planned Portal business, which are explained in more detail under Item 4 - “Information on the Company,” are individual and short-term projects billed on a fixed-price basis as distinguished from a method of billing on a time and materials basis. Our failure to obtain new business in any given quarter or estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete fixed-price engagements within budget, on time and to clients’ satisfaction could expose us to risks associated with cost over-runs, which could have a material adverse effect on our business.

A failure to attract individual investors to our investment seminars and conferences could decrease the attendance of presenting companies at our seminars and conferences, which may adversely affect our revenues.

As part of NAI and CWN China’s investor relations and public relations services, the organization of Chinese investment seminars represent a significant portion of total revenue. Currently, presenting companies are charged a fee of $4,000 and standard exhibit spaces costs $2,500, while individual investors are invited to attend free of charge. Presenting companies and exhibitors typically attend for the purpose of meeting individual investors, and it is to all parties’ advantage to offer free admission to individual investors. The success of our seminars is dependent upon the number of individual investors that attend, failing to achieve this would result in a decline of presenting companies and exhibitors, thereby affecting the overall revenue of NAI and CWN China. The existing price to presenting companies and exhibitors may increase in the future, which may also cause a decline in participating companies and exhibitors, thereby affecting our financial condition as a whole.

A failure of implementing the changes planned for the conferencing business could decrease attendance of presenting companies, corporate delegates, and in general, paying participants for the conferences in Toronto and Shanghai.

The Global Chinese Financial Forum financial conferencing model will undergo changes in 2009 to address the current financial environment.  These changes include the repositioning of the Toronto Conference and the Shanghai Conference away from the traditional focus on the capital markets and towards a more general, partnering business for selected industries related to cross border business between North America and Greater China.  Because 2009 will be the first year of these changes, the success of the conferences is, by no means, secure.  Problems may arise from inexperience of company personnel with the focus industries chosen and may negatively affect the revenue from paying participants for the conferencing business.

A failure of the new IR/PR business model to meet its sales goals may adversely affect our revenues

The NAI IR/PR business has undergone significant changes in the year 2008, leading to its renaming as NAI 500.  The changes also include a new model and goals for attracting public companies for its services that are unproven and may realize losses in the investment to implement these changes.

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

 We do not own the URLs for our principal websites. If we lose the right to use our two principal website addresses or URLs, our business could be seriously harmed.

Our two principal website addresses or Uniform Resource Locators (URLs), www.chineseworldnet.com and www.nai500.com, are currently licensed from Register.com on a yearly basis. As per the Service Agreement with Register.com, there is no guarantee that we can renew the licensing agreement with regard to the two principal website addresses or URLs. If we lose the right to use the www.chineseworldnet.com and www.nai500.com domain names, they may become property of our competitors or other parties, either of which would have a material adverse effect on our business, prospects, financial condition, results of operation and share price.

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

We believe revenues generated through our current operations, combined with our cash resources, are adequate to fund our current marketing programs in North America. However, we anticipate the need to secure additional financing in order to implement our planned expansion in Asia. We have yet to enter into agreements with respect to additional financing, but expect to raise funds through debt or stock offerings to accredited investors. In the event that an opportunity for acquisition arises, or additional funds are required, we may not be successful in raising the additional capital needed for this purpose. See Item 4 “Information on the Company”.

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

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to adopt our business model and devote greater resources than we can to the development and promotion of service offerings similar to or more advanced than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours. They may also undercut us by making more attractive offers to our existing and potential employees, content providers and sponsors. New and increased competition could result in price reductions for our research tools, reduced margin or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

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

Our expansions to Greater China, particularly our joint venture with Compass Shanghai Compass Venture Capital Investment Company Limited leading to the CWN China subsidiary may not be successful.

We have acquired an operation in Greater China for the purpose of expanding our networks and functions in Greater China as well as build further value into our conferencing business.  The acquisition has resulted in the use of significant amounts of cash and operations in China may not result in tangible gains for our business.

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

We have acquired, and intend to continue to acquire, companies and assets that we believe will enhance our revenue growth, operations and profitability. Our acquisitions may result in the use of significant amounts of cash, dilutive issuances of our common shares and amortization expenses related to goodwill and other intangible assets, each of which could materially and adversely affect our business. These acquisitions involve significant risks, including:

•	the difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business;
•	the diversion of management attention from other business concerns;
•	the reduced availability of favorable financing for future acquisitions;
•	the additional expense associated with acquired contingent liabilities;
•	our inability to manage adequately the currency, interest rate and equity price fluctuations relating to our acquisitions and investments;
•	the loss of key employees in acquired businesses;
•	the risk of being sued by terminated employees and contractors; and
•	our lack of familiarity with local market and other conditions and business practices.

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

Our strategy of expansion through acquisitions may affect our ability to receive favorable financing terms.

Our future acquisitions may result in the use of significant amounts of cash, dilutive issuances of our common shares and amortization expenses related to goodwill and other intangible assets, each of which could materially and adversely affect our financial condition. In addition, there is no guarantee that those acquisitions will actually enhance our revenues, operations and profitability. If those benefits do not materialize as expected, our financial conditions may worsen to include lower cash balance, lower profitability, higher debt level and lower credit rating. These will likely affect our ability to receive favorable debt or equity financing. As a result, we may need to accept a less than favorable financing such as issuing debt at a higher interest rate or issuing common shares at below book value or market value, should we require additional capital for our operations.

Failure to maintain profitability and cash flow may lead to a failure of the business.

With the year 2008 having a net loss in revenues, the Company may face risks in continued failures to maintain profitability and dwindling cash flows.  The failure of the Companies various models to increase revenues may lead to failure of the Company as a whole.

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

-	publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio and CNBC;

-	providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service and Dow Jones Markets;

-	web “portal” companies, such as Yahoo! MSN.com, and America Online; and

-	online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE and TD Waterhouse.

•	Chinese Content:

-	web “portal” companies, such as Yahoo! China, Yahoo! Hong Kong, baidu.com, China.com, Taiwan.com, Sina.com, Sohu.com, HongKong.com, Tom.com, 36.com, Netease.com, Yam, and Hinet;

-	publishers and distributors of traditional media, including print, radio and television, such as Apple Daily, MingPao Daily, SingTao Daily, ChinaByte and Xinhua News Agency;

-	online brokerage firms, many of which provide financial and investment news and information, such as whsb.com, Cash Online, Pt123.com; and

-	online services or websites focused on business, finance and investing, such as Chinesefn.com, HKNasdaq.com, Chinese.wsj.com, www.cnyes.com, and www.jrj.com.

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

Problems or failures in our Internet-related equipment, including our file servers, computers and software could result in interruptions or slow response times on our websites, which could reduce the attractiveness of our websites to advertisers and users. Equipment problems and failures could result from a number of causes, including but not limited to an increase in the number of users of our websites, computer viruses, outside programmers penetrating and disrupting our software systems, human errors, fires, floods, power and telecommunications failures, and internal breakdowns. In addition, any disruption in Internet access provided by third parties could have an adverse effect on our ability to provide the services that it proposes to offer to our members which in turn may have an adverse effect on the number of members we are able to attract to our websites.

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

Existing domestic and international laws or regulations and private industry guidelines specifically regulate communications or commerce on the web. Furthermore, laws and regulations that address issues such as user privacy, pricing, online content regulations, taxation of electronic commerce transactions and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies and by private industry groups. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. The governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. These regulations, if imposed, could increase the cost of transmitting data over the web.

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

Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent, and new laws and regulations are under consideration by the U.S. Congress and state legislatures. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communication, commercial and advertising medium. The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy apply to the Internet and Internet advertising.

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

Our revenue growth also depends on the increasing acceptance and use of electronic commerce in the region comprised of the PRC, Hong Kong and Taiwan (referred in this annual report as “Greater China”). The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond our control, including inexperience with the Internet as a sales and distribution channel; inadequate development of the necessary infrastructure to facilitate electronic commerce; concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and inexperience with credit card usage or with other means of electronic payment in the PRC.

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

•
The numerous and often vague restrictions on acceptable content in the PRC subject us to potential civil and criminal liability, temporary blockage of our website or complete cessation of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information.

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

As of December 31st, 2008, we have outstanding an aggregate of 10,700,000 shares of common stock, which includes 2,870,000 shares were freely transferable without restriction under the securities Act (excluding any shares purchased in the offering by any person who is or thereby becomes an “affiliate” of us). There were a total of 7,830,000 common stock as “restricted securities”, the term is defined in Rule 144 under the Securities Act.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of CWN

ChineseWorldNet.Com Inc. was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands and commenced business in 2000. We are principally based in the Cayman Islands and our operations are primarily conducted in North America and Asia. The address of our principal registered and executive head office is that of our agent, Appleby Spurling Hunter, being: Clifton House, P.O. Box 1350GT, Grand Cayman, Cayman Islands, Telephone (345) 949-4900. Our North American office and principal place of business is located at Suite 368- 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, and our telephone is (604) 488-8878.

There are currently no employees stationed in Toronto. In 2005, we discontinued our lease of business center space in Toronto, which was used by our employees in Vancouver when they travelled to Toronto. Starting February 2005, we began renting a P.O. Box at The Toronto Board of Trade at P.O. Box 60, 1 First Canadian Place, Toronto, Ontario, M5X 1C1 which forwards our mail back to our Vancouver office.  During the year of 2008, we have cancelled our subscription to a P.O. Box.

On November 1, 2004, we also started operations in Hong Kong through our subsidiary, CWNHK, at their office located at Room 1101, St. George’s Building, 2 Ice House Street Central, Hong Kong. CWNHK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market. There are currently no employees of CWN stationed permanently in Hong Kong.

On July 1 of 2008, we started operations in Shanghai, China through a joint venture, Shanghai Compass Venture Capital Investment Company Limited (CWN China), at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  The office in Shanghai provides CWN with the capabilities to penetrate and expand in the Greater China markets.  There are currently eleven employees stationed permanently in Shanghai, with duties ranging from translations, web design and technical support, to sales, business development and marketing.  The office also heads the Company’s efforts in holding events in the Greater China region.

As of December 31, 2008, we have updated our business model and currently consists of four principal businesses: (1) the Internet Financial Portal (“Portal”) business, conducted under the ChineseWorldnet.com brand via “www.chineseworldnet.com” website and (2) the Investor Relations / Public Relations (“IR/PR”) business conducted through NAI via a number of media channels including the internet “www.nai500.com” website, as well as promotional services, (3)the investment, Greater China/North America cross-border business partnering seminars/conferences (“Conference”) business conducted via the brand of Global Chinese Financial Forum, and (4) the “Online Platform” business conducted through the Rong Zhi Tong Online brand via “ www.rzto.com ” website. Our IR/PR business was the result of the acquisition of NAI-Interactive Ltd, a Canadian company incorporated under the laws of British Columbia, on January 15, 2000 from Ms. Tim Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai. The purchase price was 112,500 of our common shares valued at $5,625. Our Conference business is the successful result of and had separated from our IR/PR business. Our Online Platform business was launched as of October 2006 and primarily served as a financing engine that connects professional service providers with small to medium size companies in Greater China regions.

Our plan was to first launch our Portal and IR/PR businesses in North America and then to expand all businesses into Hong Kong, the PRC and Taiwan. See “Corporate Strategy and Strategic Business Plan” below for details. We have launched the Portal and IR/PR businesses in North America. On October 26,2007, we completed a non-brokered private placement of 2,250,000 common shares at a price of $1.08 per share for total proceeds of $2,070,000 with the purpose of expanding all businesses into China in June of 2008, our plans of expanding have been met with the successful formation of the Chinese-Foreign Joint Venture ChineseWorldNet.com (Shanghai) Limited ("CWN China") resulting from the signing of a Definitive Joint-Venture Agreement between its subsidiary, ChineseWorldNet (Hong Kong) Ltd. ("ChineseWorldNet") and Shanghai Compass Venture Capital Investment Company Limited. The office of CWN China at Pudong in Shanghai has opened in the July of 2008.

As of June, 2009, there are no principal capital expenditures and divestitures in progress.

B. Business Overview

Internet Financial Portal Business

Introduction

ChineseWorldNet.com, via our www.chineseworldnet.com website, is a financial web-based portal that provides up-to-date financial information and financial management tools in Chinese to our target audience, the Chinese community in North America. Our Portal provides financial news and information on North American blue chip and large cap S&P 500 public companies listed or quoted on the New York Stock Exchange, the American Exchange, NASDAQ and Toronto Stock Exchange, as well as Shanghai Stock Exchange and Shenzhen Stock Exchange and Taiwanese companies and market news by an in-house editorial team, with Hong Kong company and market news provided by our partners. When the Portal was in its development stage, all of the information or services provided through our www.chineseworldnet.com website were free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who paid no subscription fee. After the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called “Premium Subscribers,” who are required to be registered as a subscriber and pay a fee to obtain certain premium and personalized products and services.

We generate direct revenues from a number of means through the www.chineseworldnet.com website including premium subscription fees and on-line advertising and marketing services. See “Revenue Model of the Portal Business” below for further details.

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

Revenue Model for the Portal Business

1. Subscription Fees

Until October 2002, all of the information or services provided through our www.chineseworldnet.com website were offered free of charge even though certain premium information and services such as premium articles and market commentary were only accessible by registered subscribers, who were not required to pay a subscription fee. Since the official launch of the www.chineseworldnet.com website in October 2002, we introduced a new level of subscribers called “Premium Subscribers”, who are required to be registered as subscribers and to pay a subscription fee to obtain access to certain premium and personalized products and services. Basic monthly subscription fees were decreased from $14.95 per user per month to $9.95 per user per month starting June 2005. The Company wanted to attract more subscribers to our website and believed that the most effective way was opening more free content to free subscribers and reducing the monthly fee to paying subscribers. On May 1, 2005, the annual subscription fee was implemented and is charged at $59.95 per annum.

2. Banner Advertising

CWN intends to derive revenue from selling banner advertising to companies on the www.chineseworldnet.com website. The fee for six-month banner advertising ranges between $750 to $1,200 started in year 2007 and increased from $250 to $500 per month based on an estimated number of times the banner advertising will be seen by readers of the www.chineseworldnet.com website. The fee adjustment was a result of meeting the industry needs. We charge monthly flat fees for the services we provide, and revenue generated from banner advertising is recognized monthly, based on the terms committed by our customers. The amount of fees charged depends on the size and the location of the banner advertisement on our website. There is no adjustment to the monthly fee if the actual clicks differ from the estimated clicks.  In the year 2008, there were no changes of fees.

3. Marketing Services for Financial Services

It is our intention that our members will be able to access information on various financial products and service providers such as on-line brokerage, mutual funds, insurance and bonds through logging onto independent on-line Internet based trading platforms of our proposed partners. However, we will not be involved in effecting transactions in securities for the account of others such as the solicitation, negotiation or execution of the transactions. All trading transactions will be performed directly between the subscribers and the partner companies. In order to do so, our members would have to independently register with the on-line trading partner.

Our Portal business has derived no revenue from this services offering. We will not receive transaction-based compensation either from our subscribers or the partner companies. Instead, a flat marketing fee from partner companies will be paid to us based on the number of subscribers opening new accounts.

Investor Relations / Public Relations (“IR/PR”) Business

Introduction

Our IR/PR business was the result of the acquisition of NAI. NAI operates our IR/PR business currently focusing on providing IR/PR services for micro cap and small cap public companies targeting to the Chinese investor community in North America through various media such as the Internet (www.na-investor.com  website), publications and investment seminars.  In 2008, plans have been made to rebrand NAI as NAI500 with a different website (www.nai500.com) and increasing the functionality of the company’s IR/PR services.  Unlike the www.chineseworldnet.com business model, client companies instead of individual investors pay a fee to NAI for the IR/PR services.  As of May 2009, NAI500 has been officially launched and all services previously provided through NAI will be provided through NAI500.

Current Product / Service Offering

1.	Internet website (www.nai500.com)

NAI500 operates the www.nai500.com website which provides IR/PR services to fee-paying North American public company clients who are listed or quoted on small and micro public markets in North America, such as the TSX Venture Exchange, the NASD OTC Bulletin Board and the Toronto Stock Exchange. All information on this website is in Chinese and the website also offers stock quotes, company reviews, newsletters and guide to investing in small and micro-cap companies to readers of the North American Chinese community. Currently, there are over 60,000 registered members for the www.nai500.com website and it attracts over 1,500,000 readers each month.

Unlike www.chineseworldnet.com, www.nai500.com is not a financial portal for fee-paying members but an Internet based medium for the dissemination of information from fee-paying companies that want to increase their exposure in the Chinese investor community. There is no fee being charged to individual registered members of the www.nai500.com website.

2.	Online Marketing Service

This service aims to increase the publicity and website traffic to targeted audiences for clients companies’ websites. Services include creation of search criteria for Internet based search engines to enable quick access to client companies’ websites, e-mail blasts to NAI500 members and other services like on-line promotional events that can help increase Internet traffic to client companies’ websites. The launch of “Mining Search Engine” was created in November 2006 to focus the promotion of client companies particularly from the mining sector. This services aims to provide and promote companies’ information and news to investors and increase publicity. NAI500 e-mail blast services currently charge $1,000 to $1,500 per blast and have a reach of over 60,000 members.

3.	Chinese Webpage Design, Hosting and Maintenance

NAI500 can assist client companies to create a Chinese web page for companies that have existing websites in English and would like to have link to a version of their websites in Chinese. These Chinese web pages will also be linked to the www.na-investor.com website in the featured company section. NAI500 charges a one-time set-up fee plus 12-month maintenance fee in total of $2,400 for this service. Due to the various demand of clients’ needs and the customized services that we provide to client companies; as of January 1, 2006 the fees for this service had been changed to range from $2,000 to $5,000 based on the customized services we arranged in contracts.

4.	Translation Service

NAI also provides translation services for client companies who want to translate promotional or financial materials from English into Chinese. NAI charges $100 per page for the translation services.

5.	Miscellaneous IR/PR Services

NAI also provides other miscellaneous IR/PR services to client companies such as design and printing of promotional materials and financial reports. This includes translation services for client companies who want to translate promotional or financial materials from English into Chinese. NAI charges $100 per page for the translation services.

6.	Investment Guides

NAI started to publish specialty investment publications in 2002. Its first investment handbook was on the mining sector. Companies pay $2,000 each to be profiled in the Chinese language handbook. The handbook is sold through our offices, on-line, and in selected bookstores for CDN$13.80 Canadian. In 2005, we published the Mining Investment Guide, Vol 3. and Chinese stock Investment Guide, Vol 1. In 2006, we published the Mining Investment Guide, Vol 4, and is sold for CDN$29.50 Canadian due to the increased in content. In 2007, we published the Mining Investment Guide, Vol 5, and is sold for USD$29.95, and Chinese Theme Stocks Investment Guide Vol 2 - A New Chapter of Success, and is sold for USD$29.95. In 2008, we published the Resource Investment Guide, Vol 6, a renamed iteration of the Mining Investment Guide, and is sold for USD$29.95. The Chinese Theme Stocks Investment Guide was not published in 2008.

Future Product / Service Offering

Currently, our IR/PR services are focused on introducing and promoting North American client companies to the Chinese investor community in North America. NAI plans to adopt the same model and expand it to other market segments such as, promoting client companies from Asia to the Chinese investor community of North America and Asian and North American client companies to the Chinese investor community in Asia. In year 2007, NAI had successfully established client base in the mining /recourses sector; and plans to diversify into other sectors such as life science, technology, and industrials. In 2008, NAI was in the initial stages of being rebranded as NAI500, with a redesigned website, “www.nai500.com”.  See “Corporate Strategy and Strategic Business Plan.”.  By late 2008, plans for NAI500 have been completed and implementation of phase 1 has been completed as of April 2009.  Plans for phase 2 of adding functionality to NAI500 will be implemented in the latter half of 2009.

Revenue Model of the IR/PR Business

The IR/PR business is marketed via the brand name of NAI500.  Sources of revenue for the IR/PR business are from each of the current product/service offerings mentioned above such as on-line marketing service, Chinese webpage design, hosting and maintenance, translation services and miscellaneous IR/PR services.

Conference Business

Introduction & History

Originally, the conference organizing services established by the company was an integrated aspect of the products and services provided by our IR/PR business. However, because of the success of the conference series in 2006, the conference organizing services were made into a separate aspect of the business model.

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

Current Product / Service Offering

GCFF aims to be the largest series of bilingual (Chinese/English) financial and business related functions in North America with the purpose of providing networking environment and opportunities between client companies and participants. The format of GCFF is conducted through exhibition booths and presentation sessions. While client companies can purchase a booth area to showcase and promote their companies, they can also conduct corporate presentations in the industry related topics determined beforehand.  A new function, beginning with the conference held in the city of Dalian, China on October 30th to November 1st of 2008 was the Privately Arranged Meetings service which provides participants with meetings with other groups arranged by GCFF through criteria agreed upon by all parties prior to the event.  The Privately Arranged Meetings product was originally a service designed to add value to our events for participants, however, planning for the Toronto Conference 2009, to be held on October 16th to 18th of 2009, have made the Privately Arranged Meetings service a major pillar of its industrial themed event on the first day of the Conference.

General sponsorship opportunities are available for all conferences. Sponsorship is divided into several categories for interested parties to participate and sponsor our conferences. These categories include Platinum, Gold, Silver, Corporate, Media, as well as the Global Corporate Sponsorship program. Conference specific sponsorships are also provided with specific functions related to the specific theme of the events. While media sponsorships are offered without any fee, the four levels of sponsorship fees are ranged from $4,000 to $25,000. Conference specific sponsorship fees currently range from $4,000 to $10,000 as well.  Currently, individual investor attendees are not charged for admission and registration for attending the conferences. However, when the conferences have reached an appropriate scale, we may begin charging entrance fees to attendees.

Future Product / Service Offering

Currently, GCFF has been held in North American cities such as Vancouver, Toronto, and San Francisco, mainly servicing clientele from North America. In July 2007, GCFF had successfully launched the first China-focus conference in Shanghai, China and provided a network for both service providers and China companies. GCFF plans for the continued success on conferences organized at cities in China. GCFF also plans to improve the format and focus on institutional clients as well as establish its own brand name in both North America and Asia. By late 2008 and early 2009, plans to increase the GCFF’s focus on providing cross-border partnership opportunities between North American and Greater Chinese companies have also been implemented.  The Toronto Conference 2009 will have its first of three days focus entirely on hosting an event focusing on servicing companies interested in such cross border business activities.  Depending on its performance at the Toronto Conference 2009, the Privately Arranged Meetings service may also become an increasingly important service provided by the GCFF.  For 2009, we will not be holding an event in San Francisco due to the market situation affecting the United States of America.  However, we may hold conferences in the United States at later dates.  See “Corporate Strategy and Strategic Business Plan.”

Revenue Model for the Conference Business

CWN initially charges $2,000 for a basic exhibition booth per company, as well as sponsorship fees ranging from $4,000 to $10,000. Starting second quarter of 2007, prices for exhibition booths and sponsorships have increased to $2,500 per exhibition booth and sponsorship fees range from $6,000 to $20,000. In 2008, charges for exhibition booths were maintained a similar level.  However, plans for 2009 will feature increased prices to $2,800 for exhibition at GCFF retail level events while new revenue models will be implemented for the GCFF industrial, cross-border related event in Toronto, with corporate delegate package fees at $6,000 and individual delegate package fees at $399.  Greater number of sponsorship packages will be implemented for industrial, cross-border related events with fees ranging from $4,000 to $10,000.

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

Up until December 31, 2007, membership for RZTO was free of charge. Members types range from private and public companies, investment bankers and research analysts, investor relations and stockbrokers, lawyers and accountants, as well as professionals from exchanges and other sectors. Each member is required to provide their company information through a registration form and their company profile is generated from their imputed data. Membership information including names, locations, and brief company descriptions is available to public; while contact information, personnel, financial and detail business information are keep confidential and only registered members have access to the database. As of 2008, development of the RZTO platform has been placed on hold as the Company reevaluates its various business models to adjust to the ongoing financial crisis.

Current Product / Service Offering

The platform offers search functions, news update, events announcement, and knowledge exchange to help members network with each other and build an online financing community. RZTO offer the following search functions free of charge and in future might add on more valuable search engines for members.

(1)
Service Providers - This section includes the search of financial service firms and financial service professionals, which are classified under different types as well as the location in either North America or Greater China.

(2)
China Companies - This section includes the search functions in “Search Companies Seeking Financing”, “Search Investors”, and “Search Public Companies”. While members can search for companies from various industry sectors listed in the search box for all three of the search functions; they can also search through a number of criteria to narrow their search. These criteria includes: net assets, sales, financing scale, and 3-year sales growth in percentage. We might increase the number of search criteria or improve the search engine functions in the future.

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

(5)	News - This section currently is under development.

(6)	Knowledge – This section provides articles and links on industry knowledge. Member companies mostly post articles on a non-regular basis and some articles are posted by our in-house editing team.

Revenue Model for the Platform Business

Starting from October 2006, all members registered with RZTO are on a trial basis and is free of charge. RZTO intends to derive revenue from the membership model, and might arrange a membership fee schedule in the future.

The overall revenues for ChineseWorldNet.com, Inc for the years ended December 31, 2008, 2007 and 2006 were as follows. All our revenues from all businesses are recognized mostly in our 100 % owned operating subsidiary NAI Interactive Ltd, which is based in Vancouver, BC in Canada and partly in CWN China, which in PuDong District of Shanghai in China.

Revenues	Year ended Dec 31, 2008	Year ended Dec 31, 2007	Year ended Dec.31, 2006
Banner Advertisement	$28,570	$26,436	$17,514
Translation Service	20,878	5,090	3,420
Chinese Webpage Design, Hosting and Maintenance	130,107	169,097	71,052

Computer Consultation Service	0	0	0
CWN Membership, Online Service	9,473	15,556	8,524
Online Marketing Service	39,427	25,826	14,880
Miscellaneous IR/PR Service	100,147	223,006	170,489
Investment Guides	60,822	85,245	78,921
GCFF Conference Service	602,538	775,738	251,735
Others	19,360	0	26,835
TOTAL REVENUE	$1,011,322	$1,325,994	$643,370

Corporate Strategy and Strategic Business Plan

Our goal is to become a global leader in communication and information gateways between investors and service providers worldwide. We offer the Internet-based financial community by providing a diverse range of financial information and news on public companies to Chinese investors in North America and Asia. Through our infrastructure and reader base, we strive to be a partner for various providers of financial products and services for marketing to Chinese investors in North America and Asia. We believe that we have already built a strong foundation with our current and planned product and service offerings of both the Portal and IR/PR businesses. However, we believe that the IR/PR business has limited potential in Hong Kong and China because these markets are different than the North American markets and are more competitive. Our conferencing business, named Global Chinese Financial Forum, had evolved into a stand-alone business started from 2006 and established forums in major cities in North America and China. By providing a business to business networking environment to companies and service providers, we connect them together by the various services we offer. We strive to primarily penetrate the Greater China market and gradually expand towards other cities in Asia. The official launch of RZTO, a platform serving the fast growing number of private companies in China in connection with North American service providers, had initiated more products and services that our Company can offer to clients. Together, all four businesses enable us to enter the next phase of our strategic plan which is to expand the reach of our businesses and services to users in Asia with a focus on the Greater China region. We believe that one of the biggest advantages of running an Internet-based business is that we can leverage our existing infrastructure to reach a broader range of target customers without a significant capital requirement. Based on this principle, we intend to maintain the operation of our businesses from our Vancouver office in Canada. However, we may consider other expansion options such as partnering with local partners or establishing a direct presence in certain markets.
As part of our proposed expansion into Asia, we have established partnerships with local Chinese companies in year 2008. We had entered into a joint venture agreement with Shanghai Compass Venture Capital Investment Limited Company on February 1, 2008, which led to the successful formation of Chinese-Foreign Joint Venture ChineseWorldNet.com (Shanghai) Limited (“CWN China”). The CWN China has a physical office located at Eton Place, Pudong Avenue, 555 Suite 1005, Pudong District, Shanghai, P.R. China. CWN China serves three main purposes: (1) It helps us to build channels to capture the financial information business. (2) It would assist in organizing and coordinating regional marketing activities, such as our Global Chinese Financial Forum (GCFF).The Toronto Conference 2009, scheduled on October 16th to 18th, 2009 will be relying on the networks gained through the Shanghai Joint Venture to bring in governmental agencies, public and private companies, industrial associations and other business professionals and experts in order to create the Greater China portion of the cross-border partnering services for its industrial level event.  The Shanghai Conference 2009, scheduled on December 4th to 6th 2009 will also be largely coordinated through the Shanghai Joint Venture. (3) This joint-venture will seek other business opportunities including the development of investor relations/public relations business and to create a basis for potential acquisition opportunities and to further the digital financial media business in the Greater China region.

Details of our historical expansion strategy of our services into other markets are as follows:
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
We have established a direct presence in the PRC through a joint venture agreement with Shanghai Compass Venture Capital Investment Limited Company on February 1, 2008.
The market for IR/PR business at PRC has not reach a mature stage and yet difficult for market penetration.

Taiwan	3rd Quarter of 2005	Not Available	Not Available	Not Available	We may establish a direct presence or seek strategic partners locally to launch the services. We seek to establish a strong foundation in PRC prior entrance into other markets.

Internet Content Partners:

Through NAI, we have agreements in place with the following internet content partners:

Company Name	Services Provided

ALPHATRADE.COM	ALPHATRADE.COM provides our subscribers real-time streaming stock information for a monthly fee.

PR Newswire	We disseminate PR Newswire Chinese news releases for companies in North America, China, Hong Kong, and Taiwan on our www.chineseworldnet.com website. This information is free for viewers.
Tanrich Financial Group	Tanrich provides information on the Hong Kong future market and stock market to us in exchange for our commentaries and news on the North American stock markets.

Quote123.com	Quote123 will provide news and market commentaries in North America to our website.

FMFOREX	FMFOREX provides foreign exchange data, news, and articles to our website

IRAsia	IRAsia provides financial news and articles on the Hong Kong Stock Market

Daily FX	Daily FX provides foreign exchange data, news, and articles to our website

There were no significant developments with partners established in 2006. Our major focus during this time was opening up 80% of our paid content to our free subscribers which resulted in a dramatic increase to the traffic of our website www.chineseworldnet.com. Our agreements with PR Newswire and Tanrich Financial Group are service-to service connections which do not directly generate fees. We provide a news channel to PR Newswire for online news media in return for PR Newswire’s content and trademark to be posted on our website. Similarly, Tanrich Financial Group provides the Hong Kong market sector news to us for marketing purposes and in return we provide a link on our website to access the Tanrich Financial website. In 2007, we established a new partnership with FMFOREX in order to obtain foreign exchange data and news, while providing complimentary ad space on our website. Our agreements with FMFOREX are service-to-service connections which do not generate revenue for the company.  In 2008, we initiated agreements with IRAsia to provide Hong Kong stock market information and financial news as well as Daily FX to provide foreign exchange data, news and articles in order to diversify the knowledge provided from our site.

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

Our Primary Markets

The Internet

The number of Internet users in the Asia-Pacific region has continued to increase at an unprecedented rate and has reached nearly 657 million according to the data published by Internet World Stats in March 2009.   This figure already surpassed the figures in the whole North America.

By July of 2008, China’s estimated number of internet users surpassed the United States with approximately 280 million users.  The growth of Internet users in China from 2000-2007 is 833.3% compared to 115.7% in United States.

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

Conference / Seminar Market

Because our conference business targets Chinese companies seeking to invest and establish business connections with North American servicing firms, we believe our market will grow substantially with the increasing number of Chinese outward direct investments (“ODI”). For year 2005 figure by the Commerce Ministry, China’s ODI rose 26% to US$6.9 billion, and the PRC’s policy on economic development had attracted investments from North American firms.

According to the annual survey that was done jointly by the Asia Pacific Foundation of Canada (“APF Canada”) and the China Council for the Promotion of International Trade (“CCPIT”) on December 2006, there have been an increasing number of companies from China that involve ODI. In which over 40 percent of the surveyed companies are intend to invest overseas within the next 3 to 5 years period. The survey result also indicated the existing ODI targets foreign markets, and merging with and acquiring foreign firms is becoming one of the options for Chinese companies’ ODI. In particular, the three most preferred method of future Chinese ODI are establishing sales offices, setting up equity joint ventures with local firms and merging and acquiring foreign assets or firms. With the growing figures of overseas investments and the economic development between North America and Asia, we believe the growth of our conference business will be substantial in both scale and scope.

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

C. Organizational Structure

ChineseWorldNet.Com Inc. (“CWN”) was incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Our principal executive and registered office is located at Appleby Spurling Hunter Group, Clifton House, P.O. Box 1350, Grand Cayman, Cayman Islands. Our North American office and principal place of business is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

CWN is a holding company which owns 100% of NAI Interactive Ltd. (“NAI”) and 99% of Chineseworldnet.com (Hong Kong) Limited (“CWNHK”). 1% of CWNHK is owned by Mr. Lui Chi Cheong, a director and major shareholder of CWN. Our portal business is operated under CWN with our associated brand, ChineseWorldNet.com and website www.chineseworldnet.com , while our IR/PR business is operated under NAI. In addition, NAI employees are engaged to build the www.chineseworldnet.com website including our content for CWN.

NAI is a British Columbia company incorporated on November 13, 1998. We acquired NAI on January 15, 2000 from Ms. Tim Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our common shares valued at $5,625. NAI’s head office is located at #368-1199 West Pender Street, Vancouver, B.C., V6E 2R1.

CWNHK is a Hong Kong company incorporated on December 22, 1999. CWNHK is 99% owned by us with 1% owned by one of our directors. Since June 2004, CWNHK’s office has been located to Room 1101, St. George’s Building, 2 Ice House Street Central, Hong Kong. CWNHK provides us with   a local operation base for CWN’s penetration and expansion plans in the Asian market.

ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) is a company incorporated under the law of the PRC in 2008 which the Company has a 70% interest through its subsidiary of CWN HK.  CWN China was incorporated as part of the Company’s expansion to the Chinese market.

At December 31, 2008, we had a total of 13 full-time employees hired by NAI. Our President and CEO is the only employee directly hired by CWN. All employees are located in the Vancouver office in Canada except Kelvin Szeto and Kaibei Yang who monitor the operations in the CWN China office.

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

No new common shares and stock options were issued during 2008.

D. Property, Plants and Equipment

We do not own any real property. As of December 31, 2008 we owned $18,533 (2007: $14,235 and 2006: $15,541) in computer equipment and computer software and $10,229 (2007: $7,766 and 2006: $7,136) in office furniture. We have a lease agreement for the Vancouver office with an address at #368 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

ITEM 4A. UNRESOLVED STAFF COMMENTS

The Company is not an accelerated filer, a large accelerated filer or a well-known seasoned issuer and, as such there is no requirement to provide any information under this item.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2008, 2007 and 2006, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

A. Results of Operations

Years Ended December 31, 2008, 2007 and 2006

For the year ended December 31, 2008, net loss was $950,223 on revenues of $1,011,322. Overall, revenues in 2008 decreased 24% from 2007 levels, while net loss was $950,223 in 2008 as compared with net income of $54,133 in 2007. For the year ended December 31, 2007, net income was $54,133 on revenues of $1,325,994. Overall, revenues in 2007 increased from 2006 levels and the net income was $54,133 in 2007 as compared with net loss of $ 209,883 in 2006.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues

The decreasing number of publicly listed companies from the mining industry sector in 2008 due to an adverse market condition, and our business environment towards conference business are the main factors for the decrease in our overall revenues. Our core services includes: Banner Advertisements, Chinese Webpage Design and Hosting, Miscellaneous IR/PR Service, and GCFF Conference Services, from which we derived most of our revenues in 2008. As compared with the performance in 2007, revenues were down for our core services due to a lack of funds by our corporate clients, the unfavorable financial markets giving potential clients doubt over the ability of any IR/PR service to raise funds and companies and investors being less willing to expend their funds.

Revenue Growth Trend
With the improvement and recovery of overall economic markets after the Global Financial Crisis, we expect our revenue will turn to grow as we focus on core services expansion and adaptation to the current financial environment. Primarily, we intend to concentrate our resources on expanding our sales and marketing force with respect to our Conference service in China and IR/PR services as well as diversify the services and content provided by our events and online financial portals to attract new client markets, which we anticipate will produce increased revenue growth for our operations.

Banner Advertisement
The slight increase in revenues for Banner Advertisement from $26,436 for fiscal year 2007 to $28,570 for the fiscal year 2008 is due to the increase in frequency of placing advertising on our website.

Translation Service
The number of translation projects had much increased for the fiscal year of 2008, thus revenue increased from $5,090 from year 2007 to $20,878 for year 2008. More customers are using our services in 2008.

Chinese Webpage Design, Hosting and Maintenance
The revenues for Chinese Webpage Design - Hosting and Maintenance decreased substantially from $169,097 in fiscal 2007 to $130,107 in fiscal 2008. This is primarily due to the significant decrease of client companies involved in Chinese micro-site development and hosting in 2008. An appreciation of US currency also affects the drop of revenue quoted in US Dollars.

CWN Membership, Online Services
CWN Membership & Online service revenues substantially decreased from $15,556 from fiscal 2007 to $9,473 in fiscal 2008. This is due to the great decrease in number of membership subscribers of our website in 2008.

Miscellaneous IR/PR services
Revenues from IR/PR services substantially decreased from $223,006 in fiscal 2007 to $100,147 in fiscal 2008. The drop in revenues is due to the decreasing number of our feature companies having subscribed to our premium services under the establishment of NAI Interactive Ltd. This group of high-profile clients was not willing to spend more in fees in order to market their companies to the Chinese market due to the adverse market condition in 2008.

Investment Guides
The decrease in revenues of our Investment Guides business from $85,245 in fiscal 2007 to $60,822 in fiscal 2008 is due to the appreciation of US currency in 2008 and the decrease of business generated from sponsorship of investment guides in 2008.

GCFF Conference Service
The revenues generated from Conference business had decreased from $775,738 in fiscal 2007 to $602,538 in fiscal 2008. This is due to the significant decrease of exhibitors’ sponsorship in our conferences due to the financial crisis in 2008. Companies are willing to spend money on promoting their companies and cancelled to attend after they registered. We anticipate the revenues generated from the Conference service will improve and rise as the scale and scope of conferences continue to grow in 2009.

Other Revenues
Other revenue items were $39,427 and $19,360 in fiscal 2008 compared to $25,826 and $0 in fiscal year 2007 for online marketing service and interest and others, respectively.

Expenses

Total expenses for fiscal 2008 were $1,791,091 and increase from $1,269,431 in fiscal 2007. Expenses related to travel and entertainment and operating increased greatly. The substantial increase in our operating expenses is principally from an increase in our advertising and promotion of our GCFF event fees such as speakers’ fees, consulting fees, salaries and travel & entertainment fees, bad provision cost and stock based compensation. We expect our operating expenses will continue to increase for the foreseeable future, while the rate of increase will depend on our business expansion in advertising and promotion, as well as our human resource requirements. Since we intend to focus on expanding our sales and marketing staff for our Conference business in Canada & China and our promotional efforts for our IP/PR Services, we expect that it will be these specific expenses which will have the largest increases.

Advertising and Promotion
Our advertising and promotional expenses decreased greatly from $286,439 in fiscal 2007 to $144,906 in fiscal 2008 mainly due to the decreased sales in GCFF conferences in 2008.

Accounting and Legal
Our accounting and legal fees slightly increased from $58,022 in fiscal 2007 to $75,289 in fiscal 2008. The increase resulted from the increase of auditor fees in fiscal 2008 and a decrease in seeking the services from our legal firm.

Printing
Printing expenses decreased to $33,688 for fiscal 2008 from $39,972 for fiscal 2007 primarily associated with the printing of publication and promotional materials. Our printing expenses mainly involved printing of Mining Investment Guide, as well as the promotional materials for conference business expansion such as brochures and pamphlets.

Rent and Operating
The office rental cost increased from $72,427 in fiscal 2007 to $114,428 fiscal 2008 mainly due to the lease of office space for CWN China in Shanghai in 2008.

Salaries and benefits
Salaries and benefit expenses increased substantially to $599,354 in fiscal 2008 from $465,494 in fiscal 2007 primarily due to the increase in the number of staffs and compensation payments in NAI and the setup of China team in our CWN China office in Shanghai, China during 2008.

Travel and entertainment
Travel expenses greatly increased to $183,369 in fiscal 2008 from $136,344 in fiscal 2007 due to business development activity expansion in Asia for the purpose of increasing our business overseas, and management making numerous associated trips to Asia and within North America in 2008. The cost of travel expenses was increased much in 2008.

Other Expenses
Other expenses, such as consulting fees, office and miscellaneous, and telephone fees increased from $172,695 in fiscal 2007 to $182,565 in fiscal 2008. This is mainly due to the increased levels of business development activity and greater expenditures on information technology. Consulting fees paid to Goldpac Investments Limited increased from a yearly charge of $60,000 in 2007 to $72,000 in 2008. The Company incurred accretion expenses of $31,265 in fiscal 2008 increased from $13,755 in fiscal 2007. Stock based compensation from stock options granted to directors and employees during 2007 substantially increased from $22,222 in fiscal 2007 to $222,745 in fiscal 2008.

Other Income (Loss)
Our other income (loss) line items primarily consist of interest and sundry income from our liquid investments that are deposited with banks and other financial institutions; as well as foreign exchange gain or loss derived from currency exchange transactions. We generally deposit our excess cash in interest bearing or mutual fund accounts and term deposits. As a result, the other loss in our income statement greatly increased from $2,430 in fiscal 2007 to $170,454 in fiscal 2008. We recorded a loss of $231,038 in 2008 (compared to a loss of $35,522 in 2007) due to the appreciation of US currency during 2008.

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

Translation Service
The number of translation projects had slightly increased for the fiscal year of 2007, thus revenue increased from $3,420 from year 2006 to $5,090 for year 2007.

Chinese Webpage Design, Hosting and Maintenance
The revenues for Chinese Webpage Design - Hosting and Maintenance increased substantially from $71,052 in fiscal 2006 to $169,097 in fiscal 2007. This is primarily due to the significant increase of client companies involved in Chinese micro-site development and hosting in 2007.

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

Investment Guides
The increase in revenue in our Investment Guides business from $78,921 in fiscal 2006 to $85,245 in fiscal 2007 is primarily due to the depreciation of US currency in 2007. The business generated from sponsorship of investment guides in 2007 was approximately the same as 2006.

GCFF Conference Service
The revenues generated from Conference business had significantly increased from $251,735 in fiscal 2006 to $775,738 in fiscal 2007. This is due to the significant success of our annual events that were held in Shanghai. The GCFF conference in China generated almost half of the total revenue from conferences. While the number of conferences had remained the same, the number of client companies and sponsors that exhibit at the conferences had increased substantially. We anticipate the revenue generate from the conference service will continue to rise as the scale and scope of the conference continues to grow.

Other Revenues
Other revenue items, such as Online Marketing Services, were $25,826 in fiscal 2007 as compared to $14,880 in fiscal 2006. The numbers of customers increase for our online marketing services in the fiscal 2007 when compared to the fiscal 2006.

Expenses
Total expenses for fiscal 2007 were $1,269,431, up from $861,894 in fiscal 2006. Expenses related to travel and entertainment and operation increased with increased revenues and activities. The substantial increase in our operating expenses is principally from an increase in our advertising and promotion of our GCFF event fees, consulting fees, salaries and travel & entertainment fees, while our legal fees and bad provision cost decreased. We expect our operating expenses will continue to increase for the foreseeable future, while the rate of increase will depend on our business expansion in advertising and promotion, as well as our human resource requirements. Since we intend to focus on expanding our sales and marketing staff for our Conference business in Canada & China and our promotional efforts for our IP/PR Services, we expect that it will be these specific expenses which will have the largest increases.

Advertising and Promotion
Our advertising and promotional expenses increased greatly from $49,836 in fiscal 2006 to $286,439 in fiscal 2007 mainly due to the increased sales in GCFF China event in 2007.

Accounting and Legal
Our accounting and legal fees decreased from $97,742 in fiscal 2006 to $58,022 in fiscal 2007. The decrease resulted from the change of our auditor in fiscal 2006 from Ernst & Young LLP to Chang Lee LLP, and the decrease in professional fees for legal services work performed for us in 2007. The decrease was also resulted from drafting of the response letters to the SEC in regards to the 20 F amendment in 2006.

Printing
Printing expenses stayed approximately the same from $39,972 for fiscal 2007 to $40,152 for fiscal 2006, which is primarily associated with the printing of publication and promotional materials. Our printing expenses mainly involved the  printing of Mining Investment Guide, as well as the promotional materials for conference business expansion such as brochures and pamphlets.

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

	For year ending December 31,
	2008	2007
Revenues
Banner Advertisement	$28,570	$26,436
Translation Service (Company Review, Company Newsletter)	20,878	5,090
Chinese Webpage Design, Hosting and Maintenance	130,107	169,097
CWN Membership, Online Service	9,473	15,556
Online Marketing Service	39,427	25,826
Miscellaneous IR/PR Service	100,147	223,006
GCFF Conference Service	602,538	775,738
Investment Guides	60,822	85,245
Interest and others	19,360
TOTAL REVENUE	$1,011,322	$1,325,994

Expenses
Advertising and promotion	$144,906	$286,439
Accounting and legal	75,289	58,022
Consulting	95,900	84,000
Depreciation	14,229	6,923
Accretion on convertible debenture	31,265	13,755
Directors’ Remuneration	8,000
Non-cash compensation changes
Interest (imputed) – related parties	-	63
Interest expense on long term debt	15,000	12,500
Office and miscellaneous	65,096	69,622
Printing	33,688	39,972
Provision (recovery) for Bad and doubtful debts	13,410	(17,425)
Rent and operating	114,428	72,427
Salaries and benefits	599,354	465,494
Seminar operating expense	152,843
Stock Based Compensation	222,745	22,222
Telephone	21,569	19,073
Travel and entertainment	183,369	136,344
TOTAL OPERATING EXPENSES	$1,791,091	$1,269,431
Other Income (Loss)	(170,454)	(2,430)
INCOME (LOSS) BEFORE INCOME TAXES AND NON CONTROLLING INTEREST	$(950,223)	$54,133
Deferred income taxes recovery (expense)	(54,612)	54,221
Non controlling interest	54,712	-
NET INCOME (LOSS) FOR THE YEAR	$(950,123)	$108,354

Currency

We maintain our accounting records in U.S. dollars. The functional currency of NAI, CWN HK and CWN China is the Canadian dollar, Hong Kong dollar and Chinese renminbi, respectively and the current rate method of translation was used. We translate our assets and liabilities at the exchange rate prevailing as of the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Foreign exchange gains and losses are deferred and shown separately in shareholders’ equity.

Foreign currency fluctuations may have an impact on our financial condition. However, we do not engage in any foreign currency hedge transactions.

Inflation

We do not believe that inflation will have a material adverse effect on our financial condition. Traditionally, Canada has not been countries that experienced a substantial increase in inflation.  As of December 2008, the inflation rate in Canada was 1.2% from a 2.2% in January of that year.

B. Liquidity and Capital Resources
As of December 31, 2008, we had cash and cash equivalents of $684,232 and short-term investments in the bank of $1,291,726. As of that date, we did not have any outstanding debt or line of credit. We believe that our current cash, cash equivalents, and cash flow are sufficient to satisfy our cash requirements to further expand our business and other future development in Asia for the next few years. Our primary cash requirements relate to our operational expenses. Our principal sources of funding consist of advances from related parties in fiscal 2005 and fiscal 2003, and advances from non-related parties in fiscal 2004. In fiscal 2007, we raised additional capital through private placement offerings of common shares. The Company received net proceeds of $2,070,000 in connection with the private placement. In March 2007, the Company also issued a convertible debt in the amount of $250,000 at an interest rate of 6%. In the meantime, we are less likely to seek debt financing from lending institutions or other private lending. Our operational expenditures have been, and are expected to continue to be, funded through our operations and existing capital financing resources. Our uses of cash include general overhead and human resource costs, such as salaries, promotional expenses and rental fees related to our seminars and conferences and production costs of our publications. There were no private placements or acquisitions completed in the year 2003, 2005 or 2006. In 2004, we completed a private placement financing of $150,000 by issuing three year 5% convertible debentures. The debentures were fully converted into 250,000 common shares of the Company in January 2007.

C. Research and Development, Patents and Licenses

We have not engaged in research and development activities for the last three fiscal years, and have no patents and licenses.

D. Trend Information

The Global Financial Crisis affecting the world capital markets, particularly with public companies and investors may have a positive material impact on our revenues including: the general financial market turnaround, which will increase demand for financial information services and spending on investor relations/public relations; increasing interest of Asian companies looking to enter North American financial markets; and the increased attention to corporate governance and disclosure. We believe these trends may lead to an increase in demand for our services, which could lead to increase in sales of our services. However, the investor relations/public relations area in Asia is still in its development stage, which may affect the launch of our company’s investor relations/public relations services in Asia. Continued growth in China and interest in the Chinese markets is key to our future profitability and to increasing revenues. There are no known trends with relation to the production of our services.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$250,000		$250,000
Capital (Finance) Lease Obligations
Operating Lease Obligations	$177,556	$70,784	$106,772
Purchase Obligations
Other Long-Term Liabilities
Total	$427,556	$70,784	$356,772	$0	$0

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following tables set forth all directors and executive officers of CWN and our subsidiary NAI as of December 31, 2008, with each position and office held by them in CWN. Each director’s term of office expires at the next annual general meeting of shareholders.

CWN

– Directors and Officers as of December 31, 2008

Name	Age	Office Held Since	Position with CWN
Joe K.F. Tai	45	January 12, 2000	President, Chief Executive Officer and Director
Kelvin Szeto(1)	48	June 1, 2006	Chief Operating Officer & Chief Financial Officer
Chi Cheong Liu(2)	49	January 12, 2000	Treasurer and Director
Chi Kong Liu (2)	48	January 12, 2000	Director
Andy S.W. Lam(3)	59	March 8, 2004	Director
Gilbert Chan(4)	33	April 1, 2008	Acting Corporate Secretary

(1)	Kelvin Szeto became acting Chief Operating Officer and acting Chief Financial Officer of the Company on April 1, 2005. He was permanently appointed to the positions on June 1, 2006.

(2)	Two of our Directors, Chi Cheong Liu and Chi Kong Liu are brothers. There are no other family relationships between our directors and executives.

(3)	Andy Siu Wing Lam was appointed as a Director in March 2004.

(4)	Vivien Leung was appointed as a Corporate Secretary as of February 1, 2007 and resigned in April 2008. Gilbert Chan is temporarily responsible to this duty until we find the replacement.

NAI

– Directors and Officers as of December 31, 2008

Name	Age	Position with NAI
Kelvin Szeto	48	President, Secretary and Director
Gilbert Chan	33	Vice President – Marketing and Project Development

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

Chi Kong Liu
Mr. Liu has been a director of CWN since January 2000. Mr. Liu served as President and owner of S & B Trading Company Limited, a diamond and jewelry wholesaler. In addition, Mr. Liu is also a venture capitalist specializing in biotechnology and technology investments.

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

B. Compensation

The following table provides information regarding the direct or indirect remuneration paid during the 2008 fiscal year to the directors and officers of CWN, including our subsidiaries, in office as of December 31, 2008:

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation

Joe K. F. Tai (2) President, Chief Executive Officer and Director	2008	Nil(1) (2)	Nil	62,000
Chi Cheong Liu (1) Treasurer and Director	2008	Nil(2)	Nil	2,000
Chi Kong Liu (3) Director	2008	Nil	Nil	26,000
Andy S.W. Lam (6) Director	2008	Nil	Nil	2,000
Kelvin Szeto Chief Operating Officer and Chief Financial Officer of CWN; (4) President, Secretary and Director of NAI	2008	$40,499	Nil	Nil
Gilbert Chan VP Marketing and Project Development of NAI	2008	$39,861	Nil	Nil
Lixin Yang (5) VP Editing of NAI	2008	$30,414	Nil	Nil

(1)
We have a consulting agreement with Goldpac Investment Partners Ltd. for 2007, 2006 and 2005 for $24,000 per year. Goldpac Investment Partners Ltd. is a company owned by Chi Cheong Liu, one of our directors.  Chi Cheong Liu is a shareholder and does not receive salary. Starting from 2008, CWN paid Chi Cheong Liu $2,000 as a directors’ fee.

(2)
We have a consulting agreement with Goldpac Investment Ltd. for 2008 and 2007 for $60,000 per year. Joe Tai (one of directors) is a Managing Director of Goldpac Investment Ltd.  Joe Tai is a shareholder and does not receive salary. Starting from 2008, CWN paid Joe Tai $2,000 as a directors’ fee.

(3)
We entered into a new consulting agreement with Silver Lake Investment Partners, Ltd. for 2008 for $24,000, a company controlled by Chi Kong Liu, one of our directors.  Chi Kong Liu is a shareholder and does not receive salary. Starting from 2008, CWN paid Chi Kong Liu $2,000 as a directors’ fee.

(4)	Kelvin Szeto was appointed as Chief Operating Officer and Chief Financial Officer of CWN on June 1, 2006.

(5)	Lixin Yang, as of December 23, 2008, has resigned from NAI. No other VP of Editing has since been appointed in 2008.

(6)	Starting from 2008, CWN paid Andy Lam $2,000 as a directors’ fee.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

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

We have not entered into service contracts with any of our directors. However, we have entered into consulting agreements with Goldpac Investments Ltd and Silver Lake Investment Partners, Ltd., which are controlled by directors of the Company. Currently, we have one consulting agreement with Silver Lake Investment Partners, Ltd. in effect, and we extended the terms of this consulting agreement to December 31, 2009. We have also entered into a consulting agreement with Goldpac Investments Ltd., ending on December 31, 2009.

As of 2008, we have not renewed the consulting agreement with Goldpac Investment Partners Ltd. for 2008. We have also entered into a new consulting agreement with Silver Lake Investment Partners Ltd., operated by Chi Kong Liu.

D. Employees

As of December 31, 2008, we had a total of 13 employees in Vancouver, all full-time, of which 13 are employees of NAI. Our President and Chief Executive Officer is the only employee hired by CWN.   There are 10 employees in the CWN China in Shanghai, China.  There are currently no full-time employees in Hong Kong.

Employee Breakdown	NAI (Vancouver)	CWN China (Shanghai)
Finance and Accounting	2	2
Business Development	4	1
Editorial	2	3
IT	2	1
Sales/Marketing	3	3

E. Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our common shares as of March 31, 2009 by each of the directors and members of senior management in office as of March 31, 2009. The percentage owned is based on 10,700,000 shares outstanding as of March 31, 2009.

As at March 31, 2009

Name and Title	Share Ownership	% Share Ownership
Joe Tai (1) President, CEO and Director	250,000	2.33%
Chi Cheong Liu Director	1,896,667	17.73%
Chi Kong Liu Director	580,000	5.42%
Lixin Yang 2) Vice President, Editing of NAI (resigned)	10,000	0.09%
Kelvin Szeto Chief Operating Officer and Chief Financial Officer of CWN; (3) President, Secretary and Director of NAI	150,000	1.40%
Gilbert Chan Vice President, Marketing and Project Development of NAI	50,000	0.47%
Andy S.W. Lam (4) Director	0	—
All Directors and Senior Management as a group	2,926,667	27.35%

(1)	Includes 112,500 common shares held by Ms. Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.
(2)	Mr. Lixin Yang was appointed Vice President, Editing in March 2004 and has resigned since December 23 2008.
(3)	Mr. Kelvin Szeto was appointed Chief Operating Officer and Chief Financial Officer of CWN on June 1, 2006.
4)	Mr. Andy S. W. Lam was appointed Director in March 2004.

Stock Options

We adopted the 2007 Stock Option Plan, or the Plan, on October 11, 2007, under which we could issue share options with the right to purchase up to 550,000 ordinary shares to our directors, officers, and key employees. We did not grant options to individual consultants and advisors.

As at December 31, 2008, we had a total number of 396,000 options that are unvested. All of the options we granted on October 11, 2007, with an exercise price of $1.08 per share, will expire on October 11, 2012. All of the options granted under the Plan to our directors and officers have a vesting period of 1 to 5 years.

A copy of our Stock Option Plan is filed as an exhibit to this annual report.

Key Employees	Job Title	Share Granted
Joe Tai	President & CEO	180,000
Kelvin Szeto	Senior Vice president of Operations	100,000
Gilbert Chan	Senior Vice President of Marketing & Investors Relations	50,000
Board of Directors
Joe Tai	Director	25,000
Andy Lam	Director	25,000
Liu Chi Cheong	Director	25,000
Simon Liu	Director	25,000
Employees
Frank Feng Feng	Systems Administrator	20,000(Forfeited)
Mary Weixin Zhang	Editor	10,000
Jin Xu	Editor	10,000(Forfeited)
Lixin Yang	Vice-President of Editing	15,000(Forfeited)
Kai Bei Yang	Business Development & Analyst	15,000
Fornia Wai Ting Lau	Business Development Manager	20,000
Karl Por So	Web Developer	10,000
Vivien Ka Ki Leung	Corporate Secretary	10,000 (Forfeited)
Kwok Keung Pang	Accounting Officer	10,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth, as at March 31 2009, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. The percentage ownership is based on 10,700,000 shares outstanding as of March 31 2009.

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

As at March 31, 2009

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

 In the year 2008, there have been no issue of common shares, exercises in stock options and no change in the percentage of shares beneficially owned. As far as it is known to us, and except as disclosed herein, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity. The shareholders, who own five percent or more of our common shares, do not have voting rights which are different than our other shareholders who own our common shares.

United States Shareholders

As of December 31, 2008, we had three registered shareholders with addresses in the United States, holding less than 0.25% of the outstanding common shares.

B. Related party transactions

In 2008, we renewed our consulting agreement for the period January 1 – December 31, 2008 and paid $24,000 ($2,000 per month) in consulting fees to Silver Lake Investment Partners, Ltd., a company controlled by Chi Kong Liu, one of our directors and a holder of 5.42% of our outstanding shares.

In 2008, we signed a new consulting agreement for the period January 1 – December 31, 2008, and paid $60,000 ($5,000 per month) in consulting fees to Goldpac Investments Ltd., a company partially own by Chi Cheong Liu, one of our directors. Mr. Joe Tai is the Managing Partner of Goldpac Investments Ltd. and Mr. Joe Tai also is our President and CEO.   Goldpac Investments Ltd. is a holder of 1.87% of our outstanding shares.

None of our directors or senior officers and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time.

C. Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, including our consolidated balance sheets as of December 31, 2008 and 2007, and the consolidated statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2008, 2007 and 2006, and the notes to those statements and the auditors’ reports thereon.

B. Significant Changes

There have been no significant changes in our business in the period from December 31, 2008 until the date of this document.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Shares of our common stock are currently quoted on the OTC Bulletin Board under the symbol “CWNOF.OB.” For the periods indicated, the following table sets forth the high and low bid prices per share of common stock, as reported by the OTC Bulletin Board. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions. On June 23, 2009, the closing bid price per share of our common stock was $0.25.

Periods	High	Low

Fiscal Year 2008
Last Quarter (October 2008 December 2008)	$0.53	$0.20

Fiscal Year 2009
First Quarter (January-March 2009)	$0.25	$0.13
Second Quarter (April – June 4, 2009)	$0.25	$0.25

Period from December 2008 through May 2009
December 2008	$0.21	$0.19
January 2009	$0.25	$0.13
February 2009	$0.25	$0.25
March 2009	$0.25	$0.25
April 2009	$0.25	$0.25
May 2009	$0.25	$0.25

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

B. Memorandum and Articles of Association

There have been no changes to the Memorandum or Articles of Association, or Cayman Islands Law with respect to rights and powers of directors and shareholders since our 20-F Registration Statement (SEC file no. 000-33051) filed on July 3, 2002. Such discussion is hereby incorporated by reference into this annual report.

C. Material Contracts

On June 06, 2006, we entered into an office lease agreement for our current offices located at Suite 368 - 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. The term of the lease is for 5 years from August 2006. Monthly payments are CAD$6,484.67 plus applicable taxes.

On May 07, 2008, we entered into a office lease agreement for our current offices located at Room 1003, Area B, Eton Plaza,No.555 Pudong Avenue, Pudong District, Shanghai, China. The term of the lease is for 2 years from June 2008. Monthly payments are RMB$21,702.5 plus applicable taxes and maintenance fee.

We also entered in an Exchange Agreement with Marrick Investments in April 2004 to acquire the remaining assets of Technology City Holdings Ltd. Under the Exchange Agreement, we issued 200,000 new shares in October 2004 to Datacom Venture Limited, nominee of Marrick Investments Ltd.

Please see “Item 4 – Information on the Company” and the exhibits to this annual report.
 We have not entered into other materials contracts other than in the ordinary course of business during 2008.

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

Currently approximately eighty percent of our operations are in Canadian dollars.

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

Foreign exchange is administered by the State Administration of Foreign Exchange (“SAFE”), and its local branch offices, all of which are subject to the supervision of the People’s Bank of China. SAFE has established regulations relating to outward remittance by foreign investors of their share of net profit or dividends and final repatriation of their investments, in foreign currency. Subject to payment of applicable taxes, foreign investors may remit out of PRC, in foreign exchange, profit or dividends derived from a source within PRC. Swap centers have been established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation. The central foreign exchange adjustment centre is in Beijing and other centers have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions. Remittances by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of our or his investments in PRC) out of PRC is subject to the approval of the SAFE.

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

The Company's filings with the Securities and Exchange Commission, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in 100 F. St., NE, Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov.

I. Subsidiary Information

The Company has 3 subsidiaries, including NAI Interactive Ltd., a company incorporated under the laws of British Columbia (“NAI”), ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWNHK”) , and 70% owned interest in ChineseWorldNet.com (Shanghai) Limited (“CWN China”), a company incorporated under the laws of PRC.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is a small business issuer as defined in Section 230, 405 and Section 240, 23b-2 of the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, relating to any indebtedness of us or any of our significant subsidiaries. No payment of dividends is in arrears.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

In our initial annual report on Form 20-F for the year ended December 31, 2008, we reported that we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer/Chief Financial Officer, as of December 31, 2008, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, we concluded our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures currently in effect and concluded that we had and will continue to implement the following procedures to ensure the effective of our internal control. Including, (i) the intention of engaging of an outside accountant as a consultant in the future to supplement our technical resources and to provide technical support and guidance on accounting issues within the Company, and (ii) the practice of bi-weekly meetings among management and staff in the Company, including our corporate secretary, Chief Executive Officer, Chief Financial Officer and other personnel, to review and evaluate our internal controls and procedures and improve internal education with respect to accounting reviews in order to ensure those involved in financial reporting understand and apply appropriate accounting analysis.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors serves as its audit committee. The board has designated Mr. Andy S.W. Lam as its audit committee financial expert. Mr. Lam is an independent audit committee member, as defined by the rules of the Nasdaq Stock Market.

ITEM 16B. CODE OF ETHICS

On October 29, 2004, the Company adopted a Code of Ethics (the “Code of Ethics”). A copy of our Code of Ethics is filed as an exhibit to this annual report on Form 20-F filed with the securities Exchange Commission on December 4, 2004. Our Code of Ethics will be made available in print, free of charge, to any person requesting a copy in writing from our secretary at our North American headquarters in Vancouver, British Columbia, Canada.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, Chang Lee LLP in 2008 and 2007. In 2006, for professional services rendered to us during the past two fiscal years ended December 31, 2008 and 2007, our Board of Directors has considered these fees and services and has determined that the provision of these services is compatible with maintaining the independence of that firm.

	Year Ended December 31, 2008	Year Ended December 31, 2007
Audit Fees (1)	$45,000	$30,000
Audit-Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees	$0	$0
Totals	$45,000	$30,000

(1)	“Audit Fees” represent fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.

(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)	“Tax Fees” represent fees for tax compliance, tax advice and tax planning.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10A – 3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during 2008.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company did not change its principal accountant for the two most recent fiscal years and, as such, there is no requirement to provide any information under this item.

ITEM 16G. CORPORATE GOVERNANCE

The Company is not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

PART III

ITEM 17. FINANCIAL STATEMENTS

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States. The following Financial Statements pertaining to our consolidated financial statements are filed as part of this annual report:

Page #
Report of Independent Registered Public Accounting Firm	F-2

Year-end Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3
Year-end Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2008, 2007 and 2006	F-4 to F-5
Year-end Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006	F-6
Year-end Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-7
Notes to Consolidated Financial Statements	F-8 to F-21

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 17 – Financial Statements and Exhibits.”

ITEM 19. EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2	(2)	Form of Convertible Debenture dated May 31, 2004

4(b)1	(1)	Content Partnership Agreement between NAI and Yahoo! Holdings (Hong Kong) Limited, dated January 1, 2001.

4(b)2	(1)	Partnership Agreement between CWN and ALPHATRADE.COM, dated April 16, 2002.

4(b) 3	(2)	Content Partnership Agreement with PR Newswire dated May 1, 2004

4(b) 4	(2)	On-Line Content Partnership Agreement with Tanrich Financial Management Ltd. dated July 12, 2004

4(b) 5	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2003

4(b) 6	(2)	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2004

4(b) 7	(2)	Lease Agreement dated July 25, 2003 between Wertman Development Corporation and NAI

4(b) 8	(2)	Exchange Agreement between CWN and Marrick Investments Ltd.

4(b) 9	**	Consulting Agreement between CWN and Goldpac Investment Partners Ltd. dated January 1, 2007

4(b) 10	**	Consulting Agreement between CWN and Goldpac Investments Ltd. dated January 1, 2007

4(c) 1	**	Stock Option Plan Agreement dated October 1, 2007

8	**	List of Subsidiaries

10 (i)	**	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

11.1	(3)	Code of Ethics

12.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

12.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

13.1	**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

13.2	**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934

**	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s annual report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(3)	Incorporated by reference to Exhibits of Registrant’s annual report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  June [26], 2009

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/Joe Kin Foon Tai
JOE KIN FOON TAI
President, Chief Executive Officer and Director

Consolidated Financial Statements

Chineseworldnet.com Inc. & Subsidiaries
(Expressed in U.S. Dollars)
December 31, 2008 and 2007

F1

Chang Lee LLP
 Chartered Accountants

505-815 Hornby Street
Vancouver, B.C., V6Z 2
Tel: 604-687-3776
Fax:  604-688-3373

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CHINESEWORLDNET.COM INC. & SUBSIDIAIRES

We have audited the accompany consolidated balance sheets of Chineseworldnet.com Inc. & Subsidiaries (“the Company”) as at December 31, 2008 and 2007 and the related consolidated statements of stockholders’ equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

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

Vancouver, Canada
May 29, 2009	Chartered Accountants

F2

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS

As at December 31	(Expressed in U.S. Dollars)

	2008	2007
	$	$

ASSETS
Current assets
Cash and cash equivalents	684,232	2,638,614
Short term investments	1,291,726	-
Available for sale securities [note 3]	3	4
Accounts receivable	35,381	36,183
Prepaid expenses and deposits	46,515	24,101
Deferred income tax assets [note 6]	-	18,325
Total current assets	2,057,857	2,717,227
Equipment [note 4]	46,526	22,001
Deferred income tax assets [note 6]	-	40,998
Total assets	2,104,383	2,780,226

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY
Current liabilities
Accounts payable and accrued liabilities	159,841	141,466
Due to related parties, non-interest bearing [note8]	128	29,802
Deferred revenue	61,282	202,602
Total current liabilities	221,251	373,870
Convertible debentures [note 5]	236,927	205,662
Total liabilities	458,178	579,532

Non Controlling Interest	162,894	-
Commitments [note 9]
Subsequent event [note 10]
Stockholders’ equity [note7]
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,700,000 (2007 – 10,700,000) common shares	10,700	10,700
Additional paid-in capital	3,716,969	3,494,224
Accumulated other comprehensive income	40,280	30,285
Deficit	(2,284,638)	(1,334,515)
Total stockholders’ equity	1,483,311	2,200,694
Total liabilities and stockholders’ equity	2,104,383	2,780,226
See accompanying notes

F3

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated	Total
			Additional	Comprehensive		other	Stockholders’
	Common stock		paid-in	income		comprehensive	(deficiency)
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2005	8,200,000	8,200	1,195,168		(1,232,986)	21,202	(8,416)
Imputed interest on amounts due to related parties	—	—	1,178	—	—	—	1,178
Components of comprehensive income (loss):
Net loss for the year	—	—	—	(209,883)	(209,883)	—	(209,883)
Foreign currency translation adjustment	—	—	—	4,736	—	4,736	4,736
Change in net unrealized loss on available for sale securities	—	—	—	3	—	3	3
Comprehensive income (loss)				(205,144)
Balance, December 31, 2006	8,200,000	8,200	1,196,346		(1,442,869)	25,941	(212,382)

F4

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY (cont’d.)

Year ended December 31	(Expressed in U.S. Dollars)

						Accumulated	Total
			Additional	Comprehensive		other	stockholders’
	Common stock		paid-in	income		comprehensive	(deficiency)
	Shares	Amount	capital	(loss)	(Deficit)	income (loss)	equity
	#	$	$	$	$	$	$

Balance, December 31, 2006	8,200,000	8,200	1,196,346		(1,442,869)	25,941	(212,382)

Conversion of 250,000 common shares from
Convertible Debenture	250,000	250	149,750				150,000
Shares issued for private placement	2,250,000	2,250	2,067,750				2,070,000
Beneficiary conversion feature (Note 5)			29,047				29,047
Share purchase warrants (Note 5)			29,046				29,046
Stock options granted			22,222				22,222
Imputed interest on amounts due to related parties	—	—	63	—	—	—	63
Components of comprehensive income (loss):
Net income (loss) for the year	—	—	—	108,354	108,354	—	108,354
Foreign currency translation adjustment	—	—	—	4,344		4,344	4,344
Change in net unrealized loss on available for sale securities	—	—	—		—
Comprehensive income (loss)				(112,698)
Balance, December 31, 2007	10,700,000	10,700	3,494,224		(1,334,515)	30,285	2,200,694

Stock based compensation			222,745				222,745

Components of comprehensive income (loss):
-Net income (loss) for the year				(950,123)	(950,123)		(950,123)
-Foreign currency translation adjustment				9,995		9,995	9,995
Comprehensive income (loss)				(940,128)
Balance, December 31, 2008	10,700,000	10,700	3,716,969		(2,284,638)	40,280	1,483,311
See accompanying notes

F5

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31	(Expressed in U.S. Dollars)

	2008	2007	2006
	$	$	$

Revenue	1,011,322	1,325,994	643,370

Expenses
Advertising and promotion	144,906	286,439	49,836
Audit and legal	75,289	58,022	97,742
Consulting fees	95,900	84,000	24,000
Depreciation	14,229	6,923	6,271
Directors’ remuneration	8,000	—	—
Accretion on convertible debenture	31,265	13,755	—
Interest (non-cash imputed interest - related parties)	—	63	1,178
Interest expense on long-term debt	15,000	12,500	7,500
Office and miscellaneous	65,096	69,622	44,298
Printing	33,688	39,972	40,152
Provision (recovery) for bad and doubtful debts	13,410	(17,425)	87,427
Rent and operating	114,428	72,427	53,797
Salaries and benefits	599,354	465,494	347,990
Seminar operating expense	152,843	-	-
Stock Based Compensation	222,745	22,222	—
Telephone	21,569	19,073	15,261
Travel and entertainment	183,369	136,344	86,442
	1,791,091	1,269,431	861,894
Other income (loss)
Interest and sundry income	60,584	34,761	8,388
Foreign exchange (loss) gain and other losses	(231,038)	(35,522)	760
Gain (loss) on sale of available for sale securities	—	(1,669)	—
Write off of equipment	—	—	(507)
Other income (loss), net	(170,454)	(2,430)	8,641
Loss (income) before income taxes and non controlling interest	(950,223)	54,133	(209,883)
Deferred income tax recovery (expense)	(54,612)	54,221	—
Non controlling interest	54,712	—	—
Net income (loss) for the year	(950,123)	108,354	(209,883)

Earning (loss) per share - basic	(0.09)	0.01	(0.03)
- diluted	(0.09)	0.01	(0.03)

Weighted average number of common shares outstanding - basic	10,700,000	9,012,328	8,200,000
Weighted average number of common shares Outstanding – diluted	10,700,000	9,103,713	8,200,000
See accompanying notes

F6

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	(Expressed in U.S. Dollars)

	2008	2007	2006
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	(950,123)	108,354	(209,883)
Adjustment to reconcile net loss to net cash used in operating activities:
Provision for bad debt / doubtful debt	13,410	24,459	87,427
Depreciation	14,229	6,923	6,271
Accretion on convertible debenture	31,265	13,755	-
Interest (imputed) - related parties	-	63	1,178
Deferred income tax recovery	54,612	(54,221)	-
Non controlling interest	(54,712)	-	-
Stock based compensation	222,745	22,222	-
Write off of equipment	—	—	507
Foreign exchange gain and loss	—	22,014	—
Changes in non-cash working capital items:
Accounts receivable	(20,068)	(19,139)	(63,497)
Prepaid expenses and deposits	(27,717)	(10,013)	(1,784)
Accounts payable and accrued liabilities	47,601	(29,839)	26,523
Deferred revenue	(116,264)	69,867	96,030
Due to shareholders/directors	(27,318)	(3,787)	—
Net cash provided by (used in) operating activities	(812,340)	150,658	(57,228)

FINANCING ACTIVITIES
Convertible debenture issuance	—	250,000	—
Non controlling interest	215,446	—	—
Proceed of private placement	—	2,070,000	—
Net cash provided by financing activities	215,446	2,320,000	—

INVESTING ACTIVITIES
Purchase of equipment	(42,451)	(2,413)	(12,903)
Short term investments	(1,291,726)	—	—
Net cash provided by (used in) investing activities	(1,334,177)	(2,413)	(12,903)

Effect of exchange rate changes on cash and cash equivalents	(23,311)	13,451	830

Increase (decrease) in cash and cash equivalents	(1,954,382)	2,481,696	(69,301)
Cash and cash equivalents, beginning of year	2,638,614	156,918	226,219
Cash and cash equivalents, end of year	684,232	2,638,614	156,918

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	15,000	12,500	7,500
Cash paid for income taxes	—	—	—
See accompanying notes

F7

Chineseworldnet.Com Inc. & Subsidiaries

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.  During the fiscal year 2008, the Company invested and owned 70% interest in ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”)

The Company’s business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, web page hosting and maintenance, on line promotion for customers, translation services, investment seminars, investment handbooks, website contest events, and subscription fees. These services are considered as one segment based upon the Company’s organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has recurring losses since its inception and requires additional funds to maintain and expand its intended business operations.  Management’s plans in this regard are to raise debt or equity financing as required which the Company has been able to finance the operations through a series of equity and debt financings.  From August to October 2007, the Company received net proceeds of $2,070,000 in connection with the private placement. In March 2007, the Company issued a convertible debt in the amount of $250,000 at an interest rate of 6%. However, additional fund is still required to fund the Company’s anticipated business expansion.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries and a subsidiary which the Company owns 70% interest. All material inter-company accounts and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, fair value of financial instruments, allowance for doubtful accounts, asset impairment, deferred income tax assets and liabilities and stock based compensation. Management makes its best estimate of the ultimate outcome of these items based on historical trends and other information available when the financial statements are prepared. Actual amounts may ultimately differ from those estimates.

F8

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Equipment

Equipment is recorded at cost, net of accumulated amortization.

Depreciation on equipment is provided on a declining-balance basis over its expected useful lives at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%
Leasehold improvement	30%

Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2008, the Company held $221,070 [2007 - $2,574,291] in cash equivalents.

Short tem investments

The Company’s short term investments include various term deposits deposited in various financial institution, which earn interest at rate of 1.7% to 3.25% per annum and mature for September 1, 2009 to October 20, 2009.

Foreign currency translations

The Company, NAI, CWN HK and CWN SH maintain their accounting records in their functional currencies of U.S. dollars, Canadian dollars, HK dollars and Chinese Renminbi, respectively. However, the Company reports in U.S. dollars. Foreign currency transactions in the foreign subsidiaries are translated into their functional currency using the exchange rate in effect at that date for assets, liabilities, revenues and expenses. At the period end, monetary assets and liabilities denominated in the foreign currency are re-evaluated into the functional currency by using the exchange rate in effect for the period end. The resulting foreign exchange gains and losses are included in operations.

Assets and liabilities of the foreign subsidiaries are translated into the reporting U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders’ equity, as a component of other comprehensive income.

F9

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Advertising expenses

The Company expensed advertising costs as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 were $144,906, $286,439 and $49,836 respectively.

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

F10

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

The carrying value of cash and cash equivalents, short term investments, available for sale securities, accounts receivable, accounts payable and accrued liabilities and due to related parties approximates the fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, risk arising from these financial instruments.

The Company has cash and cash equivalents with various financial institutions, which may exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. However, the Company does not anticipate non-performance.  As at December 31, 2008, the Company had $nil (2007 - $2,237,142) in a bank beyond insured limits.

Concentration of credit risk with respect to trade receivables are limited due to the Company’s large number of diverse customers. The Company does not require collateral or other security to support financial instruments subject to credit risk.

The Company operates and incurs significant expenditures outside of the United States of America and is exposed to foreign currency risks due to the currency exchange fluctuation between the subsidiaries’ functional currency and the Company’s reporting currency.

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

F11

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

Revenue consists of two main sources:

1.
fees from banner advertisement, web page hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company’s Chinese Investment Guides, sponsorship fees from investment seminars and forums, all of which sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. These revenues are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

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

Fair value of financial instruments

On January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements” (SFAS 157) for all financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company has deferred its implementation of the provisions of SFAS No. 157 for all non-financial assets and liabilities in accordance with FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2), SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The adoption of SFAS No. 157 did not have a significant impact on our consolidated financial statements, and the resulting fair values calculated under SFAS No. 157 after adoption were not significantly different than the fair values that would have been calculated under previous guidance.

F12

Chineseworldnet.Com Inc. & Subsidiaries

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

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance.  For the fiscal year 2008, the Company incurred an expense for bad and doubtful accounts receivable in the amount of $13,410 (2007 – ($17,425); 2006 - $87,427) and recorded uncollectible accounts receivable written off and foreign exchange difference of $1,l712 (2007 - $nil; 2006 - $2,471).

Newly adopted accounting pronouncements and new accounting pronouncements

On January 1, 2008, the Company adopted SFAS No. 159, “Fair Value of Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value using an instrument-by-instrument election. The Company does not elect to use the fair value option and therefore, the adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial position or result of operations

In December 2007, the FASB issued SFAS No. 141 (Revised) "Business Combinations". SFAS 141 (Revised) replaces SFAS 141 "Business Combination" and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. We do not expect that SFAS 141 (Revised) will have any impact on our historical financial statements upon adoption.

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

F13

Chineseworldnet.Com Inc. & Subsidiaries

In April, 2008, the FASB issued FSP. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142- 3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on the Company’s consolidated financial position or result of operations.

In May 2008, the FASB issued FASB Staff Position (“FSP”) No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)” (previously FSP APB 14-a), which will change the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Under the final FSP, cash settled convertible securities will be separated into their debt and equity components. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability will be recorded as additional paid-in capital. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption will not have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAs statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP in the United States. Any effect of applying the provisions of this Statement shall be reported as a change in accounting principle in accordance with FASB statement No. 154, “Accounting Changes and Error Corrections.” The adoption of FSAS No. 162 will not have an impact on its results of operations, financial position and cash flows.

In June 2008, the Financial Accounting Standards Board (FASB) issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities”.  FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and affects entities that accrue cash dividends on share-based payment awards during the awards’ service period when the dividends do not need to be returned if the employees forfeit the awards.  FSP EITF 03-6-1 states that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method.  FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on its consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which addresses the application of Statement of Financial Accounting Standards (“SFAS”) No.157 for illiquid financial instruments.  FSP FAS 157-3 clarifies that approaches to determining fair value other than the market approach may be appropriate when the market for a financial asset is not active.  The Company does not expect the adoption of FSP FAS 157-3 to have a material effect on the Company’s consolidated financial statements.

In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The impact of adopting EITF 08-6 will not have a material impact on our consolidated financial condition or results of operations.

F14

Chineseworldnet.Com Inc. & Subsidiaries

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1 ("FSP FAS 107-1 and APB 28-1"), "Interim Disclosures about Fair Value of Financial Instruments". The FSP amends SFAS 107, "Disclosure about Fair Value of Financial Instruments," and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting", to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Company does not currently believe that adopting this FSP will have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 115-2 and FAS 124-2 ("FSP FAS 115-2 and FAS 124-2"), "Recognition and Presentation of Other-Than-Temporary Impairments". The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Company is required to adopt FSP FAS 115-2 and FAS 124-2 in the fiscal year 2009.  The Company does not currently believe that adopting this FSP will have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4 ("FSP FAS 157-4"), "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". The FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, "Fair Value Measurements", when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company is required to adopt FSP FAS 157-4 in the fiscal year 2009.  The Company does not currently believe that adopting this FSP will have a material impact on the Company’s financial statements.

F15

Chineseworldnet.Com Inc. & Subsidiaries

3. AVAILABLE FOR SALE SECURITIES

Available for sale securities consist of marketable securities and are summarized as follows:

		Gross	Gross	Accumulated
		unrealized	unrealized	unrealized	Market
	Cost $	gains $	losses $	losses $	value $

December 31, 2006	1,009	-	(1,005)	(1,005)	4
Change during the year	-	-	-	-	-
December 31, 2007	1,009	-	(1,005)	(1,005)	4
Change during the year	-	-	(1)	(1)	(1)
December 31, 2008	1,009	-	(1,006)	(1,006)	3

4. EQUIPMENT

		Accumulated	Net book
	Cost $	amortization $	value $

2008
Furniture and fixtures	26,054	15,825	10,229
Computer equipment	78,205	59,672	18,533
Leasehold improvement	24,691	6,927	17,764
	128,950	82,424	46,526

2007
Furniture and fixtures	25,358	17,592	7,766
Computer equipment	82,367	68,132	14,235
Leasehold improvement	-	-	-
	107,725	85,724	22,001

F16

Chineseworldnet.Com Inc. & Subsidiaries

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

On March 1, 2007, convertible debentures were issued to an investor as a working capital of $250,000 with advances secured by an unregistered three-year convertible debenture, which are due on February 28, 2010. Simple interest accrues at 6% per annum on the amount of principal outstanding. The debentures are convertible into common shares of the Company upon the Company completing its registration statement with the relevant securities commission. The principal amount of this note may be converted at a conversion price to US$1.00 per share, in whole or in part, by the Holder at any time until the note is repaid in full by the Company. In connection with the issuance of the convertible debenture, the investor also received 75,000 warrants which are exercisable at any time between March 1, 2007 and February 28, 2010 at a price of $1.30 per share.  Each warrant converts into one common stock of the Company.

In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company recorded $29,046, $29,047 and $191,907 to the share purchase warrants, beneficial conversion feature and convertible debt, respectively.

During the fiscal year 2008, $31,265 (2007 - $13,755) was accreted to the convertible debenture.  A summary of convertible debenture as follows:

	December 31,	December 31,
	2008	2007
Convertible debentures - face value

Due February 28, 2010 - unsecured and interest bearing at 6%	250,000	250,000
	250,000	250,000

Less interest (effective interest rate: 16.4%)	(58,093)	(58,093)
Accretion	45,020	13,755
Total	236,927	205,662
Less current portion	-	-
	$236,927	$205,662

F17

Chineseworldnet.Com Inc. & Subsidiaries

6. INCOME TAXES

The parent company is not subject to income taxes.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2008 $	2007 $	2006 $

Net loss for the year	(950,223)	51,133	(209,883)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Impact of foreign exchange movement	(896)	12,238	1,273
Impact of BC rate change	-	-	(6,074)
Foreign tax rate differential	(118,032)	64,176	(46,700)
Others	4,495	4,583	3,647
Recognition of non- capital loss carryforwards	-	(82,686)
Change in valuation allowance	169,045	(52,532)	47,854
Income tax expense (recovery)	54,612	(54,221)	—

The significant components of the Company’s deferred tax assets are as follows:

	2008 $	2007 $	2006 $

Non-capital loss carryforwards	291,000	191,601	275,570
Equipment and furniture	2,000	17,223	15,476
Others	5,000	-	-
	298,000	208,824	291,046
Valuation allowance	(298,000)	(149,501)	(291,046)
Net deferred income tax assets	—	59,323	—

F18

Chineseworldnet.Com Inc. & Subsidiaries

6. INCOME TAXES (cont’d.)

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $759,341 expire as follows:

$

2009	282,374
2010	128,502
2014	13,595
2015	2,555
2026	130,016
2029	202,299
759,341

The Company also has available non-capital losses for Chinese income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $182,106 expire at 2012.

7. STOCKHOLDERS EQUITY

Common Stocks

On January 28, 2007, the Company issued 250,000 common stocks for the settlement of convertible debentures of $150,000.

On October 26, 2007, 2,250,000 common stocks were issued in connection of a private placement at a price of $1.08 for a total of $2,070,000.

Stock Options

On October 11, 2007, the Company granted key officers and directors 550,000 stock options, which expire on October 11, 2012 with each stock option entitling its holder to purchase one common share at $1.08.

As at December 31, 2008, the Company has 495,000 stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2006	-	$-
Granted	550,000	1.08
Forfeited	(10,000)	1.08
Balance, December 31, 2007	540,000	$1.08
Forfeited	(45,000)	1.08
Balance, December 31, 2008	495,000	$1.08

Exercise price	Outstanding			Exercisable
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price

$1.08	495,000	$1.08	3.78	99,000	$1.08
	495,000	$1.08	3.78	99,000	$1.08

F19

Chineseworldnet.Com Inc. & Subsidiaries

7. STOCKHOLDERS EQUITY (cont’d.)

Stock options (cont’d.)

During the fiscal year 2007, the weighted average fair value of stock options granted in the year was $0.93 and compensation expense of $22,222 was recognized for options granted during the year and vesting over time using the Black-Scholes option pricing model. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

2007
Risk-free interest rate	4.36%
Expected life of options	5 years
Annualized volatility	90.6%
Dividend rate	0%

Share purchase warrants

A summary of share purchase warrants is as follows:

Expiry	Exercise Price	Number
February 28, 2010	$1.30	75,000

8. RELATED PARTY TRANSACTIONS

[a]
In 2008, the Company incurred $84,000 [2007 - $84,000, 2006 - $24,000] in consulting fees to two companies related to a director of the Company, of which there were no outstanding balance as at December 31, 2007.

[b]	In 2008, the Company paid $80,360 [2007 - $86,400, 2006 - $68,600] salary to senior officers of the Company.

[c]
As at December 31, 2008, the Company has non-interest bearing advances from a stockholder and director of $128 [2007 - $29,802, 2006 - $76,910]. In 2008, the Company recorded imputed interest of $nil [2007 - $63, 2006 - $1,178] at an interest rate of 4% per annum on these advances.

[d]	Included in accounts payable, $36,136 [2007 - $30,233, 2006 – $14,187] was payable to directors and senior officers of the Company.

[e]	During the fiscal year 2008, the Company accrued $8,000 director fees payable to the directors of the Company. The amount also has been included in 8 [d]

[f]	As at December 31, 2008, the Company provided an advance of $2,580 (2007 - $2,562; 2006 – $nil) to a director as a prepaid expenses.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

F20

Chineseworldnet.Com Inc. & Subsidiaries

9. COMMITMENTS

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

$
2009	70,784
2010	67,435
2011	39,337
Total	177,556

During the fiscal year 2008, the Company entered into a license agreement which the Company was granted a license to use and distribute the licensor’s products and service described in the agreement for a term of 3 years for a total consideration of $54,624 and payable $17,139, $18,285 and $19,200 at the beginning of year one, two and three, respectively.

10.  SUBSEQUENT EVENTS

[a]
Subsequent to the year end, the Company entered a new consulting agreement with Silver Lake Investment Partners, Limited controlled by a director of the Company.  The Company will be charged $2,000 per month for the consulting fee from January 1 to December 31, 2009.

[b]
Subsequent to the year end, the Company entered a new consulting agreement with Goldpac Investments Ltd. controlled by a director of the Company.  The Company will be charged $6,000 per month for the consulting fee from January 1, 2009 to December 31, 2009.

11.  COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.

12.  GEOGRAPHIC INFORMATION

The Company’s head office is located in Vancouver, British Columbia, Canada. The operations of the Company are primarily in two geographic areas: Canada and China. A summary of geographical information for the Company’s assets and net loss for the years is as follows:

Year ended December 31, 2008	Canada	China	Total

Revenue from external customers	$881,633	$129,689	$1,011,322
Net income (loss)	(819,324)	(130,799)	(950,123)
Total assets	1,523,879	580,504	2,104,383

Year ended December 31, 2007	Canada	China	Total

Revenue from external customers	$609	$1,358,477	$1,359,086
Net income (loss)	118,006	(9,652)	108,354
Total assets	2,763,539	16,687	2,780,226

F21