Form 20-F/A
period 2008-12-31
CHINESEWORLDNET COM INC
filed 2009-12-11
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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

ITEM 15. CONTROLS AND PROCEDURES

 Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report, and have concluded that our disclosure controls and procedures were not effective as of December 31, 2008 in that management did not perform an assessment of internal control over financial reporting for the year ended December 31, 2008 on a timely basis and, as such, we did not include a report on management’s assessment of internal over financial reporting in our annual report on Form 20-F as filed with the SEC on July 1, 2009.  We have filed this amendment to such annual report on Form 20-F in order to provide such report, as set forth below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 based on criteria for effective internal control over financial reporting described in [Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission].  Based on its evaluation, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

During its assessment of internal control over financial reporting, management identified the following deficiencies. Based on the context in which the deficiencies occur, management and the auditor agree that these deficiencies individually represent significant deficiencies:
•
Inadequate segregation of duties over certain information system access controls.  Although there were no major error or incident noted during the evaluation, the control deficiency carries significant risk of management overrides and unauthorized and approved transactions.

•
There is no human resources department in the company; the monthly salary calculations are conducted by the accounting department instead of human resources.  The lack of segregation of duties will not ensure the calculation of salary’s accuracy, and possibilities for staff receiving payment for work not attended.  There is also the potential risk of management override.

•
Purchase requisitions and purchase orders are not prepared, only oral indication is given by management.  Purchases could be initiated and executed for other uses or purchased goods or services could be misappropriated for other uses.  There is also the potential risk of fraud for these purchases.

•
Several instances of sales agreements were not properly numbered, some agreements are missing and cancelled agreements are destroyed.  Without written sales orders, it is difficult to ensure the completeness of sales, which may result in the risk of errors of record in the financial statement.

Based only on these facts, management has determined that the combination of these significant deficiencies represents a material weakness for the following reasons: Individually, these deficiencies were evaluated as representing a more than remote likelihood that a misstatement that is more than inconsequential, but less than material, could occur. However, each of these significant deficiencies affects the same set of accounts. Taken together, these significant deficiencies represent a more than remote likelihood that a material misstatement could occur and not be prevented or detected.

Therefore, in combination, these significant deficiencies represent a material weakness.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only the management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the last quarter of our fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Date:  December 11, 2009

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CHINESEWORLDNET.COM INC. & SUBSIDIAIRES

We have audited the accompany consolidated balance sheets of Chineseworldnet.com Inc. & Subsidiaries (“the Company”) as at December 31, 2008 and 2007 and the related consolidated statements of stockholders’ equity, operations and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in conformity with generally accepted accounting principles in the United States of America.

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