Form 20-F
period 2009-12-31
CHINESEWORLDNET COM INC
filed 2010-06-03
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________to _______________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________

Commission file number 000-33051

CHINESEWORLDNET.COM INC.
(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)

APPLEBY, CLIFTON HOUSE, 75 FORT STREET, P.O. BOX 190, GRAND CAYMAN, CAYMAN
ISLANDS KY1-1104
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Not Applicable	Not Applicable
(Title of each class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares, U.S. $0.001 Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,700,000 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes   ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes   ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.
☐ Large accelerated filer   ☐ Accelerated filer   ☒ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.
☒ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes   ☐ No

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Except as the context otherwise requires, all references in this annual report (the “Report”) on Form 20-F to “we,” “us,” “our,” “CWN” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, ChineseWorldNet.com (Hong Kong) Ltd. (“CWNHK”), a company incorporated under the laws of Hong Kong, 70% owned interest in ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”), a company incorporated under the laws of People’s Republic of China, 70% owned interest in Weihai Consulting Investment Ltd., (“Weihai”) a company incorporated under the laws of People’s Republic of China and CWN Capital Inc. (“CWN Capital”), a company incorporated under the laws of British Virgin Islands.  Our consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”). All monetary amounts contained in this annual report are in US dollars unless otherwise indicated.

Our executive and registered office is located at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104. Our North American head office and principal place of business is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of December 31, 2009 unless otherwise indicated.

The following discussion contains forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, products and services, future results and events and financial performance.  All statements made in this Report other than statements of historical fact, including statements that address operating performance, events or developments that management expects or anticipates will or may occur in the future, including statements related to channels, volume growth, revenues, profitability, new products, adequacy of funds from operations, statements expressing general optimism about future operating results and non-historical information, are forward-looking statements are forward-looking. In particular, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking.

These forward-looking statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from our historical results, as well as those expressed in, anticipated or implied by these forward-looking statements. These factors include, but are not limited to, the fact that we are an Internet-based provider of news and information on small and micro-cap public companies, will need additional financing to develop our activities and will be subject to certain technological and risks doing business in the People’s Republic of China (the “PRC” or “China”).  These and other factors are set forth in more detail in the Section titled “Risk Factors” at “Item 3 – Key Information” and “Item 5 – Operating and Financial Review and Prospects”, as well as elsewhere in this Report. We do not undertake any obligation to revise or update these forward-looking statements to reflect any future events or circumstances.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected consolidated financial information from our consolidated financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2009, 2008, 2007, 2006 and 2005.  The information for the last three fiscal years ended December 31, 2009, 2008 and 2007 have been extracted from the Company’s audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.  Information for the years ended December 31, 2006 and 2005 have been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

	Year ended December 31,
Selected Financial Data	2009	2008	2007	2006	2005
Consolidated Statements of Operations:
Revenue	$906,455	$1,011,322	$1,325,994	$643,370	$533,521
Net income (loss) for the year	(402,209)	(1,004,835)	108,354	(209,883)	(78,030)
Net income (loss) attributable to non-controlling interest interest	(72,977)	(54,712)	—	—	—
Net income (loss) attributable to common stockholders	(329,232)	(950,123)	108,354	(209,883)	(78,030)
Earning (loss) per share – basic	(0.03)	(0.09)	0.01	(0.03)	(0.01)
Earning (loss) per share – diluted	(0.03)	(0.09)	0.01	(0.03)	(0.01)
Weighted average common shares outstanding – basic	10,700,000	10,700,000	9,012,328	8,200,000	8,200,000
Weighted average common shares outstanding – diluted	10,700,000	10,700,000	9,103,713	8,200,000	8,200,000

Consolidated Balance Sheets:
Total assets	$1,933,021	$2,104,383	$2,780,226	$226,896	$312,053
Equipment	73,012	46,526	22,001	22,677	16,767
Total current liabilities	583,959	221,251	373,870	439,278	170,469
Total stockholders’ equity (deficiency)	1,349,062	1,646,205	2,200,694	(212,382)	(8,416)

No dividends have been declared or paid in Fiscal 2009.

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

D. Risk Factors

The following discussion in this Report on Form 20-F contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties. Our actual results may differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed under the heading “Item 4 – Information on the Company” and “Item 5 – Operating and Financial Review and Prospects” and those discussed elsewhere in this Report. In evaluating our business, prospects and results of operations, readers should carefully consider the following factors in addition to other information presented in this Report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations. See “Cautionary Notice Regarding Forward Looking Statements” above.

RISK FACTORS RELATING TO OUR COMPANY AND OUR BUSINESSES

The market turmoil arisen from the global financial crisis in 2008 may continue to affect our financial performance, the demand of financial related services and investor relation services, and our client and user base.

The global financial crisis in 2008 has had a negative impact on our businesses as shown in our declining revenues, client base and conference attendance and sales since the latter half of 2008.  Despite signs of economic improvement in the general financial market in 2009, we may continue to face difficulties in our businesses if new strategies or business models are not developed and implemented.

Our businesses are dependent on the level of trading activity in PRC’s securities markets.  Volatility in PRC’s securities markets may dampen investors’ interest in such markets and adversely affect our revenue and profitability.

Our businesses are dependent on user demand for market intelligence on various securities markets, including PRC’s securities markets.  The demand for investment in PRC’s securities markets has fluctuated with the level of trading activity there.  In the last several years, PRC’s securities markets have experienced significant fluctuation.  If the PRC’s securities markets weaken, and if investors’ interest in PRC’s securities markets declines, our businesses could be significantly and adversely affected.

Our limited operating history in certain activities makes it difficult to judge our prospects.

Although we have an operating history of 10 years, we may have a limited history in terms of certain aspects of our operation.  This includes our institutional conference business and those new strategies and business models we developed in the face of the global financial crisis, such as the road show business and the distribution of financial information to third parties.  Potential investors should be aware of the risks associated with such, and expect that most of our revenues in the foreseeable future be applied towards building and growing the Company and its businesses.

We may not be able to successfully implement our growth strategies.

We are pursuing a number of growth strategies.  Internally, we require constant development and expansion of our content and knowledge base.  Externally, we endeavor to create sustainable partnerships, joint ventures and acquisitions with providers of financial products and services.  We seek out relationships with companies with customers in North America and Asia, offering new services for which there are no strong and well established markets, or new services where we lack experience and expertise.  In light of this, we cannot guarantee that the new services will be commercially viable or delivered in a timely manner.

In addition to revenues we generate from premium subscription and marketing services, we intend to increase revenues of our Portal business through online banner advertising and distribution of financial information to third parties.  To date, we have had limited success with online banner advertising, which we attribute to a low number of website content contributors.  We intend to increase online banner advertisements by increasing the number of website content contributors.  We also have had limited success with distribution of financial information to third parties as we are still new into the business and we have yet to build our client base.  There is no guarantee we may be able to achieve what we desire.  Furthermore, we intend to grow our IR/PR business and GCFF investment seminars and conferences by increasing internal support staff and other resources.  The increased associated costs may impede our results of operations and financial condition, with no guarantee of success or increase in revenue.

We may not be able to maintain our existing or enter into new successful partnerships or collaborations.

We offer a suite of services which we rely on partnerships and collaborations with external parties.  There is no guarantee that we will be able to maintain our existing or enter into new successful partnerships or collaborations.  As a result, we may not be able to maintain or achieve profitability.

Our future performance is dependent on our ability to retain senior management and key personnel.

Our performance is substantially dependent on the performance of our senior management and key personnel.  In particular, our success depends on the continued efforts of our senior management team.  We intend to grant stock options to our senior management and key personnel in lieu of salary raise.  Due to potential fluctuation of our future share price, our employees may have their stock options at strike prices far above the then current share price.  As a result, our employees may not consider their stock options to be a valuable form of compensation, and we may need to provide other forms of compensation such as salary increase, bonuses or equities in an effort to retain them.  Our inability to retain employees, particularly our senior officers, and key sales, technical, marketing and other service personnel in our key revenue producing businesses could have a material adverse effect on businesses, results of operations and financial condition.

Our businesses may be adversely affected if we do not continue to expand and maintain an effective customer support force.

We offer our clients and users customer support in English, Cantonese and Mandarin through a North American toll free telephone number.  The purpose of customer support is to resolve our clients’ and user’ issues and questions as well as to explain our Company’s service offerings.  Most of our staff members involved in the customer support function are relatively new to the Company, and may not have sufficient training or experience to effectively serve our clients and users.  We will need to increase our customer support force as our businesses expand, as well as provide adequate training to them.  We may not be able to hire and retain employees without short-term disruptions to our operations, and locating multilingual workers may post a challenge.  Failure to maintain a working customer support team may have a material adverse effect on our businesses.

Difficulties associated with our brand development may harm our ability to attract clients and users.

We believe that a general increase in competition for online financial services has elevated the importance of brand building and brand awareness.  We also believe that maintaining and generating awareness about our websites, www.chineseworldnet.com, www.nai500.com, www.gcff.ca and www.rzto.com, as well as their associate brands are important aspects in our efforts to continue to attract clients and users.  Our planned products and services may not be widely recognized, and we will need to increase awareness amongst potential users.  Despite continued efforts to generate brand awareness, it may be ineffective or unsuccessful in reaching potential users.  Potential users may not be receptive to our advertising campaigns and/or other efforts.  Accordingly, our efforts may be unsuccessful in raising awareness of our websites and their associate brands or in persuading potential clients and users to purchase or use our services.

We do not own the URLs for our principal websites.  If we lose the right to use our principal website addresses or URLs, our businesses could be seriously harmed.

Our principal website addresses or Uniform Resource Locators (URLs), www.chineseworldnet.com, www.nai500.com, www.gcff.ca and www.rzto.com, are currently licensed from Register.com on a yearly basis.  As per our services agreements with Register.com, there is no guarantee that we can renew the services agreements with regard to our principal website addresses or URLs.  If we lose the right to use the www.chineseworldnet.com, www.nai500.com, www.gcff.ca and www.rzto.com domain names, they may become the property of our competitors or other parties, either of which could have a material adverse effect on our businesses, results of operations and financial condition.

We face significant competition which could adversely affect our businesses, results of operations and financial condition.

The markets for our Portal, IR/PR, Conference and Online Platform businesses are extremely competitive and rapidly changing.  The number of competitors competing for our potential clients and users’ attention and spending has increased significantly since we commenced operations and we expect that competition will continue to intensify.  As we continue to broaden our range of product offerings, we expect increasing competition from established players as well as less well-known players in the coming years.  Many of these competitors have longer operating histories, better brand recognition, larger customer bases and databases, and significantly greater financial, technical and marketing resources.  In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues.  Any of our present or future competitors may provide products and services that provide significant better performance, price, creativity or other advantages over those offered by us.  Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers.  Our ability to compete successfully depends on many factors, including the quality of our content, the breadth, depth and ease of use of services, sales and marketing efforts, and performance of technology etc.  See Section titled “Competition” at “Item 4 – Information on the Company”.

We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities.  We also compete, directly and indirectly, for clients and users with companies specialized in providing IR/PR services and for conference participants and attendees with companies specialized in hosting and organizing conferences.

Many of our existing competitors, as well as potential new competitors, may adopt our business model and devote greater resources than we can to the development and promotion of service offerings similar to or more advanced than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours.  They may also undercut us by making more attractive offers to our existing and potential employees, content providers, sponsors, clients and users. New and increased competition could result in price reductions for our research tools, reduced margin or loss of market share, any of which could materially and adversely affect our businesses, results of operations and financial condition.

Unforeseen developmental difficulties with our technological infrastructure may hinder our efforts.

We have undertaken measures to enhance our design and technological infrastructure in order to improve our portals and websites, and we intend to continue doing so in the foreseeable future.  In the past, we have experienced unexpected web traffic, leading to slow upload times or other problems.  While we have worked towards resolving these problems, they can be expected to occur again in the future, hence, the need of our continual efforts to upgrade and improve our portals and websites.  Unforeseeable developmental difficulties may prevent us from implementing improvements or lead to higher than anticipated costs, and repeated problems in accessing our websites can deter visitors from future use.  All of these, and possibly other problems, will affect our businesses, operations and financial condition, unfavorably.

If we are not able to respond successfully to technological or industry developments, our businesses may be materially and adversely affected.

The online financial data and information services market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs.  New services or technologies may render our existing services or technologies less competitive or obsolete.  Responding and adapting to technological developments and standard changes in our industry, the integration of new technologies or industry standards, or the upgrading of our networks may require substantial time, effort and capital investment.  In the event that we are unable to respond successfully to technological industry developments, this may materially and adversely affect our businesses, results of operations and competitiveness.

Our ability to maintain and increase our readership depends on the continued growth in use and efficient operation of the Internet.

The web-based information market is rapidly evolving.  Our businesses would be adversely affected materially if web usage does not continue to grow or grows slowly.  Web usage may be inhibited for a number of reasons beyond our control, such as:

•	inadequate network infrastructure;
•	security and privacy concerns;
•	inconsistent quality of service; and
•	unavailability of cost-effective, high-speed access to the Internet.

Our users depend on Internet service providers, online service providers and other website operators for access to our websites.  Many of these companies providing such services have experienced service outages in the past and could experience service outages, delays and other difficulties unrelated to our systems.  These occurrences could cause our users to perceive the web in general or our websites in particular as an unreliable medium and, therefore, cause them to use other media to obtain their financial news and information.  We also depend on a number of information providers to deliver information and data feeds on a timely basis.  Our websites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information, which could materially and adversely affect our businesses, results of operations and financial condition.

We may be held liable for information retrieved from our website and such potential liability could harm our businesses.

Because our services can be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of that material, such as violation of censorship laws in the PRC.  In addition, we do not carry any liability insurance to indemnify us for all liability that may be imposed.  Any imposition of liability could have a material adverse effect on our businesses, results of operations and financial condition.

We may be held liable for the content of our electronic and hard copy publishing and such potential liability could harm our businesses.

We are paid by companies to produce company profiles, translated fact sheet and presentation materials, which are distributed to target investors by email, mail and published on our website.  Our users may request and receive directly from us a hard copy of any such review.  We make no recommendation for the purchase of securities in any of our public company clients’ securities and each report contains a disclaimer to that effect.  We do not send out unsolicited copies of the reports on our client companies’ behalf.  We receive a fee from the client company for preparing the report but receive no underlying interest in the client company’s securities nor do we take any position in those securities.

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

Failure of our internal security measures or breach of our privacy protections may cause us to lose users and subject us to liability.

Users who subscribe to our premium subscription-based products are required to supply certain personal information which we use to administer our services.  We also require users of some of our free products and features to provide us with certain personal information.  Additionally, we rely on security and authentication technology licensed from third parties to perform real-time credit card authorization and verification, and at times rely on third parties, including technology consulting firms, to help protect its infrastructure from security threats.  In this regard, our users depend on us to keep their personal information safe and private from third parties.  If users perceive that we are not protecting their privacy, or if the technology developed by these third parties does not function as anticipated and our information security measures are breached, our users could be discouraged from registering to use our services, which could have a material adverse effect on our businesses, results of operations and financial condition.

We may be involved in future litigation over our use of technology rights.

We currently own and license technology from third parties.  None of our application technologies are proprietary to us.  As we continue to introduce new services that require new technology, we anticipate that we may need to license additional third-party technology.  These existing and additional technology licenses may not be available to us on commercially reasonable terms, if at all.  In addition, it is possible that in the course of using new technology, we may inadvertently breach the technology rights of third parties and face liability.  Our inability to obtain these technology licenses or avoid breaching third party technology rights could delay or compromise our introduction of new services and could materially and adversely affect our businesses and financial condition.

We cannot be certain that our website content and online services and tools do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties.  We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.  If we are found to have violated the intellectual property rights of others, we may be banned from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives.  In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.  Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely affect our businesses.

We enter into confidentiality agreements with our employees and consultants, and control access to and distribution of our documentation and other licensed information.  In spite of these precautions, it may be possible for such persons to breach such precautions or controls or a third-party to copy or otherwise obtain and use our licensed services or technology without authorization, or to develop and apply similar technology independently.  In addition, effective copyright, trademark and trade secret protection may be unavailable or limited, and the global nature of the Internet and the media makes it practically impossible to control the ultimate destination of our products.  Policing the unauthorized use of our licensed technology is difficult as are the steps necessary to prevent the misappropriation or infringement of our licensed technology.  In addition, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial cost to us, divert our resources and have a material adverse effect on our businesses, results of operations and financial condition.

Our long-term liquidity and capital resources are uncertain.  Failure to maintain profitability and positive cash flow may lead to failure of the businesses.

We anticipate the need to secure additional financing in order to maintain our existing operations and to implement our planned expansions in North America and Asia.  The Company has recurring losses from operations since inception and has accumulated a deficit of $2,613,870 as at December 31, 2009.  The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing to maintain and to expand its business operations.  Management has been able to finance its business operations through equity and debt financing.  Management will continue to seek additional capital to finance its business operations and expansions through equity and debt financing.  However, there can be no assurance that such financing will materialize on a timely basis or obtained on favorable terms.  These conditions raise substantial doubt that the Company will be able to continue as a going concern.

Our strategy of expansion through acquisitions has been and will continue to be costly and may not be effective, and we may realize losses on our investments.  It may also affect our ability to receive favorable financing terms.

We have acquired, and intend to continue to acquire, companies and assets that we believe will enhance our revenue growth, operations and profitability.  Our acquisitions may result in the use of significant amounts of cash, dilutive issuances of our common shares and amortization expenses related to goodwill and other intangible assets, each of which could materially and adversely affect our businesses.  These acquisitions involve significant risks, including:

•	the difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business;
•	the diversion of management attention from other business concerns;
•	the reduced availability of favorable financing for future acquisitions;
•	the additional expense associated with acquired contingent liabilities;
•	our inability to manage adequately the currency, interest rate and equity price fluctuations relating to our acquisitions and investments;
•	the loss of key employees in acquired businesses;
•	the risk of being sued by terminated employees and contractors; and
•	our lack of familiarity with local market and other conditions and business practices

If we acquire another business, we would need to integrate, manage and protect our interests in our acquired businesses successfully, and failure to do so could have a material adverse effect on our businesses, results of operations and financial condition.

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

In addition, there is no guarantee that acquisitions would actually enhance our revenues, operations and profitability.  If those benefits do not materialize as expected, our financial condition may worsen and we may have lower cash balance, lower profitability, higher debt level and lower credit rating.  These will likely affect our ability to receive favorable terms on equity or debt financing.  As a result, we may need to accept a less than favorable financing such as issuing common shares at below book value or market value or issuing debt at a higher interest rate, should we require additional capital for our operations.

Our Portal business may be adversely affected if we fail to attract or retain sufficient number of Premium Subscribers or if we fail to develop or introduce new features and research tools.

Currently, we offer Premium Subscribers a number of service packages with premium and personalized features and functionalities.  If we fail to attract or retain sufficient number of Premium Subscribers to our premium service packages, or if our readers continue to use our free services rather than subscribing to our Premium Services, our revenues may decline.  In addition, if we fail to offer new features or tools on a regular basis, or if such features and tools are not favorably received, our Premium Subscribers may choose to discontinue their subscription.  Alternately, if we fail to offer service packages that provide value, potential subscribers may turn to our competitors that put more resources into innovation of their products rather than using our services.  In developing new features and tools, it is probable that we will experience challenges that may delay or prevent launching these new services. Furthermore, the said new services may contain errors that are discovered only after launch.  Our Portal business may be affected adversely in the aforementioned scenarios.

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

Failure to establish and maintain strategic relationships with other companies, including partnerships with content providers in Greater China,  may negatively affect our subscriber and reader base, hence, our businesses.

We depend on establishing and maintaining content syndication and headline indexing relationships with high-traffic websites for a portion of our current subscriber and reader base.  There is intense competition for relationships with these firms and placement on these sites, and we may have to pay substantial fees to establish additional content syndication and headline indexing relationships or maintain existing relationships in the future.  We may be unable to enter into or successfully renew relationships with these firms or sites on commercially reasonable terms.  Many companies that we may approach for a strategic relationship or which already have strategic relationships with us also receive financial news and information from other sources.  As a result, these companies may be reluctant to enter into or maintain strategic relationships with us.

We also depend on establishing and maintaining the content of the financial markets, economy and company trends in Greater China as a key aspect of our businesses.  These content include blogs, expert analysis, news articles and commentaries.  Failure to maintain the quality of such content or to develop the content through partnerships may negatively affect our client and readership base.

If we do not establish additional and maintain existing strategic relationships on commercially reasonable terms, or if any of our strategic relationships do not result in an increase in the number of subscribers or readers of our websites, our businesses may be negatively affected.

Certain of our revenues from our Portal and IR/PR businesses are billed on a fixed-price basis which may be subject to cost over-runs and we may incur a loss as a result.

Certain of our Portal and IR/PR businesses include individual and short-term projects billed on a fixed-price basis as distinguished from a method of billing on a time and materials basis.  Our failure to obtain new business in any given quarter or estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete fixed-price engagements within budget, on time and to clients’ satisfaction could expose us to risks associated with cost over-runs, which could have a material adverse effect on our businesses.

Failure to attract individual investor participants to our conferences or failure of implementing the changes planned for the Conference business may decrease attendance of presenting companies, corporate delegates, and in general, paying participants for the conferences.

Our Conference business represents a significant portion of our revenue.  Presenting companies and exhibitors pay to attend our conferences typically for the purpose of meeting individual investor participants.  Failing to attract individual investor participants to our conferences may result in a decline of presenting companies and exhibitors, thereby affecting our overall revenue.  In the future, we may increase the price we charge the presenting companies and exhibitors or we may begin charging the individual investor participants, this may have a negative effect on the attendance, thereby also affecting our overall revenue.

In addition, our Conference business had undergone changes to address the current financial environment.  Specifically, the repositioning of the Toronto Conference 2009 and the Shanghai Conference 2009 away from the traditional focus on the capital markets and towards a more general partnering business format for selected industries in cross-border businesses between North America and Greater China.  The success of the conferences is, by no means, secure.  Problems may arise from inexperienced company personnel as well as other factors which may have a negative effect on the revenue of our Conference business.

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

Many companies that we may approach for a strategic relationship or who already have strategic relationships with us will have financial commitments and responsibilities involved with our company.  Failure to establish or maintain relationships with said companies would significantly affect our businesses.

RISKS RELATING TO OUR INDUSTRY

Intense competition could reduce our market share and harm our financial performance.

A number of financial news and information sources compete for consumers’ and advertisers’ attention and spending. We compete for advertisers, readers, staff and outside contributors with many types of companies, including:

•	English Content:
o
online services or websites focused on business, finance and investing, such as CBS.MarketWatch.com, CNBC on MSN Money, CNNfn.com, The Wall Street Journal Online, TheStreet.com, Globeinvestor.com, TheNewYorkTimes.com, DowJones.com, SmartMoney.com, and The Motley Fool;

o	publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio, and CNBC;
o	web “portal” companies, such as Yahoo!, MSN.com, and America Online;
o	online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE, and TD Waterhouse; and
o	providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, and Dow Jones Markets.

•	Chinese Content:
o	online services or websites focused on business, finance and investing, such as Chinesefn.com, HKNasdaq.com, Chinese.wsj.com, www.cnyes.com, and www.jrj.com;
o	publishers and distributors of traditional media, including print, radio and television, such as Apple Daily, MingPao Daily, SingTao Daily, ChinaByte, and Xinhua News Agency;
o	web “portal” companies, such as Yahoo! China, Yahoo! Hong Kong, baidu.com, China.com, Taiwan.com, Sina.com, Sohu.com, HongKong.com, Tom.com, 36.com, Netease.com, Yam, and Hinet; and
o	online brokerage firms, many of which provide financial and investment news and information, such as whsb.com, Cash Online, and Pt123.com.

Our ability to compete depends on many factors, including the originality, timeliness, insightfulness and trustworthiness of our content and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do.  This may allow them to devote greater resources than we can to the development and promotion of their services.  These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering more of their financial news and commentary for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers.  Our competitors may develop content that is equal or superior to our content or that achieves greater market acceptance than our content.  It is also possible that new competitors may emerge and rapidly acquire significant market share.  We may not be able to compete successfully for advertisers, readers, staff or outside contributors, which could materially adversely affect our businesses, results of operations and financial condition.  Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our businesses, results of operations and financial condition.

We also compete with other websites, television, radio and print media for a share of advertisers’ total advertising budgets.  If advertisers perceive the Internet or our websites to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our websites.

Furthermore, we are experiencing increased competition with a growing number of companies in the United States and Canada with respect to our IR/PR and Conference businesses.  There is a growing trend for companies to put on trade shows and conferences regarding investing in China, which competes with our business. If we are not able to effectively compete with these companies for the limited marketing budgets of participants, our business may be adversely affected and our financial performance may be harmed.

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

Inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems – commonly known as cracking or hacking. Our current policies, procedures and configurations for managing our systems, including our computer servers, may not be adequate to protect our facilities and the integrity of our user and customer information. Although we intend to implement security measures to protect our facilities and the integrity of our user and customer information, such measures could be ineffective or circumvented. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in our services, in addition to the outages that occur in our systems from time to time for various reasons, including power interruptions, errors in instructions, equipment inadequacy, capacity and other technical problems. We do not carry errors and omissions or other insurance covering losses or liabilities caused by computer viruses or security breaches. Compromises or breaches in the security or integrity of our facilities or customer or user information, or inappropriate use of our Internet services, could subject us to litigation and could adversely affect our customer base, business, prospects, share price, results of operation and financial condition.

Existing and future laws and regulations may increase our costs of doing business and legal compliance expenditures.

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

Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce the use of our network and impede our growth.

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

The Greater China and Asian Internet industry is a developing market and is not a proven effective commercial medium.

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

The PRC’s regulation of content distributed on the Internet may adversely affect our businesses.

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

Issues, risks and uncertainties relating to the PRC government regulation of the Chinese Internet sector include the following:

•
The problems that foreign telecom service providers have faced in accessing China's market should improve as foreign companies will be permitted to establish joint venture operations in domestic or international data services without quantitative restrictions in Beijing, Guangzhou, and Shanghai—though the foreign investment share may not exceed 25 percent. Foreign companies will be able to invest up to 49 percent. Although, PRC was officially admitted to the World Trade Organization (the “WTO”), it is still not clear how this agreement may be changed in future.

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

As of December 31, 2009, we have an aggregate of 10,700,000 shares of common stock outstanding, which includes 3,140,000 shares which were freely transferable without restriction under the Securities Act (excluding any shares purchased in the offering by any person who is or thereby becomes an “affiliate” of us).  There were a total of 7,560,000 common shares which were “restricted securities”, as defined in Rule 144 under the Securities Act.

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

There is uncertainty as to our shareholders’ ability to enforce civil liabilities in the Cayman Islands, Canada and the Greater China.

We are a Cayman Islands company and have no assets located in the United States. A substantial portion of our current operations is conducted in Canada and the Greater China. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Canada, Hong Kong, Taiwan and, PRC and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands, Canada, Hong Kong, Taiwan, PRC or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of our state.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

CWN was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands. We are principally based in the Cayman Islands and our operations are primarily conducted in North America and Asia. The address of our principal executive and registered office is that of our agent, Appleby, being: Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104, their telephone is (345) 949-4900. Our North American head office and principal place of business is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, our telephone is (604) 488-8878.

On January 15, 2000, we completed the acquisition of NAI, a company incorporated under the Company Act (British Columbia), from Ms. Tim Yee Lau, a related party to our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our common shares valued at $5,625.  NAI has an office located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

In October 2000, we purchased 100,000 common shares of Technology City Holdings Limited (“TCHL”), a company incorporated and based in Hong Kong, representing 4.167% of the then issued and outstanding common shares of TCHL, for $100,000.  TCHL is a multi-media, Internet-based financial information provider focusing on listed securities in Hong Kong.  A purpose of the investment was to establish a business relationship with TCHL to provide us with market and content information for our businesses.

On November 2, 2000, we completed a private placement and issued 2,000,000 of our common shares at a price of $0.40 per common share for total gross proceeds of $800,000, which were used for general working capital purposes.

On May 31, 2004, we issued a 5% Unsecured Convertible Debenture for a term of three years for total gross proceeds of $150,000.

On October 29, 2004, we issued 200,000 of our common shares to acquire all of the assets of TCHL, which included HK$540,000 in cash and equipment, from Marrick Investments Limited (“Marrick”).  Marrick nominated its sister company, Datacom Venture Limited (“Datacom”), to be the record owner of the shares.  Datacom is one of the majority shareholders of the Company.  See “Item 7 – Major Shareholders and Related Party Transactions”.

In November 2004, we commenced operations in Hong Kong, China through our subsidiary, CWNHK, at an office located at Room 1101, St. George’s Building, 2 Ice House Street, Central, Hong Kong. CWNHK provides us with a regional operation base for CWN’s penetration and expansion plans in the Asian markets.

In 2005, we terminated our lease of the Business Center Space in Toronto, which was then used by our employees in Vancouver when they travelled to Toronto. Subsequent to the termination of the lease, we rented a P.O. Box at the Toronto Board of Trade at P.O. Box 60, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1C1 where mails were being forwarded to our Vancouver office.  In 2008, we cancelled our subscription to a P.O. Box.

On September 25, 2006, we obtained the trading symbol of “CWNOF.OB” and our common stock has been approved for trading on the OTC Bulletin Board in October 2006.

On January 18, 2007, the 5% Unsecured Convertible Debenture we issued on May 31, 2004 was converted into 250,000 common shares of the Company, at a fair value of $0.60 per common share.

On March 1, 2007, we issued a 6% Unsecured Convertible Note for a term of three years for total gross proceeds of $250,000.

On October 26, 2007, we completed a non-brokered private placement and issued 2,250,000 of our common shares at a price of $1.08 per common Share for total net proceeds of $2,070,000 for the purpose of expanding all businesses into China.

On February 1, 2008, CWNHK and Shanghai Compass Venture Capital Investment Company Limited signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China.  CWNHK has a 70% controlling interest in CWN China.  CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provides the Company with the capabilities and resources to penetrate and expand particularly in the Greater China markets.  As of December 31, 2009, there were ten employees in Shanghai, China, with duties ranging from translations, web design and technical support, to sales, business development and marketing.  CWN China also heads the Company’s efforts in hosting various events in the Greater China region.  On September 8, 2009, CWN China funded and incorporated Weiahi Consulting Investment Ltd. (“Weihai”) under the law of People’s Republic of China with intent to carry out other proposed business operations.

In August 2009, we incorporated CWN Capital under the BVI Business Companies Act, with a registered address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands.  CWN Capital is our wholly-owned subsidiary for the purpose of providing a vehicle for expanding the scope of our businesses into the capital markets, which is still in an early development stage.

Subsequent to the year end, on February 24, 2010, the 6% Unsecured Convertible Note we issued on March 1, 2007 was converted into 250,000 common shares of the Company, at contract price of $1.00 per common share.

During Fiscal 2009, the Company made net purchases of property and equipment in the amounts of $39,974 primarily relating to the purchase of equipment for business development.  There are currently no major capital projects or divestitures in progress.

B. Business Overview

The Company’s business model consists of four principal businesses: (1) the Internet financial portal (“Portal”) business, conducted under the ChineseWorldNet.com brand via the “www.chineseworldnet.com” website; (2) the investor relations and public relations (“IR/PR”) business, conducted under the NAI500 brand via a number of media channels including the “www.nai500.com” and “en.nai500.com” websites, as well as certain other promotional services; (3) the North America and Greater China cross-border business partnering conferences (“Conference”) business, conducted via the brand of Global Chinese Financial Forum and its ”www,gcff.ca” website; and (4) the online platform (“Online Platform”) business, conducted under the Rong Zhi Tong Online brand via the “www.rzto.com” website. Our IR/PR business was the result of the acquisition of NAI for a purchase price of 112,500 of our common shares valued at $5,625. Our Conference business was segregated from our IR/PR business as it expanded in popularity and size. Our Online Platform business was launched in October 2006 and primarily serves as an online engine that connects professional service providers with small to medium sized companies in the Greater China region.

INTERNET FINANCIAL PORTAL (“PORTAL”) BUSINESS

Overview

Our www.chineseworldnet.com website is a financial web-based portal that provides up-to-date financial information and financial management tools in the Chinese language to our target audience, the Chinese investor community in North America. Our Portal business provides financial news and covers corporate information of more than 98% of the listed stocks on the major North American exchanges including NYSE, AMEX, NASDAQ, OTCBB, TSX, AND TSX-V. Furthermore, coverage for the Asian financial market was also started a few years ago and would be further developed in the near future through a combination of internal efforts as well as partnerships. During the early development stage of the portal, all information and services we provided through our www.chineseworldnet.com website were free of charge, including certain premium information and services such as premium articles and market commentary which were only accessible by registered subscribers who paid no subscription fee. Since the launch of the final phase of the www.chineseworldnet.com website in October 2002, we have introduced a new level of subscribers called “Premium Subscribers,” who are required to register as subscribers and pay a fee to obtain and use certain premium and personalized products and services.

Current Product / Service Offering

Currently the portal provides information, news, data, and investor’s tools on a variety of financial products such as stocks, options, forex, futures, and ETF (exchange-traded funds). The following contents and features are provided free of charge on the www.chineseworldnet.com website to all readers, other than the Premium Services described below for which we charge a fee.

1. Company Profile

This section features a variety of interactive investment tools that enable users to conduct their own financial research of companies, including delayed stock quotes, summary company profiles, analysts’ buy/sell ratings, company news, insider trading information, intraday and historical stock charts, and financial statement summary.

2. Headlines and Market News

Throughout the day, we provide headlines and news stories in brief covering various corporate announcements.  We also provide continuous update of market news from 5 a.m. to 5 p.m. Pacific Time on each business day covering the latest movements of the major indices, the most active stocks, news from foreign markets, earnings news, mergers and acquisitions news, and other major market events.

3. Commentary

This section features commentary prepared by our in-house editorial team and external contributors who comment on topics such as money management, technical analysis, currency issues, industry analysis, macroeconomics, fundamental analysis, financial planning, mutual funds, initial public offerings, technology, and international investing.

4.  Premium Services

In addition to the provision of financial news and corporate information of public companies in North America and the Greater China region, our www.chineseworldnet.com website also offers to our Premium Subscribers, through partnerships and affiliations, personalized services such as online investment tools and applications such as portfolio tracking.  The following Premium Services are provided to Premium Subscribers, who currently pay a monthly subscription fee of $9.95 and an annual subscription fee of $59.95.

a. Personalized Financial Services “MyCWN”:

“MyCWN” is a platform on our www.chineseworldnet.com website that allows Premium Subscribers to create a personalized portal to customize and manage their own personal stock portfolios. They can also easily access and view news and information of companies in their particular portfolios.

b. CWN Research Reports

Premium Subscribers get access to weekly in-depth research reports prepared by our in-house editorial team on individual stocks, overall market trends, industry, and other topics of interest.

c. Real-Time Stock Quotes

We offer real-time streaming stock quotes as an additional premium service for registered users for which we charge a fee. This service is provided through a third-party supplier. The current fee is $30 per month per user for Level 1 real-time quotes and $40 per month per user for Level 2 real-time quotes. Level 1 represents the basic real-time stock price while Level 2 quotes include market depth of trading activities.

Future Product / Service Offering

Readers are not required to register as subscribers at this time although we may in the future require registration before allowing access to our contents and services.

We are planning to upgrade our www.chineseworldnet.com website providing a new layout that focuses on user friendliness.  We would also strengthen our platform by covering additional content and investors’ tools in each of our featured financial products. We are not planning for any additional features for our Premium Services in 2010 but we may do so in the future, such as additional investment tools and premium research reports, on our web portal.

Revenue Model of the Portal Business

1. Premium Subscription Fees

Until October 2002, all information and services we provided through our www.chineseworldnet.com website were offered free of charge, including certain premium information and services such as premium articles and market commentary which were only accessible by registered subscribers, who were not required to pay a subscription fee. Since the launch of the final phase of the www.chineseworldnet.com website in October 2002, we have introduced a new level of subscribers called Premium Subscribers, who are required to register as subscribers and pay a subscription fee to obtain access to certain premium and personalized products and services.  Currently, Premium Subscribers pay a monthly subscription fee of $9.95 or an annual subscription fee of $59.95.  Premium Subscribers can further subscribe to Level 1 basic real-time stock quotes for $30 per month per user or Level 2 real-time stock quotes including information on market depth of trading activities for $40 per month per user.

2. Banner Advertising

CWN derives revenue from selling banner advertising to companies on the www.chineseworldnet.com website. The fee for a six-month banner advertising ranges from $750 to $1,200.  On a monthly basis, it is based on an estimated number impressions of the www.chineseworldnet.com website.  We charge up to $1,500 per month for the services we provide, and revenue generated from banner advertising is recognized monthly, based on the terms committed by our customers. The amount of fees charged depends on the size and the location of the banner advertisement on our website. There is no adjustment to the monthly flat fees if the actual clicks differ from the estimated clicks.

3. Online Marketing and Intermediary Service

It is our intention that our subscribers will be able to access information on various financial products and service providers such as online brokerage, mutual funds, insurance and bonds by logging onto independent Internet-based trading platforms of our partners through our web portal. However, we will not be involved in executing any types of transactions for the account of others. All trading transactions will be performed directly between our subscribers and partner companies. In order to do so, our subscribers will have to independently register with our partners.

Our Portal business derives no revenue from our subscribers through this service offering. We will not receive transaction-based compensation either from our subscribers or partner companies. Instead, we charge our partner companies a flat marketing fee based on the number of subscribers opening new accounts through our efforts.

4. Distribution of Financial Information to Third Parties

Through the services we offer on our web portal, we gather and have accumulated substantial and valuable corporate information and financial data in our database, including the fundamental database of companies publicly listed in North America, market news, investors’ tools and commentaries.  We translate such information and data into Chinese and package them for third parties who desire to have access to these information and data in Chinese.  Our third party clients include financial companies in North America and Greater China who use these packages themselves as well as financial companies in Hong Kong who distribute our packages to their own clients in Greater China.

INVESTOR RELATIONS AND PUBLIC RELATIONS (“IR/PR”) BUSINESS

Overview

Our IR/PR business was the result of the acquisition of NAI. NAI operates our IR/PR business focusing on providing IR/PR services for small- and micro-cap public companies targeting the Chinese investor community in North America through various media such as the Internet (the www.nai500.com website), publications and investment seminars.  In May 2009, NAI rebranded its business model and launched the new “NAI500” brand.  The rebranded business model has added a Road Show business in 2009, providing face-to-face meetings for public companies and institutional and retail investors.

Current Product / Service Offering

1. Internet website (www.nai500.com)

NAI operates the www.nai500.com website (formerly called na-investor.com) which provides IR/PR services to fee-paying North American public company clients who are listed or quoted on the small or micro public markets in North America, such as the TSX Venture Exchange, the NASD OTC Bulletin Board and the Toronto Stock Exchange. The website offers stock quotes, company reviews, newsletters and guide to investing of these client companies to readers of the North American Chinese community in Chinese. Currently, there are over 60,000 registered members on the www.nai500.com website which attracts over 1,800,000 readers each month.

Unlike www.chineseworldnet.com, www.nai500.com is not a financial portal for paying or non-paying subscribers but an Internet-based medium for the dissemination of information from fee-paying client companies that would like to increase their exposure in the Chinese investor community. There is no fee being charged to individual registered members of the www.nai500.com website.

NAI has also launched an English version of the www.nai500.com website in May 2009, the en.nai500.com website, in order to meet the needs of a broader reader base including those who prefer the English language.

2. Road Show Business

In 2009, NAI started to offer a Road Show business where it creates and provides opportunities for public companies and their representatives to meet with potential institutional and retail investors.  We brought companies in China over and set up an environment for them to meet with potential investors from North America in Toronto and in Vancouver, and charged the participating companies for fees and expenses accordingly.  We expect to focus on and expand our Road Show business in 2010 by continuing the same format, in addition to inviting North American listed companies over to China to meet with potential investors locally.

3. Various IR/PR Services

NAI provides various IR/PR services to client companies such as the design and printing of promotional materials and financial reports.

4. Chinese Webpage Design, Hosting and Maintenance

NAI offers assistance to client companies to create a Chinese version of their existing English websites and to place as a link on their original English websites. These Chinese web pages will also be linked to our www.nai500.com website in the featured company section.  There are various demands of our clients’ needs and customized services that we provide to our client companies.  NAI charges a one-time set-up fee plus a 12-month maintenance fee for our services ranging from $2,000 to $5,000 based on the customized services as agreed with each client.

5. Online Marketing Service

This service aims to increase the publicity and website traffic of our clients companies’ websites.  Our range of online marketing service includes the creation of search criteria for Internet-based search engines to enable quick access to client companies’ websites, e-mail blasts to NAI members and other services such as online promotional events to help increasing Internet traffic to client companies’ websites.  In particular, “Mining Search Engine” was launched in November 2006 focusing on the promotion of client companies from the mining sector. This service aims to provide and promote the mining companies’ information and news to potential investors and at the same time increasing such companies’ publicity in the community.  NAI currently charges its e-mail blast service at $1,000 to $1,500 per blast which reaches over 60,000 of our registered members.

6. Publication Service

We started to publish specialty investment publications in 2002. Our first investment handbook was focused on the mining sector, selling for CDN$13.80 Canadian dollars each. In 2005, we published the Mining Investment Guide, Vol. 3 and the Chinese Theme Stocks Investment Guide, Vol. 1, both selling for CDN$13.80 Canadian dollars each. In 2006, we published the Mining Investment Guide, Vol. 4, selling at an increased price of CDN$29.50 Canadian dollars each due to content increase. In 2007, we published the Mining Investment Guide, Vol. 5 and the Chinese Theme Stocks Investment Guide, Vol. 2 – A New Chapter of Success, both selling for $29.95 each.  In 2008, we published the Resource Investment Guide, Vol. 6, a renamed iteration of the Mining Investment Guide, selling for $29.95 each.  In 2009, we published the Resource Investment Guide, Vol. 7 and the China Theme Stocks Investment Guide 2009/2010, both selling for $29.95 each.  We charge client companies $2,000 each to be profiled in our publications.  Our publications are sold through our offices, online and in selected bookstores.

7. Translation Service

NAI provides translation service for client companies which would like to translate promotional or financial materials from English into Chinese. NAI charges $100 per page for its translation service.

Future Product / Service Offering

Currently, our IR/PR services are focused on introducing and promoting North American client companies to the Chinese investor community in North America. NAI plans to adopt the same model and expand it to other market segments, such as promoting client companies from Asia to the Chinese investor community of North America, and promoting Asian and North American client companies to the Chinese investor community in Asia.  As we have already established a solid client base in the mining / recourses sector, we plan to further diversify into other sectors such as life science, technology, and industrials in 2010.  In May 2009, NAI rebranded itself as NAI followed with a redesigned www.nai500.com website.  We are planning for further development by adding new functionalities in the latter half of 2010, such as creating Mobile phone applications for NAI so mobile users can access our contents via their smart phone devices globally.  Other functions will also be added to our website including portfolio tracker and online video posting.  We are also planning to offer specialized and in-depth IR/PR services to clients who require more day-to-day assistance on their Investor Relations’ needs, such as filling an Account Manager position who has full understanding about our Company’s businesses and to answer our Chinese investors’ inquiries.  We also plan to focus on and expand our Road Show business in 2010.

Revenue Model of the IR/PR Business

The IR/PR business is marketed via the brand name of NAI500.  Sources of revenue for the IR/PR business are from each of the current product / service offering mentioned above.

CONFERENCE (“CONFERENCE”) BUSINESS

Overview

Our conference business was originally an integrated aspect of the products and services provided by our IR/PR business. However, because of the success and growth of our conference series in 2006, our conference business was made into a separate individual aspect of the business model.

During 2000 to 2002, NAI organized and marketed two to four Chinese investment seminars each year in Vancouver, Toronto, and/or San Francisco, where participating private and public companies paid NAI a sponsorship fee to present their companies to individual Chinese investors who attended the seminars free of charge.   While NAI continued the focus of its conference business in the North American cities, in 2003, it started to organize its conferences in larger scale and they were named the Chinese Financial Forum.  In 2004, the name was changed to the Global Chinese Financial Forum (“GCFF”) to reflect the international nature of the event. In the same year, we filed for trademark protection for the name Global Chinese Financial Forum in Canada and launched the investment seminar and conference website www.gcff.ca.  In 2006, GCFF was segregated from the IR/PR business and became a separate business model on its own.  In 2007, GCFF successfully launched its first China-focus conference in Shanghai, China and provided a networking environment for the local companies and services providers in China.  In 2008 and 2009, GCFF increased its focus on providing cross-border partnership opportunities between North American and Greater Chinese companies.

GCFF aims to be the largest series of bilingual (Chinese/English) financial and business related functions in North America with the purpose of providing networking environment and opportunities between client companies and participants.  Revenue generated through GCFF is recorded under the revenue model of NAI500.

Current Product / Service Offering

The format of GCFF is conducted through exhibition booths and presentation sessions, held in various cities in North America and China. While client companies can pay a fee to rent an exhibition booth area to showcase and promote their companies, they can also conduct corporate presentations in the industry related topics determined beforehand.  Since 2008, GCFF has established itself to serve for two distinctive purposes: (1) the retail investment services to bring together the Chinese-speaking retail investors and the players in the financial markets at its Retail Events, and (2) the cross-border (North America and Greater China) capital market and strategic investment services at its Institutional Events.  With regards to its Institutional Events, GCFF offers its client companies the Privately Arranged Meetings service, which provides them and the participants the opportunities to meet together through the arrangement of GCFF based on criteria set upon by all parties prior to the events.    The Privately Arranged Meetings service has become a major pillar of the GCFF business, taking a major spotlight in the Toronto Conference 2009 and the Shanghai Conference 2009.

General sponsorship opportunities are available for all conferences for a fee. There are several categories of sponsorship for interested parties to participate and sponsor our conferences. These categories include Platinum, Gold, Silver, Corporate and Media, in addition to the Global Corporate Sponsorship program. Conference specific sponsorship opportunities are also available for a fee with a focus on specific functions and themes of the events.

Future Product / Service Offering

We plan to continue improving the format of the GCFF conferences, to have a major focus on institutional clients, in addition to further establish our brand name in both North America and Asia.  GCFF will continue its conferences efforts in various cities in North America and China servicing clientele from both North America and China, in addition to focusing on providing cross-border partnership opportunities between North American and Greater Chinese companies.  Conferences will be held in new locations such as Los Angeles, US and Calgary, Canada, in addition to Vancouver, Toronto and Shanghai in 2010.  GCFF will continue to offer Institutional Events and its Privately Arranged Meetings service focused on capital market and strategic investment services among public companies, capital market institutions, services providers and institutional investors in 2010, focusing on the natural resources, energy and life sciences industries.  GCFF will also expand its Retail Events with plans for increased services and marketing campaigns for its conferences.

Revenue Model of the Conference Business

In 2009, we charged a new rate of $2,800 for a standard exhibition booth at GCFF retail level events.  Also in 2009, new revenue models were implemented for the GCFF industrial, cross-border related event in Toronto, with corporate delegate package fees at $6,000 and individual delegate package fees at $399.  The Company also earns revenue from sponsorship.  While the Media category of sponsorship is offered without any fee, the other four levels of sponsorship are charged for fees ranging from $4,000 to $25,000. Conference specific sponsorship fees range from $4,000 to $10,000.  More sponsorship packages will be implemented for industrial, cross-border related events with fees ranging from $4,000 to $10,000 in the future.  Currently, complimentary admission is offered for individual investors pre-registering for the conferences. Drop-in attendees are required to pay an admission fee ranging from $15-25 depending on the conferences. We might be turning our conferences into a fully paid model for all individual investors when the conferences have grown and reached a certain size and scale.

ONLINE PLATFORM (“ONLINE PLATFORM”) BUSINESS

Overview

Rong Zhi Tong Online and its www.rzto.com website (“RZTO”) is an online platform serving the fast-growing number of private companies in China seeking listing and access to capital in North American markets. The launch of RZTO in October 2006 has marked our entry to the Greater China market. RZTO is based on a membership model where both Chinese companies and North American financial service providers register as members to connect, access new projects, and share ideas and business opportunities free of charge.

Members of RZTO range from private and public companies, investment bankers, research analysts, investor relations, stockbrokers, lawyers, accountants, as well as professionals from various exchanges and other sectors. Members are required to register by providing their company information through an online registration form and their company profile will be automatically generated from the imputed data. Basic membership information including names, locations and brief company descriptions is available to the general public; while contact information, personnel, financial and detailed business information are kept confidential and only registered members have access to the database. The Company believes that the development stage for the RZTO platform is completed at the moment and could be fully launched to the market once sufficient resources and manpower could be allocated to this platform.

Current Product / Service Offering

Our Online Platform business offers search functions, news update, events announcement, and knowledge exchange to help members network with each other and to build an online financing community. RZTO offers the following search functions free of charge.

1. Service Providers

This section provides the search of financial service firms and financial service professionals in North America and Greater China.

2. China Companies

This section provides search functions: “Search Companies Seeking Financing”, “Search Investors”, and “Search Public Companies”. Members can narrow their search of China companies by selecting certain criteria, such as, net assets, sales, financing scale, and 3-year sales growth in percentage.

3. Projects

This section provides search functions: “Financing Projects” and “Investment Projects”. Members can narrow their search of projects based on the kind of financing strategies as well as the financing or investing scale.

4. Professional Candidates

This search function provides members to search for professional resources.  Our database is built upon the registration information provided by our members.  We do not undertake verification or investigation of such information.

5. Knowledge

This section provides articles and links on industry knowledge. Members as well as our in-house editorial team post articles on the website periodically.

Revenue Model of the Online Platform Business

Memberships with RZTO and all services offered are free of charge.   The Company does not expect any change in this revenue model in the foreseeable future.

REVENUE BREAKDOWN

The breakdown of the revenue sources for the years ended December 31, 2009, 2008 and 2007 is as follows. A majority of our revenues is generated from our wholly-owned subsidiary NAI based in Vancouver in Canada, and partly is generated from CWN China based in Shanghai in China.

	Year ended December 31,
Revenue Breakdown	2009	2008	2007
GCFF Conference Business	$414,098	$602,538	$775,738
Road Show Business	122,860	—	—
Various IR/PR Service	115,938	100,147	223,006
Chinese Webpage Design, Hosting and Maintenance	80,396	130,107	169,097
Online Marketing Service	75,937	39,427	25,826
Banner Advertising	18,788	28,570	26,436
Publication Service	16,794	60,822	85,245
CWN Membership and Online Service	7,377	9,473	15,556
Translation Service (Company Review, Company Newsletter)	4,406	20,878	5,090
Other Revenues	49,861	19,360	—
Total	$906,455	$1,011,322	$1,325,994

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

Our goal is to become a global leader in communication and information gateways between investors and products and services providers worldwide. We offer an Internet-based financial community by providing a diverse range of financial news and corporate information on public companies targeting the Chinese investors in North America and Asia. Through our infrastructure and client and user base, we form partnerships and collaborations with various providers of financial products and services and market them to Chinese investors in North America and Asia. We believe we have already built a strong foundation of our Portal and IR/PR businesses in North America. However, our IR/PR business may have limited potential in the Hong Kong and the Greater China markets as these markets are different from the North American markets and are more competitive. Our Conference business, which we named Global Chinese Financial Forum or GCFF, has evolved into a stand-alone business since 2006 and conferences are being hosted in major cities in North America and Greater China. We provide a networking environment to companies and products and services providers and we connect them together by the various services we offer. As we have already established our presence in the North American market, our next milestone is to penetrate deeper into the Greater China market and then gradually expand into other cities in Asia. The launch of RZTO, an online platform serving the fast-growing number of private companies in China seeking listing and access to capital in North American markets, has increased the range of products and services that our Company can offer to our clients and users.  Together, our four principal businesses enable us to further expand our businesses and services to reach the users in Asia with a focus on the Greater China region. We believe that one of the biggest competitive advantages of operating an Internet-based business is that we are able to leverage our existing infrastructure to reach a broad range of target customers without a significant capital requirement.  Based on this principle, we intend to maintain the operation of our businesses in our Vancouver office in Canada.  However, we may consider other means of expansion such as partnering with local companies or services providers, or establishing a direct presence in certain markets.

As part of our expansion into Asia, we have established partnerships with a few local Chinese companies. Our joint venture with Shanghai Compass Venture Capital Investment Company Limited has resulted in the incorporation of CWN China in Shanghai, China. CWN China serves for three main purposes: (1) It helps building the necessary channels to capture the financial information business locally. (2) It offers assistance in the organization and coordination of regional marketing activities.  For instance, the Toronto Conference 2009 in October 2009 relied on the networks we gained through the joint venture by means of bringing in governmental agencies, public and private companies, industrial associations and other business professionals and experts in order to create the Greater China portion of the cross-border partnering services for its industrial level event.  In addition, the Shanghai Conference 2009 in December 2009 was largely through the coordination effort of the joint venture. (3) It seeks other business opportunities including the development of investor relations/public relations business, the creation of a basis for potential acquisition opportunities, and for further the digital financial media business in the Greater China region.

INTERNET CONTENT PARTNERS

Through NAI, we currently have agreements in place with the following Internet content partners:

Company Name	Services Provided
ALPHATRADE.COM	ALPHATRADE.COM provides real-time streaming stock information for a monthly fee.
Daily FX	Daily FX provides foreign exchange data, news, and articles on our website.
FMFOREX	FMFOREX provides foreign exchange data, news, and articles on our website.
InterFax
InterFax is a news agency in China that provides business news and stories to various different publications and media worldwide.  We publish its contents to a section of our www.chineseworldnet.com website in return for RMB$8,000 per year.

IRAsia	IRAsia provides financial news and articles of the stock market in Hong Kong.
PR Newswire	PR Newswire provides news releases of companies in North America, China, Hong Kong, and Taiwan which we disseminate on our www.chineseworldnet.com website.
Quote123.com	Quote123.com provides news and market commentaries in North America on our website.
Tanrich Financial Group	Tanrich Financial Group provides us information on the future market and stock market in Hong Kong in exchange for our news and market commentaries on the North American stock markets.

Our agreements with PR Newswire, Tanrich Financial Group and FMFOREX are all service-to-service connections which do not incur any direct fees on us. We provide a channel to PR Newswire for dissemination of press releases in return for PR Newswire’s content and trademark to be provided on our website. Tanrich Financial Group provides us with the Hong Kong market sector news for our marketing purposes and in return we provide a link to access the Tanrich Financial Group website on our website. FMFOREX provides foreign exchange data and news in exchange for complimentary ad space on our website.

TECHNOLOGY INFRASTRUCTURE

None of our application technologies are proprietary to us. The technologies used by us are sourced from different commercially available software programs. CWN’s application technologies, including its communication applications and content management applications, are under a collaborative authoring environment allowing different users such as our various in-house programmers to work together on creating and managing the contents of our websites.  All users have their own accounts and can belong to any number of sites.

We own two servers to serve our websites in North America, with one acting as a backup.  If one of the servers malfunctions, all traffic will be re-directed to the other server. The two servers synchronize with each other every 30 seconds.

Furthermore, new server has been in place to be ready to handle all traffic created from the visitors coming from Asian region in 2010.

INTELLECTUAL PROPERTY, GOVERNMENT APPROVALS AND REGULATIONS

Our application technologies are not protected by any patents or copyrights nor do we intend to seek any such protection. Without patent or copyright protection, we may not be able to prevent duplication or use of our technology by competitors.

There are currently no material effects of government regulations on our businesses.

OUR PRIMARY MARKETS

Chinese Internet Users

According to data published by Internet World Stats in March 2009, the number of Internet users in the Asia-Pacific region has continued to increase at an unprecedented rate and has reached nearly 657 million.  This already surpassed that of the whole of North America.  The following table represents the estimates provided by Internet World Stats in relation to the uses of Internet in China, Hong Kong and Taiwan in 2009:

	Population	Internet Users	Penetration	Growth	Users in Asia
China	1,338,612,968	360,000,000	26.9%	1,500%	48.8%
Hong Kong	7,055,071	4,878,713	69.2%	113.7%	0.7%
Taiwan	22,917,347	15,143,000	66.1%	141.9%	2.1%

According to a report published by Statistics Canada on March 9, 2010, there are 396,000 of Chinese ethnicity in Vancouver, representing 18% of the city’s population.  It is expected to reach 809,000 or 23% of the city’s population in two decades.  We believe this may indicate a similar growing trend of Chinese immigrants in the major cities in North America.

Internet Advertising Market

Internet advertising revenues in the United States totaled $23.4 billion for the full year of 2008, up 10.6% from the $21.2 billion reported in 2007, according to the Interactive Advertising Bureau (IAB) and PricewaterhouseCoopers (PwC) in their Full Year ’08 Internet Advertising Revenue Report released on March 8, 2009.  The report showed an ongoing shift from traditional to online media as marketers recognized that advertising dollars invested in interactive media were effective at influencing consumers and delivering measurable results.

According to the Interactive Advertising Bureau of Canada (IAB)’s 2008 Actual + 2009 Estimated Canadian Online Advertising Revenue Survey, Canadian online advertising revenues topped CA$1.6 billion in 2008, up 29% from the CA$1.24 billion reported in 2007.  It was estimated to reach CA$1.75 billion in 2009.

Based on these data, we believe that our services and offerings are well positioned in a market that is continuing to grow.

IR/PR Market

The IR/PR market in Greater China is not well-established yet. However, this represents a potential for us to grow due to our existing infrastructure. With an increasing number of listed companies in China and the already well-established financial systems and markets in Hong Kong and Taiwan, we believe the potential of the IR/PR business in the Greater China region is favorable.

Conference Market

Because our Conference business targets those Chinese companies seeking to invest in North America and to establish business connections with North American servicing firms, we believe our market will grow substantially with the increasing number of Chinese outward direct investments (“ODI”).  According to the Ministry of Commerce of the People’s Republic of China, Chinese net ODI in 2008 was $55.91 billion, up 111% from the previous year. Non-financial ODI was $41.86 billion in 2008, up 68.5% year on year and financial ODI was $14.05 billion in 2008, up 741% year on year.

COMPETITION

The markets for our Portal, IR/PR, Conference and Online Platform businesses are extremely competitive and rapidly changing. The number of competitors competing for our potential clients and users’ attention and spending has increased significantly since we commenced operations and we expect that competition will continue to intensify.  As we continue to broaden our range of product offerings, we expect increasing competition from established players as well as less well-known players in the coming years.  Many of these competitors have longer operating histories, better brand recognition, larger customer bases and databases, and significantly greater financial, technical and marketing resources.  In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues.  Any of our present or future competitors may provide products and services that provide significant better performance, price, creativity or other advantages over those offered by us.  Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers.  Our ability to compete successfully depends on many factors, including the quality of our content, the breadth, depth and ease of use of services, sales and marketing efforts, and performance of technology etc.

In terms of our Portal business, we currently compete, directly and indirectly, for paying subscribers and users with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities.  We face competition from those which are data providers in addition to operating their own financial portals, such as SINA Corporation (NASDAQ: SINA), Quote123 (www.quote123.com), and Chineseinvestors.com Inc. (www.chinesefn.com).  Our Portal business also faces competition from pure data providers, such as QuoteMedia, Inc. (OTCBB: QMCI), Interactive Data Corporation (NYSE: IDC), and Morningstar, Inc. (NASDAQ: MORN).

The IR/PR market is well established and very competitive.  Our IR/PR business faces competition from across the continent, including Chinese Investment Club Inc. (www.nafinance.com) which targets Chinese investors, Agora Enterprises International Inc. (www.agoracom.com) which targets the mainstream market, the Equicom Group (www.equicomgroup.com) which is an IR services group based in Canada, and CCG Investor Relations Strategic Communications (www.ccgir.com) which is an IR services group based in the US.

Our Conference business faces competition from DealFlow Media, Inc. (www.dealflowmedia.com) and Zero2IPO Group (www.zero2ipo.com.cn) which focus on institutions, MoneyShow.com, LLC (www.moneyshow.com) which focuses on the financial sector and Cambridge House International Inc. (www.cambridgehouse.ca) which focuses on the mining sector.

C. Organizational Structure

ChineseWorldNet.Com Inc. (“CWN”) was incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Our principal executive and registered office is located at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104. Our North American head office and principal place of business is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

NAI Interactive Ltd. (“NAI”) was incorporated under the Company Act (British Columbia) on November 13, 1998. We completed the acquisition of NAI on January 15, 2000 from Ms. Tim Yee Lau, the wife of our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our common shares valued at $5,625. NAI is 100% owned by CWN.  NAI has an office located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

ChineseWorldNet.com (Hong Kong) Ltd. (“CWNHK”) was incorporated under the laws of Hong Kong on December 22, 1999. CWNHK is 99% owned by CWN and 1% owned by Mr. Lui Chi Cheong, a director and a major shareholder of CWN. Since June 2004, CWNHK’s office has been located at Room 1101, St. George’s Building, 2 Ice House Street, Central, Hong Kong. CWNHK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market.

ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the law of the PRC in April 2008.  CWN China is 70% owned by CWNHK and 30% owned by our joint venture partner Shanghai Compass Venture Capital Investment Company Limited.  CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provides the Company with the capabilities and resources to penetrate and expand particularly in the Greater China markets.   On September 8, 2009, CWN China funded and incorporated Weiahi Consulting Investment Ltd. (“Weihai”) under the law of People’s Republic of China with intent to carry out other proposed business operations.

In August 2009, we incorporated CWN Capital Inc. (“CWN Capital”) under the BVI Business Companies Act, with a registered address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands.  CWN Capital is our wholly-owned subsidiary for the purpose of providing a vehicle for expanding the scope of our businesses into the capital markets, which is still in an early development stage.

As of December 31, 2009, there were fourteen employees in NAI and ten employees in CWN China.

D. Property, Plants and Equipment

We do not own any real property.  We have a lease agreement for the Vancouver office with an address at #368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, for a term of 5 years expiring on Jul 31, 2011.  We have a lease agreement for the Shanghai office with an address at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120, for a term of 2 years expiring on May 31, 2010.  We also have a lease agreement for an automobile for a term of 4 years expiring on September 30, 2013.

As of December 31, 2009, we had leasehold improvements of $10,227 (2008: $17,764 and 2007: $nil), computer equipment and computer software of $17,030 (2008: $18,533 and 2007: $14,235), office furniture of $12,617 (2008: $10,229 and 2007: $7,766), and vehicle of $33,138 (2008: $nil and 2007: $nil).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2009, 2008 and 2007 should be read in conjunction with the consolidated financial statements and the related notes thereto provided at “Item 17 – Financial Statements”.

A. Results of Operations

The Company currently generates revenue from its Portal, IR/PR and Conference businesses.  The Company does not generate revenue from its Online Platform business.  The Company’s annual and quarterly operating results are primarily affected by the level of its sales and costs of operations over these three businesses.  Economic factors such as the general global economic and political environment, foreign exchange fluctuations, as well as market prices of similar products and services may also play an important role to affect the Company’s operating performance and the volatility of its share price.  To management’s knowledge, there are no known economic, political, and inflation that have materially affected, directly or indirectly the Company’s operations.

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

For the year ended December 31, 2009 (“Fiscal 2009”), we recorded a net loss of $402,209 which $329,232 was attributable of common stockholders ($0.03 per common share), compared to a net loss of $1,004,835 which $950,123 was attributable to common stockholders ($0.09 per common share) for the year ended December 31, 2008 (“Fiscal 2008”).  The decrease of net loss of $602,626 was primarily due to management’s effort in reducing operating expenditures as well as gain in foreign exchange transactions.  In Fiscal 2009, we recorded revenue of $906,455, compared to $1,011,322 in Fiscal 2008.  The decrease of revenue of $104,867 was primarily due to the effects of the global financial crisis and the weakened economy in 2009.

For the year ended December 31, 2007 (“Fiscal 2007”), we recorded a net income of $108,354 which $108,354 was attributable to common stockholders ($0.01 per common share) and revenue of $1,325,994.  The decrease of net income of $1,113,189 was primarily due to lower revenue and higher operating expenditures from the expansion of our businesses.  The decrease of revenue of $314,672 was primarily due to the effects of the global financial crisis and the weakened economy that started in 2008.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

Revenues

The global financial crisis and the weakened economy leading to lack of confidence and funding of client companies as well as individual investors, and fewer conferences we organized and hosted in Fiscal 2009 were the primary factors of the decrease in our overall revenue.  The Company currently generates revenue from its Portal, IR/PR and Conference businesses.  Our core revenue sources come from these products and services we offer – GCFF Conference Business, Road Show Business, Various IR/PR Service, Chinese Webpage Design, Hosting and Maintenance, and Online Marketing Service.  Other revenue sources include Banner Advertising, Publication Service, CWN Membership and Online Service, Translation Service, and others.

Revenue Growth Trend

The global financial crisis in 2008 has had a negative impact on our businesses as shown in our declining revenues, client base and conference attendance and sales since the latter half of 2008.  Despite signs of economic improvement in the general financial market, we continued to face difficulties in our businesses in 2009.  But as the market continues to improve at an optimistic pace and the general public’s adaptation to the current financial environment, in addition to our focus on expanding and diversifying our core revenue generating products and services, we expect our revenue to grow as we attract and retain new and existing clients and users.

GCFF Conference Business

Revenue we generated from GCFF Conference Business was $414,098 in Fiscal 2009, compared to $602,538 in Fiscal 2008.  The decrease of $188,440 was due to fewer conferences we organized and hosted during Fiscal 2009 as compared to Fiscal 2008, as well as the decrease of presenting companies and exhibitors’ sponsorship in our conferences.  We anticipate revenue from GCFF Conference Business will improve in 2010 and we will be organizing and hosting more conferences in 2010 than in 2009.

Road Show Business

Road Show Business was a brand new service offering we started in Fiscal 2009, where we create and provide opportunities for public companies and their representatives to meet with potential institutional and retail investors, and we charge participating companies for fees and expenses accordingly.  Revenue we generated from Road Show Business was $122,860 in Fiscal 2009.  We expect to focus on and expand our Road Show Business in 2010.

Various IR/PR Service

Revenue from Various IR/PR Service was $115,938 in Fiscal 2009, compared to $100,147 in Fiscal 2008.  The increase of $15,791 was primarily due to the minor increase of funding and confidence of our client companies as compared to Fiscal 2008.

Chinese Webpage Design, Hosting and Maintenance

Revenue from Chinese Webpage Design, Hosting and Maintenance was 80,396 in Fiscal 2009, compared to $130,107 in Fiscal 2008.  The decreased of $49,711 was primarily due to fewer client companies interested in our Chinese micro-site development and hosting services as compared to Fiscal 2008.

Online Marketing Service

Revenue from Online Marketing Service was $75,937 in Fiscal 2009, compared to $39,427 in Fiscal 2008.  The increase of $36,510 was primarily due to our added resources on promoting our Online Marketing Service as compared to a year ago.

Banner Advertising

Revenue we generated from Banner Advertising decreased $9,782 from $28,570 in Fiscal 2008 to $18,788 in Fiscal 2009.  This was primarily due to the decrease in client companies’ frequency of placing advertisements on our websites because of the general financial market situation as compared to a year ago.

Publication Service

Revenue we generated from Publication Service decreased $44,028 from $60,822 in Fiscal 2008 to $16,794 in Fiscal 2009.  This was primarily due to the decrease in sponsorship of our client companies because of the weakened general financial market situation as compared to a year ago.

CWN Membership and Online Service

Revenue we generated from CWN Membership and Online Service decreased $2,096 from $9,473 in Fiscal 2008 to $7,377 in Fiscal 2009.  This was primarily due to the decrease in the number of Premium Subscribers of our websites as compared to a year ago.

Translation Service

Translation Service was $4,406 in Fiscal 2009, compared to $20,878 in Fiscal 2008.  The decrease of $16,472 was due to our switch away of our focus in providing Translation Service and fewer translation projects as compared to a year ago.

Other Revenues

Other Revenues was $49,861 in Fiscal 2009, compared to $19,360 in Fiscal 2008.  The increase of $30,501 was due to certain added corporate finance services we provided to our client companies as compared to a year ago.

Expenses

For Fiscal 2009, we recorded operating expenses of $1,464,743, compared to operating expenses of $1,791,091 for Fiscal 2008.  The decrease of operating expenses of $326,348 was primarily due to management’s effort in reducing operating expenditures in the face of weakened economy leading to weakened sales and fewer conferences we organized and hosted in Fiscal 2009.  In Fiscal 2009, stock-based compensation and seminar operating expense dropped significantly, while accretion on convertible debenture, audit and legal, and travel and entertainment also dropped substantially, as compared to Fiscal 2008.  But as the market continues to improve and as we focus on expanding and diversifying our core revenue generating products and services in 2010, we expect our operating expenditures, particularly in relation to salaries and conferences, will increase accordingly to accommodate our growth.

Advertising and Promotion

Advertising and promotion expenses were $131,604 in Fiscal 2009, compared to $144,906 in Fiscal 2008.  The decrease of $13,302 was primarily due to fewer resources allocated in advertising and promotion as we hosted and organized fewer conferences during Fiscal 2009 as compared to Fiscal 2008.

Audit and Legal

Audit and legal expenses were $60,731 in Fiscal 2009, compared to $75,289 in Fiscal 2008.  The decrease of $14,558 was primarily due to less legal expenses as compared to Fiscal 2008.

Consulting Fees

Consulting fees expenses were $104,841 in Fiscal 2009, compared to $95,900 in Fiscal 2008.  The increase of $8,941 was primarily due to the increase in consulting fees paid to Goldpac Investments Ltd., where one of our senior management was Managing Director.

Depreciation

Depreciation expenses were $16,453 in Fiscal 2009, compared to $14,229 in Fiscal 2008.  The increase of $2,224 was primarily due to certain new property purchased during Fiscal 2009.

Accretion on convertible debenture

Accretion on convertible debenture expenses were $21,845 in Fiscal 2009, compared to $31,265 in Fiscal 2008.  The decrease of $9,420 was primarily due to the effective interest rate calculation.

Provision for bad and doubtful debts

Provision for bad and doubtful debts expenses were $12,031 in Fiscal 2009, compared to $13,410 in Fiscal 2008.  The decrease of $1,379 was due to the management’s best estimation on accounts.

Rent and Operating

Rent and operating expenses were $131,958 in Fiscal 2009, compared to $114,428 in Fiscal 2008.  The increase of $17,530 was primarily due to an adjustment of property taxes and increased rent as we leased a new office space in Shanghai, China since the second half of 2008.

Salaries and Benefits

Salaries and benefits expenses were $553,819 in Fiscal 2009, compared to $599,354 in Fiscal 2008.  The decrease of $45,535 was primarily due to the termination of a certain junior positions offset by the increased staff in our office in Shanghai, China.

Seminar Operating Expense

Seminar operating expenses were $71,074 in Fiscal 2009, compared to $152,843 in Fiscal 2008.  The decrease of $81,769 was primarily due to the smaller scale of conferences we organized and hosted in China in Fiscal 2009 as compared to Fiscal 2008.

Stock-based Compensation

Stock-based compensation expenses decreased $161,406 from $222,745 in Fiscal 2008 to $61,339 in Fiscal 2009, as most stock-based compensation for the previous stock option grants have already been recognized in prior periods.

Telephone

Telephone expenses increased $6,699 from $21,569 in Fiscal 2008 to $28,268 in Fiscal 2009, primarily due to increased levels of cross-border business development related activities.

Travel and Entertainment

Travel and entertainment expenses decreased $35,456 from $183,369 in Fiscal 2008 to $147,913 in Fiscal 2009, primarily due to increased levels of cross-border business development related activities offset by management’s preference of using telecommunication over travelling as a way to reduce operating expenditures.

Other Income (Loss)

We recorded other income of $156,079 in Fiscal 2009 and other loss of $170,454 in Fiscal 2008.  The increase of other income of $326,533 was primarily due to a much higher foreign exchange gain compared to a year ago.  Our other income or loss line items primarily consist of interest and sundry income from our liquid investments that are deposited with banks and other financial institutions, and foreign exchange gain or loss derived from currency exchange transactions.  We generally deposit our excess cash in interest bearing or mutual fund accounts and term deposits.  For Fiscal 2009, we recorded interest and sundry income of $30,337, compared to interest and sundry income of $60,584 in Fiscal 2008.  The decrease of $30,247 was a result of less deposit made during the year.  We recorded foreign exchange gain of $125,742 in Fiscal 2009 and foreign exchange loss of $231,038 in Fiscal 2008.  The increase of $356,780 was a result of depreciation of the US dollar, in comparison with the Canadian dollar.

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

GCFF Conference Business

The revenues generated from Conference business had decreased from $775,738 in Fiscal 2007 to $602,538 in Fiscal 2008. This is due to the significant decrease of exhibitors’ sponsorship in our conferences due to the financial crisis in 2008. Companies are willing to spend money on promoting their companies and cancelled to attend after they registered. We anticipate the revenues generated from the Conference service will improve and rise once the economy recovers from the global financial crisis.

Various IR/PR Service

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

Banner Advertising

The slight increase in revenues for Banner Advertisement from $26,436 for Fiscal year 2007 to $28,570 for the Fiscal year 2008 is due to the increase in frequency of placing advertising on our website.

Publication Service

The decrease in revenues of our Investment Guides business from $85,245 in Fiscal 2007 to $60,822 in Fiscal 2008 is due to the appreciation of US currency in 2008 and the decrease of business generated from sponsorship of investment guides in 2008.

CWN Membership and Online Service

CWN Membership & Online service revenues substantially decreased from $15,556 from Fiscal 2007 to $9,473 in Fiscal 2008. This is due to the great decrease in number of membership subscribers of our website in 2008.

Translation Service

The number of translation projects had much increased for the Fiscal 2008, thus revenue increased from $5,090 from year 2007 to $20,878 for year 2008. More customers are using our services in 2008.

Other Revenues

Other revenue items were $19,360 in Fiscal 2008 compared to $0 in Fiscal 2007 for online marketing service and interest and others, respectively.

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

Audit and Legal

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

	For year ending December 31,
	2009	2008
Revenue
GCFF Conference Business	$414,098	$602,538
Road Show Business	122,860	—
Various IR/PR Service	115,938	100,147
Chinese Webpage Design, Hosting and Maintenance	80,396	130,107
Online Marketing Service	75,937	39,427
Banner Advertising	18,788	28,570
Publication Service	16,794	60,822
CWN Membership and Online Service	7,377	9,473
Translation Service (Company Review, Company Newsletter)	4,406	20,878
Other Revenues	49,861	19,360
Total revenue	$906,455	$1,011,322

Expenses
Advertising and promotion	$131,604	$144,906
Audit and legal	60,731	75,289
Consulting fees	104,841	95,900
Depreciation	16,453	14,229
Directors’ remuneration	8,000	8,000
Accretion on convertible debenture	21,845	31,265
Interest expense on long term debt	15,000	15,000
Office and miscellaneous	65,386	65,096
Printing	34,481	33,688
Provision for bad and doubtful debts	12,031	13,410
Rent and operating	131,958	114,428
Salaries and benefits	553,819	599,354
Seminar operating expense	71,074	152,843
Stock based compensation	61,339	222,745
Telephone	28,268	21,569
Travel and entertainment	147,913	183,369
Total expenses	$1,464,743	$1,791,091
Income (loss) before other items	(558,288)	(779,769)
Other income (loss)	156,079	(170,454)
Income (loss) before income taxes	$(402,209)	$(950,223)
Deferred income tax recovery (expense)	—	(54,612)
Net income (loss) for the year	$(402,209)	$(1,004,835)
Net income (loss) attributable to non controlling interest	(72,977)	(54,712)
Net income (loss) attributable to common stockholders	$(329,232)	$(950,123)

CURRENCY

We maintain our accounting records in US dollars. The functional currency of NAI, CWNHK and CWN China is in Canadian dollar, Hong Kong dollar and Chinese Renminbi, respectively, and the current rate method of translation was used. We translate our assets and liabilities at the exchange rate prevailing as of the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Foreign exchange gains and losses are deferred and shown separately the in shareholders’ equity (deficiency).

Foreign currency fluctuations may have an impact on our financial condition. However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition. Traditionally, Canada has not been countries that experienced a substantial increase in inflation.  As of December 31, 2009, the annual rate of inflation in Canada was 1.3%.

B. Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of $1,420,486 (December 31, 2008 – $684,232) and short-term investments of $238,597 (December 31, 2008 – $1,291,726).  We had a working capital of $1,276,050 at December 31, 2009, compared to $1,836,606 at December 31, 2008.  We are currently seeking additional capital to finance our business operations and expansions, even though we believe our cash and cash equivalents, and cash flow are sufficient to satisfy our current requirements to operate and further expand our businesses and other future development in Asia for the next twelve months.  Our principal sources of funding consist of advances from related parties in fiscal 2003 and fiscal 2005, and advances from non-related parties in fiscal 2004.  In November 2000, the Company completed a non-brokered private placement offering of common shares and received gross proceeds of $800,000.  In May 2004, the Company issued a convertible debt in the amount of $150,000 at an interest rate of 5%.  More recently, in March 2007, the Company issued a convertible debt in the amount of $250,000 at an interest rate of 6%.  In October 2007, the Company completed a non-brokered private placement offering of common shares and received net proceeds of $2,070,000.  Our primary cash requirements relate to our operating expenditures.  Our operating expenditures have been, and are expected to continue to be, funded through our operations and capital financing resources.

C. Research and Development, Patents and Licenses

We have not engaged in research and development activities for the last three fiscal years, and have no patents and licenses.

D. Trend Information

The global financial crisis affecting the world capital markets, particularly with public companies and investors, may have a positive material impact on our business operations including – the general financial market turnaround, which will increase demand for financial information services and spending on investor relations and public relations; increasing interest of Asian companies looking to enter North American financial markets; and the increased attention to corporate governance and disclosure.  We believe these trends may lead to an increase in demand for our services, which could lead to increase in sales of our services.  However, the investor relations and public relations area in Asia is still in its development stage, which may affect our investor relations and public relations services in Asia.  Continued growth in China and interest in the Chinese markets is key to our future profitability and to increasing revenues.  There are no known trends with relation to the production of our services.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payments due by period ($)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	250,000	250,000	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	153,273	86,274	66,999	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	403,273	336,274	66,999	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth all directors and executive officers of CWN as of December 31, 2009.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name	Age	Office Held Since	Offices and Positions Held in CWN
Joe K.F. Tai	46	January 12, 2000	Director, President and Chief Executive Officer
Chi Cheong Liu(1)	50	January 12, 2000	Director and Treasurer
Chi Kong Liu(1)	49	January 12, 2000	Director
Andy S.W. Lam	60	March 8, 2004	Director
Kelvin Szeto(2)	49	June 1, 2006	Chief Financial Officer and Chief Operating Officer
Gilbert Chan(3)	34	April 1, 2008	Acting Corporate Secretary
Fornia Lau	28	May 25, 2009	Vice President, Business Development

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.
(2)	Kelvin Szeto was appointed as acting Chief Operating Officer and acting Chief Financial Officer of the Company on April 1, 2005. He was permanently appointed to the positions on June 1, 2006.
(3)	Vivien Leung was appointed as Corporate Secretary on February 1, 2007 and resigned effective April 1, 2008. Gilbert Chan was appointed as acting Corporate Secretary until a replacement is found.

The following table sets forth all directors and executive officers of our subsidiary NAI as of December 31, 2009.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name	Age	Office Held Since	Offices and Positions Held in NAI
Kelvin Szeto	49	November 2001	Director, President and Secretary
Gilbert Chan	34	June 2000	Vice President, Marketing and Project Development

The business background and principal occupations of each of CWN and NAI’s director and executive officer for the preceding five years are as follows:

Joe K.F. Tai
Mr. Tai has served as a director, President and Chief Executive Officer of CWN since January 12, 2000.  Mr. Tai is Managing Partner of Goldpac Investments Ltd., a venture capital company.  He is also a director of Medifocus Inc. and China Goldcorp Ltd., both of which are TSX Venture Exchange listed companies.  Mr. Tai was involved with a startup of an international computer manufacturing company with offices in Vancouver and Calgary and manufacturing facilities in Hong Kong and China with annual sales exceeding CA$30 million.  Mr. Tai has over 15 years of experience in international business.

Chi Cheong Liu
Mr. Liu has been a director of CWN since January 2000.  Mr. Liu has served as President of Chigo Engineering Company, a security engineering firm, for the last 17 years.  Mr. Liu is a venture capitalist specializing in biotechnology and technology investments.

Chi Kong Liu
Mr. Liu has been a director of CWN since January 2000.  Mr. Liu was President and owner of S & B Trading Company Limited, a diamond and jewelry wholesaler.  Mr. Liu is a venture capitalist specializing in biotechnology and technology investments.

Andy S.W. Lam
Mr. Lam has been a director of CWN since March 2004.  Mr. Lam is also a director of CWNHK.  Mr. Lam is a Justice of the Peace appointed by the Hong Kong Government.  He is a successful businessman with over 19 years of experience in strategic investment and planning.  Mr. Lam has sat on the board of a number of publicly listed companies on the Hong Kong Stock Exchange and served on several government committees and tribunals in Hong Kong.  Mr. Lam is a CPA and holds a MBA degree from Oklahoma City University.

Kelvin Szeto
Mr. Szeto has served as Chief Operating Officer and Chief Financial Officer of CWN since June 2006.  Prior to his appointment, Mr. Szeto was acting Chief Operating Officer and acting Chief Financial Officer of CWN since April 2005.  Mr. Szeto has served as NAI’s director, President and Secretary since November 2001. Prior to the appointment as President of NAI, Mr. Szeto was a director, Secretary and Vice President, Operation since January 2000.  Mr. Szeto was involved with a startup of an international computer manufacturing company with offices in Vancouver and Calgary and manufacturing facilities in Hong Kong and China with annual sales exceeding CA$30 million.

Gilbert Chan
Mr. Chan has been Acting Corporate Secretary of CWN since April 2008. Mr. Chan has served as Vice President, Marketing and Project Development of NAI since June 2000.  Mr. Chan has extensive experience as Project Manager for various websites.  Mr. Chan holds a Bachelor Degree in Applied Science from the University of British Columbia.

Fornia Lau
Ms. Lau has joined the Company since 2005.  Ms. Lau has served as Vice President, Business Development since May 2009.  Ms. Lau is involved in the strategic development of the Company. She is the key coordinator of our conference series – Global Chinese Financial Forum (GCFF) where she is responsible for the planning of the conferences such as marketing initiatives, content building, as well as establishing sponsorship/partnership program with various function groups.  Ms. Lau holds a Bachelor of Commerce degree majoring in Finance from the University of British Columbia – Sauder School of Business.

B. Compensation

The following table provides information regarding direct and indirect remuneration paid to the directors and executive officers of CWN and its subsidiaries during Fiscal 2009.

	Annual Compensation in Fiscal 2009
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Joe K.F. Tai(1) Director, President and Chief Executive Officer	Nil	Nil	74,000
Chi Cheong Liu(2) Director and Treasurer	Nil	Nil	2,000
Chi Kong Liu(3) Director	Nil	Nil	26,000
Andy S.W. Lam(4) Director	Nil	Nil	2,000
Kelvin Szeto Chief Operating Officer and Chief Financial Officer (Director, President and Secretary of NAI)	37,837	Nil	Nil
Gilbert Chan Acting Corporate Secretary (Vice President, Marketing and Project Development of NAI)	37,336	Nil	Nil
Fornia Lau Vice President, Business Development	35,210	Nil	Nil
Total	110,383	Nil	104,000

(1)
Mr. Tai is a shareholder and does not receive salary. Starting 2008, the Company paid Mr. Tai director fee of $2,000 per year. The Company had consulting agreements with Goldpac Investments Ltd. and paid consulting fees of $72,000 per year in 2009 and $60,000 per year in 2008 and 2007. Mr. Tai is Managing Director of Goldpac Investments Ltd.

(2)	Mr. Liu is a shareholder and does not receive salary. Starting 2008, the Company paid Mr. Liu director fee of $2,000 per year.
(3)
Mr. Liu is a shareholder and does not receive salary. Starting 2008, the Company paid Mr. Liu director fee of $2,000 per year. The Company had consulting agreements with Silver Lake Investment Partners, Ltd. and paid consulting fees of $24,000 per year in 2009 and 2008. Mr. Liu has a controlling interest in Silver Lake Investment Partners, Ltd.

(4)	Mr. Lam is a director and does not receive salary. Starting 2008, the Company paid Mr. Lam director fee of $2,000 per year.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C. Board Practices

Directors hold office for a term of one year or until the next annual general meeting of shareholders at which directors are elected. All of the current directors have served the Company since January 12, 2000, other than Mr. Andy S.W. Lam, who was appointed to the board on March 8, 2004 following the resignation of Mr. Ken Cai in January 2004.  Our officers are appointed by the board and serve at the board’s discretion.

We have not entered into service contracts with any of our directors. However, we have entered into and renewed consulting agreements with Goldpac Investments Ltd and Silver Lake Investment Partners, Ltd., which are managed or controlled by directors of our Company.  Our consulting agreement Goldpac Investments Ltd expires on December 31, 2010 and our consulting agreement with Silver Lake Investment Partners, Ltd. expires on December 31, 2010.

D. Employees

As of December 31, 2009, there were fourteen employees in NAI and ten employees in CWN China.

Employee Breakdown	NAI (Vancouver)	CWN China (Shanghai)
Management	0	0
Business Development	5	3
Editorial	2	3
Finance and Accounting	2	2
IT	2	2
Sales/Marketing	3	0
Total	14	10

E. Share Ownership of Directors and Senior Management

The Company’s authorized capital consists of 100,000,000,000 common shares, at a par value of $0.001, of which 10,700,000 common shares were issued and outstanding as at December 31, 2009.  During Fiscal 2009, there had been no issuance of common shares, exercises in stock options, or change in the percentage of shares beneficially owned.  Subsequent to the year end, on February 24, 2010, the Company issued an aggregate of 250,000 common shares upon the conversion of a 6% Unsecured Convertible Note, resulting in a total of 10,950,000 common shares issued and outstanding.
The following table sets forth certain information regarding the ownership of our common shares by each of the directors and members of senior management in office as at December 31, 2009.  The percentage owned is based on 10,700,000 shares outstanding as at December 31, 2009.

Name and Respective Office and Position Held	Share Ownership	% Share Ownership
Joe K.F. Tai(1) Director, President and Chief Executive Officer	250,000	2.34%
Chi Cheong Liu(2) Director and Treasurer	1,730,000	16.17%
Chi Kong Liu Director	580,000	5.42%
Andy S.W. Lam Director	—	—
Kelvin Szeto Chief Operating Officer and Chief Financial Officer (Director, President and Secretary of NAI)	150,000	1.40%
Gilbert Chan Acting Corporate Secretary (Vice President, Marketing and Project Development of NAI)	50,000	0.47%
Fornia Lau Vice President, Business Development	—	—
Total	2,760,000	25.80%

(1)
As at December 31, 2009, Ms. Tim Yee Lau, a related party to Mr. Tai, owned 112,500 common shares of the Company. Goldpac Investments Ltd., for which Mr. Tai is Managing Director, owned 200,000 common shares of the Company. Total direct and indirect share ownership was 562,500 common shares or 5.26% of the total common shares of the Company.

(1)
As at December 31, 2009, Goldpac Investment Partners Ltd., for which Mr. Liu is Principal, owned 1,166,667 common shares of the Company. Total direct and indirect share ownership was 2,896,667 common shares or 27.07% of the total common shares of the Company.

STOCK OPTIONS

We adopted the ChineseWorldNet.com Inc. 2007 Stock Incentive Plan (the “Plan”), on October 11, 2007, under which we issued share options with the right to purchase up to 550,000 ordinary shares to our directors, officers, and key employees. We did not grant options to individual consultants and advisors.

As at December 31, 2009, we had a total number of 297,000 options that are unvested.  All of the options we granted on October 11, 2007, with an exercise price of $1.08 per share, will expire on October 11, 2012.  All of the options granted under the Plan to our directors and officers have a vesting period of 1 to 5 years.

Optionees	Position	Share Options Granted
Joe Tai	Director	25,000
Chi Cheong Liu	Director	25,000
Chi Kong Liu	Director	25,000
Andy Lam	Director	25,000
Joe Tai	Officer	180,000
Kelvin Szeto	Officer	100,000
Gilbert Chan	Officer	50,000
Fornia Lau	Officer	20,000
Kwok Keung Pang	Employee	10,000
Karl Por So	Employee	10,000
Kai Bei Yang	Employee	15,000
Mary Weixin Zhang	Employee	10,000
Frank Feng Feng	Employee	20,000(Forfeited)
Vivien Ka Ki Leung	Employee	10,000 (Forfeited)
Jin Xu	Employee	10,000(Forfeited)
Lixin Yang	Employee	15,000(Forfeited)
Total		550,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s authorized capital consists of 100,000,000,000 common shares with a par value of $0.001, of which 10,700,000 common shares were issued and outstanding as at December 31, 2009.  During Fiscal 2009, there had been no issuance of common shares, exercises in stock options, or change in the percentage of shares beneficially owned.  Subsequent to the year end, on February 24, 2010, the Company issued an aggregate of 250,000 common shares upon the conversion of a 6% Unsecured Convertible Note, resulting in a total of 10,950,000 common shares issued and outstanding.

There were four registered shareholders in the U.S. with holdings of 1,920,833 common shares representing 17.95% of the total outstanding common shares as at December 31, 2009.

To the knowledge of the directors and senior officers of the Company, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding common shares of the Company as at December 31, 2009.  The percentage owned is based on 10,700,000 shares outstanding as at December 31, 2009.

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned
Chi Cheong Liu(1)	2,896,667	27.07%
CEDE&Co	1,817,000	16.98%
Vcanland China Holdings Ltd.	1,500,000	14.02%
Datacom Venture Limited(2)	600,000	5.61%
Chi Kong Liu	580,000	5.42%
Monica Law	570,000	5.32%
Joe K.F. Tai (3)	562,500	5.26%
Total	8,526,167	79.68%

(1)	As at December 31, 2009, Mr. Liu owned 1,730,000 common shares. Goldpac Investment Partners Ltd., for which Mr. Liu is Principal, owned 1,166,667 common shares of the Company.
(2)
On October 29, 2004, we issued 200,000 of our common shares to acquire all of the assets of TCHL, which included HK$540,000 in cash and equipment, from Marrick. Marrick nominated its sister company, Datacom, to be the record owner of the shares.

(3)
As at December 31, 2009, Mr. Tai owned 250,000 common shares. Ms. Tim Yee Lau, a related party to Mr. Tai, owned 112,500 common shares. Goldpac Investments Ltd., for which Mr. Tai is Managing Director, owned 200,000 common shares.

Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  As far as it is known to the Company, except as disclosed herein, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity. The shareholders, who own five percent or more of our common shares, do not have voting rights which are different than our other shareholders who own our common shares.

B. Related Party Transactions

During Fiscal 2009, we had a consulting agreement with Goldpac Investments Ltd. and we paid consulting fees of $72,000 ($6,000 per month).  Mr. Joe Tai, a director, President and Chief Executive Officer of the Company, is Managing Director of Goldpac Investments Ltd.

During Fiscal 2009, we had a consulting agreement with Silver Lake Investment Partners, Ltd. and we paid consulting fees of $24,000 ($2,000 per month).  Mr. Chi Kong Liu, a director of the Company, has a controlling interest in Silver Lake Investment Partners, Ltd.

None of our directors, senior officers, associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time.

C. Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements

This Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, including our consolidated balance sheets as of December 31, 2009 and 2008, and the consolidated statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2009, 2008 and 2007, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page F-1 of this Report.

B. Significant Changes

There have been no significant changes in our businesses in the period from December 31, 2009 until the date of this document.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Shares of our common stock are currently quoted on the OTC Bulletin Board under the symbol “CWNOF.OB”.  For the periods indicated, the following table sets forth the high and low bid prices of our common shares, as reported by the OTC Bulletin Board. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions. As at March 31, 2010, the closing bid price per share of our common stock was $0.25.

Periods	High	Low
Fiscal 2010
1Q-2010	$0.25	$0.25

Fiscal 2009
4Q-2009	$0.25	$0.25
3Q-2009	$0.25	$0.15
2Q-2009	$0.25	$0.25
1Q-2009	$0.25	$0.13

Fiscal 2008
4Q-2008	$0.53	$0.20
3Q-2008	$0.79	$0.35
2Q-2008	$1.25	$0.50
1Q-2008	$1.30	$1.25

Most Recent 6 months from October 2009 through March 2010
March 2010	$0.25	$0.25
February 2010	$0.25	$0.25
January 2010	$0.25	$0.25
December 2009	$0.25	$0.25
November 2009	$0.25	$0.25
October 2009	$0.25	$0.25

B. Plan of Distribution

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Markets

Our common shares are quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol “CWNOF.OB”.

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

B. Memorandum and Articles of Association

There have been no changes to the Memorandum, Articles of Association, or Cayman Islands Law with respect to rights and powers of directors and shareholders since our 20-F Registration Statement (SEC file no. 000-33051) filed on July 3, 2002.  Such discussion is hereby incorporated by reference into this Report.

C. Material Contracts

The material contracts entered into by the Company, other than those contracts entered into during the ordinary course of business, are as follows:

In April 2004, we entered into an Exchange Agreement with Marrick Investments Limited to acquire all of the assets of Technology City Holdings Ltd., which included HK$540,000 in cash and equipment.  Pursuant to the agreement, we issued 200,000 of our common shares to Datacom Venture Limited, a nominee of Marrick Investments Limited, on October 29, 2004.

On June 6, 2006, we entered into an office lease agreement for our current premises located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.  The term of the lease is for 5 years expiring on July 31, 2011.  The monthly lease payment is CA$6,871.63.

On February 1, 2008, our subsidiary ChineseWorldNet.com (Hong Kong) Ltd. entered into a Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company with Shanghai Compass Venture Capital Investment Company Limited to establish ChineseWorldNet.com (Shanghai) Ltd.

On May 7, 2008, we entered into an office lease agreement for our current premises located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  The term of the lease is for 2 years expiring on June 30, 2010.  The monthly lease payment is RMB$21,702.5 plus applicable taxes and maintenance fees.

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

(a)
For non-WTO investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)
Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2005 is $250 million. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)	The limits set out in paragraph (a) above apply to all investors for acquisitions of a Canadian business that:

(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;
(ii)	provides any financial service;
(iii)	provides any transportation services; or
(iv)	is a cultural business.

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

With reference to 1(a) above, generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. No change of voting control will be deemed to have occurred if an investor acquires less than one-third of the voting control of a Canadian corporation.

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

The ICA exempts certain transactions from notification and review, including, among others:

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

The Management estimates approximately eighty percent of our operations are in Canadian dollars.

CHINESE CURRENCY

The Chinese currency is the Renminbi (“RMB”). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal.  As of 2007, the currency trades within a narrow band specified by the Chinese central government.  The PRC’s central banking authority, publishes the Renmini exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994. In addition, the People’s Bank of China publishes the Renminbi exchange rates against other major foreign currencies. Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in the PRC.

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

H. Documents on Display

Any documents referred to in this Report on Form 20-F may be inspected at our principal office located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1 during normal business hours.

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

I. Subsidiary Information

The Company has 5 subsidiaries, including NAI Interactive Ltd., a company incorporated under the laws of British Columbia (“NAI”), ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWNHK”), 70% owned interest in ChineseWorldNet.com (Shanghai) Ltd., a company incorporated under the laws of PRC (“CWN China”), 70% owned interest in Weihai Consulting Investment Ltd. (ShangHai), a company incorporated under of PRC (“ Weihai”) and CWN Capital Inc., a company incorporated under the laws of British Virgin Islands (“CWN Capital”).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

Our CEO and our CFO have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report, and have concluded that our disclosure controls and procedures were not effective as of December 31, 2009 to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; or (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

 MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its evaluation, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2009, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

During its assessment of internal control over financial reporting, management identified the following deficiencies.  Based on the context in which the deficiencies occur, management and the auditor agreed that these deficiencies individually represent significant deficiencies:

1.
Inadequate segregation of duties over certain information system access controls.  Although there were no major error or incident noted during the evaluation, the control deficiency carries significant risk of management overrides and unauthorized and approved transactions.

2.
There was no human resources department in the Company; the monthly salary calculations were conducted by the accounting department instead of human resources.  The lack of segregation of duties would not ensure the calculation of salary’s accuracy, and possibilities for staff receiving payment for work not attended.  There was also the potential risk of management override.

3.
Purchase requisitions and purchase orders were not prepared, only oral indication was given by management.  Purchases could be initiated and executed for other uses or purchased goods or services could be misappropriated for other uses.  There was also the potential risk of fraud for these purchases.

4.
Several instances of sales agreements were not properly numbered, some agreements were missing and cancelled agreements were destroyed.  Without written sales orders, it was difficult to ensure the completeness of sales, which might result in the risk of errors of record in the financial statement.

Based only on these facts, management has determined that the combination of these significant deficiencies represents a material weakness.  Individually, these deficiencies were evaluated as representing a more than remote likelihood that a misstatement that was more than inconsequential, but less than material, could occur. However, each of these significant deficiencies affects the same set of accounts. Taken together, these significant deficiencies represent a more than remote likelihood that a material misstatement could occur and not be prevented or detected.  Therefore, in combination, these significant deficiencies represent a material weakness.

This Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only the management’s report in this Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors also serves as its audit committee.  The board has designated Mr. Andy S.W. Lam as its audit committee financial expert.  Mr. Lam is an independent audit committee member, as defined by the rules of the Securities Exchange Commission.

ITEM 16B. CODE OF ETHICS

On October 29, 2004, the Company adopted a Code of Ethics (the “Code of Ethics”).  A copy of our Code of Ethics was filed as an exhibit to the Report on Form 20-F filed with the Securities Exchange Commission on December 4, 2004. Our Code of Ethics will be made available in print, free of charge, to any person requesting a copy in writing from our secretary at our North American headquarters in Vancouver, British Columbia, Canada.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, Chang Lee LLP, in 2009 and 2008.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2009	2008
Audit Fees(1)	$41,000	$45,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$41,000	$45,000

(1)	Audit Fees consist of fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.
(2)
Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during Fiscal 2009.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company did not change its principal accountant for the three most recent fiscal years and, as such, there is no requirement to provide any information under this item.

ITEM 16G. CORPORATE GOVERNANCE

The Company is not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following Consolidated Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 59 to 78 of this Report:

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 17 – Financial Statements”.

ITEM 19. EXHIBITS

Exhibit No.		Document Description

EX-4. B-11	**	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2009

EX-4. B-12	**	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2009

EX-31. 1	**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EX-31. 2	**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EX-32. 1	**	Certification Of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EX-32. 2	**	Certification Of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the Report on Form 20-F (commission file number 000-33051) filed with the Commission on July 3, 2002.
**	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 29, 2010
Dated:	____________________

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ Joe Kin Foon Tai
JOE KIN FOON TAI
Director, President and Chief Executive Officer

Consolidated Financial Statements

Chineseworldnet.com Inc. & Subsidiaries
(Expressed in U.S. Dollars)
December 31, 2009 and 2008

Chang Lee LLP
 Chartered Accountants

606-815 Hornby Street
Vancouver, B.C., V6Z 2E6
Tel: 604-687-3776
Fax:  604-688-3373

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CHINESEWORLDNET.COM INC. & SUBSIDIAIRES

We have audited the accompany consolidated balance sheets of Chineseworldnet.com Inc. & Subsidiaries (“the Company”) as at December 31, 2009 and 2008 and the related consolidated statements of stockholders’ equity (deficiency), operations and comprehensive income (loss) and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in conformity with generally accepted accounting principles in the United States of America.

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

Vancouver, Canada
April 19, 2010	Chartered Accountants

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS

As at December 31	(Expressed in U.S. Dollars)

	2009	2008
	$	$

ASSETS
Current assets
Cash and cash equivalents	1,420,486	684,232
Short term investments	238,597	1,291,726
Available-for-sale securities [note 3]	4	3
Accounts receivable [note 4]	165,253	35,381
Prepaid expenses and deposits	35,669	46,515
Total current assets	1,860,009	2,057,857
Equipment [note 5]	73,012	46,526
Total assets	1,933,021	2,104,383

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	246,970	159,841
Due to related parties, non-interest bearing [note 9]	128	128
Deferred revenue	78,089	61,282
Convertible debentures (current) [note 6]	258,772	-
Total current liabilities	583,959	221,251
Convertible debentures [note 6]	—	236,927
Total liabilities	583,959	458,178

Commitments [note 10]
Subsequent event [note 11]
Stockholders’ equity [note 8]
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,700,000 (2008 – 10,700,000) common shares	10,700	10,700
Additional paid-in capital	3,778,308	3,716,969
Accumulated other comprehensive income	81,481	40,280
Deficit	(2,613,870)	(2,284,638)

Non-controlling interests	92,443	162,894
Total stockholders’ equity	1,349,062	1,646,205
Total liabilities and stockholders’ equity	1,933,021	2,104,383

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Year ended December 31	(Expressed in U.S. Dollars)

	Common stock		Additional	(Deficit)	Accumulated	Total equity
	Shares	Amount	paid-in capital		other comprehensive income	(deficiency) attributable to common stockholders	Non controlling interest	Total
	#	$	$	$	$	$	$	$

Balance, December 31, 2007	10,700,000	10,700	3,494,224	(1,334,515)	30,285	2,200,694	—	2,200,694

Stock based compensation			222,745			222,745		222,745
Non controlling interest contribution							215,448	215,448
Components of comprehensive income (loss):
Net income (loss) for the year				(950,123)		(950,123)	(54,712)	(1,004,835)
Foreign currency translation adjustment					9,995	9,995	2,158	12,153

Balance, December 31, 2008	10,700,000	10,700	3,716,969	(2,284,638)	40,280	1,483,311	162,894	1,646,205

Stock based compensation			61,339			61,339		61,339

Components of comprehensive income (loss):
Net income (loss) for the year				(329,232)		(329,232)	(72,977)	(402,209)
Foreign currency translation adjustment					41,201	41,201	2,526	43,727

Balance, December 31, 2009	10,700,000	10,700	3,778,308	(2,613,870)	81,481	1,256,619	92,443	1,349,062

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Year ended December 31	(Expressed in U.S. Dollars)

	2009	2008	2007
	$	$	$

Revenue	906,455	1,011,322	1,325,994

Expenses
Advertising and promotion	131,604	144,906	286,439
Audit and legal	60,731	75,289	58,022
Consulting fees	104,841	95,900	84,000
Depreciation	16,453	14,229	6,923
Directors’ remuneration	8,000	8,000	—
Accretion on convertible debenture	21,845	31,265	13,755
Interest (non-cash imputed interest – related parties)	—	—	63
Interest expense on long-term debt	15,000	15,000	12,500
Office and miscellaneous	65,386	65,096	69,622
Printing	34,481	33,688	39,972
Provision (recovery) for bad and doubtful debts	12,031	13,410	(17,425)
Rent and operating	131,958	114,428	72,427
Salaries and benefits	553,819	599,354	465,494
Seminar operating expense	71,074	152,843	—
Stock Based Compensation	61,339	222,745	22,222
Telephone	28,268	21,569	19,073
Travel and entertainment	147,913	183,369	136,344
	1,464,743	1,791,091	1,269,431
Other income (loss)
Interest and sundry income	30,337	60,584	34,761
Foreign exchange gain (loss) and other losses	125,742	(231,038)	(35,522)
Gain (loss) on sale of available for sale securities	—	—	(1,669)
Other income (loss), net	156,079	(170,454)	(2,430)
Income (loss) before income taxes	(402,209)	(950,223)	54,133

Deferred income tax recovery (expense)	—	(54,612)	54,221
Net income (loss) for the year	(402,209)	(1,004,835)	108,354
Other comprehensive income
Currency translation adjustments	43,727	12,153	4,344
Comprehensive income (loss)	(358,482)	(992,682)	112,698

Net income (loss) attributable to:
Common stockholders	(329,232)	(950,123)	108,354
Non-controlling interests	(72,977)	(54,712)	—
	(402,209)	(1,004,835)	108,354
Net comprehensive income (loss) attributable to:
Common stockholders	(288,031)	(940,128)	112,698
Non-controlling interests	(70,451)	(52,554)	-
	(358,482)	(992,682)	112,698

Earning (loss) per share – basic	(0.03)	(0.09)	0.01
Earning (loss) per share – diluted	(0.03)	(0.09)	0.01

Weighted average number of common shares outstanding – basic	10,700,000	10,700,000	9,012,328
Weighted average number of common shares outstanding – diluted	10,700,000	10,700,000	9,103,713

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	(Expressed in U.S. Dollars)

	2009	2008	2007
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	(402,209)	(1,004,835)	108,354
Adjustment to reconcile net loss to net cash used in operating activities:
Provision for bad and doubtful debts	12,031	13,410	24,459
Depreciation	16,453	14,229	6,923
Accretion on convertible debenture	21,845	31,265	13,755
Interest (imputed) – related parties	—	—	63
Deferred income tax recovery	—	54,612	(54,221)
Stock based compensation	61,339	222,745	22,222
Foreign exchange gain and loss	—	—	22,014
Changes in non-cash working capital items:
Accounts receivable	(130,116)	(20,068)	(19,139)
Prepaid expenses and deposits	14,445	(27,717)	(10,013)
Accounts payable and accrued liabilities	62,672	47,601	(29,839)
Deferred revenue	6,140	(116,264)	69,867
Due to shareholders/directors	—	(27,318)	(3,787)
Net cash provided by (used in) operating activities	(337,400)	(812,340)	150,658

FINANCING ACTIVITIES
Convertible debenture issuance	—	—	250,000
Non controlling interest	—	215,446	—
Proceed of private placement	—	—	2,070,000
Net cash provided by financing activities	—	215,446	2,320,000

INVESTING ACTIVITIES
Purchase of equipment	(39,974)	(42,451)	(2,413)
Short term investments	1,053,129	(1,291,726)	—
Net cash provided by (used in) investing activities	1,013,155	(1,334,177)	(2,413)

Effect of exchange rate changes on cash and cash equivalents	60,499	(23,311)	13,451

Increase (decrease) in cash and cash equivalents	736,254	(1,954,382)	2,481,696
Cash and cash equivalents, beginning of year	684,232	2,638,614	156,918
Cash and cash equivalents, end of year	1,420,486	684,232	2,638,614

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	15,000	15,000	12,500
Cash paid for income taxes	—	—	—

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.  During the fiscal year 2008, the Company invested and owned 70% interest in ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”), a company incorporated under the laws of People’s Republic of China in April 2008.  ChineseWorldNet.com (Shanghai) Ltd. has a wholly-owned subsidiary, Weihai Consulting Investment Ltd (“Weihai”), a company incorporated under the laws of People’s Republic of China in September 2009. The Company also has a wholly-owned subsidiary CWN Capital Inc. (“CWN Capital”), a company incorporated under the laws of British Virgin Islands in August 2009.

The Company’s business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, web page hosting and maintenance, online promotion for customers, translation services, investment seminars, investment handbooks, website contest events, and subscription fees. These services are considered as one segment based upon the Company’s organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations.

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

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries and subsidiaries which the Company owns 70% interests. All material inter-company accounts and transactions have been eliminated upon consolidation.

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

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Equipment

Equipment is recorded at cost, net of accumulated amortization.

Depreciation on equipment is provided on a declining-balance basis over its expected useful lives at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%
Leasehold improvement	over the term of the lease
Vehicle	25%

Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2009, the Company held $418,659 [2008 - $221,070] in cash equivalents.

Short-term investments

The Company’s short-term investments include one month Canadian dollar term deposits deposited in a financial institution, which earn interests at rate of 5.3% per annum and mature on January 29, 2010 and subject to conversion to USD on fixing date January 28, 2010, if CAD/USD at 1.0235 or below (Tokyo Close), the Company have to convert CAD to USD at 1.0235.  Subsequent to the year end, the related short term investment has been renewed and later converted into $240,848.

Foreign currency translations

The Company, NAI, CWN HK, CWN China and Weihai maintain their accounting records in their functional currencies of U.S. dollars, Canadian dollars, HK dollars, Chinese Renminbi for two Chinese entities, respectively. However, the Company reports in U.S. dollars. Foreign currency transactions in the foreign subsidiaries are translated into their functional currency using the exchange rate in effect at that date for assets, liabilities, revenues and expenses. At the period end, monetary assets and liabilities denominated in the foreign currency are re-evaluated into the functional currency by using the exchange rate in effect for the period end. The resulting foreign exchange gains and losses are included in operations.

Assets and liabilities of the foreign subsidiaries are translated into the reporting U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders’ equity, as a component of other comprehensive income.

Advertising expenses

The Company expensed advertising costs as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 were $131,604, $144,906 and $286,439 respectively.

Income taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification (“ASC”) 740 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

On January 1, 2007 the Company adopted FAS Interpretation No. 48, “Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109 ("FIN 48")”, codified into ASC 740. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 describes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Comprehensive income

The Company accounts for comprehensive income under the provisions of ASC 220 (formerly SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders’ Equity. The Company’s comprehensive income (loss) consists of net earnings (loss) for the year, foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities.

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

The carrying value of cash and cash equivalents, short-term investments, available for sale securities, accounts receivable, accounts payable and accrued liabilities and due to related parties approximates the fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest risk arising from these financial instruments.

The Company has cash and cash equivalents with various financial institutions, which may exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. However, the Company does not anticipate non-performance.  As at December 31, 2009, the Company had $nil (2008 - $nil) in a bank beyond insured limits.

Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of diverse customers. The Company does not require collateral or other security to support financial instruments subject to credit risk.

The Company operates and incurs significant expenditures outside of the United States of America and is exposed to foreign currency risks due to the currency exchange fluctuation between the subsidiaries’ functional currency and the Company’s reporting currency.

Available-for-sale securities

Marketable securities are classified as available-for-sale securities and are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to Accumulated other comprehensive income as a separate component of stockholders’ equity until realized.

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Non-monetary transactions

The Company entered into agreements for the supply of content for the Company’s websites in exchange for advertising, consisting primarily of links to the supplier’s websites.  The Company accounted for these transactions in accordance with ASC 845 (formerly Accounting Principles Board No. 29) Nonmonetary Transactions and with ASC 605-20 (formerly Emerging Issues Task Force No. 99-17) Revenue Recognition.  No cash was exchanged between the parties in any of these transactions.  These transactions have been recorded at a zero value, being the carrying amount of the content supplied.

Revenue recognition

Revenue consists of two main sources:

1.
fees from banner advertisement, webpage hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company’s Chinese Investment Guides, sponsorship fees from investment seminars, road show and forums, all of which sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. These revenues are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

2.	fees from membership subscriptions. These revenues are recognized over the term of the subscription.

Fees received in advance and require continuing performance obligation are deferred and recognized as revenue systematically over the period of services provided to customers.

Long-lived assets impairment

Long-term assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value has become impaired, in accordance with the guidance established in ASC 360 (formerly SFAS144), Property, Plant and Equipment. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

Stock-based compensation

The Company has adopted the fair value method of accounting for stock-based compensation as recommended by ASC 718 (formerly SFAS 123R) Compensation –Stock Compensation. The Company has granted stock options to directors and certain employees for services provided to the Company under this method. The Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period.

Fair value of financial instruments

 The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

•	Level one – Quoted market prices in active markets for identical assets or liabilities;
•	Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
•	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Earning (Loss) per share

Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted ASC 260 (formerly SFAS128), Earnings Per Share. Diluted earning (loss) per share is equal to basic loss per share because there is no potential dilutive security.

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance.  For the fiscal year 2009, the Company incurred an expense for bad debt and provision for allowance for doubtful accounts receivable in the amount of $12,031 (2008 - $13,410; 2007 – ($17,425).

Newly adopted accounting pronouncements and new accounting pronouncements

In December 2007, the FASB issued ASC 805 (formerly SFAS No. 141R) Business Combinations. SFAS 141 (Revised) replaces SFAS 141 "Business Combination" and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company adopted ASC 805 on January 1, 2009 and the adoption of this guidance did not have a material impact on our historical financial statements.

In December 2007, the FASB issued ASC 810-10-65 (formerly SFAS 160) Noncontrolling Interests in Consolidated Financial Statements. ASC 810 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810-10-65 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. ASC 810-10-65 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. ASC 810-10-65 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company adopted ASC 810-10-65 on January 1, 2009 and the adoption of this guidance did not have a material impact on our historical financial statements except the presentation and disclosure changes for years end prior to January 1, 2009.

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Newly adopted accounting pronouncements and new accounting pronouncements (cont’d.)

In March 2008, the FASB issued FASB Statement ASC 815-10-15 (formerly SFAS 161), Disclosures about Derivative Instruments and Hedging Activities. ASC 815 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under formerly SFAS 133 Accounting for Derivative Instruments and Hedging Activities and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted ASC 815-10-15 on January 1, 2009 and the adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In April, 2008, the FASB issued ASC 350-30 (formerly FSP 142-3 Determination of the Useful Life of Intangible Asset). In determining the useful life of acquired intangible assets, ASC 350-30 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. ASC 350-30 also requires expanded disclosure related to the determination of intangible asset useful lives. ASC 350-30 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The Company adopted ASC 350-30 on January 1, 2009 and the adoption of ASC 350-30 did not have a material impact on the Company’s consolidated financial position or result of operations.

In May 2008, the FASB issued ASC 470-20 (FSP APB 14-1 Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)), which will change the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Under the final FSP, cash settled convertible securities will be separated into their debt and equity components. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability will be recorded as additional paid-in capital. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted ASC 470-20 on January 1, 2009 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In June 2008, the FASB issued ASC 260-10 (formerly FSP EITF 03-6-1 Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities).  ASC 260-10 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and affects entities that accrue cash dividends on share-based payment awards during the awards’ service period when the dividends do not need to be returned if the employees forfeit the awards.  ASC 260-10 states that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method.  ASC 260-10 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The Company adopted ASC 260-10 on January 1, 2009 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Newly adopted accounting pronouncements and new accounting pronouncements (cont’d.)

In October 2008, the FASB issued ASC 820-10-35 (formerly FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active), which addresses the application of SFAS 157 for illiquid financial instruments.  ASC 820-10-35 clarifies that approaches to determining fair value other than the market approach may be appropriate when the market for a financial asset is not active.  The Company adopted ASC 820-10-35 on January 1, 2009 and the adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In November 2008, the Emerging Issues Task Force issued ASC 323-10 (formerly EITF No. 08-6 Equity Method Investment Accounting Considerations”) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The Company adopted ASC 323-10 on January 1, 2009 and the adoption of this guidance did not have a material impact on our consolidated financial condition or results of operations.

In April 2009, the FASB issued ASC 825-10-65 (formerly FSP 107-1 and APB 28-1 Interim Disclosures about Fair Value of Financial Instruments). The guidance amends SFAS 107, "Disclosure about Fair Value of Financial Instruments," and APB No. 28, Interim Financial Reporting, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued ASC 320 (formerly FSP FAS 115-2 and FAS 124-2 Recognition and Presentation of Other-Than-Temporary Impairments). The guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Company adopted ASC 320 in the fiscal year 2009.  The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued ASC 820-10-65 (formerly FSP FAS 157-4 Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). The guidance provides additional guidance for estimating fair value in accordance with SFAS 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased, and includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this guidance in the fiscal year 2009.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In June 2009, the FASB amended ASC 860, (formerly SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140). ASC 860 eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. ASC 860 is effective for fiscal years beginning after November 15, 2009. The Company will adopt ASC 860 in fiscal 2010. We do not expect that the adoption of ASC 860 will have a material impact on our financial statements.

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Newly adopted accounting pronouncements and new accounting pronouncements (cont’d.)

In June 2009, the FASB amended ASC 810 (formerly SFAS No.167, Amendments to FASB Interpretation No. 46). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. ASC 810 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. We will adopt ASC 810 in fiscal 2010. We do not expect that the adoption of ASC 810 will have a material impact on our financial statements.

In July 2009, the Company adopted the FASB Accounting Standards Codification™ (“Codification”). The Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The content of the Codification carries the same level of authority, thereby modifying the previous GAAP hierarchy to include only two levels of GAAP: authoritative and non authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Adoption of the Codification did not result in a change in current accounting practice

In October 2009, the FASB issued guidance on revenue arrangements with multiple deliverables stating that when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. This guidance was effective for us January 1, 2011. We do not expect the application of this guidance will have a material impact on our financial position, cash flows or operating results.

In January 2010, the FASB issued new standards in the ASC 820, Fair Value Measurements and Disclosures, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not anticipate that this update will have a material impact on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09 Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of issued date for conduit debt obligors. We do not anticipate that this update will have a material impact on our consolidated financial statements.

Chineseworldnet.Com Inc. & Subsidiaries

3. AVAILABLE-FOR- SALE SECURITIES

Available-for-sale securities consist of marketable securities and are summarized as follows:

		Gross	Gross	Accumulated
		unrealized	unrealized	unrealized	Market
	Cost $	gains $	losses $	losses $	value $

December 31, 2007	1,009	—	(1,005)	(1,005)	4
Change during the year	—	—	(1)	(1)	(1)
December 31, 2008	1,009	—	(1,006)	(1,006)	3
Change during the year	—	—	1	1	1
December 31, 2009	1,009	—	(1,005)	(1,005)	4

4. ACCOUNTS RECEIVABLE

	December 31, 2009	December 31, 2008
Accounts receivable	217,406	79,179
Allowance for doubtful accounts	(52,153)	(43,798)
Total	165,253	35,381

5. EQUIPMENT

		Accumulated	Net book
	Cost $	amortization $	value $

2009
Furniture and fixtures	34,154	21,537	12,617
Computer equipment	91,849	74,819	17,030
Leasehold improvement	24,753	14,526	10,227
Vehicle	33,807	669	33,138
	184,563	111,551	73,012

2008
Furniture and fixtures	26,054	15,825	10,229
Computer equipment	78,205	59,672	18,533
Leasehold improvement	24,691	6,927	17,764
	128,950	82,424	46,526

6. CONVERTIBLE DEBENTURES

In fiscal year 2004, the convertible debentures were issued to an investor and a related company owned by a director as a working capital credit facility of $50,000 and $100,000 respectively with advances secured by two unregistered three-year convertible debentures, which are due on May 31, 2007. Simple interest accrues at 5% per annum on the

Chineseworldnet.Com Inc. & Subsidiaries

6. CONVERTIBLE DEBENTURES (cont’d.)

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

In accordance with ASC 470-20 (formerly EITF No. 00-27), Debt with Conversion and Other Option, no beneficial conversion feature was calculated on the issuance of the convertible debenture.

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

In accordance with ASC 470-20 (formerly EITF No. 00-27 ), Debt with Conversion and Other Options, the Company recorded $29,046, $29,047 and $191,907 to the share purchase warrants, beneficial conversion feature and convertible debt, respectively.

During the fiscal year 2009, $21,845 (2008 - $31,265) was accreted to the convertible debenture.  A summary of convertible debenture as follows:

	December 31,	December 31,
	2009	2008
Convertible debentures - face value

Due February 28, 2010 - unsecured and interest bearing at 6%	250,000	250,000
	250,000	250,000

Less interest (effective interest rate: 16.4%)	(58,093)	(58,093)
Accretion	66,865	45,020
Total	258,772	236,927
Less current portion	258,772	—
	$-	$236,927

Subsequent to the year end, the convertible debenture has been converted into common share of the company; please refer to Note 11 Subsequent Events.

Chineseworldnet.Com Inc. & Subsidiaries

7. INCOME TAXES

The parent company is not subject to income taxes.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2009 $	2008 $	2007 $

Net loss for the year	(402,209)	(950,223)	51,133
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Impact of foreign exchange movement	(2,437)	(896)	12,238
Impact of BC rate change	—	—	—
Foreign tax rate differential	(80,125)	(118,032)	64,176
Others	4,451	4,495	4,583
Recognition of non- capital loss carryforwards	—	—	(82,686)
Change in valuation allowance	78,111	169,045	(52,532)
Income tax expense (recovery)	—	54,612	(54,221)

The significant components of the Company’s deferred tax assets are as follows:

	2009 $	2008 $	2007 $

Non-capital loss carryforwards	298,000	291,000	191,601
Equipment and furniture	6,700	2,000	17,223
Others	(4,600)	5,000	—
	300,100	298,000	208,824
Valuation allowance	(300,100)	(298,000)	(149,501)
Net deferred income tax assets	—	—	59,323

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $623,612 expire as follows:

$

2010	149,735
2014	15,841
2015	2,977
2026	151,499
2029	235,727
2030	67,833
623,612

The Company also has available non-capital losses for Chinese income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $419,926 expire from 2012 ($182,557) to 2013 ($237,369).

Chineseworldnet.Com Inc. & Subsidiaries

8. STOCKHOLDERS EQUITY

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

As at December 31, 2009, the Company has 495,000 stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2006	—	$—
Granted	550,000	1.08
Forfeited	(10,000)	1.08
Balance, December 31, 2007	540,000	1.08
Forfeited	(45,000)	1.08
Balance, December 31, 2008	495,000	1.08
Forfeited	—	1.08
Balance, December 31, 2009	495,000	$1.08

Exercise price	Outstanding			Exercisable
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price

$1.08	495,000	$1.08	2.78	198,000	$1.08
	495,000	$1.08	2.78	198,000	$1.08

The weighted average fair value of stock options granted on the date of the grant was $0.93 and the Company recorded stock based compensation expense of $61,339 for fiscal year 2009 (2008 - $222,745 and 2007 - $22,222). The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

2007
Risk-free interest rate	4.36%
Expected life of options	5 years
Annualized volatility	90.6%
Dividend rate	0%

Chineseworldnet.Com Inc. & Subsidiaries

8. STOCKHOLDERS EQUITY (cont’d.)

Share purchase warrants

A summary of share purchase warrants is as follows:

Expiry Date	Exercise Price	Number
February 28, 2010	$1.30	75,000

Subsequent to the year end, on February 28, 2010, all warrants expired.

9. RELATED PARTY TRANSACTIONS

[a]
In 2009, the Company incurred $96,000 [2008 - $84,000, 2007 - $84,000] in consulting fees to two companies related to a director of the Company, of which there were no outstanding balance as at December 31, 2009.

[b]	In 2009, the Company paid $110,384 [2008 - $80,360, 2007 - $86,400] salary to senior officers of the Company.

[c]
As at December 31, 2009, the Company has non-interest bearing advances from a stockholder and director of $128 [2008 - $128]. In 2009, the Company recorded imputed interest of $nil [2007 - $nil, 2007 - $63] at an interest rate of 4% per annum on these advances.

[d]	Included in accounts payable, $23,160 [2008 - $36,136] was payable to directors and senior officers of the Company.

[e]	As at December 31, 2009, the Company provided an advance of $2,579 [2008 - $2,580] to a director as a prepaid expenses.

[f]
In 2009, the Company provided service for a total of $144,956.73 [2008-$Nil, 2007- $Nil] to a company whose director and shareholder is also a director and shareholder of the company, of which $40,523 [2008- $ Nil] was outstanding as at December 31, 2009.

[g]	In 2009, the Company incurred $8,000 [2008 - $8,000, 2007 - $ Nil] in director fees, of which there were no outstanding balance as at December 31, 2009.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

10. COMMITMENTS

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

$
2010	86,274
2011	53,532
2012	7,696
2013	5,771
Total	153,273

Chineseworldnet.Com Inc. & Subsidiaries

10. COMMITMENTS (cont’d.)

During the fiscal year 2008, the Company entered into a license agreement which the Company was granted a license to use and distribute the licensor’s products and service described in the agreement for a term of 3 years for a total consideration of $54,624 and payable $17,139, $18,285 and $19,200 at the beginning of year one, two and three, respectively.

11.  SUBSEQUENT EVENTS

[a]
Subsequent to the year end, the Company entered a new consulting agreement with Silver Lake Investment Partners, Limited controlled by a director of the Company.  The Company will be charged $2,000 per month for the consulting fee from January 1 to December 31, 2010. Also, the Company entered a new consulting agreement with Goldpac Investments Ltd. controlled by a director of the Company.  The Company will be charged $6,000 per month for the consulting fee from January 1, 2010 to December 31, 2010.

[b]
Subsequent to the year end, on February 24, 2010, the Company issued 250,000 common shares at the price of US$ 1.00 to the holder of a convertible note for the conversion of the convertible note, resulting in a total of 10,950,000 common shares issued and outstanding.

12.  COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.

13.  GEOGRAPHIC INFORMATION

The Company’s head office is located in Vancouver, British Columbia, Canada. The operations of the Company are primarily in two geographic areas: Canada and China. A summary of geographical information for the Company’s assets and net loss for the years is as follows:

Year ended December 31, 2009	Canada	China	Total

Revenue from external customers	$728,098	$178,357	$906,455
Net income (loss)	(154,710)	(247,499)	(402,209)
Total assets	1,581,601	351,420	1,933,021

Year ended December 31, 2008	Canada	China	Total

Revenue from external customers	$881,633	$129,689	$1,011,322
Net income (loss)	(819,324)	(185,511)	(1,004,835)
Total assets	1,523,879	580,504	2,104,383