Form 20-F
period 2010-12-31
CHINESEWORLDNET COM INC
filed 2011-05-13
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________

Commission file number: 000-33051

CHINESEWORLDNET.COM INC.
(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)

Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1
(Address of principal executive offices)

Mr. Joe Tai, President and Chief Executive Officer
Tel: +1 (604) 488-8878   Fax: +1 (604) 488-0868
Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Not Applicable	Not Applicable
(Title of each class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares, Par Value of US$0.001 Per Share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,950,000 Common Shares, Par Value of US$0.001 Per Share

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*
☐ Yes	☐ No
* This requirement does not apply to the registrant until its fiscal year ending December 31, 2011.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.
☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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
☐ Yes	☐ No

ITEM 16G.	CORPORATE GOVERNANCE	59

PART III		59

ITEM 17.	FINANCIAL STATEMENTS	59

ITEM 18.	FINANCIAL STATEMENTS	60

ITEM 19.	EXHIBITS	60

EX-4.2	STOCK OPTION PLAN AGREEMENT DATED JUNE 10, 2010

EX-4.4	CONSULTING AGREEMENT BETWEEN CHINESEWORLDNET.COM INC. AND GOLDPAC INVESTMENTS LTD. DATED JANUARY 1, 2010

EX-4.5	CONSULTING AGREEMENT BETWEEN CHINESEWORLDNET.COM INC. AND SILVER LAKE INVESTMENT PARTNERS, LTD. DATED JANUARY 1, 2010

EX-31. 1	CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

EX-31. 2	CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

EX-32. 1	CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

EX-32. 2	CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

SIGNATURES		61

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		62

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Except as the context otherwise requires, all references in this annual report (the “Report”) on Form 20-F to “we,” “us,” “our,” “CWN,” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, ChineseWorldNet.com (Hong Kong) Ltd. (“CWNHK”), a company incorporated under the laws of Hong Kong, 70% owned interest in ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”), a company incorporated under the laws of People’s Republic of China, and 70% owned interest in Weihai Consulting Investment Ltd. (“Weihai”), a company incorporated under the laws of People’s Republic of China.

Our consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2010” are to our fiscal year ended December 31, 2010, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

Our registered office is located at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104.  Our principal executive office is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that reflect the management’s current expectations and assumptions with respect to the general economic and business conditions, the Company’s operation and business strategies, products, services and competition, future financial position and results, and various other factors, both referenced and not referenced in this Report.  All statements made in this Report other than statements of historical fact, including, among others, statements that address operating performance, events, circumstances, or developments that the management expects or anticipates will or may occur in the future, statements related to revenue and volume growth, profitability, new sales and marketing channels, adequacy of and ability to raise additional funding for operations, and statements expressing general optimism about future operating results and non-historical information, are forward-looking statements.  In particular, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “plan,” “target,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that statements are not forward-looking.

These forward-looking statements are subject to risks and uncertainties that could cause our actual financial position and results to differ materially from those expressed in, anticipated or implied by these forward-looking statements for many reasons, including the risks and statements described in more detail under “Item 3. Key Information – Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” included elsewhere in this Report.  The information set forth in this Report is as of December 31, 2010 unless otherwise indicated.  We do not undertake any obligation to revise or update these forward-looking statements to reflect new information, future events or circumstances unless required by applicable legislation or regulation.  These forward-looking statements contained in this Report are expressly qualified by this cautionary statement.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected consolidated financial information from our consolidated financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2010, 2009, 2008, 2007 and 2006.  The information for the last three fiscal years ended December 31, 2010, 2009 and 2008 have been extracted from the Company’s audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.  Information for the years ended December 31, 2007 and 2006 have been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

	Year ended December 31,
	2010	2009	2008	2007	2006
Consolidated Statements of Operations:
Revenue	$1,733,329	$906,455	$1,011,322	$1,325,994	$643,370
Net income (loss) for the year	296,604	(402,209)	(1,004,835)	108,354	(209,883)
Net income (loss) attributable to non-controlling interest	107,858	(72,977)	(54,712)	—	—
Net income (loss) attributable to common stockholders	188,746	(329,232)	(950,123)	108,354	(209,883)
Earning (loss) per share – basic	0.03	(0.03)	(0.09)	0.01	(0.03)
Earning (loss) per share – diluted	0.03	(0.03)	(0.09)	0.01	(0.03)
Weighted average common shares outstanding – basic	10,873,288	10,700,000	10,700,000	9,012,328	8,200,000
Weighted average common shares outstanding – diluted	10,873,288	10,700,000	10,700,000	9,103,713	8,200,000

Consolidated Balance Sheets:
Total assets	$2,171,219	$1,933,021	$2,104,383	$2,780,226	$226,896
Equipment	50,521	73,012	46,526	22,001	22,677
Total current liabilities	384,673	583,959	221,251	373,870	439,278
Total stockholders’ equity (deficiency)	1,786,546	1,349,062	1,646,205	2,200,694	(212,382)

No dividends have been declared or paid in Fiscal 2010.

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

Although we have an operating history of over 10 years, we may have a limited history in terms of certain aspects of our operation.  This includes those new strategies and business models we developed, such as our development as a financial content and information provider targeting potential investors in the Greater China in addition to building a network with various content and information distribution channels in the region, our institutional conference business, and our road show business etc.  Potential investors should be aware of the risks associated with such, and expect that most of our revenues in the foreseeable future be applied towards building and growing the Company and its businesses.

We may not be able to successfully implement our growth strategies.

We are pursuing a number of growth strategies. Externally, we endeavor to create sustainable partnerships, joint ventures and acquisitions with providers of financial products and services.  We seek out relationships with companies with customers in North America and Asia, offering new services for which there are no strong and well-established markets, or new services where we lack experience and expertise.  In light of this, we cannot guarantee that the new services will be commercially viable or delivered in a timely manner.

Internally, we require constant development and expansion of our content and knowledge base.  We intend to increase revenues from our Portal business, IR/PR business, Conference business, and financial content and information distribution business by increasing internal support staff and other resources.  There is no guarantee we may be able to achieve what we desire.  The increased associated costs may impede our results of operations and financial condition, with no guarantee of success or increase in revenue.

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

Our future performance is dependent on the continuing and collaborative efforts of our senior management and key personnel, and our ability to retain them.

Our future performance is substantially dependent on the performance of our senior management and key personnel.  In particular, our success depends on the continued services and efforts of our senior management team.  If a member in the senior management team is unable or unwilling to continue in his or her position, we may not be able to replace the position easily, and our business may be disrupted, materially and adversely affected.  If any member in the senior management team joins a competitor or forms a competing company, we may lose customers, distributors and know-how.

We intend to grant incentive stock options to our senior management and key personnel in lieu of salary raise.  Due to potential fluctuation of our future share price, our employees may have their incentive stock options at strike prices far above the then current share price.  As a result, our employees may not consider their incentive stock options to be a valuable form of compensation, and we may need to provide other forms of compensation such as salary increase, bonuses or equities in an effort to retain them.  Our inability to retain employees, particularly our senior officers, and key financial and technical personnel could have a material adverse effect on businesses, results of operations and financial condition.

Our businesses may be adversely affected if we do not continue to expand and maintain an effective customer support force.

We offer our clients and users customer support in English, Cantonese and Mandarin through a North American toll free telephone number.  The purpose of customer support is to resolve our clients’ and users’ issues and questions as well as to explain our Company’s product and service offerings.  Most of our staff members involved in the customer support function are relatively new to the Company, and may not have sufficient training or experience to effectively serve our clients and users.  We will need to increase our customer support force as our businesses expand, as well as provide adequate training to them.  We may not be able to hire and retain employees without short-term disruptions to our operations, and locating multilingual workers may post a challenge.  Failure to maintain a working customer support team may have a material adverse effect on our businesses.

We face significant competition that could adversely affect our businesses, results of operations and financial condition.

The markets for our Portal, IR/PR, Conference, and our financial content and information distribution businesses are extremely competitive and rapidly changing.  The number of competitors competing for our potential clients and users’ attention and spending has increased significantly since we commenced operations and we expect that competition will continue to intensify.  As we continue to broaden our range of product and service offerings, we expect increasing competition from established players as well as less well-known players in the coming years.  Many of these competitors have longer operating histories, better brand recognition, larger customer bases and databases, and significantly greater financial, technical and marketing resources.  In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues.  Any of our present or future competitors may provide products and services that provide significant better performance, price, creativity or other advantages over those offered by us.  Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, content providers, distribution partners, advertisers, sponsors, clients and users.  Our ability to compete successfully depends on many factors, including the quality of our content, the breadth, depth and ease of use of services, sales and marketing efforts, and performance of technology etc.  See Section titled “Competition” at “Item 4 – Information on the Company”.

We currently compete, directly and indirectly, for readers and subscribers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities.  We also compete, directly and indirectly, for clients and users with companies specialized in providing IR/PR services and for conference participants and attendees with companies specialized in hosting and organizing conferences.

Many of our existing competitors, as well as potential new competitors, may adopt our business model and devote greater resources than we can to the development and promotion of product and service offerings similar to or more advanced than our own.  These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours.  They may also undercut us by making more attractive offers to our existing and potential employees, content providers, distribution partners, advertisers, sponsors, clients and users.  New and increased competition could result in price reductions in our product and service offerings, reduced margin or loss of market share, any of which could materially and adversely affect our businesses, results of operations and financial condition.

Difficulties associated with our brand development may harm our ability to attract clients and users.

We believe that a general increase in competition for online financial products and services companies has elevated the importance of brand building and brand awareness.  We also believe that maintaining and generating awareness about our websites, www.chineseworldnet.com, www.nai500.com, and www.gcff.ca, as well as their associate brands are important aspects in our efforts to continue to attract clients and users.  Our planned products and services may not be widely recognized, and we will need to increase awareness amongst potential users.  Despite continued efforts to generate brand awareness, it may be ineffective or unsuccessful in reaching potential users.  Potential users may not be receptive to our advertising campaigns and/or other efforts.  Accordingly, our efforts may be unsuccessful in raising awareness of our websites and their associate brands or in persuading potential clients and users to purchase or use our services.

We do not own the URLs for our principal websites.  If we lose the right to use our principal website addresses or URLs, our businesses could be seriously harmed.

Our principal website addresses or Uniform Resource Locators (URLs), www.chineseworldnet.com, www.nai500.com, and www.gcff.ca, are currently licensed from Register.com on a yearly basis.  As per our services agreements with Register.com, there is no guarantee that we can renew the services agreements with regard to our principal website addresses or URLs.  If we lose the right to use the www.chineseworldnet.com, www.nai500.com, and www.gcff.ca domain names, they may become the property of our competitors or other parties, either of which could have a material adverse effect on our businesses, results of operations and financial condition.

Unforeseen developmental difficulties with our technological infrastructure may hinder our efforts.

We have undertaken measures to enhance our design and technological infrastructure in order to improve our portals, websites and other product and service offerings, and we intend to continue doing so in the foreseeable future.  In the past, we have experienced unexpected web traffic, leading to slow upload times or other problems.  While we have worked towards resolving these problems, they can be expected to occur again in the future, hence, the need of our continual efforts to upgrade and improve our portals, websites and other product and service offerings.  Unforeseeable developmental difficulties may prevent us from implementing improvements or lead to higher than anticipated costs, and repeated problems in accessing our websites can deter visitors from future use.  All of these, and possibly other problems, will affect our businesses, operations and financial condition, unfavorably.

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

In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G and more advanced mobile communications technologies are broadly implemented.  If we fail to develop products and technologies that are compatible with all mobile devices, or if the products and services we develop are not widely accepted and used by users of various mobile devices, we may not be able to penetrate the mobile markets.

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

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights.  The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving.  Because our services can be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of that material.  In addition, we do not carry any liability insurance to indemnify us for all liability that may be imposed.  Any imposition of liability could have a material adverse effect on our businesses, results of operations and financial condition.

We may be held liable for the content of our electronic and hard copy publishing and such potential liability could harm our businesses.

We are paid by our client companies to produce company profiles, translated fact sheet and presentation materials, which are distributed to target investors by email, mail and published on our website.  Our users may request and receive directly from us a hard copy of any such review.  We make no recommendation for the purchase of securities in any of our public company clients’ securities and each report contains a disclaimer to that effect.  We do not send out unsolicited copies of the reports on our client companies’ behalf.  We receive a fee from the client company for preparing the report but receive no underlying interest in the client company’s securities nor do we take any position in those securities.

Although we have a disclaimer on each review, it may be perceived by users that we are endorsing our client companies as an investment.  Potential liability issues may arise should our users invest in these companies and lose money based upon an inaccurate perception that we have endorsed such an investment.  Liability issues include the defense of a lawsuit that could be brought by a user seeking compensation for the losses he or she has suffered which could involve us in costly and time-consuming litigation in defending such a suit.  We have no liability insurance in place to protect us against such a potential suit.

Failure of our internal security measures or breach of our privacy protections may cause us to lose users and subject us to liability.

Users who subscribe to our premium subscription-based products are required to supply certain personal information which we use to administer our services.  We also require users of some of our free products and features to provide us with certain personal information.  Additionally, we rely on security and authentication technology licensed from third parties to perform real-time credit card authorization and verification, and at times rely on third parties, including technology consulting firms, to help protect our infrastructure from security threats.  In this regard, our users depend on us to keep their personal information safe and private.  If users perceive that we are not protecting their privacy, or if the technology developed by these third parties does not function as anticipated and our information security measures are breached, our users could be discouraged from registering to use our services, which could have a material adverse effect on our businesses, results of operations and financial condition.

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

We anticipate the need to secure additional financing in order to maintain our existing operations and to implement our planned expansions in North America and Asia.  The Company has recurring losses from operations since inception and has accumulated a deficit of $2,425,124 as at December 31, 2010.  The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing to maintain and to expand its business operations.  Management has been able to finance its business operations through equity and debt financing.  Management will continue to seek additional capital to finance its business operations and expansions through equity and debt financing.  However, there can be no assurance that such financing will materialize on a timely basis or obtained on favorable terms.  These conditions raise substantial doubt that the Company will be able to continue as a going concern.

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

If economic and other conditions deteriorate, or if market or other values fluctuate, we may need to provide for decreases in value or increased unrealized losses.  Our results of operations, financial condition, prospects and share price could be adversely and materially affected, particularly if we are unable to hedge or adequately hedge our exposure to reduced valuations.

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

In addition, a number of companies and websites offer stock quotes, economic and company-specific news, historical stock performance statistics, online chatting regarding individual securities and other features for free over the Internet.  If users determine that the information available for free over the Internet is sufficient for their investing needs, they would be unlikely to pay for subscription to our services, thus reducing our revenues and net income and forcing us to develop a new business model.  Furthermore, the amount and quality of information available for free over the Internet may expand in the future, reducing the attractiveness of our services and forcing us to spend additional money to develop more sophisticated services in order to compete.  There can be no assurance that we would be successful in developing a new business model or more advanced services in response to either of the above challenges.  Failure to do so would lead to significant declines in our number of subscribers, revenues and net income.

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

Certain of our Portal and IR/PR businesses include individual and short-term projects are billed on a fixed-price basis as distinguished from a method of billing on a time and materials basis.  Our failure to obtain new business in any given quarter or estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete fixed-price engagements within budget, on time and to clients’ satisfaction could expose us to risks associated with cost over-runs, which could have a material adverse effect on our businesses.

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

In addition, our Conference business had undergone changes to address the current financial environment.  Specifically, the repositioning of our conferences away from the traditional focus on the capital markets and towards a more general partnering business format for selected industries in cross-border businesses between North America and Greater China.  The success of the conferences is, by no means, secure.  Problems may arise from inexperienced company personnel as well as other factors which may have a negative effect on the revenue of our Conference business.

Failure to maintain strategic relationship with partner companies in organizing financial seminars in PRC may adversely affect our business.

In expanding our financial seminars in PRC, we may depend on establishing and maintaining partnerships with local companies in PRC, such as agents, internet platform partners, consulting companies, project event organizers etc., in various disciplines such as marketing our company and/or events, seminar organization and coordination.  We may be unable to enter into or successfully renew relationships with these companies or partners on commercially reasonable terms.

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

A number of financial news and information sources compete for consumers’ and advertisers’ attention and spending. We compete for advertisers, staff and outside contributors, clients and users and many types of companies, including:

•	English Content:
o
online services or websites focused on business, finance and investing news, such as CBS.MarketWatch.com, CNBC on MSN Money, CNNfn.com, The Wall Street Journal Online, TheStreet.com, Globeinvestor.com, TheNewYorkTimes.com, DowJones.com, SmartMoney.com, and The Motley Fool;

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

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do.  This may allow them to devote greater resources than we can to the development and promotion of their services.  These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering more of their financial news and commentary for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers.  Our competitors may develop content that is equal or superior to our content or that achieves greater market acceptance than our content.  It is also possible that new competitors may emerge and rapidly acquire significant market share.  We may not be able to compete successfully for advertisers, staff or outside contributors, clients and users which could materially adversely affect our businesses, results of operations and financial condition.  Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our businesses, results of operations and financial condition.

We also compete with other websites, television, radio and print media for a share of advertisers’ total advertising budgets.  If advertisers perceive the Internet or our websites to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our websites.

Furthermore, we are experiencing increased competition with a growing number of companies in the United States and Canada with respect to our IR/PR and Conference businesses.  We compete for our client companies’ limited marketing budgets on our various product and service offerings in our IR/PR business.  There is also a growing trend for companies to put on trade shows and conferences related to investing in China, which competes with our businesses. If we are not able to effectively compete with these companies for the limited marketing budgets of participants, our business may be adversely affected and our financial performance may be harmed.

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

Our future operating results from online advertising and electronic business solutions services will depend substantially upon the increased use of the Internet for information, publication, distribution and commerce and the emergence of the Internet as an effective advertising medium in Greater China and Asia.  Many of our customers may have limited experience with the Internet as an advertising medium or sales and distribution channel, and will not have devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising or website development and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media.

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

Our entry into the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure in the PRC by the Chinese government

Unlike Hong Kong and Taiwan, where the telecommunications infrastructure is comparable to U.S. standards where private companies compete as ISPs, the telecommunications infrastructure in PRC is not as well developed.  In addition, access to the Internet in PRC is accomplished primarily by means of the government’s backbone of separate national interconnecting networks that connect with the international gateway to the Internet.  This gateway is owned and operated by the Chinese government, and is the only means of connection to the international Internet network.  Although private sector ISPs exist in PRC, almost all access to the Internet is accomplished through ChinaNet, PRC’s primary commercial network, which is owned and operated by the Chinese government.  We will rely on this backbone enterprise and telecom companies to provide data communications capacity primarily through local telecommunications lines.  As a result, we will continue to depend on the Chinese government to establish and maintain a reliable Internet infrastructure to reach a broader Internet user base in PRC.  We will have no means of accessing alternative networks and services in PRC, on a timely basis or at all, in the event of any disruption or failure.  The Internet infrastructure in PRC may not support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, our business could be materially and adversely affected.

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

To date, we have not paid  dividends on our Common Shares and do not intend to do so in the foreseeable future, as we expect any excess funds will be reinvested in implementing our business plan.  As a result, any return on investment in our Common Shares must come from increases in the fair market value and trading price of our common stock.

Our Common Shares became traded on the OTC Bulletin Board in October 2006 and it is considered a “penny stock” and a shareholder’s ability to buy and sell shares in the secondary market may be limited.

On September 25, 2006, we obtained the trading symbol of “CWNOF.OB” and began trading on the OTC Bulletin Board in October 2006.  The liquidity of our Common Shares will continue to be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and the news media of our company.  In addition, any shares quoted on the OTC Bulletin Board will be subject to certain rules and regulations relating to “penny stock.”  A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the NASDAQ Stock Market or a national securities exchange.  Being a penny stock generally would mean that any broker who wanted to trade in our shares (other than with established customers and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith.  In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

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

As of December 31, 2010, we have an aggregate of 10,950,000 shares of common stock outstanding, which includes 3,420,000 Common Shares that were freely transferable without restriction under the Securities Act (excluding any shares purchased in the offering by any person who is or thereby becomes an “affiliate” of us).  There were a total of 7,530,000 Common Shares which were “restricted securities”, as defined in Rule 144 under the Securities Act.

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

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

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

Under the common law of the Cayman Islands, the fiduciary relationship of a director is to the Company and a director, therefore, does not usually owe a fiduciary duty to individual shareholders.  As a result, it may be difficult for a shareholder to take action against the directors for breach of fiduciary duty.

The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands.  Cayman Islands law in this area may conflict with jurisdictions in the United States and/or other jurisdictions.  As a result, our public shareholders may face more difficulties in protecting their interests in the face of actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

CWN was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands.  We are principally based in the Cayman Islands and our operations are primarily conducted in the North America and Asia.  The address of our registered office is that of our agent, Appleby, being: Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104, telephone is (345) 949-4900.  Our principal executive office is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, telephone is (604) 488-8878.

On January 15, 2000, we completed the acquisition of NAI, a company incorporated under the Company Act (British Columbia), from Ms. Tim Yee Lau, a related party to our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our Common Shares valued at $5,625.  NAI has an office located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.  NAI is the Company’s main operation base delivering its business products and services.  As of December 31, 2010, there were twelve employees in Vancouver, Canada.

In October 2000, we purchased 100,000 common shares of Technology City Holdings Limited (“TCHL”), a company incorporated and based in Hong Kong, representing 4.167% of the then issued and outstanding common shares of TCHL, for $100,000.  TCHL is a multi-media and Internet-based financial information provider focusing on listed securities in Hong Kong.  The purpose of the investment was to establish a business relationship with TCHL to provide us with market and content information for our businesses.

On November 2, 2000, we completed a private placement and issued 2,000,000 of our Common Shares at a price of $0.40 per share for total gross proceeds of $800,000, which were used for general working capital purposes.

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

In November 2004, we commenced operations in Hong Kong, China through our subsidiary, CWNHK, at an office located at Room 1101, St. George’s Building, 2 Ice House Street, Central, Hong Kong.  CWNHK provides a regional operation base for the Company’s penetration and expansion plans in the Asian markets.

In 2005, we terminated our lease of the Business Center Space in Toronto, which was used by our employees in Vancouver when they travelled to Toronto.  Subsequent to the termination of the lease, we rented a P.O. Box at the Toronto Board of Trade at P.O. Box 60, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1C1 where mails were being forwarded to our Vancouver office.  In 2008, we cancelled our subscription to the P.O. Box.

On September 25, 2006, we obtained the trading symbol of “CWNOF.OB” and our Common Shares have been approved for trading on the OTC Bulletin Board since October 2006.

On January 18, 2007, the 5% Unsecured Convertible Debenture we issued on May 31, 2004 was converted into 250,000 Common Shares of the Company, at a fair value of $0.60 per share.

On March 1, 2007, we issued a 6% Unsecured Convertible Note for a term of three years for total gross proceeds of $250,000.

On October 26, 2007, we completed a non-brokered private placement and issued 2,250,000 of our Common Shares at a price of $1.08 per share for total net proceeds of $2,070,000 for the purpose of expanding our businesses into China.

On February 1, 2008, CWNHK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China.  CWNHK has a 70% controlling interest in CWN China.  CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provides the Company with the capabilities and resources to penetrate and expand particularly in the Greater China markets.  As of December 31, 2010, there were eleven employees in Shanghai, China, with duties ranging from translations, web design and technical support, to sales, business development and marketing.  CWN China also heads the Company’s efforts in hosting various events in the Greater China.

In August 2009, the Company incorporated CWN Capital Inc. (“CWN Capital”) under the BVI Business Companies Act, with a registered address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands, focusing on capital markets businesses.  CWN Capital provides a vehicle for expanding the scope of our businesses into the capital markets.  On October 1, 2010, CWN Capital completed a non-brokered private placement and issued 25,000 of its common shares at a subscription price of $0.01 per share to Silver Lake Investment Partners, Ltd., resulted in CWN diluted down to a 50% ownership in CWN Capital.  On December 18, 2010, CWN Capital completed another non-brokered private placement and issued 55,000 of its common shares at a subscription price of $1.00 per share to Goldpac Investments Partners Ltd., resulted in CWN a diluted down to 23.8% ownership in CWN Capital. As a result the Company deconsolidated CWN Capital on December 18, 2010 and recorded its interest in CWN Capital as an equity interest.

On September 8, 2009, CWN China funded and incorporated Weihai as a local entity for the purpose of carrying out certain business operations in the Greater China.  Weihai has the same address as CWN China.  Through CWN China, the Company has a 70% controlling interest in Weihai.

On February 24, 2010, the 6% Unsecured Convertible Note we issued on March 1, 2007 was converted into 250,000 Common Shares of the Company, at a contract price of $1.00 per share.

Subsequent to the year end, on February 1, 2011, the Company issued incentive stocks options with the right to purchase up to 1,090,000 Common Shares to its directors, officers, and employees.  All of these options have an exercise price of $0.60 per share and a vesting period of 1 to 5 years, and a term of 5 years expiring on February 1, 2016.

Subsequent to the year end, in March 2011, the Company completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China which result of the Company’s financial interest increased from 70% to 85%.

During Fiscal 2010, the Company made purchases of property and equipment in the amounts of $1,786 primarily relating to the purchase of equipment for general and administrative purposes.  There are currently no major capital projects or divestitures in progress.

B. Business Overview

During fiscal 2010, the Company has restructured its business model and focused its resources on the development as a financial content and information provider targeting potential investors in the Greater China; in addition to building its network with various content and information distribution channels in the region.  Through the various products and services we offer, we have accumulated substantial and valuable corporate information and financial data in our database, including companies publicly listed in North America, market news, investors’ tools and commentaries etc.  We translate such information and data into Chinese and collaborate with local Greater China distribution channels to distribute and disseminate the contents and information.  In March 2010, the Company has signed a Distributorship Agreement with MegaHub Limited, a fast growing player in financial data distribution in the Greater China providing the Company with exposure to various financial institutions and over 100 million active investors in the region.  The Company is also actively engaging other joint venture opportunities as part of its efforts in this new endeavor.

The Company has three other principal businesses: (1) the financial web portal (“Portal”) business, conducted under the ChineseWorldNet.com brand via the “www.chineseworldnet.com” website; (2) the investor relations and public relations (“IR/PR”) business, conducted under the NAI500 brand via a number of media channels including the “www.nai500.com” and “en.nai500.com” websites, as well as certain other promotional services; and (3) the North America and Greater China cross-border business partnering conferences (“Conference”) business, conducted via the brand of Global Chinese Financial Forum and its ”www.gcff.ca” website.  Our IR/PR business was the result of the acquisition of NAI for a purchase price of 112,500 of our Common Shares valued at $5,625.  Our Conference business was segregated from our IR/PR business as it expanded in popularity and size.

FINANCIAL WEB PORTAL (“PORTAL”) BUSINESS

Overview

Our www.chineseworldnet.com website is a web-based portal that provides up-to-date financial content and information and financial management tools in the Chinese language targeting the Chinese investor community in North America.  Our Portal business provides financial news and covers corporate information of more than 98% of the listed stocks on major North American exchange markets, including New York Stock Exchange (“NYSE”), American Stock Exchange (“AMEX”), NASDAQ Stock Market (“NASDAQ”), OTC Bulletin Board (“OTCBB”), Toronto Stock Exchange (“TSX’), and Toronto Venture Exchange (“TSX-V”).  Our Portal business also provides certain coverage of the financial markets in China, Hong Kong and Taiwan, which we intend to expand further in the near future through a combination of internal efforts as well as partnerships.  All information and services we provided through our www.chineseworldnet.com website are free of charge, except certain premium and personalized information and services such as premium articles and market commentary accessible only by “Premium Subscribers” who are required to register as a subscriber and pay a subscription fee.

Current Product / Service Offering

Currently, our Portal business provides an abundant of resources and investor’s tools on a variety of items including: Stocks, Forex, Options, Futures, ETF (exchange-traded funds), Financial Services and Financial Products.  The following contents and features are provided free of charge on our www.chineseworldnet.com website to all readers, other than the Premium Services described below for which we charge a subscription fee.

1. Company Profile

This section features a variety of interactive investment tools that enable users to conduct their own financial research of companies, including delayed stock quotes, summary company profiles, analysts’ buy/sell ratings, company news, insider trading information, intraday and historical stock charts, and financial statements summary.

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

4.  Premium Services

In addition to the provision of financial news and corporate information of public companies in North America and the Greater China region, our www.chineseworldnet.com website also offers to our Premium Subscribers, through partnerships and affiliations, personalized services such as online investment tools and applications such as portfolio tracking.  The following “Premium Services” are provided to Premium Subscribers, who currently pay a monthly subscription fee of $9.95 or an annual subscription fee of $59.95.

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

We are planning to upgrade our www.chineseworldnet.com website providing a new layout that focuses on user friendliness.  We are also planning to strengthen our platform by covering additional content and investors’ tools in each of our featured financial products.  We are not planning for any additional features for our Premium Services in 2011 but we may do so in the future, such as additional investment tools and premium research reports, on our web portal.

Revenue Model of the Portal Business

1. Premium Subscription Fees

All information and services the Company provided through its www.chineseworldnet.com website are free of charge, except certain premium and personalized information and services such as premium articles and market commentary accessible only by Premium Subscribers who are required to register as a subscriber and pay a subscription fee.  Currently, Premium Subscribers pay a monthly subscription fee of $9.95 or an annual subscription fee of $59.95.

2. Banner Advertising

The Company derives revenue from selling banner advertising space on the www.chineseworldnet.com website.  The fee for a six-month banner ad ranges from $750 to $1,200.  In addition, the Company also charges a monthly fee of up to $1,500 based on the estimated number of impressions on the website. The amount of fees charged depends on the size and the location of the banner ad on the website.  There is no price adjustment to the monthly fees if the actual clicks differ from the estimated clicks.

3. Online Marketing and Intermediary Service

It is the Company’s intention that its subscribers be able to access information on various financial products and service providers such as online brokerage, mutual funds, insurance and bonds by logging onto its partnering companies’ independent Internet-based trading platforms through its web portal.  However, the Company is not involved in executing any types of transactions for the account of others.  All trading transactions are performed directly between the subscribers and partnering companies.  In order to do so, the subscribers have to independently register with our partner companies.

Our Portal business derives no revenue from our subscribers through this service offering. We do not receive transaction-based compensation either from our subscribers or partner companies.  Instead, we charge our partner companies a flat marketing fee based on the number of subscribers opening new accounts through our efforts.

INVESTOR RELATIONS AND PUBLIC RELATIONS (“IR/PR”) BUSINESS

Overview

Our IR/PR business was the result of the acquisition of NAI.  NAI operates our IR/PR business focusing on providing IR/PR services for fast growing public companies trading on the North American exchange markets to reach the Chinese investor community in North America through various media such as its www.nai500.com website, publications, and various web and online marketing services.  In May 2009, NAI rebranded its business model and launched “NAI 500” which provides the 500 fastest growing companies from 10 different sectors generated from NAI’s market intelligence and street-smart expertise accumulated through its 10 plus years of operations and experience.  NAI also added a road show business component in 2009, providing face-to-face meeting opportunities for public companies and institutional and retail investors.

Current Product / Service Offering

1. www.nai500.com and NAI 500

NAI operates the www.nai500.com website (formerly www.na-investor.com) which provides IR/PR services to fee-paying North American public company clients who are listed or quoted on the small or micro public markets in North America, such as the TSX, TSX-V, NASDAQ and OTCBB.  The website offers stock quotes, company reviews, newsletters and guide to investing of these client companies in the Chinese language to readers in the Chinese investor community in North America.  Currently, there are over 64,000 registered members on the www.nai500.com website which attracts over 1,800,000 readers each month.

In May 2009, NAI launched an English version of the www.nai500.com website, the en.nai500.com website, in order to meet the needs of a broader reader base including those who prefer the English language.

Also in May 2009, NAI rebranded its business model and launched “NAI 500” which provides the 500 fastest growing companies from 10 different sectors including: Mining and Resources; Oil and Gas; Clean Tech; Life Science; Industrial Products; Software and IT Services; Technology; Consumer Products and Services; China-theme Stocks; and Special Industries.  This is generated from NAI’s market intelligence and street-smart expertise accumulated through its 10 plus years of operations and experience, and is being updated monthly.

In October 2010, NAI launched the “NAI 500 iPhone App”, which is a mobile phone application designed for iPhone users to access our NAI 500 contents and information from their iPhone including delayed stock quotes and updates, daily top stories, press releases etc., available in both Chinese and English, downloadable from the Internet for free.

Unlike www.chineseworldnet.com, www.nai500.com is not a financial portal for registered members or readers but an Internet-based medium for the dissemination of information from fee-paying client companies to increase exposure in the Chinese investor community.  NAI charges its client companies an annual fee of $3,500 to $4,000 for these services.  There is no fee being charged to individual registered members or readers of the www.nai500.com website.

2. Road Show Business

NAI has recently started the Road Show Business where it creates and provides face-to-face meeting opportunities for its North American public company clients and their representatives to meet with potential institutional and high net worth individual investors in Greater China.  NAI arranges everything from top to bottom and brings its client companies together in Greater China and sets up an environment (e.g. private meetings, presentations, luncheons, dinners etc.) for them to meet with potential investors, and charged the participating companies for fees and expenses accordingly, ranges from $20,000 to $25,000.  We operate this through collaboration with various investment groups in China in addition to partnership with a top local brokerage firm that has a client base and network of over 3 million potential investors.  We expect to continue to expand our Road Show Business in 2011 by continuing the same format, in addition to inviting Chinese listed companies over to North America to meet with potential investors locally.

3. Design, Printing and Translation Services

NAI provides various IR/PR services to its client companies such as the design and printing of promotional materials and financial reports.  NAI also provides translation service to its client companies translating promotional materials and financial reports from English into Chinese.  NAI charges $100 to $150 per page for its translation service.

4. Chinese Webpage Design, Hosting and Maintenance

NAI offers assistance to client companies to translate their English websites into Chinese.  These Chinese web pages are linked to the featured company section on our www.nai500.com website.  There are various demands of our clients’ needs and customized services that we provide to our client companies.  NAI charges a one-time set-up fee plus a 12-month maintenance fee for our services ranging from $2,000 to $5,000 based on the scope of services as agreed with each client.

5. Online Marketing Service

This service aims to increase the publicity and website traffic of our client companies’ websites.  Our range of online marketing service includes the creation of search criteria for Internet-based search engines to enable quick access to client companies’ websites, e-mail blasts to NAI members and other services such as online promotional events to help increasing Internet traffic to client companies’ websites.  In particular, our “Mining Search Engine” was launched in November 2006 focusing on the promotion of client companies from the mining sector. This service aims to provide and promote the mining companies’ information and news to potential investors and at the same time increasing such companies’ publicity in the community.  NAI currently charges its e-mail blast service at $800 to $1,500 per blast which reaches over 64,000 of our registered members.

6. Publication Service

We started to publish specialty investment publications in 2002. Our first investment handbook was focused on the mining sector, selling for CDN$13.80 Canadian dollars each.  In 2005, we published the Mining Investment Guide, Vol. 3 and the Chinese Theme Stocks Investment Guide, Vol. 1, both selling for CDN$13.80 Canadian dollars each.  In 2006, we published the Mining Investment Guide, Vol. 4, selling at an increased price of CDN$29.50 Canadian dollars each due to content increase.  In 2007, we published the Mining Investment Guide, Vol. 5 and the Chinese Theme Stocks Investment Guide, Vol. 2 – A New Chapter of Success, both selling for $29.95 each.  In 2008, we published the Resource Investment Guide, Vol. 6, a renamed iteration of the Mining Investment Guide, selling for $29.95 each.  In 2009, we published the Resource Investment Guide, Vol. 7 and the China Theme Stocks Investment Guide 2009/2010, both selling for $29.95 each.  In 2010, we published the Resource Investment Guide 2010/2011, Vol. 8, selling for $29.95 each.  We charge client companies ranged at $500 to $2,000 each to be profiled in our publications.  Our publications are sold through our offices, online and in selected bookstores.

Future Product / Service Offering

Currently, our IR/PR services are focused on introducing and promoting North American client companies to the Chinese investor community in North America and recently also in Greater China.  NAI plans to adopt the same model and expand it to other market segments, such as promoting client companies from Asia to the Chinese investor community of North America.  As we have already established a solid client base in the mining and resources sector, we plan to further diversify into other sectors such as clean technology, information technology, life science, and industrials in 2011.  The launch of NAI 500 in 2009 and the NAI 500 iPhone App in 2010 were successful milestones.  We are planning for further development by adding new functionalities to our website including portfolio tracker and online video posting.  We are also planning to offer specialized and in-depth IR/PR services to clients who require more day-to-day assistance on their Investor Relations’ needs, such as filling an Account Manager position who has full understanding about our Company’s businesses and to answer our Chinese investors’ inquiries.  We also plan to continue our focus in expanding our Road Show Business in 2011.

Revenue Model of the IR/PR Business

The IR/PR business is marketed via the brand name of NAI 500.  Sources of revenue for the IR/PR business are from each of the current product / service offering mentioned above.

CONFERENCE (“CONFERENCE”) BUSINESS

Overview

Our conference business was originally an integrated aspect of products and services provided by NAI under our IR/PR business model.  Because of the success of our conference series in 2006, our conference business has grown to become an individual component of our business model.

During 2000 to 2002, NAI organized and marketed two to four Chinese investment seminars each year in Vancouver, Toronto, and/or San Francisco, where participating private and public companies paid NAI a sponsorship fee to present their companies to individual Chinese investors who attended the seminars free of charge.   While NAI continued the focus of its conference business in the North American cities, in 2003, it started to organize its conferences in larger scale in the name of Chinese Financial Forum.  In 2004, the name was changed once again to Global Chinese Financial Forum (“GCFF”) to reflect the international nature of the event.  In the same year, we filed for trademark protection for the name Global Chinese Financial Forum in Canada and launched the investment seminar and conference website www.gcff.ca.  In 2006, GCFF was segregated from the IR/PR business and became a separate business model on its own.  In 2007, GCFF successfully launched its first China-focus conference in Shanghai, China and provided a networking environment for local private and public companies and services providers in China.  Since 2008, GCFF has increased its focus and efforts on providing cross-border partnership opportunities in the capital markets in North America and Greater China.  GCFF aims to be the largest series of bilingual (Chinese/English) financial and business related functions connecting participants and client companies including individual potential investors, public and private companies, service providers, and various industry associations.  Revenue generated through GCFF is recorded under the revenue model of NAI 500.

Current Product / Service Offering

The format of GCFF is conducted through exhibition booths and presentation sessions, held in various cities in North America and China. While client companies can pay a fee to rent an exhibition booth area to showcase and promote their companies, they can also conduct corporate presentations in the industry related topics determined beforehand.  Since 2008, GCFF has established itself to serve for two distinctive purposes: (1) the retail investment services to bring together the Chinese-speaking retail investors and the players in the financial markets at its Retail Events, and (2) the cross-border (North America and Greater China) capital market and strategic investment services at its Institutional Events.  With respect to its Institutional Events, GCFF offers its client companies the Privately Arranged Meetings service, which provides them and the participants the opportunities to meet together through the arrangement of GCFF based on criteria set upon by all parties prior to the events.    The Privately Arranged Meetings service has become a major pillar of the GCFF business, which took major spotlights in our previous conferences.

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

Future Product / Service Offering

We plan to continue improving the format of the GCFF conferences, to have a major focus on institutional clients, in addition to further establish our brand name in both North America and Asia.  GCFF will continue its conferences efforts in various cities in North America and China servicing clientele from both North America and China, in addition to focusing on providing cross-border partnership opportunities between North American and Greater Chinese companies.  Conferences will be held in Vancouver, Toronto, Shenzhen and Shanghai in 2011.  GCFF will continue to offer Institutional Events and its Privately Arranged Meetings service focused on capital market and strategic investment services among public companies, capital market institutions, services providers and institutional investors in 2011, focusing on the natural resources, energy and life sciences industries.  GCFF will also expand its Retail Events with plans for increased services and marketing campaigns for its conferences.

Revenue Model of the Conference Business

We charge $2,500 for a standard exhibition booth at GCFF retail level events.  With respect to the GCFF industrial, cross-border related events, corporate delegate package is charged $2,500 to $3000 and individual delegate package is charged $299.  The Company also earns revenue from sponsorship. Conference specific sponsorship fees range from $5,000 to $25,000.  More sponsorship packages will be implemented for industrial, cross-border related events in the future.  Currently, complimentary admission is offered for individual investors pre-registering for the conferences.  Drop-in attendees are required to pay an admission fee ranging from $15 to 25 depending on the conferences.  We might be turning our conferences into a fully paid model for all individual investors when the conferences have grown and reached a certain size and scale.

REVENUE BREAKDOWN

The breakdown of the revenue sources for the years ended December 31, 2010, 2009 and 2008 is as follows. A majority of our revenues is generated from our wholly-owned subsidiary NAI based in Vancouver in Canada, and partly is generated from CWN China based in Shanghai in China.

	Year ended December 31,
Revenue Breakdown	2010	2009	2008
GCFF Conference Business	$312,781	$414,098	$602,538
Road Show Business	232,977	122,860	—
Various IR/PR Service	207,725	115,938	100,147
Chinese Webpage Design, Hosting and Maintenance	130,032	80,396	130,107
Online Marketing Service	85,811	75,937	39,427
Banner Advertising	42,322	18,788	28,570
Publication Service	21,099	16,794	60,822
CWN Membership and Online Service	4,866	7,377	9,473
Translation Service (Company Review, Company Newsletter)	12,633	4,406	20,878
Other Revenues	683,083	49,861	19,360
Total	$1,733,329	$906,455	$1,011,322

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

During fiscal 2010, the Company has restructured its business model and focused its resources on the development as a financial content and information provider targeting potential investors in the Greater China in addition to building its network with various content and information distribution channels in the region.  Through the various products and services we offer, we have accumulated substantial and valuable corporate information and financial data in our database, including companies publicly listed in North America, market news, investors’ tools and commentaries etc.  We translate such information and data into Chinese and collaborate with local Greater China distribution channels to distribute and disseminate the contents and information.  In March 2010, the Company has signed a Distributorship Agreement with MegaHub Limited, a fast growing player in financial data distribution in the Greater China providing the Company with exposure to various financial institutions and over 100 million active investors in the region.  The Company is also actively engaging other joint venture opportunities as part of its efforts in this new endeavor.

In addition, our goal is to become a global leader in communication and information gateways between investors and products and services providers worldwide.  We offer an Internet-based financial community by providing a diverse range of financial news and corporate information on public companies targeting the Chinese investors in North America and Asia.  Through our infrastructure and client and user base, we form partnerships and collaborations with various providers of financial products and services and market them to Chinese investors in North America and Asia. We believe we have already built a strong foundation of our Portal and IR/PR businesses in North America.  However, our IR/PR business may have limited potential in the Hong Kong and the Greater China markets as these markets are different from the North American markets and are more competitive.  Our Conference business, which we named Global Chinese Financial Forum or GCFF, has evolved into a stand-alone business since 2006 and conferences are being hosted in major cities in North America and Greater China. We provide a networking environment to companies and products and services providers and we connect them together by the various services we offer.  As we have already established our presence in the North American market, our next milestone is to penetrate deeper into the Greater China market and then gradually expand into other cities in Asia.  Together, our three principal businesses enable us to further expand our businesses and services to reach the users in Asia with a focus on the Greater China region.  We believe that one of the biggest competitive advantages of operating an Internet-based business is that we are able to leverage our existing infrastructure to reach a broad range of target customers without a significant capital requirement.  Based on this principle, we intend to maintain the operation of our businesses in our Vancouver office in Canada.  However, we may consider other means of expansion such as partnering with local companies or services providers, or establishing a direct presence in certain markets.

As part of our expansion into Asia, we have established partnerships with a few local Chinese companies. One of which is our joint venture with Shanghai Compass Venture Capital Investment Company Limited, which has resulted in the incorporation of CWN China in Shanghai, China.  CWN China serves for three main purposes: (1) It helps building the necessary channels to capture the financial information business locally.  (2) It offers assistance in the organization and coordination of regional marketing activities.  For instance, the Toronto Conference 2010 in October 2010 relied on the networks we gained through the joint venture by means of bringing in governmental agencies, public and private companies, industrial associations and other business professionals and experts in order to create the Greater China portion of the cross-border partnering services for its industrial level event.  In addition, the Shanghai Conference 2010 in December 2010 was largely through the coordination effort of the joint venture.  (3) It seeks other business opportunities including the development of investor relations/public relations business, the creation of a basis for potential acquisition opportunities, and for further the digital financial media business in the Greater China region.

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

TECHNOLOGY INFRASTRUCTURE

None of our application technologies are proprietary to us, other than the recently launched NAI 500 iPhone App.  The technologies used by us are sourced from different commercially available software programs. CWN’s application technologies, including its communication applications and content management applications, are under a collaborative authoring environment allowing different users such as our various in-house programmers to work together on creating and managing the contents of our websites.  All users have their own accounts and can belong to any number of sites.

We own two servers to serve our websites in North America, with one acting as a backup.  If one of the servers malfunctions, all traffic will be re-directed to the other server.  The two servers synchronize with each other every 30 seconds.  We have also added a new server for handling the increased traffic from visitors in Asia.

INTELLECTUAL PROPERTY, GOVERNMENT APPROVALS AND REGULATIONS

Our application technologies are not protected by any patents or copyrights nor do we intend to seek any such protection. Without patent or copyright protection, we may not be able to prevent duplication or use of our technology by competitors.

There are currently no material effects of government regulations on our businesses.

OUR PRIMARY MARKETS

Chinese Internet Users

According to data published by Internet World Stats in June 2010, the number of Internet users in the Asia-Pacific region has continued to increase at an unprecedented rate and has reached nearly 114 million.  This already surpassed that of the whole of North America.  The following table represents the estimates provided by Internet World Stats in relation to the uses of Internet in China, Hong Kong and Taiwan in 2010:

	Population	Internet Users	Penetration	Growth	Users in Asia
China	1,330,141,295	420,000,000	31.6%	1,766.7%	50.9%
Hong Kong	7,089,705	4,878,713	68.8%	113.7%	0.6%
Taiwan	23,024,956	16,130,000	70.1%	157.7%	2.0%

According to a report published by Statistics Canada on March 9, 2010, there are 396,000 of Chinese ethnicity in Vancouver, representing 18% of the city’s population.  It is expected to reach 809,000 or 23% of the city’s population in two decades.  We believe this may indicate a similar growing trend of Chinese immigrants in the major cities in North America.

Internet Advertising Market

Internet advertising revenues in the United States totaled $26 billion for the full year of 2010, up 15% from 2009, according to the Interactive Advertising Bureau (IAB).  The report showed that as of April 2011, there have been five consecutive quarters of growth in the industry.

According to the Interactive Advertising Bureau of Canada (IAB)’s 2009 Actual + 2010 Estimated Canadian Online Advertising Revenue Survey, Canadian online advertising revenues topped $1.82 billion Canadian dollars in 2009, up 14% from the budgeted expectations for 2009 of $1.75 billion Canadian dollars reported in 2008.  It was estimated to reach $2.1 billion Canadian dollars in 2010.

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

Conference Market

Because our Conference business targets those Chinese investors, financial institutions and companies seeking to invest in North America and to establish business connections with North American servicing firms, we believe our market will grow substantially with the sustained trend of Chinese outward direct investments (“ODI”).  According to the Ministry of Commerce of the People’s Republic of China, Chinese net ODI from the period of 2006 to 2010 was $216.6 billion, exceeding government targets by 3.6 times.  Non-financial ODI was $47.56 billion in the first 11 months of 2010.

COMPETITION

The markets for businesses are extremely competitive and rapidly changing.  The number of competitors competing for our potential clients and users’ attention and spending has increased significantly since we commenced operations and we expect that competition will continue to intensify.  As we continue to broaden our range of product offerings, we expect increasing competition from established players as well as less well-known players in the coming years.  Many of these competitors have longer operating histories, better brand recognition, larger customer bases and databases, and significantly greater financial, technical and marketing resources.  In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues.  Any of our present or future competitors may provide products and services that provide significant better performance, price, creativity or other advantages over those offered by us.  Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers.  Our ability to compete successfully depends on many factors, including the quality of our content, the breadth, depth and ease of use of services, sales and marketing efforts, and performance of technology etc.

In terms of our Portal business, we currently compete, directly and indirectly, for paying subscribers and users with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors, and stock brokerage companies and especially those with online trading capabilities.  We face competition from those that are data providers in addition to operating their own financial portals, such as SINA Corporation (NASDAQ: SINA), Quote123 (www.quote123.com), and Chineseinvestors.com Inc. (www.chinesefn.com).  Our Portal business also faces competition from pure data providers, such as QuoteMedia, Inc. (OTCBB: QMCI) and Interactive Data Corporation (NYSE: IDC).

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

Our Conference business faces competition from DealFlow Media, Inc. (www.dealflowmedia.com) and Zero2IPO Group (www.zero2ipo.com.cn) which focus on institutions, MoneyShow.com, LLC (www.moneyshow.com) which focuses on the financial sector, and Cambridge House International Inc. (www.cambridgehouse.ca) and Aspermont UK (minesandmoney.com) which focus on the mining sector.

Our new financial content and information business faces competition from Imeigu.com Corporation (www.imeigu.com).

C. Organizational Structure

ChineseWorldNet.Com Inc. (“CWN”) was incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Our registered office is located at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104.  Our principal executive office is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

NAI Interactive Ltd. (“NAI”) was incorporated under the Company Act (British Columbia) on November 13, 1998.  We completed the acquisition of NAI on January 15, 2000 from Ms. Tim Yee Lau, the spouse of our President and Chief Executive Officer, Mr. Joe Tai, for a purchase price of 112,500 of our Common Shares valued at $5,625. NAI is 100% owned by CWN.  NAI has an office located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

ChineseWorldNet.com (Hong Kong) Ltd. (“CWNHK”) was incorporated under the laws of Hong Kong on December 22, 1999.  CWNHK is 99% owned by CWN and 1% owned by Mr. Liu Chi Cheong, a director and a major shareholder of CWN.  Since June 2004, CWNHK’s office has been located at Room 1101, St. George’s Building, 2 Ice House Street, Central, Hong Kong.  CWNHK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market.

ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the law of People’s Republic of China in April 2008.  CWN China is 70% owned by CWNHK and 30% owned by our joint venture partner Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”).  Subsequent to the year end, the Company completed substantially all of the regulatory procedures and processes and invested further 5,000,000 Renminbi to CWN China which result of the Company’s financial interest increased from 70% to 85%. CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provides the Company with the capabilities and resources to penetrate and expand particularly in the Greater China markets.   On September 8, 2009, CWN China funded and incorporated Weihai Consulting Investment Ltd. (“Weihai”) under the law of People’s Republic of China for the purpose of carrying out certain business operations in Greater China.  Weihai has the same address as CWN China.

The Company also has a wholly-owned subsidiary CWN Capital Inc. (“CWN Capital”), a company incorporated under the laws of British Virgin Islands in August 2009.  On December 18, 2010, the Company’s ownership interests were diluted to 23.8% upon CWN Capital issued 80,000 common shares to two companies controlled by two directors of the Company.

As of December 31, 2010, there were twelve employees in NAI and eleven employees in CWN China.

D. Property, Plants and Equipment

We do not own any real property.  We have a lease agreement for the Vancouver office with an address at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, for a term of 5 years expiring on July 31, 2011.  We have a lease agreement for the Shanghai office with an address at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120, for a term of 1 year expiring on May 31, 2011.  We also have a lease agreement for an automobile for a term of 4 years expiring on September 30, 2013.

As of December 31, 2010, we had leasehold improvements of $nil (2009 – $10,227 and 2008 – $17,764), computer equipment and computer software of $14,260 (2009 – $17,030 and 2008 – $18,533), office furniture of $10,217 (2009 – $12,617 and 2008 – $10,229), and vehicle of $26,044 (2009 – $33,138 and 2008 – $nil).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2010, 2009 and 2008 should be read in conjunction with the consolidated financial statements and the related notes thereto provided at “Item 17 – Financial Statements”.

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

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

For the year ended December 31, 2010 (“Fiscal 2010”), we recorded a net gain of $296,604 with a net income of $188,746 attributable to common stockholders ($0.03 per Common Share), compared to a net loss of $402,209 of which $329,232 was attributable to common stockholders (($0.03) per Common Share) for the year ended December 31, 2009 (“Fiscal 2009”).  The increase of net gain of $698,813 was primarily due to record the revenue from CWN Capital, the increase of sales revenue, the recognition of deferred income tax recovery, as well as gain in foreign exchange transactions.  In Fiscal 2010, we recorded revenue of $1,733,329 compared to $906,455 in Fiscal 2009.  The increase of revenue of $826,874 was primarily due to the company recognized the revenue from consolidation of CWN Capital from inception up to December 18, 2010.

For the year ended December 31, 2008 (“Fiscal 2008”), we recorded a net loss of $1,004,835 of which $950,123 was attributable to common stockholders (($0.09) per Common Share) and revenue of $1,011,322.  The decrease of net loss of $602,626 in Fiscal 2009 compared to Fiscal 2008 was primarily due to management’s effort in reducing operating expenditures as well as gain in foreign exchange transactions.  The decrease of revenue of $104,867 in Fiscal 2009 compared to Fiscal 2008 was primarily due to the effects of the global financial crisis and the weakened economy that was started in late 2008.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

Revenues

The gradual recovery of the global financial crisis and the weakened economy that was started in late 2008 has caused increased confidence and funding of client companies as well as individual investors, and was the primary factor of the increase of overall revenue.  The Company generates revenue from its Portal, IR/PR and Conference businesses.  Our revenue sources come from these products and services we offer – GCFF Conference Business, Road Show Business, Various IR/PR Service, Chinese Webpage Design, Hosting and Maintenance, and Online Marketing Service.  Other revenue sources include Banner Advertising, Publication Service, CWN Membership and Online Service, Translation Service, and others.

Revenue Growth Trend

The global financial crisis and the weakened economy had had a negative impact on our businesses in Fiscal 2009 as shown in our declined revenues, client base and conference attendance and sales.  But as the market continued to improve at an optimistic pace over in Fiscal 2010, all aspects of our businesses showed positive growth in sales revenue, other than GCFF Conference Business and CWN Membership and Online Service.  Going forward, with our focus in development as a financial content and information provider targeting potential investors in the Greater China in addition to building a network with various content and information distribution channels in the region, we see untapped opportunities in one of the fastest growing markets in the world and we expect our revenue to continue to grow as we attract and retain new and existing clients and users.

GCFF Conference Business

Revenue generated from GCFF Conference Business was $312,781 in Fiscal 2010, compared to $414,098 in Fiscal 2009.  The decrease of $101,317 was due to the decrease of presenting companies and exhibitors’ sponsorship in our conferences during Fiscal 2010 as compared to Fiscal 2009.  We anticipate revenue from GCFF Conference Business will improve in 2011 as the market continues to improve.

Road Show Business

Road Show Business was a new service offering we started in Fiscal 2009, where we create and provide opportunities for public companies and their representatives to meet with potential institutional and retail investors, and we charge participating companies for fees and expenses accordingly.  Revenue generated from Road Show Business was $232,977 in Fiscal 2010, compared to $122,860 in Fiscal 2009.  The significant increase of $110,117 was due to the increase of companies that participated for the events held in 2010.  We expect to continue our focus in and expand on this new service offering in 2011 as we see positive feedback and results.

Various IR/PR Service

Revenue from Various IR/PR Service was $207,725 in Fiscal 2010, compared to $115,938 in Fiscal 2009.  The increase of $91,787 was primarily due to the recovery of the financial market causing an increase of confidence and funding from our client companies as compared to Fiscal 2009.

Chinese Webpage Design, Hosting and Maintenance

Revenue from Chinese Webpage Design, Hosting and Maintenance was $130,032 in Fiscal 2010, compared to 80,396 in Fiscal 2009.  The increase of $49,636 was primarily due to the recovery of the financial market causing more client companies interested in our Chinese micro-site development and hosting services as compared to Fiscal 2009.

Online Marketing Service

Revenue from Online Marketing Service was $85,811 in Fiscal 2010, compared to $75,937 in Fiscal 2009.  The increase of $9,874 was primarily due to our added resources on promoting our Online Marketing Service as compared to a year ago.

Banner Advertising

Revenue we generated from Banner Advertising increased $23,534 from $18,788 in Fiscal 2009 to $42,322 in Fiscal 2010.  This was primarily due to the increase in client companies’ frequency of placing advertisements on our websites because of the improved financial market situation as compared to a year ago.

Publication Service

Revenue we generated from Publication Service increased $4,305 from $16,794 in Fiscal 2009 to $21,099 in Fiscal 2010.  This was primarily due to the increase in sponsorship of our client companies because of the weakened general financial market situation as compared to a year ago.

CWN Membership and Online Service

Revenue we generated from CWN Membership and Online Service decreased $2,511 from $7,377 in Fiscal 2009 to $4,866 in Fiscal 2010.  This was primarily due to the decrease in the number of Premium Subscribers of our websites as compared to a year ago.

Translation Service

Translation Service was $12,633 in fiscal 2010, compared to $4,406 in fiscal 2009.  The increase of $8,227 was due to more translation projects as compared to a year ago.

Other Revenues

Other Revenues was $683,083 in fiscal 2010, compared to $49,861 in fiscal 2009.  The large increase of $633,222 was mainly due to revenue recognition  from consolidation of CWN Capital with the Company in 2010.

Expenses

For fiscal 2010, we recorded operating expenses of $1,602,286 compared to operating expenses of $1,464,743 for fiscal 2009.  The increase of operating expenses of $137,543 was primarily due to increase the consulting fees in 2010.  In Fiscal 2010, advertising and promotion, stock-based compensation, depreciation, provision for bad and doubtful debts, and directors’ remuneration increased significantly, while seminar operating expense, and printing expense decreased significantly, as compared to fiscal 2009.  Accretion on convertible debenture and interest expense on long term debt also decreased substantially as the convertible debentures were matured and converted into our Common Shares early on in Fiscal 2010.  As the market continues to improve and as we focus on expanding and diversifying our core revenue generating products and services in 2011, we expect our operating expenditures, particularly in relation to salaries and benefits and seminar and conference related expenses, will increase accordingly to accommodate our growth strategies.

Advertising and Promotion

Advertising and promotion expenses were $217,519 in fiscal 2010, compared to $131,604 in Fiscal 2009.  The increase of $85,915 was primarily due to more resources allocated in advertising and promotion during Fiscal 2010 for GCFF and Road Show events as compared to fiscal 2009.

Audit and Legal

Audit and legal expenses were $67,322 in fiscal 2010, compared to $60,731 in fiscal 2009.  The increase of $6,591 was primarily due to increased legal expenses as compared to fiscal 2009.

Consulting Fees

Consulting fees expenses were $215,918 in Fiscal 2010, compared to $104,841 in fiscal 2009.  The increase of $111,077 was primarily due to consultants’ services recorded under CWN Capital during fiscal 2010.

Depreciation

Depreciation expenses were $26,620 in Fiscal 2010, compared to $16,453 in fiscal 2009.  The increase of $10,167 was due to certain new property purchased during Fiscal 2009.

Directors’ Remuneration

Directors’ remuneration expenses were $12,000 in Fiscal 2010, compared to $8,000 in fiscal 2009.  The increase of $4,000 was due to the increase in directors’ fees paid to each director during Fiscal 2010.

Accretion on convertible debenture

Accretion on convertible debenture expenses were a credit of $8,772 in fiscal 2010, compared to $21,845 in fiscal 2009.  The decrease of $30,617 was primarily due to the effective interest rate calculation, in addition to the maturity of the convertible debentures early in the year in February 2010.

Interest Expense on Long Term Debt

Interest expense on long term debt was $2,500 in Fiscal 2010, compared to $15,000 in Fiscal 2009.  The decrease of $12,500 was due to the maturity of the convertible debentures early in the year in February 2010. Interest expense was recorded in the first 2 months in 2010.

Office and Miscellaneous

Office and miscellaneous expenses were $60,568 in Fiscal 2010, compared to $65,386 in Fiscal 2009.  The decrease of $4,818 was primarily due to management’s effort in controlling operating expenditures.

Printing

Printing expenses were $11,533 in Fiscal 2010, compared to $34,481 in Fiscal 2009.  The decrease of $22,948 was primarily due to fewer resources allocated in printing during Fiscal 2010 as compared to Fiscal 2009.

Provision for bad and doubtful debts

Provision for bad and doubtful debts expenses were $16,242 in Fiscal 2010, compared to $12,031 in Fiscal 2009.  The increase of $4,211 was due to the management’s best estimation on accounts.

Rent and Operating

Rent and operating expenses were $130,311 in Fiscal 2010, compared to $131,958 in Fiscal 2009.  The decrease of $1,647 was primarily due to an adjustment of property taxes and reduction of rent in our Shanghai office.

Salaries and Benefits

Salaries and benefits expenses were $514,508 in Fiscal 2010, compared to were $553,819 in Fiscal 2009.  The decrease of $39,311 was primarily due to the termination of a senior management position offset by increased salary of  two senior management positions during Fiscal 2010 and salary increment for some employees during 2010.

Seminar Operating Expense

Seminar operating expenses were $11,178 in Fiscal 2010, compared to $71,074 in Fiscal 2009.  The significant decrease of $59,896 was primarily due to reallocation of most expenses to the account of advertising and promotion in 2010.

Stock-based Compensation

Stock-based compensation expenses increased $90,141 from $61,339 in Fiscal 2009 to $151,480 in Fiscal 2010, as new incentive stock options were granted in June 2010 and corresponding stock-based compensation were recognized.

Telephone

Telephone expenses were $28,404 in Fiscal 2010, compared to $28,268 in Fiscal 2009.  Telephone expenses remained relatively at the same level over the 2 years.

Travel and Entertainment

Travel and entertainment expenses were $144,955 in Fiscal 2010, compared to $147,913 in Fiscal 2009.  Travel and entertainment expenses remained relatively at the same level over the 2 years.

Other Income (Loss)

We recorded other income of $58,126 in Fiscal 2010 and $156,079 in Fiscal 2009.  The decrease of other income of $97,953 was primarily due to loss of $128,356 on ownership dilution of CWN Capital in 2010.  Our other income or loss line items primarily consist of interest and sundry income from our liquid investments that are deposited with banks and other financial institutions, and foreign exchange gain or loss derived from currency exchange transactions.  We generally deposit our excess cash in interest bearing or mutual fund accounts and term deposits.  For Fiscal 2010, we recorded interest and sundry income of $30,274, compared to interest and sundry income of $30,337 in Fiscal 2009.  We recorded foreign exchange gain of $100,996 in Fiscal 2010 and gain of $125,742 in Fiscal 2009.  The continuing gain on foreign exchange was a result of further depreciation of the US dollar, in comparison with the Canadian dollar.

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

Chinese Webpage Design, Hosting and Maintenance

Revenue from Chinese Webpage Design, Hosting and Maintenance was $80,396 in Fiscal 2009, compared to $130,107 in Fiscal 2008.  The decreased of $49,711 was primarily due to fewer client companies interested in our Chinese micro-site development and hosting services as compared to Fiscal 2008.

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

	For year ending December 31,
	2010	2009
Revenue
GCFF Conference Business	$312,781	$414,098
Road Show Business	232,977	122,860
Various IR/PR Service	207,725	115,938
Chinese Webpage Design, Hosting and Maintenance	130,032	80,396
Online Marketing Service	85,811	75,937
Banner Advertising	42,322	18,788
Publication Service	21,099	16,794
CWN Membership and Online Service	4,866	7,377
Translation Service (Company Review, Company Newsletter)	12,633	4,406
Other Revenues	683,083	49,861
Total revenue	$1,733,329	$906,455

Expenses
Advertising and promotion	$217,519	$131,604
Audit and legal	67,322	60,731
Consulting fees	215,918	104,841
Depreciation	26,620	16,453
Directors’ remuneration	12,000	8,000
Accretion on convertible debenture	(8,772)	21,845
Interest expense on long term debt	2,500	15,000
Office and miscellaneous	60,568	65,386
Printing	11,533	34,481
Provision for bad and doubtful debts	16,242	12,031
Rent and operating	130,311	131,958
Salaries and benefits	514,508	553,819
Seminar operating expense	11,178	71,074
Stock based compensation	151,480	61,339
Telephone	28,404	28,268
Travel and entertainment	144,955	147,913
Total expenses	$1,602,286	$1,464,743
Income (loss) before other items	131,043	(558,288)
Other income (loss)	58,126	156,079
Income (loss) before income taxes	$189,169	$(402,209)
Deferred income tax recovery (expense)	107,435	—
Net income (loss) for the year	$296,604	$(402,209)
Net income (loss) attributable to non controlling interest	107,858	(72,977)
Net income (loss) attributable to common stockholders	$188,746	$(329,232)

CURRENCY
We maintain our accounting records in US dollars.  The functional currency of NAI is in Canadian dollar, of CWNHK and CWN Capital is in Hong Kong dollar, and of CWN China and Weihai is in Chinese Renminbi, and the current rate method of translation was used.  We translate our assets and liabilities at the exchange rate prevailing as of the balance sheet date.  Revenues and expenses are translated at the average exchange rate for the year.  Foreign exchange gains and losses are deferred and shown separately in the shareholders’ equity (deficiency).

Foreign currency fluctuations may have an impact on our financial condition.  However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.  Traditionally, Canada has not been a country that experienced a substantial increase in inflation.  As of December 31, 2010, the monthly average rate of inflation in Canada was 2.4%.

B. Liquidity and Capital Resources

As of December 31, 2010, we had cash and cash equivalents of $1,438,831 (December 31, 2009 – $1,659,083). We had a working capital of $1,571,460 at December 31, 2010, compared to $1,276,050 at December 31, 2009.  We are currently seeking additional capital to finance our business operations and expansions, even though we believe our cash and cash equivalents, and cash flow are sufficient to satisfy our current requirements to operate and further expand our businesses and other future development in Asia for the next twelve months.  Our principal sources of funding consist of advances from related parties in fiscal 2003 and fiscal 2005, and advances from non-related parties in fiscal 2004.  In November 2000, the Company completed a non-brokered private placement offering of Common Shares and received gross proceeds of $800,000.  In May 2004, the Company issued a convertible debt in the amount of $150,000 at an interest rate of 5%.  In March 2007, the Company issued a convertible debt in the amount of $250,000 at an interest rate of 6%.  In October 2007, the Company completed a non-brokered private placement offering of Common Shares and received net proceeds of $2,070,000.  Our primary cash requirements relate to our operating expenditures.  Our operating expenditures have been, and are expected to continue to be, funded through our operations and capital financing resources.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Payments due by period ($)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	80,817	67,350	13,467	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	80,817	67,350	13,467	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth all directors and executive officers of CWN as of December 31, 2010.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name	Age	Office Held Since	Offices and Positions Held in CWN
Joe K.F. Tai	47	January 12, 2000	Director, President and Chief Executive Officer
Chi Cheong Liu(1)	51	January 12, 2000	Director and Treasurer
Chi Kong Liu(1)	50	January 12, 2000	Director
Andy S.W. Lam	61	March 8, 2004	Director
Kelvin Szeto(2)	50	June 1, 2006	Chief Financial Officer and Chief Operating Officer
Gilbert Chan(3)	35	April 1, 2008	Acting Secretary and Senior Vice President, Marketing and Investor Relations
Fornia Lau(4)	29	May 25, 2009	Ex-Vice President, Business Development

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.
(2)	Kelvin Szeto was appointed as acting Chief Operating Officer and acting Chief Financial Officer of the Company on April 1, 2005. He was appointed permanently to the positions on June 1, 2006.
(3)
Vivien Leung was appointed as Secretary on February 1, 2007 and resigned effective April 1, 2008.  Gilbert Chan was appointed as acting Secretary effective April 1, 2008 until a replacement is found.  Gilbert Chan was also appointed as Senior Vice President, Marketing and Investor Relations effective April 1, 2008.

(4)	Fornia Lau resigned from her position as Vice President, Business Development effective October 31, 2010.

The following table sets forth all directors and executive officers of our subsidiary NAI as of December 31, 2010.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name	Age	Office Held Since	Offices and Positions Held in NAI
Kelvin Szeto(1)	50	November 2001	Director, President and Secretary
Gilbert Chan(2)	35	June 2000	Vice President, Marketing and Project Development

(1)	Kelvin Szeto resigned from his position as President effective December 31, 2010.
(2)	Gilbert Chan was appointed as President effective January 1, 2011.

The business background and principal occupations of each of CWN and NAI’s director and executive officer for the preceding five years are as follows:

Joe K.F. Tai
Mr. Tai has been appointed a director, President and Chief Executive Officer of CWN since January 12, 2000.  Mr. Tai is Managing Director of Goldpac Investments Ltd., a venture capital company.  He is a director of Medifocus Inc. and China Goldcorp Ltd., both of which are TSX Venture Exchange listed companies.  Mr. Tai was the founder of NAI Interactive Ltd., now a wholly-owned subsidiary of the Company.  Mr. Tai was involved in the startup of an international computer manufacturing company with offices in Vancouver and Calgary and manufacturing facilities in Hong Kong and China with annual sales exceeding CA$30 million.  Through his 15 plus years of experience in international business, Mr. Tai has established a very solid and extensive network in North America and Asia, where such network is considered one of the crucial competitive advantages of the Company.  Through his efforts, he has raised over $100 million dollars in the public markets for various companies and projects in the last 8 years.

Chi Cheong Liu
Mr. Liu has been a director and treasurer of CWN since January 2000.  Mr. Liu is President of Chigo Engineering Company, a security engineering firm, for the last 17 years.  Mr. Liu is a venture capitalist specializing in biotechnology and technology investments.

Chi Kong Liu
Mr. Liu has been a director of CWN since January 2000.  Mr. Liu is President and owner of S & B Trading Company Limited, a diamond and jewelry wholesaler.  Mr. Liu is a venture capitalist specializing in biotechnology and technology investments.

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

Kelvin Szeto
Mr. Szeto has served as Chief Operating Officer and Chief Financial Officer of CWN since June 2006.  Prior to his appointment, Mr. Szeto was acting Chief Operating Officer and acting Chief Financial Officer of CWN since April 2005.  Mr. Szeto is a director, President and Secretary of NAI since November 2001.  Prior to his appointment as President of NAI, Mr. Szeto was a director, Secretary and Vice President, Operation since January 2000.  Mr. Szeto was involved in the startup of an international computer manufacturing company with offices in Vancouver and Calgary and manufacturing facilities in Hong Kong and China with annual sales exceeding CA$30 million.

Gilbert Chan
Mr. Chan was appointed as Acting Secretary and Senior Vice President, Marketing and Investor Relations of CWN in April 2008.  Mr. Chan has also served as Vice President, Marketing and Project Development of NAI since June 2000.  Mr. Chan’s expertise is in the field of mining, resources and China-related industries and he has established a broad network and relationships within the financial and investment community.  Mr. Chan holds a Bachelor Degree in Applied Sciences majoring in Metals & Materials Engineering from the University of British Columbia.

B. Compensation

The following table provides information regarding direct and indirect remuneration paid to the directors and executive officers of CWN and its subsidiaries during Fiscal 2010.

	Annual Compensation in Fiscal 2010
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Joe K.F. Tai(1) Director, President and Chief Executive Officer	Nil	Nil	75,000
Chi Cheong Liu(2) Director and Treasurer	Nil	Nil	3,000
Chi Kong Liu(3) Director	Nil	Nil	27,000
Andy S.W. Lam(4) Director	Nil	Nil	3,000
Kelvin Szeto Chief Operating Officer and Chief Financial Officer (Director, President and Secretary of NAI)	45,340	Nil	Nil
Gilbert Chan Secretary and Senior Vice President, Sales and Marketing (Vice President, Marketing and Project Development of NAI)	43,786	Nil	Nil
Fornia Lau(5) Ex-Vice President, Business Development	35,825	Nil	Nil
Total	124,951	Nil	108,000

(1)
Mr. Tai is a shareholder and does not receive salary.  The Company paid Mr. Tai director fee of $3,000 per year in 2010, and $2,000 per year in 2009 and 2008.  The Company had consulting agreements with Goldpac Investments Ltd. and paid consulting fees of $72,000 per year in 2010 and 2009, and $60,000 per year in 2008.  Mr. Tai is Managing Director of Goldpac Investments Ltd.

(2)	Mr. Liu is a shareholder and does not receive salary. The Company paid Mr. Liu director fee of $3,000 per year in 2010, and $2,000 per year in 2009 and 2008.
(3)
Mr. Liu is a shareholder and does not receive salary.  The Company paid Mr. Liu director fee of $3,000 per year in 2010, and $2,000 per year in 2009 and 2008.  The Company had consulting agreements with Silver Lake Investment Partners, Ltd. and paid consulting fees of $24,000 per year in 2010, 2009 and 2008.  Mr. Liu has a controlling interest in Silver Lake Investment Partners, Ltd.

(4)	Mr. Lam is a director and does not receive salary. The Company paid Mr. Lam director fee of $3,000 per year in 2010, and $2,000 per year in 2009 and 2008.
(5)	Fornia Lau resigned from her position as Vice President, Business Development effective October 31, 2010.
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

We have not entered into service contracts with any of our directors.  However, we have entered into and renewed consulting agreements with Goldpac Investments Ltd and Silver Lake Investment Partners, Ltd., which are managed or controlled by directors of our Company.  Our consulting agreement with Goldpac Investments Ltd expires on December 31, 2011 and our consulting agreement with Silver Lake Investment Partners, Ltd. expires on December 31, 2011.

D. Employees

As of December 31, 2010, there were twelve employees in NAI and eleven employees in CWN China.

Employee Breakdown	NAI (Vancouver)	CWN China (Shanghai)
Management	0	0
Business Development	3	1
Editorial	1	5
Finance and Accounting	2	2
IT	2	2
Sales/Marketing	4	1
Total	12	11

E. Share Ownership of Directors and Senior Management

The Company’s authorized capital consists of 100,000,000,000 Common Shares, at a par value of $0.001 per share.  On February 24, 2010, the Company issued an aggregate of 250,000 Common Shares upon the conversion of a 6% Unsecured Convertible Note.  There was no other issuance of Common Shares, exercise in stock options, or change in the percentage of shares beneficially owned during Fiscal 2010.  As a result, 10,950,000 Common Shares were issued and outstanding as at December 31, 2010.

The following table sets forth certain information regarding the ownership of our Common Shares by each of the directors and members of senior management in office as at December 31, 2010.  The percentage owned is based on 10,950,000 shares outstanding as at December 31, 2010.

Name and Respective Office and Position Held	Share Ownership	% Share Ownership
Joe K.F. Tai(1) Director, President and Chief Executive Officer	250,000	2.28%
Chi Cheong Liu(2) Director and Treasurer	1,730,000	15.80%
Chi Kong Liu Director	580,000	5.30%
Andy S.W. Lam Director	—	—
Kelvin Szeto Chief Operating Officer and Chief Financial Officer (Director, President and Secretary of NAI)	150,000	1.37%
Gilbert Chan Secretary and Senior Vice President, Sales and Marketing (Vice President, Marketing and Project Development of NAI)	50,000	0.46%
Fornia Lau(3) Ex-Vice President, Business Development	—	—
Total	2,760,000	25.21%

(1)
As at December 31, 2010, Ms. Tim Yee Lau, a related party to Mr. Tai, owned 112,500 Common Shares of the Company. Goldpac Investments Ltd., for which Mr. Tai is Managing Director, owned 200,000 Common Shares of the Company.  Total direct and indirect share ownership was 562,500 Common Shares or 5.14% of the total Common Shares of the Company.

(2)
As at December 31, 2010, Goldpac Investment Partners Ltd., for which Mr. Liu is Principal, owned 1,166,667 Common Shares of the Company.  Total direct and indirect share ownership was 2,896,667 Common Shares or 26.45% of the total Common Shares of the Company.

(3)	Fornia Lau resigned from her position as Vice President, Business Development effective October 31, 2010.

STOCK OPTIONS

The Board of Directors of the Company (the “Board”) adopted the 2007 Stock Option Plan (the “2007 Plan”) on October 11, 2007, under which the Company issued incentive stocks options with the right to purchase up to 550,000 Common Shares to our directors, officers, and employees.  All of these options granted on October 11, 2007 have an exercise price of $1.08 per share and a vesting period of 1 to 5 years, and a term of 5 years expiring on October 11, 2012.  We had not grant options to individual consultants or advisors.

The Board further adopted the 2010 Stock Option Plan (the “2010 Plan”) on June 10, 2010, under which the Company issued incentive stocks options with the right to purchase up to 1,090,000 Common Shares to our directors, officers, and employees.  All of these options granted on June 10, 2010 have an exercise price of $0.60 per share and a vesting period of 1 to 5 years, and a term of 5 years expiring on June 10, 2015.  We had not grant options to individual consultants or advisors.

Optionee	Position	Number of Options Granted Under 2007 Plan	Number of Options Granted Under 2010 Plan
Joe K.F. Tai	Director	25,000	100,000
Chi Cheong Liu	Director	25,000	100,000
Chi Kong Liu	Director	25,000	100,000
Andy Lam	Director	25,000	100,000
Joe K.F. Tai	Officer	180,000	200,000
Kelvin Szeto	Officer	100,000	180,000
Gilbert Chan	Officer	50,000	140,000
Kwok Keung Pang	Employee	10,000	50,000
Kai Bei Yang	Employee	15,000 (Forfeited)	—
Mary Weixin Zhang	Employee	10,000	—
Fornia Lau	Officer	20,000 (Forfeited)	—
Frank Feng Feng	Employee	20,000 (Forfeited)	—
Vivien Ka Ki Leung	Employee	10,000 (Forfeited)	—
Karl Por So	Employee	10,000 (Forfeited)	—
Jin Xu	Employee	10,000 (Forfeited)	—
Lixin Yang	Employee	15,000 (Forfeited)	—
Elly Chung	Employee	—	30,000
Kai Ju Hsieh	Employee	—	20,000
Philip Tai	Employee	—	30,000
Yao Yao	Employee	—	20,000
Daodang Zhang	Employee	—	20,000
Total		550,000	1,090,000

As at December 31, 2010, we had 1,540,000 options issued and outstanding, of which 270,000 options were fully vested.

A copy of our 2010 Plan is filed as exhibits to this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s authorized capital consists of 100,000,000,000 Common Shares, at a par value of $0.001 per share.  On February 24, 2010, the Company issued an aggregate of 250,000 Common Shares upon the conversion of a 6% Unsecured Convertible Note.  There was no other issuance of Common Shares, exercise in stock options, or change in the percentage of shares beneficially owned during Fiscal 2010.  As a result, 10,950,000 Common Shares were issued and outstanding as at December 31, 2010.

As at December 31, 2010, there were four registered shareholders in the U.S. with holdings of 1,920,833 Common Shares representing 17.54% of the total issued and outstanding Common Shares.

To the knowledge of the directors and senior officers of the Company, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares of the Company as at December 31, 2010.  The percentage owned is based on 10,950,000 shares outstanding as at December 31, 2010.

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned
Chi Cheong Liu(1)	2,896,667	26.45%
CEDE&Co	2,067,000	18.88%
Vcanland China Holdings Ltd.	1,500,000	13.70%
Datacom Venture Limited(2)	600,000	5.48%
Chi Kong Liu	580,000	5.30%
Monica Law	570,000	5.21%
Joe K.F. Tai (3)	562,500	5.14%
Total	8,776,167	80.15%

(1)	As at December 31, 2010, Mr. Liu owned 1,730,000 Common Shares. Goldpac Investment Partners Ltd., for which Mr. Liu is Principal, owned 1,166,667 Common Shares of the Company.
(2)
On October 29, 2004, we issued 200,000 of our Common Shares to acquire all of the assets of TCHL, which included HK$540,000 in cash and equipment, from Marrick.  Marrick nominated its sister company, Datacom, to be the record owner of the shares.

(3)
As at December 31, 2010, Mr. Tai owned 250,000 Common Shares.  Ms. Tim Yee Lau, a related party to Mr. Tai, owned 112,500 Common Shares.  Goldpac Investments Ltd., for which Mr. Tai is Managing Director, owned 200,000 Common Shares.

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

B. Related Party Transactions

During Fiscal 2010, we had a consulting agreement with Goldpac Investments Ltd. and we paid Goldpac Investments Ltd. consulting fees of $72,000 ($6,000 per month).  Mr. Joe Tai, a director, President and Chief Executive Officer of the Company, is Managing Director of Goldpac Investments Ltd.

During Fiscal 2010, we had a consulting agreement with Silver Lake Investment Partners, Ltd. and we paid Silver Lake Investment Partners, Ltd. consulting fees of $24,000 ($2,000 per month).

In 2010, the Company paid $124,951 [2009 - $110,383 and 2008 - $80,360] salary to current and former senior officers of the Company.

As at December 31, 2010, the Company has non-interest bearing advances from a stockholder and director of $2,128 [2009 - $128]. In 2010, the Company recorded imputed interest of $Nil [2009 - $Nil and 2008 - $Nil] at an interest rate of 4% per annum on these advances.

Included in accounts payable, $12,252 [2009 - $23,160] was payable to directors and senior officers of the Company.

Included in accounts receivable, $4,601 [2009 - $Nil] was receivable from senior officers of the Company.

As at December 31, 2010, the Company provided an advance of $2,572 [2009 - $2,579] to a director as a prepaid expenses.

In 2010, the Company provided service for a total of $57,636 [2009 - $144,956 and 2008 - $Nil] to a company whose director and shareholder is also a director and shareholder of the company, of which $100,446 [2009 - $40,523] was outstanding as at December 31, 2010.

In 2010, the Company incurred $12,000 [2009 - $8,000 and 2008 - $Nil] in director fees, of which $2,000 [2009 - $Nil] was outstanding as at December 31, 2010.

In 2010, the Company provided service for a total of $ 139,091 [2009 - $Nil and 2008 - $Nil] to CWN Capital, of which $139,091 [2009 - $Nil] was outstanding as at December 31, 2010.

C. Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements

This Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, including our consolidated balance sheets as of December 31, 2010 and 2009, and the consolidated statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2010, 2009 and 2008, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page F-1 of this Report.

B. Significant Changes

There have been no significant changes in our businesses in the period from December 31, 2010 until the date of this document.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Shares of our common stock are currently quoted on the OTC Bulletin Board under the symbol “CWNOF.OB”.  For the periods indicated, the following table sets forth the high and low bid prices of our common shares, as reported by the OTC Bulletin Board.  These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.  As at March 31, 2011, the closing bid price per share of our common stock was $0.55.

Periods	High	Low
Fiscal 2011
1Q-2011	$0.55	$0.55

Fiscal 2010
4Q-2010	$0.75	$0.50
3Q-2010	$0.50	$0.50
2Q-2010	$0.50	$0.25
1Q-2010	$0.25	$0.25

Fiscal 2009
4Q-2009	$0.25	$0.25
3Q-2009	$0.25	$0.15
2Q-2009	$0.25	$0.25
1Q-2009	$0.25	$0.13

Most Recent 6 months from October 2010 through March 2011
March 2011	$0.55	$0.55
February 2011	$0.55	$0.55
January 2011	$0.55	$0.55
December 2010	$0.75	$0.50
November 2010	$0.50	$0.50
October 2010	$0.50	$0.50

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

On February 1, 2008, our subsidiary ChineseWorldNet.com (Hong Kong) Ltd. entered into an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company with Shanghai Compass Venture Capital Investment Company Limited to establish ChineseWorldNet.com (Shanghai) Ltd.

On April 20, 2010, we renewed an office lease agreement for our current premises located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  The term of the lease is for 1 year expiring on June 8, 2011.  The monthly lease payment is RMB$22,467.88 plus applicable taxes and maintenance fees.

D. Exchange Controls

CAYMAN ISLANDS

We are organized under the laws of the Cayman Islands. We do not believe there are any decrees or regulations under the laws of the Cayman Islands applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common stock.  There are no restrictions under CWN’s Articles of Incorporation or Memorandum of Association or under Cayman Islands law as dividends thereon.  There is uncertainty as to whether the Courts of Cayman Island would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Cayman Island Courts against us or such persons predicated upon the federal securities laws of the United States.  There is no treaty in effect between the United States and Cayman Island providing for such enforcement.

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

Before 2009, Renminbi had little to no exposure in the international markets due to strict government controls by the central Chinese government that prohibited almost all forms of Renminbi holdings or transactions.  Transactions between Chinese companies and a foreign entity would have to be denominated in US dollars.  With Chinese company unable to hold US dollars and foreign companies unable to hold Chinese Renminbi, all transactions would go through the People's Bank of China.  In June 2009, the Chinese officials announced a pilot scheme where business and trade transactions were allowed between limited businesses in Guangdong and Shanghai municipalities and only counterparties in Hong Kong, Macau, and select ASEAN nations.  Proving a success, the program was further extended to 20 Chinese provinces and counterparties internationally in July 2010.  In steps intended to establish the Renminbi as an international reserve currency, China has agreements with Russia, Vietnam, and Thailand allowing trade with those countries to be settled directly in Renminbi instead of requiring conversion to US dollars.

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

I. Subsidiary Information

The Company has 4 subsidiaries, including NAI Interactive Ltd., a company incorporated under the laws of British Columbia (“NAI”), ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWNHK”), 70% owned interest in ChineseWorldNet.com (Shanghai) Ltd., a company incorporated under the laws of PRC (“CWN China”), and 70% owned interest in Weihai Consulting Investment Ltd., a company incorporated under of PRC (“Weihai”).

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

Our CEO and our CFO have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report, and have concluded that our disclosure controls and procedures were not effective as of December 31, 2010 to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; or (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

 MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its evaluation, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2010, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, Chang Lee LLP, in 2010 and 2009.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2010	2009
Audit Fees(1)	$38,000	$41,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$38,000	$41,000

(1)	Audit Fees consist of fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during Fiscal 2010.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

The following Consolidated Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 63 to 81 of this Report:

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 17 – Financial Statements”.

ITEM 19. EXHIBITS

Exhibit No.		Document Description

EX-1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

EX-2.1	(2)	Form of Convertible Debenture dated May 31, 2004

EX-4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

EX-4.2	**	Stock Option Plan Agreement dated June 10, 2010

EX-4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

EX-4.4	**	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

EX-4.5	**	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

EX-8	**	List of Subsidiaries

EX-11	(3)	Code of Ethics

EX-31.1	**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EX-31.2	**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EX-32.1	**	Certification Of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EX-32.2	**	Certification Of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**	Filed herewith
(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.
(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.
(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.
(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 29, 2011

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ Joe Kin Foon Tai
JOE KIN FOON TAI
Director, President and Chief Executive Officer

Consolidated Financial Statements

Chineseworldnet.com Inc. & Subsidiaries
(Expressed in U.S. Dollars)
December 31, 2010 and 2009

Chang Lee LLP
 Chartered Accountants

 606-815 Hornby Street
Vancouver, B.C., V6Z 2E6
Tel: 604-687-3776
Fax:  604-688-3373

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CHINESEWORLDNET.COM INC. & SUBSIDIAIRES

We have audited the accompany consolidated balance sheets of Chineseworldnet.com Inc. & Subsidiaries (“the Company”) as at December 31, 2010 and 2009 and the related consolidated statements of stockholders’ equity (deficiency), operations and comprehensive income (loss) and cash flows for the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in conformity with generally accepted accounting principles in the United States of America.

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

Vancouver, Canada
May 2, 2011	Chartered Accountants

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS

As at December 31	(Expressed in U.S. Dollars)

	2010	2009
	$	$

ASSETS
Current assets
Cash and cash equivalents	1,438,831	1,659,083
Available-for-sale securities [note 3]	4	4
Accounts receivable [note 4]	270,863	165,253
Receivable from a related party [note 10]	145,638	—
Prepaid expenses and deposits	28,333	35,669
Deferred income tax assets [note 8]	72,464	—
Total current assets	1,956,133	1,860,009

Equipment [note 5]	50,521	73,012
Long term investments [note 6]	126,115	—
Deferred income tax assets [note 8]	38,450	—
Total assets	2,171,219	1,933,021

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	276,821	246,970
Due to related parties, non-interest bearing [note 10c]	2,128	128
Deferred revenue	105,724	78,089
Convertible debentures [note 7]	—	258,772
Total current liabilities	384,673	583,959

Stockholders’ equity [note 9]
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,950,000 (2009 – 10,700,000) common shares	10,950	10,700
Additional paid-in capital	4,179,538	3,778,308
Accumulated other comprehensive income	(3,786)	81,481
Deficit	(2,425,124)	(2,613,870)

Non-controlling interests	24,968	92,443
Total stockholders’ equity	1,786,546	1,349,062
Total liabilities and stockholders’ equity	2,171,219	1,933,021
Commitments [note 12]
Subsequent events [note 13]

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Year ended December 31	(Expressed in U.S. Dollars)

	Common stock		Additional paid-in		Accumulated other comprehensive	Total equity (deficiency) attributable to common	Non controlling
	Shares	Amount	capital	(Deficit)	income	stockholders	interest	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2008	10,700,000	10,700	3,716,969	(2,284,638)	40,280	1,483,311	162,894	1,646,205

Stock based compensation	—	—	61,339	—	—	61,339		61,339
Non controlling interest contribution	—	—	—	—	—	—	215,448	215,448
Components of comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	41,201	41,201	2,526	43,727
Net income (loss) for the year	—	—	—	(329,232)	—	(329,232)	(72,977)	(402,209)

Balance, December 31, 2009	10,700,000	10,700	3,778,308	(2,613,870)	81,481	1,256,619	92,443	1,349,062

Stock based compensation	—	—	151,480	—	—	151,480	—	151,480

Conversion common shares from convertible debentures	250,000	250	249,750	—	—	250,000	—	250,000
Components of comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	(85,267)	(85,267)	156	(85,111)
Net income (loss) for the year	—	—	—	188,746	—	188,746	107,858	296,604

Elimination of minority interest upon deconsolidation of CWN Capital							(175,489)	(175,489)
Balance, December 31, 2010	10,950,000	10,950	4,179,538	(2,425,124)	(3,786)	1,761,578	24,968	1,786,546
See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Year ended December 31	(Expressed in U.S. Dollars)

	2010	2009	2008
	$	$	$

Revenue	1,733,329	906,455	1,011,322

Expenses
Advertising and promotion	217,519	131,604	144,906
Audit and legal	67,322	60,731	75,289
Consulting fees	215,918	104,841	95,900
Depreciation	26,620	16,453	14,229
Directors’ remuneration	12,000	8,000	8,000
Accretion on convertible debenture	(8,772)	21,845	31,265
Interest expense on long-term debt	2,500	15,000	15,000
Office and miscellaneous	60,568	65,386	65,096
Printing	11,533	34,481	33,688
Provision for bad and doubtful debts	16,242	12,031	13,410
Rent and operating	130,311	131,958	114,428
Salaries and benefits	514,508	553,819	599,354
Seminar operating expense	11,178	71,074	152,843
Stock based compensation	151,480	61,339	222,745
Telephone	28,404	28,268	21,569
Travel and entertainment	144,955	147,913	183,369
	1,602,286	1,464,743	1,791,091
Other income (loss)
Interest and sundry income	30,274	30,337	60,584
Gain on short term investment	41,315
Foreign exchange gain (loss) and other losses	100,996	125,742	(231,038)
Equity pick up	13,897	—	—
Loss on dilution of CWN Capital	(128,356)	—	—
Other income (loss), net	58,126	156,079	(170,454)
Income (loss) before income taxes	189,169	(402,209)	(950,223)

Deferred income tax recovery (expense)	107,435	—	(54,612)
Net income (loss) for the year	296,604	(402,209)	(1,004,835)
Other comprehensive income
Currency translation adjustments	(85,111)	43,727	12,153
Comprehensive income (loss)	211,493	(358,482)	(992,682)

Net income (loss) attributable to:
Common stockholders	188,746	(329,232)	(950,123)
Non-controlling interests	107,858	(72,977)	(54,712)
	296,604	(402,209)	(1,004,835)
Net comprehensive income (loss) attributable to:
Common stockholders	103,479	(288,031)	(940,128)
Non-controlling interests	108,014	(70,451)	(52,554)
	211,493	(358,482)	(992,682)

Earning (loss) per share – basic	0.03	(0.03)	(0.09)
Earning (loss) per share – diluted	0.03	(0.03)	(0.09)
Weighted average number of common shares outstanding
- basic	10,873,288	10,700,000	10,700,000
- diluted	10,873,288	10,700,000	10,700,000

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	(Expressed in U.S. Dollars)

	2010	2009	2008
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	296,604	(402,209)	(1,004,835)
Adjustment to reconcile net loss to net cash used in operating activities:
Provision for bad and doubtful debts	16,242	12,031	13,410
Depreciation	26,620	16,453	14,229
Accretion on convertible debenture	(8,772)	21,845	31,265
Interest (imputed) – related parties	—	—	—
Deferred income tax recovery	(107,435)	—	54,612
Stock based compensation	151,480	61,339	222,745
Finder’s fee revenue	(109,696)	—	—
Equity interest pick up	(13,897)	—	—
Gain on short term investment	(41,315)
Loss on dilution of CWN Capital	128,356	—	—
Changes in non-cash working capital items:
Accounts receivable	(126,047)	(130,116)	(20,068)
Prepaid expenses and deposits	8,391	14,445	(27,717)
Accounts payable and accrued liabilities	34,823	62,672	47,601
Income taxes	254	—	—
Deferred revenue	57,724	6,140	(116,264)
Due to related parties	(8,365)	—	(27,318)
Net cash provided by (used in) operating activities	304,967	(337,400)	(812,340)

FINANCING ACTIVITIES
Non controlling interest	—	—	215,446
Net cash provided by financing activities	—	—	215,446

INVESTING ACTIVITIES
Cash eliminated upon dilution of a subsidiary	(436,805)	—	—
Purchase of equipment	(1,786)	(39,974)	(42,451)
Short term investments	—	1,291,726	(1,291,726)
Net cash provided by (used in) investing activities	(438,591)	1,251,752	(1,334,177)

Effect of exchange rate changes on cash and cash equivalents	(86,628)	60,499	(23,311)

Increase (decrease) in cash and cash equivalents	(220,252)	974,851	(1,954,382)
Cash and cash equivalents, beginning of year	1,659,083	684,232	2,638,614
Cash and cash equivalents, end of year	1,438,831	1,659,083	684,232

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	2,500	15,000	15,000
Cash paid for income taxes	—	—	—

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.  During the fiscal year 2008, the Company invested and owned 70% interest in ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”), a company incorporated under the laws of People’s Republic of China in April 2008.  CWN China has a wholly-owned subsidiary, Weihai Consulting Investment Ltd (“Weihai”), a company incorporated under the laws of People’s Republic of China in September 2009.  The Company also has a wholly-owned subsidiary CWN Capital Inc. (“CWN Capital”), a company incorporated under the laws of British Virgin Islands in August 2009.  On December 18, 2010, the Company’s ownership interests were diluted to 23.8% upon CWN Capital Inc. issued 80,000 common shares to two companies controlled by two directors of the Company.  As the dilution has resulted in the Company ceased to own a controlling interest, the Company deconsolidated CWN Capital on December 18, 2010 and recorded its interest in CWN Capital as an equity investment.

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

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has recurring losses since its inception and requires additional funds to maintain and expand its intended business operations.  Management’s plans in this regard are to raise debt or equity financing as required which the Company has been able to finance the operations through a series of equity and debt financings and additional fund is still required to fund the Company’s anticipated business expansion.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries and subsidiaries which the Company owns 70% interests and its investment in CWN Capital Inc. All material inter-company accounts and transactions have been eliminated upon consolidation.

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2010, the Company held $638,292  [2009 - $459,667] in cash equivalents.

Foreign currency translations

The Company, NAI, CWN HK, CWN China and Weihai maintain their accounting records in their functional currencies of U.S. dollars, Canadian dollars, HK dollars, Chinese Renminbi and Chinese Renminbi, respectively. However, the Company reports in U.S. dollars. Foreign currency transactions in the foreign subsidiaries are translated into their functional currency using the exchange rate in effect at that date for assets, liabilities, revenues and expenses. At the period end, monetary assets and liabilities denominated in the foreign currency are re-evaluated into the functional currency by using the exchange rate in effect for the period end. The resulting foreign exchange gains and losses are included in operations.

Assets and liabilities of the foreign subsidiaries are translated into the reporting U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders’ equity, as a component of other comprehensive income.

Advertising expenses

The Company expensed advertising costs as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 were $217,519, $131,604 and $144,906 respectively.

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

The carrying value of cash and cash equivalents, available for sale securities, accounts receivable, receivable from related parties, accounts payable and accrued liabilities and due to related parties approximates the fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest risk arising from these financial instruments.

The Company has cash and cash equivalents with various financial institutions, which may exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. However, the Company does not anticipate non-performance.  As at December 31, 2010, the Company had $Nil (2009 - $Nil) in a bank beyond insured limits.

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

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

For the period ended December 31, 2010, the fair value of cash and cash equivalents and available-for-sale securities is recognized in the balance sheet as level one per the fair value hierarchy.

Earning (Loss) per share

Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted ASC 260 (formerly SFAS128), Earnings Per Share. Diluted earning (loss) per share is equal to basic loss per share because there is no potential dilutive security.

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance.  For the fiscal year 2010, the Company incurred an expense for bad debt and provision for allowance for doubtful accounts receivable in the amount of $16,242 (2009 - $12,031; 2008 – $13,410).

Newly adopted accounting pronouncements and new accounting pronouncements

In October 2009, the Financial Accounting Standards Board (the “FASB”) issued guidance related to revenue arrangements with multiple deliverables. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. Such guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of this guidance did not have any effect on our consolidated financial statements.

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

In January 2010, the FASB issued new standards in the ASC 820, Fair Value Measurements and Disclosures, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not anticipate that this update will have a material impact on our consolidated financial statements.  The Company adopted this guidance in the fiscal year 2010.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09 Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of issued date for conduit debt obligors. The Company adopted this guidance in the fiscal year 2010.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In December 2010, the FASB amended its guidance related to Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, consideration should be made as to whether there are any adverse qualitative factors indicating that an impairment may exist. The adoption of the new accounting guidance is not expected to have a material impact on our consolidated financial statements.

In December 2010, the FASB amended its guidance related to business combinations entered into by an entity that is material on an individual or aggregate basis. These amendments clarify existing guidance that if an entity presents comparative financial statements that include a material business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The requirements of the amended guidance are effective for us December 31, 2011 and early adoption is permitted. This disclosure-only guidance will not have a material impact on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Chineseworldnet.Com Inc. & Subsidiaries

3. AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities consist of marketable securities and are summarized as follows:

		Gross	Gross	Accumulated
		unrealized	unrealized	unrealized	Market
	Cost $	gains $	losses $	losses $	value $

December 31, 2008	1,009	—	(1,006)	(1,006)	3
Change during the year	—	—	1	1	1
December 31, 2010 and 2009	1,009	—	(1,005)	(1,005)	4

4. ACCOUNTS RECEIVABLE

	December 31, 2010	December 31, 2009
Accounts receivable	287,105	217,406
Allowance for doubtful accounts	(16,242)	(52,153)
Total	270,863	165,253

5. EQUIPMENT

		Accumulated	Net book
	Cost $	amortization $	value $

2010
Furniture and fixtures	35,830	25,613	10,217
Computer equipment	98,309	84,049	14,260
Leasehold improvement	25,674	25,674	-
Vehicle	35,066	9,022	26,044
	194,879	144,358	50,521
2009
Furniture and fixtures	34,154	21,537	12,617
Computer equipment	91,849	74,819	17,030
Leasehold improvement	24,753	14,526	10,227
Vehicle	33,807	669	33,138
	184,563	111,551	73,012

6. LONG TERM INVESTMENTS

During the fiscal year 2010, the Company’s investment in CWN Capital was diluted to 23.8% upon CWN Capital  issued 80,000 of its common stocks to two companies controlled by two directors of the Company.

Chineseworldnet.Com Inc. & Subsidiaries

6. LONG TERM INVESTMENTS (cont’d)

The dilution occurred on October 1, 2010 and December 18, 2010 which CWN Capital issued 25,000 and 55,000 common stocks at a price of $0.01 and $1.00 per share of its common stock to a company controlled by a director of the Company and another company controlled by another director of the Company, respectively.  The above issuance of CWN Capital common stocks diluted the Company’s ownership interest in CWN Capital down to 50% and 23.8%, respectively. Upon the issuance of 55,000 common stocks of CWN Capital on December 18, 2010, the Company has become a non-controlling shareholder, which the Company (the former parent) deconsolidated CWN Capital from its consolidated financial statements in accordance with ASC 810-10-65 (formerly SFAS 160 Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51), and subsequently the Company accounts for its investment in the CWN Capital under the equity method.

Pursuant to ASC 810-10-65 (formerly SFAS 160 Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51), upon the deconsolidation of CWN Capital, the Company’s retained non-controlling equity investment in the CWN Capital (former subsidiary) was initially measured at fair value which is estimated at $112,218 which the Company recognized a dilution loss of $128,356.

For the fiscal year 2010 consolidated financial statements, the Company included the account of CWN Capital for the period from January 1, 2010 to December 17, 2010 and recorded an equity income of $13,897 for the period from December 18, 2010 to December 31, 2010, which resulted in a net investment of $126,115.

7. CONVERTIBLE DEBENTURES

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

In accordance with ASC 470-20 (formerly EITF No. 00-27), Debt with Conversion and Other Options, the Company recorded $29,046, $29,047 and $191,907 to the share purchase warrants, beneficial conversion feature and convertible debt, respectively.

On February 24, 2010, the Company issued 250,000 common shares at the price of US$1.00 to the holder of a convertible note for the conversion of the convertible note.

8. INCOME TAXES

The parent company is not subject to income taxes.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

Chineseworldnet.Com Inc. & Subsidiaries

8. INCOME TAXES (cont’d)

	2010 $	2009 $	2008 $

Net loss for the year	189,168	(402,209)	(950,223)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Impact of foreign exchange movement	—	(2,437)	(896)
Foreign tax rate differential	1,678	(80,125)	(118,032)
Effect of tax change	15,032	—	—
Others	1,715	4,451	4,495
Loss carry forward utilized	(63,623)	—	—
Change in valuation allowance	(62,237)	78,111	169,045
Income tax expense (recovery)	(107,435)	—	54,612

The significant components of the Company’s deferred tax assets are as follows:

	2010 $	2009 $	2008 $

Non-capital loss carryforwards	272,084	298,000	291,000
Equipment and furniture	918	6,700	2,000
Others	(2,376)	(4,600)	5,000
	270,626	300,100	298,000
Valuation allowance	(159,712)	(300,100)	(298,000)
Net deferred income tax assets	110,914	—	—

The Company has non-capital losses available for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $430,000 expire as follows:

$
2026	124,000
2029	235,000
2030	71,000
430,000

The Company also has non-capital losses available for Chinese income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $645,000 expire as follows:

$
2012	184,000
2013	249,000
2014	212,000
645,000

Chineseworldnet.Com Inc. & Subsidiaries

9. STOCKHOLDERS’ EQUITY

Common Stocks

On April 22, 2010, the Company issued 250,000 common stocks for the settlement of convertible debentures of $250,000.

Stock Options

On October 11, 2007, the Company granted key officers and directors 550,000 stock options, which expire on October 11, 2012 with each stock option entitling its holder to purchase one common share at $1.08.

On June 10, 2010, the Company granted key officers and directors 1,090,000 stock options, which expire on June 10, 2015 with each stock option entitling its holder to purchase one common share at $0.60, which are vested 20% on the first anniversary of the grant date and remaining 80% shall become vested in four equal yearly installments on each of the four anniversary dates of the grant date subsequent to the first anniversary of the grant date.

As at December 31, 2010, the Company has 1,540,000 stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2009 and 2008	495,000	$1.08
Forfeited	(45,000)	1.08
Granted	1,090,000	0.60
Balance, December 31, 2010	1,540,000	$0.74

Exercise price	Outstanding as at December 31,2010			Exercisable as at December 31, 2010
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price

$1.08	450,000	$1.08	1.78	270,000	$1.08
0.60	1,090,000	0.60	4.44	-	-
	1,540,000	$0.74	3.67	270,000	$1.08

Exercise price	Outstanding as at December 31, 2009			Exercisable as at December 31,2009
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price

$1.08	495,000	$1.08	2.78	198,000	$1.08

The weighted average fair value of stock options granted during the year was $0.30 and the Company recorded stock based compensation expense of $151,480 (2009- $61,339 and 2008-$222,745) for options granted in the current and previous years. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Chineseworldnet.Com Inc. & Subsidiaries

9. STOCKHOLDERS EQUITY (cont’d.)

2010
Risk-free interest rate	2.65%
Expected life of options	5 years
Annualized volatility	76.71%
Dividend rate	0%

Share Purchase Warrants

A summary of share purchase warrants is as follows:

	Exercise Price	Number
Balance, December 31, 2009 and 2008	1.30	75,000
Expired	1.30	(75,000)
Balance, December 31, 2010	$-	-

On February 28, 2010, all warrants expired unexercised.

10. RELATED PARTY TRANSACTIONS

[a]
In 2010, the Company incurred $96,000 [2009 - $96,000 and 2008 - $84,000] in consulting fees to two companies related to a director of the Company, of which there were no outstanding balance as at December 31, 2010.

[b]	In 2010, the Company paid $124,951 [2009 - $110,383 and 2008 - $80,360] salary to current and former senior officers of the Company.

[c]
As at December 31, 2010, the Company has non-interest bearing advances from a stockholder and director of $2,128 [2009 - $128]. In 2010, the Company recorded imputed interest of $Nil [2009 - $Nil and 2008 - $Nil] at an interest rate of 4% per annum on these advances.

[d]	Included in accounts payable, $12,252 [2009 - $23,160] was payable to directors and senior officers of the Company.

[e]	Included in accounts receivable, $4,601 [2009 - $Nil] was receivable from senior officers of the Company.

[f]	As at December 31, 2010, the Company provided an advance of $2,572 [2009 - $2,579] to a director as a prepaid expenses.

[g]
In 2010, the Company provided service for a total of $ 57,636 [2009 - $144,956 and 2008 - $Nil] to a company whose director and shareholder is also a director and shareholder of the company, of which $100,446 [2009 - $40,523] was outstanding as at December 31, 2010.

Chineseworldnet.Com Inc. & Subsidiaries

[h]	In 2010, the Company incurred $12,000 [2009 - $8,000 and 2008 - $Nil] in director fees, of which $2,000 [2009 - $Nil] was outstanding as at December 31, 2010.

[i]	In 2010, the Company provided service for a total of $ 139,091 [2009 - $Nil and 2008 - $Nil] to CWN Capital, of which $139,091 [2009 - $Nil] was outstanding as at December 31, 2010.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

11.  GEOGRAPHIC INFORMATION

The Company’s head office is located in Vancouver, British Columbia, Canada. The operations of the Company are primarily in two geographic areas: Canada and China. A summary of geographical information for the Company’s assets and net loss for the years is as follows:

Year ended December 31, 2010	Canada	China	Total

Revenue from external customers	$1,684,766	$48,563	$1,733,329
Net income (loss)	686,113	(389,509)	296,604
Total assets	$1,988,406	$182,813	$2,171,219

Year ended December 31, 2009	Canada	China	Total

Revenue from external customers	$728,098	$178,357	$906,455
Net income (loss)	(154,710)	(247,499)	(402,209)
Total assets	$1,581,601	$351,420	$1,933,021

12. COMMITMENTS

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

$
2011	78,151
2012	8,092
2013	6,068
Total	92,311

13.  SUBSEQUENT EVENTS

[a]
Subsequent to the year end, the Company entered a new consulting agreement with Silver Lake Investment Partners, Limited controlled by a director of the Company.  The Company will be charging $2,000 per month for the consulting fee from January 1 to December 31, 2011. Also, the Company entered a new consulting agreement with Goldpac Investments Ltd., a company controlled by a director of the Company.  The Company will be charging $20,000 per quarter for the consulting fee from January 1, 2011 to December 31, 2011.

Chineseworldnet.Com Inc. & Subsidiaries

[b]
Subsequent to the year end, in March 2011, the Company completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China which result of the Company’s financial interest increased from 70% to 85%.

[c]
Subsequent to the year end, on February 1, 2011, the Company issued incentive stocks options with the right to purchase up to 1,090,000 Common Shares to its directors, officers, and employees.  All of these options granted on February 1, 2011 have an exercise price of $0.60 per share and a vesting period of 1 to 5 years, and a term of 5 years expiring on February 1, 2016.

14.  COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.