Form 20-F
period 2011-12-31
CHINESEWORLDNET COM INC
filed 2012-04-30
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

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
Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, Par Value of US$0.001 Per Share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,950,000 common shares

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

TABLE OF CONTENTS

PART I	4
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	4
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3. KEY INFORMATION	4
A. Selected Financial Data	4
B. Capitalization and Indebtedness	4
C. Reasons for the Offer and Use of Proceeds	5
D. Risk Factors	5
ITEM 4. INFORMATION ON THE COMPANY	22
A. History and Development of the Company	22
B. Business Overview	23
C. Organizational Structure	33
D. Property, Plants and Equipment	33
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
A. Results of Operations	34
B. Liquidity and Capital Resources	42
C. Research and Development, Patents and Licenses	42
D. Trend Information	42
E. Off-Balance Sheet Arrangements	42
F. Tabular Disclosure of Contractual Obligations	42
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
A. Directors and Senior Management	42
B. Compensation	44
C. Board Practices	45
D. Employees	45
E. Share Ownership of Directors and Senior Management	45
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
A. Major Shareholders	47
B. Related Party Transactions	47
C. Interests of Experts and Counsel	48
ITEM 8. FINANCIAL INFORMATION	48
A. Financial Statements	48
B. Significant Changes	48
ITEM 9. THE OFFER AND LISTING	48
A. Offer and Listing Details	48
B. Plan of Distribution	49
C. Markets	49
D. Selling Shareholders	49
E. Dilution	49
F. Expenses of the Issue	49
ITEM 10. ADDITIONAL INFORMATION	49
A. Share Capital	49
B. Memorandum and Articles of Association	49
C. Material Contracts	50
D. Exchange Controls	50
E. Taxation	52
F. Dividends and Paying Agents	52
G. Statement by Experts	53
H. Documents on Display	53
I. Subsidiary Information	53
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	53
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	53

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Except as the context otherwise requires, all references in this annual report (the “Report”) on Form 20-F to “we,” “us,” “our,” “CWN,” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”), a company incorporated under the laws of Hong Kong, 80% owned interest in ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”), a company incorporated under the laws of People’s Republic of China, and 80% owned interest in Weihai Consulting Investment Ltd. (“Weihai”), a company incorporated under the laws of People’s Republic of China.

Our consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2011” are to our fiscal year ended December 31, 2011, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

Our registered office is located at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104.  Our principal executive office is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that reflect the management’s current expectations and assumptions with respect to the general economic and business conditions, our operation and business strategies, products, services and competition, future financial position and results, and various other factors, both referenced and not referenced in this Report.  All statements made in this Report other than statements of historical fact, including, among others, statements that address operating performance, events, circumstances, or developments that the management expects or anticipates will or may occur in the future, statements related to revenue and volume growth, profitability, new sales and marketing channels, adequacy of and ability to raise additional funding for operations, and statements expressing general optimism about future operating results and non-historical information, are forward-looking statements.  In particular, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “plan,” “target,” “may,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that statements are not forward-looking.

These forward-looking statements are subject to risks and uncertainties that could cause our actual financial position and results to differ materially from those expressed in, anticipated or implied by these forward-looking statements for many reasons, including the risks and statements described in more detail under “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Report.  We do not undertake any obligation to revise or update these forward-looking statements to reflect new information, future events or circumstances unless required by applicable legislation or regulation.  These forward-looking statements contained in this Report are expressly qualified by this cautionary statement.

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

The following table sets forth selected consolidated financial information from our consolidated financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2011, 2010, 2009, 2008 and 2007.  The information for the last three fiscal years ended December 31, 2011, 2010 and 2009 have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.  Information for the years ended December 31, 2008 and 2007 have been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

	Year ended December 31,
	2011	2010	2009	2008	2007
Consolidated Statements of Operations:
Revenue	$1,675,875	1,733,329	906,455	1,011,322	1,325,994
Net income (loss) for the year	138,040	296,604	(402,209)	(1,004,835)	108,354
Net income (loss) attributable to non-controlling interest	(60,926)	107,858	(72,977)	(54,712)	----
Net income (loss) attributable to common stockholders	198,966	188,746	(329,232)	(950,123)	108,354
Earning (loss) per share – basic	0.01	0.02	(0.03)	(0.09)	0.01
Earning (loss) per share – diluted	0.01	0.02	(0.03)	(0.09)	0.01
Weighted average common shares outstanding – basic	10,950,000	10,873,288	10,700,000	10,700,000	9,012,328
Weighted average common shares outstanding – diluted	11,404,862	10,873,288	10,700,000	10,700,000	9,103,713

Consolidated Balance Sheets:
Total assets	$3,182,417	2,171,219	1,933,021	2,104,383	2,780,226
Equipment	36,519	50,521	73,012	46,526	22,001
Total current liabilities	1,123,354	384,673	583,959	221,251	373,870
Total stockholders’ equity (deficiency)	2,059,063	1,786,546	1,349,062	1,646,205	2,200,694

No dividends have been declared or paid in Fiscal 2011.

B.	Capitalization and Indebtedness

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

Although we have an operating history of over 10 years, we may have a limited history in terms of certain aspects of our operation.  This includes those new strategies and business models we developed, such as our development as a financial content and information provider targeting potential investors in the Greater China in addition to building a network with various content and information distribution channels in the region, our institutional conference business, and our road show business etc.  Potential investors should be aware of the risks associated with such, and expect that most of our revenues in the foreseeable future be applied towards building and growing our company and our businesses.

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

We offer our clients and users customer support in English, Cantonese and Mandarin through a North American toll free telephone number.  The purpose of customer support is to resolve our clients’ and users’ issues and questions as well as to explain our product and service offerings.  Most of our staff members involved in the customer support function are relatively new to our company, and may not have sufficient training or experience to effectively serve our clients and users.  We will need to increase our customer support force as our businesses expand, as well as provide adequate training to them.  We may not be able to hire and retain employees without short-term disruptions to our operations, and locating multilingual workers may post a challenge.  Failure to maintain a working customer support team may have a material adverse effect on our businesses.

We face significant competition that could adversely affect our businesses, results of operations and financial condition.

The markets for our Portal, IR/PR, Conference, and our financial content and information distribution businesses are extremely competitive and rapidly changing.  The number of competitors competing for our potential clients and users’ attention and spending has increased significantly since we commenced operations and we expect that competition will continue to intensify.  As we continue to broaden our range of product and service offerings, we expect increasing competition from established players as well as less well-known players in the coming years.  Many of these competitors have longer operating histories, better brand recognition, larger customer bases and databases, and significantly greater financial, technical and marketing resources.  In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues.  Any of our present or future competitors may provide products and services that provide significant better performance, price, creativity or other advantages over those offered by us.  Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, content providers, distribution partners, advertisers, sponsors, clients and users.  Our ability to compete successfully depends on many factors, including the quality of our content, the breadth, depth and ease of use of services, sales and marketing efforts, and performance of technology etc.  See Section titled “Competition” at “ Item 4 – Information on the Company”.

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

Unauthorized use of, or interference with, our network could disrupt service and increase our costs.

We may incur costs associated with the unauthorized use of our network including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraudulent use of our network may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for fraudulent use. Security breaches related to our physical facilities, computer networks, and informational databases may cause harm to our business and reputation and result in a loss of customers.

Our physical facilities and information systems may be vulnerable to physical break-ins, computer viruses, theft, attacks by hackers, or similar disruptive problems. If hackers gain improper access to our databases, they may be able to steal, publish, delete or modify confidential personal information concerning our subscribers. In addition, misuse of our customer information could result in more substantial harms perpetrated by third parties. This could damage our business and reputation, and result in a loss of customers.

We may be involved in future litigation over our use of technology rights.

We currently license technology from third parties.  None of our application technologies are proprietary to us.  As we continue to introduce new services that require new technology, we anticipate that we may need to license additional third-party technology.  These existing and additional technology licenses may not be available to us on commercially reasonable terms, if at all.  In addition, it is possible that in the course of using new technology, we may inadvertently breach the technology rights of third parties and face liability.  Our inability to obtain these technology licenses or avoid breaching third party technology rights could delay or compromise our introduction of new services and could materially and adversely affect our businesses and financial condition.

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

We anticipate the need to secure additional financing in order to maintain our existing operations and to implement our planned expansions in North America and Asia.  We have recurring losses from operations since inception and has accumulated a deficit of $2,226,158 as at December 31, 2011.  Our ability to continue as a going concern is dependent upon our ability to obtain additional financing to maintain and to expand our business operations.  Management has been able to finance our business operations through equity and debt financing.  Management intends to continue to seek additional capital to finance our business operations and expansions through equity and debt financing.  However, there can be no assurance that such financing will materialize on a timely basis or obtained on favorable terms.  These conditions raise substantial doubt that we will be able to continue as a going concern.

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

Taiwan. A small part of our future revenues may be derived from the Taiwan market. Relations between Taiwan and the People’s Republic of China, also referred to as the PRC, and other factors affecting the political or economic conditions of Taiwan in the future could materially adversely affect our business, financial condition and results of operations.

Taiwan has a unique international political status. The PRC asserts sovereignty over all of China, including Taiwan, certain other islands and all of mainland China. The PRC government does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan in certain circumstances, such as the declaration of independence by Taiwan. Relations between Taiwan and the PRC have on occasion adversely affected the market value of Taiwanese companies and could negatively affect our operations in Taiwan in the future.

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

Periodically, the Ministry of Public Security has stopped the distribution of information over the Internet which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local ISP to block any website maintained outside of PRC at our sole discretion. Websites that are blocked in PRC include many major news-related websites such as www.cnn.com, www.latimes.com, www.nytimes.com and www.appledaily.com.hk ..  The Chinese government has also expressed its intention to closely control possible new areas of business presented by the Internet, such as Internet telephony.

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

Trading of our common shares may be restricted by the Securities and Exchange Commission’s penny stock regulations which may limit a shareholder’s ability to buy and sell our common shares

The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common shares are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common shares.

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

ChineseWorldNet.Com Inc. was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands. Our operations are primarily conducted in the North America and Asia.  The address of our registered office is that of our agent, Appleby, being: Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104, telephone number is (345) 949-4900.  Our principal executive office is located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, telephone number is (604) 488-8878.

In August 2009, we incorporated CWN Capital Inc. (“CWN Capital”) under the BVI Business Companies Act, with a registered address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands, focusing on capital markets businesses.  CWN Capital provides a vehicle for expanding the scope of our businesses into the capital markets.  On October 1, 2010, CWN Capital completed a non-brokered private placement and issued 25,000 of its common shares at a subscription price of $0.01 per share to Silver Lake Investment Partners, Ltd., resulted in CWN diluted down to a 50% ownership in CWN Capital.  On December 18, 2010, CWN Capital completed another non-brokered private placement and issued 55,000 of its common shares at a subscription price of $1.00 per share to Goldpac Investments Partners Ltd., resulted in CWN a diluted down to 23.8% ownership in CWN Capital. As a result we deconsolidated CWN Capital on December 18, 2010 and recorded our interest in CWN Capital as an equity interest. Silver Lake Investment Partners, Ltd. and Goldpac Investments Partners Ltd. are companies controlled by two directors of our company. In the future, we may consider turning CWN Capital into a majority owned subsidiary, but there are no assurances that this event will occur.

On September 8, 2009, CWN China funded and incorporated Weihai as a local entity for the purpose of carrying out certain business operations in the Greater China.  Weihai has the same address as CWN China.  Through CWN China, we have a 80% controlling interest in Weihai.

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provides us with the capabilities and resources to penetrate and expand particularly in the Greater China markets.  As of December 31, 2011, there were approximately eleven employees in Shanghai, China, with duties ranging from translations, web design and technical support, to sales, business development and marketing.  CWN China also heads our efforts in hosting various events in the Greater China.

During Fiscal 2011, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

B.	Business Overview

We have four principal businesses: (1) the financial web portal (“Portal”) business, conducted under the ChineseWorldNet.com brand via the “www.chineseworldnet.com” website; (2) the investor relations and public relations (“IR/PR”) business, conducted under the NAI500 brand via a number of media channels including the “www.nai500.com” and “en.nai500.com” websites, as well as certain other promotional services; (3) the North America and Greater China cross-border business partnering conferences (“Conference”) business, conducted via the brand of Global Chinese Financial Forum and its ”www.gcff.ca” website; and (4) the financial content and information distribution business.

Financial Web Portal (“Portal”) Business

Overview

Our www.chineseworldnet.com website is a web-based portal that provides up-to-date financial content and information and financial management tools in the Chinese language targeting the Chinese investor community in North America.  Our Portal business provides financial news and covers corporate information of more than 98% of the listed stocks on major North American exchange markets, including New York Stock Exchange (“NYSE”), American Stock Exchange (“AMEX”), NASDAQ Stock Market (“NASDAQ ”), OTC Bulletin Board (“OTCBB”), Toronto Stock Exchange (“TSX”), and Toronto Venture Exchange (“TSX-V”).  Our Portal business also provides certain coverage of the financial markets in China, Hong Kong and Taiwan, which we intend to expand further in the near future through a combination of internal efforts as well as partnerships.  All information and services we provided through our www.chineseworldnet.com website are free of charge, except certain premium and personalized information and services such as premium articles and market commentary accessible only by “Premium Subscribers” who are required to register as a subscriber and pay a subscription fee.

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

During fiscal 2011, we have upgraded our www.chineseworldnet.com website providing a new layout that focuses on user friendliness.  We are also planning to strengthen our platform by covering additional content and investors’ tools in each of our featured financial products.  We are not planning for any additional features for our Premium Services in 2012 but we may do so in the future, such as additional investment tools and premium research reports, on our web portal.

Revenue Model of the Portal Business

Premium Subscription Fees

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

Banner Advertising

We derive revenue from selling banner advertising space on the www.chineseworldnet.com website.  The fee for a six-month banner ad ranges from $750 to $1,980 per month.  The amount of fees charged depends on the size and the location of the banner ad on the website.  There is no price adjustment to the monthly fees if the actual clicks differ from the estimated clicks.

Online Marketing and Intermediary Service

It is our intention that its subscribers be able to access information on various financial products and service providers such as online brokerage, mutual funds, insurance and bonds by logging onto its partnering companies’ independent Internet-based trading platforms through its web portal.  However, the Company is not involved in executing any types of transactions for the account of others.  All trading transactions are performed directly between the subscribers and partnering companies.  In order to do so, the subscribers have to independently register with our partner companies.

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

Current Product / Service Offering

www.nai500.com and NAI 500

NAI operates the www.nai500.com website (formerly www.na-investor.com) which provides IR/PR services to fee-paying North American public company clients who are listed or quoted on the small or micro public markets in North America, such as the TSX, TSX-V, NASDAQ and OTCBB.  The website offers stock quotes, company reviews, newsletters and guide to investing of these client companies in the Chinese language to readers in the Chinese investor community in North America.  Currently, there are over 64,000 registered members on the www.nai500.com website which attracts over 1,800,000 viewers each month.

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

Unlike www.chineseworldnet.com, www.nai500.com is not a financial portal for registered members or readers but an Internet-based medium for the dissemination of information from fee-paying client companies to increase exposure in the Chinese investor community.  NAI charges its client companies an annual fee of $4,500 to $5,500 for these services.  There is no fee being charged to individual registered members or readers of the www.nai500.com website.

Road Show Business

During fiscal 2010, NAI has started the Road Show Business where it creates and provides face-to-face meeting opportunities for its North American public company clients and their representatives to meet with potential institutional and high net worth individual investors in Greater China.  NAI operates its Road Show Business in two separate models: firstly, multi-client road shows and secondly, tailor made road shows for individual clients. NAI arranges everything from top to bottom and brings its client companies together in Greater China and sets up an environment (e.g. private meetings, presentations, luncheons, dinners etc.) for them to meet with potential investors, and charged the participating companies for fees and expenses accordingly, ranges from $20,000 to $25,000.  We operate this through collaboration with various investment groups in China in addition to partnership with a top local brokerage firm that has a client base and network of over 3 million potential investors.  We expect to continue to expand our Road Show Business in 2012 by continuing the same format, in addition to inviting Chinese listed companies over to North America to meet with potential investors locally.

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

Publication Service

We started to publish specialty investment publications in 2002. Our first investment handbook was focused on the mining sector, selling for CDN$13.80 Canadian dollars each.  In 2005, we published the Mining Investment Guide, Vol. 3 and the Chinese Theme Stocks Investment Guide, Vol. 1, both selling for CDN$13.80 Canadian dollars each.  In 2006, we published the Mining Investment Guide, Vol. 4, selling at an increased price of CDN$29.50 Canadian dollars each due to content increase.  In 2007, we published the Mining Investment Guide, Vol. 5 and the Chinese Theme Stocks Investment Guide, Vol. 2 – A New Chapter of Success, both selling for $29.95 each.  In 2008, we published the Resource Investment Guide, Vol. 6, a renamed iteration of the Mining Investment Guide, selling for $29.95 each.  In 2009, we published the Resource Investment Guide, Vol. 7 and the China Theme Stocks Investment Guide 2009/2010, both selling for $29.95 each.  In 2010, we published the Resource Investment Guide 2010/2011, Vol. 8, selling for $29.95 each.  In 2011, we published the Resource Investment Guide Vol 9 - 2011/2012 selling for the same price again. For 2012, we intend distribute the Resource Investment Guide through paid distribution channels, such as book stores, in both North America and China, and we also intend to increase the price of our Resource Investment Guide to $39.95. We charge client companies ranged at $500 to $2,000 each to be profiled in our publications.  Our publications are sold through our offices, online and in selected bookstores.

Future Product / Service Offering

Currently, our IR/PR services are focused on introducing and promoting North American client companies to the Chinese investor community in North America and recently also in Greater China.  We plan to launch the China version of NAI in June of 2012 to service investors and industrial professionals in the Greater China Region and provide them with in-depth information about the mining and resources markets outside of China. We expect that NAI China will have a membership based model at the time of its launch and will be a platform for us to build a more substantial Chinese industrial investor database which will, in turn, assist in our various businesses, including the GCFF conferences and NAI Road Shows.  As we have already established a solid client base in the mining and resources sector, we plan to further diversify into other sectors such as clean technology, information technology, life science, and manufacturing in 2012.  The launch of NAI 500 in 2009 and the NAI 500 iPhone App in 2010 were successful milestones.  We are planning for further development by adding new functionalities to our website including portfolio tracker and online video posting.  We are also planning to offer specialized and in-depth IR/PR services to clients who require more day-to-day assistance on their Investor Relations’ needs, such as filling an Account Manager position who has full understanding about our Company’s businesses and to answer our Chinese investors’ inquiries.  We also plan to continue our focus on expanding the number of our Road Show Business in 2012.

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

NAI organizes and markets its conferences in the name of Global Chinese Financial Forum (“GCFF”) in the North America and China and operates the investment seminar and conference website www.gcff.ca. GCFF provides a networking environment for local private and public companies and services providers in China.  Since 2008, GCFF has increased its focus and efforts on providing cross-border partnership opportunities in the capital markets in North America and Greater China.  GCFF aims to be the largest series of bilingual (Chinese/English) financial and business related functions connecting participants and client companies including individual potential investors, public and private companies, service providers, and various industry associations.  Revenue generated through GCFF is recorded under the revenue model of NAI 500. On December 9 and 10, 2011, NAI successfully launched the first Global Resource Investment Conference in China at the city of Shenzhen held in partnership with a Canadian based event planning and investor relations company. The strategy is to build GCFF series in different cities of Canada, US or Greater China to serve the local market. In 2011, NAI has successfully hosted GCFF events in Vancouver, Toronto, Shenzhen and Shanghai; we intend to expand our presence into more other cities in the future and increase the scale of the event.

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

Future Product / Service Offering

We plan to continue improving the format of the GCFF conferences, to have a major focus on institutional clients, in addition to further establish our brand name in both North America and Asia.  GCFF will continue its conferences efforts in various cities in North America and China servicing clientele from both North America and China, in addition to focusing on providing cross-border partnership opportunities between North American and Greater Chinese companies.  Conferences are expected to be held in Vancouver, Toronto, Shenzhen and Shanghai in 2012.  We expect that GCFF will expand the number of events it will be holding and continue to offer Institutional Events and its Privately Arranged Meetings service focused on capital market and strategic investment services among public companies, capital market institutions, services providers and institutional investors in 2012, focusing on the natural resources, energy and financial industries. We also plan to expand GCFF’s Retail Events with plans for increased services and marketing campaigns for its conferences.

We plan to update the sponsorship structure of the GCFF conferences in 2012. Currently, we are offering a premier, multi-event, annual sponsorship program called the Global Corporate Sponsorship program. Current Global Corporate Sponsors include companies such as PwC, Fraser Milner Casgrain LLP, and the Toronto Stock Exchange and TSX Venture Exchange, among others. We plan to change the name of the Global Corporate Sponsorship program to the Patron Sponsorship program and increase the price from $25,000 to $30,000. We also plan to create a lower tier, multi-event, annual sponsorship program called the Premier Sponsorship program with the price set at USD$15,000.

Revenue Model of the Conference Business

We charge $3,000 for a standard exhibition booth at GCFF retail level events.  With respect to the GCFF industrial, cross-border related events, corporate delegate package is charged $2,500 to $3,000 and individual delegate package is charged between $199 and $299.  We also earn revenue from sponsorship. Conference specific sponsorship fees range from $5,000 to $25,000.  More sponsorship packages will be implemented for industrial, cross-border related events in the future.  Currently, complimentary admission is offered for individual investors pre-registering for the conferences.  Drop-in attendees are required to pay an admission fee ranging from $15 to 25 depending on the conferences.  We might be turning our conferences into a fully paid model for all individual investors when the conferences have grown and reached a certain size and scale.

FINANCIAL CONTENT AND INFORMATION DISTRIBUTION BUSINESS

Overview

During fiscal 2010, we have restructured our business model and focused our resources on the development as a financial content and information provider targeting potential investors in the Greater China; in addition to building our network with various content and information distribution channels in the region. Through the various products and services we offer, we have accumulated substantial and valuable corporate information and financial data in our database, including companies publicly listed in North America, market news, investors’ tools and commentaries etc. We translate such information and data into Chinese and collaborate with local Greater China distribution channels to distribute and disseminate the contents and information. In March 2010, we have signed a Distributorship Agreement with MegaHub Limited, a fast growing player in financial data distribution in the Greater China providing us with exposure to various financial institutions and over 100 million active investors in the region. We are also actively engaging other joint venture opportunities as part of our efforts in this new endeavor.

Current Product / Service Offering

We provide and license proprietary financial content and data to clients electronically for publishing, distribution, and broadcasting. Our financial content includes North American public company fundamental information, financial information, sector and industry analysis, stock information, and various tools for assisting investors, all of which is produced in Chinese. Currently, our clients include online brokerages and online financial information providers.

Future Product / Service Offering

We believe that with the growing number of investors and financial institutions in China, the demand for North American financial information in the Greater China region will increase in coming years. We intend to divert resources in our operations in Shanghai to develop relationships with potential users of financial content.

Revenue Model of the Financial Content and Information Distribution Business

We charge $2,000 to $4,000 per month for clients of our financial content and information distribution business.

Revenue Breakdown

The breakdown of the revenue sources for the years ended December 31, 2011, 2010 and 2009 is as follows.

	Year ended December 31,
Revenue Breakdown	2011	2010	2009
GCFF Conference Business	$683,378	$312,781	$414,098
Road Show Business	151,699	232,977	122,860
Various IR/PR Service	323,736	207,725	115,938
Chinese Webpage Design, Hosting and Maintenance	156,709	130,032	80,396
Online Marketing Service	118,950	85,811	75,937
Banner Advertising	30,552	42,322	18,788
Publication Service	31,054	21,099	16,794
CWN Membership and Online Service	3,287	4,866	7,377
Translation Service (Company Review, Company Newsletter)	11,721	12,633	4,406
Other Revenues	164,789	683,083	49,861
Total	$1,675,875	$1,733,329	$906,455

The breakdown of the revenue sources by geographic market for the years ended December 31, 2011, 2010 and 2009 is as follows. A majority of our revenues is generated from our wholly-owned subsidiary NAI based in Vancouver in Canada, and partly is generated from CWN China based in Shanghai in China.

	Year ended December 31,
Revenue Breakdown	2011	2010	2009
Canada	1,661,061	1,684,766	728,098
China	14,814	48,563	178,357

Corporate Strategy and Strategic Business Plan

During fiscal 2010, we have restructured our business model and focused our resources on the development as a financial content and information provider targeting potential investors in the Greater China; in addition to building our network with various content and information distribution channels in the region.  Through the various products and services we offer, we have accumulated substantial and valuable corporate information and financial data in our database, including companies publicly listed in North America, market news, investors’ tools and commentaries etc.  We translate such information and data into Chinese and collaborate with local Greater China distribution channels to distribute and disseminate the contents and information.  In March 2010, we have signed a Distributorship Agreement with MegaHub Limited, a fast growing player in financial data distribution in the Greater China providing us with exposure to various financial institutions and over 100 million active investors in the region.  We are also actively engaging other joint venture opportunities as part of our efforts in this new endeavor.

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

Technology Infrastructure

None of our application technologies are proprietary to us, other than the NAI 500 iPhone App.  The technologies used by us are sourced from different commercially available software programs. CWN’s application technologies, including its communication applications and content management applications, are under a collaborative authoring environment allowing different users such as our various in-house programmers to work together on creating and managing the contents of our websites.  All users have their own accounts and can belong to any number of sites.

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

Our Primary Markets

Chinese Internet Users

According to data published by Internet World Stats December 31, 2011, the number of Internet users in the Asia has reached over 1 billion. This already surpassed that of the whole of North America.  The following table represents the estimates provided by Internet World Stats in relation to the uses of Internet in China, Hong Kong and Taiwan in 2011:

	Population	Internet Users	Penetration	Users in Asia
China	1,336,718,015	513,100,000	38.4%	50.5%
Hong Kong	7,122,508	4,894,913	68.7%	0.5%
Taiwan	23,071,779	16,147,000	70.0%	1.6%

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

Our Road Show business faces competition from Academy Finance.

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

NAI Interactive Ltd. (“NAI”) was incorporated under the Company Act (British Columbia) on November 13, 1998.  NAI is 100% owned by CWN.  NAI has an office located at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. NAI is our main operation base delivering our business products and services.

ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”) was incorporated under the laws of Hong Kong on December 22, 1999.  CWN HK is 99% owned by CWN and 1% owned by Mr. Liu Chi Cheong, a director and a major shareholder of CWN.  Since 2011, CWN HK’s office has been located at 1902 Cheung Kong Center, 2 Queens Road, Central, Hong Kong.  CWN HK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market.

ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the law of People’s Republic of China in April 2008.  CWN China was previously 70% owned by CWN HK and 30% owned by our joint venture partner Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”).  In March 2011, we completed substantially all of the regulatory procedures and processes and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of RMB 5,000,000 by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provides us with the capabilities and resources to penetrate and expand particularly in the Greater China markets.  On September 8, 2009, CWN China funded and incorporated Weihai Consulting Investment Ltd. (“Weihai”) under the law of People’s Republic of China for the purpose of carrying out certain business operations in Greater China.  Weihai has the same address as CWN China.

We also have a 23.8% ownership interest in CWN Capital Inc. (“CWN Capital”), a company incorporated under the laws of British Virgin Islands in August 2009, while two companies controlled by two directors of our company own the rest of the ownership interests in CWN Capital.

As of December 31, 2011, there were fourteen employees in NAI and eleven employees in CWN China.

D.	Property, Plants and Equipment

We do not own any real property.  We have a lease agreement for the Vancouver office with a size of 3,032 square feet with an address at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, for a term of 5 years expiring on July 31, 2011.  We have renewed a lease agreement for the Vancouver office for a term of 5 years expiring on July 31, 2016.We have a lease agreement for the Shanghai office with a size of 1,500 square feet with an address at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120, for a term of 1 year expiring on May 31, 2012.

As of December 31, 2011, we had leasehold improvements of $nil (2010 – $nil and 2009 – $10,227), computer equipment and computer software of $10,606 (2010 – $14,260 and 2009 – $17,030), office furniture of $7,530 (2010 – $10,217 and 2009 – $12,617), and vehicle of $18,383 (2010 – $26,044 and 2009 – $33,138).

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2011, 2010 and 2009 should be read in conjunction with the consolidated financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

We currently generates revenue from our Portal, IR/PR and Conference businesses.  Our annual and quarterly operating results are primarily affected by the level of our sales and costs of operations over these three businesses.  Economic factors such as the general global economic and political environment, foreign exchange fluctuations, as well as market prices of similar products and services may also play an important role to affect our operating performance and the volatility of our share price.  To management’s knowledge, there are no known economic, political, and inflation that have materially affected, directly or indirectly our operations.

YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

For the year ended December 31, 2011 (“Fiscal 2011”), we recorded a net income of $138,040 with a net income of $198,966 attributable to common stockholders ($0.01 per Common Share), compared to a net income of $296,604 of which $188,746 was attributable to common stockholders (($0.02) per Common Share) for the year ended December 31, 2010 (“Fiscal 2010”).  The decrease of net income of $158,564 was primarily due to the increase of salary expenditures, the recognition of deferred income tax expenses as well as loss in foreign exchange transactions.  In Fiscal 2011, we recorded revenue of $1,675,875 compared to $1,733,329 in Fiscal 2010.  The decrease of revenue of $57,454 was primarily due to the consolidation of the operation result for CWN Capital in Fiscal 2010.

For the year ended December 31, 2010 (“Fiscal 2010”), we recorded a net gain of $296,604 with a net income of $188,746 attributable to common stockholders ($0.02 per Common Share), compared to a net loss of $402,209 of which $329,232 was attributable to common stockholders (($0.03) per Common Share) for the year ended December 31, 2009 (“Fiscal 2009”).  The increase of net income of $698,813 was primarily due to record the revenue from CWN Capital, the increase of sales revenue, the recognition of deferred income tax recovery, as well as gain in foreign exchange transactions.  In Fiscal 2010, we recorded revenue of $1,733,329 compared to $906,455 in Fiscal 2009.  The increase of revenue of $826,874 was primarily due to the company recognized the revenue from consolidation of CWN Capital from inception up to December 18, 2010.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The continued weakened western economy has caused increased demand for access to Chinese sources of funding for our targeted client companies as well as increased demand for information by individual investors was the primary factor of our continued increases of overall revenue.  We generate revenue from our Portal, IR/PR and Conference businesses.  Our revenue sources come from these products and services we offer – GCFF Conference Business, Road Show Business, Various IR/PR Service, Chinese Webpage Design, Hosting and Maintenance, and Online Marketing Service.  Other revenue sources include Banner Advertising, Publication Service, CWN Membership and Online Service, Translation Service, and others.

Revenue Growth Trend

China’s emergence as a global economic power and the continued weakness of the North American capital markets have had a positive impact on our businesses in Fiscal 2010 and Fiscal 2011 as shown in our increased revenues, client base and conference attendance and sales.  As our business development strategies in the Greater China region continued to mature, we have significantly increased the revenues from our GCFF Conference Business and all other aspects of our businesses showed positive growth in sales revenue, other than the CWN Membership and Online Service.  Going forward, with our established networks of partners and sponsors in both North America and China and our continued successful implementation of our various strategies and models, we see continued growth in our overall revenue.

Revenues

GCFF Conference Business

Revenue generated from GCFF Conference Business was $683,378 in Fiscal 2011, compared to $312,781 in Fiscal 2010.  The increase of $370,597 was due to the increase of presenting companies and exhibitors’ sponsorship in our conferences in China during Fiscal 2011 as compared to Fiscal 2010.  We anticipate revenue from GCFF Conference Business will be greatly affected by the market

Road Show Business

Revenue generated from Road Show Business was $151,699 in Fiscal 2011, compared to $232,977 in Fiscal 2010.  The significant decrease of $81,278 was due to the decrease of companies that participated for the events held in 2011.  We expect to continue our focus in and expand on this service offering in 2012 as we see positive feedback and results.

Various IR/PR Service

Revenue from Various IR/PR Service was $323,736 in Fiscal 2011, compared to $207,725 in Fiscal 2010.  The increase of $116,011 was primarily due to more client companies participated our IR/PR services as compared to Fiscal 2010.

Chinese Webpage Design, Hosting and Maintenance

Revenue from Chinese Webpage Design, Hosting and Maintenance was $156,709 in Fiscal 2011, compared to $130,032 in Fiscal 2010.  The increase of $26,677 was primarily due to more client companies interested in our Chinese micro-site development and hosting services as compared to Fiscal 2010.

Online Marketing Service

Revenue from Online Marketing Service was $118,950 in Fiscal 2011, compared to $85,811 in Fiscal 2010.  The increase of $33,139 was primarily due to increases on price of our online data providing services in 2011.

Banner Advertising

Revenue we generated from Banner Advertising decreased $11,770 from $42,322 in Fiscal 2010 to $30,552 in Fiscal 2011.  This was primarily due to the decrease in client companies’ frequency of placing advertisements on our websites.

Publication Service

Revenue we generated from Publication Service increased $9,955 from $21,099 in Fiscal 2010 to $31,054 in Fiscal 2011.  This was primarily due to the increase in sponsorship of our client companies in Fiscal 2011.

CWN Membership and Online Service

Revenue we generated from CWN Membership and Online Service decreased $1,579 from $4,866 in Fiscal 2010 to $3,287 in Fiscal 2011.  This was primarily due to further decrease in the number of Premium Subscribers of our websites as compared to a year ago.

Translation Service

Translation Service was $11,721 in fiscal 2011, compared to $12,633 in fiscal 2010.  There is no major change of revenue on this non-core business in Fiscal 2011 as compared with Fiscal 2010.

Other Revenues

Other Revenues was $164,789 in fiscal 2011, compared to $683,083 in fiscal 2010.  The significant decrease of $518,294 was mainly due to revenue recognition from consolidation of CWN Capital with the Company in 2010.

Expenses

For fiscal 2011, we recorded operating expenses of $1,678,976 compared to operating expenses of $1,602,286 for fiscal 2010.  The increase of operating expenses of $76,690 was primarily due to increase of expenditures on salary, provision for bad and doubtful debts and advertising and promotion in Fiscal 2011 as compared to fiscal 2009. As we focus on expanding and diversifying our core revenue generating products and services in 2012, we expect our operating expenditures, particularly in relation to salaries and benefits and seminar and conference related expenses, will increase accordingly to accommodate our growth strategies.

Advertising and Promotion

Advertising and promotion expenses were $271,164 in fiscal 2011, compared to $217,519 in Fiscal 2010.  The increase of $53,645 was primarily due to more resources allocated in advertising and promotion during Fiscal 2011 for GCFF in China as compared to fiscal 2010.

Audit and Legal

Audit and legal expenses were $63,963 in fiscal 2011, compared to $67,322 in fiscal 2010.  The decrease of $3,360 was primarily due to decreased legal expenses in Fiscal 2011, as compared to fiscal 2010.

Consulting Fees

Consulting fees expenses were $104,000 in Fiscal 2011, compared to $215,918 in fiscal 2010.  The significant drop of $111,918 was primarily due to consultants’ services recorded from consolidation of operation results under CWN Capital during fiscal 2010. There are no such fees recorded in Fiscal 2011.

Depreciation

Depreciation expenses were $15,918 in Fiscal 2011, compared to $26,620 in fiscal 2010.  There is no new property or equipment purchased during Fiscal 2011.

Directors’ Remuneration

Directors’ remuneration expenses were $12,000 in Fiscal 2011, which is the same as that in 2010.  There is no change on the directors’ fees paid to each director during Fiscal 2011 and 2010.

Accretion on convertible debenture

Accretion on convertible debenture expenses were $nil in fiscal 2011, as compared to a credit balance of $8,772 in fiscal 2010.  All convertible debentures were converted in the early in February 2010.

Interest Expense on Long Term Debt

Interest expense on long term debt was $Nil in Fiscal 2011, compared to $2,500 in Fiscal 2010.  The decrease of $2,500 was due to the maturity of the convertible debentures early in the year in February 2010. No interest expense was recorded in Fiscal 2011.

Office and Miscellaneous

Office and miscellaneous expenses were $74,077 in Fiscal 2011, compared to $60,568 in Fiscal 2010.  The increase of $13,509 was primarily due to increases on expenditures of translation for China Conference 2011.

Printing

Printing expenses were $26,245 in Fiscal 2011, compared to $11,533 in Fiscal 2010.  The increase of $14,712 was primarily due to more resources allocated in printing for promotion in conferences during Fiscal 2011 as compared to Fiscal 2010.

Provision for bad and doubtful debts

Provision for bad and doubtful debts expenses were $55,917 in Fiscal 2011, compared to $16,242 in Fiscal 2010.  The increase of $39,675 was due to the provision of bad debt allowance for one client in Fiscal 2011.

Rent and Operating

Rent and operating expenses were $135,049 in Fiscal 2011, compared to $130,311 in Fiscal 2010. There is no significant change on the rent in Fiscal 2011, as compared to Fiscal 2010.

Salaries and Benefits

Salaries and benefits expenses were $635,260 in Fiscal 2011, compared to $514,508 in Fiscal 2010.  The increase of $120,752 was primarily due to the increases of number of employees hired and salary increment during Fiscal 2011 and increase on premium of group benefits during 2011.

Seminar Operating Expense

Seminar operating expenses were $763 in Fiscal 2011, compared to $11,178 in Fiscal 2010.  The significant decrease of $10,415 was primarily due to reallocation of most expenses to the account of advertising and promotion in 2011.

Stock-based Compensation

Stock-based compensation expenses decreased $11,438 from $151,480 in Fiscal 2010 to $140,042 in Fiscal 2011. There is no new stock incentive options granted during Fiscal 2011.

Telephone

Telephone expenses were $27,339 in Fiscal 2011, compared to $28,404 in Fiscal 2010.  Telephone expenses remained relatively at the same level over the 2 years.

Travel and Entertainment

Travel and entertainment expenses were $117,241 in Fiscal 2011, compared to $144,955 in Fiscal 2010.  The decrease of $27,714 was primarily due to significant decrease of travel expenses claimed by key management in Fiscal 2011, as compared in Fiscal 2010.

Other Income (Loss)

We recorded other income of $195,727 in Fiscal 2011 and $58,126 in Fiscal 2010.  The increase of other income of $137,601 was primarily due to gain on equity pick up from CWN Capital of $192,399 in Fiscal 2011, as compared with $13,897 in Fiscal 2010 and loss of $128,356 on ownership dilution of CWN Capital in 2010.   For Fiscal 2011, we recorded interest and sundry income of $37,671, as compared $30,274 in Fiscal 2010.  We recorded foreign exchange loss of $28,348 in Fiscal 2011 while the company recorded a profit of $100,996 in Fiscal 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

The gradual recovery of the global financial crisis and the weakened economy that was started in late 2008 has caused increased confidence and funding of client companies as well as individual investors, and was the primary factor of the increase of overall revenue.  We generate revenue from our Portal, IR/PR and Conference businesses.  Our revenue sources come from these products and services we offer – GCFF Conference Business, Road Show Business, Various IR/PR Service, Chinese Webpage Design, Hosting and Maintenance, and Online Marketing Service.  Other revenue sources include Banner Advertising, Publication Service, CWN Membership and Online Service, Translation Service, and others.

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

Currency

We maintain our accounting records in US dollars.  The functional currency of NAI is Canadian dollar, of CWN HK and CWN Capital is Hong Kong dollar, and of CWN China and Weihai is Chinese Renminbi, and the current rate method of translation was used.  We translate our assets and liabilities at the exchange rate prevailing as of the balance sheet date.  Revenues and expenses are translated at the average exchange rate for the year.  Foreign exchange gains and losses are deferred and shown separately in the shareholders’ equity (deficiency).

Foreign currency fluctuations may have an impact on our financial condition.  However, we do not engage in any foreign currency hedge transactions.

Inflation

We do not believe that inflation will have a material adverse effect on our financial condition.  Traditionally, Canada has not been a country that experienced a substantial increase in inflation.  As of December 31, 2011, the monthly average rate of inflation in Canada was 2.3%.

B.	Liquidity and Capital Resources

As of December 31, 2011, we had cash and cash equivalents of $1,771,661 (December 31, 2010 – $938,010). We had a working capital of $1,752,173 at December 31, 2011, compared to $1,571,460 at December 31, 2010.  We are currently seeking additional capital to finance our business operations and expansions, even though we believe our cash and cash equivalents, and cash flow are sufficient to satisfy our current requirements to operate and further expand our businesses and other future development in Asia for the next twelve months. Our primary cash requirements relate to our operating expenditures.  Our operating expenditures have been, and are expected to continue to be, funded through our operations and capital financing resources.

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

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Payments due by period ($)
Contractual Obligations as of December 31, 2011	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	898,000	196,000	702,000	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	898,000	196,000	702,000	—	—

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth all directors and executive officers of CWN.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name	Age	Office Held Since	Offices and Positions Held in CWN
Joe K.F. Tai	48	January 12, 2000	Director, President and Chief Executive Officer
Chi Cheong Liu(1)	52	January 12, 2000	Director and Treasurer
Chi Kong Liu(1)	51	January 12, 2000	Director
Andy S.W. Lam	62	March 8, 2004	Director
Kelvin Szeto(2)	51	June 1, 2006	Chief Financial Officer and Chief Operating Officer
Gilbert Chan(3)	36	April 1, 2008	Senior Vice President, Marketing and Investor Relations
Terry Wong	29	January 1, 2012	Financial Expert

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.
(2)	Kelvin Szeto was appointed as acting Chief Operating Officer and acting Chief Financial Officer of the Company on April 1, 2005. He was appointed permanently to the positions on June 1, 2006.
(3)	Gilbert Chan was appointed as acting Secretary effective April 1, 2008 until June 1, 2011. Gilbert Chan was also appointed as Senior Vice President, Marketing and Investor Relations effective April 1, 2008.

The business background and principal occupations of each of CWNs director and executive officer for the preceding five years are as follows:

Joe K.F. Tai

Mr. Tai has been a director, President and Chief Executive Officer of CWN since January 12, 2000.  Mr. Tai is an entrepreneur with over 20 years experience in investment, finance, and the capital markets of Canada, the US, and China. Mr. Tai has worked closely with companies and professionals within the finance, mining, energy, and life sciences industries and has built a strong network throughout North America and Asia. He has extensive expertise in facilitating cross-border transactions and strategic partnerships, building cross-cultural business relationships and reaching Asian industrial groups, high net-worth investors and financial institutions. Mr. Tai serves as director for numerous publicly listed companies, including Medifocus Inc. and China Goldcorp Ltd., both of which are listed on the TSX Venture Exchange. In addition, Mr. Tai is the founder, director, president and chief executive officer of ChineseWorldNet.com Inc., a US listed company. Mr. Tai also serves as executive director for Goldpac Investments Ltd. and as a managing director for CWN Capital Inc., a Hong Kong based capital market consultation firm specializing in cross-border transactions.

Chi Cheong Liu

Mr. Liu has been a director and treasurer of CWN since January 2000.  Mr. Liu has been President of Chigo Engineering Company, a security engineering firm, for the last 18 years.  Mr. Liu is a venture capitalist specializing in biotechnology and technology investments.

Chi Kong Liu

Mr. Liu has been a director of CWN since January 2000.  Mr. Liu is President and owner of S & B Trading Company Limited, a diamond and jewelry wholesaler.  Mr. Liu is a venture capitalist specializing in biotechnology and technology investments.

Andy S.W. Lam

Mr. Lam has been a director of CWN since March 2004.  Mr. Lam is also a director of CWN HK.  Mr. Lam is a Justice of the Peace appointed by the Hong Kong Government.  He is a successful businessman with over 19 years of experience in strategic investment and planning.  Mr. Lam has sat on the board of a number of publicly listed companies on the Hong Kong Stock Exchange and served on several government committees and tribunals in Hong Kong.  Mr. Lam is a CPA and holds a MBA degree from Oklahoma City University.

Kelvin Szeto

Mr. Szeto has served as Chief Operating Officer and Chief Financial Officer of CWN since June 2006.  Prior to his appointment, Mr. Szeto was acting Chief Operating Officer and acting Chief Financial Officer of CWN since April 2005.  Mr. Szeto is also a director and Secretary of NAI since November 2001 and was President of NAI from November 2001 to December 31, 2010.  Prior to his appointment as President of NAI, Mr. Szeto was a director, Secretary and Vice President, Operation since January 2000.  Mr. Szeto was involved in the startup of an international computer manufacturing company with offices in Vancouver and Calgary and manufacturing facilities in Hong Kong and China with annual sales exceeding CA$30 million.

Gilbert Chan

Mr. Chan was appointed as Senior Vice President, Marketing and Investor Relations of CWN in April 2008.  Mr. Chan has also served as President of NAI since January 1, 2011 and was Vice President, Marketing and Project Development of NAI from June 2000 to December 31, 2010. Mr. Chan’s expertise is in the field of mining, resources and China-related industries and he has established a broad network and relationships within the financial and investment community.  Mr. Chan holds a Bachelor Degree in Applied Sciences majoring in Metals & Materials Engineering from the University of British Columbia.

Terry Wong

Ms. Wong was appointed as a Financial Expert in January 2012.  Ms. Wong’s expertise is in the field of accounting and finance, and has developed expertise in business valuation, public company accounting practices, financial strategic planning through past roles as financial controller and senior accountant at a publicly-traded, natural resources focused investment company. Ms. Wong is a Certified Management Accountant since 2008, holds a Bachelor of Commerce from the University of British Columbia, and is enrolled in the advanced level Chartered Business Valuator Program.

B.	Compensation

The following table provides information regarding direct and indirect remuneration paid to the directors and executive officers of CWN and its subsidiaries during Fiscal 2011.

	Annual Compensation in Fiscal 2011
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Joe K.F. Tai(1) Director, President and Chief Executive Officer	Nil	Nil	83,000
Chi Cheong Liu(2) Director and Treasurer	Nil	Nil	3,000
Chi Kong Liu(3) Director	Nil	Nil	27,000
Andy S.W. Lam(4) Director	Nil	Nil	3,000
Kelvin Szeto Chief Operating Officer and Chief Financial Officer (Director and Secretary of NAI)	52,994	Nil	Nil
Gilbert Chan Senior Vice President, Sales and Marketing (President of NAI)	50,657	Nil	Nil

(1)	Mr. Tai is a shareholder and does not receive salary. We paid Mr. Tai director fee of $3,000 per year in 2011, $3,000 per year in 2010, and $2,000 per year in 2009. We had consulting agreements with Goldpac Investments Ltd. and paid consulting fees of $80,000 per year in 2011 and $72,000 per year in 2010 and 2009. Mr. Tai is Managing Director of Goldpac Investments Ltd.

(2)	Mr. Liu is a shareholder and does not receive salary. We paid Mr. Liu director fee of $3,000 per year in 2011, $3,000 per year in 2010, and $2,000 per year in 2009.

(3)	Mr. Liu is a shareholder and does not receive salary. We paid Mr. Liu director fee of $3,000 per year in 2011, $3,000 per year in 2010, and $2,000 per year in 2009. We had consulting agreements with Silver Lake Investment Partners, Ltd. and paid consulting fees of $24,000 per year in 2011 and $24,000 per year in 2010 and 2009. Mr. Liu has a controlling interest in Silver Lake Investment Partners, Ltd.

(4)	Mr. Lam is a director and does not receive salary. We paid Mr. Lam director fee of $3,000 per year in 2011 and $3,000 per year in 2010, and $2,000 per year in 2009.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

Directors hold office for a term of one year or until the next annual general meeting of shareholders at which directors are elected.  All of the current directors have served our company since January 12, 2000, other than Mr. Andy S.W. Lam, who was appointed to the board on March 8, 2004.  Our officers are appointed by the board and serve at the board’s discretion.

We have not entered into service contracts with any of our directors.  However, we have entered into and renewed consulting agreements with Goldpac Investments Ltd and Silver Lake Investment Partners, Ltd., which are managed or controlled by directors of our company.  Our consulting agreement with Goldpac Investments Ltd. was renewed in 2012 and expires on December 31, 2012 and our consulting agreement with Silver Lake Investment Partners, Ltd. expired on December 31, 2011 and was not renewed.

We do not have an audit committee or remuneration committee, but our entire board of directors acts in such capacities.

D.	Employees

As of December 31, 2011, there were fourteen employees in NAI and eleven employees in CWN China.

Employee Breakdown	NAI (Vancouver)	CWN China (Shanghai)
Management	1	0
Business Development	4	4
Editorial	1	5
Finance and Accounting	2	1
IT	1	1
Sales/Marketing	5	0
Total	14	11

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the directors and members of senior management as of March 31, 2012.  The percentage owned is based on 10,950,000 shares outstanding as at March 31, 2012.

Name and Respective Office and Position Held	Share Ownership	% Share Ownership
Joe K.F. Tai(1)(2) Director, President and Chief Executive Officer	250,000	2.28%
Chi Cheong Liu(3)(4) Director and Treasurer	1,730,000	15.80%
Chi Kong Liu(5) Director	580,000	5.30%
Andy S.W. Lam(6) Director	—	—
Kelvin Szeto(7) Chief Operating Officer and Chief Financial Officer (Director and Secretary of NAI)	150,000	1.37%
Gilbert Chan(8) Senior Vice President, Sales and Marketing (President of NAI)	50,000	0.46%
Terry Wong Financial Expert	—	—
Total	2,760,000	25.21%

(1)	Ms. Tim Yee Lau, a related party to Mr. Tai, owned 112,500 Common Shares of our company. Goldpac Investments Ltd., for which Mr. Tai is Managing Director, owned 200,000 Common Shares of our company. Total direct and indirect share ownership was 562,500 Common Shares or 5.14% of the total Common Shares of our company.

(2)	Mr. Tai owns 205,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 300,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(3)	Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owned 1,166,667 Common Shares of our company. Total direct and indirect share ownership was 2,896,667 Common Shares or 26.45% of the total Common Shares of our company.

(4)	Mr. Liu owns 25,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(5)	Mr. Liu owns 25,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(6)	Mr. Lam owns 25,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(7)	Mr. Szeto owns 100,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 180,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(8)	Mr. Chan owns 50,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 140,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

Stock Options

Our board of directors (the “Board”) adopted the 2007 Stock Option Plan (the “2007 Plan”) on October 11, 2007, under which we issued incentive stocks options with the right to purchase up to 550,000 Common Shares to our directors, officers, and employees.  All of these options granted on October 11, 2007 have an exercise price of $1.08 per share and a vesting period of 1 to 5 years, and a term of 5 years expiring on October 11, 2012.  We had not grant options to individual consultants or advisors.

The Board further adopted the 2010 Stock Option Plan (the “2010 Plan”) on June 10, 2010, under which we issued incentive stocks options with the right to purchase up to 1,090,000 Common Shares to our directors, officers, and employees.  All of these options granted on June 10, 2010 have an exercise price of $0.60 per share and a vesting period of 1 to 5 years, and a term of 5 years expiring on June 10, 2015.  We had not grant options to individual consultants or advisors.

As at December 31, 2011, we had 1,510,000 options issued and outstanding, of which 566,000 options were fully vested.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at March 31, 2012.  The percentage owned is based on 10,950,000 shares outstanding as at March 31, 2012.

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned
Chi Cheong Liu(1)	2,896,667	26.45%
Vcanland China Holdings Ltd.	1,500,000	13.70%
Datacom Venture Limited	600,000	5.48%
Chi Kong Liu	580,000	5.30%
Monica Law	570,000	5.21%
Joe K.F. Tai (2)	562,500	5.14%
Total	6,709,167	61.28%

(1)	Mr. Liu owns 1,730,000 Common Shares. Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owned 1,166,667 Common Shares.
(2)	Mr. Tai owns 250,000 Common Shares. Ms. Tim Yee Lau, a related party to Mr. Tai, owns 112,500 Common Shares. Goldpac Investments Ltd., for which Mr. Tai is Managing Director, owns 200,000 Common Shares.

As at March 31, 2012, there were four registered shareholders in the U.S. with holdings of 1,920,833 Common Shares representing 17.54% of the total issued and outstanding Common Shares.

Unless otherwise indicated by footnote, we believe that the beneficial owners of the Common Shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such Common Shares, subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  As far as it is known to us, except as disclosed herein, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity.  The shareholders, who own five percent or more of our Common Shares, do not have voting rights which are different than our other shareholders who own our Common Shares.

B.	Related Party Transactions

In 2011, the Company incurred $104,000 [2010 - $96,000 and 2009 - $96,000] in consulting fees to two companies related to a director of the Company, of which $20,000 was outstanding balance as at December 31, 2011.

During Fiscal 2011, the Company paid $103,651 [2010 - $124,951 and 2009 - $110,383] salary to the senior officers of the Company.

As at December 31, 2011, the Company has non-interest bearing advances from a stockholder and director of $31,613 [2010 - $2,128].

Included in accounts payable, $13,287 [2010 - $12,252] was payable to directors and senior officers of the Company.

Included in accounts receivable, $387 [2010 - $4,601] was receivable from senior officers of the Company.

As at December 31, 2011, the Company provided an advance of $2,574 [2010 - $2,572] to a director as a prepaid expenses.

During Fiscal 2011, the Company incurred $12,000 [2010 - $12,000 and 2009 - $8,000] in director fees, of which $Nil [2010 - $2,000] was outstanding as at December 31, 2011.

During Fiscal 2011, the Company provided service for a total of $202,280 [2010 - $139,091 and 2009 - $Nil] to CWN Capital, of which $202,280 [2010 - $139,091] was outstanding and included in accounts receivable as at December 31, 2011.

Receivable from a related party in the amount of $43,946 [2010 - $6,547] represents costs incurred on behalf of CWN Capital by the Company.

C.	Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8.	FINANCIAL INFORMATION

A.	Financial Statements

This Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009, including our consolidated balance sheets as of December 31, 2011 and 2010, and the consolidated statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2011, 2010 and 2009, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page 60 of this Report.

B.	Significant Changes

There have been no significant changes in our businesses in the period from December 31, 2011 until the date of this document.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares are currently quoted on the OTC Bulletin Board under the symbol “CWNOF.OB” .  For the periods indicated, the following table sets forth the high and low market prices of our common shares, as reported by the OTC Bulletin Board.  These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High		Low
Fiscal 2011		$1.40		$0.12
Fiscal 2010		$0.75		$0.25
Fiscal 2009		$0.25		$0.13
Fiscal 2008		$1.30		$0.20
Fiscal 2007		$1.5		$1.00

Fiscal 2012
1Q-2012(1)	$	N/A	$	N/A

Fiscal 2011
4Q-2011(1)	$	N/A	$	N/A
3Q-2011		$1.34		$1.34

Periods	High		Low
2Q-2011		$1.40		$0.12
1Q-2011		$0.55		$0.55

Fiscal 2010
4Q-2010		$0.75		$0.50
3Q-2010		$0.50		$0.50
2Q-2010		$0.50		$0.25
1Q-2010		$0.25		$0.25

Most Recent 6 months from October 2011 through March 2012
March 2012(1)	$	N/A	$	N/A
February 2012(1)	$	N/A	$	N/A
January 2012(1)	$	N/A	$	N/A
December 2011(1)	$	N/A	$	N/A
November 2011(1)	$	N/A	$	N/A
October 2011(1)	$	N/A	$	N/A

(1)	There were no trades of our common shares during the period from October 2011 to March 2012.

B.	Plan of Distribution

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

Our common shares are quoted on the OTC Bulletin Board operated by the Financial Industry Regulatory Authority under the symbol “CWNOF.OB”.

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

The material contracts entered into by us during the last two years, other than those contracts entered into in the ordinary course of business, are as follows:

•	On April 20, 2010, we renewed an office lease agreement for our current premises located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120. The term of the lease is for 1 year expiring on June 8, 2011. The monthly lease payment is RMB$22,467.88 plus applicable taxes and maintenance fees.

•	Consulting agreements dated January 1, 2010 and January 1, 2011 with Goldpac Investments Ltd. See Item 6.B. Compensation, Item 6.C. Board Practices and Item 7.B. Related Party Transactions.

•	Consulting agreements dated January 1, 2010 and January 1, 2011 with Silver Lake Investment Partners, Ltd. See Item 6.B. Compensation, Item 6.C. Board Practices and Item 7.B. Related Party Transactions.

D.	Exchange Controls

Cayman Islands

We are organized under the laws of the Cayman Islands. We do not believe there are any decrees or regulations under the laws of the Cayman Islands applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common stock.  There are no restrictions under CWN’s Articles of Association or Memorandum of Association or under Cayman Islands law as dividends thereon.  There is uncertainty as to whether the Courts of Cayman Island would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Cayman Island Courts against us or such persons predicated upon the federal securities laws of the United States.  There is no treaty in effect between the United States and Cayman Island providing for such enforcement.

Canada

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to US residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of our company pursuant to Article X of the reciprocal tax treaty between Canada and the US.

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

Our filings with the Securities and Exchange Commission, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in 100 F. St., NE, Washington, D.C., 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov .

I.	Subsidiary Information

We have 4 subsidiaries, including NAI Interactive Ltd., a company incorporated under the laws of British Columbia “NAI”), ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWN HK”), 80% owned interest in ChineseWorldNet.com (Shanghai) Ltd., a company incorporated under the laws of PRC (“CWN China”), and 80% owned interest in Weihai Consulting Investment Ltd., a company incorporated under of PRC (“Weihai”).

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a small business issuer as defined in Section 230.405 of the Securities Act of 1933 and Section 240.12b-2 of the Exchange Act and, as such, there is no requirement to provide any information under this item.

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

There has been no modification of the instruments defining the rights of holders of any class of our registered securities.  There has been no modification or qualification of the rights evidenced by any class of our registered securities by issuing or modifying any other class of securities.  There are no assets securing any class of our registered securities.  There has been no change in the last financial year to the trustee of our registered securities.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, our management, with the participation of our principal executive officer and principal financial officer, evaluated our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to our principal executive officer and principal financial officer to allow timely decisions regarding required disclosure.

Based on its evaluation, our management, with the participation of our principal executive officer and principal financial officer concluded that as of December 31, 2011, our disclosure controls and procedures were not effective. The ineffectiveness of our disclosure controls and procedures was due to a material weakness described below.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission .  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2011, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

During its assessment of internal control over financial reporting, management identified the following deficiencies.  Based on the context in which the deficiencies occur, management believes that these deficiencies individually represent significant deficiencies:

1.	Inadequate segregation of duties over certain information system access controls. Although there were no major error or incident noted during the evaluation, the control deficiency carries significant risk of management overrides and unauthorized and approved transactions.

2.	There was no human resources department in our company; the monthly salary calculations were conducted by the accounting department instead of human resources. The lack of segregation of duties would not ensure the calculation of salary’s accuracy, and possibilities for staff receiving payment for work not attended. There was also the potential risk of management override.

3.	Purchase requisitions and purchase orders were not prepared, only oral indication was given by management. Purchases could be initiated and executed for other uses or purchased goods or services could be misappropriated for other uses. There was also the potential risk of fraud for these purchases.

4.	Several instances of sales agreements were not properly numbered, some agreements were missing and cancelled agreements were destroyed. Without written sales orders, it was difficult to ensure the completeness of sales, which might result in the risk of errors of record in the financial statement.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors serves as our audit committee.  The board has determined that Mr. Andy S.W. Lam is an audit committee financial expert.  Mr. Lam is independent, as defined by the rules of the Securities Exchange Commission.

ITEM 16B.	CODE OF ETHICS

On October 29, 2004, we adopted a Code of Ethics (the “Code of Ethics”).  A copy of our Code of Ethics was filed as an exhibit to the Report on Form 20-F filed with the Securities Exchange Commission on December 3, 2004.  Our Code of Ethics will be made available in print, free of charge, to any person requesting a copy in writing from our secretary at our North American headquarters in Vancouver, British Columbia, Canada.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, MNP LLP and Chang Lee LLP, a predecessor firm to MNP LLP, in 2011 and 2010.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2011	2010
Audit Fees(1)	$50,000	$38,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$50,000	$38,000

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.
(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.
(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our company, nor any affiliated purchaser of our company, has purchased any of our securities during Fiscal 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Resignation of Independent Accountant

On June 1, 2011, Chang Lee LLP resigned as our independent accountant as a result of its merger with MNP LLP. Chang Lee LLP merged its operations with MNP LLP and certain professional staff and partners of Chang Lee LLP joined MNP LLP either as employees or partners of MNP LLP and continued to practice as members of MNP LLP.

The report of Chang Lee LLP regarding our financial statements for the fiscal years ended December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on our financial statements for the years ended December 31, 2010 and 2009 contained an explanatory paragraph in respect to uncertainty as to our ability to continue as a going concern. During the years ended December 31, 2010 and 2009 and during the period from January 1, 2011 through June 1, 2011, the date of resignation, there were no disagreements with Chang Lee LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Chang Lee LLP would have caused it to make reference to such disagreements in its reports.

We provided Chang Lee LLP with a copy of the disclosure in this Item 16F prior to the filing of the Report with the Securities and Exchange Commission and requested that Chang Lee LLP furnish our company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of such letter, dated April 30, 2012, is filed as Exhibit 15 to this Report.

Engagement of Independent Accountant

Concurrent with the resignation of Chang Lee LLP, we engaged MNP LLP, as our independent accountant. Prior to engaging MNP LLP, we did not consult with MNP LLP regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by MNP LLP on our financial statements, and MNP LLP did not provide any written or oral advice that was an important factor considered by our company in reaching a decision as to any such accounting, auditing or financial reporting issue. The engagement of MNP LLP was approved by our board of directors.

ITEM 16G.	CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

The following Consolidated Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 60 to 80 of this Report:

Reports of Independent Registered Public Accounting Firms	60 to 61
Consolidated Balance Sheets as at December 31, 2011 and 2010	62
Consolidated Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 2011, 2010 and 2009	63
Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009	64
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009	65
Notes to Consolidated Financial Statements	66 to 79

Item 19.	EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	*	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	*	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

8	*	List of Subsidiaries

11	(3)	Code of Ethics

12.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15	*	Letter from Chang Lee LLP

101.INS	**	XBRL Instance Document

101.SCH	**	XBRL Taxonomy Extension Schema Document

101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Pursuant to a grace period for our first XBRL submission, we plan to file our financial statements in XBRL format by filing an amendment to this annual report on Form 20-F within 30 days after the earlier of the due date or filing date of this annual report on Form 20-F.

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2012

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ Joe Kin Foon Tai
JOE KIN FOON TAI
Director, President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Chineseworldnet.Com Inc.

We have audited the consolidated balance sheet of Chineseworldnet.Com Inc. (the “Company”) as at December 31, 2011 and the related consolidated statements of stockholders’ equity, operations and comprehensive income (loss) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the Company’s consolidated financial statements as of and for the year ended December 31, 2010, and the cumulative data from January 12, 2000 (date of inception)to December 31, 2010 in the consolidated statements of stockholders’ equity, operations and cash flows, which were audited by other auditors whose report, dated May 2, 2011 which expressed an unqualified opinion, has been furnished to us. Our opinion, insofar as it relates to the amounts included for cumulative data from January 1, 2010 to December 31, 2010, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2011 and the result of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements refer to above have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had recurring losses and requires additional funds to maintain its planned operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	/s/ MNP LLP
April 27, 2012	Chartered Accountants

ACCOUNTING › CONSULTING › TAX 2300, 1055 DUNSMUIR STREET, BOX 49148, VANCOUVER, BC V7X 1J1 1.877.688.8408 P: 604.685.8408 F: 604.685.8594 mnp.ca

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

Vancouver, Canada	/s/ Chang Lee LLP
May 2, 2011	Chartered Accountants

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS

As at December 31	(Expressed in U.S. Dollars)

	2011	2010
	$	$

ASSETS
Current assets
Cash and cash equivalents	1,771,661	938,010
Available-for-sale securities [note 3]	650,823	500,825
Accounts receivable [note 4]	306,718	409,954
Receivable from a related party [note 10i]	43,946	6,547
Prepaid expenses and deposits	46,051	28,333
Deferred income tax assets [note 8]	56,328	72,464
Total current assets	2,875,527	1,956,133

Equipment [note 5]	36,519	50,521
Long term investments [note 6]	270,371	126,115
Deferred income tax assets [note 8]	—	38,450
Total assets	3,182,417	2,171,219

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	252,224	276,821
Due to related parties, non-interest bearing [note 10c]	31,613	2,128
Deferred revenue	136,651	105,724
Bank loans [note 7]	702,866	—
Total current liabilities	1,123,354	384,673

Stockholders’ equity [note 9]
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,226,339	4,179,538
Accumulated other comprehensive income	(9,351)	(3,786)
Deficit	(2,226,158)	(2,425,124)
Equity attributable to shareholders of the Company	2,001,780	1,761,578
Non-controlling interests	57,283	24,968
Total stockholders’ equity	2,059,063	1,786,546
Total liabilities and stockholders’ equity	3,182,417	2,171,219
Commitments [note 13]
Subsequent events [note 14]

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Years ended December 31	(Expressed in U.S. Dollars)

	Common stock		Additional paid-in		Accumulated other comprehensive	Total equity (deficiency) attributable to common	Non controlling
	Shares	Amount	capital	(Deficit)	Income	stockholders	interest	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2009	10,700,000	10,700	3,778,308	(2,613,870)	81,481	1,256,619	92,443	1,349,062

Stock based compensation	—	—	151,480	—	—	151,480	—	151,480
Conversion common shares from convertible debentures	250,000	250	249,750	—	—	250,000	—	250,000
Components of comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	(85,267)	(85,267)	156	(85,111)
Net income (loss) for the year	—	—	—	188,746	—	188,746	107,858	296,604
Elimination of minority interest upon deconsolidation of CWN Capital	—	—	—	—	—	—	(175,489)	(175,489)

Balance, December 31, 2010	10,950,000	10,950	4,179,538	(2,425,124)	(3,786)	1,761,578	24,968	1,786,546

Stock based compensation	—	—	140,042	—	—	140,042	—	140,042
Change of ownership in CWN china			(93,241)			(93,241)	93,241	-
Components of comprehensive income (loss):
Unrealized gain or loss on Available-for-sale securities					(2,550)	(2,550)		(2,550)
Foreign currency translation adjustment	—	—	—	—	(3,015)	(3,015)		(3,015)
Net income (loss) for the year	—	—	—	198,966	—	198,966	(60,926)	138,040
Balance, December 31, 2011	10,950,000	10,950	4,226,339	(2,226,158)	(9,351)	2,001,780	57,283	2,059,063

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Year ended December 31	(Expressed in U.S. Dollars)

	2011	2010	2009
	$	$	$

Revenue	1,675,875	1,733,329	906,455

Expenses
Advertising and promotion	271,164	217,519	131,604
Audit and legal	63,962	67,322	60,731
Consulting fees	104,000	215,918	104,841
Depreciation	15,918	26,620	16,453
Directors’ remuneration	12,000	12,000	8,000
Accretion on convertible debenture	—	(8,772)	21,845
Interest expense on long-term debt	—	2,500	15,000
Office and miscellaneous	74,077	60,568	65,386
Printing	26,245	11,533	34,481
Provision for bad and doubtful debts	55,917	16,242	12,031
Rent and operating	135,049	130,311	131,958
Salaries and benefits	635,260	514,508	553,819
Seminar operating expense	763	11,178	71,074
Stock based compensation	140,042	151,480	61,339
Telephone	27,339	28,404	28,268
Travel and entertainment	117,240	144,955	147,913
	(1,678,976)	(1,602,286)	(1,464,743)
Other income (loss)
Interest and sundry income	37,671	30,274	30,337
Gain (loss) on short term investment	(5,995)	41,315
Foreign exchange gain (loss) and other losses	(28,348)	100,996	125,742
Equity pick up	192,399	13,897	—
Loss on dilution of CWN Capital	—	(128,356)	—
Other income (loss), net	195,727	58,126	156,079
Income (loss) before income taxes	192,626	189,169	(402,209)

Deferred income tax recovery (expense)	(54,586)	107,435	—
Net income (loss) for the year	138,040	296,604	(402,209)
Other comprehensive income
Unrealized gain or loss on available –for-sale securities	(3,015)	-	-
Currency translation adjustments	(2,550)	(85,111)	43,727
Comprehensive income (loss)	132,475	211,493	(358,482)

Net income (loss) attributable to:
Common stockholders	198,966	188,746	(329,232)
Non-controlling interests	(60,926)	107,858	(72,977)
	138,040	296,604	(402,209)
Net comprehensive income (loss) attributable to:
Common stockholders	173,194	103,479	(288,031)
Non-controlling interests	(40,719)	108,014	(70,451)
	132,475	211,493	(358,482)

Earning (loss) per share – basic	0.01	0.02	(0.03)
Earning (loss) per share – diluted	0.01	0.02	(0.03)
Weighted average number of common shares outstanding
- basic	10,950,000	10,873,288	10,700,000
- diluted	11,404,862	10,873,288	10,700,000

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	(Expressed in U.S. Dollars)

	2011	2010	2009
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	138,040	296,604	(402,209)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	15,918	26,620	16,453
Accretion on convertible debenture	—	(8,772)	21,845
Deferred income tax recovery	54,586	(107,435)	—
Stock based compensation	140,042	151,480	61,339
Finder’s fee revenue	—	(109,696)	—
Equity interest pick up	(144,257)	(13,897)	—
Gain on short term investment	—	(41,315)	—
Loss on dilution of CWN Capital	—	128,356	—
Changes in non-cash working capital items:
Accounts receivable	(91,634)	(109,805)	(118,085)
Prepaid expenses and deposits	(18,166)	8,391	14,445
Accounts payable and accrued liabilities	33,270	34,823	62,672
Income taxes	-	254	—
Deferred revenue	34,213	57,724	6,140
Net cash provided by (used in) operating activities	162,012	313,332	(337,400)

FINANCING ACTIVITIES
Short term loan	702,866	—	—
Due to related parties	130,417	(8,365)	—
Net cash provided by financing activities	833,283	(8,365)	—

INVESTING ACTIVITIES
Cash eliminated upon dilution of a subsidiary	—	(436,805)	—
Purchase of equipment	(1,084)	(1,786)	(39,974)
Short term investments	(172,886)	(500,821)	1,291,726
Net cash provided by (used in) investing activities	(173,970)	(939,412)	1,251,752

Effect of exchange rate changes on cash and cash equivalents	12,326	(86,628)	60,499

Increase (decrease) in cash and cash equivalents	833,651	(721,073)	974,851
Cash and cash equivalents, beginning of year	938,010	1,659,083	684,232
Cash and cash equivalents, end of year	1,771,661	938,010	1,659,083

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	2,500	15,000
Cash paid for income taxes	—	—	—

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.  ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the laws of People’s Republic of China in April 2008. During the fiscal year 2011, the Company’s ownership interests in CWN China increased from 70% to 80% after CWN HK invested an amount of $400,000 to CWN China’s registered capital. CWN China has a wholly-owned subsidiary, Weihai Consulting Investment Ltd (“Weihai”), a company incorporated under the laws of People’s Republic of China in September 2009.

The Company’s business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, web page hosting and maintenance, online promotion for customers, translation services, investment seminars, investment handbooks, website contest events, and subscription fees. The Company, through its subsidiary, NAI, is also in the business of providing investor relations and public relations (IR/PR) services to public companies.  The IR/PR services are comprised of investment conferences in North America and China, company road shows, investor outreach events, publication of industry related handbooks, online marketing through its proprietary website, and e-mail marketing. These services are considered as one segment based upon the Company’s organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations.  Management’s plans in this regard are to raise debt or equity financing as required which the Company has been able to finance the operations through a series of equity and debt financings and additional fund is still required to fund the Company’s anticipated business expansion.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries and subsidiaries which the Company owns 80% interests and its investment in CWN Capital Inc. All material inter-company accounts and transactions have been eliminated upon consolidation.

During the fiscal year 2011, CWN HK invested an amount of $400,000 to CWN China. As a result, through CWN HK, the Company now has an effective ownership of 80% equity interests in CWN China. The transaction was accounted for as an equity transaction and the non-controlling interest was adjusted to reflect the changes in the interest in CWN China.

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

Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2011, the Company held $1,771,661 [2010 - $938,010] in cash equivalents.

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

Advertising expenses

The Company expensed advertising costs as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 were $271,164, $217,519 and $131,604 respectively.

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Income taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification (“ASC”) 740 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 109), Accounting for Income Taxes , which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

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

Comprehensive income

The Company accounts for comprehensive income under the provisions of ASC 220 (formerly SFAS 130), Reporting Comprehensive Income , which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders’ Equity. The Company’s comprehensive income (loss) consists of net earnings (loss) for the year, foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities.

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

The carrying value of cash and cash equivalents, available for sale securities, accounts receivable, receivable from related parties, accounts payable and accrued liabilities, due to related parties and bank loans approximates their fair value because of the short-term nature of these instruments. The Company is exposed to interest rates risk on its cash and cash equivalents, marketable funds and bank loans. Management does not believe that the impact of interest rate fluctuate will be significant.

The Company has cash and cash equivalents with various financial institutions, which may exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. However, the Company does not anticipate non-performance.  As at December 31, 2011, the Company had $Nil (2010 - $Nil) in a bank beyond insured limits.

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

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Available-for-sale securities

Available-for-sale securities represent securities and other financial instruments that are non- strategic and neither held for trading, nor held to maturity. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to Accumulated other comprehensive income as a separate component of stockholders’ equity until realized.

Non-monetary transactions

The Company entered into agreements for the supply of content for the Company’s websites in exchange for advertising, consisting primarily of links to the supplier’s websites.  The Company accounted for these transactions in accordance with ASC 845 (formerly Accounting Principles Board No. 29) Nonmonetary Transactions and with ASC 605-20 (formerly Emerging Issues Task Force No. 99-17)  Revenue Recognition ..  No cash was exchanged between the parties in any of these transactions.  These transactions have been recorded at a zero value, being the carrying amount of the content supplied.

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

Long-lived assets impairment

Long-term assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value has become impaired, in accordance with the guidance established in ASC 360 (formerly SFAS144), Property, Plant and Equipment . An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

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

For the period ended December 31, 2011 and 2010, the fair value of cash and cash equivalents and public traded securities, marketable funds and bank loans are recognized on the balance sheets as level one per the fair value hierarchy; and the fair value of share options are recognized in the balance sheets as level two per the fair value hierarchy.

Earning (Loss) per share

Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted ASC 260 (formerly SFAS128), Earnings Per Share . Diluted earning (loss) per share is equal to basic loss per share because there is no potential dilutive security.

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance.  For the fiscal year 2011, the Company incurred an expense for bad debt and provision for allowance for doubtful accounts receivable in the amount of $55,917 (2010 - $16,242; 2009 – $12,031).

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

In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09 Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements .. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of issued date for conduit debt obligors. The Company adopted this guidance in the fiscal year 2010.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

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

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. The Company is currently evaluating the impact of the adoption.

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which is effective for annual reporting periods beginning after December 15, 2011. ASU 2011-05 will become effective for the Company on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. The adoption of ASU 2011-05 is not expected to have a material impact on the Company’s financial position or results of operations.

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We will adopt the amendment effective beginning in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on our consolidated financial statements.

3. AVAILABLE-FOR-SALE SECURITIES

Available –for –sale securities consist of marketable funds, marketable securities and stock options. On January 26, 2011, the Company received 300,000 stock options from Argex Mining Inc., which expire on July 26, 2012 with each stock option entitling to its holder to purchase one common share at C$0.495 which are vested 25% immediately and remaining 75% shall become vested on every 6 month from the grant date, provide that the Company still provide consultant services to the optioner.

During the fiscal year 2011, the Company exercised 75,000 stock options. As at December 31, 2011, the Company has 225,000 stock options outstanding. The fair value of the above options granted is estimated on the date of the grant and the date of the year end by using Black-Scholes option pricing model with weights average assumptions for grants as follows:

2011
Stock price	$0.41-$0.50
Risk-free interest rate	1.64%-0.97%
Expected life of options	1.17-0.25 years
Annualized volatility	93.26%-65.84%
Dividend rate	0%
Calculated fair value	$0.0026-$0.1975

Available-for-sale securities consist of marketable securities and are summarized as follows:

	2011		2010
		Fair		Fair
		Market		Market
	Cost $	value $	Cost $	value $

Public traded securities	30,560	17,873	1,177	4
Marketable funds	609,234	629,082	500,445	500,821
Stock options	7,302	3,868	-	-
Total	647,096	650,823	501,622	500,825

The fair market value are measured using quoted prices in active market for the identical assets, the total fair market value is the published market price per unit multiplied by the number of units held without consideration of transaction costs.

4. ACCOUNTS RECEIVABLE

	December 31, 2011	December 31, 2010
Accounts receivable	362,635	287,105
Allowance for doubtful accounts	(55,917)	(16,242)
Total	306,718	270,863

5. EQUIPMENT

		Accumulated	Net book
	Cost $	amortization $	value $

2011
Furniture and fixtures	35,419	27,889	7,530
Computer equipment	97,773	87,167	10,606
Leasehold improvement	26,642	26,642	-
Vehicle	36,387	18,004	18,383
	196,221	159,702	36,519
2010
Furniture and fixtures	35,830	25,613	10,217
Computer equipment	98,309	84,049	14,260
Leasehold improvement	25,674	25,674	-
Vehicle	35,066	9,022	26,044
	194,879	144,358	50,521

6. LONG TERM INVESTMENTS

The Company previously had a wholly-owned subsidiary CWN Capital Inc. (“CWN Capital”), a company incorporated under the laws of British Virgin Islands in August 2009.  On December 18, 2010, the Company’s ownership interests were diluted to 23.8% upon CWN Capital Inc. issued 80,000 common shares to two companies controlled by two directors of the Company.  As the dilution has resulted in the Company losing a controlling interest, the Company deconsolidated CWN Capital on December 18, 2010 and recorded its interest in CWN Capital as an equity investment.

Chineseworldnet.Com Inc. & Subsidiaries

6. LONG TERM INVESTMENTS (cont’d)

The dilution occurred on October 1, 2010 and December 18, 2010 when CWN Capital issued 25,000 and 55,000 common stocks at a price of $0.01 and $1.00 per share of its common stock to a company controlled by a director of the Company and another company controlled by another director of the Company, respectively.  The above issuance of CWN Capital common stocks diluted the Company’s ownership interest in CWN Capital down to 50% and 23.8%, respectively. Upon the issuance of 55,000 common stocks of CWN Capital on December 18, 2010, the Company has become a non-controlling shareholder, which the Company (the former parent) deconsolidated CWN Capital from its consolidated financial statements in accordance with ASC 810-10-65 (formerly SFAS 160 Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51), and subsequently the Company accounts for its investment in the CWN Capital under the equity method.

Pursuant to ASC 810-10-65 (formerly SFAS 160 Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51), upon the deconsolidation of CWN Capital, the Company’s retained non-controlling equity investment in the CWN Capital (former subsidiary) was initially measured at the estimated fair value of $112,218 as of December 18, 2010. As a result, the Company recognized a dilution loss of $128,356.

For the fiscal year 2010 consolidated financial statements, the Company included the operations of CWN Capital for the period from January 1, 2010 to December 17, 2010 and recorded an equity income of $13,897 for the period from December 18, 2010 to December 31, 2010, which resulted in a net investment of $126,115.

For the fiscal year 2011 consolidated financial statements, the Company recorded an equity income of $192,399 for the period from January 1, 2011 to December 31, 2011, which resulted in a net investment of $270,371as of December 31, 2011.

7. BANK LOANS

Bank loans consisted of the following:

	2011		2010
From Financial institutions	Rate	Balance	Rate	Balance
EFG Bank of HongKong	1.27%-1.39%	$702,866	-	-
Total		$702,866	-	-

The above bank loans are secured by the Company’s total assets. As at December 31, 2011, all of the bank loans are fixed term and mature at various date within one year. These bank loans contain automatically renewal terms.

8. CONVERTIBLE DEBENTURES

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

Stock Options

On October 11, 2007, the Company granted key officers and directors 550,000 stock options, which expire on October 11, 2012 with each stock option entitling its holder to purchase one common share at $1.08, which are vested 20% on the first anniversary of the grant date and remaining 80% shall become vested in four equal yearly installments on each of the four anniversary dates of the grant date subsequent to the first anniversary of the grant date.

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

As at December 31, 2011, the Company has 1,510,000 stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2009	495,000	$1.08
Forfeited	(45,000)	1.08
Granted	1,090,000	0.60
Balance, December 31, 2010	1,540,000	0.74
Forfeited	(30,000)	0.60
Granted	-	-
Balance, December 31, 2011	1,510,000	$0.74

Exercise price	Outstanding as at December 31, 2011			Exercisable as at December 31, 2011
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

$1.08	450,000	$1.08	0.78	360,000	$1.08	0.78
0.60	1,060,000	0.60	3.44	206,000	0.60	3.44
	1,510,000	$0.74	2.65	566,000	$0.90	1.75

Exercise price	Outstanding as at December 31,2010			Exercisable as at December 31, 2010
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

$1.08	450,000	$1.08	1.78	270,000	$1.08	1.78
0.60	1,090,000	0.60	4.44	-	-	-
	1,540,000	$0.74	3.67	270,000	$1.08	1.78

Chineseworldnet.Com Inc. & Subsidiaries

9. STOCKHOLDERS EQUITY (cont’d.)

The fair value of each stock option granted in the fiscal year 2010 was calculated as $0.30. The Company recorded stock based compensation expense of $140,042 in fiscal year 2011 (2010- $151,480 and 2009-$61,339) for options granted in the previous years. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

2010
Risk-free interest rate	2.65%
Expected life of options	5 years
Annualized volatility	76.71%
Dividend rate	0%

Share Purchase Warrants

A summary of share purchase warrants is as follows:

	Exercise Price	Number
Balance, December 31, 2009	1.30	75,000
Expired	1.30	(75,000)
Balance, December 31, 2010	$-	-

On February 28, 2010, all warrants expired unexercised.

10. RELATED PARTY TRANSACTIONS

[a]	In 2011, the Company incurred $104,000 [2010 - $96,000 and 2009 - $96,000] in consulting fees to two companies related to a director of the Company, of which $20,000 was outstanding balance as at December 31, 2011.

[b]	In 2011, the Company paid $103,651 [2010 - $124,951 and 2009 - $110,383] salary to the senior officers of the Company.

[c]	As at December 31, 2011, the Company has non-interest bearing advances from a stockholder and director of $31,613 [2010 - $2,128].

[d]	Included in accounts payable, $13,287 [2010 - $12,252] was payable to directors and senior officers of the Company.

[e]	Included in accounts receivable, $387 [2010 - $4,601] was receivable from senior officers of the Company.

[f]	As at December 31, 2011, the Company provided an advance of $2,574 [2010 - $2,572] to a director as a prepaid expenses.

Chineseworldnet.Com Inc. & Subsidiaries

[g]	In 2011, the Company incurred $12,000 [2010 - $12,000 and 2009 - $8,000] in director fees, of which $Nil [2010 - $2,000] was outstanding as at December 31, 2011.

[h]	In 2011, the Company provided service for a total of $202,280 [2010 - $139,091 and 2009 - $Nil] to CWN Capital, of which $202,280 [2010 - $139,091] was outstanding and included in accounts receivable as at December 31, 2011.

[i]	Receivable from a related party in the amount of $43,946 [2010 - $6,547] represents costs incurred on behalf of CWN Capital by the Company.

Also see note 6.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

11. INCOME TAXES

The parent company is subject to the tax laws of Cayman Islands and the tax rate is 0%. NAI is a Canadian company and its income tax expense varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate at 26.5%. CWN HK and CWN China are taxed at 16.5% and 25% based on the Hong Kong and Chinese tax laws. The reconciliation of the income tax expense is as follows:

	2011 $	2010 $	2009 $

Net Income (loss) for the year	192,626	189,168	(402,209)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Impact of foreign exchange movement	—	—	(2,437)
Foreign tax rate differential	8,477	1,678	(80,125)
Effect of tax change	6,818	15,032	—
Others	(11,461)	1,715	4,451
Deferred tax assets not previously recognized		(63,623)	—
Change in valuation allowance	50,752	(62,237)	78,111
Income tax expense (recovery)	54,586	(107,435)	—

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of deferred income tax assets (liabilities) are as follows:

	2011 $	2010 $	2009 $

Non-capital loss carryforwards	278,658	272,084	298,000
Equipment and furniture	472	918	6,700
Others	—	(2,376)	(4,600)
	279,130	270,626	300,100
Valuation allowance	(222,803)	(159,712)	(300,100)
Net deferred income tax assets	56,327	110,914	—

The Company has non-capital losses available for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $223,000 expire as follows:

$
2028	156,000
2029	67,000
223,000

The Company also has non-capital losses available for Chinese income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $898,000 expire as follows:

$
2012	196,000
2013	257,000
2014	234,000
2015	211,000
898,000

12.  GEOGRAPHIC INFORMATION

The Company’s head office is located in Vancouver, British Columbia, Canada. The operations of the Company are primarily in two geographic areas: Canada and China. A summary of geographical information for the Company’s assets and net loss for the years is as follows:

Year ended December 31, 2011	Canada	China	Total

Revenue from external customers	$1,661,061	$14,814	$1,675,875
Net income (loss)	341,127	(203,087)	138,040
Total assets	$2,874,902	$307,515	$3,182,417

Year ended December 31, 2010	Canada	China	Total

Revenue from external customers	$1,684,766	$48,563	$1,733,329
Net income (loss)	686,113	(389,509)	296,604
Total assets	$1,988,406	$182,813	$2,171,219

13. COMMITMENTS

Operating leases

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

$
2012	112,737
2013	95,236
2014	89,918
Total	297,881

Capital Commitments

According to the approval of the Administration Committee of Zhangjiang High-Tech Park of Shanghai on February 18, 2011, the total registered capital to ChineseWorldNet.com (Shanghai) Ltd. increased from RMB5,000,000 to RMB10,000,000. CWN HK is required to contribute the additional registered capital of RMB 5,000,000 by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 (RMB 2,581,573). As at December 31, 2011, the Company has capital commitment of RMB 2,418,427 ($380,717) to ChineseWorldNet.com (Shanghai) Ltd.

14.  SUBSEQUENT EVENTS

[a]	Subsequent to the year end, the Company entered into a new consulting agreement with Goldpac Investments Ltd., a company controlled by a director of the Company. The Company will be charged $22,500 per quarter for the consulting services from January 1 to December 31, 2012.

[b]	Subsequent to the year end, 150,000 stock options from Argex Mining Inc. have been exercised at C$0.495 and 75,000 stock options have been cancelled. As at April 11, 2012, the Company sold all exercised shares at an average price of C$0.883 with a proceed of C$130,975.00

15.  COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.

-79-