Form 20-F/A
period 2011-12-31
CHINESEWORLDNET COM INC
filed 2012-05-30
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________

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

Explanatory Note

The purpose of this amendment on Form 20-F/A to ChineseWorldNet.Com Inc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on April 30, 2012, is solely to furnish Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.

Accordingly, we have checked “Yes” as to whether registrant has submitted electronically and posted on its corporate Web site, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

item 19.		EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

8	(7)	List of Subsidiaries

11	(3)	Code of Ethics

12.1	(7)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	(7)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	(7)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	(7)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15	(7)	Letter from Chang Lee LLP

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.

(7)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: ____________, 2012

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

JOE KIN FOON TAI
Director, President and Chief Executive Officer