Form 20-F/A
period 2011-12-31
CHINESEWORLDNET COM INC
filed 2012-05-31
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

Explanatory Note

The purpose of this amendment on Form 20-F/A to ChineseWorldNet.Com Inc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on April 30, 2012, is to amend Amendment No. 1 to the Form 20-F to include a signature and a date of signature, which were inadvertently omitted when Amendment No.1 to the Form 20-F was filed.

No other changes have been made to the Form 20-F. This Amendment No. 2 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

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

Dated: May 30th, 2012

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ Joe Kin Foon Tai
JOE KIN FOON TAI
Director, President and Chief Executive Officer