Form 20-F
period 2012-12-31
CHINESEWORLDNET COM INC
filed 2013-04-30
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

TABLE OF CONTENTS

Part I		4
Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	4
Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
Item 3.	KEY INFORMATION	4
	A. Selected Financial Data	4
	B. Capitalization and Indebtedness	5
	C. Reasons for the Offer and Use of Proceeds	5
	D. Risk Factors	5
Item 4.	INFORMATION ON THE COMPANY	22
	A. History and Development of the Company	22
	B. Business Overview	23
	C. Organizational Structure	33
	D. Property, Plants and Equipment	34
Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
	A. Results of Operations	34
	B. Liquidity and Capital Resources	42
	C. Research and Development, Patents and Licenses	42
	D. Trend Information	42
	E. Off-Balance Sheet Arrangements	42
	F. Tabular Disclosure of Contractual Obligations	42
Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
	A. Directors and Senior Management	42
	B. Compensation	44
	C. Board Practices	45
	D. Employees	45
	E. Share Ownership of Directors and Senior Management	45
Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
	A. Major Shareholders	47
	B. Related Party Transactions	47
	C. Interests of Experts and Counsel	48
Item 8.	FINANCIAL INFORMATION	48
	A. Financial Statements	48
	B. Significant Changes	48
Item 9.	THE OFFER AND LISTING	48
	A. Offer and Listing Details	48
	B. Plan of Distribution	49
	C. Markets	49
	D. Selling Shareholders	49
	E. Dilution	49
	F. Expenses of the Issue	49
Item 10.	ADDITIONAL INFORMATION	49
	A. Share Capital	49
	B. Memorandum and Articles of Association	50
	C. Material Contracts	50
	D. Exchange Controls	50
	E. Taxation	52
	F. Dividends and Paying Agents	53
	G. Statement by Experts	53
	H. Documents on Display	53
	I. Subsidiary Information	53
Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	53
Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	53

- ii -

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Except as the context otherwise requires, all references in this annual report (the “Report”) on Form 20-F to “we,” “us,” “our,” “CWN,” and the “Company” are to ChineseWorldNet.Com Inc. and our subsidiaries, including NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”), a company incorporated under the laws of Hong Kong, 83% owned interest in ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”), a company incorporated under the laws of People’s Republic of China, and 83% owned interest in Weihai Consulting Investment Ltd. (“Weihai”), a company incorporated under the laws of People’s Republic of China.

Our consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2012” are to our fiscal year ended December 31, 2012, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected consolidated financial information from our consolidated financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2012, 2011, 2010, 2009 and 2008.  The information for the last three fiscal years ended December 31, 2012, 2011, 2010 and 2009 have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.  Information for the years ended December 31, 2009 and 2008 have been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

	Year ended December 31,
	2012	2011	2010	2009	2008
Consolidated Statements of Operations:
Revenue	$1,243,638	1,675,875	1,733,329	906,455	1,011,322
Net income (loss) for the year	(128,931)	138,040	296,604	(402,209)	(1,004,835)
Net income (loss) attributable to non-controlling interest	(43,843)	(60,926)	107,858	(72,977)	(54,712)
Net income (loss) attributable to common stockholders	(85,088)	198,966	188,746	(329,232)	(950,123)
Earning (loss) per share – basic	(0.01)	0.01	0.02	(0.03)	(0.09)
Earning (loss) per share – diluted	(0.01)	0.01	0.02	(0.03)	(0.09)
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,873,288	10,700,000	10,700,000
Weighted average common shares outstanding – diluted	10,950,000	11,404,862	10,873,288	10,700,000	10,700,000

Consolidated Balance Sheets:
Total assets	$2,571,264	3,182,417	2,171,219	1,933,021	2,104,383
Equipment	23,515	36,519	50,521	73,012	46,526
Total current liabilities	546,060	1,123,354	384,673	583,959	221,251
Total stockholders’ equity (deficiency)	2,025,204	2,059,063	1,786,546	1,349,062	1,646,205

No dividends have been declared or paid in Fiscal 2012.

B.	Capitalization and Indebtedness

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

We believe that a general increase in competition for online financial products and services companies has elevated the importance of brand building and brand awareness.  We also believe that maintaining and generating awareness about our websites, www.chineseworldnet.com, www.nai500.com, www.gcff.ca, and www.griconference.com as well as their associated brands are important aspects in our efforts to continue to attract clients and users.  Our planned products and services may not be widely recognized, and we will need to increase awareness amongst potential users.  Despite continued efforts to generate brand awareness, it may be ineffective or unsuccessful in reaching potential users.  Potential users may not be receptive to our advertising campaigns and/or other efforts.  Accordingly, our efforts may be unsuccessful in raising awareness of our websites and their associate brands or in persuading potential clients and users to purchase or use our services.

We do not own the URLs for our principal websites.  If we lose the right to use our principal website addresses or URLs, our businesses could be seriously harmed.

Our principal website addresses or Uniform Resource Locators (URLs), www.chineseworldnet.com, www.nai500.com, www.gcff.ca, and www.griconference.com are currently licensed from Register.com on a yearly basis.  As per our services agreements with Register.com, there is no guarantee that we can renew the services agreements with regard to our principal website addresses or URLs.  If we lose the right to use the www.chineseworldnet.com, www.nai500.com, and www.gcff.ca domain names, they may become the property of our competitors or other parties, either of which could have a material adverse effect on our businesses, results of operations and financial condition.

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

We anticipate the need to secure additional financing in order to maintain our existing operations and to implement our planned expansions in North America and Asia.  We have recurring losses from operations since inception and have accumulated a deficit of $2,311,246 as at December 31, 2012.  Our ability to continue as a going concern is dependent upon our ability to obtain additional financing to maintain and to expand our business operations.  Management has been able to finance our business operations through equity and debt financing.  Management intends to continue to seek additional capital to finance our business operations and expansions through equity and debt financing.  However, there can be no assurance that such financing will materialize on a timely basis or obtained on favorable terms.  These conditions raise substantial doubt that we will be able to continue as a going concern.

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

In addition, since 2011 our Conference business had undergone changes to address the current financial environment.  Specifically, the repositioning of our conferences away from the traditional focus on the capital markets and towards a more general partnering business and mergers and acquisitions format for selected industries in cross-border businesses between North America and Greater China.  The success of the conferences is, by no means, secure.  Problems may arise from inexperienced company personnel as well as other factors which may have a negative effect on the revenue of our Conference business.

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

Our businesses are dependent on the level of trading activity in global securities markets.  Volatility in the global securities markets may dampen investors’ interest in such markets and adversely affect our revenue and profitability.

Our businesses are dependent on user demand for market intelligence on various securities markets, including Canadian, US and PRC’s securities markets.  The demand for investment in global securities markets has fluctuated with the level of trading activity there.  In the last several years, securities markets throughout PRC, Canada and the US have experienced significant fluctuation.  If the securities markets weaken, and if investors’ interest in securities markets declines, our businesses could be significantly and adversely affected.

Risks Relating to our Industry

Intense competition could reduce our market share and harm our financial performance.

A number of financial news and information sources compete for consumers’ and advertisers’ attention and spending. We compete for advertisers, staff and outside contributors, clients and users and many types of companies, including:

•	English Content:
o	online services or websites focused on business, finance and investing news, such as CBS.MarketWatch.com, CNBC on MSN Money, CNNfn.com, The Wall Street Journal Online, TheStreet.com, FinancialPost.comTheNewYorkTimes.com, DowJones.com, SmartMoney.com, and The Motley Fool;
o	publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio, and CNBC;
o	web “portal” companies, such as Yahoo!, MSN.com, and America Online;
o	online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE, and TD Waterhouse; and
o	providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, and Dow Jones Markets.

•	Chinese Content:
o	online services or websites focused on business, finance and investing, such as Chinesefn.com, , Chinese.wsj.com, www.cnyes.com, and www.jrj.com;
o	publishers and distributors of traditional media, including print, radio and television, such as Apple Daily, MingPao Daily, SingTao Daily, ChinaByte, and Xinhua News Agency;
o	web “portal” companies, such as Yahoo! China, Yahoo! Hong Kong, baidu.com, China.com, Taiwan.com, Sina.com, Sohu.com, HongKong.com, Tom.com, Netease.com, Yam, and Hinet; and
o	online brokerage firms, many of which provide financial and investment news and information, such as whsb.com, Cash Online, and Pt123.com.

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

Furthermore, we are experiencing increased competition with a growing number of companies in the United States, Canada, Asia and Europe with respect to our IR/PR and Conference businesses.  We compete for our client companies’ limited marketing budgets on our various product and service offerings in our IR/PR business.  There is also a growing trend for companies to put on trade shows and conferences related to investing in China and Hong Kong, which competes with our businesses. If we are not able to effectively compete with these companies for the limited marketing budgets of participants, our business may be adversely affected and our financial performance may be harmed.

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

We typically work with local event organizers in China to help us establish seminars and conferences that we depend on to obtain proper permits in China for these events. However, if the Chinese government found that we are not compliant with their requirements to hold seminars and conferences in China, they may prohibit us from holding future events which would result in a significant restriction to our business and negatively impact our revenues.

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

On September 8, 2009, CWN China funded and incorporated Weihai as a local entity for the purpose of carrying out certain business operations in the Greater China.  Weihai has the same address as CWN China.  Through CWN China, we have a 83.67% controlling interest in Weihai.

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which result of our financial interest increased from 80% to 83.67%. CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provides us with the capabilities and resources to penetrate and expand particularly in the Greater China markets.  As of December 31, 2012, there were approximately twelve employees in Shanghai, China, with duties ranging from translations, web design and technical support, to sales, business development and marketing.  CWN China also heads our efforts in hosting various events in the Greater China.

During Fiscal 2012, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

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

During fiscal 2011, we have upgraded our www.chineseworldnet.com website providing a new layout that focuses on user friendliness.  We are also planning to strengthen our platform by covering additional content and investors’ tools in each of our featured financial products.  We are not planning for any additional features for our Premium Services in 2013 but we may do so in the future, such as additional investment tools and premium research reports, on our web portal.

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

Unlike www.chineseworldnet.com, www.nai500.com is not a financial portal for registered members or readers but an Internet-based medium for the dissemination of information from fee-paying client companies to increase exposure in the Chinese investor community.  NAI charges its client companies an annual fee of $4,500 to $6,800 for these services.  There is no fee being charged to individual registered members or readers of the www.nai500.com website. The company is launching the new upgraded version of NAI500.com by middle of the year 2013 to accommodate the growing needs of investors in Asia to look for online investment info in North America. New version will add more functionality and interactive capability to enhance the user experience at the platform of both the client companies and individual members. This new version will be marketed to attract US listed client companies where such market is currently untapped for the company.

Road Show Business

During fiscal 2010, NAI has started the Road Show Business where it creates and provides face-to-face meeting opportunities for its North American public company clients and their representatives to meet with potential institutional and high net worth individual investors in Greater China.  NAI operates its Road Show Business in two separate models: firstly, multi-client road shows and secondly, tailor made road shows for individual clients. NAI arranges everything from top to bottom and brings its client companies together in Greater China and sets up an environment (e.g. private meetings, presentations, luncheons, dinners etc.) for them to meet with potential investors, and charged the participating companies for fees and expenses accordingly, ranges from $20,000 to $25,000.  We operate this through collaboration with various investment groups in China in addition to partnership with a top local brokerage firm that has a client base and network of over 3 million potential investors.  We focused on working with Mining companies listed on TSX or TSX Venture in the past 2 years but like to expand more to the Oil & Gas companies starting 2013. We expect to continue to expand our Road Show Business in 2013 by continuing the same format, in addition to inviting Chinese listed companies over to North America to meet with potential investors locally.

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

Publication Service

We started to publish specialty investment publications in 2002. Our first investment handbook was focused on the mining sector, selling for CDN$13.80 Canadian dollars each.  In 2005, we published the Mining Investment Guide, Vol. 3 and the Chinese Theme Stocks Investment Guide, Vol. 1, both selling for CDN$13.80 Canadian dollars each.  In 2006, we published the Mining Investment Guide, Vol. 4, selling at an increased price of CDN$29.50 Canadian dollars each due to content increase.  In 2007, we published the Mining Investment Guide, Vol. 5 and the Chinese Theme Stocks Investment Guide, Vol. 2 – A New Chapter of Success, both selling for $29.95 each.  In 2008, we published the Resource Investment Guide, Vol. 6, a renamed iteration of the Mining Investment Guide, selling for $29.95 each.  In 2009, we published the Resource Investment Guide, Vol. 7 and the China Theme Stocks Investment Guide 2009/2010, both selling for $29.95 each.  In 2010, we published the Resource Investment Guide 2010/2011, Vol. 8, selling for $29.95 each.  In 2011, we published the Resource Investment Guide Vol 9 - 2011/2012 selling for the same price again. For 2012, we distributed the Resource Investment Guide through paid distribution channels, such as book stores, in both North America and China, and we also intend to increase the price of our Resource Investment Guide to $39.95. We charge client companies ranged at $500 to $2,000 each to be profiled in our publications.  Our publications are sold through our offices, online and in selected bookstores. In 2013, the company will launch various investment guides with more sector focus: gold, uranium, specialty metals and energy.

NAI Membership

NAI Membership program is a new feature started in late 2012 as a result of growing interests from individual investors to gain more knowledge and attend more our private investor meetings and luncheons. Each membership is sold at CDN$50 yearly to earn priority seating at our investor events, a copy of our Resource investment Guide, and subscribe to our weekly newsletter “Resource Weekly”. This newsletter is a 6-8 page weekly summary of the market news and activities in the global resource market. It is written in English and translated then into Chinese. Both versions were being distributed at the beginning of each week.

Future Product / Service Offering

We anticipate the business of NAI continues to be driven by the demand of the investor activities from Greater China in the near future. Our products and services will likely be built around serving better for companies that want to access Chinese capital. For instance, we are testing our advanced IR services by arranging investor conference calls between the Chinese investor groups and the client companies from North America.

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

NAI organizes and markets its conferences in the name of Global Chinese Financial Forum (“GCFF”) in the North America and China and operates the investment seminar and conference website www.gcff.ca. GCFF provides a networking environment for local private and public companies and services providers in China.  Since 2008, GCFF has increased its focus and efforts on providing cross-border partnership opportunities in the capital markets in North America and Greater China.  GCFF aims to be the largest series of bilingual (Chinese/English) financial and business related functions connecting participants and client companies including individual potential investors, public and private companies, service providers, and various industry associations.  Revenue generated through GCFF is recorded under the revenue model of NAI 500. On December 2012, NAI successfully held its second Global Resource Investment Conference in China at the city of Shenzhen held in partnership with a Canadian based event planning and investor relations company. The strategy is to build GCFF series in different cities of Canada, US or Greater China to serve the local market. In 2012, NAI has successfully hosted GCFF events in Vancouver, Toronto, Shenzhen, Shanghai, and Hong Kong; we intend to expand our presence into more other cities in the future and increase the scale of the event.

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

Future Product / Service Offering

We plan to continue improving the format of the GCFF conferences, to have a major focus on institutional clients, in addition to further establish our brand name in both North America and Asia.  GCFF will continue its conferences efforts in various cities in North America and China servicing clientele from both North America and China, in addition to focusing on providing cross-border partnership opportunities between North American and Greater Chinese companies.  Conferences are expected to be held in Vancouver, Toronto, Shenzhen and Shanghai in 2013.  We expect that GCFF will expand the number of events it will be holding and continue to offer Institutional Events and its Privately Arranged Meetings service focused on capital market and strategic investment services among public companies, capital market institutions, services providers and institutional investors in 2013, focusing on the natural resources, energy and financial industries. We also plan to expand GCFF’s Retail Events with plans for increased services and marketing campaigns for its conferences.

We updated the sponsorship structure of the GCFF conferences in 2012. Currently, we are offering a premier, multi-event, annual sponsorship program called the Global Corporate Sponsorship program. Current Global Corporate Sponsors include companies such as PwC, Fraser Milner Casgrain LLP, and the Toronto Stock Exchange and TSX Venture Exchange, among others. In 2012, we changed the name of the Global Corporate Sponsorship program to the Patron Sponsorship program and increased the price from $25,000 to $30,000. We also created a lower tier, multi-event, annual sponsorship program called the Premier Sponsorship program with the price set at $15,000.

Revenue Model of the Conference Business

We charge $3,000 for a standard exhibition booth at GCFF retail level events.  With respect to the GCFF industrial, cross-border related events, individual delegate pass is charged between $980 and $1680.  We also earn revenue from sponsorship. Conference specific sponsorship fees range from $5,000 to $25,000.  More sponsorship packages will be implemented for industrial, cross-border related events in the future.  Currently, complimentary admission is offered for individual investors pre-registering for the conferences.  Drop-in attendees are required to pay an admission fee ranging from $15 to 25 depending on the conferences.  We might be turning our conferences into a fully paid model for all individual investors when the conferences have grown and reached a certain size and scale.

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

Revenue Breakdown

The breakdown of the revenue sources for the years ended December 31, 2012, 2011 and 2010 is as follows.

	Year ended December 31,
Revenue Breakdown	2012	2011	2010
GCFF Conference Business	$513,715	$683,378	$312,781
Road Show Business	153,461	151,699	232,977
Various IR/PR Service	97,706	323,736	207,725
Chinese Webpage Design, Hosting and Maintenance	137,911	156,709	130,032
Online Marketing Service	73,135	118,950	85,811
Banner Advertising	1,740	30,552	42,322
Publication Service	11,478	31,054	21,099
CWN Membership and Online Service	2,844	3,287	4,866
Translation Service (Company Review, Company Newsletter)	9,464	11,721	12,633
Other Revenues	242,184	164,789	683,083
Total	$1,243,638	$1,675,875	$1,733,329

The breakdown of the revenue sources by geographic market for the years ended December 31, 2012, 2011 and 2010 is as follows. A majority of our revenues is generated from our wholly-owned subsidiary NAI based in Vancouver in Canada, and partly is generated from CWN China based in Shanghai in China.

	Year ended December 31,
Revenue Breakdown	2012	2011	2010
Canada	1,227,285	1,661,061	1,684,766
China	16,353	14,814	48,563

Corporate Strategy and Strategic Business Plan

Since fiscal 2011, global investment interest, particularly from the Greater China region, has been focused on the natural resources sectors, including mining and oil and gas, and our business model has reacted accordingly to capture the opportunities this global trend has brought to our Conferencing and IR/PR business.  With regards to our Financial Content and Information business, our business model has been focused on our development as a financial content and information provider targeting potential investors in the Greater China region.  Through the various products and services we offer, we have accumulated substantial and valuable corporate information and financial data in our database, including companies publicly listed in North America, market news, investors’ tools and commentaries etc.  We translate such information and data into Chinese and collaborate with local Greater China distribution channels to distribute and disseminate the contents and information.  In March 2010, we have signed a Distributorship Agreement with MegaHub Limited, a fast growing player in financial data distribution in the Greater China providing us with exposure to various financial institutions and over 100 million active investors in the region.  We are also actively engaging other joint venture opportunities as part of our efforts in this new endeavor.

In addition, our goal is to become a global leader in communication and information gateways between investors and products and services providers worldwide.  We offer an Internet-based financial community by providing a diverse range of financial news and corporate information on public companies targeting the Chinese investors in North America and Asia.  Through our infrastructure and client and user base, we form partnerships and collaborations with various providers of financial products and services and market them to Chinese investors in North America and Asia. We believe we have already built a strong foundation of our Portal and IR/PR businesses in North America.  Since fiscal 2010, with the growing interest in Asia and the Greater China region as a source of capital for North American companies, our IR/PR business has seen growing potential in the Hong Kong and the Greater China markets, particularly with investors in the natural resources industries.  Our Conference business, named the Global Chinese Financial Forum or GCFF, has evolved into a stand-alone business since 2006 and conferences are being hosted in major cities in North America and Greater China. Since fiscal 2011, our Conference business has also evolved to include a new brand within the GCFF, the Global Resource Investment Conference, held specifically in China, in cities such as Shenzhen, for the purpose of capturing the increasing opportunities in the mining and energy markets. We provide a networking environment to companies and products and services providers and we connect them together by the various services we offer.  As we have already established our presence in the North American market, our next milestone is to penetrate deeper into the Greater China market, beyond our existing presence in major cities such as Shanghai, Shenzhen, and Hong Kong, and then gradually expand into other cities in Asia, particularly Seoul and Taipei.  Together, our four principal businesses enable us to further expand our businesses and services to reach the users in Asia with a focus on the Greater China region.  We believe that one of the biggest competitive advantages of operating an Internet-based business is that we are able to leverage our existing infrastructure to reach a broad range of target customers without a significant capital requirement.  Based on this principle, we intend to maintain the operation of our businesses in our Vancouver office in Canada.  However, we may consider other means of expansion such as partnering with local companies or services providers, or establishing a direct presence in certain markets.

As part of our expansion into Asia, CWN China is spearheading our efforts in establishing partnerships with local Chinese organizations and companies. One of which is our exclusive partnership agreement with Shanghai International Mining Exchange, which has mandated CWN to become the exclusive representative of the Shanghai International Mining Exchange in North America. The partnership with the Shanghai International Mining Exchange is to assist that group to find potential clients with North American based mining and energy companies and will allow CWN to access a new layer of investors from China.  CWN China currently has three main purposes: (1) It helps building the necessary channels to capture the financial information, conference and IR/PR businesses locally.  (2) It offers assistance in the organization and coordination of regional marketing activities.  For instance, the Shenzhen Conference 2012 in December 2012 relied on the networks we gained through CWN China in order to bring in local Chinese governmental agencies, public and private companies, industrial associations and other business professionals and experts in order to provide the attendees, speakers and partners for this industrial level event. In addition, the Toronto Conference 2012 and Hong Kong road show in December 2012 have greatly benefitted from the coordination, marketing and business development work done by CWN China.  (3) It seeks other business opportunities including the development of investor relations/public relations business, the creation of a basis for potential acquisition opportunities, and for further the digital financial media business in the Greater China region.

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

Our Primary Markets

Chinese Internet Users

According to data published by Internet World Stats December 31, 2012, the number of Internet users in the Asia has reached over 1 billion. This already surpassed that of the whole of North America.  The following table represents the estimates provided by Internet World Stats in relation to the uses of Internet in China, Hong Kong and Taiwan in 2011:

	Population	Internet Users	Penetration	Users in Asia
China	1,343,239,923	538,000,000	40.1%	49.9%
Hong Kong	7,153,519	5,329,372	74.5%	0.5%
Taiwan	23,234,936	17,530,000	75.4%	1.6%

According to the 2011 census, Statistics Canada reports that there are 339,945 individuals with Chinese, or a Chinese dialect, as a mother tongue in the Greater Vancouver regional district, representing 15% of the city’s population.  According to a report published by Statistics Canada on March 9, 2010, the population of ethnically Chinese persons in Vancouver will reach 809,000 or 23% of the city’s population in two decades.  We believe this may indicate a similar growing trend of Chinese immigrants in the major cities in North America.

Internet Advertising Market

Internet advertising revenues in the United States totaled $31.7 billion for the full year of 2011, up 22% from 2010, according to the Interactive Advertising Bureau (IAB).  The report showed that as of April 2012, there have been three consecutive quarters of growth in the industry.

According to the Interactive Advertising Bureau of Canada (IAB)’s 2011 Actual + 2012 Estimated Canadian Online Advertising Revenue Survey, Canadian online advertising revenues topped $2.593 billion Canadian dollars in 2011.  It was estimated to reach $2.8 billion Canadian dollars in 2012.

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

Conference Market

Because our Conference business targets those Chinese investors, financial institutions and companies seeking to invest in North America and to establish business connections with North American servicing firms, we believe our market will grow substantially with the sustained trend of Chinese outward direct investments (“ODI”).  According to the Ministry of Commerce of the People’s Republic of China, non-financial ODI was $77.22 billion in 2012, a 28.6 percent year-on-year increase.

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

ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”) was incorporated under the laws of Hong Kong on December 22, 1999.  CWN HK is wholly owned by CWN (1% owned by Mr. Liu Chi Cheong, a director and a major shareholder of CWN, on CWN’s behalf).  Since 2011, CWN HK’s office has been located at 1902 Cheung Kong Center, 2 Queens Road, Central, Hong Kong.  CWN HK provides us with a local operation base for CWN’s penetration and expansion plans in the Asian market.

ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the law of People’s Republic of China in April 2008.  CWN China was previously 70% owned by CWN HK and 30% owned by our joint venture partner Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”).  In March 2011, we completed substantially all of the regulatory procedures and processes and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of RMB 5,000,000 by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the fiscal year 2012, CWN HK further invested an amount of $200,000 to CWN China and the Company now has an effective ownership of 83.67% equity interests in CWN China. CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provides us with the capabilities and resources to penetrate and expand particularly in the Greater China markets.  On September 8, 2009, CWN China funded and incorporated Weihai Consulting Investment Ltd. (“Weihai”) under the law of People’s Republic of China for the purpose of carrying out certain business operations in Greater China.  Weihai has the same address as CWN China.

We also have a 23.8% ownership interest in CWN Capital Inc. (“CWN Capital”), a company incorporated under the laws of British Virgin Islands in August 2009, while two companies controlled by two directors of our company own the rest of the ownership interests in CWN Capital.

As of December 31, 2012, there were eleven employees in NAI and twelve employees in CWN China.

D.	Property, Plants and Equipment

We do not own any real property.  We have a lease agreement for the Vancouver office with a size of 3,032 square feet with an address at Suite 368 – 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1, for a term of 5 years expiring on July 31, 2011.  We have renewed a lease agreement for the Vancouver office for a term of 5 years expiring on July 31, 2016.We have a lease agreement for the Shanghai office with a size of 1,500 square feet with an address at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120, for a term of 1 year expiring on May 31, 2013.

As of December 31, 2012, we had leasehold improvements of $nil (2011 – $nil), computer equipment and computer software of $7,500 (2011 – $10,606), office furniture of $6,195 (2011 – $7,530), and vehicle of $9,820 (2011 – $18,383).

ITEM 4A.          UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2012, 2011 and 2010 should be read in conjunction with the consolidated financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

We currently generate revenue from our Portal, IR/PR and Conference businesses.  Our annual and quarterly operating results are primarily affected by the level of our sales and costs of operations over these three businesses.  Economic factors such as the general global economic and political environment, foreign exchange fluctuations, as well as market prices of similar products and services may also play an important role to affect our operating performance and the volatility of our share price.  To management’s knowledge, there are no known economic, political, and inflation that have materially affected, directly or indirectly our operations.

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

For the year ended December 31, 2012 (“Fiscal 2012”), we recorded a net loss of $128,931 with a net loss of $85,088 attributable to common stockholders (($0.01) per Common Share), compared to a net income of $138,040 of which $198,966 was attributable to common stockholders ($0.01 per Common Share) for the year ended December 31, 2011 (“Fiscal 2011”).  The decrease of net income of $266,971 was primarily due to the decrease revenue and the increase of salary, office expenses and travelling & entertainment expenditures. In Fiscal 2012, we recorded revenue of $1,243,638 compared to $1,675,875 in Fiscal 2011.  The decrease of revenue of $432,237 was primarily the large drop of core business in North American because of bad global economic conditions in 2012.

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

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The continued weakened western economy in 2012 has impacted the western capital markets as well as the mining exploration industry, which has caused weakened market demand for the Company’s conference business and NAI’s various products.  We generate revenue from our Portal, IR/PR and Conference businesses.  Our revenue sources come from these products and services we offer – GCFF Conference Business, Road Show Business, Various IR/PR Service, Chinese Webpage Design, Hosting and Maintenance, and Online Marketing Service.  Other revenue sources include Banner Advertising, Publication Service, CWN Membership and Online Service, Translation Service, and others.

Revenue Growth Trend

The weakened western capital markets and the lack of capitalization of Canadian junior mining exploration companies, which is the main clientele of the Company’s products, have had a negative impact on our businesses in Fiscal 2012 as shown in our decreased revenues, client base and conference attendance and sales.  Sales of conference exhibition spaces have been notably impacted as potential clients faced tighter budgets.  Our business development strategies in the Greater China region, while showing success in terms of the attraction of varied and sizable investors to our events, have not significantly impacted our revenues as these investors are not a major client base for our products.  Going forward, given China’s growing role in funding international mining projects and our networks with Asian investors, we expect increasing interest for our products and services.  We expect our revenues to recover in 2013 as our client base continues to recognize China as a major source for financing.

Revenues

GCFF Conference Business

Revenue generated from GCFF Conference Business was $513,715 in Fiscal 2012, compared to $683,378 in Fiscal 2011.  The decrease of revenue by $169,663 was due to the decrease of presenting companies and exhibitors’ sponsorship in our conferences in North American and China during Fiscal 2012 as compared to Fiscal 2011.  We anticipate revenue from GCFF Conference Business will be greatly affected by the market condition.

Road Show Business

Revenue generated from Road Show Business was $153,461 in Fiscal 2012, compared to $151,699 in Fiscal 2011.  No significant difference in Fiscal 2012 as compared with Fiscal 2011 as the number of companies that participated for the events were same. We anticipate revenue will increase in 2013 as the companies were willing to invest more for meeting more potential investors.

Various IR/PR Service

Revenue from Various IR/PR Service was $97,706 in Fiscal 2012, compared to $323,736 in Fiscal 2011.  The substantial decrease of $226,030 was mainly due to great drop on client companies participated our IR/PR services as compared to Fiscal 2011.

Chinese Webpage Design, Hosting and Maintenance

Revenue from Chinese Webpage Design, Hosting and Maintenance was $137,911 in Fiscal 2012, compared to $156,709 in Fiscal 2011.  The decrease of $18,798 was primarily due to less client companies interested in our Chinese micro-site development and hosting services as compared to Fiscal 2011.

Online Marketing Service

Revenue from Online Marketing Service was $73,135 in Fiscal 2012, compared to $118,950 in Fiscal 2011.  The significant decrease of $45,815 was primarily due to decrease of client companies subscribed our online data providing services and E-mail blast services in Fiscal 2011 as compared to Fiscal 2011.

Banner Advertising

Revenue we generated from Banner Advertising greatly reduced to $1,740 in Fiscal 2012 from $30,552 in Fiscal 2011.  This was primarily due to the significant decrease in client companies’ frequency of placing advertisements on our websites.

Publication Service

Revenue we generated from Publication Service decreased by $19,576 from $31,054 in Fiscal 2011 to $11,478 in Fiscal 2012.  This was primarily due to the decrease in number of sponsorship of our client companies in Fiscal 2012 because of the weakened financial market situation as compared to a year ago.

CWN Membership and Online Service

Revenue we generated from CWN Membership and Online Service decreased $443 from $3,287 in Fiscal 2011 to $2,844 in Fiscal 2012.  This was primarily due to further decrease in the number of Premium Subscribers of our websites as compared to a year ago.

Translation Service

Translation Service was $9,464 in fiscal 2012, compared to $11,721 in fiscal 2011. The decrease of $2,257 was due to less translation projects as compared to a year ago.

Other Revenues

Other Revenues was $242,184 in fiscal 2012, compared to $164,789 in fiscal 2011.  The large increase of $77,395 was mainly due to the increase of consulting fee revenue and corporate office & secretarial service fee revenue as compared to a year ago.

Expenses

For fiscal 2012, we recorded operating expenses of $1,613,282 compared to operating expenses of $1,678,976 for fiscal 2011.  The decrease of operating expenses of $65,694 was primarily due to decrease of expenditures on consulting fee, stock based compensation, and seminar and conference related expenses in Fiscal 2012 as compared to fiscal 2011. As we focus on expanding and diversifying our core revenue generating products and services in 2013, we expect our operating expenditures, particularly in relation to salaries and benefits and travel and entertainment and other related expenses, will increase accordingly to accommodate our growth strategies.

Advertising and Promotion

Advertising and promotion expenses were $212,930 in fiscal 2012, compared to $271,164 in Fiscal 2011.  The substantial decrease of $58,234 was primarily due to the resources that were allocated in operating our conferencing events were relatively reduced in Fiscal 2012 as compared with Fiscal 2011. The size of events greatly contracted and the expenses, such as hotel rentals and advertisements, were diminished accordingly in Fiscal 2012.

Audit and Legal

Audit and legal expenses were $84,354 in fiscal 2012, compared to $63,962 in fiscal 2011.  The increase of $20,392 was primarily due to the increase in legal fees to review our filing documents in Fiscal 2012 as compared to fiscal 2011. The audit fee also increased in Fiscal 2012. The Company also incurred expenses on filing of the XBRL required by the SEC starting from 2012.

Consulting Fees

Consulting fees expenses were $90,000 in Fiscal 2012, compared to $104,000 in fiscal 2011.  The decrease of $14,000 was primarily due to consultants’ service provided was terminated in fiscal 2012.

Depreciation

Depreciation expenses were $15,216 in Fiscal 2012, compared to $15,918 in fiscal 2011.  No significant difference in Fiscal 2012 as compared with Fiscal 2011.

Directors’ Remuneration

Directors’ remuneration expenses were $12,000 in Fiscal 2012, which is the same as that in 2011.  There is no change on the directors’ fees paid to each director during Fiscal 2012 and 2011.

Office and Miscellaneous

Office and miscellaneous expenses were $82,316 in Fiscal 2012, compared to $74,077 in Fiscal 2011.  The increase of $8,239 was primarily due to increases on expenditures of web site and server maintenance in Fiscal 2012.

Printing

Printing expenses were $17,579 in Fiscal 2012, compared to $26,245 in Fiscal 2011.  The decrease of $8,666 was primarily due to less promotional material being printed for advertising and conferences in Fiscal 2012 as compared to Fiscal 2011. The number of mining investment guides printed in Fiscal 2012 was also reduced by 30% as compared to Fiscal 2011.

Provision for bad and doubtful debts

Provision for bad and doubtful debts was a credit of $30,472 in Fiscal 2012 as compared to expenses of $55,917 in Fiscal 2011. The decrease of $86,389 was mainly due to the unexpected collection from a customer that provision for bad doubtful debts was partially set up in Fiscal 2011. Also, there was no additional provision for bad and doubtful debts in Fiscal 2012.

Rent and Operating

Rent and operating expenses were $139,509 in Fiscal 2012, compared to $135,049 in Fiscal 2011. There is no significant change on the rent in Fiscal 2012, as compared to Fiscal 2011.

Salaries and Benefits

Salaries and benefits expenses were $695,639 in Fiscal 2012, compared to $635,260 in Fiscal 2011.  The increase of $60,379 was primarily due to the salary increment of employees during Fiscal 2012.

Seminar Operating Expense

Seminar operating expenses were $620 in Fiscal 2012, compared to $763 in Fiscal 2011.  There is no significant change on the rent in Fiscal 2012, as compared to Fiscal 2011.

Stock-based Compensation

Stock-based compensation expenses decreased $80,638 from $140,042 in Fiscal 2011 to $59,404 in Fiscal 2012. There is no new stock incentive options granted during Fiscal 2012.

Telephone

Telephone expenses were $18,807 in Fiscal 2012, compared to $27,339 in Fiscal 2011.  The substantial decrease of $8,532 was primarily due to migration of internet provider that charged at a cheaper rate in Fiscal 2012.

Travel and Entertainment

Travel and entertainment expenses were $215,379 in Fiscal 2012, compared to $117,240 in Fiscal 2011.  The substantial increase of $98,139 was primarily due to more travelling allowances spent on keynote speakers for our conferences in 2012 for the purpose of attracting more attendees and investors. Also, management and business development teams travelled more often to Asia and met a greater number of potential clients in Fiscal 2012 as compared to Fiscal 2011.

Other Income (Loss)

We recorded other income of $289,997 in Fiscal 2012 and $195,727 in Fiscal 2011.  The substantial increase of other income of $94,270 was primarily due to gain of $35,294 on foreign exchange in Fiscal 2012, as compared with loss of $28,348 in Fiscal 2011. In Fiscal 2012, we recorded a profit on short-term investment of $50,193, as compared loss of $5,995 in Fiscal 2011.

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

Inflation

We do not believe that inflation will have a material adverse effect on our financial condition.  Traditionally, Canada has not been a country that experienced a substantial increase in inflation.  As of December 31, 2012, the monthly average rate of inflation in Canada was 1.52%.

B.	Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of $805,874 (December 31, 2011 – $1,771,661). We had a working capital of $1,628,829 at December 31, 2012, compared to $1,752,173 at December 31, 2011.  We are currently seeking additional capital to finance our business operations and expansions, even though we believe our cash and cash equivalents, and cash flow are sufficient to satisfy our current requirements to operate and further expand our businesses and other future development in Asia for the next twelve months. Our primary cash requirements relate to our operating expenditures.  Our operating expenditures have been, and are expected to continue to be, funded through our operations and capital financing resources.

C.	Research and Development, Patents and Licenses

We have not engaged in research and development activities for the last three fiscal years, and have no patents and licenses.

D.	Trend Information

The global financial crisis affecting the world capital markets, particularly with public companies and investors, may have a positive material impact on our business operations including – the general financial market turnaround, which will increase demand for financial information services and spending on investor relations and public relations; increasing interest of Asian companies looking to enter North American financial markets; and the increased attention to corporate governance and disclosure.  We believe these trends may lead to an increase in demand for our services, which could lead to increase in sales of our services.  However, the investor relations and public relations area in Asia is still in its development stage, which may affect our investor relations and public relations services in Asia.  Continued growth in China and interest in the Chinese markets is a key to our future profitability and to increasing revenues.  There are no known trends with relation to the production of our services.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Payments due by period ($)
Contractual Obligations as of December 31, 2012	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	406,471	141,407	265,064	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	406,471	141,407	265,064	—	—

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth all directors and executive officers of CWN.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name	Age	Office Held Since	Offices and Positions Held in CWN
Joe K.F. Tai	49	January 12, 2000	Director, President and Chief Executive Officer
Chi Cheong Liu(1)	53	January 12, 2000	Director and Treasurer
Chi Kong Liu(1)	52	January 12, 2000	Director
Andy S.W. Lam	63	March 8, 2004	Director
Kelvin Szeto(2)	52	June 1, 2006	Chief Financial Officer and Chief Operating Officer
Gilbert Chan(3)	37	April 1, 2008	Senior Vice President, Marketing and Investor Relations
Terry Wong	30	January 1, 2012	Financial Expert

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.
(2)	Kelvin Szeto was appointed as acting Chief Operating Officer and acting Chief Financial Officer of the Company on April 1, 2005. He was appointed permanently to the positions on June 1, 2006.
(3)	Gilbert Chan was appointed as acting Secretary effective April 1, 2008 until June 1, 2011. Gilbert Chan was also appointed as Senior Vice President, Marketing and Investor Relations effective April 1, 2008.

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

Kelvin Szeto

Mr. Szeto has served as Chief Operating Officer and Chief Financial Officer of CWN since June 2006.  Prior to his appointment, Mr. Szeto was acting Chief Operating Officer and acting Chief Financial Officer of CWN since April 2005.  Mr. Szeto is also a director and Secretary of NAI since November 2001 and was President of NAI from November 2001 to December 31, 2010.  Prior to his appointment as President of NAI, Mr. Szeto was a director, Secretary and Vice President, Operation since January 2000.  Mr. Szeto was involved in the startup of an international computer manufacturing company with offices in Vancouver and Calgary and manufacturing facilities in Hong Kong and China with annual sales exceeding CDN$30 million.

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

Terry Wong

Ms. Wong was appointed as a Financial Expert in January 2012.  Ms. Wong’s expertise is in the field of accounting and finance, and has developed expertise in business valuation, public company accounting practices, financial strategic planning through past roles as financial controller and senior accountant at a publicly-traded, natural resources focused investment companies. Ms. Wong is a Certified Management Accountant since 2008, holds a Bachelor of Commerce from the University of British Columbia, and is enrolled in the advanced level Chartered Business Valuator Program.

B.	Compensation

The following table provides information regarding direct and indirect remuneration paid to the directors and executive officers of CWN and its subsidiaries during Fiscal 2012.

	Annual Compensation in Fiscal 2012
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Joe K.F. Tai(1) Director, President and Chief Executive Officer	Nil	Nil	93,000
Chi Cheong Liu(2) Director and Treasurer	Nil	Nil	3,000
Chi Kong Liu(3) Director	Nil	Nil	3,000
Andy S.W. Lam(4) Director	Nil	Nil	3,000
Kelvin Szeto Chief Operating Officer and Chief Financial Officer	56,475	Nil	Nil
Gilbert Chan Senior Vice President, Sales and Marketing (President, Director and Secretary of NAI)	54,248	Nil	Nil

(1)	Mr. Tai is a shareholder and does not receive salary. We paid Mr. Tai director fee of $3,000 per year in 2012, $3,000 per year in 2011, and $3,000 per year in 2010. We had consulting agreements with Goldpac Investments Ltd. and paid consulting fees of $90,000 per year in 2012 and $80,000 per year in 2011 and $72,000 in 2010. Mr. Tai is Managing Director of Goldpac Investments Ltd.

(2)	Mr. Liu is a shareholder and does not receive salary. We paid Mr. Liu director fee of $3,000 per year in 2012, 2011 and 2010.

(3)	Mr. Liu is a shareholder and does not receive salary. We paid Mr. Liu director fee of $3,000 per year in 2012, $3,000 per year in 2011, and $3,000 per year in 2010.

(4)	Mr. Lam is a director and does not receive salary. We paid Mr. Lam director fee of $3,000 per year in 2012 and $3,000 per year in 2011, and $3,000 per year in 2010.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

We do not have an audit committee or remuneration committee, but our entire board of directors acts in such capacities.

D.	Employees

As of December 31, 2012, there were eleven employees in NAI and twelve employees in CWN China.

Employee Breakdown	NAI (Vancouver)	CWN China (Shanghai)
Management	1	0
Business Development	4	4
Editorial	0	5
Finance and Accounting	1	1
IT	0	1
Sales/Marketing	5	1
Total	11	12

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the directors and members of senior management as of March 31, 2013.  The percentage owned is based on 10,950,000 shares outstanding as at March 31, 2013.

Name and Respective Office and Position Held	Share Ownership	% Share Ownership
Joe K.F. Tai(1)(2) Director, President and Chief Executive Officer	250,000	2.28%
Chi Cheong Liu(3)(4) Director and Treasurer	1,730,000	15.80%
Chi Kong Liu(5) Director	580,000	5.30%
Andy S.W. Lam(6) Director	—	—
Kelvin Szeto(7) Chief Operating Officer and Chief Financial Officer	150,000	1.37%
Gilbert Chan(8) Senior Vice President, Sales and Marketing President, Director and Secretary of NAI	50,000	0.46%
Terry Wong Financial Expert	—	—
Total	2,760,000	25.21%

(1)	Ms. Tim Yee Lau, a related party to Mr. Tai, owned 112,500 Common Shares of our company. Goldpac Investments Ltd., for which Mr. Tai is Managing Director, owned 200,000 Common Shares of our company. Total direct and indirect share ownership was 562,500 Common Shares or 5.14% of the total Common Shares of our company.

(2)	Mr. Tai owns 205,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 300,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(3)	Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owned 1,166,667 Common Shares of our company. Total direct and indirect share ownership was 2,896,667 Common Shares or 26.45% of the total Common Shares of our company.

(4)	Mr. Liu owns 25,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(5)	Mr. Liu owns 25,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(6)	Mr. Lam owns 25,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(7)	Mr. Szeto owns 100,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 180,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(8)	Mr. Chan owns 50,000 stock options exercisable at an exercise price of $1.08 per share until October 11, 2012 and 140,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

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

As at December 31, 2012, we had 1,040,000 options issued and outstanding, of which 419,000 options were fully vested.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at March 31, 2013.  The percentage owned is based on 10,950,000 shares outstanding as at March 31, 2013.

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

As at March 31, 2013, there were five registered shareholders in the U.S. with holdings of 2,170,833 Common Shares representing 19.82% of the total issued and outstanding Common Shares.

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

In 2012, the Company incurred $90,000 [2011 - $104,000 and 2010 - $96,000] in consulting fees to two companies related to a director of the Company, of which $22,500 was outstanding balance as at December 31, 2012.

During Fiscal 2012, the Company paid $110,723 [2011 - $103,651 and 2010 - $124,951] salary to the senior officers of the Company.

As at December 31, 2012, the Company has non-interest bearing advances from a stockholder and director of $9,500 [2011 - $31,613].

Included in accounts payable, $74,836 [2011 - $13,287] was payable to directors and senior officers of the Company.

Included in accounts receivable, $Nil [2011 - $387] was receivable from senior officers of the Company.

As at December 31, 2011, the Company provided an advance of $2,574 [2010 - $2,572] to a director as a prepaid expenses.

During Fiscal 2012, the Company incurred $12,000 [2011 - $12,000 and 2010 - $12,000] in director fees, of which $12,000 [2011 - $Nil] was outstanding as at December 31, 2012.

During Fiscal 2012, the Company provided service for a total of $270,810 [2011 - $202,280 and 2010 - $139,091] to CWN Capital, of which $270,810 [2010 - $139,091] was outstanding and included in accounts receivable as at December 31, 2012. The balance of receivable from a related party in the amount of $215,644 [2011 - $43,946] represents costs incurred on behalf of CWN Capital by the Company.

In 2012, the Company provided service for a total of $14,043 [2011and 2010 - $Nil] to CWN Mining Acquisition, a company has significantly influenced by CEO of the Company.

C.	Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8.	FINANCIAL INFORMATION

A.	Financial Statements

This Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, including our consolidated balance sheets as of December 31, 2012 and 2011, and the consolidated statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2012, 2011 and 2010, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page 60 of this Report.

B.	Significant Changes

There have been no significant changes in our businesses in the period from December 31, 2012 until the date of this document.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares are currently quoted on the OTC Bulletin Board under the symbol “CWNOF.OB”.  For the periods indicated, the following table sets forth the high and low market prices of our common shares, as reported by the OTC Bulletin Board.  These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High		Low
Fiscal 2012		$1.34		$0.12
Fiscal 2011		$1.40		$0.12
Fiscal 2010		$0.75		$0.25
Fiscal 2009		$0.25		$0.13
Fiscal 2008		$1.30		$0.20
Fiscal 2007		$1.50		$1.00

Fiscal 2013
1Q-2013		$0.55		$0.12

Fiscal 2012
4Q-2012		$1.16		$0.12
3Q-2012		$1.34		$0.12
2Q-2012(1)	$	N/A	$	N/A
1Q-2012(1)	$	N/A	$	N/A

Fiscal 2011
4Q-2011	$	N/A	$	N/A
3Q-2011		$1.34		$1.34
2Q-2011		$1.40		$0.12
1Q-2011		$0.55		$0.55

Most Recent 6 months from October 2012 through March 2013
March 2013		$0.25		$0.25
February 2013		$0.40		$0.25
January 2013		$0.55		$0.12
December 2012		$1.16		$0.12
November 2012(1)	$	N/A	$	N/A
October 2012(1)	$	N/A	$	N/A

(1)	There were no trades of our common shares during the period from January to June 2012 and August to November 2012.

B.	Plan of Distribution

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

Item10.	ADDITIONAL INFORMATION

A.	Share Capital

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

The material contracts entered into by us during the last two years, other than those contracts entered into in the ordinary course of business, are as follows:

•	On April 20, 2010, we renewed an office lease agreement for our current premises located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120. The term of the lease is for 1 year expiring on June 8, 2013. The monthly lease payment is RMB$22,467.88 plus applicable taxes and maintenance fees.

•	Consulting agreements dated January 1, 2011 and January 1, 2012 with Goldpac Investments Ltd. See Item 6.B. Compensation, Item 6.C. Board Practices and Item 7.B. Related Party Transactions.

•	Consulting agreements dated January 1, 2011 with Silver Lake Investment Partners, Ltd. See Item 6.B. Compensation, Item 6.C. Board Practices and Item 7.B. Related Party Transactions.

D.	Exchange Controls

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

Chinese Currency

The Chinese currency is the Renminbi (“RMB”). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal.  The currency trades within a narrow band specified by the Chinese central government.  The PRC’s central banking authority publishes the Renmini exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994.  In addition, the People’s Bank of China publishes the Renminbi exchange rates against other major foreign currencies.  Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in the PRC.

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

We have 4 subsidiaries, including NAI Interactive Ltd., a company incorporated under the laws of British Columbia “NAI”), ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWN HK”), 83.67% owned interest in ChineseWorldNet.com (Shanghai) Ltd., a company incorporated under the laws of PRC (“CWN China”), and 83.67% owned interest in Weihai Consulting Investment Ltd., a company incorporated under of PRC (“Weihai”).

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission .  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2012, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in 2012 and 2011.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2012	2011
Audit Fees(1)	$54,000	$50,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	1,500	—
All Other Fees	—	—
Total	$55,500	$50,000

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.

(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our company, nor any affiliated purchaser of our company, has purchased any of our securities during Fiscal 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

The following Consolidated Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 60 to 79 of this Report:

Reports of Independent Registered Public Accounting Firms	60 to 61

Consolidated Balance Sheets as at December 31, 2012 and 2011	62

Consolidated Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 2012, 2011 and 2010	63

Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010	64

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	65

Notes to Consolidated Financial Statements	66 to 77

Item 19.	EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

4.8	*	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2012

8	*	List of Subsidiaries

11	(3)	Code of Ethics

12.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	**	XBRL Instance Document

101.SCH	**	XBRL Taxonomy Extension Schema Document

101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Pursuant to a grace period for our XBRL submission, we plan to file our financial statements in XBRL format by filing an amendment to this annual report on Form 20-F within 30 days after the earlier of the due date or filing date of this annual report on Form 20-F.

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.

(7)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2013

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ Joe Kin Foon Tai
JOE KIN FOON TAI
Director, President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Chineseworldnet.Com Inc.

We have audited the consolidated balance sheet of Chineseworldnet.Com Inc. (the “Company”) as at December 31, 2012 and 2011 and the related consolidated statements of stockholders’ equity, operations and comprehensive income (loss) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the Company’s consolidated financial statements as of and for the year ended December 31, 2010, and the cumulative data from January 12, 2000 (date of inception) to December 31, 2010 in the consolidated statements of stockholders’ equity, operations and cash flows, which were audited by other auditors whose report, dated May 2, 2011 which expressed an unqualified opinion, has been furnished to us. Our opinion, insofar as it relates to the amounts included for cumulative data from January 1, 2010 to December 31, 2010, is based solely on the report of the other auditors.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and 2011 and the result of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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

Vancouver, Canada
April 26, 2013	Chartered Accountants

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

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2012	2011
	$	$

ASSETS
Current assets
Cash and cash equivalents [note 2]	805,874	1,771,661
Available-for-sale securities [note 3]	761,888	650,823
Accounts receivable [note 4]	66,219	104,438
Receivable from a related party [note 9h]	486,454	246,226
Prepaid expenses and deposits	50,597	46,051
Deferred income tax assets [note 10]	3,857	56,328
Total current assets	2,174,889	2,875,527

Equipment [note 5]	23,515	36,519
Long term investments [note 6]	372,860	270,371
Deferred income tax assets [note 10]	—	—
Total assets	2,571,264	3,182,417

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	324,414	252,224
Due to related parties, non-interest bearing [note 9c]	24,150	31,613
Deferred revenue	97,240	136,651
Bank loans [note 7]	100,256	702,866
Total current liabilities	546,060	1,123,354

Stockholders’ equity [note 8]
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,255,550	4,226,339
Accumulated other comprehensive income	26,015	(9,351)
Deficit	(2,311,246)	(2,226,158)
Equity attributable to shareholders of the Company	1,981,269	2,001,780
Non-controlling interests	43,935	57,283
Total stockholders’ equity	2,025,204	2,059,063
Total liabilities and stockholders’ equity	2,571,264	3,182,417
Nature of operation [note 1]
Commitments [note 12]
Subsequent events [note 13]

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Years ended December 31

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in		Accumulated other comprehensive	Total equity (deficiency) attributable to common	Non controlling
	Shares	Amount	capital	(Deficit)	Income	stockholders	interest	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2010	10,950,000	10,950	4,179,538	(2,425,124)	(3,786)	1,761,578	24,968	1,786,546

Stock based compensation	—	—	140,042	—	—	140,042	—	140,042
Change of ownership in CWN china			(93,241)			(93,241)	93,241	-
Components of comprehensive income (loss):
Unrealized gain or loss on Available-for-sale securities					(2,550)	(2,550)		(2,550)
Foreign currency translation adjustment	—	—	—	—	(3,015)	(3,015)		(3,015)
Net income (loss) for the year	—	—	—	198,966	—	198,966	(60,926)	138,040

Balance, December 31, 2011	10,950,000	10,950	4,226,339	(2,226,158)	(9,351)	2,001,780	57,283	2,059,063

Stock based compensation	—	—	59,404	—	—	59,404	—	59,404
Change of ownership in CWN china			(30,193)			(30,193)	30,193	-
Components of comprehensive income (loss):
Unrealized gain or loss on Available-for-sale securities					22,309	22,309		22,309
Foreign currency translation adjustment	—	—	—	—	13,057	13,057	302	13,359
Net income (loss) for the year	—	—	—	(85,088)	—	(85,088)	(43,843)	(128,931)
Balance, December 31, 2012	10,950,000	10,950	4,255,550	(2,311,246)	26,015	1,981,269	43,935	2,025,204

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Year ended December 31

(Expressed in U.S. Dollars)

	2012	2011	2010
	$	$	$

Revenue	1,243,638	1,675,875	1,733,329

Expenses
Advertising and promotion	212,930	271,164	217,519
Audit and legal	84,354	63,962	67,322
Consulting fees	90,000	104,000	215,918
Depreciation	15,216	15,918	26,620
Directors’ remuneration	12,000	12,000	12,000
Accretion on convertible debenture	—	—	(8,772)
Interest expense on long-term debt	—	—	2,500
Office and miscellaneous	82,316	74,077	60,568
Printing	17,579	26,245	11,533
Provision for bad and doubtful debts	(30,472)	55,917	16,242
Rent and operating	139,509	135,049	130,311
Salaries and benefits	695,639	635,260	514,508
Seminar operating expense	620	763	11,178
Stock based compensation	59,404	140,042	151,480
Telephone	18,808	27,339	28,404
Travel and entertainment	215,379	117,240	144,955
	(1,613,282)	(1,678,976)	(1,602,286)
Other income (loss)
Interest and sundry income	37,775	37,671	30,274
Gain (loss) on available-for-sale securities	50,193	(5,995)	41,315
Foreign exchange gain (loss) and other losses	35,294	(28,348)	100,996
Equity pick up	166,735	192,399	13,897
Loss on dilution of CWN Capital	—	—	(128,356)
Other income (loss), net	289,997	195,727	58,126
Income (loss) before income taxes	(79,647)	192,626	189,169

Deferred income tax recovery (expense)	(49,284)	(54,586)	107,435
Net income (loss) for the year	(128,931)	138,040	296,604
Other comprehensive income
Unrealized gain or loss on available –for-sale securities	22,309	(3,015)	-
Currency translation adjustments	13,359	(2,550)	(85,111)
Comprehensive income (loss)	35,668	(5,565)	(85,111)

Net income (loss) attributable to:
Common stockholders	(85,088)	198,966	188,746
Non-controlling interests	(43,843)	(60,926)	107,858
	(128,931)	138,040	296,604
Net comprehensive income (loss) attributable to:
Common stockholders	(49,722)	173,194	103,479
Non-controlling interests	(43,541)	(40,719)	108,014
	(93,263)	132,475	211,493

Earning (loss) per share – basic	(0.01)	0.01	0.02
Earning (loss) per share – diluted	(0.01)	0.01	0.02
Weighted average number of common shares outstanding
- basic	10,950,000	10,950,000	10,873,288
- diluted	10,950,000	11,404,862	10,873,288

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31

(Expressed in U.S. Dollars)

	2012	2011	2010
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	(128,931)	138,040	296,604
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	15,216	15,918	26,620
Accretion on convertible debenture	—	—	(8,772)
Deferred income tax recovery	49,284	54,586	(107,435)
Stock based compensation	59,404	140,042	151,480
Finder’s fee revenue	—	—	(109,696)
Equity interest pick up	(166,735)	(144,257)	(13,897)
Gain on short term investment	(50,193)	—	(41,315)
Loss on dilution of CWN Capital	—	—	128,356
Changes in non-cash working capital items:
Accounts receivable	46,825	(91,634)	(109,805)
Prepaid expenses and deposits	(3,767)	(18,166)	8,391
Accounts payable and accrued liabilities	69,656	33,270	34,823
Income taxes	-	-	254
Deferred revenue	(42,449)	34,213	57,724
Net cash provided by (used in) operating activities	(151,690)	162,012	313,332

FINANCING ACTIVITIES
Short term loan	(602,610)	702,866	—
Due to related parties	(190,448)	130,417	(8,365)
Net cash provided by financing activities	(793,058)	833,283	(8,365)

INVESTING ACTIVITIES
Cash eliminated upon dilution of a subsidiary	—	—	(436,805)
Purchase of equipment	(1,726)	(1,084)	(1,786)
Short term investments	(19,944)	(172,886)	(500,821)
Net cash provided by (used in) investing activities	(21,670)	(173,970)	(939,412)

Effect of exchange rate changes on cash and cash equivalents	631	12,326	(86,628)

Increase (decrease) in cash and cash equivalents	(965,787)	833,651	(721,073)
Cash and cash equivalents, beginning of year	1,771,661	938,010	1,659,083
Cash and cash equivalents, end of year	805,874	1,771,661	938,010

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—	2,500
Cash paid for income taxes	—	—	—

See accompanying notes

Chineseworldnet.Com Inc. & Subsidiaries

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.  ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the laws of People’s Republic of China in April 2008. During the fiscal year 2012, the Company’s ownership interests in CWN China increased from 80% to 83% after CWN HK invested an amount of $200,000 to CWN China’s registered capital. CWN China has a wholly-owned subsidiary, Weihai Consulting Investment Ltd (“Weihai”), a company incorporated under the laws of People’s Republic of China in September 2009.

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

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations.  Management’s plans in this regard are to raise debt or equity financing as required which the Company has been able to finance the operations through a series of equity and debt financings and additional funds is still required to fund the Company’s anticipated business expansion.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries and subsidiaries which the Company owns 83% interests and its investment in CWN Capital Inc. All material inter-company accounts and transactions have been eliminated upon consolidation.

During the fiscal year 2011, CWN HK invested an amount of $400,000 to CWN China. As a result, through CWN HK, the Company had an effective ownership of 80% equity interests in CWN China. During the fiscal year 2012, CWN HK further invested an amount of $200,000 to CWN China and the Company‘s effective ownership of equity interest increased from 80% to 83% in CWN China. The transaction was accounted for as an equity transaction and the non-controlling interest was adjusted to reflect the changes in the interest in CWN China.

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

Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2012, the Company held a $504,107 [2011 - $Nil] term deposit, which is due on January 3, 2012 with an annual yield of 3.2%.

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

Advertising expenses

The Company expensed advertising costs as incurred. Advertising expenses for the years ended December 31, 2012, 2011 and 2010 were $212,930, $271,164 and $217,519 respectively.

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

Non-monetary transactions

The Company entered into agreements for the supply of content for the Company’s websites in exchange for advertising, consisting primarily of links to the supplier’s websites.  The Company accounted for these transactions in accordance with ASC 845 (formerly Accounting Principles Board No. 29) Nonmonetary Transactions and with ASC 605-20 (formerly Emerging Issues Task Force No. 99-17)  Revenue Recognition .  No cash was exchanged between the parties in any of these transactions.  These transactions have been recorded at a zero value, being the carrying amount of the content supplied.

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

For the period ended December 31, 2012 and 2011, the fair value of cash and cash equivalents and public traded securities, marketable funds and bank loans are recognized on the balance sheets as level one per the fair value hierarchy; and the fair value of share options are recognized in the balance sheets as level two per the fair value hierarchy.

Earning (Loss) per share

Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted ASC 260 (formerly SFAS128), Earnings Per Share . Diluted earning (loss) per share is equal to basic loss per share because there is no potential dilutive security.

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance.  For the fiscal year 2012, the Company recorded bad debt recovery of $30,472 from allowance for doubtful accounts. The company incurred an expense for bad debt and provision for allowance for doubtful accounts receivable in the amount of $55,917 in 2011 (2010 – $16,242).

Newly adopted accounting pronouncements and new accounting pronouncements

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

Chineseworldnet.Com Inc. & Subsidiaries

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

In December 2011, the FASB issued ASU 2011-11 "Disclosures about offsetting assets and liabilities". Under the new guidance entities must disclose both gross information and net information on instruments and transactions eligible for offset on the balance sheet in accordance with the offsetting guidance in ASC 210-20-45 or ASC 815-10-45, and instruments and transactions subject to an agreement similar to a master netting arrangement. The new guidance will be effective for ASMI beginning January 1, 2013. The adoption of the new amendments is not expected to have a significant impact on our consolidated financial statements.

In July, 2012, the FASB issued ASU 2012-02, “Intangibles – Goodwill and Other (Topic). ASU 2012-02 amends the required annual impairment testing of indefinite-lived intangible assets by providing an entity an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived asset is less than its carrying amount. If, after assessing the totality of events and circumstances, an entity determines it is not more likely than not that the fair value of the indefinite-lived asset is less than its carrying amount, then performing the two-step impairment test under Topic 350-30 is unnecessary. However, if an entity concludes otherwise, then it is required to perform the impairment testing under Topic 350-30-35-18F by calculating the fair value of the reporting unit and comparing the results with the carrying amount. If the fair value exceeds the carrying amount, then the entity must perform the second step test of measuring the amount of the impairment test under Topic 350-30-35-19. An entity has the option to bypass the qualitative assessment and proceed directly to the two step goodwill impairment test. Additionally, the entity has the option to resume with the qualitative testing in any subsequent period. The pronouncement is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company’s adoption of the new standard is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

In October 2012, the FASB issued ASU 2012-04 "Technical corrections and improvements". This ASU makes certain technical correction to the FASB Accounting Standards Codification. The new guidance will be effective for fiscal years beginning after December 15, 2012. The adoption of the new amendments is not expected to have a significant impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S.GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The pronouncement is effective for fiscal years and interim periods ending after December 15, 2012.The adoption of this pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Chineseworldnet.Com Inc. & Subsidiaries

3. AVAILABLE-FOR-SALE SECURITIES

Available –for –sale securities consist of marketable funds, marketable securities and stock options and are summarized as follows:

	2012		2011
		Fair		Fair
		Market		Market
	Cost $	value $	Cost $	value $

Public traded securities	1,177	-	30,560	17,873
Marketable funds	735,215	761,888	609,234	629,082
Stock options	-	-	7,302	3,868
Total	736,392	761,888	647,096	650,823

The fair market value of public traded securities and marketable funds are measured using quoted prices in active market for the identical assets, the total fair market value is the published market price per share/unit multiplied by the number of shares/units held without consideration of transaction costs.

On January 26, 2011, the Company received 300,000 stock options from Argex Mining Inc.(the “Argex”), which expire on July 26, 2012 with each stock option entitling to its holder to purchase one common share at C$0.495 which are vested 25% immediately and remaining 75% shall become vested on every 6 month from the grant date.

During the fiscal year 2011, the Company exercised 75,000 stock options. As at December 31, 2011, Argex cancelled 75,000 stock options and the Company has 150,000 stock options outstanding. During the fiscal year 2012, the Company exercised all remaining 150,000 stock options, sold all Argex’s shares for net proceeds of $156,267, and recognized the gain in the amount of $43,409.

The fair value of the above options granted is estimated on the date of the grant and the date of the year end by using Black-Scholes option pricing model with weights average assumptions for grants as follows:

2011
Stock price	$0.41-$0.50
Risk-free interest rate	1.64%-0.97%
Expected life of options	1.17-0.25 years
Annualized volatility	93.26%-65.84%
Dividend rate	0%
Calculated fair value	$0.0026-$0.1975

4. ACCOUNTS RECEIVABLE

	December 31, 2012	December 31, 2011
Accounts receivable	153,970	233,721
Allowance for doubtful accounts	(87,751)	(129,283)
Total	66,219	104,438

Chineseworldnet.Com Inc. & Subsidiaries

5. EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$
2012
Furniture and fixtures	37,137	30,942	6,195
Computer equipment	100,132	92,632	7,500
Leasehold improvement	25,674	25,674	-
Vehicle	36,683	26,863	9,820
	199,626	176,111	23,515
2011
Furniture and fixtures	35,419	27,889	7,530
Computer equipment	97,773	87,167	10,606
Leasehold improvement	26,642	26,642	-
Vehicle	36,387	18,004	18.383
	196,221	159,702	36,519

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

For the fiscal year 2011 consolidated financial statements, the Company recorded an equity income of $192,399 for the period from January 1, 2011 to December 31, 2011, which resulted in a net investment of $270,371 as of December 31, 2011.

For the fiscal year 2012 consolidated financial statements, the Company recorded an equity income of $166,735 for the year from January 1, 2012 to December 31, 2012, which resulted in a net investment of $372,860 as of December 31, 2012.

7. BANK LOANS

Bank loans consisted of the following:

Chineseworldnet.Com Inc. & Subsidiaries

7. BANK LOANS (cont’d.)

	2012		2011
From Financial institutions	Rate	Balance	Rate	Balance
EFG Bank of HongKong	1.5%	$100,256	1.27%-1.39%	$702,866
Total		$100,256		$702,866

The above bank loans are secured by the Company’s total assets and matured at January 3, 2013. The bank loan has been paid back subsequent to year end.

8. STOCKHOLDERS’ EQUITY

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

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2010	1,540,000	$0.74
Forfeited	(30,000)	0.60
Balance, December 31, 2011	1,510,000	0.74
Forfeited	(20,000)	0.60
Expired	(450,000)	1.08
Balance, December 31, 2012	1,040,000	$0.60

As at December 31, 2012, the Company has 1,040,000 stock options outstanding:

Exercise price	Outstanding as at December 31, 2012			Exercisable as at December 31, 2012
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

$1.08	-	$1.08	-	-	$1.08	-
0.60	1,040,000	0.60	2.44	419,000	0.60	2.44
	1,040,000	$0.60	2.44	419,000	$0.60	2.44

Exercise price	Outstanding as at December 31,2011			Exercisable as at December 31, 2011
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

$1.08	450,000	$1.08	0.78	360,000	$1.08	0.78
0.60	1,060,000	0.60	3.44	206,000	0.60	3.44
	1,510,000	$0.74	2.65	566,000	$0.90	1.75

Chineseworldnet.Com Inc. & Subsidiaries

8. STOCKHOLDERS EQUITY (cont’d.)

The fair value of each stock option granted in the fiscal year 2010 was calculated as $0.30. The Company recorded stock based compensation expense of $59,404 in fiscal year 2012 (2011- $140,042 and 2010-$151,480) for options granted in the previous years. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

2010
Risk-free interest rate	2.65%
Expected life of options	5 years
Annualized volatility	76.71%
Dividend rate	0%

9. RELATED PARTY TRANSACTIONS

[a]	In 2012, the Company incurred $90,000 [2011 - $104,000 and 2010 - $96,000] in consulting fees to a company related to a director of the Company, of which $22,500 was outstanding balance as at December 31, 2012.

[b]	In 2012, the Company paid $110,723 [2011 - $103,651 and 2010 - $124,951] salary to the senior officers of the Company.

[c]	As at December 31, 2012, the Company has non-interest bearing advances from a stockholder and director of $9,500 [2011 - $31,613].

[d]	Included in accounts payable, $74,836 [2011 - $13,287] was payable to directors and senior officers of the Company.

[e]	Included in accounts receivable, $nil [2011 - $387] was receivable from senior officers of the Company.

[f]	As at December 31, 2011, an advance of $2,574 provided by the Company to a director as prepaid expenses had been settled during 2012.

[g]	In 2012, the Company incurred $12,000 [2011 - $12,000 and 2010 - $12,000] in director fees, of which $12,000 [2011 - $Nil] was outstanding and included in accounts payable and accrued liabilities as at December 31, 2012.

[h]	In 2012, the Company provided service for a total of $270,810 [2011 - $202,280 and 2010 - $139,091] to CWN Capital, of which $270,810 [2011 - $202,280] was outstanding and included in receivable from a related party as at December 31, 2012. The balance of receivable from a related party in the amount of $215,644 [2011 - $43,946] represents costs incurred on behalf of CWN Capital by the Company.

[i]	In 2012, the Company provided service for a total of $14,043 [2011and 2010 - $Nil] to CWN Mining Acquisition, a company has significantly influenced by CEO of the Company.

Also see note 6.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

 Chineseworldnet.Com Inc. & Subsidiaries

10. INCOME TAXES

The parent company is subject to the tax laws of Cayman Islands and the tax rate is 0%. NAI is a Canadian company and its income tax expense varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate at 25%. CWN HK and CWN China are taxed at 16.5% and 25% based on the Hong Kong and Chinese tax laws. The reconciliation of the income tax expense is as follows:

	2012 $	2011 $	2010 $

Net Income (loss) for the year	(79,646)	192,626	189,168
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Non-deductible items	15,250	—	—
Change in estimates	(7,259)	-	-
Change enacted of tax rate	-	6,818	15,032
Functional currency adjustments	(2,022)	-	-
Foreign tax rate differential	(84,074)	8,477	1,678
Others	-	(11,461)	1,715
Deferred tax assets not previously recognized	-	-	(63,623)
Change in valuation allowance	127,389	50,752	(62,237)
Income tax expense (recovery)	(49,284)	54,586	(107,435)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at December 31, 2012 and 2011 are comprised of the following:

	2012 $	2011 $

Non-capital loss carryforwards	357,624	278,658
Capital losses	744
Equipment and furniture	1,219	472
Others	(5,539)	—
	354,048	279,130
Valuation allowance	(350,191)	(222,803)
Net deferred income tax assets	3,857	56,327

The Company has non operating loss carryforwards of approximately $288,000 (2011: $223,000) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

$
2028	158,000
2029	67,000
2030	63,000
288,000

In addition, the Company has Canadian capital loss of $5,928, which may be carryfoward indefinitely and apply to reduce further capital gains.

The Company has net operating loss carryforwards of approximately $45,473 (2011: $45,582) which may be carried forward indefinitely to apply against future year income tax for HongKong income tax purposes, subject to the final determination by taxation authorities.

The Company has net operating loss carryforwards of approximately $1,109,400 (2011: $863,108) which may be carried forward to

Chineseworldnet.Com Inc. & Subsidiaries

10. INCOME TAXES (cont’d.)

apply against future year income tax for Chinese income tax purposes, subject to the final determination by taxation authorities, expiring in 2017.

11.  GEOGRAPHIC INFORMATION

The Company’s head office is located in Vancouver, British Columbia, Canada. The operations of the Company are primarily in two geographic areas: Canada and China. A summary of geographical information for the Company’s assets and net loss for the years is as follows:

Year ended December 31, 2012	Canada	China	Total

Revenue from external customers	$1,227,285	$16,353	$1,243,638
Net income (loss)	90,283	(219,214)	(128,931)
Total assets	$2,439,206	$132,058	$2,571,264

Year ended December 31, 2011	Canada	China	Total

Revenue from external customers	$1,661,061	$14,814	$1,675,875
Net income (loss)	341,127	(203,087)	138,040
Total assets	$2,874,902	$307,515	$3,182,417

12. COMMITMENTS

Operating leases

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

$
2013	141,407
2014	115,008
2015	96,532
2016	53,524
Total	406,471

Capital Commitments

According to the approval of the Administration Committee of Zhangjiang High-Tech Park of Shanghai on February 18, 2011, the total registered capital to ChineseWorldNet.com (Shanghai) Ltd. increased from RMB 5,000,000 to RMB 10,000,000. CWN HK is required to contribute the additional registered capital of RMB 5,000,000 by paying cash within two years from August 19, 2011. During the year ended December 31, 2011 and 2012, CWN HK paid cash of $400,000 (RMB 2,581,573) and $200,000 (RMB 1,257,675) respectively. As at December 31, 2012, the Company has capital commitment of RMB 1,160,752 ($184,214) to ChineseWorldNet.com (Shanghai) Ltd.

13.  SUBSEQUENT EVENTS

[a]	Subsequent to the year end, the Company entered into a new consulting agreement with Goldpac Investments Ltd., a company controlled by a director of the Company. The Company will pay $22,500 per quarter to Goldpac Investments Ltd. for the consulting services from January 1 to December 31, 2013.

Also see note 2 and note 7.

14.  COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.

- 77 -