Form 20-F
period 2013-12-31
CHINESEWORLDNET COM INC
filed 2014-05-01
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number 000-33051

CHINESEWORLDNET.COM INC.

(Exact name of Registrant as specified in its charter)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

Appleby, Clifton House 75 Fort Street, PO Box 190, Grand Cayman E9 KY1-1104

(Address of principal executive offices)

Mr. Chi Cheong Liu
President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Tel: +1 (345) 814-2743 Email: info@chineseworldnet.com
Appleby, Clifton House 75 Fort Street, PO Box 190, Grand Cayman E9 KY1-1104

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

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes	☐ No

TABLE OF CONTENTS

Part I			4
Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		4
Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		4
Item 3.	KEY INFORMATION		4
	A.	Selected Financial Data	4
	B.	Capitalization and Indebtedness	4
	C.	Reasons for the Offer and Use of Proceeds	5
	D.	Risk Factors	5
Item 4.	INFORMATION ON THE COMPANY		6
	A.	History and Development of the Company	6
	B.	Business Overview	7
	C.	Organizational Structure	14
	D.	Property, Plants and Equipment	14
Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		14
	A.	Results of Operations	14
	B.	Liquidity and Capital Resources	21
	C.	Research and Development, Patents and Licenses	21
	D.	Trend Information	21
	E.	Off-Balance Sheet Arrangements	21
	F.	Tabular Disclosure of Contractual Obligations	21
Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		21
	A.	Directors and Senior Management	21
	B.	Compensation	22
	C.	Board Practices	22
	D.	Employees	23
	E.	Share Ownership of Directors and Senior Management	23
Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		24
	A.	Major Shareholders	24
	B.	Related Party Transactions	24
	C.	Interests of Experts and Counsel	25
Item 8.	FINANCIAL INFORMATION		25
	A.	Financial Statements	25
	B.	Significant Changes	25
Item 9.	THE OFFER AND LISTING		25
	A.	Offer and Listing Details	25
	B.	Plan of Distribution	26
	C.	Markets	26
	D.	Selling Shareholders	26
	E.	Dilution	26
	F.	Expenses of the Issue	26
Item 10.	ADDITIONAL INFORMATION		26
	A.	Share Capital	26
	B.	Memorandum and Articles of Association	26
	C.	Material Contracts	27
	D.	Exchange Controls	27
	E.	Taxation	27
	F.	Dividends and Paying Agents	27
	G.	Statement by Experts	27
	H.	Documents on Display	28
	I.	Subsidiary Information	28
Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		28
Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		28

- ii -

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Except as the context otherwise requires, all references in this annual report (the “Report”) on Form 20-F to “we,” “us,” “our,” “CWN,” and the “Company” are to ChineseWorldNet.Com Inc. and, where applicable, our former subsidiaries, including NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”), a company incorporated under the laws of Hong Kong, 85% owned interest in ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”), a company incorporated under the laws of People’s Republic of China, and 85% owned interest in Weihai Consulting Investment Ltd. (“Weihai”), a company incorporated under the laws of People’s Republic of China.

Our consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2013” are to our fiscal year ended December 31, 2013, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

Our registered office and principal executive office is located at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104.

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

The following table sets forth selected consolidated financial information from our consolidated financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2013, 2012, 2011, 2010 and 2009.  The information for the last three fiscal years ended December 31, 2013, 2012 and 2011, have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.  Information for the year ended December 31, 2010 has been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

	Year ended December 31,
	2013	2012	2011	2010	2009
Consolidated Statements of Operations:
Revenue	$937,781	1,243,638	1,675,875	1,733,329	906,455
Net income (loss) for the year	(521,394)	(128,931)	138,040	296,604	(402,209)
Net income (loss) attributable to non-controlling interest	(31,156)	(43,843)	(60,926)	107,858	(72,977)
Net income (loss) attributable to common stockholders	(490,238)	(85,088)	198,966	188,746	(329,232)
Earning (loss) per share – basic	(0.05)	(0.01)	0.01	0.02	(0.03)
Earning (loss) per share – diluted	(0.05)	(0.01)	0.01	0.02	(0.03)
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000	10,873,288	10,700,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	11,404,862	10,873,288	10,700,000

Consolidated Balance Sheets:
Total assets	$3,164,476	2,571,264	3,182,417	2,171,219	1,933,021
Equipment	14,853	23,515	36,519	50,521	73,012
Total current liabilities	1,679,145	546,060	1,123,354	384,673	583,959
Total stockholders’ equity (deficiency)	1,485,331	2,025,204	2,059,063	1,786,546	1,349,062

No dividends have been declared or paid in Fiscal 2013 and Fiscal 2012.

B.	Capitalization and Indebtedness

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

There is uncertainty as to our shareholders’ ability to enforce civil liabilities in the Cayman Islands.

We are a Cayman Islands company and have no assets located in the United States.  All of our directors and officers are nationals and/or residents of countries other than the United States.  All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult to effect service of process within the United States upon these persons.  In addition, there is uncertainty as to whether the courts of the Cayman Islands and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of our state.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

ChineseWorldNet.Com Inc. was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands.   The address of our registered and principle executive office is that of our agent, Appleby, being: Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104, telephone number is (345) 949-4900.

In August 2009, we incorporated CWN Capital Inc. (“CWN Capital”) under the BVI Business Companies Act, with a registered address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands, focusing on capital markets businesses.  CWN Capital provided a vehicle for expanding the scope of our businesses into the capital markets.  On October 1, 2010, CWN Capital completed a non-brokered private placement and issued 25,000 of its common shares at a subscription price of $0.01 per share to Silver Lake Investment Partners, Ltd., resulted in CWN diluted down to a 50% ownership in CWN Capital.  On December 18, 2010, CWN Capital completed another non-brokered private placement and issued 55,000 of its common shares at a subscription price of $1.00 per share to Goldpac Investments Partners Ltd., resulted in CWN a diluted down to 23.8% ownership in CWN Capital. As a result we deconsolidated CWN Capital on December 18, 2010 and recorded our interest in CWN Capital as an equity interest. Silver Lake Investment Partners, Ltd. and Goldpac Investments Partners Ltd. were companies controlled by two directors of our company.

On September 8, 2009, CWN China funded and incorporated Weihai as a local entity for the purpose of carrying out certain business operations in the Greater China.  Weihai has the same address as CWN China.  Through CWN China, we had a 85% controlling interest in Weihai.

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company‘s effective ownership of equity interest increased from 83.67% to 85% in CWN China. CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provided us with the capabilities and resources to penetrate and expand particularly in the Greater China markets.  As of December 31, 2013, there were approximately eleven employees in Shanghai, China, with duties ranging from translations, web design and technical support, to sales, business development and marketing.  CWN China also headed our efforts in hosting various events in the Greater China.

During Fiscal 2012 and Fiscal 2013, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

Sale of Subsidiaries

On April 28, 2014, the Company completed the sale of all shares that the Company owned in the capital of its subsidiaries to Ningbo International Limited (the “Purchaser”) in exchange for a cash payment of CDN$263,968.90 and a non-interest bearing promissory note in the principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction”), pursuant to a share purchase agreement dated March 19, 2014 (the “Share Purchase Agreement”). The Transaction amounted to the sale of substantially all of the assets of the Company.

Pursuant to the Share Purchase Agreement, the Company sold its right, title and interest in and to all shares that the Company owned in the capital of its subsidiaries as follows:

1.	100 shares in the capital of NAI Interactive Ltd. (“NAI”), which shares represent all of the issued and outstanding shares in the capital of NAI;

2.	990 shares in the capital of ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”) and 10 shares in the capital of CWN HK owned by Chi Cheong Liu, a director and major shareholder of the Company, on the Company’s behalf, which shares, together, represent all of the issued and outstanding shares in the capital of CWN HK; and

3.	25,000 shares in the capital of CWN Capital Inc. (“CWN Capital”), which shares represent 23.8% of the issued and outstanding shares in the capital of CWN Capital.

The shareholders of the Company approved the Share Purchase Agreement at the extraordinary general meeting of the shareholders of the Company held on April 18, 2014.

CHANGE OF DIRECTORS AND OFFICERS

In connection with the closing of the Share Purchase Agreement, on April 28, 2014, Joe K.F. Tai resigned as President, Chief Executive Officer and a director of the Company, Andy S.W. Lam resigned as a director of the Company, Kelvin Szeto resigned as Chief Financial Officer and Chief Operating Officer of the Company, Gilbert Chan resigned as Senior Vice President, Marketing and Investor Relations of the Company and Terry Wong resigned as Financial Expert of the Company. In addition, on April 28, 2014, Chi Cheong Liu was appointed as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

B.	Business Overview

As of Fiscal 2013, we had four principal businesses operated by NAI, CWN HK and CWN China: (1) the financial web portal (“Portal”) business, conducted under the ChineseWorldNet.com brand via the “www.chineseworldnet.com” website; (2) the investor relations and public relations (“IR/PR”) business, conducted under the NAI500 brand via a number of media channels including the “www.nai500.com” and “en.nai500.com” websites, as well as certain other promotional services; (3) the North America and Greater China cross-border business partnering conferences (“Conference”) business, conducted via the brand of Global Chinese Financial Forum and its ”www.gcff.ca” website; and (4) the financial content and information distribution business.

Financial Web Portal (“Portal”) Business

Overview

NAI’s www.chineseworldnet.com website is a web-based portal that provides up-to-date financial content and information and financial management tools in the Chinese language targeting the Chinese investor community in North America.  The Portal business provides financial news and covers corporate information of more than 98% of the listed stocks on major North American exchange markets, including New York Stock Exchange (“NYSE”), American Stock Exchange (“AMEX”), NASDAQ Stock Market (“NASDAQ ”), OTC Bulletin Board (“OTCBB”), Toronto Stock Exchange (“TSX”), and Toronto Venture Exchange (“TSX-V”).  The Portal business also provides certain coverage of the financial markets in China, Hong Kong and Taiwan.  All information and services that are provided through the www.chineseworldnet.com website are free of charge, except certain premium and personalized information and services such as premium articles and market commentary accessible only by “Premium Subscribers” who are required to register as a subscriber and pay a subscription fee.

Current Product / Service Offering

The Portal business provides an abundant of resources and investor’s tools on a variety of items including: Stocks, Forex, Options, Futures, ETF (exchange-traded funds), Financial Services and Financial Products.  The following contents and features are provided free of charge on the www.chineseworldnet.com website to all readers, other than the Premium Services described below for which a subscription fee is charged.

Company Profile

This section features a variety of interactive investment tools that enable users to conduct their own financial research of companies, including delayed stock quotes, summary company profiles, analysts’ buy/sell ratings, company news, insider trading information, intraday and historical stock charts, and financial statements summary.

Headlines and Market News

Throughout the day, the Portal provides headlines and news stories in brief covering various corporate announcements.  The Portal also provides continuous update of market news from 5 a.m. to 5 p.m. Pacific Time on each business day covering the latest movements of the major indices, the most active stocks, news from foreign markets, earnings news, mergers and acquisitions news, and other major market events.

Commentary

This section features commentary prepared by in-house editorial team and external contributors who comment on topics such as money management, technical analysis, currency issues, industry analysis, macroeconomics, fundamental analysis, financial planning, mutual funds, initial public offerings, technology, and international investing.

Premium Services

In addition to the provision of financial news and corporate information of public companies in North America and the Greater China region, our www.chineseworldnet.com website also offers to Premium Subscribers, through partnerships and affiliations, personalized services such as online investment tools and applications such as portfolio tracking.  The following “Premium Services” are provided to Premium Subscribers, who currently pay a monthly subscription fee of $9.95 or an annual subscription fee of $59.95.

a.	Personalized Financial Services “MyCWN”:

“MyCWN” is a platform on the www.chineseworldnet.com website that allows Premium Subscribers to create a personalized portal to customize and manage their own personal stock portfolios. They can also easily access and view news and information of companies in their particular portfolios.

b.	CWN Research Reports

Premium Subscribers get access to weekly in-depth research reports prepared by the in-house editorial team on individual stocks, overall market trends, industry, and other topics of interest.

Future Product / Service Offering

Readers are not required to register as subscribers at this time.

During fiscal 2011, www.chineseworldnet.com website was upgraded to provide a new layout that focuses on user friendliness.

Revenue Model of the Portal Business

Premium Subscription Fees

All information and services provided through the www.chineseworldnet.com website are free of charge, except certain premium and personalized information and services such as premium articles and market commentary accessible only by Premium Subscribers who are required to register as a subscriber and pay a subscription fee.  Currently, Premium Subscribers pay a monthly subscription fee of $9.95 or an annual subscription fee of $59.95.

Banner Advertising

NAI derived revenue from selling banner advertising space on the www.chineseworldnet.com website.  The fee for a six-month banner ad ranges from $750 to $1,980 per month.  The amount of fees charged depends on the size and the location of the banner ad on the website.  There is no price adjustment to the monthly fees if the actual clicks differ from the estimated clicks.

Online Marketing and Intermediary Service

It was our intention that its subscribers be able to access information on various financial products and service providers such as online brokerage, mutual funds, insurance and bonds by logging onto its partnering companies’ independent Internet-based trading platforms through its web portal.  However, the Company was not involved in executing any types of transactions for the account of others.  All trading transactions are performed directly between the subscribers and partnering companies.  In order to do so, the subscribers have to independently register with partnering companies.

The Portal business derives no revenue from ubscribers through this service offering.

Investor Relations and Public Relations (“IR/PR”) Business

Overview

The IR/PR business was the result of the acquisition of NAI.  NAI operates the IR/PR business focusing on providing IR/PR services for fast growing public companies trading on the North American exchange markets to reach the Chinese investor community in North America through various media such as its www.nai500.com website, publications, and various web and online marketing services.  In May 2009, NAI rebranded its business model and launched “NAI 500” which provides the 500 fastest growing companies from 10 different sectors generated from NAI’s market intelligence and street-smart expertise accumulated through its 10 plus years of operations and experience.  NAI also added a road show business component in 2009, providing face-to-face meeting opportunities for public companies and institutional and retail investors.

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

In October 2010, NAI launched the “NAI 500 iPhone App”, which is a mobile phone application designed for iPhone users to access NAI 500 content and information from their iPhone including delayed stock quotes and updates, daily top stories, press releases etc., available in both Chinese and English, downloadable from the Internet for free.

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

Road Show Business

During fiscal 2010, NAI started the Road Show Business where it creates and provides face-to-face meeting opportunities for its North American public company clients and their representatives to meet with potential institutional and high net worth individual investors in Greater China.  NAI operates its Road Show Business in two separate models: firstly, multi-client road shows and secondly, tailor made road shows for individual clients. NAI arranges everything from top to bottom and brings its client companies together in Greater China and provides an environment (e.g. private meetings, presentations, luncheons, dinners etc.) for them to meet with potential investors, and charged the participating companies for fees and expenses accordingly, ranges from $20,000 to $25,000.  NAI operates this through collaboration with various investment groups in China in addition to partnership with a top local brokerage firm that has a client base and network of over 3 million potential investors.  NAI focused on working with Mining companies listed on TSX or TSX Venture in the past 3 years but has expanded more to the oil & as sector beginning in 2013. NAI expects to continue to expand its Road Show Business in 2014 by continuing the same format.

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

Chinese Webpage Design, Hosting and Maintenance

NAI offers assistance to client companies to translate their English websites into Chinese.  These Chinese web pages are linked to the featured company section on the www.nai500.com website.  NAI charges a one-time set-up fee plus a 12-month maintenance fee for our services ranging from $2,000 to $5,000 based on the scope of services as agreed with each client.

Online Marketing Service

This service aims to increase the publicity and website traffic of client companies’ websites.  Our range of online marketing service includes the creation of search criteria for Internet-based search engines to enable quick access to client companies’ websites, e-mail blasts to NAI members and other services such as online promotional events to help increasing Internet traffic to client companies’ websites.  In particular, our “Mining Search Engine” was launched in November 2006 focusing on the promotion of client companies from the mining sector. This service aims to provide and promote the mining companies’ information and news to potential investors and at the same time increasing such companies’ publicity in the community.  NAI currently charges its e-mail blast service at $600 to $1,200 per blast which reaches over 64,000 of our registered members.

Publication Service

NAI began publishing specialty investment publications in 2002. The first investment handbook was focused on the mining sector, selling for CDN$13.80 Canadian dollars each.  In 2005, NAI published the Mining Investment Guide, Vol. 3 and the Chinese Theme Stocks Investment Guide, Vol. 1, both selling for CDN$13.80 Canadian dollars each.  In 2006, NAI published the Mining Investment Guide, Vol. 4, selling at an increased price of CDN$29.50 Canadian dollars each due to content increase.  In 2007, NAI published the Mining Investment Guide, Vol. 5 and the Chinese Theme Stocks Investment Guide, Vol. 2 – A New Chapter of Success, both selling for $29.95 each.  In 2008, NAI published the Resource Investment Guide, Vol. 6, a renamed iteration of the Mining Investment Guide, selling for $29.95 each.  In 2009, NAI published the Resource Investment Guide, Vol. 7 and the China Theme Stocks Investment Guide 2009/2010, both selling for $29.95 each.  In 2010, NAI published the Resource Investment Guide 2010/2011, Vol. 8, selling for $29.95 each.  In 2011, NAI published the Resource Investment Guide Vol 9 - 2011/2012 selling for the same price again. For 2012, NAI distributed the Resource Investment Guide through paid distribution channels, such as book stores, in both North America and China, and NAI also intend to increase the price of the Resource Investment Guide to $39.95. In 2013, NAI published the Gold Book, which was sold for USD$49.99. NAI charge client companies ranged at $500 to $2,000 each to be profiled in the publications.  The publications are sold through NAI’s and CWN HK’s offices, online and in selected bookstores. In 2013, the company launched various investment guides with more sector focus: gold, uranium, specialty metals and energy.

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

Future Product / Service Offering

With the sale of NAI in April 2014, the Company will have no further involvement with future products and service offerings of the IR/PR business.

Revenue Model of the IR/PR Business

The IR/PR business is marketed via the brand name of NAI 500.  Sources of revenue for the IR/PR business are from each of the current product / service offering mentioned above.

Conference (“Conference”) Business

Overview

NAI’s conference business was originally an integrated aspect of products and services provided by NAI under our IR/PR business model.  Because of the success of our conference series in 2006, the conference business has grown to become an individual component of our business model.

NAI organizes and markets its conferences in the name of Global Chinese Financial Forum (“GCFF”) in the North America and China and operates the investment seminar and conference website www.gcff.ca. GCFF provides a networking environment for local private and public companies and services providers in China.  Since 2008, GCFF has increased its focus and efforts on providing cross-border partnership opportunities in the capital markets in North America and Greater China.  The GCFF aims to be the largest series of bilingual (Chinese/English) financial and business related functions connecting participants and client companies including individual potential investors, public and private companies, service providers, and various industry associations.  Revenue generated through GCFF is recorded under the revenue model of NAI 500. In 2013, NAI successfully held two Global Resource Investment Conferences in China in the cities of Shanghai and Shenzhen. The strategy is to build GCFF series in different cities of Canada, US or Greater China to serve the local market. As of 2013, NAI has successfully hosted GCFF events in Vancouver, Toronto, Shenzhen, Shanghai, and Hong Kong and intends to expand its presence into more other cities in the future and increase the scale of its events.

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

Future Product / Service Offering

With the sale of NAI in April 2014, the Company will have no further involvement with future products and service offerings of the GCFF conferences.

Revenue Model of the Conference Business

NAI charges $3,000 for a standard exhibition booth at GCFF retail level events.  With respect to the GCFF industrial, cross-border related events, individual delegate passes were charged between $980 and $1680.  NAI also earned revenue from sponsorships. Conference specific sponsorship fees ranged from $5,000 to $30,000.   As of Fiscal 2013, complimentary admission is offered for individual investors pre-registering for the conferences.  Drop-in attendees were required to pay an admission fee ranging from $15 to 25 depending on the conferences.

FINANCIAL CONTENT AND INFORMATION DISTRIBUTION BUSINESS

Overview

During fiscal 2010, we had restructured our business model and focused our resources on the development as a financial content and information provider targeting potential investors in the Greater China; in addition to building our network with various content and information distribution channels in the region. Through the various products and services offered, we have accumulated substantial and valuable corporate information and financial data in our database, including companies publicly listed in North America, market news, investors’ tools and commentaries etc. We translate such information and data into Chinese and collaborate with local Greater China distribution channels to distribute and disseminate the contents and information. In March 2010, we have signed a Distributorship Agreement with MegaHub Limited, a fast growing player in financial data distribution in the Greater China providing us with exposure to various financial institutions and over 100 million active investors in the region. We are also actively engaging other joint venture opportunities as part of our efforts in this new endeavor.

Current Product / Service Offering

We provided and licensed proprietary financial content and data to clients electronically for publishing, distribution, and broadcasting. Our financial content includes North American public company fundamental information, financial information, sector and industry analysis, stock information, and various tools for assisting investors, all of which is produced in Chinese.

Future Product / Service Offering

With the sale of NAI, CWN HK and CWN China in April 2014, the Company will have no further involvement with future products and service offerings of the financial content and information distribution business.

Revenue Model of the Financial Content and Information Distribution Business

NAI charged $2,000 to $4,000 per month for clients of our financial content and information distribution business.

Revenue Breakdown

The breakdown of the revenue sources for the years ended December 31, 2013, 2012 and 2011 is as follows.

	Year ended December 31,
Revenue Breakdown	2013	2012	2011
GCFF Conference Business	$430,377	$513,715	$683,378
Road Show Business	87,396	153,461	151,699
Various IR/PR Service	61,177	97,706	323,716
Chinese Webpage Design, Hosting and Maintenance	115,373	137,911	156,709
Online Marketing Service	28,683	73,135	118,950
Banner Advertising	3,122	1,740	30,552
Publication Service	16,825	11,478	31,054
CWN Membership and Online Service	2,643	2,844	3,287
Translation Service (Company Review, Company Newsletter)	4,500	9,464	11,721
Other Revenues	187,685	242,184	164,789
Total	$937,781	$1,243,638	$1,675,875

The breakdown of the revenue sources by geographic market for the years ended December 31, 2013, 2012,and 2011 is as follows. A majority of our revenues was generated from our wholly-owned subsidiary NAI based in Vancouver in Canada, and partly is generated from CWN China based in Shanghai in China.

	Year ended December 31,
Revenue Breakdown	2013	2012	2011
Canada	923,350	1,227,285	1,661,061
China	14,431	16,353	14,814

Corporate Strategy and Strategic Business Plan

Over the past years, global investment interest, particularly from the Greater China region, has been focused on the natural resources sectors, including mining and oil and gas, and our business model has reacted accordingly to capture the opportunities this global trend has brought to our Conferencing and IR/PR business.  With regards to our Financial Content and Information business, our business model had been focused on our development as a financial content and information provider targeting potential investors in the Greater China region.  Through the various products and services we offered, we had accumulated substantial and valuable corporate information and financial data in our database, including companies publicly listed in North America, market news, investors’ tools and commentaries etc.  We translated such information and data into Chinese and collaborate with local Greater China distribution channels to distribute and disseminate the contents and information.  In March 2010, we signed a Distributorship Agreement with MegaHub Limited, a fast growing player in financial data distribution in the Greater China providing us with exposure to various financial institutions and over 100 million active investors in the region.  We had also actively engaged other joint venture opportunities as part of our efforts in this new endeavor.

In addition, our goal was to become a global leader in communication and information gateways between investors and products and services providers worldwide.  We offered an Internet-based financial community by providing a diverse range of financial news and corporate information on public companies targeting the Chinese investors in North America and Asia.  Through our infrastructure and client and user base, we formed partnerships and collaborations with various providers of financial products and services and market them to Chinese investors in North America and Asia. We believe we have already built a strong foundation of our Portal and IR/PR businesses in North America.  Since fiscal 2010, with the growing interest in Asia and the Greater China region as a source of capital for North American companies, our IR/PR business has seen growing potential in the Hong Kong and the Greater China markets, particularly with investors in the natural resources industries.  Our Conference business, named the Global Chinese Financial Forum or GCFF, evolved into a stand-alone business since 2006 and conferences are being hosted in major cities in North America and Greater China. Since fiscal 2011, our Conference business has also evolved to include a new brand within the GCFF, the Global Resource Investment Conference, held specifically in China, in cities such as Shenzhen, for the purpose of capturing the increasing opportunities in the mining and energy markets. We provided a networking environment to companies and products and services providers and we connect them together by the various services we offer.  As we had already established our presence in the North American market, our next milestone was to penetrate deeper into the Greater China market, beyond our existing presence in major cities such as Shanghai, Shenzhen, and Hong Kong, and then gradually expand into other cities in Asia, particularly Seoul and Taipei.  Together, our four principal businesses enabled us to further expand our businesses and services to reach the users in Asia with a focus on the Greater China region.

As part of our expansion into Asia, CWN China was spearheading our efforts in establishing partnerships with local Chinese organizations and companies. One of which is our exclusive partnership agreement with Shanghai International Mining Exchange, which has mandated CWN to become the exclusive representative of the Shanghai International Mining Exchange in North America. The partnership with the Shanghai International Mining Exchange is to assist that group to find potential clients with North American based mining and energy companies and will allow CWN to access a new layer of investors from China.  CWN China currently has three main purposes: (1) It helps building the necessary channels to capture the financial information, conference and IR/PR businesses locally.  (2) It offers assistance in the organization and coordination of regional marketing activities.  For instance, the Shenzhen Conference 2012 in December 2012 relied on the networks we gained through CWN China in order to bring in local Chinese governmental agencies, public and private companies, industrial associations and other business professionals and experts in order to provide the attendees, speakers and partners for this industrial level event. In addition, NAI’s events and roadshows in Shanghai, Shenzhen, Toronto and Hong Kong have greatly benefitted from the coordination, marketing and business development work done by CWN China.  (3) It seeks other business opportunities including the development of investor relations/public relations business, the creation of a basis for potential acquisition opportunities, and for further the digital financial media business in the Greater China region.

Internet Content Partners

Through NAI, the Company had agreements in place with the following Internet content partners:

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

Our agreements with PR Newswire, Tanrich Financial Group and FMFOREX were all service-to-service connections which did not incur any direct fees on us.  We provide a channel to PR Newswire for dissemination of press releases in return for PR Newswire’s content and trademark to be provided on our website.  Tanrich Financial Group provides us with the Hong Kong market sector news for our marketing purposes and in return we provide a link to access the Tanrich Financial Group website on our website.  FMFOREX provides foreign exchange data and news in exchange for complimentary ad space on our website.

With the sale of NAI, the Company is no longer involved in the agreements.

C.	Organizational Structure

ChineseWorldNet.Com Inc. (“CWN”) was incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Our registered and principal executive office is located at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104.

As a result of the sale of its subsidiaries to Ningbo International Limited on April 28, 2014, CWN has no subsidiaries.

D.	Property, Plants and Equipment

We do not own any real property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2013, 2012, and 2011 should be read in conjunction with the consolidated financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses.  Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2013, 2012, and 2011

For the year ended December 31, 2013 (“Fiscal 2013”), we recorded a net loss of $521,394 with a net loss of $490,238 attributable to common stockholders (($0.05) per Common Share), compared to a net income of $128,931 of which $85,088 was attributable to common stockholders ($0.01 per Common Share) for the year ended December 31, 2012 (“Fiscal 2012”).  The decrease of net income of $392,463 was primarily due to the decrease revenue, the increase loss from foreign exchange and the consolidation of the operation loss from CWN Capital despite the fact that the company reduced expenses on salary, costs of conferencing events and travelling & entertainment expenditures. In Fiscal 2013, we recorded revenue of $937,781 compared to $1,243,638 in Fiscal 2012.  The decrease of revenue of $305,857 was primarily the large drop of core business in North American because adverse global economic conditions persisted in 2013.

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

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

In Fiscal 2013, the Company saw continued uncertainty in the western economy and capital markets, reflected in the volatility seen in the mining exploration industry. In light of the continued uncertainty in the markets, the Company has taken measures to reduce operating costs.   We generated revenue from our Portal, and NAI’s IR/PR and Conference businesses.  Our revenue sources came from these products and services that NAI offered – GCFF Conference Business, Road Show Business, Various IR/PR Service, Chinese Webpage Design, Hosting and Maintenance, and Online Marketing Service.  Other revenue sources included Banner Advertising, Publication Service, CWN Membership and Online Service, Translation Service, and others.

Revenue Growth Trend

The weakened western capital markets and the lack of capitalization of Canadian junior mining exploration companies, which is the main clientele of the NAI’s products, have had a negative impact on our businesses in Fiscal 2013 as shown in our decreased revenues, client base and conference attendance and sales.  Sales of conference exhibition spaces have been notably impacted as potential clients faced tighter budgets.  Our business development strategies in the Greater China region, while showing success in terms of the attraction of varied and sizable investors to our events, have not significantly impacted our revenues as these investors are not a major client base for our products.

Revenues

GCFF Conference Business

Revenue generated from GCFF Conference Business was $430,377 in Fiscal 2013, compared to $513,715 in Fiscal 2012.  The decrease of revenue by $83,338 was due to the decrease of presenting companies and exhibitors’ sponsorship in our conferences in North American and China during Fiscal 2013 as compared to Fiscal 2012.

Road Show Business

Revenue generated from Road Show Business was $87,396 in Fiscal 2013, compared to $153,461 in Fiscal 2012.  The substantial decrease of revenue by $66,065 in Fiscal 2013 as compared with Fiscal 2012 was due to the reduction of the number of companies that participated for the events in 2013 ..

Various IR/PR Service

Revenue from Various IR/PR Service was $61,177 in Fiscal 2013, compared to $97,706 in Fiscal 2012.  The decrease of revenue by $36,529 was mainly due to drop on client companies participated our IR/PR services as compared to Fiscal 2012.

Chinese Webpage Design, Hosting and Maintenance

Revenue from Chinese Webpage Design, Hosting and Maintenance was $115,373 in Fiscal 2013, compared to $137,911 in Fiscal 2012.  The decrease of $22,538 was primarily due to less client companies interested in our Chinese micro-site development and hosting services as compared to Fiscal 2012.

Online Marketing Service

Revenue from Online Marketing Service was $28,683 in Fiscal 2013, compared to $73,135 in Fiscal 2012.  The significant decrease of $44,452 was primarily due to large decrease of client companies subscribed our online data providing services and E-mail blast services in Fiscal 2013 as compared to Fiscal 2012.

Banner Advertising

Revenue we generated from Banner Advertising increased to $3,122 in Fiscal 2013 from $1,740 in Fiscal 2012.  No significant difference in Fiscal 2013 as compared with Fiscal 2012 on client companies’ frequency of placing advertisements on our websites.

Publication Service

Revenue we generated from Publication Service slightly increased by $5,347 from $11,478 in Fiscal 2012 to $16,825 in Fiscal 2013.  This was primarily due to the increase in number of sponsorship of our client companies in Fiscal 2013.

CWN Membership and Online Service

Revenue we generated from CWN Membership and Online Service decreased $201 from $2,844 in Fiscal 2012 to $2,643 in Fiscal 2013.  This was primarily due to slightly decrease in the number of Premium Subscribers of our websites as compared to a year ago.

Translation Service

Translation Service was $4,500 in fiscal 2013, compared to $9,464 in fiscal 2012. The decrease of $4,964 was due to less translation projects as compared to a year ago.

Other Revenues

Other Revenues was $187,685 in fiscal 2013, compared to $242,184 in fiscal 2012.  The large decrease of $54,499 was mainly due to the substantial reduction of consulting fee revenue as compared to a year ago.

Expenses

For fiscal 2013, we recorded operating expenses of $1,195,775 compared to operating expenses of $1,613,282 for fiscal 2012.  The large decrease of operating expenses of $417,507 was primarily due to decrease of expenditures on salary, seminar and conference related expenses, travel and entertainment and stock based compensation in Fiscal 2013 as compared to fiscal 2012.

Advertising and Promotion

Advertising and promotion expenses were $82,907 in fiscal 2013, compared to $212,930 in Fiscal 2012. Substantial decrease on expenses of $130,023 was primarily due to the resources that were allocated in operating our conferencing events were further reduced in Fiscal 2013 as compared with Fiscal 2012. The size of events greatly contracted and the expenses, such as hotel rentals and advertisements, were diminished accordingly in Fiscal 2013 in light of adverse market conditions.

Audit and Legal

Audit and legal expenses were $82,014 in fiscal 2013, compared to $84,354 in Fiscal 2012.  The slightly decrease of $2,340 was primarily due to the decrease of legal fees in Fiscal 2013 as compared to Fiscal 2012.

Consulting Fees

Consulting fees expenses were $90,000 in Fiscal 2012 and 2013. No new contracts were signed in Fiscal 2013 and fee of $90,000 was remained unchanged.

Depreciation

Depreciation expenses were $7,776 in Fiscal 2013 compared to $15,216 in Fiscal 2012. The difference was mainly due to the adjustment done for depreciation method on fixed assets in CWN Shanghai in Fiscal 2013.

Directors’ Remuneration

Directors’ remuneration expenses were $12,000 in Fiscal 2013, which is the same as that in Fiscal 2012.  There were no changes on the directors’ fees paid to each director during Fiscal 2013 and 2012.

Office and Miscellaneous

Office and miscellaneous expenses were $72,142 in Fiscal 2013, compared to $82,316 in Fiscal 2012.  The decrease of $10,174 was primarily due to decreases on expenditures of web site and server maintenance and other sundry expenses in Fiscal 2013.

Printing

Printing expenses were $8,068 in Fiscal 2013, compared to $17,579 in Fiscal 2012. The decrease of $9,511 was primarily due to less promotional material being printed for advertising and conferences in Fiscal 2013 as compared to Fiscal 2012. The number of mining investment guides printed in Fiscal 2013 was further reduced as compared to Fiscal 2012.

Provision for bad and doubtful debts

Provision for bad and doubtful debts was $51,112 in Fiscal 2013 as compared to a credit of $30,472 in Fiscal 2012. The increase was mainly due to provision for bad doubtful debts for one customer which was uncollectible in Fiscal 2013.

Rent and Operating

Rent and operating expenses were $145,356 in Fiscal 2013, compared to $139,509 in Fiscal 2012. There was no change on the rent in Fiscal 2013, as compared to Fiscal 2012. The increase of $5,847 was mainly due to extra strata fees paid by NAI in Fiscal 2013.

Salaries and Benefits

Salaries and benefits expenses were $491,519 in Fiscal 2013, compared to $695,639 in Fiscal 2012.  The large decrease of $204,120 was primarily due to a reduction on numbers of employee in NAI during Fiscal 2013.

Stock-based Compensation

Stock-based compensation expenses decreased $33,563 from $59,404 in Fiscal 2012 to $25,841 in Fiscal 2013. There was no new stock incentive options granted during Fiscal 2013.

Telephone

Telephone expenses were $13,747 in Fiscal 2013, compared to $18,808 in Fiscal 2012.  The substantial decrease of $5,061 was primarily due to lesser expenditure on telephone charges by signing a cheaper contract with service provider in Fiscal 2013.

Travel and Entertainment

Travel and entertainment expenses were $113,293 in Fiscal 2013, compared to $215,379 in Fiscal 2012.  The substantial decrease of $102,086 was primarily due to lesser travelling allowances spent on keynote speakers for our conferences in Fiscal 2013 as compared with Fiscal 2012. Also, management and business development teams travelled to Asia and met a greater number of potential clients were lesser in Fiscal 2013 as compared with Fiscal 2012.

Other Income (Loss)

We recorded other loss of $259,543 in Fiscal 2013, compared to other income of $289,997 in Fiscal 2012.  The substantial increase of other loss of $549,540 was primarily due to loss of $89,108 on foreign exchange in Fiscal 2013, as compared with gain of $35,294 in Fiscal 2012. The company recorded an equity loss of $197,276 in Fiscal 2013, as compared with an equity income of $166,735 in Fiscal 2012. In Fiscal 2013, we recorded a profit on short-term investment of $6,451, as compared gain of $50,193 in Fiscal 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The continued weakened western economy in 2012 has impacted the western capital markets as well as the mining exploration industry, which has caused weakened market demand for the Company’s conference business and NAI’s various products.  We generated revenue from our Portal, IR/PR and Conference businesses.  Our revenue sources came from these products and services we offered – GCFF Conference Business, Road Show Business, Various IR/PR Service, Chinese Webpage Design, Hosting and Maintenance, and Online Marketing Service.  Other revenue sources included Banner Advertising, Publication Service, CWN Membership and Online Service, Translation Service, and others.

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

Inflation

We do not believe that inflation will have a material adverse effect on our financial condition.  Traditionally, Canada has not been a country that experienced a substantial increase in inflation.  As of December 31, 2013, the annual average rate of inflation in Canada was 1.14%.

B.	Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents of $1,715,300 (December 31, 2012 – $805,874). We had a working capital of $1,322,672 at December 31, 2013, compared to $1,628,829 at December 31, 2012.

C.	Research and Development, Patents and Licenses

We have not engaged in research and development activities for the last three fiscal years, and have no patents and licenses.

D.	Trend Information

As a result of the sale of our subsidiaries on April 28, 2014, we do not currently know of any trends that would be material to our operations.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Payments due by period ($)
Contractual Obligations as of December 31, 2013	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	253,208	98,747	154,461	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	253,208	98,747	154,461	—	—

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth all directors and executive officers of CWN.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu(1)	54	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu(1)	53	January 12, 2000	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

The following table provides information regarding direct and indirect remuneration paid to the directors and executive officers of CWN and its subsidiaries during Fiscal 2013.

	Annual Compensation in Fiscal 2013
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Joe K.F. Tai(1)(5) Director, President and Chief Executive Officer	Nil	Nil	93,000
Chi Cheong Liu(2)(5) Director and Treasurer	Nil	Nil	3,000
Chi Kong Liu(3)(5) Director	Nil	Nil	3,000
Andy S.W. Lam(4)(5) Director	Nil	Nil	3,000
Kelvin Szeto(5) Chief Operating Officer and Chief Financial Officer	51,075	Nil	Nil
Gilbert Chan(5) Senior Vice President, Sales and Marketing	47,279	Nil	Nil

(1)	Mr. Tai is a shareholder and does not receive salary. We paid Mr. Tai director fee of $3,000 per year in 2013, $3,000 per year in 2012, and $3,000 per year in 2011. We had consulting agreements with Goldpac Investments Ltd. and paid consulting fees of $90,000 per year in 2013 and $90,000 per year in 2012 and $80,000 in 2011. Mr. Tai is Managing Director of Goldpac Investments Ltd.

(2)	Mr. Liu is a shareholder and does not receive salary. We paid Mr. Liu director fee of $3,000 per year in 2013, 2012 and 2011.

(3)	Mr. Liu is a shareholder and does not receive salary. We paid Mr. Liu director fee of $3,000 per year in 2013, $3,000 per year in 2012, and $3,000 per year in 2011.

(4)	Mr. Lam is a director and does not receive salary. We paid Mr. Lam director fee of $3,000 per year in 2013 and $3,000 per year in 2012, and $3,000 per year in 2011.

(5)	In connection with the closing of the Share Purchase Agreement, on April 28, 2014, Joe K.F. Tai resigned as President, Chief Executive Officer and a director of the Company, Andy S.W. Lam resigned as a director of the Company, Kelvin Szeto resigned as Chief Financial Officer and Chief Operating Officer of the Company, Gilbert Chan resigned as Senior Vice President, Marketing and Investor Relations of the Company and Terry Wong resigned as Financial Expert of the Company. In addition, on April 28, 2014, Chi Cheong Liu was appointed as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

Directors hold office for a term of one year or until the next annual general meeting of shareholders at which directors are elected.  All of the current directors have served our company since January 12, 2000.  Our officers are appointed by the board and serve at the board’s discretion.

We have not entered into service contracts with any of our directors.

We do not have an audit committee or remuneration committee, but our entire board of directors acts in such capacities.

D.	Employees

As of December 31, 2013, there were seven employees in NAI and twelve employees in CWN China.

Employee Breakdown	NAI (Vancouver)	CWN China (Shanghai)
Management	1	0
Business Development	3	3
Editorial	0	5
Finance and Accounting	1	1
IT	0	1
Sales/Marketing	2	1
Total	7	11

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2013.  The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2014.

Name and Respective Office and Position Held	Share Ownership	% Share Ownership
Joe K.F. Tai(1)(2)(9)	250,000	2.28%
Chi Cheong Liu(3)(4)(9)	1,730,000	15.80%
Chi Kong Liu(5)(9)	580,000	5.30%
Andy S.W. Lam(6)(9)	—	—
Kelvin Szeto(7)(9)	150,000	1.37%
Gilbert Chan(8)(9)	50,000	0.46%
Total	2,760,000	25.21%

(1)	Ms. Tim Yee Lau, a related party to Mr. Tai, owned 112,500 Common Shares of our company. Goldpac Investments Ltd., for which Mr. Tai is Managing Director, owned 200,000 Common Shares of our company. Total direct and indirect share ownership was 562,500 Common Shares or 5.14% of the total Common Shares of our company.

(2)	Mr. Tai owns 300,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(3)	Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owned 1,166,667 Common Shares of our company. Total direct and indirect share ownership was 2,896,667 Common Shares or 26.45% of the total Common Shares of our company.

(4)	Mr. Liu owns 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(5)	Mr. Liu owns 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(6)	Mr. Lam owns 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(7)	Mr. Szeto owns 180,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(8)	Mr. Chan owns 140,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(9)	In connection with the closing of the Share Purchase Agreement, on April 28, 2014, Joe K.F. Tai resigned as President, Chief Executive Officer and a director of the Company, Andy S.W. Lam resigned as a director of the Company, Kelvin Szeto resigned as Chief Financial Officer and Chief Operating Officer of the Company, Gilbert Chan resigned as Senior Vice President, Marketing and Investor Relations of the Company and Terry Wong resigned as Financial Expert of the Company. In addition, on April 28, 2014, Chi Cheong Liu was appointed as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

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

As at December 31, 2013, we had 1,020,000 options issued and outstanding, of which 612,000 options were fully vested.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at April 29, 2014.  The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2014.

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

As at April 29, 2014, there were five registered shareholders in the U.S. with holdings of 2,170,833 Common Shares representing 19.82% of the total issued and outstanding Common Shares.

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

In 2013, the Company incurred $90,000 [2012 - $90,000 and 2011 - $104,000] in consulting fees to a company related to a director of the Company, of which $22,500 [2012 - $22,500 ]was outstanding balance as at December 31, 2013.

In 2013, the Company paid $98,102 [2012 - $110,723 and 2011 - $103,651] salary to the senior officers of the Company.

As at December 31, 2013, the Company has non-interest bearing loan from stockholders of $12,444 [2012 - $24,150].

Included in accounts payable, $84,947 [2012 - $74,836] was payable to directors and senior officers of the Company.

During Fiscal 2013, the Company incurred $12,000 [2012 - $12,000 and 2011 - $12,000] in director fees, of which $12,000 [2012 - $12,000 and 2011 - $12,000] was outstanding and included in accounts payable and accrued liabilities as at December 31, 2013.

During Fiscal 2013, the Company provided service for a total of $115,093 [2012 - $270,810 and 2011 - $202,280] to CWN Capital, of which $115,093 [2012 - $270,810] was outstanding and included in receivable from a related party as at December 31, 2013. The balance of receivable from a related party in the amount of $57,147 [2012 - $215,644] represents costs incurred on behalf of CWN Capital by the Company.

In 2013, the Company provided service for a total of $11,653 [2012- $14,043 and 2011 - $Nil] to CWN Mining Acquisition, a company has significantly influenced by CEO of the Company.

C.	Interests of Experts and Counsel

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8.	FINANCIAL INFORMATION

A.	Financial Statements

This Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2013, 2012, and 2011, including our consolidated balance sheets as of December 31, 2013, and 2012, and the consolidated statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2013, 2012, and 2011, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page 60 of this Report.

B.	Significant Changes

There have been no significant changes in our businesses in the period from December 31, 2013 until the date of this document.

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

Periods	High		Low
Fiscal 2013		$0.55		$0.05
Fiscal 2012		$1.34		$0.12
Fiscal 2011		$1.40		$0.12
Fiscal 2010		$0.75		$0.25
Fiscal 2009		$0.25		$0.13
Fiscal 2008		$1.30		$0.20
Fiscal 2007		$1.50		$1.00

Fiscal 2014
1Q-2014(1)		$0.05		$0.05

Fiscal 2013
4Q-2013(1)		$0.25		$0.05
3Q-2013(1)		$0.25		$0.25
2Q 2013		$0.25		$0.25
1Q 2013		$0.55		$0.12

Fiscal 2012
4Q-2012		$1.16		$0.12
3Q-2012		$1.34		$0.12
2Q-2012(1)	$	N/A	$	N/A
1Q-2012(1)	$	N/A	$	N/A

Periods	High		Low
Fiscal 2011
4Q-2011	$	N/A	$	N/A
3Q-2011		$1.34		$1.34
2Q-2011		$1.40		$0.12
1Q-2011		$0.55		$0.55

Most Recent 6 months from October 2013 through March 2014
March 2014(1)		$0.05		$0.05
February 2014(1)		$0.05		$0.05
January 2014(1)		$0.05		$0.05
December 2013(1)		$0.25		$0.05
November 2013(1)		$0.25		$0.25
October 2013(1)		$0.25		$0.25

(1)	There were no trades of our common shares during the period from January to June 2012, August to November 2012 and July 2013 to March 2014.

B.	Plan of Distribution

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

The material contracts entered into by us during the last two years, other than those contracts entered into in the ordinary course of business, are as follows:

•	On April 18, 2014, the company received shareholder approval for a share purchase agreement for the sale of all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. As part of the contract, we will receive an aggregate of $263,968.90 in funds and one or more non-interest bearing promissory notes in the aggregate principal amount of $831,031.10 with a maturity date of one year with the option to extend upon mutual agreement.

•	On April 20, 2010, we renewed an office lease agreement for our current premises located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120. The term of the lease is for 1 year expiring on June 8, 2013. The monthly lease payment is RMB$22,467.88 plus applicable taxes and maintenance fees.

•	Consulting agreements dated January 1, 2011 and January 1, 2012 with Goldpac Investments Ltd. See Item 6.B. Compensation, Item 6.C. Board Practices and Item 7.B. Related Party Transactions.

•	Consulting agreements dated January 1, 2011 with Silver Lake Investment Partners, Ltd. See Item 6.B. Compensation, Item 6.C. Board Practices and Item 7.B. Related Party Transactions.

•	Share purchase agreement dated March 19, 2014 with Ningbo International Limited. See Item 4.A. History and Development of the Company.

D.	Exchange Controls

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

Any documents referred to in this Report on Form 20-F may be inspected at our principal office located at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104 during normal business hours.

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

Prior to their sale on April 28, 2014, we had 4 subsidiaries, including NAI Interactive Ltd., a company incorporated under the laws of British Columbia “NAI”), ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong (“CWN HK”), 85% owned interest in ChineseWorldNet.com (Shanghai) Ltd., a company incorporated under the laws of PRC (“CWN China”), and 85% owned interest in Weihai Consulting Investment Ltd., a company incorporated under of PRC (“Weihai”). As a result of their sale on April 28, 2014, we do not have any subsidiaries.

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

Based on its evaluation, our management, with the participation of our principal executive officer and principal financial officer concluded that as of December 31, 2013, our disclosure controls and procedures were not effective. The ineffectiveness of our disclosure controls and procedures was due to a material weakness described below.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission .  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2013, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors serves as our audit committee.  The board has determined that it does not have an audit committee financial expert.  We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted given that we sold all of our subsidiaries.

ITEM 16B.	CODE OF ETHICS

On October 29, 2004, we adopted a Code of Ethics (the “Code of Ethics”).  A copy of our Code of Ethics was filed as an exhibit to the Report on Form 20-F filed with the Securities Exchange Commission on December 3, 2004.  Our Code of Ethics will be made available in print, free of charge, to any person requesting a copy in writing from our secretary at Appleby, Clifton House 75 Fort Street, PO Box 190, Grand Cayman E9 KY1-1104.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in 2013 and 2012.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2013	2012
Audit Fees(1)	$55,000	$54,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	1,500	1,500
All Other Fees	—	—
Total	$56,500	$55,500

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.

(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our company, nor any affiliated purchaser of our company, has purchased any of our securities during Fiscal 2013.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

The following Consolidated Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 34 to 50 of this Report:

Item 19.	EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

4.8	(8)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2012

4.9	(9)	Share purchase agreement dated March 19, 2014 with Ningbo International Limited

11	(3)	Code of Ethics

12.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.

(7)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2012.

(8)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2013.

(9)	Incorporated by reference to Schedule “A” to Exhibit 99.4 of Registrant’s Form 6-K (file no. 000-33051) filed on March 24, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2014

ChineseWorldNet.com Inc.,

a Cayman Islands Corporation

/s/ CHI CHEONG LIU

CHI CHEONG LIU

Director, President, Chief Executive Officer,

Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Chineseworldnet.Com Inc.

We have audited the accompanying consolidated balance sheets of Chineseworldnet.Com Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. The cumulative data from January 12, 2000 (date of inception) to December 31, 2010 in the consolidated statements of stockholders’ equity, operations and cash flows, were audited by other auditors. Our opinion, insofar as it relates to the amounts included for cumulative data from January 1, 2010 to December 31, 2010, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Vancouver, Canada April 29, 2014
Chartered Accountants

Chineseworldnet.Com Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2013	2012
	$	$

ASSETS
Current assets
Cash and cash equivalents [note 2]	1,715,300	805,874
Available-for-sale securities [note 3]	974,639	761,888
Accounts receivable [note 4]	73,489	66,219
Receivable from a related party [note 9f]	172,240	486,454
Prepaid expenses and deposits	66,149	50,597
Deferred tax assets [note 10]	-	3,857
Total current assets	3,001,817	2,174,889

Equipment [note 5]	14,853	23,515
Long term investments [note 6]	147,806	372,860
Total assets	3,164,476	2,571,264

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	300,022	324,414
Due to related parties, non-interest bearing [note 9c]	24,444	24,150
Deferred revenue	75,677	97,240
Bank loans [note 7]	1,279,002	100,256
Total current liabilities	1,679,145	546,060

Stockholders’ equity [note 8]
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,257,028	4,255,550
Accumulated other comprehensive income	(19,521)	26,015
Deficit	(2,801,484)	(2,311,246)
Equity attributable to shareholders of the Company	1,446,973	1,981,269
Non-controlling interests	38,358	43,935
Total stockholders’ equity	1,485,331	2,025,204
Total liabilities and stockholders’ equity	3,164,476	2,571,264
Nature of operation [note 1]
Commitments [note 12]
Subsequent events [note 13]

See accompanying notes

Chineseworldnet.Com Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in		Accumulated other comprehensive	Total equity (deficiency) attributable to common	Non controlling
	Shares	Amount	capital	(Deficit)	Income	stockholders	interest	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2011	10,950,000	10,950	4,226,339	(2,226,158)	(9,351)	2,001,780	57,283	2,059,063

Stock based compensation	—	—	59,404	—	—	59,404	—	59,404
Change of ownership in CWN china			(30,193)			(30,193)	30,193	-
Components of comprehensive income (loss):
Unrealized gain or loss on Available-for-sale securities					22,309	22,309		22,309
Foreign currency translation adjustment	—	—	—	—	13,057	13,057	302	13,359
Net income (loss) for the year	—	—	—	(85,088)	—	(85,088)	(43,843)	(128,931)

Balance, December 31, 2012	10,950,000	10,950	4,255,550	(2,311,246)	26,015	1,981,269	43,935	2,025,204

Stock based compensation	—	—	25,841	—	—	25,841	—	25,841
Change of ownership in CWN china			(24,363)			(24,363)	24,363	-
Components of comprehensive income (loss):
Unrealized gain or loss on Available-for-sale securities	-—-	—	—	—	(16,284)	(16,284)	—	(16,284)
Foreign currency translation adjustment	—	—	—	—	(29,252)	(29,252)	1,216	(28,036)
Net income (loss) for the year	—	—	—	(490,238)	—	(490,238)	(31,156)	(521,394)
Balance, December 31, 2013	10,950,000	10,950	4,257,028	(2,801,484)	(19,521)	1,446,973	38,358	1,485,331

See accompanying notes

Chineseworldnet.Com Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Year ended December 31

(Expressed in U.S. Dollars)

	2013	2012	2011
	$	$	$

Revenue	937,781	1,243,638	1,675,875

Expenses
Advertising and promotion	82,907	212,930	271,164
Audit and legal	82,014	84,354	63,962
Consulting fees	90,000	90,000	104,000
Depreciation	7,776	15,216	15,918
Directors’ remuneration	12,000	12,000	12,000
Office and miscellaneous	72,142	82,316	74,077
Printing	8,068	17,579	26,245
Provision for bad and doubtful debts	51,112	(30,472)	55,917
Rent and operating	145,356	139,509	135,049
Salaries and benefits	491,519	695,639	635,260
Seminar operating expense	—	620	763
Stock based compensation	25,841	59,404	140,042
Telephone	13,747	18,808	27,339
Travel and entertainment	113,293	215,379	117,240
	(1,195,775)	(1,613,282)	(1,678,976)
Other income (loss)
Interest and sundry income	20,390	37,775	37,671
Gain (loss) on available-for-sale securities	6,451	50,193	(5,995)
Foreign exchange gain (loss) and other losses	(89,108)	35,294	(28,348)
Equity pick up	(197,276)	166,735	192,399
Other income (loss), net	(259,543)	289,997	195,727
Income (loss) before income taxes	(517,537)	(79,647)	192,626

Deferred tax recovery (expense)	(3,857)	(49,284)	(54,586)
Net income (loss) for the year	(521,394)	(128,931)	138,040
Other comprehensive income
Unrealized gain or loss on available –for-sale securities	(45,536)	22,309	(3,015)
Currency translation adjustments	1,216	13,359	(2,550)
Comprehensive income (loss)	(44,320)	35,668	(5,565)

Net income (loss) attributable to:
Common stockholders	(490,238)	(85,088)	198,966
Non-controlling interests	(31,156)	(43,843)	(60,926)
	(521,394)	(128,931)	138,040
Net comprehensive income (loss) attributable to:
Common stockholders	(535,774)	(49,722)	173,194
Non-controlling interests	(29,940)	(43,541)	(40,719)
	(565,714)	(93,263)	132,475

Earning (loss) per share – basic	(0.05)	(0.01)	0.01
Earning (loss) per share – diluted	(0.05)	(0.01)	0.01
Weighted average number of common shares outstanding
- basic	10,950,000	10,950,000	10,950,000
- diluted	10,950,000	10,950,000	11,404,862

See accompanying notes

Chineseworldnet.Com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31

(Expressed in U.S. Dollars)

	2013	2012	2011
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	(521,394)	(128,931)	138,040
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	7,776	15,216	15,918
Deferred tax recovery	3,857	49,284	54,586
Stock based compensation	25,841	59,404	140,042
Equity interest pick up	197,276	(166,735)	(144,257)
Gain on short term investment	—	(50,193)	—
Write-down equipments	506	—	—
Changes in non-cash working capital items:
Accounts receivable	(12,230)	46,825	(91,634)
Prepaid expenses and deposits	(18,481)	(3,767)	(18,166)
Accounts payable and accrued liabilities	(6,747)	69,656	33,270
Deferred revenue	(15,520)	(42,449)	34,213
Net cash provided by (used in) operating activities	(339,116)	(151,690)	162,012

FINANCING ACTIVITIES
Short term loan	1,178,746	(602,610)	702,866
Due to related parties	331,125	(190,448)	130,417
Net cash provided by financing activities	1,509,871	(793,058)	833,283

INVESTING ACTIVITIES
Purchase of equipment	—	(1,726)	(1,084)
Short term investments	(274,778)	(19,944)	(172,886)
Net cash provided by (used in) investing activities	(274,778)	(21,670)	(173,970)

Effect of exchange rate changes on cash and cash equivalents	13,449	631	12,326

Increase (decrease) in cash and cash equivalents	909,426	(965,787)	833,651
Cash and cash equivalents, beginning of year	805,874	1,771,661	938,010
Cash and cash equivalents, end of year	1,715,300	805,874	1,771,661

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—	—
Cash paid for income taxes	—	—	—

See accompanying notes

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.  ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the laws of People’s Republic of China in April 2008. In fiscal year 2012, the Company’s ownership interests in CWN China increased from 80% to 83% after CWN HK invested an amount of $200,000 to CWN China’s registered capital. During the fiscal year 2013, the Company’s ownership interests in CWN China further increased from 83% to 85% after CWN HK invested an amount of $187,200 to CWN China’s registered capital. CWN China has a wholly-owned subsidiary, Weihai Consulting Investment Ltd (“Weihai”), a company incorporated under the laws of People’s Republic of China in September 2009.

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

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries and subsidiaries which the Company owns 85% interests and its investment in CWN Capital Inc. All material inter-company accounts and transactions have been eliminated upon consolidation.

During the fiscal year 2011, CWN HK invested an amount of $400,000 to CWN China. As a result, through CWN HK, the Company had an effective ownership of 80% equity interests in CWN China. In fiscal year 2012, CWN HK further invested an amount of $200,000 to CWN China and the Company‘s effective ownership of equity interest increased from 80% to 83% in CWN China. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company‘s effective ownership of equity interest increased from 83% to 85% in CWN China. The transaction was accounted for as an equity transaction and the non-controlling interest was adjusted to reflect the changes in the interest in CWN China.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact the results of operations and cash flows.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, fair value of financial instruments, allowance for doubtful accounts, asset impairment, deferred income tax assets and liabilities and stock based compensation.

Equipment

Equipment is recorded at cost, net of accumulated amortization.

Depreciation on equipment is provided on a declining-balance basis over its expected useful lives at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%
Vehicle	25%

Equipments are written down to net realizable value when management determines there has been a change in circumstances which indicates its carrying amount may not be recoverable. No write-downs have been necessary to date.

Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2013, the Company held a $Nil [2012 - $504,107] term deposit.

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance. For the fiscal year of 2013, the company incurred an expense for bad debt and provision for allowance for doubtful accounts receivable in the amount of $51,112. The Company recorded bad debt recovery of $30,472 from allowance for doubtful accounts in 2012. In 2011, the company incurred an expense for bad debt and provision for allowance for doubtful accounts receivable in the amount of $55,917.

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

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts when management estimates collectibility to be uncertain. Accounts receivable are continually reviewed to determine which, if any, accounts are doubtful of collection. In making the determination of the appropriate allowance amount, the Company considers current economic and industry conditions, relationships with each significant customer, overall customer credit-worthiness and historical experience.

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

For the period ended December 31, 2013 and 2012, the fair value of cash and cash equivalents and public traded securities, marketable funds and bank loans are recognized on the balance sheets as level one per the fair value hierarchy; and the fair value of share options are recognized in the balance sheets as level three per the fair value hierarchy.

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

Investments in Companies Accounted for Using the Equity Method

Investments in equity method investees are accounted for using the equity method based upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investees’ net income or losses after the date of investment. When net losses from and investment accounted for under the equity method exceed its carrying amount, the investment balance is reduced to zero. The Company resumes accounting for the investment under the equity method if the entity subsequently reports net income and the Company’s share of that net income exceeds the share of the net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an investment accounted for using the equity method issues its own shares, the subsequent reduction in the Company’s proportionate interest in the investee is reflected in income as a deemed dilution gain or loss on disposition. The Company evaluates its investments in companies accounted for the equity or cost method for impairment when there is evidence or indicators that a decrease in value may be other than temporary.

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

Long-lived assets impairment

Long-term assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value has become impaired, in accordance with the guidance established in ASC 360 (formerly SFAS144), Property, Plant and Equipment . An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis. There were no impairment charges during the periods presented.

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

Commitment and Contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.   The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.   In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements.   If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.   Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Earning (Loss) per share

Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted ASC 260 (formerly SFAS128), Earnings Per Share . Diluted earning (loss) per share is equal to basic loss per share because there is no potential dilutive security.

Recent Accounting Pronouncements

 In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210) - Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This amendment requires companies to disclose information about financial instruments that have been offset and related arrangements to enable users of the company's financial statements to understand the effect of those arrangements on the company's financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. The guidance is effective prospectively for the Company's interim and annual periods beginning after January 1, 2013. Adoption of this amendment had no impact on the on the Company’s balance sheet or results of operations.

3. AVAILABLE-FOR-SALE SECURITIES

Available –for –sale securities consist of marketable funds, marketable securities and stock options and are summarized as follows:

	2013		2012
		Fair		Fair
		Market		Market
	Cost $	value $	Cost $	value $

Public traded securities	1,177	-	1,177	-
Marketable funds	966,673	974,639	735,215	761,888
Stock options	-	-	-	-
Total	967,850	974,639	736,392	761,888

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

4. ACCOUNTS RECEIVABLE

	December 31, 2013	December 31, 2012
Accounts receivable	214,661	153,970
Allowance for doubtful accounts	(141,172)	(87,751)
Total	73,489	66,219

5. EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$
2013
Furniture and fixtures	35,221	30,946	4,275
Computer equipment	92,016	87,653	4,363
Leasehold improvement	27,689	27,689	-
Vehicle	37,817	31,602	6,215
	192,743	177,890	14,853
2012
Furniture and fixtures	37,137	30,942	6,195
Computer equipment	100,132	92,632	7,500
Leasehold improvement	25,674	25,674	-
Vehicle	36,683	26,863	9,820
	199,626	176,111	23,515

A reduction in the value of Computer equipment is due to the Company wrote-off outdated computer equipment.

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

For the fiscal year 2013 consolidated financial statements, the Company recorded an equity loss of $197,276 for the year from January 1, 2013 to December 31, 2013, which resulted in a net investment of $147,806 as of December 31, 2013.

7. BANK LOANS

In July 27, 2012, the Company entered into a $1 million Revolving Credit Facility. The amount is subject to availability of Collateral Lending Value as assessed by the bank from time to time. The Revolving Credit Facility includes both term loan and overdraft for up to 12 months maximum tenor each subject to availability and bank’s discretion. The interest for current account overdraft will be charged monthly in arrears at the bank’s appropriate funding rate plus 2% p.a. or advised by the bank from time to time. The interest for term loans will be charged at 1% p.a. over bank’s cost of funds or as advised by the bank from time to time and payable upon end of the corresponding interest periods and quarterly if the loan tenor exceeds three months. The Revolving Credit Facility will be subject to review at any time at the bank’s discretion without prior notice to the Company. The Revolving Credit Facility is secured by the Company’s total assets. As at December 31, 2013, the Company had $1,279,002 of term loan outstanding under the Revolving Credit Facility.

Bank loans consisted of the following:

	December 31, 2013		December 31, 2012
From Financial institutions	Rate	Balance	Rate	Balance
EFG Bank of Hong Kong	1.17%	$1,279,002	1.5%	$100,256
Total		$1,279,002		$100,256

The bank loan has been renewed subsequent to year end and the interest rate decreased to 1.16%.

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

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2011	1,510,000	$0.74
Forfeited	(20,000)	0.60
Expired	(450,000)	1.08
Balance, December 31, 2012	1,040,000	0.60
Forfeited	(20,000)	0.60
Balance, December 31, 2013	1,020,000	$0.60

As at December 31, 2013, the Company has 1,020,000 stock options outstanding:

Exercise price	Outstanding as at December 31, 2013			Exercisable as at December 31, 2013
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

$0.60	1,020,000	$0.60	1.44	612,000	$0.60	1.44
	1,020,000	$0.60	1.44	612,000	$0.60	1.44

Exercise price	Outstanding as at December 31, 2012			Exercisable as at December 31, 2012
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

$0.60	1,040,000	$0.60	2.44	419,000	$0.60	2.44
	1,040,000	$0.60	2.44	419,000	$0.60	2.44

The fair value of each stock option granted in the fiscal year 2010 was calculated as $0.30. The Company recorded stock based compensation expense of $25,841 in fiscal year 2013 (2012- $59,404 and 2011-$140,042) for options granted in the previous years. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

2010
Risk-free interest rate	2.65%
Expected life of options	5 years
Annualized volatility	76.71%
Dividend rate	0%

There was no stock option granted in fiscal year 2013 and 2012.

9. RELATED PARTY TRANSACTIONS

[a]	In 2013, the Company incurred $90,000 [2012 - $90,000 and 2011 - $104,000] in consulting fees to a company related to a director of the Company, of which $22,500 [2012 - $22,500] was outstanding included in accounts payable and accrued liabilities as at December 31, 2013.

[b]	In 2013, the Company paid $98,102 [2012 - $110,723 and 2011 - $103,651] salary to the senior officers of the Company.

[c]	As at December 31, 2013, the Company has non-interest bearing loan from the stockholders in the amount of $12,444 [2012 - $24,150].

[d]	Included in accounts payable and accrued liabilities, $84,947 [2012 - $74,836] was payable to directors and senior officers of the Company.

[e]	In 2013, the Company incurred $12,000 [2012 - $12,000 and 2011 - $12,000] in director fees, of which $12,000 [2012 - $12,000] was outstanding and included in accounts payable and accrued liabilities as at December 31, 2013.

[f]	In 2013, the Company provided service for a total of $115,093 [2012 - $270,810 and 2011 - $202,280] to CWN Capital, of which $115,093 [2012 - $270,810] was outstanding and included in receivable from a related party as at December 31, 2013. The balance of receivable from a related party in the amount of $57,147 [2012 - $215,644] represents costs incurred on behalf of CWN Capital by the Company.

[g]	In 2013, the Company provided service for a total of $11,653 [2012 - $14,043 and 2011 - $Nil] to CWN Mining Acquisition, a company in which CEO of the Company has significant influence.

Also see note 6.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

10. INCOME TAXES

The parent company is subject to the tax laws of Cayman Islands and the tax rate is 0%. NAI is a Canadian company and its income tax expense varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate at 25.75%. CWN HK and CWN China are taxed at 16.5% and 25% based on the Hong Kong and Chinese tax laws. The reconciliation of the income tax expense is as follows:

	2013 $	2012 $	2011 $

Net Income (loss) for the year	(517,537)	(79,646)	192,626
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Non-deductible items	8,962	15,250	—
Change in estimates	(2,268)	(7,259)	-
Change enacted of tax rate	(2,702)	-	6,818
Functional currency adjustments	(10,985)	(2,022)	-
Foreign tax rate differential	(53,640)	(84,074)	8,477
Others	-	-	(11,461)
Change in valuation allowance	64,490	127,389	50,752
Income tax expense (recovery)	3,857	(49,284)	54,586

10. INCOME TAXES (cont’d.)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax assets (liabilities) at December 31, 2013 and 2012 are comprised of the following:

	2013 $	2012 $

Non-capital loss carryforwards	413,959	357,624
Capital losses	-	744
Equipment and furniture	2,008	1,219
Others	(1,286)	(5,539)
	414,681	354,048
Valuation allowance	(414,681)	(350,191)
Net deferred tax assets	-	3,857

The Company has non capital loss carryforwards of approximately $243,434 (2011: $288,000) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

$
2028	121,699
2029	62,653
2032	59,082
243,434

The Company has net operating loss carryforwards of approximately $48,116 (2012: $45,473) which may be carried forward indefinitely to apply against future year income tax for Hong Kong income tax purposes, subject to the final determination by taxation authorities.

The Company has net operating loss carryforwards of approximately $1,353,337 (2012: $1,109,400) which may be carried forward to apply against future year income tax for Chinese income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

$
2016	924,258
2017	221,591
2018	207,488
1,353,337

The parent company is subject to the tax laws of Cayman Islands and the tax rate is 0%. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Tax declarations are subject to review and investigation by the authority, which are enabled by law to impose extremely severe fines, penalties and interest charges. The risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

11.  GEOGRAPHIC INFORMATION

The Company’s head office is located in Vancouver, British Columbia, Canada. The operations of the Company are primarily in two geographic areas: Canada and China. A summary of geographical information for the Company’s assets and net loss for the years is as follows:

Year ended December 31, 2013	Canada	China	Total

Revenue from external customers	$923,350	$14,431	$937,781
Net income (loss)	(313,717)	(207,677)	(521,394)
Total assets	$3,128,054	$48,422	$3,176,476

Year ended December 31, 2012	Canada	China	Total

Revenue from external customers	$1,227,285	$16,353	$1,243,638
Net income (loss)	90,283	(219,214)	(128,931)
Total assets	$2,439,206	$132,058	$2,571,264

12. COMMITMENTS

Operating leases

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

$
2014	98,747
2015	97,033
2016	55,612
2017	1,816
Total	253,208

13.  SUBSEQUENT EVENTS

[a]	Subsequent to the year end, the Company and NAI entered into a new consulting agreement with Goldpac Investments Ltd, a company controlled by a director of the Company respectively. The Company and NAI will pay $12,000 per quarter to Goldpac Investments Ltd respectively for the consulting services from January 1 to December 31, 2013

[b]	On April 18, 2014, the company received shareholder approval for a share purchase agreement for the sale of all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. As part of the contract, we will receive an aggregate of $263,968 in funds and one or more non-interest bearing promissory notes in the aggregate principal amount of $831,031with a maturity date of one year with the option to extend upon mutual agreement.

Also see note 7.

14.  COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.

- 50 -