Form 20-F
period 2014-12-31
CHINESEWORLDNET COM INC
filed 2015-06-30
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  Date of event requiring this shell company report ______________________

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

Our consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2014” are to our fiscal year ended December 31, 2014, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected consolidated financial information from our consolidated financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2014, 2013, 2012, 2011 and 2010.  The information for the last three fiscal years ended December 31, 2014, 2013, 2012 and 2011, have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.  Information for the year ended December 31, 2010 has been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

	Year ended December 31,
	2014	2013	2012	2011	2010
Consolidated Statements of Operations:
Revenue	$158,752	937,781	1,243,638	1,675,875	1,733,329
Net income (loss) for the year	(606,346)	(521,394)	(128,931)	138,040	296,604
Net income (loss) attributable to non-controlling interest	(10,352)	(31,156)	(43,843)	(60,926)	107,858
Net income (loss) attributable to common stockholders	(595,994)	(490,238)	(85,088)	198,966	188,746
Earning (loss) per share – basic	(0.05)	(0.05)	(0.01)	0.01	0.02
Earning (loss) per share – diluted	(0.05)	(0.05)	(0.01)	0.01	0.02
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000	10,950,000	10,873,288
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000	11,404,862	10,873,288

Consolidated Balance Sheets:
Total assets	$884,935	3,164,476	2,571,264	3,182,417	2,171,219
Equipment	-	14,853	23,515	36,519	50,521
Total current liabilities	89,390	1,679,145	546,060	1,123,354	384,673
Total stockholders’ equity (deficiency)	795,545	1,485,331	2,025,204	2,059,063	1,786,546

No dividends have been declared or paid in Fiscal 2014, Fiscal 2013 and Fiscal 2012.

B.	Capitalization and Indebtedness

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

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company‘s effective ownership of equity interest increased from 83.67% to 85% in CWN China. CWN China has an office located at #1003, Eton Place Tower B, 555 Pudong Ave., Shanghai, PRC 200120.  CWN China provided us with the capabilities and resources to penetrate and expand particularly in the Greater China markets.  As of April 28, 2014, we have no employees in Shanghai, China.

During Fiscal 2012, Fiscal 2013 and Fiscal 2014, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

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

CHANGE OF DIRECTORS AND OFFICERS

In connection with the closing of the Share Purchase Agreement, on April 28, 2014, Joe K.F. Tai resigned as President, Chief Executive Officer and a director of the Company, Andy S.W. Lam resigned as a director of the Company, Kelvin Szeto resigned as Chief Financial Officer and Chief Operating Officer of the Company, Gilbert Chan resigned as Senior Vice President, Marketing and Investor Relations of the Company and Terry Wong resigned as Financial Expert of the Company. In addition, on April 28, 2014, Chi Cheong Liu was appointed as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company and Fong Szeto was appointed as a director.

B.	Business Overview

Prior to April 28, 2014, we had four principal businesses operated by NAI, CWN HK and CWN China: (1) the financial web portal (“Portal”) business, conducted under the ChineseWorldNet.com brand via the “www.chineseworldnet.com” website; (2) the investor relations and public relations (“IR/PR”) business, conducted under the NAI500 brand via a number of media channels including the “www.nai500.com” and “en.nai500.com” websites, as well as certain other promotional services; (3) the North America and Greater China cross-border business partnering conferences (“Conference”) business, conducted via the brand of Global Chinese Financial Forum and its ”www.gcff.ca” website; and (4) the financial content and information distribution business.

As of April 28, 2014, we had no principal businesses. The company is currently seeking opportunities to acquire or invest in other business opportunities.

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

The Portal business derives no revenue from subscribers through this service offering.

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

Future Product / Service Offering

With the sale of NAI in April 2014, the Company has no further involvement with future products and service offerings of the IR/PR business.

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

NAI organizes and markets its conferences in the name of Global Chinese Financial Forum (“GCFF”) in the North America and China and operates the investment seminar and conference website www.gcff.ca. GCFF provides a networking environment for local private and public companies and services providers in China.  Since 2008, GCFF has increased its focus and efforts on providing cross-border partnership opportunities in the capital markets in North America and Greater China.  The GCFF aims to be the largest series of bilingual (Chinese/English) financial and business related functions connecting participants and client companies including individual potential investors, public and private companies, service providers, and various industry associations.  Revenue generated through GCFF is recorded under the revenue model of NAI 500. In 2013, NAI successfully held two Global Resource Investment Conferences in China in the cities of Shanghai and Shenzhen. The strategy is to build GCFF series in different cities of Canada, US or Greater China to serve the local market. As of April 28, 2014, NAI has successfully hosted GCFF events in Vancouver, Toronto, Shenzhen, Shanghai, and Hong Kong..

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

Future Product / Service Offering

With the sale of NAI in April 2014, the Company has no further involvement with future products and service offerings of the GCFF conferences.

Revenue Model of the Conference Business

NAI charges $3,000 for a standard exhibition booth at GCFF retail level events.  With respect to the GCFF industrial, cross-border related events, individual delegate passes were charged between $980 and $1680.  NAI also earned revenue from sponsorships. Conference specific sponsorship fees ranged from $5,000 to $30,000.   As of Fiscal 2014, complimentary admission is offered for individual investors pre-registering for the conferences.  Drop-in attendees were required to pay an admission fee ranging from $15 to 25 depending on the conferences.

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

Future Product / Service Offering

With the sale of NAI, CWN HK and CWN China in April 2014, the Company has no further involvement with future products and service offerings of the financial content and information distribution business.

Revenue Model of the Financial Content and Information Distribution Business

NAI charged $2,000 to $4,000 per month for clients of our financial content and information distribution business.

Revenue Breakdown

The breakdown of the revenue sources for the year up to April 2014 and the years ended December 31, 2013, and 2012 is as follows:

	Up to April 28,	Year ended December 31,
Revenue Breakdown	2014	2013	2012
GCFF Conference Business	$31,205	$430,377	$513,715
Road Show Business	-	87,396	153,461
Various IR/PR Service	12,708	61,177	97,706
Chinese Webpage Design, Hosting and Maintenance	21,937	115,373	137,911
Online Marketing Service	-	28,683	73,135
Banner Advertising	-	3,122	1,740
Publication Service	-	16,825	11,478
CWN Membership and Online Service	631	2,643	2,844
Translation Service (Company Review, Company Newsletter)	3,867	4500	9,464
Other Revenues	88,404	187,685	242,184
Total	$158,752	$937,781	$1,243,638

The breakdown of the revenue sources by geographic market for the years ended December 31, 2014, 2013,and 2012 is as follows. A majority of our revenues was generated from our wholly-owned subsidiary NAI based in Vancouver in Canada, and partly is generated from CWN China based in Shanghai in China.

	Year ended December 31,
Revenue Breakdown	2014	2013	2012
Canada	158,333	923,350	1,227,285
China	419	14,431	16,353

Corporate Strategy and Strategic Business Plan

As of April 28, 2014, ChineseWorldNet.com Inc. did not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

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

Our agreements with PR Newswire, and FMFOREX were all service-to-service connections which did not incur any direct fees on us.  We provide a channel to PR Newswire for dissemination of press releases in return for PR Newswire’s content and trademark to be provided on our website.

With the sale of NAI on April 28, 2014, the Company is no longer involved in the agreements.

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

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2014, 2013, and 2012 should be read in conjunction with the consolidated financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The company has no operations after April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses.  Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2014, 2013, and 2012

For the year ended December 31, 2014 (“fiscal 2014”), we recorded a net loss of $606,346 with a net loss of $595,994 attributable to common stockholders (($0.05) per common share), compared to a net loss of $521,394 of which $490,238 was attributable to common stockholders ($0.05 per common share) for the year ended December 31, 2013 (“fiscal 2013”).  The increase of net loss of $84,952 was primarily due to the loss of $422,565 from disposal of subsidiaries and the foreign exchange loss of $85,799. In fiscal 2014, we recorded revenue of $158,752 compared to $937,781 in fiscal 2013.  The decrease of revenue of $779,029 was primarily due to the sale of all business operations on April 28, 2014. The revenue of subsidiaries in fiscal 2014 was included and recorded in loss from discontinuing operations.

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

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

In Fiscal 2014, the Company divested its various subsidiaries and business units. From April 2014 onward, the Company had no longer had any revenue sources, including the GCFF Conference Business, Road Show Business, various IR/PR services, Chinese Webpage Design, Hosting and Maintenance, and Online Marketing Service.

Revenues

GCFF Conference Business

Revenue generated from GCFF Conference Business was $31,205 in Fiscal 2014, compared to $430,377 in Fiscal 2013.  The decrease of revenue by $399,172 was due to discontinuing operations of core businesses after sale of subsidiaries on April 28, 2014.

Road Show Business

Revenue generated from Road Show Business was $Nil in Fiscal 2014, compared to $87,396 in Fiscal 2013. No revenue was generated before discontinuing operations of core businesses after sale of subsidiaries on April 28, 2014.

Various IR/PR Service

Revenue from Various IR/PR Service was $12,708 in Fiscal 2014, compared to $61,177 in Fiscal 2013.  The decrease of revenue by $48,469 was due to the sale of the Company’s businesses on April 28, 2014

Chinese Webpage Design, Hosting and Maintenance

Revenue from Chinese Webpage Design was $21,937 in Fiscal 2014, Hosting and Maintenance was, compared $115,373 in Fiscal 2013.  The decrease of revenue by $93,436 was due to the sale of the Company’s businesses in April 28, 2014.

Online Marketing Service

Revenue from Online Marketing Service was $Nil in Fiscal 2014, compared was $28,683 in Fiscal 2013 No revenue was generated before discontinuing operations of core businesses after sale of subsidiaries on April 28, 2014.

Banner Advertising

Revenue from Banner Advertising was $Nil in Fiscal 2014, compared was $3,122 in Fiscal 2013 No revenue was generated before discontinuing operations of core businesses after sale of subsidiaries on April 28, 2014.

Publication Service

Revenue from Publication Service was $Nil in Fiscal 2014, compared was $16,825 in Fiscal 2013 No revenue was generated before discontinuing operations of core businesses after sale of subsidiaries on April 28, 2014.

CWN Membership and Online Service

Revenue we generated from CWN Membership and Online Service decreased $2,012 from $2,643 in Fiscal 2013 to $631 in Fiscal 2014.  The decrease of revenue was due to the sale of the Company’s businesses after April 28, 2014.

Translation Service

Translation Service was $3,867 in Fiscal 2014, compared to $4,500 in Fiscal 2013. The decrease of revenue by $633 was due to the sale of the Company’s businesses after April 28, 2014.

Other Revenues

Other Revenues was $88,404 in Fiscal 2014, compared to $187,685 in Fiscal 2013.  The decrease of revenue by $99,281 was due to the sale of the Company’s businesses after April 28, 2014.

Expenses

For fiscal 2014, we recorded operating expenses of $301,050 compared to operating expenses of $1,195,775 for Fiscal 2013.  The decrease of expenses by $894,725 was due to the sale of subsidiaries on April 28, 2014.

Advertising and Promotion

Advertising and promotion expenses were $14,647 in fiscal 2014, compared to $82,907 in fiscal 2013. The decrease of expenses by $68,260 was due to the sale of subsidiaries on April 28, 2014.

Audit and Legal

Audit and legal expenses were $60,973 in fiscal 2014, compared to $82,014 in fiscal 2013.  The decrease of $21,041 was primarily due to the decrease of legal fees in Fiscal 2014 as compared to Fiscal 2013.

Consulting Fees

Consulting fees expenses were $30,062 in Fiscal 2014, compared to $90,000 in Fiscal 2013. The decrease was primarily due to termination of consulting contract on April 30, 2014 and no new contract was signed from May 2014.

Directors’ Remuneration

Directors’ remuneration expenses were $Nil in Fiscal 2014 compared to $12,000 in Fiscal 2013.  There was no fee paid to directors in Fiscal 2014.

Office and Miscellaneous

Office and miscellaneous expenses were $50,551 in Fiscal 2014, compared to $72,142 in Fiscal 2013.  The significant decrease of $21,591 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Printing

Printing expenses were $1,408 in Fiscal 2014, compared to $8,068 in Fiscal 2013. The significant decrease of $6,660 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Provision for bad and doubtful debts

Provision for bad and doubtful debts was $Nil in Fiscal 2014 as compared to $51,112 in Fiscal 2013. No expenses had been incurred by CWN itself in Fiscal 2014.

Rent and Operating

Rent and operating expenses were $44,692 in Fiscal 2014, compared to $145,356 in Fiscal 2013. The significant decrease of $100,664 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Salaries and Benefits

Salaries and benefits expenses were $150,922 in Fiscal 2014, compared to $491,519 in Fiscal 2013 The significant decrease of $340,597 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Stock-based Compensation

Stock-based compensation expenses recorded a credit of $74,955 in Fiscal 2014 compared to $25,841 in Fiscal 2013. The decrease was due to the 820,000 stock options granted Jun 10, 2010 was cancelled after sale of subsidiaries on April 28, 2014.

Telephone

Telephone expenses were $3,795 in Fiscal 2014, compared to $13,747 in Fiscal 2013.  The significant decrease of $9,952 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Travel and Entertainment

Travel and entertainment expenses were $23,809 in Fiscal 2014, compared to $113,293 in Fiscal 2013.  The significant decrease of $89,484 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Other Income (Loss)

We recorded other loss of $464,048 in Fiscal 2014, compared to other loss of $259,543 in Fiscal 2013.  The substantial increase of other loss of $204,505 was primarily due to the sale of the Company’s businesses after April 28, 2014 and recorded a loss of $422,565 on disposal.

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

Currency

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition.  However, we do not engage in any foreign currency hedge transactions.

Inflation

We do not believe that inflation will have a material adverse effect on our financial condition.  Traditionally, Canada has not been a country that experienced a substantial increase in inflation.  As of December 31, 2014, the annual average rate of inflation in Canada was 1.47%.

B.	Liquidity and Capital Resources

As of December 31, 2014, we had cash and cash equivalents of $186,757. We had a working capital of $795,545 at December 31, 2014, compared to $1,322,672 at December 31, 2013.

C.	Research and Development, Patents and Licenses

We have not engaged in research and development activities for the last three fiscal years, and have no patents and licenses.

D.	Trend Information

As a result of the sale of our subsidiaries on April 28, 2014, we do not currently know of any trends that would be material to our operations.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Payments due by period ($)
Contractual Obligations as of December 31, 2014	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	—	—	—	—	—

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth all directors and executive officers of CWN.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu(1)	55	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu(1)	54	January 12, 2000	Director
Fong Szeto	67	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

Fong Szeto

Mr. Szeto has been a director of CWN since April 28, 2014. Mr. Szeto is an experienced international businessman with expertise in the People’s Republic of China and Hong Kong SAR.

B.	Compensation

The following table provides information regarding direct and indirect remuneration paid to the directors and executive officers of CWN and its subsidiaries during Fiscal 2014.

Annual Compensation in Fiscal 2014
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Chi Cheong Liu(1) Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil
Chi Kong Liu(2) Director	Nil	Nil
Fong Szeto(3) Director	Nil	Nil

(1)	Mr. Liu is a shareholder and does not receive salary. The company paid Mr. Liu director fee of $Nil in 2014, $3,000 per year in 2012, and $3,000 per year in 2011.

(2)	Mr. Liu is a shareholder and does not receive salary. The company paid Mr. Liu director fee of $Nil in 2014, $3,000 per year in 2012, and $3,000 per year in 2011.

(3)	Mr. Szeto is a shareholder and does not receive salary. The company paid Mr. Szeto director fee of $Nil in 2014.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

Directors hold office for a term of one year or until the next annual general meeting of shareholders at which directors are elected.  Two of the current directors have served our company since January 12, 2000 and a third was appointed on April 28, 2014.  Our officers are appointed by the board and serve at the board’s discretion.

We have not entered into service contracts with any of our directors.

We do not have an audit committee or remuneration committee, but our entire board of directors acts in such capacities.

D.	Employees

As of December 31, 2014, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2014.  The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2015.

Name and Respective Office and Position Held	Share Ownership	% Share Ownership
Joe K.F. Tai (1)(2)	250,000	2.28%
Chi Cheong Liu (3)	1,730,000	15.80%
Chi Kong Liu (4)	580,000	5.30%
Andy S.W. Lam (5)	—	—
Kelvin Szeto (5)	150,000	1.37%
Gilbert Chan (5)	50,000	0.46%
Fong Szeto (5)	30,000	0.27%
Total	2,790,000	25.48%

(1)	Ms. Tim Yee Lau, a related party to Mr. Tai, owned 112,500 Common Shares of our company. Goldpac Investments Ltd., for which Mr. Tai is Managing Director, owned 200,000 Common Shares of our company. Total direct and indirect share ownership was 562,500 Common Shares or 5.14% of the total Common Shares of our company.

(2)	Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owned 1,166,667 Common Shares of our company. Total direct and indirect share ownership was 2,896,667 Common Shares or 26.45% of the total Common Shares of our company.

(3)	Mr. Liu owns 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(4)	Mr. Liu owns 100,000 stock options exercisable at an exercise price of $0.60 per share until June 10, 2015.

(5)	In connection with the closing of the Share Purchase Agreement, on April 28, 2014, Joe K.F. Tai resigned as President, Chief Executive Officer and a director of the Company, Andy S.W. Lam resigned as a director of the Company, Kelvin Szeto resigned as Chief Financial Officer and Chief Operating Officer of the Company, Gilbert Chan resigned as Senior Vice President, Marketing and Investor Relations of the Company and Terry Wong resigned as Financial Expert of the Company. In addition, on April 28, 2014, Chi Cheong Liu was appointed as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company and Fong Szeto was appointed director of the Company.

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

As at December 31, 2014, we had 200,000 options issued and outstanding, of which 160,000 options were fully vested.

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

In 2014, the Company incurred $22,890 [2013 - $90,000 and 2012 - $90,000] in consulting fees to a company related to a former director of the Company, of which $Nil [2013 - $22,500] was outstanding included in accounts payable and accrued liabilities as at December 31, 2014.

As at December 31, 2014, the Company has non-interest bearing loan from the stockholders in the amount of $2,628 [2013 - $12,444].

In 2014, the Company incurred $Nil [2013 - $12,000 and 2012 - $12,000] in director fees, of which $Nil [2013 - $12,000] was outstanding and included in accounts payable and accrued liabilities as at December 31, 2014.

In 2014, the Company provided service for a total of $36,467 [2013 - $115,093 and 2012 - $270,810] to CWN Capital, of which $Nil [2012 - $115,093] was outstanding and included in receivable from a related party as at December 31, 2014. The balance of receivable from a related party in the amount of $Nil [2013 - $57,147] represents costs incurred on behalf of CWN Capital by the Company.

As at April 28, 2014, the Company provided no service [2013 - $11,653 and 2012 - $14,043] to CWN Mining Acquisition, a company in which CEO of the Company has significant influence.

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

This Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2014, 2013, and 2012, including our consolidated balance sheets as of December 31, 2014, and 2013, and the consolidated statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2014, 2013, and 2012, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page 34  of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations have been discontinued.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares are currently quoted on the OTC Bulletin Board under the symbol “CWNOF.OB”.  For the periods indicated, the following table sets forth the high and low market prices of our common shares, as reported by the OTC Bulletin Board.  These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12
Fiscal 2011	$1.40	$0.12
Fiscal 2010	$0.75	$0.25
Fiscal 2009	$0.25	$0.13
Fiscal 2008	$1.30	$0.20
Fiscal 2007	$1.50	$1.00

Fiscal 2015
1Q-2015	$0.07	$0.02

Fiscal 2014
4Q-2014(1)	$0.07	$0.07
3Q-2014	$0.07	$0.06
2Q 2014	$0.06	$0.05
1Q 2014(1)	$0.05	$0.05

Fiscal 2013
4Q-2013(1)	$ 0. 25	$0.05
3Q-2013(1)	$0.25	$0.25
2Q 2013	$0.25	$0.25
1Q 2013	$0.55	$0.12

Fiscal 2012
4Q-2012	$1.16	$0.12
3Q-2012	$1.34	$0.12
2Q-2012(1)	$ N/A	$ N/A
1Q-2012(1)	$ N/A	$ N/A

Most Recent 6 months from January 2015 through June 2015
June 2015(1)	$0.02	$0.02
May 2015(1)	$0.02	$0.02
April 2015(1)	$0.02	$0.02
March 2015(1)	$0.02	$0.02
February 2015(1)	$0.02	$0.02
January 2015	$0.07	$0.02

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

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

Based on its evaluation, our management, with the participation of our principal executive officer and principal financial officer concluded that as of December 31, 2014, our disclosure controls and procedures were not effective. The ineffectiveness of our disclosure controls and procedures was due to a material weakness described below.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission .  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2014, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in 2014 and 2013.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2014	2013
Audit Fees(1)	$40,000	$55,000
Audit-Related Fees(2)	—	—
Tax Fees(3)		1,500
All Other Fees	—	—
Total	$40,000	$56,500

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.

(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our company, nor any affiliated purchaser of our company, has purchased any of our securities during Fiscal 2014.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

The following Consolidated Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 34 to 51 of this Report:

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

Dated: June 29, 2015

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.Com Inc.:

We have audited the accompanying consolidated balance sheets of Chineseworldnet.Com Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the year ended December 31, 2014, 2013 and 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year ended December 31, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred losses from operations since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada MNP LLP, Chartered Accountants

June 29, 2015

Chineseworldnet.Com Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2014	2013
	$	$

ASSETS
Current assets
Cash and cash equivalents [note 2]	186,757	1,715,300
Available-for-sale securities [note 4]	-	974,639
Accounts receivable [note 5]	-	73,489
Receivable from a related party [note 11]	-	172,240
Note receivable [note 6]	693,296	-
Prepaid expenses and deposits	4,882	66,149
Total current assets	884,935	3,001,817

Equipment [note 7]	-	14,853
Long term investments [note 8]	-	147,806
Total assets	884,935	3,164,476

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	86,762	300,022
Due to related parties, non-interest bearing [note 11]	2,628	24,444
Deferred revenue	-	75,677
Bank loans [note 9]	-	1,279,002
Total current liabilities	89,390	1,679,145

Stockholders’ equity [note 10]
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,182,073	4,257,028
Accumulated other comprehensive income	-	(19,521)
Deficit	(3,397,478)	(2,801,484)
Equity attributable to shareholders of the Company	795,545	1,446,973
Non-controlling interests	-	38,358
Total stockholders’ equity	795,545	1,485,331
Total liabilities and stockholders’ equity	884,935	3,164,476
Nature of operation [note 1]
Subsequent events [note 14]

See accompanying notes

Chineseworldnet.Com Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in		Accumulated other comprehensive	Total equity (deficiency) attributable to common	Non controlling
	Shares	Amount	capital	(Deficit)	Income	stockholders	interest	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2012	10,950,000	10,950	4,255,550	(2,311,246)	26,015	1,981,269	43,935	2,025,204

Stock based compensation	—	—	25,841	—	—	25,841	—	25,841
Change of ownership in CWN china	—	—	(24,363)	—	—	(24,363)	24,363	—
Components of comprehensive income (loss):	—	—	—	—	—	—	—	—
Unrealized gain or loss on Available-for-sale securities	—	—	—	—	(16,284)	(16,284)	—	(16,284)
Foreign currency translation adjustment	—	—	—	—	(29,252)	(29,252)	1,216	(28,036)

Net income (loss) for the year	—	—	—	(490,238)	—	(490,238)	(31,156)	(521,394)

Balance, December 31, 2013	10,950,000	10,950	4,257,028	(2,801,484)	(19,521)	1,446,973	38,358	1,485,331

Stock based compensation	—	—	(74,955)	—	—	(74,955)	—	(74,955)
Change of ownership in CWN china	—	—	—	—	—	—	—	—
Components of comprehensive income (loss):	—	—	—	—	—	—	—	—
Unrealized gain or loss on Available-for-sale securities	—	—	—	—	—	—	—	—
Foreign currency translation adjustment on deconsolidation of subsidiary	—	—	—	—	19,521	19,521	—	19,521
Deconsolidation of non-controlling interest	—	—	—	—	—	—	(38,358)	(38,358)
Net income (loss) for the year	—	—	—	(595,994)	—	(595,994)	—	(595,994)

Balance, December 31, 2014	10,950,000	10,950	4,182,073	(3,397,478)	—	795,545	—	795,545

See accompanying notes

Chineseworldnet.Com Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Year ended December 31

(Expressed in U.S. Dollars)

	2014	2013	2012
	$	$	$

Revenue	158,752	937,781	1,243,638

Expenses
Advertising and promotion	14,647	82,907	212,930
Audit and legal	60,973	82,014	84,354
Consulting fees	30,062	90,000	90,000
Depreciation	(4,854)	7,776	15,216
Directors’ remuneration	-	12,000	12,000
Office and miscellaneous	50,551	72,142	82,316
Printing	1,408	8,068	17,579
Provision for bad and doubtful debts	-	51,112	(30,472)
Rent and operating	44,692	145,356	139,509
Salaries and benefits	150,922	491,519	695,639
Seminar operating expense	-	—	620
Stock based compensation	(74,955)	25,841	59,404
Telephone	3,795	13,747	18,808
Travel and entertainment	23,809	113,293	215,379
	(301,050)	(1,195,775)	(1,613,282)
Other income (loss)
Interest and sundry income	2,446	20,390	37,775
Gain (loss) on available-for-sale securities	-	6,451	50,193
Foreign exchange gain (loss) and other losses	(85,799)	(89,108)	35,294
Equity pick up	(3,896)	(197,276)	166,735
Imputed interest income	45,766	-	-
Gain (loss) on disposal of subsidiaries [note 3]	(422,565)	-	-
Other income (loss), net	(464,048)	(259,543)	289,997

Loss before income taxes	(606,346)	(517,537)	(79,647)
Deferred tax recovery (expense)	-	(3,857)	(49,284)

Net loss for the year	(606,346)	(521,394)	(128,931)
Other comprehensive income (loss)
Unrealized gain or loss on available –for-sale securities	-	(45,536)	22,309
Currency translation adjustments	-	1,216	13,359
Comprehensive income (loss)	(606,346)	(44,320)	35,668

Net income (loss) attributable to:
Common stockholders	(595,994)	(490,238)	(85,088)
Non-controlling interests	(10,352)	(31,156)	(43,843)
	(606,346)	(521,394)	(128,931)
Net comprehensive income (loss) attributable to:
Common stockholders	(595,994)	(535,774)	(49,722)
Non-controlling interests	(10,352)	(29,940)	(43,541)
	(606,346)	(565,714)	(93,263)

Earning (loss) per share – basic	(0.05)	(0.05)	(0.01)
Earning (loss) per share – diluted	(0.05)	(0.05)	(0.01)
Weighted average number of common shares outstanding
- basic	10,950,000	10,950,000	10,950,000
- diluted	10,950,000	10,950,000	10,950,000

See accompanying notes

Chineseworldnet.Com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31

(Expressed in U.S. Dollars)

	2014	2013	2012
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	(606,346)	(521,394)	(128,931)

Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	(4,854)	7,776	15,216
Deferred tax recovery	-	3,857	49,284
Stock based compensation	(74,955)	25,841	59,404
Equity interest pick up	3,896	197,276	(166,735)
Gain on short term investment	(5,492)	-	(50,193)
Write-down equipments	-	506	-
Imputed interest	(8,051)	-	-
Loss on deconsolidation of subsidiaries	422,565	-	-

Changes in non-cash working capital items:
Accounts receivable	(21,278)	(12,230)	46,825
Prepaid expenses and deposits	5,127	(18,481)	(3,767)
Accounts payable and accrued liabilities	31,851	(6,747)	69,656
Deferred revenue	(16,200)	(15,520)	(42,449)
Net cash provided by (used in) operating activities	(273,737)	(339,116)	(151,690)

FINANCING ACTIVITIES:
Short term loan	(1,279,002)	(1,178,746)	(602,610)
Due to related parties	(20,223)	331,125	(190,448)
Net cash provided by financing activities	(1,299,225)	1,509,871	(793,058)

INVESTING ACTIVITIES:
Purchase of equipment	-	-	(1,726)
Short term investments	556,223	(274,778)	(19,944)
Cash received from deconsolidation of subsidiary	239,427	-	-
Cash reduced upon deconsolidation of subsidiary	(751,512)	-	-
Net cash provided by (used in) investing activities	44,138	(274,778)	(21,670)

Effect of exchange rate changes on cash and cash equivalents	281	13,449	631

Increase (decrease) in cash and cash equivalents	(1,528,543)	909,426	(965,787)
Cash and cash equivalents, beginning of year	1,715,300	805,874	1,771,661
Cash and cash equivalents, end of year	186,757	1,715,300	805,874

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—	—
Cash paid for income taxes	—	—	—

See accompanying notes

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.  ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the laws of People’s Republic of China in April 2008. In fiscal year 2012, the Company’s ownership interests in CWN China increased from 80% to 83% after CWN HK invested an amount of $200,000 to CWN China’s registered capital. During the fiscal year 2013, the Company’s ownership interests in CWN China further increased from 83% to 85% after CWN HK invested an amount of $187,200 to CWN China’s registered capital. CWN China has a wholly-owned subsidiary, Weihai Consulting Investment Ltd (“Weihai”), a company incorporated under the laws of People’s Republic of China in September 2009. During the year, the company received shareholder approval and sold all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital on April 28, 2014. For the consideration, the company received an aggregate of CAD $263,968 in funds and one non-interest bearing promissory notes in the aggregate principal amount of CAD $831,031with a maturity date of one year with the option to extend upon mutual agreement.

The Company’s business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, web page hosting and maintenance, online promotion for customers, translation services, investment seminars, investment handbooks, website contest events, and subscription fees. The Company, through its subsidiary, NAI, is also in the business of providing investor relations and public relations (IR/PR) services to public companies.  The IR/PR services are comprised of investment conferences in North America and China, company road shows, investor outreach events, publication of industry related handbooks, online marketing through its proprietary website, and e-mail marketing. These services are considered as one segment based upon the Company’s organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations. After disposal of all subsidiaries and long term investment on April 28, 2014, the core business activities and operations were discontinued. The Company is currently in the process of seeking business opportunities.

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

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly former owned subsidiaries and subsidiaries which the Company owns 85% interests and its investment in CWN Capital Inc through April 28, 2014(the date of deconsolidation of the subsidiaries). All material inter-company accounts and transactions have been eliminated upon consolidation.

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

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. As at December 31, 2014, the Company held a $Nil [2013 - $Nil] term deposit.

Accounts receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a regular basis, at least annually, to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance.  As of December 31, 2014, the company had no Accounts receivable after disposal of assets of all subsidiaries.

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

The carrying value of cash and cash equivalents, accounts payable and accrued liabilities, and notes receivable approximates their fair value because of the short-term nature of these instruments. The Company is exposed to interest rates risk on its cash and cash equivalents. Management does not believe that the impact of interest rate fluctuate will be significant.

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

For the period ended December 31, 2014 and 2013, the fair value of cash and cash equivalents and public traded securities, marketable funds and bank loans are recognized on the balance sheets as level one per the fair value hierarchy; and the fair value of share options and notes receivable are recognized in the balance sheets as level three per the fair value hierarchy.

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

Deconsolidation

The Company accounts for deconsolidation of subsidiaries in accordance with ASC Topic 810 “Consolidation”.

In accordance with ASC Topic 810-10-40-5, the parent shall account for the deconsolidation of a subsidiary by recognizing a gain or loss in net income attributable to the parent, measured as the difference between:

a. The aggregate of all of the following:

1. The fair value of any consideration received;

2. The fair value of any retained non-controlling investment in the former subsidiary at the date the subsidiary is deconsolidated;

3. The carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated.

b. The carrying amount of the former subsidiary’s assets and liabilities.

For the years ended December 31, 2014, the Company incurred approximately US$0.40 million loss on disposal of its former subsidiaries.

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

Recent Accounting Pronouncements

In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In August 2014, the FASB issued Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

3. Deconsolidation and Discontinued Operations

During the year, the Company signed Share Purchase Agreement (the “Agreement”) with Ningbo International Limited, a non related party to sell all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. For the consideration, the company received an aggregate of CAD $263,968 in funds and one non-interest bearing promissory notes in the aggregate principal amount of CAD $831,031with a maturity date of one year with the option to extend upon mutual agreement. The financial statements of NAI, CWN HK and its 85% owned subsidiaries CWN China and CWN Weihei and long term investment of CWN Capital were deconsolidated from the consolidated financial statement of the Company effective April 28, 2014, because the Company lost its ability to impose significant influence, and control of operations and assets of subsidiaries and long term investment.

As a result of the deconsolidation of the subsidiaries and long term investment, the consolidated balance sheets as of December 31, 2014, reflect only the balances of the Company. The consolidated statement of operations contains the results of the operations of the Company for the year ended December 31, 2014 and NAI, CWN HK, CWN China, CWN Weihai and CWN Capital from January 1, 2014 to April 28, 2014.

A loss of $422,565 was recognized on our sale of the controlling interest and deconsolidation of subsidiaries and long term investment as follows:

	$	$
Cash	239,427
Fair value of promissory note	685,245
Fair value of proceeds that resulted in loss of control	924,672
Carrying value of non controlling interest in former subsidiary on the date the subsidiary was deconsolidated	27,716
Subtotal		952,388
Less:
Carrying value of NAI' s net assets	(636,157)
Carrying value of CWN HK's net assets	(1,145,495)
Carrying value of CWN Capital- long term investment	135,231
Recognize realized foreign exchange gain or loss for disposal of subsidiary	33,566
Intercompany balances	2,987,808
		1,374,953
Loss on deconsolidation of subsidiaries and long term investment		(422,565)

4. AVAILABLE-FOR-SALE SECURITIES

Available –for –sale securities consist of marketable funds, marketable securities and stock options and are summarized as follows:

	2014		2013
		Fair		Fair
		Market		Market
	Cost $	value $	Cost $	value $

Public traded securities	-	-	1,177	-
Marketable funds	-	-	966,673	974,639
Stock options	-	-	-	-
Total	-	-	967,850	974,639

The fair market value of public traded securities and marketable funds are measured using quoted prices in active market for the identical assets, the total fair market value is the published market price per share/unit multiplied by the number of shares/units held without consideration of transaction costs.

As of December 31, 2014, the company had no available –for –sale securities after disposal of assets of all subsidiaries.

 5. ACCOUNTS RECEIVABLE

	December 31, 2014	December 31, 2013
Accounts receivable	_	214,661
Allowance for doubtful accounts	_	(141,172)
Total	_	73,489

As of December 31, 2014, the company had no accounts receivable after disposal of assets of all subsidiaries.

6. NOTES RECEIVABLE

As at April 28, 2014, the Company received the promissory notes of CAD $831,031 from Ningbo International Limited, a non related party, as result of disposal all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. See note 3. The promissory note is non interest bearing with a maturity date of one year with the option to extend upon mutual agreement. Subsequent to December 31, 2014, the Company extended the payment date of the notes receivable to April 28, 2016. During the year ended December 31, 2014, the Company recorded imputed interest income of $45,766 and foreign exchange loss of $37,715 in relation to the note. The effective interest rate of the note receivable is 10%.

7. EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$
2014
Furniture and fixtures	_	_	_
Computer equipment	_	_	_
Leasehold improvement	_	_	_
Vehicle	_	_	_
	_	_	_
2013
Furniture and fixtures	35,221	30,946	4,275
Computer equipment	92,016	87,653	4,363
Leasehold improvement	27,689	27,689	_
Vehicle	37,817	31,602	6,215
	192,743	177,890	14,853

As of December 31, 2014, the company had no equipment after disposal of assets of all subsidiaries.

8. LONG TERM INVESTMENTS

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

For the fiscal year 2014 consolidated financial statements, the Company recorded an equity loss of $3,896 for the year from January 1, 2014 to April 28, 2014, which resulted in a net investment of $135,231 as of April 28, 2014.

9. BANK LOANS

In July 27, 2012, the Company entered into a $1million Revolving Credit Facility. The amount is subject to availability of Collateral Lending Value as assessed by the bank from time to time. The Revolving Credit Facility includes both term loan and overdraft for up to 12 months maximum tenor each subject to availability and bank’s discretion. The interest for current account overdraft will be charged monthly in arrears at the bank’s appropriate funding rate plus 2% p.a. or advised by the bank from time to time. The interest for term loans will be charged at 1% p.a. over bank’s cost of funds or as advised by the bank from time to time and payable upon end of the corresponding interest periods and quarterly if the loan tenor exceeds three months. The Revolving Credit Facility will be subject to review at any time at the bank’s discretion without prior notice to the Company. The Revolving Credit Facility is secured by the Company’s total assets. As at December 31, 2014, the Company had $Nil (2013- $1,279,002) of term loan outstanding under the Revolving Credit Facility.

Bank loans consisted of the following:

	December 31, 2014				December 31, 2013
From Financial institutions	Rate			Balance	Rate	Balance
EFG Bank of Hong Kong		%	$		1.17%	$1,279,002

Total			$			$1,279,002

10. STOCKHOLDERS’ EQUITY

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

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2012	1,040,000	$0.60
Forfeited	(20,000)	0.60
Balance, December 31, 2013	1,020,000	0.60
Forfeited	(820,000)	0.60
Balance, December 31, 2014	200,000	$0.60

As at December 31, 2014, the Company has 200,000 stock options outstanding:

Exercise price	Outstanding as at December 31, 2014			Exercisable as at December 31, 2014
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

$0.60	200,000	$0.60	0.44	160,000	$0.60	0.44
	200,000	$0.60	0.44	160,000	$0.60	0.44

Exercise price	Outstanding as at December 31, 2013			Exercisable as at December 31, 2013
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

$0.60	1,020,000	$0.60	1.44	612,000	$0.60	1.44
	1,020,000	$0.60	1.44	612,000	$0.60	1.44

The fair value of each stock option granted in the fiscal year 2010 was calculated as $0.30. The Company recorded stock based compensation expense of ($74,955) in fiscal year 2014 (2013- $27,879 and 2012-$59,404) for options granted in the previous years. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

2010
Risk-free interest rate	2.65%
Expected life of options	5 years
Annualized volatility	76.71%
Dividend rate	0%

There was no stock option granted in fiscal year 2014 and 2013.

11. RELATED PARTY TRANSACTIONS

[a]	In 2014, the Company incurred $22,890 [2013 - $90,000 and 2012 - $90,000] in consulting fees to a company related to a former director of the Company, of which $Nil [2013 - $22,500] was outstanding included in accounts payable and accrued liabilities as at December 31, 2014.

[b]	As at December 31, 2014, the Company has non-interest bearing loan from the stockholders in the amount of $2,628 [2013 - $12,444].

[c]	In 2014, the Company incurred $Nil [2013 - $12,000 and 2012 - $12,000] in director fees, of which $Nil [2013 - $12,000] was outstanding and included in accounts payable and accrued liabilities as at December 31, 2014.

[d]	In 2014, the Company provided service for a total of $36,467 [2013 - $115,093 and 2012 - $270,810] to CWN Capital, of which $Nil [2012 - $115,093] was outstanding and included in receivable from a related party as at December 31, 2014. The balance of receivable from a related party in the amount of $Nil [2013 - $57,147] represents costs incurred on behalf of CWN Capital by the Company.

[e]	As at April 28, 2014, the Company provided no service [2013 - $11,653and 2012 - $14,043] to CWN Mining Acquisition, a company in which CEO of the Company has significant influence.

Also see note 8.

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

12. INCOME TAXES

The parent company is subject to the tax laws of Cayman Islands and the tax rate is 0%. NAI is a Canadian company and its income tax expense varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate at 26%. CWN HK and CWN China are taxed at 16.5% and 25% based on the Hong Kong and Chinese tax laws. The reconciliation of the income tax expense is as follows:

	2014 $	2013 $	2012 $

Net Income (loss) for the year	(606,346)	(517,537)	(79,646)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Non-deductible items	1,667	8,962	15,250
Change in estimates		(2,268)	(7,259)
Change enacted of tax rate		(2,702)	-
Functional currency adjustments	2,050	(10,985)	(2,022)
Foreign tax rate differential		(53,640)	(84,074)
Disposition of subsidiaries	410,964	-	-
Change in valuation allowance	(414,681)	64,490	127,389
Income tax expense (recovery)	-	3,857	(49,284)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax assets (liabilities) at December31, 2014 and 2013 are comprised of the following:

	2014 $	2013 $

Non-capital loss carryforwards		413,959
Capital losses		-
Equipment and furniture		2,008
Others		(1,286)
		414,681
Valuation allowance		(414,681)
Net deferred tax assets		-

The company is subject to the tax laws of Cayman Islands and the tax rate is 0%. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Tax declarations are subject to review and investigation by the authority, which are enabled by law to impose extremely severe fines, penalties and interest charges. The risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

13.  GEOGRAPHIC INFORMATION

The Company’s head office is located in Cayman Islands. The operations of the Company are primarily in two geographic areas: Canada and China. A summary of geographical information for the Company’s assets and net loss for the years is as follows:

Year ended December 31, 2014	Canada	China	Total

Revenue from external customers	$158,333	$419	$158,752
Net income (loss)	(542,476)	(63,870)	(606,346)
Total assets	$884,935	$-	$884,935

Year ended December 31, 2013	Canada	China	Total

Revenue from external customers	$923,350	$14,431	$937,781
Net income (loss)	(313,717)	(207,677)	(521,394)
Total assets	$3,128,054	$48,422	$3,176,476

14.  SUBSEQUENT EVENTS

[a]	As agreed by both parties, the maturity date of the promissory note between the company and Ningbo International Limited was extended to April 28, 2016.

Also see note 7.

15.  COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.

- 49 -