Form 20-F
period 2015-12-31
CHINESEWORLDNET COM INC
filed 2016-05-02
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Our financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2015” are to our fiscal year ended December 31, 2015, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected consolidated financial information from our consolidated financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2015, 2014, 2013, 2012 and 2011.  The information for the last three fiscal years ended December 31,2014, 2013 and 2012, have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.  Information for the year ended December 31, 2011 has been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

	Year ended December 31,
	2015	2014	2013	2012	2011
Consolidated Statements of Operations:
Revenue	$-	158,752	937,781	1,243,638	1,675,875
Net income (loss) for the year	(167,809)	(606,346)	(521,394)	(128,931)	138,040
Net income (loss) attributable to non-controlling interest	-	(10,352)	(31,156)	(43,843)	(60,926)
Net income (loss) attributable to common stockholders	(167,809)	(595,994)	(490,238)	(85,088)	198,966
Earning (loss) per share – basic	(0.02)	(0.05)	(0.05)	(0.01)	0.01
Earning (loss) per share – diluted	(0.02)	(0.05)	(0.05)	(0.01)	0.01
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000	10,950,000	11,404,862

Consolidated Balance Sheets:
Total assets	$673,204	884,935	3,164,476	2,571,264	3,182,417
Equipment	-	-	14,853	23,515	36,519
Total current liabilities	44,412	89,390	1,679,145	546,060	1,123,354
Total stockholders’ equity (deficiency)	628,792	795,545	1,485,331	2,025,204	2,059,063

No dividends have been declared or paid in Fiscal 2015, Fiscal 2014 and Fiscal 2013.

B.	Capitalization and Indebtedness

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

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company‘s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2013, Fiscal 2014 and Fiscal 2015, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

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

Revenue Breakdown

The breakdown of the revenue sources for the years ended December 31, 2015, 2014, and 2013 is as follows:

	Year ended December 31,
Revenue Breakdown	2015	2014	2013
GCFF Conference Business	$-	$31,205	$430,377
Road Show Business	-	-	87,396
Various IR/PR Service	-	12,708	61,177
Chinese Webpage Design, Hosting and Maintenance	-	21,937	115,373
Online Marketing Service	-	-	28,683
Banner Advertising	-	-	3,122
Publication Service	-	-	16,825
CWN Membership and Online Service	-	631	2,643
Translation Service (Company Review, Company Newsletter)	-	3,867	4500
Other Revenues	-	88,404	187,685
Total	$-	$158,752	$937,781

The breakdown of the revenue sources by geographic market for the years ended December 31, 2015, 2014,and 2013 is as follows. A majority of our revenues were generated from our wholly-owned subsidiary NAI based in Vancouver in Canada, and partly is generated from CWN China based in Shanghai in China.

	Year ended December 31,
Revenue Breakdown	2015	2014	2013
Canada	-	158,333	923,350
China	-	419	14,431

Corporate Strategy and Strategic Business Plan

As at December 31, 2015, ChineseWorldNet.com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

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

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2015, 2014, and 2013 should be read in conjunction with the consolidated financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The company is inactive since April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses.  Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2015, 2014, and 2013

For the year ended December 31, 2015 (“fiscal 2015”), we recorded a net loss of $167,809 attributable to common stockholders (($0.02) per common share), compared to a net loss of $606,346 of which $595,994 was attributable to common stockholders ($0.05 loss per common share) for the year ended December 31, 2014 (“fiscal 2014”).  The decrease of net loss of $438,537 was primarily due to the loss of $422,565 from disposal of subsidiaries in fiscal 2014. In fiscal 2015, we recorded revenue of $Nil compared to $158,752 in fiscal 2014.  No revenue recorded in fiscal 2015 was primarily due to the sale of all business operations after April 28, 2014.

For the year ended December 31, 2014 (“fiscal 2014”), we recorded a net loss of $606,346 with a net loss of $595,994 attributable to common stockholders (($0.05) per common share), compared to a net loss of $521,394 of which $490,238 was attributable to common stockholders (($0.05) per common share) for the year ended December 31, 2013 (“fiscal 2013”).  The increase of net loss of $84,952 was primarily due to the loss of $422,565 from disposal of subsidiaries and the foreign exchange loss of $85,799. In fiscal 2014, we recorded revenue of $158,752 compared to $937,781 in fiscal 2013.  The decrease of revenue of $779,029 was primarily due to the sale of all business operations on April 28, 2014. The revenue of subsidiaries in fiscal 2014 was included and recorded in loss from discontinuing operations.

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

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

In Fiscal 2015, the Company no longer had any revenue sources after disposal of all subsidiaries.

Revenues

GCFF Conference Business

Revenue generated from GCFF Conference Business was $Nil in Fiscal 2015, compared to $31,205 in Fiscal 2014.  The decrease of revenue by $31,205 was due to discontinuing operations of core businesses after sale of subsidiaries on April 28, 2014.

Various IR/PR Service

Revenue from Various IR/PR Service was $Nil in Fiscal 2015, compared to $12,708 in Fiscal 2014.  The decrease of revenue by $12,708 was due to the sale of the Company’s businesses on April 28, 2014

Chinese Webpage Design, Hosting and Maintenance

Revenue from Chinese Webpage Design was $Nil in Fiscal 2015, Hosting and Maintenance was, compared $21,937 in Fiscal 2014.  The decrease of revenue by $21,937 was due to the sale of the Company’s businesses in April 28, 2014.

CWN Membership and Online Service

Revenue we generated from CWN Membership and Online Service decreased $631 from $631 in Fiscal 2014 to $Nil in Fiscal 2015.  The decrease of revenue was due to the sale of the Company’s businesses after April 28, 2014.

Translation Service

Translation Service was $Nil in Fiscal 2015, compared to $3,867 in Fiscal 2014. The decrease of revenue by $3,867 was due to the sale of the Company’s businesses after April 28, 2014.

Other Revenues

Other Revenues was $Nil in Fiscal 2015, compared to $88,404 in Fiscal 2014.  The decrease of revenue by $88,404 was due to the sale of the Company’s businesses after April 28, 2014.

Expenses

For fiscal 2015, we recorded operating expenses of $39,214 compared to operating expenses of $301,050 for Fiscal 2014.  The decrease of expenses by $261,836 was due to the sale of subsidiaries on April 28, 2014. Most of the expenses had been greatly reduced in Fiscal 2015 as compared with Fiscal 2014.

Advertising and Promotion

Advertising and promotion expenses were $Nil in fiscal 2015, compared to $14,647 in fiscal 2014. The decrease of expenses by $14,647 was due to the sale of subsidiaries on April 28, 2014.

Audit and Legal

Audit and legal expenses were $37,865 in fiscal 2015, compared to $60,973 in fiscal 2014.  The decrease of $23,108 was primarily due to the decrease of audit and legal fees in Fiscal 2015 as compared to Fiscal 2014.

Consulting Fees

Consulting fees expenses were $Nil in Fiscal 2015, compared to $30,062 in Fiscal 2014. The decrease was primarily due to termination of consulting contracts on April 30, 2014.

Directors’ Remuneration

No directors’ remuneration expenses were paid in Fiscal 2014 & Fiscal 2015.

Office and Miscellaneous

Office and miscellaneous expenses were $293 in Fiscal 2015, compared to $50,551 in Fiscal 2014.  The significant decrease of $50,258 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Printing

Printing expenses were $Nil in Fiscal 2015, compared to $1,408 in Fiscal 2014. The decrease of $1,408 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Rent and Operating

Rent and operating expenses were $Nil in Fiscal 2015, compared to $44,692 in Fiscal 2014. The significant decrease of $44,692 was primarily due to the sale of the Company’s businesses after April 28, 2014. No office spaces were rented in Fiscal 2015

Salaries and Benefits

Salaries and benefits expenses were $Nil in Fiscal 2015, compared to $150,922 in Fiscal 2014 The significant decrease of $150,922 was primarily due to the sale of the Company’s businesses after April 28, 2014. There were no employees hired in the Company.

Stock-based Compensation

Stock-based compensation expenses recorded a credit of $74,955 in Fiscal 2014 compared to $25,841 in Fiscal 2013. The decrease was due to the 820,000 stock options granted Jun 10, 2010 was cancelled after sale of subsidiaries on April 28, 2014.

Telephone

Telephone expenses were $Nil in Fiscal 2015, compared to $3,795 in Fiscal 2014.  The decrease of $3,795 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Travel and Entertainment

Travel and entertainment expenses were $Nil in Fiscal 2015, compared to $23,809 in Fiscal 2014.  The decrease of $23,809 was primarily due to the sale of the Company’s businesses after April 28, 2014.

Other Income (Loss)

We recorded other loss of $128,595 in Fiscal 2015, compared to other loss of $464,048 in Fiscal 2014.  The substantial decrease of other loss of $335,453 was primarily due to the sale of the Company’s businesses after April 28, 2014 and recorded a loss of $422,565 on disposal in Fiscal 2014.

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

Inflation

We do not believe that inflation will have a material adverse effect on our financial condition.  Traditionally, Canada has not been a country that experienced a substantial increase in inflation.  As of December 31, 2015, the annual average rate of inflation in Canada was 1.20%.

B.	Liquidity and Capital Resources

As of December 31, 2015, we had cash and cash equivalents of $85,906. We had a working capital of $628,792 at December 31, 2015, compared to $795,545 at December 31, 2014.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu(1)	56	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu(1)	55	January 12, 2000	Director
Fong Szeto	68	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

The following table provides information regarding direct and indirect remuneration paid to the directors and executive officers of CWN and its subsidiaries during Fiscal 2015.

Annual Compensation in Fiscal 2015
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Chi Cheong Liu(1) Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	________
Chi Kong Liu(2) Director	Nil	Nil	________
Fong Szeto(3) Director	Nil	Nil	________

(1)	Mr. Liu is a shareholder and does not receive salary. The company paid Mr. Liu director fee of $Nil in 2015, $Nil in 2014, and $3,000 per year in 2013.

(2)	Mr. Liu is a shareholder and does not receive salary. The company paid Mr. Liu director fee of $Nil in 2015, $Nil in 2014, and $3,000 per year in 2013.

(3)	Mr. Szeto is a shareholder and does not receive salary. The company paid Mr. Szeto director fee of $Nil in 2015 and 2014.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2015, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2015.  The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2016.

Name and Respective Office and Position Held	Share Ownership	% Share Ownership
Chi Cheong Liu (1)	1,730,000	15.80%
Chi Kong Liu	580,000	5.30%
Fong Szeto	30,000	0.27%
Total	2,340,000	21.37%

(1)	Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owned 1,166,667 Common Shares of our company. Goldpac Investments Ltd., for which Mr. Liu is principal, owned 200,000 Common Shares of our company. Total direct and indirect share ownership was 3,096,667 Common Shares or 28.28% of the total Common Shares of our company.

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

As at December 31, 2015, we had no options issued and outstanding, of which 200,000 options were fully vested and expired.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at April 29, 2016.  The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2016.

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned
Chi Cheong Liu(1)	3,096,667	28.28%
Vcanland China Holdings Ltd.	1,500,000	13.70%
Datacom Venture Limited	600,000	5.48%
Chi Kong Liu	580,000	5.30%
Monica Law	570,000	5.21%
Total	6,709,167	61.28%

(1)	Mr. Liu owns 1,730,000 Common Shares. Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owns 1,166,667 Common Shares. Goldpac Investments Ltd., for which Mr. Liu is a principal, owns 200,000 Common Shares.

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

As at December 31, 2015, the Company has non-interest bearing loan from the stockholders in the amount of $2,628 [2014 - $2,628].

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

This Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2014, 2013, and 2012, including our consolidated balance sheets as of December 31, 2014, and 2013, and the consolidated statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2014, 2013, and 2012, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page 27 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations have been discontinued as at year ended 2015.

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

Periods	High	Low
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12
Fiscal 2011	$1.40	$0.12
Fiscal 2010	$0.75	$0.25
Fiscal 2009	$0.25	$0.13
Fiscal 2008	$1.30	$0.20

Fiscal 2016
1Q-2016(1)	$0.02	$0.02

Fiscal 2015
4Q-2015(1)	$0.02	$0.02
3Q-2015(1)	$0.02	$0.02
2Q-2015	$0.02	$0.02
1Q-2015	$0.08	$0.02

Fiscal 2014
4Q-2014(1)	$0.07	$0.07
3Q-2014	$0.07	$0.06
2Q-2014	$0.06	$0.05
1Q-2014(1)	$0.05	$0.05

Fiscal 2013
4Q-2013(1)	$ 0. 25	$0.05
3Q-2013(1)	$0.25	$0.25
2Q-2013	$0.25	$0.25
1Q-2013	$0.55	$0.12

Most Recent 6 months from November 2015 through April 2016
April 2016(1)	$0.02	$0.02
March 2016(1)	$0.02	$0.02
February 2016(1)	$0.02	$0.02
January 2016(1)	$0.02	$0.02
December 2015(1)	$0.02	$0.02
November 2015(1)	$0.02	$0.02

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

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

The material contracts entered into by us during the last two years, other than those contracts entered into in the ordinary course of business, are as follows:

•	On April 28, 2016, the company entered into an agreement with Ningbo extending the promissory loan by 2 years. The loan bears an 8% per annum interest rate and is payable at any time within the 2 years.

•	On April 18, 2014, the company received shareholder approval for a share purchase agreement for the sale of all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. As part of the contract, we will receive an aggregate of $263,968.90 in funds and one or more non-interest bearing promissory notes in the aggregate principal amount of $831,031.10 with a maturity date of one year with the option to extend upon mutual agreement.

•	Share purchase agreement dated March 19, 2014 with Ningbo International Limited. See Item 4.A. History and Development of the Company.

D.	Exchange Controls

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

Based on its evaluation, our management, with the participation of our principal executive officer and principal financial officer concluded that as of December 31, 2015, our disclosure controls and procedures were not effective. The ineffectiveness of our disclosure controls and procedures was due to a material weakness described below.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission .  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2015, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in 2015 and 2014.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2015	2014
Audit Fees(1)	$8,000	$40,000
Audit-Related Fees(2)	—	—
Tax Fees(3)		—
All Other Fees	—	—
Total	$8,000	$40,000

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.

(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our company, nor any affiliated purchaser of our company, has purchased any of our securities during Fiscal 2015.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

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

Dated: April 29, 2016

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.Com Inc.:

We have audited the accompanying balance sheets of Chineseworldnet.Com Inc. (the “Company”) as of December 31, 2015 and 2014, and the related statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the year ended December 31, 2015, 2014 and 2013. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the year ended December 31, 2015, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred losses from operations since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	MNP LLP, Chartered Professional Accountants

April 29, 2016

Chineseworldnet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2015	2014
	$	$

ASSETS
Current assets
Cash and cash equivalents [note 2]	85,906	186,757
Note receivable [note 6]	582,384	693,296
Prepaid expenses and deposits	4,914	4,882
Total current assets	673,204	884,935

Total assets	673,204	884,935

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	41,784	86,762
Due to related parties, non-interest bearing [note 11]	2,628	2,628
Total current liabilities	44,412	89,390

Stockholders’ equity [note 10]
Common stock
Authorized
100,000,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,182,073
Deficit	(3,565,287)	(3,397,478)
Total stockholders’ equity	628,792	795,545
Total liabilities and stockholders’ equity	673,204	884,935
Nature of operation [note 1]
Subsequent events [note 14]

See accompanying notes

Chineseworldnet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in		Accumulated other comprehensive	Total equity (deficiency) attributable to common	Non controlling
	Shares	Amount	capital	(Deficit)	Income	stockholders	interest	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2013	10,950,000	10,950	4,257,028	(2,801,484)	(19,521)	1,446,973	38,358	1,485,331

Stock based compensation	—	—	(74,955)	—	—	(74,955)	—	(74,955)
Foreign currency translation adjustment on deconsolidation of subsidiary	—	—	—	—	19,521	19,521	—	19,521
Deconsolidation of non-controlling interest	—	—	—	—	—	—	(38,358)	(38,358)
Net income (loss) for the year	—	—	—	(595,994)	—	(595,994)	—	(595,994)

Balance, December 31, 2014	10,950,000	10,950	4,182,073	(3,397,478)	—	795,545	—	795,545

Stock-based compensation	—	—	1,056	—	—	1,056	—	1,056
Net income (loss) for the year	—	—	—	(167,809)	—	(167,809)	—	(167,809)
Balance, December 31, 2015	10,950,000	10,950	4,183,129	(3,565,287)	—	628,792	—	628,792

See accompanying notes

Chineseworldnet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Year ended December 31

(Expressed in U.S. Dollars)

	2015	2014	2013
	$	$	$

Revenue	-	158,752	937,781

Expenses
Advertising and promotion	-	14,647	82,907
Audit and legal	30,817	60,973	82,014
Consulting fees	-	30,062	90,000
Depreciation	-	(4,854)	7,776
Directors’ remuneration	-	-	12,000
Office and miscellaneous	7,341	50,551	72,142
Printing	-	1,408	8,068
Provision for bad and doubtful debts	-	-	51,112
Rent and operating	-	44,692	145,356
Salaries and benefits	-	150,922	491,519
Stock based compensation	1,056	(74,955)	25,841
Telephone	-	3,795	13,747
Travel and entertainment	-	23,809	113,293
	(39,214)	(301,050)	(1,195,775)
Other income (loss)
Interest and sundry income	11	2,446	20,390
Gain (loss) on available-for-sale securities	-	-	6,451
Foreign exchange gain (loss) and other losses	(128,606)	(85,799)	(89,108)
Equity pick up	-	(3,896)	(197,276)
Imputed interest income	-	45,766	-
Gain (loss) on disposal of subsidiaries [note 3]	-	(422,565)	-
Other income (loss), net	(128,595)	(464,048)	(259,543)

Loss before income taxes	(167,809)	(606,346)	(517,537)
Deferred tax recovery (expense)	-	-	(3,857)

Net loss for the year	(167,809)	(606,346)	(521,394)
Other comprehensive income (loss)
Unrealized gain or loss on available –for-sale securities	-	-	(45,536)
Currency translation adjustments	-	-	1,216
Comprehensive income (loss)	(167,809)	(606,346)	(565,714)

Net income (loss) attributable to:
Common stockholders	(167,809)	(595,994)	(490,238)
Non-controlling interests	-	(10,352)	(31,156)
	(167,809)	(606,346)	(521,394)
Net comprehensive income (loss) attributable to:
Common stockholders	(167,809)	(595,994)	(535,774)
Non-controlling interests	-	(10,352)	(29,940)
	(167,809)	(606,346)	(565,714)

Earning (loss) per share – basic	(0.02)	(0.05)	(0.05)
Earning (loss) per share – diluted	(0.02)	(0.05)	(0.05)
Weighted average number of common shares outstanding
- basic	10,950,000	10,950,000	10,950,000
- diluted	10,950,000	10,950,000	10,950,000

See accompanying notes

Chineseworldnet.Com Inc.

STATEMENTS OF CASH FLOWS

Year ended December 31

(Expressed in U.S. Dollars)

	2015	2014	2013
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	(167,809)	(606,346)	(521,394)

Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	(4,854)	7,776
Deferred tax recovery	-	-	3,857
Stock based compensation	1,056	(74,955)	25,841
Equity interest pick up	-	3,896	197,276
Gain on short term investment	-	(5,492)	-
Write-down equipment	-	-	506
Imputed interest	-	(8,051)	-
Loss on deconsolidation of subsidiaries	-	422,565	-
Foreign exchange gain (loss)	128,606	-	-

Changes in non-cash working capital items:
Accounts receivable	-	(21,278)	(12,230)
Prepaid expenses and deposits	(32)	5,127	(18,481)
Accounts payable and accrued liabilities	(41,979)	31,851	(6,747)
Deferred revenue	-	(16,200)	(15,520)
Net cash provided by (used in) operating activities	(80,158)	(273,737)	(339,116)

FINANCING ACTIVITIES:
Short term loan	-	(1,279,002)	(1,178,746)
Due to related parties	-	(20,223)	331,125
Net cash provided by financing activities	-	(1,299,225)	1,509,871

INVESTING ACTIVITIES:
Purchase of equipment	-	-	-
Short term investments	-	556,223	(274,778)
Cash received from deconsolidation of subsidiary	-	239,427	-
Cash reduced upon deconsolidation of subsidiary	-	(751,512)	-
Net cash provided by (used in) investing activities	-	44,138	(274,778)

Effect of exchange rate changes on cash and cash equivalents	(20,693)	281	13,449

Increase (decrease) in cash and cash equivalents	(100,851)	(1,528,543)	909,426
Cash and cash equivalents, beginning of year	186,757	1,715,300	805,874
Cash and cash equivalents, end of year	85,906	186,757	1,715,300

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—	—
Cash paid for income taxes	—	—	—

See accompanying notes

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.  ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the laws of People’s Republic of China in April 2008. In fiscal year 2012, the Company’s ownership interests in CWN China increased from 80% to 83% after CWN HK invested an amount of $200,000 to CWN China’s registered capital. During the fiscal year 2013, the Company’s ownership interests in CWN China further increased from 83% to 85% after CWN HK invested an amount of $187,200 to CWN China’s registered capital. CWN China has a wholly-owned subsidiary, Weihai Consulting Investment Ltd (“Weihai”), a company incorporated under the laws of People’s Republic of China in September 2009. In year 2014, the company received shareholder approval and sold all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. For the consideration, the company received an aggregate of CAD $263,968 in funds and one non-interest bearing promissory notes in the aggregate principal amount of CAD $831,031with a maturity date of one year with the option to extend upon mutual agreement.

After disposal of all subsidiaries and long term investment on April 28, 2014, the core business activities and operations were discontinued. The Company is currently inactive with limited operations and is in the process of seeking business opportunities.

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

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, fair value of financial instruments, deferred income tax assets and liabilities and stock based compensation.

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2015 (2014 - $nil) .

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

Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, deferred tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect of a change in income tax rates on deferred tax liabilities and assets is recognized in income in the period in which the change occurs. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2015, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

Comprehensive income

The Company accounts for comprehensive income under the provisions of ASC Topic 220-10, Comprehensive Income - Overall, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statements of Operations and Comprehensive Loss.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

For the period ended December 31, 2015 and 2014, the fair value of cash and cash equivalents are recognized on the balance sheets as level one per the fair value hierarchy; and the fair value of share options and notes receivable are recognized in the balance sheets as level three per the fair value hierarchy.

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

For the year ended December 31, 2014, the Company incurred approximately US$0.40 million loss on disposal of its former subsidiaries.

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

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

In April 2014, the FASB issued Accounting Standards Update ("ASU") 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued operations and Disclosures of Disposals of Components of an Entity. The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. They also address sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the entity's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The amendments in this ASU are effective for the first quarter of 2015 for public entities with calendar year ends. The Company adopted ASU 2014-08 on January 1, 2015 and the adoption of this pronouncement did not have a material effect on the Company's consolidated financial position or results of operations.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (ASU 2014-09). This accounting standard supersedes all existing US GAAP revenue recognition guidance. Under ASU 2014-09, a company will recognize revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration which the company expects to collect in exchange for those goods or services. ASU 2014-09 will require additional disclosures in the notes to the consolidated financial statements and is effective for annual and interim reporting periods beginning after December 15, 2016. The Company is evaluating the impact of ASU 2014-09 and an estimate of the impact to the consolidated financial statements cannot be made at this time. In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The standard provides guidance that a performance target that affects vesting of a share-based payment and that could be achieved after the requisite service condition is a performance condition. As a result, the target is not reflected in the estimation of the award's grant date fair value. Share-based compensation cost for such award would be recognized over the required service period, if it is probable that the performance condition will be achieved. ASU 2014-12 is effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The guidance should be applied on a prospective basis to awards that are granted or modified on or after the effective date of the standard. Companies also have the option to apply the guidance on a modified retrospective basis for awards with performance targets outstanding on or after the beginning of the first annual period presented after the effective date of the standard. The Company is evaluating the impact of ASU 2014-12 and an estimate of the impact to the consolidated financial statements cannot be made at this time.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The ASU provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Recent Accounting Pronouncements (continued)

ability to continue as a going concern."

The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter and early adoption is permitted. The Company is evaluating the impact of ASU 2014-15 and an estimate of the impact to the consolidated financial statements cannot be made at this time.

In January 2015, the FASB issued ASU 2015-01, Income Statement-Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which eliminates the concept of extraordinary items. Under this new guidance, entities will no longer be required to separately classify, present and disclose extraordinary events and transactions. The amendments in this update are effective for annual and interim periods beginning after December 15, 2015. The Company is evaluating the impact of ASU 2015-01 and an estimate of the impact to the consolidated financial statements cannot be made at this time.

In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis"("ASU 2015-02"). ASU 2015-02 makes several modifications to the consolidation guidance for variable interest entities ("VIEs") and general partners' investments in limited partnerships, as well as modifications to the evaluation of whether limited partnerships are VIEs or voting interest entities. It is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted.

In April 2015, FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). In August 2015, FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-03 will require that debt issuance costs be presented in the balance sheet as a deduction from the carrying amount of the debt. ASU 2015-15 allows an entity to present debt issuance costs associated with a revolving line of credit arrangement as an asset, regardless of whether a balance is outstanding. The recognition and measurement guidance for debt issuance costs are not affected by ASU 2015-03 or ASU 2015-15. These ASU’s are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early adoption permitted. ASU 2015-03 will require the Company to reclassify its deferred financing costs associated with its long-term debt from other assets to long-term debt on a retrospective basis. The new standard will not affect the Company’s results of operations or cash flows.

On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends ASC Topic 718, Compensation – Stock Compensation. The ASU simplifies several aspects of the accounting for employee share-based payment transactions.

The ASU also contains guidance under which nonpublic entities can use the simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awards.

ASU 2016-09 is effective for public business entities for annual reporting periods beginning after December 15, 2016, and interim periods within that reporting period. Early adoption will be permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption.

The Company is evaluating the impact of the amended guidance on its consolidated financial statements. There have been no other accountings pronouncements issued but not yet adopted by the Company which are expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3. Deconsolidation and Discontinued Operations

In year 2014, the Company signed Share Purchase Agreement (the “Agreement”) with Ningbo International Limited, a non related party to sell all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. For the consideration, the company received an aggregate of CAD $263,968 in funds and one non-interest bearing promissory notes in the aggregate principal amount of CAD $831,031with a maturity date of one year with the option to extend upon mutual agreement. The financial statements of NAI, CWN HK and its 85% owned subsidiaries CWN China and CWN Weihei and long term investment of CWN Capital were deconsolidated from the consolidated financial statement of the Company effective April 28, 2014, because the Company lost its ability to impose significant influence, and control of operations and assets of subsidiaries and long term investment.

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

A loss of $422,565 was recognized on our sale of the controlling interest and deconsolidation of subsidiaries and long term investment as follows:

	$	$
Cash	239,427
Fair value of promissory note	685,245
Fair value of proceeds that resulted in loss of control	924,672
Carrying value of non-controlling interest in former subsidiary on the date the subsidiary was deconsolidated	27,716
Subtotal		952,388
Less:
Carrying value of NAI' s net assets	(636,157)
Carrying value of CWN HK's net assets	(1,145,495)
Carrying value of CWN Capital- long term investment	135,231
Recognize realized foreign exchange gain or loss for disposal of subsidiary	33,566
Intercompany balances	2,987,808
		1,374,953
Loss on deconsolidation of subsidiaries and long term investment		(422,565)

5. NOTES RECEIVABLE

As at April 28, 2014, the Company received the promissory notes of CAD $831,031 from Ningbo International Limited, a non-related party, as result of disposal all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. The promissory note is non-interest bearing with a maturity date of one year with the option to extend upon mutual agreement. Subsequent to December 31, 2014, the Company extended the payment date of the notes receivable to April 28, 2016. During the year ended December 31, 2014, the Company recorded imputed interest income of $45,766 and foreign exchange loss of $37,715 in relation to the note. The effective interest rate of the note receivable is 10%. During the year ended December 31, 2015, the Company recorded foreign exchange loss of $110,912.

6. STOCKHOLDERS’ EQUITY

Stock Options

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

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2013	1,020,000	$0.60
Forfeited	(820,000)	0.60
Balance, December 31, 2014	200,000	0.60
Expired	(200,000)	0.60
Balance, December 31, 2015	-	$-

As at December 31, 2015, there is no stock option outstanding:

Exercise price	Outstanding as at December 31, 2014			Exercisable as at December 31, 2014
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

$0.60	200,000	$0.60	0.44	160,000	$0.60	0.44
	200,000	$0.60	0.44	160,000	$0.60	0.44

The fair value of each stock option granted in the fiscal year 2010 was calculated as $0.30. The Company recorded stock based compensation expense of $1,056 in fiscal year 2015 (2014 - $(74,955) and 2013 - $27,879) for options granted in the previous years. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

2010
Risk-free interest rate	2.65%
Expected life of options	5 years
Annualized volatility	76.71%
Dividend rate	0%

There was no stock option granted in fiscal year 2015 and 2014.

7. RELATED PARTY TRANSACTIONS

As at December 31, 2015, the Company has non-interest bearing loan from the stockholders in the amount of $2,628 [2014 - $2,628].

All related party transactions were entered into in the normal course of business and are recorded at the exchange amount established and agreed to between the related parties.

8. INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2015 $	2014 $	2013 $

Net Income (loss) for the year	(170,223)	(606,346)	(517,537)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Anticipated tax recovery	—	—	—

Change in tax rates resulting from:
Non-deductible items		1,667	8,962
Change in estimates		-	(2,268)
Change enacted of tax rate		-	(2,702)
Functional currency adjustments		2,050	(10,985)
Foreign tax rate differential		-	(53,640)
Disposition of subsidiaries	-	410,964	-
Change in valuation allowance	-	(414,681)	64,490
Income tax expense (recovery)	-	-	3,857

9.  GEOGRAPHIC INFORMATION

The Company’s head office is located in Cayman Islands. The operations of the Company are primarily in two geographic areas: Canada and China. A summary of geographical information for the Company’s assets and net loss for the years is as follows:

Year ended December 31, 2015	Canada	China	Total

Revenue from external customers	$-	$-	$-
Net income (loss)	(167,809)	-	(167,809)
Total assets	$673,204	$-	$673,204

Year ended December 31, 2014	Canada	China	Total

Revenue from external customers	$158,333	$419	$158,752
Net income (loss)	(542,476)	(63,870)	(606,346)
Total assets	$884,935	$-	$884,935

10.  SUBSEQUENT EVENTS

As agreed by both parties, the maturity date of the promissory note between the company and Ningbo International Limited was extended further 2 years to April 28, 2018. The effective interest rate of the note receivable is 8% per annum with repayment at any time without penalties.

Also see note 6.

11.  COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.

- 39 -