Form 20-F
period 2016-12-31
CHINESEWORLDNET COM INC
filed 2017-05-01
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000.  Except as the context otherwise requires, all references in this annual report (the “ Report ”) on Form 20-F to “we,” “us,” “our,” “CWN,” and the “Company” are to ChineseWorldNet.Com Inc. and, where applicable, our former subsidiaries, including NAI Interactive Ltd. ( “NAI” ), a company incorporated under the laws of British Columbia, ChineseWorldNet.com (Hong Kong) Ltd. ( “CWN HK” ), a company incorporated under the laws of Hong Kong, 85% owned interest in ChineseWorldNet.com (Shanghai) Ltd. ( “CWN China” ), a company incorporated under the laws of People’s Republic of China, and 85% owned interest in Weihai Consulting Investment Ltd. (“ Weihai ”), a company incorporated under the laws of People’s Republic of China.

Our financial statements are prepared in accordance with the United States generally accepted accounting principles ( “US GAAP” ) and are presented in United States dollars ( “US dollars” ).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2016” are to our fiscal year ended December 31, 2016, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

These forward-looking statements are subject to risks and uncertainties that could cause our actual financial position and results to differ materially from those expressed in, anticipated or implied by these forward-looking statements for many reasons, including the risks and statements described in more detail under “ Item 3. Key Information – D. Risk Factors” and “Item 5.Operating and Financial Review and Prospects” included elsewhere in this Report.  We do not undertake any obligation to revise or update these forward-looking statements to reflect new information, future events or circumstances unless required by applicable legislation or regulation.  These forward-looking statements contained in this Report are expressly qualified by this cautionary statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Report on Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 (the “Exchange Act ”) and, as such, there is no requirement to provide any information under this item.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our two most recently completed fiscal periods consisting of the years ended December 31, 2016 and 2015. The information have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “ Item 5 – Operating and Financial Review and Prospects” .

	Year Ended December 31
	2016	2015
Statements of Operations:
Net loss for the year	(37,706)	(167,809)
Loss per share – basic	(0.003)	(0.02)
Loss per share – diluted	(0.003)	(0.02)
Weighted average common shares outstanding – basic	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000

Balance Sheets:
Total assets	$646,373	673,204
Total current liabilities	55,287	44,412
Total stockholders’ equity	591,086	628,792

No dividends have been declared or paid in Fiscal 2016 and Fiscal 2015.

B.	Capitalization and Indebtedness

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

In August 2009, we incorporated CWN Capital Inc. (“ CWN Capital ”) under the BVI Business Companies Act, with a registered address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands, focusing on capital markets businesses.  CWN Capital provided a vehicle for expanding the scope of our businesses into the capital markets.  On October 1, 2010, CWN Capital completed a non-brokered private placement and issued 25,000 of its common shares at a subscription price of $0.01 per share to Silver Lake Investment Partners, Ltd., resulted in CWN diluted down to a 50% ownership in CWN Capital.  On December 18, 2010, CWN Capital completed another non-brokered private placement and issued 55,000 of its common shares at a subscription price of $1.00 per share to Goldpac Investments Partners Ltd., resulted in CWN a diluted down to 23.8% ownership in CWN Capital. As a result we deconsolidated CWN Capital on December 18, 2010 and recorded our interest in CWN Capital as an equity interest. Silver Lake Investment Partners, Ltd. and Goldpac Investments Partners Ltd. were companies controlled by two directors of our company.

On September 8, 2009, CWN China funded and incorporated Weihai as a local entity for the purpose of carrying out certain business operations in the Greater China.  Weihai has the same address as CWN China.  Through CWN China, we had a 85% controlling interest in Weihai.

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company‘s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2014, Fiscal 2015 and Fiscal 2016, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

SALE OF SUBSIDIARIES

On April 28, 2014, the Company completed the sale of all shares that the Company owned in the capital of its subsidiaries to Ningbo International Limited (the “Purchaser” ) in exchange for a cash payment of CDN$263,968.90 and a non-interest bearing promissory note in the principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction” ), pursuant to a share purchase agreement dated March 19, 2014 (the “Share Purchase Agreement” ). The Transaction amounted to the sale of substantially all of the assets of the Company.

Pursuant to the Share Purchase Agreement, the Company sold its right, title and interest in and to all shares that the Company owned in the capital of its subsidiaries as follows:

1.	100 shares in the capital of NAI Interactive Ltd. ( “NAI” ), which shares represent all of the issued and outstanding shares in the capital of NAI;

2.	990 shares in the capital of ChineseWorldNet.com (Hong Kong) Ltd. ( “CWN HK” ) and 10 shares in the capital of CWN HK owned by Chi Cheong Liu, a director and major shareholder of the Company, on the Company’s behalf, which shares, together, represent all of the issued and outstanding shares in the capital of CWN HK; and

3.	25,000 shares in the capital of CWN Capital Inc. ( “CWN Capital” ), which shares represent 23.8% of the issued and outstanding shares in the capital of CWN Capital.

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

Prior to April 28, 2014, we had four principal businesses operated by NAI, CWN HK and CWN China: (1) the financial web portal (“ Portal ”) business, conducted under the ChineseWorldNet.com brand via the “www.chineseworldnet.com” website; (2) the investor relations and public relations (“ IR/PR ”) business, conducted under the NAI500 brand via a number of media channels including the “www.nai500.com” and “en.nai500.com” websites, as well as certain other promotional services; (3) the North America and Greater China cross-border business partnering conferences (“ Conference ”) business, conducted via the brand of Global Chinese Financial Forum and its ”www.gcff.ca” website; and (4) the financial content and information distribution business.

As of April 28, 2014, we had no principal businesses. The company is currently seeking opportunities to acquire or invest in other business opportunities.

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

As at December 31, 2016, ChineseWorldNet.com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

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

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2016 and 2015 should be read in conjunction with the consolidated financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The company is inactive since April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses.  Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2016 and 2015

For the year ended December 31, 2016 (“Fiscal 2016”), we recorded a net loss of $37,706 attributable to common stockholders (($0.003 loss per common share), compared to a net loss of $167,809 for the year ended December 31, 2015 (“Fiscal 2015”) attributable to common stockholders ($0.02 loss per common share).  The decrease of net loss of $130,103 was mainly due to foreign exchange gain of $25,950 (2015 – foreign exchange loss $128,606) and imputed interest income of $77,660 (2015: $Nil).

For the year ended December 31, 2015 (“Fiscal 2015”), we recorded a net loss of $167,809 attributable to common stockholders ($0.02 loss per common share), compared to a net loss of $606,346 of which $595,994 was attributable to common stockholders ($0.05 loss per common share) for the year ended December 31, 2014 (“fiscal 2014”).  The decrease of net loss of $438,537 was primarily due to the loss of $422,565 from disposal of subsidiaries in fiscal 2014. In Fiscal 2015, we recorded revenue of $Nil compared to $158,752 in fiscal 2014.  No revenue recorded in Fiscal 2015 was primarily due to the sale of all business operations after April 28, 2014.

YEAR ENDED DECEMBER 31, 2016 COMPARED TO YEAR ENDED DECEMBER 31, 2015

In Fiscal 2016, the Company no longer had any revenue sources after disposal of all subsidiaries.

Revenues

There were no revenues recorded in Fiscal 2016 and Fiscal 2015.

Expenses

For Fiscal 2016, we recorded operating expenses of $57,805 compared to operating expenses of $39,214 for Fiscal 2015.

Audit and Legal

Audit and legal expenses were $14,992 in Fiscal 2016, compared to $30,817 in Fiscal 2015.

Directors’ Remuneration

Directors’ remuneration expenses were $36,000 in Fiscal 2016, compared to $Nil in Fiscal 2015.

Office and Miscellaneous

Office and miscellaneous expenses were $6,813 in Fiscal 2016, compared to $7,341 in Fiscal 2015.

Other Income (Loss)

We recorded other income of $20,099 in Fiscal 2016, compared to other loss of $128,595 in Fiscal 2015.  The substantial decrease of other loss of $148,694 was primarily due to foreign exchange gain of $25,950 (2015 – foreign exchange loss $128,606) and imputed interest income of $77,660 (2015: $Nil).

CURRENCY

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition.  However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.

B.	Liquidity and Capital Resources

As of December 31, 2016, we had cash and cash equivalents of $43,407 (2015: $85,906). We had a working capital deficiency of $6,790 at December 31, 2016, compared to working capital of $46,408 at December 31, 2015.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu(1)	57	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu(1)	56	January 12, 2000	Director
Fong Szeto	69	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

The following table provides information regarding direct and indirect remuneration to the directors and executive officers of the Company during Fiscal 2016.

	Annual Compensation in Fiscal 2016
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Chi Cheong Liu(1) Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	12,000
Chi Kong Liu(2) Director	Nil	Nil	12,000
Fong Szeto(3) Director	Nil	Nil	12,000

(1)	Mr. Liu is a shareholder and does not receive salary. The company paid Mr. Liu director fee of $12,000 in 2016 and $Nil in 2015.

(2)	Mr. Liu is a shareholder and does not receive salary. The company paid Mr. Liu director fee of $12,000 in 2016 and $Nil in 2015.

(3)	Mr. Szeto is a shareholder and does not receive salary. The company paid Mr. Szeto director fee of $12,000 in 2016 and $Nil in 2015.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2016, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2016.  The percentage owned is based on 10,950,000 shares outstanding as at May 1, 2017.

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

Stock Options

Our board of directors (the “ Board ”) adopted the 2007 Stock Option Plan (the “ 2007 Plan ”) on October 11, 2007, under which we issued incentive stocks options with the right to purchase up to 550,000 Common Shares to our directors, officers, and employees.  All of these options granted on October 11, 2007 have an exercise price of $1.08 per share and a vesting period of 1 to 5 years, and a term of 5 years expiring on October 11, 2012.  We had not grant options to individual consultants or advisors.

The Board further adopted the 2010 Stock Option Plan (the “ 2010 Plan ”) on June 10, 2010, under which we issued incentive stocks options with the right to purchase up to 1,090,000 Common Shares to our directors, officers, and employees.  All of these options granted on June 10, 2010 have an exercise price of $0.60 per share and a vesting period of 1 to 5 years, and a term of 5 years expiring on June 10, 2015.  We had not grant options to individual consultants or advisors.

As at December 31, 2016, we had no options issued or outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at May 1, 2017.  The percentage owned is based on 10,950,000 shares outstanding as at May 1, 2017.

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

As at December 31, 2016, the Company has non-interest bearing loan from the stockholders and directors in the amount of $38,628 [2015 - $2,628].

As at December 31, 2016, the Company accrued director fees in the amount of $36,000 [2015 - $Nil].

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

This Report on Form 20-F includes our audited financial statements for the years ended December 31, 2016 and 2015, including our balance sheets as of December 31, 2016 and 2015, and the statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2016 and 2015, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page 24 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations remain discontinued as at December 31, 2016.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares are currently quoted on the OTC Bulletin Board under the symbol “ CWNOF.OB” .  For the periods indicated, the following table sets forth the high and low market prices of our common shares, as reported by the OTC Bulletin Board.  These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal 2016	$0.13	$0.01
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12
Fiscal 2011	$1.40	$0.12
Fiscal 2010	$0.75	$0.25
Fiscal 2009	$0.25	$0.13
Fiscal 2008	$1.30	$0.20

Fiscal 2017
1Q-2017	$0.04	$0.03

Fiscal 2016
1Q-2016 (1)	$0.02	$0.02
2Q-2016	$0.13	$0.02
3Q-2016	$0.13	$0.01
4Q-2016	$0.04	$0.04

Fiscal 2015
4Q-2015 (1)	$0.02	$0.02
3Q-2015 (1)	$0.02	$0.02
2Q-2015	$0.02	$0.02
1Q-2015	$0.08	$0.02

Fiscal 2014
4Q-2014 (1)	$0.07	$0.07
3Q-2014	$0.07	$0.06
2Q-2014	$0.06	$0.05
1Q-2014 (1)	$0.05	$0.05

Fiscal 2013
4Q-2013 (1)	$0. 25	$0.05
3Q-2013 (1)	$0.25	$0.25
2Q-2013	$0.25	$0.25
1Q-2013	$0.55	$0.12

Most Recent 6 months from November 2016 through April 2017
April 2017 (1)	$0.03	$0.03
March 2017	$0.04	$0.03
February 2017 (1)	$0.04	$0.04
January 2017 (1)	$0.04	$0.04
December 2016 (1)	$0.04	$0.04
November 2016	$0.04	$0.04

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

Our common shares are quoted on the OTC Bulletin Board operated by the Financial Industry Regulatory Authority under the symbol “ CWNOF.OB” .

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

The material contracts entered into by us during the last two years, other than those contracts entered into in the ordinary course of business, are as follows:

•	On April 16, 2017, the Company signed a debt settlement agreement with Ningbo International Limited for the outstanding promissory note receivable. Ningbo International Limited shall repay the Company in the following schedule:

•	CDN $150,000 (US$ 111,720) on or before April 30, 2017 (paid)
•	CDN $100,000 (US$ 77,480) on or before December 31, 2018
•	CDN $100,000 (US$ 77,480) on or before December 31, 2019
•	The remaining principal amount of CDN$481,031 (US$ 358,272) will be payable on or before December 31, 2020.

•	On April 28, 2016, the Company entered into an extension agreement with Ningbo International Limited, extending the promissory loan by 2 years and imposed an 8% per annum interest rate payable on the repayment date of the principal amount.

•	On April 28, 2015, the Company entered into an extension agreement with Ningbo International Limited, extending the promissory loan by 1 year.

•	On April 18, 2014, the Company received shareholder approval for a share purchase agreement for the sale of all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. As part of the contract, we will receive an aggregate of $263,968.90 in funds and one or more non-interest bearing promissory notes in the aggregate principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement.

Share purchase agreement dated March 19, 2014 with Ningbo International Limited. See Item 4.A. History and Development of the Company.

D.	Exchange Controls

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

Prior to their sale on April 28, 2014, we had 4 subsidiaries, including NAI Interactive Ltd., a company incorporated under the laws of British Columbia “NAI” ), ChineseWorldNet.com (Hong Kong) Ltd., a company incorporated under the laws of Hong Kong ( “CWN HK” ), 85% owned interest in ChineseWorldNet.com (Shanghai) Ltd., a company incorporated under the laws of PRC ( “CWN China” ), and 85% owned interest in Weihai Consulting Investment Ltd., a company incorporated under of PRC (“ Weihai ”). As a result of their sale on April 28, 2014, we do not have any subsidiaries.

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

Based on its evaluation, our management, with the participation of our principal executive officer and principal financial officer concluded that as of December 31, 2016, our disclosure controls and procedures were not effective. The ineffectiveness of our disclosure controls and procedures was due to a material weakness described below.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2016, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

On October 29, 2004, we adopted a Code of Ethics (the “Code of Ethics” ).  A copy of our Code of Ethics was filed as an exhibit to the Report on Form 20-F filed with the Securities Exchange Commission on December 3, 2004.  Our Code of Ethics will be made available in print, free of charge, to any person requesting a copy in writing from our secretary at Appleby, Clifton House 75 Fort Street, PO Box 190, Grand Cayman E9 KY1-1104.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in Fiscal 2016 and Fiscal 2015.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2016	2015
Audit Fees(1)	$9,500	$8,500
Audit-Related Fees(2)	—	—
Tax Fees(3)		—
All Other Fees	—	—
Total	$9,500	$8,500

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.

(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our company, nor any affiliated purchaser of our company, has purchased any of our securities during Fiscal 2016.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 24 to 36 of this Report:

ITEM 19.	EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

4.8	(8)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2012

4.9	(9)	Share purchase agreement dated March 19, 2014 with Ningbo International Limited

11	(3)	Code of Ethics

12.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.

(7)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2012.

(8)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2013.

(9)	Incorporated by reference to Schedule “A” to Exhibit 99.4 of Registrant’s Form 6-K (file no. 000-33051) filed on March 24, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 1, 2017

ChineseWorldNet.com Inc. ,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.Com Inc.:

We have audited the accompanying balance sheets of Chineseworldnet.com Inc. (the “Company”) as of December 31, 2016 and 2015, and the related statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the years ended December 31, 2016 and 2015. Chineseworldnet.com Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chineseworldnet.com Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years ended December 31, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

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

Vancouver, Canada
May 1, 2017	MNP LLP, Chartered Professional Accountants

Chineseworldnet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2016	2015
	$	$

ASSETS
Current assets
Cash and cash equivalents [note 2]	43,407	85,906
Prepaid expenses and deposits	5,090	4,914
Total current assets	48,497	90,820

Note receivable [note 3]	597,876	582,384
Total assets	646,373	673,204

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16,659	41,784
Due to related parties, non-interest bearing [note 5]	38,628	2,628
Total current liabilities	55,287	44,412

Stockholders’ equity[note 4]
Common stock
Authorized
100,000,000 common shares with a par value of $0.001 per share Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,183,129
Deficit	(3,602,993)	(3,565,287)
Total stockholders’ equity	591,086	628,792
Total liabilities and stockholders’ equity	646,373	673,204
Nature of operation [note 1]
Subsequent events [note 7]

See accompanying notes

Chineseworldnet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in
	Shares	Amount	capital	(Deficit)	Total
	#	$	$	$	$
Balance, December 31, 2014	10,950,000	10,950	4,182,073	(3,397,478)	795,545

Stock based compensation	—	—	1,056	—	1,056
Net loss for the year	—	—	—	(167,809)	(167,809)

Balance, December 31, 2015	10,950,000	10,950	4,183,129	(3,565,287)	628,792

Net loss for the year	—	—	—	(37,706)	(37,706)
Balance, December 31, 2016	10,950,000	10,950	4,183,129	(3,602,993)	591,086

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Year ended December 31

(Expressed in U.S. Dollars)

	2016	2015
	$	$

Expenses
Audit and legal	14,992	30,817
Directors’ remuneration	36,000	-
Office and miscellaneous	6,813	7,341
Stock based compensation	-	1,056
	57,805	39,214
Other income (loss)
Foreign exchange gain (loss)	25,950	(124,965)
Net interest expenses	(5,851)	(3,630)

Net loss and comprehensive loss for the year	(37,706)	(167,809)

Basic and diluted net loss per common share	(0.003)	(0.02)
Weighted average number of common shares outstanding
- basic and diluted	10,950,000	10,950,000

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF CASH FLOWS

Year ended December 31

(Expressed in U.S. Dollars)

	2016	2015
	$	$

OPERATING ACTIVITIES
Net loss for the year	(37,706)	(167,809)

Adjustment to reconcile net loss to net cash used in operating activities:
Foreign exchange (gain) or loss	(21,349)	124,965
Accretion on note receivable	83,517	3,641
Imputed interest income	(77,660)	-
Stock based compensation	-	1,056

Changes in non-cash working capital items:
Prepaid expenses and deposits	(176)	(32)
Accounts payable and accrued liabilities	(25,125)	(41,979)
Due to related parties, non-interest bearing [note 5]	36,000	-
Net cash used in operating activities	(42,499)	(80,158)

Effects of exchange rate changes on cash and cash equivalents	-	(20,693)

Decrease in cash and cash equivalents	(42,499)	(100,851)
Cash and cash equivalents, beginning of year	85,906	186,757
Cash and cash equivalents, end of year	43,407	85,906

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—
Cash paid for income taxes	—	—

The accompanying notes are an integral part of these financial statements

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com HK Limited (“CWN HK”) incorporated under the laws of Hong Kong.  ChineseWorldNet.com (Shanghai) Ltd. (“CWN China”) was incorporated under the laws of People’s Republic of China in April 2008. In fiscal year 2012, the Company’s ownership interests in CWN China increased from 80% to 83% after CWN HK invested an amount of $200,000 to CWN China’s registered capital. During the fiscal year 2013, the Company’s ownership interests in CWN China further increased from 83% to 85% after CWN HK invested an amount of $187,200 to CWN China’s registered capital. CWN China has a wholly-owned subsidiary, Weihai Consulting Investment Ltd (“Weihai”), a company incorporated under the laws of People’s Republic of China in September 2009. In year 2014, the company received shareholder approval and sold all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. For the consideration, the company received an aggregate of CAD $263,968 in funds and one non-interest bearing promissory notes in the aggregate principal amount of CAD $831,031 with a maturity date of one year with the option to extend upon mutual agreement.

After disposal of all subsidiaries and long term investment on April 28, 2014, the core business activities and operations were discontinued. The Company is currently inactive with limited operations and is in the process of seeking business opportunities.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. As at December 31, 2016, the Company has a working capital deficiency of $6,790 (2015: working capital of $46,408).

Management’s plans in this regard are to raise debt or equity financing as required which the Company has been able to finance the operations through a series of equity and debt financings and additional funds is still required to fund the Company’s anticipated business expansion. There can be no assurance that a viable business opportunity that can be adequately financed will be identified and available to the Company. Additional equity and/or debt financing is subject to the global financial markets and prevailing economic conditions, which have recently been volatile and distressed. These factors will likely make it more challenging to obtain financing for the Company going forward. These matters and conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and are expressed in United States dollars, unless otherwise noted. All adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows as at December 31, 2016 have been included.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas requiring the use of management estimates relate to fair value of financial instruments, deferred income tax assets and liabilities and stock based compensation.

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2016 (2015 - $Nil).

Foreign currency translations

The Company’s functional currency is the U.S. dollar. Transactions in other currencies are recorded in U.S. dollars at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into U.S. dollars at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the statements of operations.

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

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2016, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

Comprehensive income (loss)

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

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximates their fair value because of the short-term nature of these instruments. The fair value of long term notes receivable is estimated using discounted cash flow model. The Company is exposed to interest rates risk on its cash and cash equivalents. Management does not believe that the impact of interest rate fluctuate will be significant.

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

Fair value of financial instruments

Fair Value of Financial Instruments – the Company adopted SFAS ASC 820-10-50, “Fair Value Measurements”. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

•	Level one – Quoted market prices in active markets for identical assets or liabilities;

•	Level two – Inputs other than level one inputs that are either directly or indirectly observable; and

•	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

For the period ended December 31, 2016 and 2015, the fair value of cash and cash equivalents are recognized on the balance sheets as level one per the fair value hierarchy; and the fair value of notes receivable are recognized in the balance sheets as level three per the fair value hierarchy.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock-based compensation

The Company has adopted the fair value method of accounting for stock-based compensation as recommended by ASC 718 Compensation –Stock Compensation. The Company has granted stock options to directors and certain employees for services provided to the Company under this method. The Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period.

Earning (Loss) per share

Basic loss per share is computed on the basis of the weighted average number of common shares outstanding during each period.

Diluted loss per share is computed on the basis of the weighted average number of common shares and dilutive securities outstanding.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Recently Adopted Accounting Pronouncements

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The standard provides guidance that a performance target that affects vesting of a share-based payment and that could be achieved after the requisite service condition is a performance condition. As a result, the target is not reflected in the estimation of the award's grant date fair value. Share-based compensation cost for such award would be recognized over the required service period, if it is probable that the performance condition will be achieved. ASU 2014-12 is effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The guidance should be applied on a prospective basis to awards that are granted or modified on or after the effective date of the standard. The Company adopted ASU 2014-09 on January 1, 2016 and the adoption of this pronouncement did not have a material effect on the Company's financial position or results of operations.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The ASU provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter and early adoption is permitted. The Company has adopted the methodologies prescribed by this ASU by the date required and there is no material impact on the Company’s financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement-Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which eliminates the concept of extraordinary items. Under this new guidance, entities will no longer be required to separately classify, present and disclose extraordinary events and transactions. The amendments in this update are effective for annual and interim periods beginning after December 15, 2015. The Company adopted ASU 2015-01 on January 1, 2016 and the adoption of this pronouncement did not have a material effect on the Company's financial position or results of operations.

In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis"("ASU 2015-02"). ASU 2015-02 makes several modifications to the consolidation guidance for variable interest entities ("VIEs") and general partners' investments in limited partnerships, as well as modifications to the evaluation of whether limited partnerships are VIEs or voting interest entities. It is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. The Company adopted ASU 2015-02 on January 1, 2016 and the adoption of this pronouncement did not have a material effect on the Company's financial position or results of operations.

In April 2015, FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). In August 2015, FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-03 will require that debt issuance costs be presented in the balance sheet as a deduction from the carrying amount of the debt. ASU 2015-15 allows an entity to present debt issuance costs associated with a revolving line of credit arrangement as an asset, regardless of whether a balance is outstanding. The recognition and measurement guidance for debt issuance costs are not affected by ASU 2015-03 or ASU 2015-15. These ASU’s are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early adoption permitted. ASU 2015-03 requires the Company to reclassify its deferred financing costs associated with its long-term debt from other assets to long-term debt on a retrospective basis. The new standard does not affect the Company’s results of operations or cash flows. The Company adopted ASU 2015-15 on January 1, 2016 and the adoption of this pronouncement did not have a material effect on the Company's financial position or results of operations.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (ASU 2014-09). This accounting standard supersedes all existing US GAAP revenue recognition guidance. Under ASU 2014-09, a company will recognize revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration which the company expects to collect in exchange for those goods or services. ASU 2014-09 will require additional disclosures in the notes to the financial statements and is effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption is permitted only as of annual reporting periods, and interim periods therein, beginning after December 15, 2016. The Company is evaluating the impact of ASU 2014-09 and an estimate of the impact to the financial statements cannot be made at this time.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Recently Issued Accounting Pronouncements (cont’d.)

On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends ASC Topic 718, Compensation – Stock Compensation. The ASU simplifies several aspects of the accounting for employee share-based payment transactions.

ASU 2016-09 is effective for public business entities for annual reporting periods beginning after December 15, 2016, and interim periods within that reporting period. Early adoption will be permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements, if any.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for public business entities for fiscal years beginning after 15 December 2017, and interim periods within those years. For all other entities, it is effective for fiscal years beginning after 15 December 2018, and interim periods within fiscal years beginning after 15 December 2019. Early adoption is permitted. Entities will have to apply the guidance retrospectively, but if it is impracticable to do so for an issue, the amendments related to that issue would be applied prospectively. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements, if any.

On November 17, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. Entities will be required to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements, if any.

3. NOTES RECEIVABLE

As at April 28, 2014, the Company received a promissory note of CAD $831,031 (US $618,952) from Ningbo International Limited, a non-related party, as result of the disposal all the issued and outstanding shares in NAI, all the issued and outstanding shares of CWN HK and 23.8% of the issued and outstanding shares of CWN Capital. The promissory note is non-interest bearing unsecured with a maturity date of one year and the option to extend upon mutual agreement. On April 28, 2015, the Company extended the payment date of the promissory note to April 28, 2016. On April 28, 2016, the Company further extended the payment date to April 28, 2018 and imposed an 8% per annum interest rate payable on the repayment date of the principal amount. As at December 31, 2016, the note receivable balance is recorded at a fair value of $597,876 (2015: $582,384). The note is valued using a discounted cash flow model.

The Company recognized accretion on the note receivable of $44,181 and $3,641 in fiscal years 2016 and 2015 respectively, and interest income on the note receivable of $38,324 and $nil in fiscal years 2016 and 2015 respectively. Accretion and interest income are reflected within the net interest expenses caption of the statement of net loss. The effective interest rate of the note receivable is 7%. During the year ended December 31, 2016, the Company recorded foreign exchange gain of $21,349 (foreign exchange loss: 2015 –$110,912).

4. STOCKHOLDERS’ EQUITY

Share Capital

The Company has authorized 100,000,000 common shares at par value of $0.001 per share. As at December 31, 2016, the Company has 10,950,000 common shares issued and outstanding.

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

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2014	200,000	0.60
Expired	(200,000)	0.60
Balance, December 31, 2015 and 2016	-	$-

As at December 31, 2015 and 2016, there are no stock options outstanding:

The fair value of each stock option granted in the fiscal year 2010 was calculated as $0.30. The Company recorded stock based compensation expense of $Nil in fiscal year 2016 (2015 - $1,056) for options granted in the previous years. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

There were no stock options granted in fiscal year 2016 and 2015.

5. RELATED PARTY TRANSACTIONS

As at December 31, 2016, the Company has a non-interest bearing loan from the stockholders and directors in the amount of $38,628 [2015 - $2,628].

As at December 31, 2016, the Company accrued director fees in the amount of $36,000 [2015 - $Nil].

6. INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2016 $	2015 $

Net Income (loss) for the year	(37,706)	(167,809)
Statutory Cayman Islands corporate tax rate	0%	0%
Expected tax recovery	—	—

As at December 31, 2016, the Company has $nil unrecognized deductible temporary differences.

7.  SUBSEQUENT EVENTS

As agreed by both parties, the Company and Ningbo International Limited signed a debt settlement agreement on April 16, 2017 for the outstanding promissory note receivable. Ningbo International Limited shall repay the Company in the following schedule:

•	CDN $150,000 (US$ 111,720) on or before April 30, 2017 (paid)
•	CDN $100,000 (US$ 77,480) on or before December 31, 2018
•	CDN $100,000 (US$ 77,480) on or before December 31, 2019
•	The remaining principal amount of CDN$481,031 (US$ 358,272) will be payable on or before December 31, 2020.

Also see note 3.

8.  COMPARATIVE FIGURES

Certain of comparative figures have been reclassified to conform with the presentation adopted in the current period.

- 36 -