Form 20-F
period 2017-12-31
CHINESEWORLDNET COM INC
filed 2018-04-30
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Our financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2017” are to our fiscal year ended December 31, 2017, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our two most recently completed fiscal periods consisting of the years ended December 31, 2017, 2016 and 2015. The information have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended December 31
	2017	2016	2015
Statements of Operations:
Net loss for the year	(231,953)	(37,706)	(167,809)
Loss per share – basic	(0.02)	(0.00)	(0.02)
Loss per share – diluted	(0.02)	(0.00)	(0.02)
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000

Balance Sheets:
Total assets	$409,045	$646,373	$673,204
Total current liabilities	49,912	55,287	44,412
Total stockholders’ equity	359,133	591,086	628,792

No dividends have been declared or paid in Fiscal 2017, Fiscal 2016, and Fiscal 2015.

B.	Capitalization and Indebtedness

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

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company’s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2014, Fiscal 2015 and Fiscal 2016, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

SALE OF SUBSIDIARIES

On April 28, 2014, the Company completed the sale of all shares that the Company owned in the capital of its subsidiaries to Ningbo International Limited (the “Purchaser”) in exchange for a cash payment of CDN$263,968.90 and a non-interest bearing promissory note in the principal amount of CDN$831,031 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction”), pursuant to a share purchase agreement dated March 19, 2014 (the “Share Purchase Agreement”). The Transaction amounted to the sale of substantially all of the assets of the Company.

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

Prior to April 28, 2014, we had four principal businesses operated by NAI, CWN HK and CWN China: (1) the financial web portal (“Portal”) business, conducted under the ChineseWorldNet.com brand via the “www.chineseworldnet.com” website; (2) the investor relations and public relations (“IR/PR”) business, conducted under the NAI500 brand via a number of media channels including the “www.nai500.com” and “en.nai500.com” websites, as well as certain other promotional services; (3) the North America and Greater China cross-border business partnering conferences (“Conference”) business, conducted via the brand of Global Chinese Financial Forum and its “www.gcff.ca” website; and (4) the financial content and information distribution business.

As of April 28, 2014, we had no principal businesses. The Company is currently seeking opportunities to acquire or invest in other business opportunities.

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

As at December 31, 2017, ChineseWorldNet.com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

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

YEARS ENDED DECEMBER 31, 2017 and 2016

For the year ended December 31, 2017 (“Fiscal 2017”), we recorded a net loss of $231,953 attributable to common stockholders ($0.02 loss per common share), compared to a net loss of $37,706 for the year ended December 31, 2016 (“Fiscal 2016”) attributable to common stockholders ($0.00 loss per common share).  The increase of net loss of $194,247 was mainly due to of $32,051 (2016 – foreign exchange gain $25,950), imputed interest income of $42,044 (2016: $77,660) and loss on loan exchange of $249,110 (2016: $83,517).

For the year ended December 31, 2016 (“Fiscal 2016”), we recorded a net loss of $37,706 attributable to common stockholders ($0.00 loss per common share), compared to a net loss of $167,809 attributable to common stockholders ($0.02 loss per common share) for the year ended December 31, 2015 (“fiscal 2015”).  The decrease of net loss of $130,103 was mainly due to foreign exchange gain of $25,950 (2015 – foreign exchange loss $128,606) and imputed interest income of $77,660 (2015: $Nil).

YEAR ENDED DECEMBER 31, 2017 COMPARED TO YEAR ENDED DECEMBER 31, 2016

In Fiscal 2017, the Company no longer had any revenue sources after disposal of all subsidiaries.

Revenues

There were no revenues recorded in Fiscal 2017 and Fiscal 2016.

Expenses

For Fiscal 2017, we recorded operating expenses of $56,958 compared to operating expenses of $57,805 for Fiscal 2016.

Audit and Legal

Audit and legal expenses were $16,464 in Fiscal 2017, compared to $14,992 in Fiscal 2016.

Directors’ Remuneration

Directors’ remuneration expenses were $36,000 in Fiscal 2017, compared to $36,000 in Fiscal 2016.

Office and Miscellaneous

Office and miscellaneous expenses were $4,494 in Fiscal 2017, compared to $6,813 in Fiscal 2016.

Other Income (Loss)

We recorded other loss of $174,994 in Fiscal 2017, compared to other income of $20,099 in Fiscal 2016.  The substantial decrease of other income of $154,895 was primarily due to foreign exchange gain of $32,051 (2016 – foreign exchange gain $25,950), imputed interest income of $42,044 (2016: $77,660) and loss on loan exchange of $249,110 (2016: $83,517).

CURRENCY

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition.  However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.

B.	Liquidity and Capital Resources

As of December 31, 2017, we had cash and cash equivalents of $129,564 (2016: $43,407). We had a working capital of $87,681 at December 31, 2017, compared to working capital deficiency of $6,790 at December 31, 2016.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu (1)	58	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu (1)	57	January 12, 2000	Director
Fong Szeto	70	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

The following table provides information regarding direct and indirect remuneration to the directors and executive officers of the Company during Fiscal 2017.

	Annual Compensation in Fiscal 2017
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Chi Cheong Liu (1) Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	12,000
Chi Kong Liu (2) Director	Nil	Nil	12,000
Fong Szeto (3) Director	Nil	Nil	12,000

(1)	Mr. Liu is a shareholder and does not receive salary. The company paid Mr. Liu director fee of $12,000 in 2017 and $12,000 in 2016.

(2)	Mr. Liu is a shareholder and does not receive salary. The company paid Mr. Liu director fee of $12,000 in 2017 and $12,000 in 2016.

(3)	Mr. Szeto is a shareholder and does not receive salary. The company paid Mr. Szeto director fee of $12,000 in 2017 and $12,000 in 2016.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2017, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2017.  The percentage owned is based on 10,950,000 shares outstanding as at April 23, 2018.

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

As at December 31, 2017, we had no options issued or outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at April 23, 2018.  The percentage owned is based on 10,950,000 shares outstanding as at April 23, 2018.

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned
Chi Cheong Liu (1)	3,096,667	28.28%
Vcanland China Holdings Ltd.	1,500,000	13.70%
Datacom Venture Limited	600,000	5.48%
Chi Kong Liu	580,000	5.30%
Monica Law	570,000	5.21%
Total	6,709,167	61.28%

(1)	Mr. Liu owns 1,730,000 Common Shares. Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owns 1,166,667 Common Shares. Goldpac Investments Ltd., for which Mr. Liu is a principal, owns 200,000 Common Shares.

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

As at December 31, 2017, the Company has non-interest bearing loan from the stockholders and directors in the amount of $38,628 [2016 - $38,628].

As at December 31, 2017, the Company accrued director fees in the amount of $36,000 [2016 - $36,000 ].

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

This Report on Form 20-F includes our audited financial statements for the years ended December 31, 2017 and 2016, including our balance sheets as of December 31, 2017 and 2016, and the statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2017 and 2016, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page 23 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations remain discontinued as at December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares are currently quoted on the OTC Pink under the symbol “CWNOF”.  For the periods indicated, the following table sets forth the high and low market prices of our common shares, as reported by the OTC Bulletin Board.  These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal 2017	$0.04	$0.03
Fiscal 2016	$0.13	$0.01
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12
Fiscal 2011	$1.40	$0.12
Fiscal 2010	$0.75	$0.25
Fiscal 2009	$0.25	$0.13

Fiscal 2018
1Q-2017(1)	$0.03	$0.03

Fiscal 2017
1Q-2017(1)	$0.04	$0.03
2Q-2017	$0.03	$0.03
3Q-2017	$0.03	$0.03
4Q-2017	$0.03	$0.03

Fiscal 2016
1Q-2016 (1)	$0.02	$0.02
2Q-2016	$0.13	$0.02
3Q-2016	$0.13	$0.01
4Q-2016	$0.04	$0.04

Fiscal 2015
4Q-2015 (1)	$0.02	$0.02
3Q-2015 (1)	$0.02	$0.02
2Q-2015	$0.02	$0.02
1Q-2015	$0.08	$0.02

Fiscal 2014
4Q-2014 (1)	$0.07	$0.07
3Q-2014	$0.07	$0.06
2Q-2014	$0.06	$0.05
1Q-2014 (1)	$0.05	$0.05

Most Recent 6 months from October 2017 through March 2018
March 2018 (1)	$0.03	$0.03
February 2018 (1)	$0.03	$0.03
January 2018 (1)	$0.03	$0.03
December 2017 (1)	$0.03	$0.03
November 2017 (1)	$0.03	$0.03
October 2017 (1)

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

Our common shares are quoted on the OTC Pink operated by the Financial Industry Regulatory Authority under the symbol “ CWNOF”

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

The material contracts entered into by us during the last two years, other than those contracts entered into in the ordinary course of business, are as follows:

•	On April 16, 2017, the Company signed a debt settlement agreement with Ningbo International Limited for the outstanding promissory note receivable. Ningbo International Limited shall repay the Company in the following schedule:

	•	CDN $150,000 (US $111,720) on or before April 30, 2017 (paid)

	•	CDN $100,000 (US $77,480) on or before December 31, 2018

	•	CDN $100,000 (US $77,480) on or before December 31, 2019

	•	The remaining principal amount of CDN$481,031 (US $358,272) will be payable on or before December 31, 2020.

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

Based on its evaluation, our management, with the participation of our principal executive officer and principal financial officer concluded that as of December 31, 2017, our disclosure controls and procedures were not effective. The ineffectiveness of our disclosure controls and procedures was due to a material weakness described below.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2017, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVE]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

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

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in Fiscal 2017 and Fiscal 2016.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2017	2016
Audit Fees(1)	$9,000	$9,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$9,000	$9,000

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.

(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our Company, nor any affiliated purchaser of our Company, has purchased any of our securities during Fiscal 2017.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 22 to 31 of this Report:

ITEM 19.	EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

4.8	(8)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2012

4.9	(9)	Share purchase agreement dated March 19, 2014 with Ningbo International Limited

11	(3)	Code of Ethics

Exhibit No.		Document Description

12.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.

(7)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2012.

(8)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2013.

(9)	Incorporated by reference to Schedule “A” to Exhibit 99.4 of Registrant’s Form 6-K (file no. 000-33051) filed on March 24, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 23, 2018

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.com Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chineseworldnet.com Inc. (the “Company”) as of December 31, 2017 and 2016, and the related statements of stockholders' equity, operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

We have served as the Company’s auditor since 2006.

Vancouver, BC, Canada

April 23, 2018

Chineseworldnet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2017	2016
	$	$

ASSETS
Current assets
Cash and cash equivalents	129,564	43,407
Prepaid expenses and deposits	8,029	5,090
Note receivable [note 3]	35,927	—
Total current assets	173,520	48,497

Note receivable [note 3]	235,525	597,876
Total assets	409,045	646,373

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	11,284	16,659
Due to related parties, non-interest bearing [note 5]	38,628	38,628
Total current liabilities	49,912	55,287

Stockholders’ equity [note 4]
Common stock
Authorized
100,000,000 common shares with a par value of $0.001 per share Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,183,129
Deficit	(3,834,946)	(3,602,993)
Total stockholders’ equity	359,133	591,086
Total liabilities and stockholders’ equity	409,045	646,373
Nature of operation [note 1]
Going concern [note 1]

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in
	Shares	Amount	capital	(Deficit)	Total
	#	$	$	$	$

Balance, December 31, 2014	10,950,000	10,950	4,182,073	(3,397,478)	795,545

Stock based compensation	—	—	1,056	—	1,056
Net loss for the year	—	—	—	(167,809)	(167,809)

Balance, December 31, 2015	10,950,000	10,950	4,183,129	(3,565,287)	628,792

Net loss for the year	—	—	—	(37,706)	(37,706)

Balance, December 31, 2016	10,950,000	10,950	4,183,129	(3,602,993)	591,086

Net loss for the year	—	—	—	(231,953)	(231,953)
Balance, December 31, 2017	10,950,000	10,950	4,183,129	(3,834,946)	359,133

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Year ended December 31

(Expressed in U.S. Dollars)

	2017	2016	2015
	$	$	$

Expenses
Audit and legal	16,464	14,992	30,817
Directors’ remuneration	36,000	36,000	—
Office and miscellaneous	4,472	6,813	7,341
Stock based compensation	—	—	1,056
	56,936	57,805	39,214
Other income (loss)
Foreign exchange gain (loss)	32,051	25,950	(124,965)
Interest income	42,042	77,666	(3,630)
Loss on notes receivable	(249,110)	(83,517)	—

Net loss and comprehensive loss for the year	(231,953)	(37,706)	(164,809)

Basic and diluted net loss per common share	(0.02)	(0.00)	(0.02)
Weighted average number of common shares outstanding
- basic and diluted	10,950,000	10,950,000	10,950,000

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF CASH FLOWS

Year ended December 31

(Expressed in U.S. Dollars)

	2017	2016	2015
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(231,953)	(37,706)	(167,809)

Adjustment to reconcile net loss to net cash used in operating activities:
Foreign exchange (gain) or loss	(30,642)	(21,349)	124,965
Loss on note receivable	249,110	83,517	3,641
Imputed interest income	(42,044)	(77,660)	—
Stock based compensation	—	—	1,056

Changes in non-cash working capital items:
Prepaid expenses and deposits	(2,939)	(176)	(32)
Accounts payable and accrued liabilities	(5,375)	(25,125)	(41,979)
Due to related parties, non-interest bearing [note 5]	—	36,000	—
Net cash used in operating activities	(63,843)	(42,499)	(80,158)

INVESTING ACTIVITIES
Proceeds from note receivable	150,000	—	—
Net cash provided by investing activities	150,000	—	—

Effects of exchange rate changes on cash and cash equivalents	—	—	(20,693)

Increase (Decrease) in cash and cash equivalents	86,157	(42,499)	(100,851)
Cash and cash equivalents, beginning of year	43,407	85,906	186,757
Cash and cash equivalents, end of year	129,564	43,407	85,906

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—	—
Cash paid for income taxes	—	—	—

The accompanying notes are an integral part of these financial statements

1.	NATURE OF OPERATIONS AND GOING CONCERN

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

After disposal of all subsidiaries and long-term investment on April 28, 2014, the core business activities and operations were discontinued. The Company is currently inactive with limited operations and is in the process of seeking business opportunities.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. As at December 31, 2017, the Company has a working capital of $123,608 (2016: working capital deficiency of $6,790).

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

Basis of presentation

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and are expressed in United States dollars, unless otherwise noted. All adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows as at December 31, 2017 have been included.

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

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2017 (2016 and 2015 - $Nil).

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Foreign currency translations

The Company’s functional currency is the U.S. dollar. Transactions in other currencies are recorded in U.S. dollars at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into U.S. dollars at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the statements of operations and comprehensive loss.

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

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2017, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) under the provisions of ASC Topic 220-10, Comprehensive Income - Overall, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statements of Operations and Comprehensive Loss.

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

The carrying value of cash and cash equivalents, due to related parties and accounts payable and accrued liabilities approximates their fair value because of the short-term nature of these instruments. The fair value of long term notes receivable is estimated using discounted cash flow model (refer to Note 3).

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

The Company is exposed to foreign currency risk on fluctuations related to the note receivable which is denominated in Canadian dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

For the years ended December 31, 2017 and 2016, the Company's financial instruments include cash and cash equivalents, accounts payable, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity; and the fair value of notes receivable are recognized in the balance sheets as level three per the fair value hierarchy.

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

 Recently Adopted Accounting Pronouncements

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

On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee ShareBased Payment Accounting, which amends ASC Topic 718, Compensation – Stock Compensation. The ASU simplifies several aspects of the accounting for employee share-based payment transactions. ASU 2016-09 is effective for public business entities for annual reporting periods beginning after December 15, 2016, and interim periods within that reporting period. Early adoption will be permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. The Company has adopted the methodologies prescribed by this ASU by the date required and there is no material impact on the Company’s financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Recently Issued Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for public business entities for fiscal years beginning after 15 December 2017, and interim periods within those years. For all other entities, it is effective for fiscal years beginning after 15 December 2018, and interim periods within fiscal years beginning after 15 December 2019. Early adoption is permitted. Entities will have to apply the guidance retrospectively, but if it is impracticable to do so for an issue, the amendments related to that issue would be applied prospectively. The Company does not anticipate the adoption to have a significant impact on its financial statement.

On November 17, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. Entities will be required to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company does not anticipate the adoption to have a significant impact on its financial statement.

In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. For public business entities, ASU 2017-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements, if any.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): The amendments in this Update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following are met:

1.	The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification.

2.	The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified.

3.	The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified.

The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the amendments in this Update. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company does not anticipate the adoption to have a significant impact on its financial statement.

3.	NOTES RECEIVABLE

As at April 28, 2014, the Company received a promissory note of CAD $831,031 (US $618,952) from Ningbo International Limited, a non-related party, as result of the disposal all the issued and outstanding shares in NAI, all the issued and outstanding shares of CWN HK and 23.8% of the issued and outstanding shares of CWN Capital. The promissory note is non-interest bearing unsecured with a maturity date of one year and the option to extend upon mutual agreement. On April 28, 2015, the Company extended the payment date of the promissory note to April 28, 2016. On April 28, 2016, the Company further extended the payment date to April 28, 2018 and imposed an 8% per annum interest rate payable on the repayment date of the principal amount. On April 16, 2017, the Company amended the promissory note to a non-interest bearing and changed the payment schedule as follows:

•	CDN $150,000 on or before April 30, 2017;
•	CDN $100,000 on or before December 31, 2018;
•	CDN $100,000 on or before December 31, 2019;
•	The remaining principal amount of CDN$481,031 will be payable on or before December 31, 2020.

As at December 31, 2017, the note receivable balance is recorded at a fair value of $271,452 (2016: $597,876 and 2015: 582,384). The note is valued using a discounted cash flow model.

The Company recognized loss on note receivable of $249,110 (2016: $83,517 and 2015: $Nil), and interest income on the note receivable of $42,044, $38,324 and $Nil in fiscal years 2017, 2016 and 2015 respectively. The effective interest rate of the note receivable is 17.09%. During the year ended December 31, 2017, the Company recorded foreign exchange gain of $30,642 (2016 - foreign exchange gain: $21,349 and 2015 - foreign exchange loss: 124,965).

4.	STOCKHOLDERS’ EQUITY

Share Capital

The Company has authorized 100,000,000 common shares at par value of $0.001 per share. As at December 31, 2017, the Company has 10,950,000 common shares issued and outstanding.

5.	RELATED PARTY TRANSACTIONS

As at December 31, 2017, the Company has amounts due to stockholders and directors of $38,628 [2016 - $38,628 and 2015 - $2,628]. These amounts are non-interest bearing and are due on demand.

As at December 31, 2017, the Company accrued director fees in the amount of $36,000 [2016 - $36,000 and 2015 - $Nil].

6.	INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2017 $	2016 $	2015 $

Net loss for the year	(231,953)	(37,706)	(167,809)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Expected tax recovery	—	—	—

As at December 31, 2017, the Company has $Nil unrecognized deductible temporary differences.