Form 20-F
period 2018-12-31
CHINESEWORLDNET COM INC
filed 2019-04-30
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such fi les).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Our financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2018” are to our fiscal year ended December 31, 2018, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our two most recently completed fiscal periods consisting of the years ended December 31, 2018, 2017 and 2016. The information have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended December 31
	2018	2017	2016
Statements of Operations:
Net loss for the year	(5,603)	(231,953)	(37,706)
Loss per share – basic	(0.00)	(0.02)	(0.00)
Loss per share – diluted	(0.00)	(0.02)	(0.00)
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000

Balance Sheets:
Total assets	$403,093	$409,045	$646,373
Total current liabilities	49,563	49,912	55,287
Total stockholders’ equity	353,530	359,133	591,086

No dividends have been declared or paid in Fiscal 2018, Fiscal 2017, and Fiscal 2016.

B.	Capitalization and Indebtedness

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

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company’s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2016, Fiscal 2017 and Fiscal 2018, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

SALE OF SUBSIDIARIES

On April 28, 2014, the Company completed the sale of all shares that the Company owned in the capital of its subsidiaries to Ningbo International Limited (the “Purchaser”) in exchange for a cash payment of CDN$263,969 and a non-interest bearing promissory note in the principal amount of CDN$831,031 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction”), pursuant to a share purchase agreement dated March 19, 2014 (the “Share Purchase Agreement”). The Transaction amounted to the sale of substantially all of the assets of the Company.

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

CHANGE OF DIRECTORS AND OFFICERS

In connection with the closing of the Share Purchase Agreement, on April 28, 2014, Chi Cheong Liu was appointed as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company and Fong Szeto was appointed as a director.

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

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

As at December 31, 2018, ChineseWorldNet.com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

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

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2018 and 2017 should be read in conjunction with the consolidated financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The Company is inactive since April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses.  Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2018 and 2017

For the year ended December 31, 2018 (“Fiscal 2018”), we recorded a net loss of $5,603 attributable to common stockholders ($0.00 loss per common share), compared to a net loss of $231,953 for the year ended December 31, 2017 (“Fiscal 2017”) attributable to common stockholders ($0.02 loss per common share).  The decrease of net loss of $226,350 was mainly due to imputed interest income of $79,655 (2017: $42,042) and no loss on loan receivables (2017: loss of $249,110).

For the year ended December 31, 2017 (“Fiscal 2017”), we recorded a net loss of $231,953 attributable to common stockholders ($0.02 loss per common share), compared to a net loss of $37,706 for the year ended December 31, 2016 (“Fiscal 2016”) attributable to common stockholders ($0.00 loss per common share).  The increase of net loss of $194,247 was mainly due to foreign exchange gain of $32,051 (2016: $25,950), imputed interest income of $42,042 (2016: $43,341) and loss on loan receivables of $249,110 (2016: loss of $83,517).

YEAR ENDED DECEMBER 31, 2018 COMPARED TO YEAR ENDED DECEMBER 31, 2017

In Fiscal 2018, the Company no longer had any revenue sources after disposal of all subsidiaries.

Revenues

There were no revenues recorded in Fiscal 2018 and Fiscal 2017.

Expenses

For Fiscal 2018, we recorded operating expenses of $57,446 compared to operating expenses of $56,936 for Fiscal 2017.

Audit and Legal

Audit and legal expenses were $16,733 in Fiscal 2018, compared to $16,464 in Fiscal 2017.

Directors’ Remuneration

Directors’ remuneration expenses were $36,000 in Fiscal 2018, compared to $36,000 in Fiscal 2017.

Office and Miscellaneous

Office and miscellaneous expenses were $4,713 in Fiscal 2018, compared to $4,472 in Fiscal 2017.

Other Income (Loss)

We recorded other gain of $51,843 in Fiscal 2018, compared to other loss of $175,017 in Fiscal 2017.  The substantial increase of other income of $226,860 was primarily due to imputed interest income of $79,655 (2017: $42,042) and no loss on loan exchange (2017: loss of $249,110).

CURRENCY

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition.  However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.

B.	Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents of $216,506 (2017: $129,564). We had a working capital of $175,157 at December 31, 2018, compared to working capital of $123,608 at December 31, 2017.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu (1)	59	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu (1)	58	January 12, 2000	Director
Fong Szeto	71	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

The following table provides information regarding direct and indirect remuneration to the directors and executive officers of the Company during Fiscal 2018.

	Annual Compensation in Fiscal 2018
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Chi Cheong Liu (1) Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	12,000
Chi Kong Liu (2) Director	Nil	Nil	12,000
Fong Szeto (3) Director	Nil	Nil	12,000

(1)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2018 and $12,000 in 2017.

(2)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2018 and $12,000 in 2017.

(3)	Mr. Szeto is a shareholder and does not receive salary. Mr. Szeto incurred director fee of $12,000 in 2018 and $12,000 in 2017.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2018, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2018.  The percentage owned is based on 10,950,000 shares outstanding as at April 25, 2019.

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

As at December 31, 2018, we had no options issued or outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at April 25, 2019.  The percentage owned is based on 10,950,000 shares outstanding as at April 25, 2019.

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned
Chi Cheong Liu (1)	3,096,667	28.28%
Vcanland China Holdings Ltd.	1,500,000	13.70%
Datacom Venture Limited	600,000	5.48%
Chi Kong Liu	580,000	5.30%
Monica Law	570,000	5.21%
Total	6,346,667	57.97%

(1)	Mr. Liu owns 1,730,000 Common Shares. Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owns 1,166,667 Common Shares. Goldpac Investments Ltd., for which Mr. Liu is a principal, owns 200,000 Common Shares.

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

As at December 31, 2018, the Company has non-interest bearing loan from the stockholders and directors in the amount of $38,628 [2017 - $38,628].

As at December 31, 2018, the Company accrued director fees in the amount of $36,000 [2017 - $36,000].

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

This Report on Form 20-F includes our audited financial statements for the years ended December 31, 2018 and 2017, including our balance sheets as of December 31, 2018 and 2017, and the statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2018 and 2017, and the related notes to those statements and the auditors’ reports thereon.  Reference is made to these documents commencing at Page 25 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations remain discontinued as at December 31, 2018.

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

Periods	High	Low
Fiscal 2018	$0.03	$0.03
Fiscal 2017	$0.04	$0.03
Fiscal 2016	$0.13	$0.01
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12
Fiscal 2011	$1.40	$0.12
Fiscal 2010	$0.75	$0.25

Fiscal 2019
1Q-2019	$0.03	$0.02

Fiscal 2018
1Q-2018(1)	$0.03	$0.03
2Q-2018(1)	$0.03	$0.03
3Q-2018(1)	$0.03	$0.03
4Q-2018(1)	$0.03	$0.03

Fiscal 2017
1Q-2017(1)	$0.04	$0.03
2Q-2017	$0.03	$0.03
3Q-2017	$0.03	$0.03
4Q-2017	$0.03	$0.03

Fiscal 2016
1Q-2016 (1)	$0.02	$0.02
2Q-2016	$0.13	$0.02
3Q-2016	$0.13	$0.01
4Q-2016	$0.04	$0.04

Fiscal 2015
4Q-2015 (1)	$0.02	$0.02
3Q-2015 (1)	$0.02	$0.02
2Q-2015	$0.02	$0.02
1Q-2015	$0.08	$0.02

Most Recent 6 months from October 2018 through March 2019
March 2019 (1)	$0.02	$0.02
February 2019 (1)	$0.02	$0.02
January 2019	$0.03	$0.02
December 2018 (1)	$0.03	$0.03
November 2018 (1)	$0.03	$0.03
October 2018 (1)	$0.03	$0.03

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

This Report on Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

Our common shares are quoted on the OTC Pink operated by the Financial Industry Regulatory Authority under the symbol “CWNOF”

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

The material contracts entered into by us during the last two years, other than those contracts entered into in the ordinary course of business, are as follows:

•	On April 16, 2017, the Company signed a debt settlement agreement with Ningbo International Limited for the outstanding promissory note receivable. Ningbo International Limited shall repay the Company in the following schedule:

•	CDN $150,000 (US $111,720) on or before April 30, 2017 (paid)
•	CDN $100,000 (US $77,480) on or before December 31, 2018 (paid)
•	CDN $100,000 (US $77,480) on or before December 31, 2019 (paid)
•	The remaining principal amount of CDN$481,031 (US $358,272) will be payable on or before December 31, 2020.

•	On April 28, 2016, the Company entered into an extension agreement with Ningbo International Limited, extending the promissory loan by 2 years and imposed an 8% per annum interest rate payable on the repayment date of the principal amount.

•	On April 28, 2015, the Company entered into an extension agreement with Ningbo International Limited, extending the promissory loan by 1 year.

•	On April 18, 2014, the Company received shareholder approval for a share purchase agreement for the sale of all issued and outstanding shares in NAI, all issued and outstanding shares of CWN HK and 23.8% of issued and outstanding shares of CWN Capital. As part of the contract, we will receive an aggregate of $263,968.90 in funds and one or more non-interest bearing promissory notes in the aggregate principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement.

Share purchase agreement dated March 19, 2014 with Ningbo International Limited. See Item 4.A. History and Development of the Company.

D.	Exchange Controls

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2018, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in Fiscal 2018 and Fiscal 2017.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2018	2017
Audit Fees(1)	$9,000	$9,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$9,000	$9,000

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.

(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our Company, nor any affiliated purchaser of our Company, has purchased any of our securities during Fiscal 2018.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 25 to 33 of this Report:

ITEM 19.	EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

4.8	(8)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2012

4.9	(9)	Share purchase agreement dated March 19, 2014 with Ningbo International Limited

11	(3)	Code of Ethics

12.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.

(7)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2012.

(8)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2013.

(9)	Incorporated by reference to Schedule “A” to Exhibit 99.4 of Registrant’s Form 6-K (file no. 000-33051) filed on March 24, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 25, 2019

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.com Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chineseworldnet.com Inc. (the Company) as of December 31, 2018 and 2017, and the related statements of stockholders’ equity, operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its operating activities. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Vancouver, BC, Canada

April 26, 2019

Chineseworldnet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2018	2017
	$	$

ASSETS
Current assets
Cash and cash equivalents	216,506	129,564
Prepaid expenses and deposits	8,214	8,029
Note receivable [note 3]	-	35,927
Total current assets	224,720	173,520

Non-current assets
Note receivable [note 3]	178,373	235,525
Total assets	403,093	409,045

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	10,935	11,284
Due to related parties, non-interest bearing [note 5]	38,628	38,628
Total current liabilities	49,563	49,912

Stockholders’ equity [note 4]
Common stock
Authorized
100,000,000 common shares with a par value of $0.001 per share
Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,183,129
Deficit	(3,840,549)	(3,834,946)
Total stockholders’ equity	353,530	359,133
Total liabilities and stockholders’ equity	403,093	409,045
Nature of operation [note 1]
Going concern [note 1]

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in
	Shares	Amount	capital	(Deficit)	Total
	#	$	$	$	$
Balance, January 1, 2016	10,950,000	10,950	4,183,129	(3,565,287)	628,792

Net loss for the year	—	—	—	(37,706)	(37,706)

Balance, December 31, 2016	10,950,000	10,950	4,183,129	(3,602,993)	591,086

Net loss for the year	—	—	—	(231,953)	(231,953)

Balance, December 31, 2017	10,950,000	10,950	4,183,129	(3,834,946)	359,133

Net loss for the year	—	—	—	(5,603)	(5,603)
Balance, December 31, 2018	10,950,000	10,950	4,183,129	(3,840,549)	353,530

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years ended December 31

(Expressed in U.S. Dollars)

	2018	2017	2016
	$	$	$

Expenses
Audit and legal	16,733	16,464	14,992
Directors’ remuneration	36,000	36,000	36,000
Office and miscellaneous	4,713	4,472	6,813
	57,446	56,936	57,805
Other income (loss)
Foreign exchange gain (loss)	(27,812)	32,051	25,950
Interest income	-	-	34,325
Accretion income	79,655	42,042	43,341
Loss on notes receivable	—	(249,110)	(83,517)

Net loss and comprehensive loss for the year	(5,603)	(231,953)	(37,706)

Basic and diluted net loss per common share	(0.00)	(0.02)	(0.00)
Weighted average number of common shares outstanding
- basic and diluted	10,950,000	10,950,000	10,950,000

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in U.S. Dollars)

	2018	2017	2016
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(5,603)	(231,953)	(37,706)

Adjustment to reconcile net loss to net cash used in operating activities:
Foreign exchange (gain) or loss	24,991	(30,642)	(21,349)
Loss on note receivable	—	249,110	83,517
Imputed interest income	(79,339)	(42,044)	(77,660)

Changes in non-cash working capital items:
Prepaid expenses and deposits	(885)	(2,939)	(176)
Accounts payable and accrued liabilities	351	(5,375)	(25,125)
Due to related parties, non-interest bearing [note 5]	—	—	36,000
Net cash used in operating activities	(60,485)	(63,843)	(42,499)

INVESTING ACTIVITIES
Proceeds from note receivable	147,427	150,000	—
Net cash provided by investing activities	147,427	150,000	—

Increase (Decrease) in cash and cash equivalents	86,942	86,157	(42,499)
Cash and cash equivalents, beginning of year	129,564	43,407	85,906
Cash and cash equivalents, end of year	216,506	129,564	43,407

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

After disposal of all subsidiaries and long-term investment on April 28, 2014, the core business activities and operations were discontinued. The Company is currently inactive with limited operations and is in the process of seeking new business opportunities.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. As at December 31, 2018, the Company has a working capital of $175,157 (2017: $123,608).

Management’s plans in this regard are to raise debt or equity financing as required which the Company has been able to finance the operations through a series of equity and debt financings and additional funds is still required to fund the Company’s anticipated business expansion. There can be no assurance that a viable business opportunity that can be adequately financed will be identified and available to the Company. Additional equity and/or debt financing is subject to the global financial markets and prevailing economic conditions, which have recently been volatile and distressed. These factors will likely make it more challenging to obtain financing for the Company going forward. These matters and conditions indicate the existence of a material uncertainty that causes substantial doubt about the Company’s ability to continue as going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and are expressed in United States dollars, unless otherwise noted. All adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows as at December 31, 2018 have been included.

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

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2018 (2017 - $Nil).

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

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2018, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

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

The carrying value of cash and cash equivalents, due to related parties and accounts payable and accrued liabilities approximates their fair value because of the short-term nature of these instruments. The fair value of long term notes receivable is estimated using discounted cash flow model that utilizes a discount rate that reflects the Company’s current pricing for loans with similar characteristics and maturity, adjusted by liquidity premium and company specific premium at the balance sheet date (refer to Note 3).

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

For the years ended December 31, 2018 and 2017, the Company's financial instruments include cash and cash equivalents, accounts payable, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity; and the fair value of notes receivable are recognized in the balance sheets as level three per the fair value hierarchy (refer to note 3).

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

Recently Adopted Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments to the guidance enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation, and disclosure. The Company has adopted the methodologies prescribed by this ASU since January 1, 2018 and there is no material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. Entities will have to apply the guidance retrospectively, but if it is impracticable to do so for an issue, the amendments related to that issue would be applied prospectively. The Company has adopted the methodologies prescribed by this ASU by the date required and there is no material impact on the Company’s financial statements.

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

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): The amendments provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following are met:

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

The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the amendments. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company has adopted the methodologies prescribed by this ASU by the date required and there is no material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Effective for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements, if any.

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

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Company is currently evaluating the potential impact this guidance will have on the financial statements, if any.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. For all entities, amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is currently evaluating the potential impact this guidance will have on the financial statements, if any.

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

During the year ended December 31, 2018, the Company received payment of CAD $200,000 (USD $147,000) from Ningbo International Limited. As at December 31, 2018, the note receivable balance is recorded at a fair value of $178,373 (2017: $271,452 and 2016: $597,876). The note is valued using a discounted cash flow model that utilizes a discount rate that reflects the Company’s current pricing for loans with similar characteristics and maturity, adjusted by liquidity premium and company specific premium at the balance sheet date.

The Company recognized $Nil loss on note receivable [2017 - $249,110 and 2016 - $83,517], interest income on the note receivable of $Nil (2017: $Nil and 2016: $34,325) and accretion income of $79,655 [2017 - $42,042 and 2016 - $43,341]. The effective interest rate of the note receivable is 19.02%. During the year ended December 31, 2018, the Company recorded foreign exchange loss of $24,991 [2017 - foreign exchange gain: $30,643 and 2016 - foreign exchange gain: 21,349].

4. STOCKHOLDERS’ EQUITY

Share Capital

The Company has authorized 100,000,000 common shares at par value of $0.001 per share. As at December 31, 2018 and 2017, the Company has 10,950,000 common shares issued and outstanding.

5. RELATED PARTY TRANSACTIONS

As at December 31, 2018, the Company has amounts due to stockholders and directors of $38,628 [2017 - $38,628 and 2016 - $38,628]. These amounts are non-interest bearing and are due on demand.

As at December 31, 2018, the Company accrued director fees in the amount of $36,000 [2017 - $36,000 and 2016 - $36,000].

6. INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2018 $	2017 $	2016 $

Net (loss) for the year	(5,603)	(231,953)	(37,706)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Expected tax recovery	—	—	—

As at December 31, 2018, the Company has $Nil unrecognized deductible temporary differences.

7. RECLASSIFICATION OF PRIOR YEAR PRESENTATION

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operation.

- 33 -