Form 20-F
period 2019-12-31
CHINESEWORLDNET COM INC
filed 2020-04-29
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Appleby, Clifton House 75 Fort Street, PO Box 190, Grand Cayman E9 KY1-1104

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares	CWNOF	OTC Markets Group

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

☐Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes	☐ No

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

Our financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2019” are to our fiscal year ended December 31, 2019, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our two most recently completed fiscal periods consisting of the years ended December 31, 2019, 2018 and 2017. The information have been extracted from our audited financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended December 31
	2019	2018	2017
Statements of Operations:
Net income (loss) for the year	34,894	(5,603)	(231,953)
Income (loss) per share – basic	0.00	(0.00)	(0.02)
Income (loss) per share – diluted	0.00	(0.00)	(0.02)
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000

Balance Sheets:
Total assets	$491,921	$403,093	$409,045
Total current liabilities	103,497	49,563	49,912
Total stockholders’ equity	388,424	353,530	359,133

No dividends have been declared or paid in Fiscal 2019, Fiscal 2018, and Fiscal 2017.

B.	Capitalization and Indebtedness

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

In August 2009, we incorporated CWN Capital Inc. (“ CWN Capital ”) under the BVI Business Companies Act, with a registered address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands, focusing on capital markets businesses.  CWN Capital provided a vehicle for expanding the scope of our businesses into the capital markets.  On October 1, 2010, CWN Capital completed a non-brokered private placement and issued 25,000 of its common shares at a subscription price of $0.01 per share to Silver Lake Investment Partners, Ltd., resulted in CWN diluted down to a 50% ownership in CWN Capital.  On December 18, 2010, CWN Capital completed another non-brokered private placement and issued 55,000 of its common shares at a subscription price of $1.00 per share to Goldpac Investments Partners Ltd., resulted in CWN a diluted down to 23.8% ownership in CWN Capital. As a result, we deconsolidated CWN Capital on December 18, 2010 and recorded our interest in CWN Capital as an equity interest. Silver Lake Investment Partners, Ltd. and Goldpac Investments Partners Ltd. were companies controlled by two directors of our company.

On September 8, 2009, CWN China funded and incorporated Weihai as a local entity for the purpose of carrying out certain business operations in the Greater China. Weihai has the same address as CWN China.  Through CWN China, we had a 85% controlling interest in Weihai.

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company’s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2017, Fiscal 2018 and Fiscal 2019, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

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

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

As at December 31, 2019, ChineseWorldNet.com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

C.	Organizational Structure

ChineseWorldNet.Com Inc. (“CWN”) was incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. Our registered and principal executive office is located at Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104.

As a result of the sale of its subsidiaries to Ningbo International Limited on April 28, 2014, CWN has no subsidiaries   .

D.	Property, Plants and Equipment

We do not own any real property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2019 and 2018 should be read in conjunction with the financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The Company is inactive since April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses.  Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2019, 2018 and 2017

For the year ended December 31, 2019 (“Fiscal 2019”), we recorded a net income of $34,894 attributable to common stockholders ($0.00 income per common share), compared to a net loss of $5,603 for the year ended December 31, 2018 (“Fiscal 2018”) attributable to common stockholders ($0.00 loss per common share).  The increase of net income of $40,497 was mainly due to imputed interest income of $68,869 (2018: $79,655) and foreign exchange gain of $18,781 (2018: loss of $27,812).

For the year ended December 31, 2018 (“Fiscal 2018”), we recorded a net loss of $5,603 attributable to common stockholders ($0.00 loss per common share), compared to a net loss of $231,953 for the year ended December 31, 2017 (“Fiscal 2017”) attributable to common stockholders ($0.02 loss per common share).  The decrease of net loss of $226,350 was mainly due to imputed interest income of $79,655 (2017: $42,042 ) and no loss on loan receivables (2017: loss of $249,110).

YEAR ENDED DECEMBER 31, 2019 COMPARED TO YEAR ENDED DECEMBER 31, 2018

Revenues

There were no revenues recorded in Fiscal 2019 and Fiscal 2018.

Expenses

For Fiscal 2019, we recorded operating expenses of $53,955 compared to operating expenses of $57,446 for Fiscal 2018.

Audit and Legal

Audit and legal expenses were $17,213 in Fiscal 2019, compared to $16,733 in Fiscal 2018.

Directors’ Remuneration

Directors’ remuneration expenses were $36,000 in Fiscal 2019, compared to $36,000 in Fiscal 2018.

Office and Miscellaneous

Office and miscellaneous expenses were $742 in Fiscal 2019, compared to $4,713 in Fiscal 2018.

Other Income (Loss)

We recorded other income of $88,849 in Fiscal 2019, compared to $51,843 in Fiscal 2018.  The increase of other income of $37,006 was primarily due to imputed interest income of $68,869 (2018: $79,655) and foreign exchange gain of $18,781 (2018: loss of $27,812).

CURRENCY

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition.  However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.

B.	Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents of $225,971 (2018: $216,506). We had a working capital of $388,424 at December 31, 2019, compared to working capital of $175,157 at December 31, 2018.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu (1)	60	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu (1)	59	January 12, 2000	Director
Fong Szeto	72	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

The following table provides information regarding direct and indirect remuneration to the directors and executive officers of the Company during Fiscal 2019.

	Annual Compensation in Fiscal 2019
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Chi Cheong Liu (1) Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	12,000
Chi Kong Liu (2) Director	Nil	Nil	12,000
Fong Szeto (3) Director	Nil	Nil	12,000

(1)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2019 and $12,000 in 2018.

(2)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2019 and $12,000 in 2018.

(3)	Mr. Szeto is a shareholder and does not receive salary. Mr. Szeto incurred director fee of $12,000 in 2019 and $12,000 in 2018.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2019, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2019.  The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2020.

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

As at December 31, 2019, we had no options issued or outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at April 29, 2020. The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2020.

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned
Chi Cheong Liu (1)	3,096,667	28.28%
CEDE & Co	1,827,000	16.68%
Vcanland China Holdings Ltd.	1,500,000	13.70%
Datacom Venture Limited	600,000	5.48%
Chi Kong Liu	580,000	5.30%
Monica Law	570,000	5.21%
Total	6,346,667	94.65

(1)	Mr. Liu owns 1,730,000 Common Shares. Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owns 1,166,667 Common Shares. Goldpac Investments Ltd., for which Mr. Liu is a principal, owns 200,000 Common Shares.

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

As at December 31, 2019, the Company has non-interest bearing loan from the stockholders and directors in the amount of $92,562 [2018 - $38,628].

As at December 31, 2019, the Company accrued director fees in the amount of $72,000 [2018 - $36,000].

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

This Report on Form 20-F includes our audited financial statements for the years ended December 31, 2019 and 2018, including our balance sheets as of December 31, 2019 and 2018, and the statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2019 and 2018, and the related notes to those statements and the auditor’s reports thereon.  Reference is made to these documents commencing at Page 25 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations remain discontinued as at December 31, 2019.

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

Periods	High	Low
Fiscal 2019	$0.03	$0.02
Fiscal 2018	$0.03	$0.03
Fiscal 2017	$0.04	$0.03
Fiscal 2016	$0.13	$0.01
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12
Fiscal 2011	$1.40	$0.12
Fiscal 2010	$0.75	$0.25

Fiscal 2020
1Q-2020	$0.02	$0.002

Fiscal 2019
1Q-2019	$0.03	$0.02
2Q-2019	$0.02	$0.02
3Q-2019(1)	$0.02	$0.02
4Q-2019(1)	$0.02	$0.02

Fiscal 2018
1Q-2018(1)	$0.03	$0.03
2Q-2018(1)	$0.03	$0.03
3Q-2018(1)	$0.03	$0.03
4Q-2018(1)	$0.03	$0.03

Fiscal 2017
1Q-2017(1)	$0.04	$0.03
2Q-2017	$0.03	$0.03
3Q-2017	$0.03	$0.03
4Q-2017	$0.03	$0.03

Most Recent 6 months from October 2019 through March 2020
March 2020 (1)	$0.002	$0.002
February 2020 (1)	$0.002	$0.002
January 2020(1)	$0.02	$0.002
December 2019 (1)	$0.02	$0.02
November 2019 (1)	$0.02	$0.02
October 2019 (1)	$0.02	$0.02

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

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

There were no material contracts entered into by us during the last two years.

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

As of December 31, 2019 and 2018, we do not have any subsidiaries.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2019, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in Fiscal 2019 and Fiscal 2018.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2019	2018
Audit Fees(1)	$10,000	$9,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$10,000	$9,000

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.

(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our Company, nor any affiliated purchaser of our Company, has purchased any of our securities during Fiscal 2019.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 25 to 33 of this Report:

ITEM 19.	EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

4.8	(8)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2012

4.9	(9)	Share purchase agreement dated March 19, 2014 with Ningbo International Limited

11	(3)	Code of Ethics

12.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.

(7)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2012.

(8)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2013.

(9)	Incorporated by reference to Schedule “A” to Exhibit 99.4 of Registrant’s Form 6-K (file no. 000-33051) filed on March 24, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 29, 2020

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.com Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chineseworldnet.com Inc. (the Company) as of December 31, 2019 and 2018, and the related statements of stockholders’ equity, operations and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Vancouver, BC, Canada

April 29, 2020

Chineseworldnet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2019	2018
	$	$
ASSETS
Current assets
Cash and cash equivalents	225,971	216,506
Prepaid expenses and deposits	8,236	8,214
Note receivable [note 3]	257,714	-
Total current assets	491,921	224,720

Non-current assets
Note receivable [note 3]	-	178,373
Total assets	491,921	403,093

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	10,935	10,935
Due to related parties, non-interest bearing [note 5]	92,562	38,628
Total current liabilities	103,497	49,563

Stockholders’ equity [note 4]
Common stock
Authorized
100,000,000 common shares with a par value of $0.001 per share Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,183,129
Deficit	(3,805,655)	(3,840,549)
Total stockholders’ equity	388,424	353,530
Total liabilities and stockholders’ equity	491,921	403,093
Nature of operation [note 1] Going concern [note 1] Subsequent event [note 7]

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in
	Shares	Amount	capital	(Deficit)	Total
	#	$	$	$	$
Balance, January 1, 2017	10,950,000	10,950	4,183,129	(3,602,993)	591,086

Net loss for the year	—	—	—	(231,953)	(231,953)

Balance, December 31, 2017	10,950,000	10,950	4,183,129	(3,834,946)	359,133

Net loss for the year	—	—	—	(5,603)	(5,603)

Balance, December 31, 2018	10,950,000	10,950	4,183,129	(3,840,549)	353,530

Net income for the year	—	—	—	34,894	34,894
Balance, December 31, 2019	10,950,000	10,950	4,183,129	(3,805,655)	388,424

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years ended December 31

(Expressed in U.S. Dollars)

	2019	2018	2017
	$	$	$
Expenses
Audit and legal	17,213	16,733	16,464
Directors’ remuneration [note 5]	36,000	36,000	36,000
Office and miscellaneous	742	4,713	4,472
	53,955	57,446	56,936
Other income (loss)
Foreign exchange gain (loss)	18,781	(27,812)	32,051
Interest income	1,199	-	-
Accretion income [note 3]	68,869	79,655	42,042
Loss on notes receivable [note 3]	-	-	(249,110)
	88,849	51,843	(175,017)
Net income (loss) and comprehensive income (loss) for the year	34,894	(5,603)	(231,953)

Basic and diluted net income (loss) per common share	0.00	(0.00)	(0.02)
Weighted average number of common shares outstanding
- basic and diluted	10,950,000	10,950,000	10,950,000

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in U.S. Dollars)

	2019	2018	2017
	$	$	$
OPERATING ACTIVITIES
Net income (loss) for the year	34,894	(5,603)	(231,953)

Adjustment to reconcile net income (loss) to net cash provided (used) by operating activities:
Foreign exchange (gain) or loss	(10,472)	24,991	(30,642)
Loss on note receivable	—	—	249,110
Imputed interest income	(68,869)	(79,339)	(42,044)

Changes in non-cash working capital items:
Prepaid expenses and deposits	(22)	(885)	(2,939)
Accounts payable and accrued liabilities	—	351	(5,375)
Due to related parties, non-interest bearing [note 5]	53,934	—	—
Net cash provided (used) by operating activities	9,465	(60,485)	(63,843)

INVESTING ACTIVITIES
Proceeds from note receivable	—	147,427	150,000
Net cash provided by investing activities	—	147,427	150,000

Increase in cash and cash equivalents	9,465	86,942	86,157
Cash and cash equivalents, beginning of year	216,506	129,564	43,407
Cash and cash equivalents, end of year	225,971	216,506	129,564

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

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. As at December 31, 2019, the Company has a working capital of $388,424 (2018: $175,157).

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

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and are expressed in United States dollars, unless otherwise noted. All adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows as at December 31, 2019 have been included.

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

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2019 (2018 - $Nil).

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Foreign currency translations

The Company’s functional currency is the U.S. dollar. Transactions in other currencies are recorded in U.S. dollars at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into U.S. dollars at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the Statements of Operations and Comprehensive Income (Loss).

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

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2019, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) under the provisions of ASC Topic 220-10, Comprehensive Income - Overall, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statements of Operations and Comprehensive Income (Loss).

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

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalent, accounts payable and accrued liabilities and note receivable which is denominated in Canadian dollars.

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

For the years ended December 31, 2019 and 2018, the Company's financial instruments include cash and cash equivalents, accounts payable, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity; and the fair value of notes receivable are recognized in the balance sheets as level three per the fair value hierarchy (refer to note 3).

Earning (Loss) per share

Basic earning (loss) per share is computed on the basis of the weighted average number of common shares outstanding during each period.

Diluted earning (loss) per share is computed on the basis of the weighted average number of common shares and dilutive securities outstanding.

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

Recently Adopted Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Company has adopted the methodologies prescribed by this ASU since January 1, 2019 and there is no material impact on the Company’s financial statements.

In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. For public business entities, ASU 2017-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company has adopted the methodologies prescribed by this ASU since January 1, 2019 and there is no material impact on the Company’s financial statements.

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

No repayment was received in 2019. During the year ended December 31, 2018, the Company received payment of CAD $200,000 (USD $147,000) from Ningbo International Limited. As at December 31, 2019, the note receivable balance is recorded at a fair value of $257,714 (2018: $178,373 and 2017: $271,452). The note is valued using a discounted cash flow model that utilizes a discount rate that reflects the Company’s current pricing for loans with similar characteristics and maturity, adjusted by liquidity premium and company specific premium at the balance sheet date.

The Company recognized $Nil loss on note receivable [2018 - $Nil and 2017 - $249,110], interest income on the note receivable of $Nil (2018: $Nil and 2017: $Nil) and accretion income of $68,869 [2018 - $79,655 and 2017 - $42,042]. The effective interest rate of the note receivable is 19.02%. During the year ended December 31, 2019, the Company recorded foreign exchange gain of $10,472 [2018 - foreign exchange loss: $24,991 and 2017 - foreign exchange gain: $30,642].

4. STOCKHOLDERS’ EQUITY

Share Capital

The Company has authorized 100,000,000 common shares at par value of $0.001 per share. As at December 31, 2019 and 2018, the Company has 10,950,000 common shares issued and outstanding.

5. RELATED PARTY TRANSACTIONS

As at December 31, 2019, the Company has amounts due to stockholders and directors of $92,562 [2018 - $38,628]. These amounts are non-interest bearing and are due on demand.

For the year ended December 31, 2019, the Company accrued director fees in the amount of $36,000 [2018 - $36,000 and 2017 - $36,000].

6. INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2019 $	2018 $	2017 $
Net income (loss) for the year	34,894	(5,603)	(231,953)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Expected tax expense (recovery)	—	—	—

As at December 31, 2019, the Company has $Nil unrecognized deductible temporary differences.

7. SUBSEQUENT EVENT

Subsequent to year-end, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.