Form 20-F
period 2020-12-31
CHINESEWORLDNET COM INC
filed 2021-04-30
CIK 1145898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Our financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2020” are to our fiscal year ended December 31, 2020, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our two most recently completed fiscal periods consisting of the years ended December 31, 2020, 2019 and 2018. The information have been extracted from our audited financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended December 31
	2020	2019	2018
Statements of Operations:
Net income (loss) for the year	(45,570)	34,894	(5,603)
Income (loss) per share – basic	0.00	0.00	(0.00)
Income (loss) per share – diluted	0.00	0.00	(0.00)
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000

Balance Sheets:
Total assets	$504,071	$491,921	$403,093
Total current liabilities	161,217	103,497	49,563
Total stockholders’ equity	342,854	388,424	353,530

No dividends have been declared or paid in Fiscal 2020, Fiscal 2019, and Fiscal 2018.

B.	Capitalization and Indebtedness

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

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company.  In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company’s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2018, Fiscal 2019 and Fiscal 2020, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

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

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

As at December 31, 2020, ChineseWorldNet.com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

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

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2020 and 2019 should be read in conjunction with the financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The Company is inactive since April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses.  Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2020, 2019 and 2018

For the year ended December 31, 2020 (“Fiscal 2020”), we recorded a net loss of 45,570 attributable to common stockholders ($0.00 income per common share), compared to a net income of $34,894 for the year ended December 31, 2019 (“Fiscal 2019”) attributable to common stockholders ($0.00 loss per common share).  The decrease of net loss of 80,464 was mainly due to imputed interest income of $63,209 (2019: $68,869), foreign exchange gain of $7,038 (2019: gain of $18,781) and net loss from note receivable $57,485 (2019:nil).

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

YEAR ENDED DECEMBER 31, 2020 COMPARED TO YEAR ENDED DECEMBER 31, 2019

Revenues

There were no revenues recorded in Fiscal 2020 and Fiscal 2019.

Expenses

For Fiscal 2020, we recorded operating expenses of $58,621 compared to operating expenses of $53,955 for Fiscal 2019.

Audit and Legal

Audit and legal expenses were $17,928 in Fiscal 2020, compared to $17,213 in Fiscal 2019.

Directors’ Remuneration

Directors’ remuneration expenses were $36,000 in Fiscal 2020, compared to $36,000 in Fiscal 2020.

Office and Miscellaneous

Office and miscellaneous expenses were $4,693 in Fiscal 2020, compared to $742 in Fiscal 2019.

Other Income (Loss)

We recorded other income of $13,051 in Fiscal 2020, compared to income of $88,849 in Fiscal 2019.  The decrease of other income of $75,798 was primarily due to imputed interest income of $63,290 (2019: $68,869), foreign exchange gain of $7,038 (2019: gain of $18,781) and loss from note receivable $57,485 (2019:nil).

CURRENCY

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition.  However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.

B.	Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of $226,178 (2019: $225,971). We had a working capital of $71,707 at December 31, 2020, compared to working capital of $388,424 at December 31, 2019.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu (1)	61	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu (1)	60	January 12, 2000	Director
Fong Szeto	73	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

The following table provides information regarding direct and indirect remuneration to the directors and executive officers of the Company during Fiscal 2020.

	Annual Compensation in Fiscal 2020
Name and Respective Office and Position Held	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Chi Cheong Liu (1) Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	12,000
Chi Kong Liu (2) Director	Nil	Nil	12,000
Fong Szeto (3) Director	Nil	Nil	12,000

(1)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2020 and $12,000 in 2019.

(2)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2020 and $12,000 in 2019.

(3)	Mr. Szeto is a shareholder and does not receive salary. Mr. Szeto incurred director fee of $12,000 in 2020 and $12,000 in 2019.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2020 and 2019, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2020.  The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2021.

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

As at December 31, 2020 and 2019, we had no options issued or outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at April 29, 2021. The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2021.

Name of Shareholder	Number of Common Shares	Percentage of Shares Beneficially Owned
Chi Cheong Liu (1)	3,096,667	28.28%
CEDE & Co	1,827,000	16.68%
Vcanland China Holdings Ltd.	1,500,000	13.70%
Datacom Venture Limited	600,000	5.48%
Chi Kong Liu	580,000	5.30%
Monica Law	570,000	5.21%
Total	6,346,667	94.65%

(1)	Mr. Liu owns 1,730,000 Common Shares. Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owns 1,166,667 Common Shares. Goldpac Investments Ltd., for which Mr. Liu is a principal, owns 200,000 Common Shares.

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

As at December 31, 2020, the Company has non-interest bearing loan from the stockholders and directors in the amount of $150,282 [2019 - $92,562].

As at December 31, 2020, the Company accrued director fees in the amount of $108,000 [2019 - $72,000].

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

This Report on Form 20-F includes our audited financial statements for the years ended December 31, 2020 and 2019, including our balance sheets as of December 31, 2020 and 2019, and the statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2020 and 2019, and the related notes to those statements and the auditor’s reports thereon.  Reference is made to these documents commencing at Page 25 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations remain discontinued as at December 31, 2020.

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

Periods	High	Low
Fiscal 2020	$0.002	$0.002
Fiscal 2019	$0.03	$0.02
Fiscal 2018	$0.03	$0.03
Fiscal 2017	$0.04	$0.03
Fiscal 2016	$0.13	$0.01
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12
Fiscal 2011	$1.40	$0.12
Fiscal 2010	$0.75	$0.25

Fiscal 2021
1Q-2021	$0.02	$0.002

Fiscal 2020
1Q-2020	$0.015	$0.002
2Q-2020(1)	$0.002	$0.002
3Q-2020(1)	$0.002	$0.002
4Q-2020	$0.002	$0.002

Fiscal 2019
1Q-2019	$0.03	$0.02
2Q-2019	$0.02	$0.02
3Q-2019(1)	$0.02	$0.02
4Q-2019(1)	$0.02	$0.02

Fiscal 2018
1Q-2018(1)	$0.03	$0.03
2Q-2018(1)	$0.03	$0.03
3Q-2018(1)	$0.03	$0.03
4Q-2018(1)	$0.03	$0.03

Most Recent 6 months from October 2020 through March 2021
March 2021	$0.02	$0.009
February 2021	$0.02	$0.002
January 2021(1)	$0.002	$0.002
December 2020	$0.002	$0.002
November 2020 (1)	$0.002	$0.002
October 2020 (1)	$0.002	$0.002

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

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

As of December 31, 2020 and 2019, we do not have any subsidiaries.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

During its assessment of internal control over financial reporting, management identified the following material weakness: insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines. Based on the context in which the deficiencies occur, management identified below significant deficiencies individually represent significant deficiencies:

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in Fiscal 2020 and Fiscal 2019.  Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2020	2019
Audit Fees(1)	$10,000	$10,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$10,000	$10,000

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.

(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our Company, nor any affiliated purchaser of our Company, has purchased any of our securities during Fiscal 2019.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 25 to 33 of this Report:

ITEM 19.	EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

4.8	(8)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2012

4.9	(9)	Share purchase agreement dated March 19, 2014 with Ningbo International Limited

11	(3)	Code of Ethics

12.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.

(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.

(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.

(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.

(7)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2012.

(8)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2013.

(9)	Incorporated by reference to Schedule “A” to Exhibit 99.4 of Registrant’s Form 6-K (file no. 000-33051) filed on March 24, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 29, 2021

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.com Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chineseworldnet.com Inc. (the Company) as of December 31, 2020 and 2019, and the related statements of stockholders’ equity, operations and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 of the financial statements, the Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Going Concern – Refer to Note 1

Critical Audit Matter Description

Accounting principles generally accepted in the United States require the Company to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If conditions or events raise substantial doubt, management should consider whether its plans that are intended to mitigate the conditions or events will alleviate the substantial doubt.

Conclusions on going concern considerations involve significant estimates and management judgment, including prospective financial information. Given the complexity and the subjective nature of such information, evaluating management’s judgments related to their going concern analysis required extensive audit effort and a high degree of auditor judgment.

How the Critical Audit Matters Was Addressed in the Audit

Our audit procedures related to testing management’s assessment of the ability of the Company to continue as a going concern included the following:

We evaluated the forecasted revenues and operating expenses, as well as management’s assumptions related to sources and uses of cash for reasonableness. This testing included:

o	Developing an understanding of management’s plans for obtaining additional financing through discussions with management and review of board meeting minutes.
o	Developing an understanding of management’s expectations for future changes in revenue and expenses through discussions with management and review of budgets.
o	Comparing forecasted revenues and expenses to historical results.
o	Evaluating management’s ability to accurately forecast revenue and operating expenses by comparing management’s prior forecasts to actual results.
o	Assessing the impact of market and industry factors on management’s forecasts.
o	Evaluating the impact of the Company’s existing financing arrangements on their ability to continue as a going concern.

Chartered Professional Accountants We have served as the Company’s auditor since 2006.
Vancouver, BC, Canada
April 29, 2021

Chineseworldnet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2020	2019
	$	$
ASSETS
Current assets
Cash and cash equivalents	226,178	225,971
Prepaid expenses and deposits	6,746	8,236
Note receivable [note 3]	-	257,714
Total current assets	232,924	491,921

Non-current assets
Note receivable [note 3]	271,147	-
Total assets	504,071	491,921

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	10,935	10,935
Due to related parties, non-interest bearing [note 5]	150,282	92,562
Total current liabilities	161,217	103,497

Stockholders’ equity [note 4]
Common stock
Authorized
100,000,000 common shares with a par value of $0.001 per share Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,183,129
Deficit	(3,851,225)	(3,805,655)
Total stockholders’ equity	342,854	388,424
Total liabilities and stockholders’ equity	504,071	491,921
Nature of operation [note 1] Going concern [note 1]

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

	Common stock		Additional paid-in
	Shares	Amount	capital	(Deficit)	Total
	#	$	$	$	$
Balance, January 1, 2018	10,950,000	10,950	4,183,129	(3,834,946)	359,133

Net loss for the year	—	—	—	(5,603)	(5,603)

Balance, December 31, 2018	10,950,000	10,950	4,183,129	(3,840,549)	353,530

Net income for the year	—	—	—	34,894	34,894

Balance, December 31, 2019	10,950,000	10,950	4,183,129	(3,805,655)	388,424

Net loss for the year	—	—	—	(45,570)	(45,570)
Balance, December 31, 2020	10,950,000	10,950	4,183,129	(3,851,225)	342,854

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years ended December 31

(Expressed in U.S. Dollars)

	2020	2019	2018
	$	$	$
Expenses
Audit and legal	17,928	17,213	16,733
Directors’ remuneration [note 5]	36,000	36,000	36,000
Office and miscellaneous	4,693	742	4,713
	58,621	53,955	57,446
Other income (loss)
Foreign exchange gain (loss)	7,038	18,781	(27,812)
Interest income	208	1,199	-
Accretion income [note 3]	63,290	68,869	79,655
Loss on note receivable [note 3]	(57,485)	-	-
	13,051	88,849	51, 843
Net income (loss) and comprehensive income (loss) for the year	(45,570)	34,894	(5,603)

Basic and diluted net income (loss) per common share	(0.00)	0.00	(0.00)
Weighted average number of common shares outstanding- basic and diluted	10,950,000	10,950,000	10,950,000

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in U.S. Dollars)

	2020	2019	2018
	$	$	$
OPERATING ACTIVITIES
Net income (loss) for the year	(45,570)	34,894	(5,603)

Adjustment to reconcile net income (loss) to net cash provided (used) by operating activities:
Foreign exchange (gain) or loss	(7,628)	(10,472)	24,991
Loss on note receivable	57,485	—	—
Imputed interest income	(63,290)	(68,869)	(79,339)

Changes in non-cash working capital items:
Prepaid expenses and deposits	1,490	(22)	(885)
Accounts payable and accrued liabilities	—	—	351
Due to related parties, non-interest bearing [note 5]	57,720	53,934	—
Net cash provided (used) by operating activities	207	9,465	(60,485)

INVESTING ACTIVITIES
Proceeds from note receivable	—	—	147,427
Net cash provided by investing activities	—	—	147,427

Increase in cash and cash equivalents	207	9,465	86,942
Cash and cash equivalents, beginning of year	225,971	216,506	129,564
Cash and cash equivalents, end of year	226,178	225,971	216,506

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

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. As at December 31, 2020, the Company has a working capital of $71,707 (2019: $388,424).

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

Early in 2020, there was a global outbreak of COVID-19 (coronavirus). This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus. The Company has been minimally affected by COVID19 in terms of business activities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and are expressed in United States dollars, unless otherwise noted. All adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows as at December 31, 2020 have been included.

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

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas requiring the use of management estimates relate to fair value of financial instruments.

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2020 (2019 - $Nil).

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

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2020, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

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

For the years ended December 31, 2020 and 2019, the Company's financial instruments include cash and cash equivalents, accounts payable, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity; and the fair value of notes receivable are recognized in the balance sheets as level three per the fair value hierarchy (refer to note 3). The carrying value of note receivable are approximate its fair value due to the market interest rate used.

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

Recently adopted accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. The Company adopted this update on January 1, 2020. The adoption of ASU 2016-13 did not have a material impact on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. For all entities, amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company has adopted the methodologies prescribed by this ASU since January 1, 2020 and there is no material impact on the Company’s financial statements.

3. NOTES RECEIVABLE

As at April 28, 2014, the Company received a promissory note of CAD $831,031 (US $618,952) from Ningbo International Limited, a non-related party, as result of the disposal all the issued and outstanding shares in NAI, all the issued and outstanding shares of CWN HK and 23.8% of the issued and outstanding shares of CWN Capital. The promissory note is non-interest bearing, unsecured with a maturity date of one year, and the option to extend upon mutual agreement. On April 28, 2015, the Company extended the payment date of the promissory note to April 28, 2016. On April 28, 2016, the Company further extended the payment date to April 28, 2018 and imposed an 8% per annum interest rate payable on the repayment date of the principal amount. On April 16, 2017, the Company amended the promissory note to non-interest bearing and changed the payment schedule as follows:

•	CDN $150,000 on or before April 30, 2017;
•	CDN $100,000 on or before December 31, 2018;
•	CDN $100,000 on or before December 31, 2019;
•	The remaining principal amount of CDN $481,031 will be payable on or before December 31, 2020.

As at December 31, 2018, the Company received payment of CAD $404,360 from Ningbo International Limited. No repayment was received in 2019 and 2020. On November 27, 2020, Ningbo has entered an Amendment of the Agreement (the "Amendment") with the Company. In relation to this Amendment, the remaining promissory note balance of CAD$426,671 shall be repaid on or before December 31, 2022.

As at December 31, 2020, the note receivable balance is recorded at a fair value of $271,147 (2019: $257,714 and 2018: $178,373 ). The note is valued using a discounted cash flow model that utilizes a discount rate that reflects the Company’s current pricing for loans with similar characteristics and maturity, adjusted by liquidity premium and company specific premium at the balance sheet date.

The Company recognized $57,485 loss on note receivable [2019 - $Nil and 2018 - $Nil], interest income on the note receivable of $Nil (2019: $Nil and 2018: $Nil) and accretion income of $63,290 [2019 - $68,869 and 2018 - $79,655]. The effective interest rate of the note receivable is 11%. During the year ended December 31, 2020, the Company recorded foreign exchange gain of $7,628 [2019 - foreign exchange gain: $10,472 and 2018 - foreign exchange loss: $24,991].

4. STOCKHOLDERS’ EQUITY

Share Capital

The Company has authorized 100,000,000 common shares at par value of $0.001 per share. As at December 31, 2020 and 2019, the Company has 10,950,000 common shares issued and outstanding.

5. RELATED PARTY TRANSACTIONS

As at December 31, 2020, the Company has amounts due to stockholders and directors of $150,282 [2019 - $92,562]. These amounts are non-interest bearing, unsecured, and due on demand.

For the year ended December 31, 2020, the Company accrued director fees in the amount of $36,000 [2019 - $36,000 and 2018 - $36,000].

6. INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2020 $	2019 $	2018 $
Net income (loss) for the year	(45,570)	34,894	(5,603)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Expected tax expense (recovery)	—	—	—

As at December 31, 2020, the Company has $Nil unrecognized deductible temporary differences.