Form 20-F
period 2021-12-31
CHINESEWORLDNET COM INC
filed 2022-05-02
CIK 1145898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Our financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2021” are to our fiscal year ended December 31, 2021, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our two most recently completed fiscal periods consisting of the years ended December 31, 2021, 2020 and 2019. The information have been extracted from our audited financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended December 31
	2021	2020	2019
Statements of Operations:
Net income (loss) for the year	(40,955)	(45,570)	34,894
Income (loss) per share – basic	0.00	0.00	0.00
Income (loss) per share – diluted	0.00	0.00	0.00
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000

Balance Sheets:
Total assets	$526,352	$504,071	$491,921
Total current liabilities	224,453	161,217	103,497
Total stockholders’ equity	301,899	342,854	388,424

No dividends have been declared or paid in Fiscal 2021, Fiscal 2020, and Fiscal 2019.

B.	Capitalization and Indebtedness

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

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company. In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company’s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2019, Fiscal 2020 and Fiscal 2021, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

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

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

As at December 31, 2021, ChineseWorldNet.com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

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

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2021 and 2020 should be read in conjunction with the financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The Company is inactive since April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses. Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2021, 2020 and 2019

For the year ended December 31, 2021 (“Fiscal 2021”), we recorded a net loss of $40,955 attributable to common stockholders ($0.00 loss) per common share), compared to a net loss of $45,570 for the year ended December 31, 2020 (“Fiscal 2020”) attributable to common stockholders ($0.00 loss per common share). The decrease of net loss of $4,615 was mainly due to imputed interest income of $19,464 (2020: $63,209), foreign exchange gain of $1,004 (2020: gain of $7,038) and net loss from note receivable $nil (2020: $57,485).

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

YEAR ENDED DECEMBER 31, 2021 COMPARED TO YEAR ENDED DECEMBER 31, 2020

Revenues

There were no revenues recorded in Fiscal 2021 and Fiscal 2020.

Expenses

For Fiscal 2021, we recorded operating expenses $ 61,605 compared to operating expenses of $ 58,621 for Fiscal 2020.

Professional fees

Professional fees were $ 19,413 in Fiscal 2021, compared to $17,928 in Fiscal 2020.

Directors’ Remuneration

Directors’ remuneration expenses were $36,000 in Fiscal 2021, compared to $36,000 in Fiscal 2020.

Office and Miscellaneous

Office and miscellaneous expenses were $ 6,192 in Fiscal 2021, compared to $ 4,693 in Fiscal 2020.

Other Income (Loss)

We recorded other income of $20,650 in Fiscal 2021, compared to income of $13,051 in Fiscal 2020. The increase of other income of $7,599 was primarily due to imputed interest income of $19,646 (2020: $63,290), foreign exchange gain of $1,004 (2020: gain of $7,038) and loss from note receivable $nil (2020: 57,485).

CURRENCY

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition. However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.

B.	Liquidity and Capital Resources

As of December 31, 2021, we had cash held in trust of $226,178 (2020: $ 226,178). We had a working capital of $ 301,899 at December 31, 2021, compared to working capital of $ 71,707 at December 31, 2020.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu (1)	62	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu (1)	61	January 12, 2000	Director
Fong Szeto	74	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

The business background and principal occupations of each of CWNs director and executive officer for the preceding five years are as follows:

Chi Cheong Liu

Mr. Liu has been a director and treasurer of CWN since January 2000. Mr. Liu has been President of Chigo Engineering Company, a security engineering firm, for the last 19 years. Mr. Liu is a venture capitalist specializing in biotechnology and technology investments.

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

The following table provides information regarding direct and indirect remuneration to the directors and executive officers of the Company during Fiscal 2021.

	Annual Compensation in Fiscal 2021
			Other Annual
	Salary	Bonus	Compensation
Name and Respective Office and Position Held	($)	($)	($)
Chi Cheong Liu (1)
Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	12,000
Chi Kong Liu (2)
Director	Nil	Nil	12,000
Fong Szeto (3)
Director	Nil	Nil	12,000

(1)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2021 and $12,000 in 2020.
(2)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2021 and $12,000 in 2020.
(3)	Mr. Szeto is a shareholder and does not receive salary. Mr. Szeto incurred director fee of $12,000 in 2021 and $12,000 in 2020.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2021 and 2020, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2021. The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2022.

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

As at December 31, 2021 and 2020, we had no options issued or outstanding.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at April 29, 2022. The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2022.

	Number of	Percentage of Shares
Name of Shareholder	Common Shares	Beneficially Owned
Chi Cheong Liu (1)	3,096,667	28.28%
CEDE & Co	1,827,000	16.68%
Vcanland China Holdings Ltd.	1,500,000	13.70%
Datacom Venture Limited	600,000	5.48%
Chi Kong Liu	580,000	5.30%
Monica Law	570,000	5.21%
Total	6,346,667	94.65%

(1)	Mr. Liu owns 1,730,000 Common Shares. Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owns 1,166,667 Common Shares. Goldpac Investments Ltd., for which Mr. Liu is a principal, owns 200,000 Common Shares.

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

As at December 31, 2021, the Company has non-interest bearing loan from the stockholders and directors in the amount of $ 207,473 [2020 - $ 150,282].

As at December 31, 2021, the Company accrued director fees in the amount of $ 144,000 [2020 - $ 108,000], which has been included in the balances above.

During the year ended December 31, 2021, all of the Company’s cash and cash equivalent has been held by a director of the Company, on behalf of the Company.

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

This Report on Form 20-F includes our audited financial statements for the years ended December 31, 2021 and 2020, including our balance sheets as of December 31, 2021 and 2020, and the statements of shareholders’ equity, operations and cash flows for the years ended December 31, 2021 and 2020, and the related notes to those statements and the auditor’s reports thereon. Reference is made to these documents commencing at Page 25 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations remain discontinued as at December 31, 2021.

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

Periods	High	Low
Fiscal 2021	$0.17	$0.002
Fiscal 2020	$0.002	$0.002
Fiscal 2019	$0.03	$0.02
Fiscal 2018	$0.03	$0.03
Fiscal 2017	$0.04	$0.03
Fiscal 2016	$0.13	$0.01
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12
Fiscal 2011	$1.40	$0.12
Fiscal 2010	$0.75	$0.25

Fiscal 2022
1Q-2022	$0.20	$0.17

Fiscal 2021
1Q-2021	$0.020	$0.002
2Q-2021	$0.12	$0.02
3Q-2021	$0.12	$0.063
4Q-2021	$3.00	$0.0577

Fiscal 2020
1Q-2020	$0.015	$0.002
2Q-2020(1)	$0.002	$0.002
3Q-2020(1)	$0.002	$0.002
4Q-2020	$0.002	$0.002

Fiscal 2019
1Q-2019	$0.03	$0.02
2Q-2019	$0.02	$0.02
3Q-2019(1)	$0.02	$0.02
4Q-2019(1)	$0.02	$0.02

Most Recent 6 months from October 2021 through March 2022
March 2021	$0.20	$0.20
February 2021(1)	$0.20	$0.20
January 2021	$0.201	$0.17
December 2020	$3.00	$0.063
November 2020 (1)	$0.063	$0.0577
October 2020 (1)	$0.063	$0.0577

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

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

Our filings with the Securities and Exchange Commission, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in 100 F. St., NE, Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission’s website at www.sec.gov.

I.	Subsidiary Information

As of December 31, 2021 and 2020, we do not have any subsidiaries.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in Fiscal 2021 and Fiscal 2020. Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2021	2020
Audit Fees(1)	$8,676	$7,854
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$8,676	$7,854

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.
(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.
(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our Company, nor any affiliated purchaser of our Company, has purchased any of our securities during Fiscal 2021.

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

*Filed herewith

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

Dated: April 29, 2022

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.com Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chineseworldnet.com Inc. (the Company) as of December 31, 2021 and 2020, and the related statements of stockholders’ equity, operations and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2021 and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 of the financial statements, the Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matter” section of our report.

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

Audit Response

Our audit procedures related to testing management’s assessment of the ability of the Company to continue as a going concern included the following:

•	We evaluated the forecasted operating expenses, as well as management’s assumptions related to sources and uses of cash for reasonableness. This testing included:
o	Developing an understanding of management’s plans for obtaining additional financing through discussions with management and review of board meeting minutes.
o	Developing an understanding of management’s expectations for future changes in expenses through discussions with management and review of budgets.
o	Comparing forecasted expenses to historical results.
o	Evaluating the impact of the Company’s existing financing arrangements on their ability to continue as a going concern
o	Reviewing financial statements disclosure to ensure it is appropriate.

Chartered Professional Accountants

We have served as the Company’s auditor since 2006

Vancouver, BC, Canada

April 29, 2022

Chineseworldnet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2021	2020
	$	$
ASSETS
Current assets
Cash and cash equivalents [note 5]	—	226,178
Cash held in trust [note 5]	226,178	—
Prepaid expenses and deposits	8,447	6,746
Note receivable [note 3]	291,727	—
Total current assets	526,352	232,924

Non-current assets
Note receivable [note 3]	—	271,147
Total assets	526,352	504,071

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16,980	10,935
Due to related parties, non-interest bearing [note 5]	207,473	150,282
Total current liabilities	224,453	161,217

Stockholders’ equity [note 4]
Common stock
Authorized
100,000,000 common shares with a par value of $0.001 per share Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,183,129
Deficit	(3,892,180)	(3,851,225)
Total stockholders’ equity	301,899	342,854
Total liabilities and stockholders’ equity	526,352	504,071
Nature of operation [note 1]
Going concern [note 1]

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

			Additional
	Common stock		paid-in
	Shares	Amount	capital	(Deficit)	Total
	#	$	$	$	$
Balance, January 1, 2019	10,950,000	10,950	4,183,129	(3,840,549)	353,530

Net loss for the year	—	—	—	34,894	34,894

Balance, December 31, 2019	10,950,000	10,950	4,183,129	(3,805,655)	388,424

Net income for the year	—	—	—	(45,570)	(45,570)

Balance, December 31, 2020	10,950,000	10,950	4,183,129	(3,851,225)	342,854

Net loss for the year	—	—	—	(40,955)	(40,955)
Balance, December 31, 2021	10,950,000	10,950	4,183,129	(3,892,180)	301,899

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years ended December 31

(Expressed in U.S. Dollars)

	2021	2020	2019
	$	$	$
Expenses
Professional fees	19,413	17,928	17,213
Directors’ remuneration [note 5]	36,000	36,000	36,000
Office and miscellaneous	6,192	4,693	742
	61,605	58,621	53,955
Other income (loss)
Foreign exchange gain	1,004	7,038	18,781
Interest income	—	208	1,199
Accretion income [note 3]	19,646	63,290	68,869
Loss on note receivable [note 3]	—	(57,485)	—
	20,650	13,051	88,849
Net income (loss) and comprehensive income (loss) for the year	(40,955)	(45,570)	34,894

Basic and diluted net income (loss) per common share	(0.00)	0.00	(0.00)
Weighted average number of common shares outstanding
- basic and diluted	10,950,000	10,950,000	10,950,000

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in U.S. Dollars)

	2021	2020	2019
	$	$	$
OPERATING ACTIVITIES
Net income (loss) for the year	(40,955)	(45,570)	34,894

Adjustment to reconcile net income (loss) to net cash provided (used) by operating activities:
Foreign exchange (gain) or loss	(934)	(7,628)	(10,472)
Loss on note receivable	—	57,485	—
Imputed interest income	(19,646)	(63,290)	(68,869)

Changes in non-cash working capital items:
Prepaid expenses and deposits	(1,701)	1,490	(22)
Accounts payable and accrued liabilities	6,045	—	—
Due to related parties, non-interest bearing [note 5]	57,191	57,720	53,934
Net cash provided (used) by operating activities	—	207	9,465

INVESTING ACTIVITIES
Proceeds from note receivable	—	—	—
Net cash provided by investing activities	—	—	—

FINANCING ACTIVITIES
Cash transfer to trust account [note 5]	(226,178)	—	—
	(226,178)	—	—

Increase (Decrease) in cash and cash equivalents	(226,178)	207	9,465
Cash and cash equivalents, beginning of year	226,178	225,971	216,506
Cash and cash equivalents, end of year	—	226,178	225,971

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

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. As at December 31, 2021, the Company has a working capital of $301,899 (2020: $71,707).

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

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and are expressed in United States dollars, unless otherwise noted. All adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows as at December 31, 2021 have been included.

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

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2021 (2020 - $Nil).

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

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2021, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

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

The carrying value of cash held in trust, due to related parties and accounts payable and accrued liabilities approximates their fair value because of the short-term nature of these instruments. The fair value of notes receivable is estimated using discounted cash flow model that utilizes a discount rate that reflects the Company’s current pricing for loans with similar characteristics and maturity, adjusted by borrower’s specific premium at the balance sheet date (refer to Note 3).

The Company’s cash held in trust is exposed to credit loss for the entire amount in the event of default from the trust holder. However, the Company does not anticipate such default.

The Company is exposed to foreign currency risk on fluctuations related to note receivable and accounts payable and accrued liabilities which is denominated in Canadian dollars.

Fair value of financial instruments

Fair Value of Financial Instruments – the Company adopted SFAS ASC 820-10-50, “Fair Value Measurements”. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

●Level one – Quoted market prices in active markets for identical assets or liabilities;
●Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
●Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

For the years ended December 31, 2021 and 2020, the Company’s financial instruments include cash held in trust, accounts payable, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity; and the fair value of notes receivable are recognized in the balance sheets as level three per the fair value hierarchy (refer to note 3). The carrying value of note receivable are approximate its fair value due to the market interest rate used.

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

Recently adopted accounting pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company has adopted of the new guidance for the fiscal year beginning January 1, 2021 and the adoption has no impact on the Company’s financial statements.

3. NOTES RECEIVABLE

As at April 28, 2014, the Company received a promissory note of CAD $831,031 (US $618,952) from Ningbo International Limited, a non-related party, as result of the disposal all the issued and outstanding shares in NAI, all the issued and outstanding shares of CWN HK and 23.8% of the issued and outstanding shares of CWN Capital. The promissory note is non-interest bearing, unsecured with a maturity date of one year, and the option to extend upon mutual agreement. On April 28, 2015, the Company extended the payment date of the promissory note to April 28, 2016. On April 28, 2016, the Company further extended the payment date to April 28, 2018 and imposed an 8% per annum interest rate payable on the repayment date of the principal amount. On April 16, 2017, the Company amended the promissory note to non-interest bearing and changed the payment schedule as follows:

●	CDN $150,000 on or before April 30, 2017;
●	CDN $100,000 on or before December 31, 2018;
●	CDN $100,000 on or before December 31, 2019;
●	The remaining principal amount of CDN $481,031 will be payable on or before December 31, 2020.

As at December 31, 2018, the Company received payment of CAD $404,360 from Ningbo International Limited. No repayment was received in 2019 and 2020. On November 27, 2020, Ningbo has entered an Amendment of the Agreement (the “Amendment”) with the Company. In relation to this Amendment, the remaining promissory note balance of CAD$426,671 shall be repaid on or before December 31, 2022.

As at December 31, 2021, the note receivable balance is recorded at a fair value of $291,727 (2020: $271,147 and 2019: $257,714). The note is valued using a discounted cash flow model that utilizes a discount rate that reflects the Company’s current pricing for loans with similar characteristics and maturity, adjusted by liquidity premium and company specific premium at the balance sheet date.

The Company recognized $Nil loss on note receivable [2020 - loss of $57,485 and 2019 - $Nil], interest income on the note receivable of $Nil (2020: $Nil and 2019: $Nil) and accretion income of $19,646 [2020 - $63,290 and 2019 - $68.869]. The effective interest rate of the note receivable is 11%. During the year ended December 31, 2021, the Company recorded foreign exchange gain of $933 [2020 - foreign exchange gain: $7,628 and 2019 - foreign exchange gain: $10,472].

4. STOCKHOLDERS’ EQUITY

Share Capital

The Company has authorized 100,000,000 common shares at par value of $0.001 per share. As at December 31, 2021 and 2020, the Company has 10,950,000 common shares issued and outstanding.

5. RELATED PARTY TRANSACTIONS

As at December 31, 2021, the Company has amounts due to stockholders and directors of $207,473 [2020 - $150,282]. These amounts are non-interest bearing, unsecured, and due on demand.

For the year ended December 31, 2021, the Company accrued director fees in the amount of $36,000 [2020 - $36,000 and 2019 - $36,000].

During the year ended December 31, 2021, all of the Company’s cash and cash equivalent has been held by a director of the Company, on behalf of the Company.

6. INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2021	2020	2019
	$	$	$
Net income (loss) for the year	(40,955)	(45,570)	34,894
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Expected tax expense (recovery)	—	—	—

As at December 31, 2021, the Company has $Nil unrecognized deductible temporary differences.