Form 20-F
period 2022-12-31
CHINESEWORLDNET COM INC
filed 2023-05-01
CIK 1145898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated.  References to “Fiscal 2022” are to our fiscal year ended December 31, 2022, and other fiscal years of the Company are referred to in a corresponding manner.  References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our three most recently completed fiscal periods consisting of the years ended December 31, 2022, 2021 and 2020. The information have been extracted from our audited financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended December 31
	2022	2021	2020
Statements of Operations:
Net loss for the year	(359,999)	(40,955)	(45,570)
Income (loss) per share – basic	(0.03)	0.00	0.00
Income (loss) per share – diluted	(0.03)	0.00	0.00
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000

Balance Sheets:
Total assets	$227,020	$526,352	$504,071
Total current liabilities	285,120	224,453	161,217
Total stockholders’ equity	(58,100)	301,899	342,854

No dividends have been declared or paid in Fiscal 2022, Fiscal 2021, and Fiscal 2020.

B.	Capitalization and Indebtedness

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

Ineligibility for Public Broker-Dealer Quotations on the Pink Market due to Shell Status

The Company is currently a shell company, which means it has no or nominal operations and either no or nominal assets or assets consisting solely of cash and cash equivalents. As a result, the Company is subject to the risks associated with shell companies, including limited or no financial resources, limited or no business prospects, and limited or no operating history. The Company’s current status as a shell company makes it ineligible for public broker-dealer quotations on the Pink Market after March 28, 2023 unless it becomes an operating company or satisfies the information review requirement and files a Form 211 with FINRA.

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

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company. In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company’s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2020, Fiscal 2021 and Fiscal 2022, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

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

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

As at December 31, 2022, ChineseWorldNet.com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

In March of 2023, the Company has, at the time of this report, signed a letter of intent with an Asia-based high-tech investment group for the potential acquisition of a project.

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

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2022 and 2021 should be read in conjunction with the financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The Company is inactive since April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses. Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

For the year ended December 31, 2022 (“Fiscal 2022”), we recorded a net loss of $359,999 attributable to common stockholders ($0.03 loss) per common share, compared to a net loss of $40,955 for the year ended December 31, 2021 (“Fiscal 2021”) attributable to common stockholders ($0.00 loss per common share).  The increase of net loss of $319,044 was mainly due to loss on note receivable of $291,727 (2021: $nil), foreign exchange loss of $6,819 (2021: gain of $1,004) and interest income of $nil (2021: $19,646).

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

Revenues

There were no revenues recorded in Fiscal 2022 and Fiscal 2021.

Expenses

For Fiscal 2022, we recorded operating expenses $61,454 compared to operating expenses of $61,605 for Fiscal 2021.

Professional fees

Professional fees were $19,293 in Fiscal 2022, compared to $19,413 in Fiscal 2021.

Directors’ Remuneration

Directors’ remuneration expenses were $36,000 in Fiscal 2022, compared to $36,000 in Fiscal 2021.

Office and Miscellaneous

Office and miscellaneous expenses were $6,161 in Fiscal 2022, compared to $6,192 in Fiscal 2021.

Other Income (Loss)

We recorded other loss of $298,545 in Fiscal 2022, compared to income of $20,650 in Fiscal 2021. The decrease of other income of $319,195 was primarily due to imputed interest income of $nil (2021: $19,646), foreign exchange loss of $6,819 (2021: gain of $1,004) and loss on note receivable of $291,727 (2021: $nil).

CURRENCY

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition. However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.

B.	Liquidity and Capital Resources

As of December 31, 2022, we had cash held in trust of $218,802 (2021: $226,178). We had a working capital deficiency of $58,100 at December 31, 2022, compared to working capital of $301,899 at December 31, 2021.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu (1)	63	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu (1)	62	January 12, 2000	Director
Fong Szeto	75	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

The following table provides information regarding direct and indirect remuneration to the directors and executive officers of the Company during Fiscal 2022.

	Annual Compensation in Fiscal 2022
			Other Annual
	Salary	Bonus	Compensation
Name and Respective Office and Position Held	($)	($)	($)
Chi Cheong Liu (1)
Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	12,000
Chi Kong Liu (2)
Director	Nil	Nil	12,000
Fong Szeto (3)
Director	Nil	Nil	12,000

(1)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2022 and $12,000 in 2021.
(2)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2022 and $12,000 in 2021.
(3)	Mr. Szeto is a shareholder and does not receive salary. Mr. Szeto incurred director fee of $12,000 in 2022 and $12,000 in 2021.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2022 and 2021, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2022. The percentage owned is based on 10,950,000 shares outstanding as at May 1, 2023.

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

As at December 31, 2022 and 2021, we had no options issued or outstanding.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at May 1, 2023. The percentage owned is based on 10,950,000 shares outstanding as at May 1, 2023.

	Number of	Percentage of Shares
Name of Shareholder	Common Shares	Beneficially Owned
Chi Cheong Liu (1)	3,096,667	28.28%
CEDE & Co	1,827,000	16.68%
Vcanland China Holdings Ltd.	1,500,000	13.70%
Datacom Venture Limited	600,000	5.48%
Chi Kong Liu	580,000	5.30%
Monica Law	570,000	5.21%
Total	8,173,667	74.65%

(1)	Mr. Liu owns 1,730,000 Common Shares. Goldpac Investment Partners Ltd., for which Mr. Liu is principal, owns 1,166,667 Common Shares. Goldpac Investments Ltd., for which Mr. Liu is a principal, owns 200,000 Common Shares.

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

As at December 31, 2022, the Company has non-interest bearing loan from the stockholders and directors in the amount of $268,140 [2021 - $207,473].

As at December 31, 2022, the Company accrued director fees in the amount of $180,000 [2021 - $144,000], which has been included in the balances above.

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

This Report on Form 20-F includes our audited financial statements for the years ended December 31, 2022 and 2021, including our balance sheets as of December 31, 2022 and 2021, and the statements of shareholders’ equity, operations and cash flows for the three-year period ended December 31, 2022, and the related notes to those statements and the auditor’s reports thereon. Reference is made to these documents commencing at Page 25 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations remain discontinued as at December 31, 2022.

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

Periods	High	Low
Fiscal 2022	$0.20	$0.08
Fiscal 2021	$0.17	$0.002
Fiscal 2020	$0.002	$0.002
Fiscal 2019	$0.03	$0.02
Fiscal 2018	$0.03	$0.03
Fiscal 2017	$0.04	$0.03
Fiscal 2016	$0.13	$0.01
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12
Fiscal 2011	$1.40	$0.12

Fiscal 2023
1Q-2023	$0.08	$0.05

Fiscal 2022
1Q-2022	$0.20	$0.17
2Q-2022	$0.15	$0.15
3Q-2022	$0.15	$0.08
4Q-2022	$0.08	$0.08

Fiscal 2021
1Q-2021	$0.020	$0.002
2Q-2021	$0.12	$0.02
3Q-2021	$0.12	$0.063
4Q-2021	$3.00	$0.0577

Fiscal 2020
1Q-2020	$0.015	$0.002
2Q-2020(1)	$0.002	$0.002
3Q-2020(1)	$0.002	$0.002
4Q-2020	$0.002	$0.002

Most Recent 6 months from October 2022 through March 2023
March 2023	$0.05	$0.05
February 2023 (1)	$0.07	$0.05
January 2023	$0.08	$0.07
December 2022	$0.08	$0.08
November 2022 (1)	$0.08	$0.08
October 2022 (1)	$0.08	$0.08

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

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

As of December 31, 2022 and 2021, we do not have any subsidiaries.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

During its assessment of internal control over financial reporting, management identified the following material weakness: insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines. The material weakness is a result of the following:

1.	Material weakness related to inadequate segregation of duties over certain information system access controls. The deficiency carries significant risk of management overrides and may result in material errors going unnoticed or unauthorized transactions being processed. In addition, there is no formal process and documentation related to the board of directors’ review and approval of the financial statements.
2.	Significant deficiency as there was no human resources department in our company.
3.	Significant deficiency as purchase requisitions and purchase orders were not prepared, only oral indication was given by management. Purchases could be initiated and executed for other uses or purchased goods or services could be misappropriated for other uses. There is no formal process in reviewing and approving purchase requests. There was also the potential risk of fraud for these purchases.

Individually, the significant deficiencies were evaluated as representing a more than remote likelihood that a misstatement that was more than inconsequential, but less than material, could occur. However, each of these significant deficiencies affects the same set of accounts. Taken together with the material weakness, these deficiencies represent a more than remote likelihood that a material misstatement could occur and not be prevented or detected. Therefore, in combination, these deficiencies represent a material weakness.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in Fiscal 2022 and Fiscal 2021. Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2022	2021
Audit Fees(1)	$9,137	$8,676
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$9,137	$8,676

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.
(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.
(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our Company, nor any affiliated purchaser of our Company, has purchased any of our securities during Fiscal 2022.

ITEM 16F.        CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.        CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

Not applicable.

ITEM 18.        FINANCIAL STATEMENTS

The following Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 25 to 33 of this Report:

ITEM 19.        EXHIBITS

Exhibit No.		Document Description

1	(1)	Articles of Association, Memorandum of Association and Certificate of Incorporation of CWN

2.1	(2)	Form of Convertible Debenture dated May 31, 2004

4.1	(4)	Stock Option Plan Agreement dated October 1, 2007

4.2	(6)	Stock Option Plan Agreement dated June 10, 2010

4.3	(5)	Agreement to Establish [CWN China Co., Ltd.], a Chinese – Foreign Joint Venture Ltd. Liability Company

4.4	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2010

4.5	(6)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2010

4.6	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2011

4.7	(7)	Consulting Agreement between Chineseworldnet.Com Inc. and Silver Lake Investment Partners, Ltd. dated January 1, 2011

4.8	(8)	Consulting Agreement between Chineseworldnet.Com Inc. and Goldpac Investments Ltd. dated January 1, 2012

4.9	(9)	Share purchase agreement dated March 19, 2014 with Ningbo International Limited

11	(3)	Code of Ethics

12.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

104	*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form 20-F (file no. 000-33051) filed on July 3, 2002.
(2)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on December 3, 2004.
(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2005.
(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2008.
(5)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on June 30, 2009.
(6)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on May 13, 2011.
(7)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2012.
(8)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 20-F (file no. 000-33051) filed on April 30, 2013.
(9)	Incorporated by reference to Schedule “A” to Exhibit 99.4 of Registrant’s Form 6-K (file no. 000-33051) filed on March 24, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 1, 2023

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.com Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chineseworldnet.com Inc. (the Company) as of December 31, 2022 and 2021, and the related statements of stockholders’ equity, operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2022 and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 of the financial statements, the Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

o	Developing an understanding of management’s expectations for future changes in expenses through discussions with management and review of budgets.
o	Comparing forecasted expenses to historical results.
o	Evaluating the impact of the Company’s existing financing arrangements on their ability to continue as a going concern
o	Assessing financial statements disclosure to ensure it is appropriate.

/s/ MNP LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2006.

Vancouver, BC, Canada

May 1, 2023

1021 West Hastings St, Suite 2200, Vancouver, BC, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

Chineseworldnet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2022	2021
	$	$
ASSETS
Current assets
Cash held in trust [note 7]	218,802	226,178
Prepaid expenses and deposits	8,218	8,447
Note receivable [note 3]	—	291,727
Total current assets	227,020	526,352

Total assets	227,020	526,352

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16,980	16,980
Due to related parties, non-interest bearing [note 5]	268,140	207,473
Total current liabilities	285,120	224,453

Stockholders’ equity [note 4]
Common stock
Authorized
100,000,000 common shares with a par value of $0.001 per share Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,183,129
Deficit	(4,252,179)	(3,892,180)
Total stockholders’ equity	(58,100)	301,899
Total liabilities and stockholders’ equity	227,020	526,352
Nature of operation [note 1]
Going concern [note 1]
Subsequent events [note 7]

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

			Additional
	Common stock		paid-in
	Shares	Amount	capital	(Deficit)	Total
	#	$	$	$	$
Balance, January 1, 2020	10,950,000	10,950	4,183,129	(3,805,655)	388,424

Net loss for the year	—	—	—	(45,570)	(45,570)

Balance, December 31, 2020	10,950,000	10,950	4,183,129	(3,851,225)	342,854

Net income for the year	—	—	—	(40,955)	(40,955)

Balance, December 31, 2021	10,950,000	10,950	4,183,129	(3,892,180)	301,899

Net loss for the year	—	—	—	(359,999)	(359,999)
Balance, December 31, 2022	10,950,000	10,950	4,183,129	(4,252,179)	(58,100)

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years ended December 31

(Expressed in U.S. Dollars)

	2022	2021	2020
	$	$	$
Expenses
Professional fees	19,292	19,413	17,928
Directors’ remuneration [note 5]	36,000	36,000	36,000
Office and miscellaneous	6,161	6,192	4,693
	61,453	61,605	58,621
Other income (loss)
Foreign exchange (loss) gain	(6,819)	1,004	7,038
Interest income	—	—	208
Accretion income [note 3]	—	19,646	63,290
Loss on note receivable [note 3]	(291,727)	—	(57,485)
	(298,546)	20,650	13,051
Net loss and comprehensive loss for the year	(359,999)	(40,955)	(45,570)

Basic and diluted net income (loss) per common share	(0.03)	0.00	(0.00)
Weighted average number of common shares outstanding
- basic and diluted	10,950,000	10,950,000	10,950,000

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in U.S. Dollars)

	2022	2021	2020
	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(359,999)	(40,955)	(45,570)

Adjustment to reconcile net income (loss) to net cash provided (used) by operating activities:
Foreign exchange (gain) or loss	7,376	(934)	(7,628)
Loss on note receivable	291,727	—	57,485
Imputed interest income	—	(19,646)	(63,290)

Changes in non-cash working capital items:
Prepaid expenses and deposits	229	(1,701)	1,490
Accounts payable and accrued liabilities	—	6,045	—
Due to related parties, non-interest bearing [note 5]	60,667	57,191	57,720
Net cash provided (used) by operating activities	—	—	207

INVESTING ACTIVITIES
Proceeds from note receivable	—	—	—
Net cash provided by investing activities	—	—	—

FINANCING ACTIVITIES
Cash transfer to trust account	—	(226,178)	—
	—	(226,178)	—

Increase (Decrease) in cash and cash equivalents	—	(226,178)	207
Cash and cash equivalents, beginning of year	—	226,178	225,971
Cash and cash equivalents, end of year	—	—	226,178

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

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. As at December 31, 2022, the Company has a working capital deficiency of $58,100 (2021: working capital of $301,899).

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

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and are expressed in United States dollars, unless otherwise noted. All adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows as at December 31, 2022 have been included.

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

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2022 (2021 - $Nil).

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

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2022, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

Comprehensive loss

The Company accounts for comprehensive loss under the provisions of ASC Topic 220-10, Comprehensive Income - Overall, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statements of Operations and Comprehensive Loss.

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

The carrying value of cash held in trust, due to related parties and accounts payable and accrued liabilities approximates their fair value because of the short-term nature of these instruments. The fair value of note receivable is estimated using discounted cash flow model that utilizes a discount rate that reflects the Company’s current pricing for loans with similar characteristics and maturity, adjusted by borrower’s specific premium at the balance sheet date (refer to Note 3).

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

For the years ended December 31, 2022 and 2021, the Company's financial instruments include cash held in trust, note receivable, accounts payable and accrued liabilities, and amounts due to related parties.

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

Recently adopted accounting pronouncements

Pronouncements between December 31, 2022 and the date of this filing are not expected to have a significant impact on the Company’s operations, financial position, or cash flow, nor does the Company expect the adoption of recently issued, but not yet effective, accounting pronouncements to have a significant impact on our results of operations, financial position or cash flows.

3. NOTE  RECEIVABLE

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

No repayment has been received before December 31, 2022. Management has assessed the collectability of this note receivable in December 2022 and fully impaired the outstanding balance. A loss on note receivable of $291,727 has been recorded in the year ended December 31, 2022 (2021: $nil).

As at December 31, 2021, the note receivable balance is recorded at a fair value of $291,727. The note is valued using a discounted cash flow model that utilizes a discount rate that reflects the Company’s current pricing for loans with similar characteristics and maturity, adjusted by liquidity premium and company specific premium at the balance sheet date.

4. STOCKHOLDERS’ EQUITY

Share Capital

The Company has authorized 100,000,000 common shares at par value of $0.001 per share. As at December 31, 2022 and 2021, the Company has 10,950,000 common shares issued and outstanding.

5. RELATED PARTY TRANSACTIONS

As at December 31, 2022, the Company has amounts due to stockholders and directors of $268,140 [2021 - $207,473]. These amounts are non-interest bearing, unsecured, and due on demand.

For the year ended December 31, 2022, the Company accrued director fees in the amount of $36,000 [2021 - $36,000 and 2020 - $36,000].

Also see Note 7.

6. INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2022	2021	2020
	$	$	$
Net income (loss) for the year	(359,999)	(40,955)	(45,570)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Expected tax expense (recovery)	—	—	—

As at December 31, 2022, the Company has $Nil unrecognized deductible temporary differences.

7. SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the cash held in trust by a financial institution has been transferred to ae director, in repayment of the amounts due to the director.

In March of 2023, the Company has signed a letter of intent with an Asia-based high-tech investment group for the potential acquisition of a project.