Form 20-F
period 2023-12-31
CHINESEWORLDNET COM INC
filed 2024-04-30
CIK 1145898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Our financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated. References to “Fiscal 2023” are to our fiscal year ended December 31, 2023, and other fiscal years of the Company are referred to in a corresponding manner. References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our three most recently completed fiscal periods consisting of the years ended December 31, 2023, 2022 and 2021. The information have been extracted from our audited financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended December 31
	2023	2022	2021
Statements of Operations:
Net loss for the year	(61,991)	(359,999)	(40,955)
Income (loss) per share – basic	(0.01)	(0.03)	0.00
Income (loss) per share – diluted	(0.01)	(0.03)	0.00
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000

Balance Sheets:
Total assets	$122,018	$227,020	$526,352
Total current liabilities	242,109	285,120	224,453
Total stockholders’ equity	(120,091)	(58,100)	301,899

No dividends have been declared or paid in Fiscal 2023, Fiscal 2022, and Fiscal 2021.

B.	Capitalization and Indebtedness

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

Ineligibility for Public Broker-Dealer Quotations on the Pink Market due to Shell Status

The Company is currently a shell company, which means it has no or nominal operations and either no or nominal assets or assets consisting solely of cash and cash equivalents. As a result, the Company is subject to the risks associated with shell companies, including limited or no financial resources, limited or no business prospects, and limited or no operating history. The Company’s current status as a shell company makes it ineligible for public broker-dealer quotations on the Pink Market after March 28, 2024 unless it becomes an operating company or satisfies the information review requirement and files a Form 211 with FINRA.

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

Cybersecurity Incident and Risk Management Disclosure

As a shell company with no active operations, ChineseWorldNet.com Inc. does not maintain a robust cybersecurity risk management framework. Our current corporate structure and lack of operational activities significantly reduce the potential cybersecurity risks typically associated with active businesses. However, we remain vigilant and aware of the importance of cybersecurity and will prioritize the implementation of appropriate risk management strategies should our operational status change.

Incident Disclosure: In the event of a material cybersecurity incident, we will promptly disclose the nature, scope, and impact of the incident, as well as the actions taken to mitigate and resolve the issue. Such disclosures will be made in accordance with SEC requirements and will be designed to inform our shareholders and the public about the incident’s material aspects without compromising our cybersecurity measures or ongoing investigations.

Governance: Our Board of Directors oversees our cybersecurity risk management strategy, ensuring that it aligns with our business objectives and regulatory requirements. The Board receives regular updates on our cybersecurity posture and any significant threats or incidents that may arise.

Commitment to Best Practices: Chineseworldnet.com Inc. is dedicated to maintaining the highest standards of cybersecurity. We continually evaluate and update our practices to address the evolving landscape of cyber threats and to safeguard the interests of our stakeholders.

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

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company. In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company’s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2021, Fiscal 2022 and Fiscal 2023, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

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

No change of directors and officers during the years ended December 31, 2023, 2022 and 2021.

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

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

As at December 31, 2023, ChineseWorldNet.com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

In March of 2023, the Company signed a letter of intent with an Asia-based high-tech investment group for the potential acquisition of a project. At the time of this report, the letter of intent has been terminated.

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

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2023 and 2022 should be read in conjunction with the financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The Company is inactive since April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses. Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2023, 2022 and 2021

For the year ended December 31, 2023 (“Fiscal 2023”), we recorded a net loss of $61,991 attributable to common stockholders ($0.01 loss) per common share, compared to a net loss of $359,999 for the year ended December 31, 2022 (“Fiscal 2022”) attributable to common stockholders ($0.03 loss per common share). The decrease of net loss of $298,008 was mainly due to loss on note receivable of $nil (2022: $291,727) and foreign exchange gain of $1,881 (2022: loss of $6,819).

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

Revenues

There were no revenues recorded in Fiscal 2023 and Fiscal 2022.

Expenses

For Fiscal 2023, we recorded operating expenses $63,872 compared to operating expenses of $61,453 for Fiscal 2022.

Professional fees

Professional fees were $21,285 in Fiscal 2023, compared to $19,292 in Fiscal 2022.

Directors’ Remuneration

Directors’ remuneration expenses were $36,000 in Fiscal 2023, compared to $36,000 in Fiscal 2022.

Office and Miscellaneous

Office and miscellaneous expenses were $6,587 in Fiscal 2023, compared to $6,161 in Fiscal 2022.

Other Income (Loss)

We recorded other gain of $1,881 in Fiscal 2023, compared to other loss of $298,546 in Fiscal 2022. The increase of other income of $300,427 was primarily due to foreign exchange gain of $1,881 (2022: loss of $6,819) and loss on note receivable of $nil (2022: loss of $291,727).

CURRENCY

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition. However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.

B.	Liquidity and Capital Resources

As of December 31, 2023, we had cash held in trust of $113,602 (2022: $218,802). We had a working capital deficiency of $120,091 at December 31, 2023, compared to working capital deficiency of $58,100 at December 31, 2022.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu (1)	64	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu (1)	63	January 12, 2000	Director
Fong Szeto	76	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

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

The following table provides information regarding direct and indirect remuneration to the directors and executive officers of the Company during Fiscal 2023.

	Annual Compensation in Fiscal 2023
			Other Annual
	Salary	Bonus	Compensation
Name and Respective Office and Position Held	($)	($)	($)
Chi Cheong Liu (1)
Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	12,000
Chi Kong Liu (2)
Director	Nil	Nil	12,000
Fong Szeto (3)
Director	Nil	Nil	12,000

(1)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2023 and $12,000 in 2022.
(2)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2023 and $12,000 in 2022.

(3)	Mr. Szeto is a shareholder and does not receive salary. Mr. Szeto incurred director fee of $12,000 in 2023 and $12,000 in 2022.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2023 and 2022, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2023. The percentage owned is based on 10,950,000 shares outstanding as at May 1, 2024.

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

As at December 31, 2023 and 2022, we had no options issued or outstanding.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at May 1, 2024. The percentage owned is based on 10,950,000 shares outstanding as at May 1, 2024.

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

In January 2023, $220,650 cash held in trust by a financial institution has been transferred to a director, $107,048 of which was used as repayment of due to the directors. The remaining balance was held by the director and pay the operating costs on behalf of the Company. At December 31, 2023, $113,602 was held by the director on behalf of the Company. At December 31, 2022, $218,802 was held by the financial institution in trust.

As at December 31, 2023, the Company has non-interest bearing loan from the stockholders and directors in the amount of $218,629 [2022 - $268,140].

As at December 31, 2023, the Company accrued director fees in the amount of $216,000 [2022 - $180,000], which has been included in the balances above.

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

This Report on Form 20-F includes our audited financial statements for the years ended December 31, 2023 and 2022, including our balance sheets as of December 31, 2023 and 2022, and the statements of shareholders’ equity, operations and cash flows for the three-year period ended December 31, 2023, and the related notes to those statements and the auditor’s reports thereon. Reference is made to these documents commencing at Page 25 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations remain discontinued as at December 31, 2023.

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

Periods	High	Low
Fiscal 2023	$0.08	$0.008
Fiscal 2022	$0.20	$0.08
Fiscal 2021	$0.17	$0.002
Fiscal 2020	$0.002	$0.002
Fiscal 2019	$0.03	$0.02
Fiscal 2018	$0.03	$0.03
Fiscal 2017	$0.04	$0.03
Fiscal 2016	$0.13	$0.01
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12

Fiscal 2024
1Q-2024(1)	$0.011	$0.011

Fiscal 2023
1Q-2023	$0.08	$0.05
2Q-2023(1)	$0.05	$0.05
3Q-2023	$0.05	$0.008
4Q-2023	$0.011	$0.008

Fiscal 2022
1Q-2022	$0.20	$0.17
2Q-2022	$0.15	$0.15
3Q-2022	$0.15	$0.08
4Q-2022	$0.08	$0.08

Fiscal 2021
1Q-2021	$0.020	$0.002
2Q-2021	$0.12	$0.02
3Q-2021	$0.12	$0.063
4Q-2021	$3.00	$0.058

Most Recent 6 months from October 2023 through March 2024
March 2024(1)	$0.011	$0.011
February 2024 (1)	$0.011	$0.011
January 2024(1)	$0.011	$0.011
December 2023(1)	$0.011	$0.011
November 2023 (1)	$0.011	$0.011
October 2023	$0.011	$0.008

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

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

As of December 31, 2023 and 2022, we do not have any subsidiaries.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

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

Individually, the significant deficiency was evaluated as representing a more than remote likelihood that a misstatement that was more than inconsequential, but less than material, could occur. Taken together with the material weakness, these deficiencies represent a more than remote likelihood that a material misstatement could occur and not be prevented or detected. Therefore, in combination, these deficiencies represent a material weakness.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our auditors, MNP LLP, in Fiscal 2023 and Fiscal 2022. Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2023	2022
Audit Fees(1)	$10,585	$9,137
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$10,585	$9,137

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.
(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.
(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our Company, nor any affiliated purchaser of our Company, has purchased any of our securities during Fiscal 2023.

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

ITEM 18.        FINANCIAL STATEMENTS

The following Financial Statements and the related Notes thereto are filed as part of this Report, commencing at Page 23 to 31 of this Report:

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

Dated: Apr 29, 2024

ChineseWorldNet.com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Chineseworldnet.com Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chineseworldnet.com Inc. (the Company) as of December 31, 2023 and 2022, and the related statements of stockholders’ equity, operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2023 and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Audit Response

Our audit procedures related to testing management’s assessment of the ability of the Company to continue as a going concern included the following:

We evaluated the forecasted operating expenses, as well as management’s assumptions related to sources and uses of cash for reasonableness. This testing included:

●	Developing an understanding of management’s plans for obtaining additional financing through discussions with management and review of board meeting minutes.
●	Developing an understanding of management’s expectations for future changes in expenses through discussions with management and review of budgets.
●	Comparing forecasted expenses to historical results.
●	Evaluating the impact of the Company’s existing financing arrangements on their ability to continue as a going concern.
●	Assessing financial statements disclosure to ensure it is appropriate.

/s/ MNP LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2006.

Vancouver, BC, Canada

April 29, 2024

1021 West Hastings St, Suite 2200, Vancouver, BC, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

Chineseworldnet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2023	2022
	$	$
ASSETS
Current assets
Cash held in trust [note 5]	113,602	218,802
Prepaid expenses and deposits	8,416	8,218
Total current assets	122,018	227,020

Total assets	122,018	227,020

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	23,480	16,980
Due to related parties, non-interest bearing [note 5]	218,629	268,140
Total current liabilities	242,109	285,120

Stockholders’ equity [note 4]
Common stock
Authorized
100,000,000 common shares with a par value of $0.001 per share Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,183,129
Deficit	(4,314,170)	(4,252,179)
Total stockholders’ equity	(120,091)	(58,100)
Total liabilities and stockholders’ equity	120,018	227,020
Nature of operation [note 1]
Going concern [note 1]
Subsequent events [note 7]

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

			Additional
	Common stock		paid-in
	Shares	Amount	capital	(Deficit)	Total
	#	$	$	$	$
Balance, January 1, 2021	10,950,000	10,950	4,183,129	(3,851,225)	342,854

Net loss for the year	—	—	—	(40,955)	(40,955)

Balance, December 31, 2021	10,950,000	10,950	4,183,129	(3,892,180)	301,899

Net loss for the year	—	—	—	(359,999)	(359,999)

Balance, December 31, 2022	10,950,000	10,950	4,183,129	(4,252,179)	(58,100)

Net loss for the year	—	—	—	(61,991)	(61,991)
Balance, December 31, 2023	10,950,000	10,950	4,183,129	(4,314,170)	(120,091)

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years ended December 31

(Expressed in U.S. Dollars)

	2023	2022	2021
	$	$	$
Expenses
Professional fees	21,285	19,292	19,413
Directors’ remuneration [note 5]	36,000	36,000	36,000
Office and miscellaneous	6,587	6,161	6,192
	63,872	61,453	61,605
Other income (loss)
Foreign exchange (loss) gain	1,881	(6,819)	1,004
Accretion income [note 3]	—	—	19,646
Loss on note receivable [note 3]	—	(291,727)	—
	1,881	(298,546)	20,650
Net loss and comprehensive loss for the year	(61,991)	(359,999)	(40,955)

Basic and diluted net income (loss) per common share	(0.01)	(0.03)	0.00
Weighted average number of common shares outstanding
- basic and diluted	10,950,000	10,950,000	10,950,000

The accompanying notes are an integral part of these financial statements

Chineseworldnet.Com Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in U.S. Dollars)

	2023	2022	2021
	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(61,991)	(359,999)	(40,955)

Adjustment to reconcile net income (loss) to net cash provided (used) by operating activities:
Foreign exchange (gain) or loss	(1,848)	7,376	(934)
Loss on note receivable	—	291,727	—
Imputed interest income	—	—	(19,646)

Changes in non-cash working capital items:
Prepaid expenses and deposits	(198)	229	(1,701)
Accounts payable and accrued liabilities	6,500	—	6,045
Due to related parties, non-interest bearing [note 5]	57,537	60,667	57,191
Net cash provided (used) by operating activities	—	—	—

FINANCING ACTIVITIES
Cash transfer to trust account	—	—	(226,178)
	—	—	(226,178)

Increase (Decrease) in cash and cash equivalents	—	—	(226,178)
Cash and cash equivalents, beginning of year	—	—	226,178
Cash and cash equivalents, end of year	—	—	—

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

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. As at December 31, 2023, the Company has a working capital deficiency of $120,091 (2022: working capital deficiency of $58,100).

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

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and are expressed in United States dollars, unless otherwise noted. All adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows as at December 31, 2023 have been included.

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

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas requiring the use of management estimates relate to allowance of note receivable.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2023 (2022 - $Nil).

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

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2023, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

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

The Company is exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities which is denominated in Canadian dollars.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Fair value of financial instruments

Fair Value of Financial Instruments – the Company adopted SFAS ASC 820-10-50, “Fair Value Measurements”. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level one – Quoted market prices in active markets for identical assets or liabilities;
●	Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
●	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

For the years ended December 31, 2023 and 2022, the Company has no financial instruments recorded at fair value.

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

Recently adopted accounting pronouncements

Pronouncements between December 31, 2023 and the date of this filing are not expected to have a significant impact on the Company’s operations, financial position, or cash flow, nor does the Company expect the adoption of recently issued, but not yet effective, accounting pronouncements to have a significant impact on our results of operations, financial position or cash flows.

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

3. NOTE RECEIVABLE (cont’d.)

As at December 31, 2018, the Company received payment of CAD $404,360 from Ningbo International Limited. No repayment was received in 2019 and 2020. On November 27, 2020, Ningbo has entered an Amendment of the Agreement (the “Amendment”) with the Company. In relation to this Amendment, the remaining promissory note balance of CAD$426,671 shall be repaid on or before December 31, 2022.

No repayment has been received during the years ended December 31, 2023 and 2022. Management has assessed the collectability of this note receivable in December 2022 and fully impaired the outstanding balance. A loss on note receivable of $nil has been recorded in the year ended December 31, 2023 (2022: loss of $291,727).

4. STOCKHOLDERS’ EQUITY

Share Capital

The Company has authorized 100,000,000 common shares at par value of $0.001 per share. As at December 31, 2023 and 2022, the Company has 10,950,000 common shares issued and outstanding.

5. RELATED PARTY TRANSACTIONS

In January 2023, $220,650 cash held in trust by a financial institution has been transferred to a director, $107,048 of which was used as repayment of due to the directors. The remaining balance was held by the director and pay the operating costs on behalf of the Company. At December 31, 2023, $113,602 was held by the director on behalf of the Company. At December 31, 2022, $218,802 was held by the financial institution in trust.

As at December 31, 2023, the Company has amounts due to directors of $218,629 [2022 - $268,140]. These amounts are non-interest bearing, unsecured, and due on demand.

For the year ended December 31, 2023, the Company accrued director fees in the amount of $36,000 [2022 - $36,000 and 2021 - $36,000].

6. INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2023	2022	2021
	$	$	$
Net loss for the year	(61,991)	(359,999)	(40,955)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Expected tax expense (recovery)	—	—	—

As at December 31, 2023, the Company has $Nil unrecognized deductible temporary differences.