Form 20-F
period 2024-12-31
CHINESEWORLDNET COM INC
filed 2025-04-30
CIK 1145898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

CHINESEWORLDNET.COM INC.

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Our financial statements are prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars (“US dollars”).  All monetary amounts contained in this Report are in US dollars unless otherwise indicated. References to “Fiscal 2024” are to our fiscal year ended December 31, 2024, and other fiscal years of the Company are referred to in a corresponding manner. References to “Common Shares” are to our Common Shares, par value of US$0.001 per share.

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

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our three most recently completed fiscal periods consisting of the years ended December 31, 2024, 2023 and 2022. The information have been extracted from our audited financial statements and the related notes included herein and should be read in conjunction with such in “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended December 31
	2024	2023	2022
Statements of Operations:
Net loss for the year	(66,158)	(61,991)	(359,999)
Income (loss) per share – basic	(0.01)	(0.01)	(0.03)
Income (loss) per share – diluted	(0.01)	(0.01)	(0.03)
Weighted average common shares outstanding – basic	10,950,000	10,950,000	10,950,000
Weighted average common shares outstanding – diluted	10,950,000	10,950,000	10,950,000

Balance Sheets:
Total assets	$85,360	$122,018	$227,020
Total current liabilities	271,609	242,109	285,120
Total stockholders’ deficiency	(186,249)	(120,091)	(58,100)

No dividends have been declared or paid in Fiscal 2024, Fiscal 2023, and Fiscal 2022.

B.	Capitalization and Indebtedness

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

Ineligibility for Public Broker-Dealer Quotations on the Pink Market due to Shell Status

The Company is currently a shell company, which means it has no or nominal operations and either no or nominal assets or assets consisting solely of cash and cash equivalents. As a result, the Company is subject to the risks associated with shell companies, including limited or no financial resources, limited or no business prospects, and limited or no operating history. The Company’s current status as a shell company makes it ineligible for public broker-dealer quotations on the Pink Market and has not filed a Form 211 with FINRA.

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

On February 1, 2008, CWN HK and Shanghai Compass Venture Capital Investment Company Limited (“Shanghai Compass”) signed an Agreement to Establish CWN China Co., Ltd., a Chinese-Foreign Joint Venture Limited Liability Company. In April 2008, the two parties incorporated CWN China with CWN HK having a 70% controlling interest in CWN China. In March 2011, we completed substantially all of the regulatory procedures and processes with Shanghai Compass, the other shareholder of CWN China and invested further 5,000,000 Renminbi to CWN China. CWN HK is required to contribute the additional registered capital of 5,000,000 Renminbi by paying cash within two years from August 19, 2011. During the year ended December 31, 2011, CWN HK paid cash of $400,000 which result of our financial interest increased from 70% to 80%. During the year ended December 31, 2012, CWN HK further paid cash of $200,000 which resulted in our financial interest increasing from 80% to 83.67%. During the fiscal year 2013, CWN HK further invested an amount of $187,200 to CWN China and the Company’s effective ownership of equity interest increased from 83.67% to 85% in CWN China. During Fiscal 2022, Fiscal 2023 and Fiscal 2024, we made no purchases of property and equipment. There are currently no major capital projects or divestitures in progress.

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

No change of directors and officers during the years ended December 31, 2024, 2023 and 2022.

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

CORPORATE STRATEGY AND STRATEGIC BUSINESS PLAN

As at December 31, 2024, ChineseWorldNet.Com Inc. does not have any operating businesses. The Company is now looking for opportunities to acquire or invest in other business opportunities.

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

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of our operating results and our financial position for the fiscal years ended December 31, 2024 and 2023 should be read in conjunction with the financial statements and the related notes thereto provided at “Item 18 – Financial Statements”.

A.	Results of Operations

The Company is inactive since April 28, 2014. Prior to the sale of our subsidiaries on April 28, 2014, we generated revenue from our Portal, IR/PR and Conference businesses. Our annual and quarterly operating results were primarily affected by the level of our sales and costs of operations over these three businesses.

YEARS ENDED DECEMBER 31, 2024, 2023 and 2022

For the year ended December 31, 2024 (“Fiscal 2024”), we recorded a net loss of $66,158 attributable to common stockholders ($0.01 loss) per common share, compared to a net loss of $61,991 for the year ended December 31, 2023 (“Fiscal 2023”) attributable to common stockholders ($0.01 loss per common share). The increase of net loss of $4,167 was mainly due to increase of office expenses to $7,959 in 2024 (2023: $6,587).

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

Revenues

There were no revenues recorded in Fiscal 2024 and Fiscal 2023.

Expenses

For Fiscal 2024, we recorded operating expenses $66,316 compared to operating expenses of $63,872 for Fiscal 2023.

Professional fees

Professional fees were $22,357 in Fiscal 2024, compared to $21,285 in Fiscal 2023.

Directors’ Remuneration

Directors’ remuneration expenses were $36,000 in Fiscal 2024, compared to $36,000 in Fiscal 2023.

Office and Miscellaneous

Office and miscellaneous expenses were $7,959 in Fiscal 2024, compared to $6,587 in Fiscal 2023.

Other Income (Loss)

We recorded other gain of $158 in Fiscal 2024, compared to other gain of $1,881 in Fiscal 2023.

CURRENCY

We maintain our accounting records in US dollars.

Foreign currency fluctuations may have an impact on our financial condition. However, we do not engage in any foreign currency hedge transactions.

INFLATION

We do not believe that inflation will have a material adverse effect on our financial condition.

B.	Liquidity and Capital Resources

As of December 31, 2024, we had cash held by related parties of $76,612 (2023: $113,602). We had a working capital deficiency of $186,249 at December 31, 2024, compared to working capital deficiency of $120,091 at December 31, 2023.

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

Name	Age	Office Held Since	Offices and Positions Held in CWN
Chi Cheong Liu (1)	65	January 12, 2000	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu (1)	64	January 12, 2000	Director
Fong Szeto	77	April 28, 2014	Director

(1)	Chi Cheong Liu and Chi Kong Liu are related parties.

The business background and principal occupations of each of CWNs director and executive officer for the preceding five years are as follows:

Chi Cheong Liu

Mr. Liu has been a director and treasurer of CWN since January 2000. Mr. Liu has been President of Chigo Engineering Company, a security engineering firm, for the last 20 years. Mr. Liu is a venture capitalist specializing in biotechnology and technology investments.

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

The following table provides information regarding direct and indirect remuneration to the directors and executive officers of the Company during Fiscal 2024.

	Annual Compensation in Fiscal 2024
			Other Annual
	Salary	Bonus	Compensation
Name and Respective Office and Position Held	($)	($)	($)
Chi Cheong Liu (1)
Director, President and Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	Nil	Nil	12,000
Chi Kong Liu (2)
Director	Nil	Nil	12,000
Fong Szeto (3)
Director	Nil	Nil	12,000

(1)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2024 and $12,000 in 2023.
(2)	Mr. Liu is a shareholder and does not receive salary. Mr. Liu incurred director fee of $12,000 in 2024 and $12,000 in 2023.
(3)	Mr. Szeto is a shareholder and does not receive salary. Mr. Szeto incurred director fee of $12,000 in 2024 and $12,000 in 2023.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

C.	Board Practices

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

As of December 31, 2024 and 2023, there were no employees of the Company.

E.	Share Ownership of Directors and Senior Management

The following table sets forth certain information regarding the ownership of our Common Shares by each of the persons who were directors and members of senior management during Fiscal 2024. The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2025.

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

As at December 31, 2024 and 2023, we had no options issued or outstanding.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our directors and senior officers, the following table sets forth the persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to the total outstanding Common Shares as at April 29, 2025. The percentage owned is based on 10,950,000 shares outstanding as at April 29, 2025.

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

In January 2023, $220,650 cash held by a financial institution has been transferred to a director, $107,048 of which was used as repayment of due to the directors. The remaining balance was held by the director and pay the operating costs on behalf of the Company. At December 31, 2024, $76,612 was held by the director on behalf of the Company (December 31, 2023, $113,602).

As at December 31, 2024, the Company has non-interest bearing loan from the stockholders and directors in the amount of $254,629 [2023 - $218,629].

As at December 31, 2024, the Company accrued director fees in the amount of $252,000 [2023 - $216,000], which has been included in the balances above.

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

This Report on Form 20-F includes our audited financial statements for the years ended December 31, 2024 and 2023, including our balance sheets as of December 31, 2024 and 2023, and the statements of shareholders’ equity, operations and cash flows for the three-year period ended December 31, 2024, and the related notes to those statements and the auditor’s reports thereon. Reference is made to these documents commencing at Page 25 of this Report.

B.	Significant Changes

As of April 28, 2014, we have sold all subsidiaries and business units. The core business activities and operations remain discontinued as at December 31, 2024.

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

Periods	High	Low
Fiscal 2024(1)	$0.01	$0.01
Fiscal 2023	$0.08	$0.008
Fiscal 2022	$0.20	$0.08
Fiscal 2021	$0.17	$0.002
Fiscal 2020	$0.002	$0.002
Fiscal 2019	$0.03	$0.02
Fiscal 2018	$0.03	$0.03
Fiscal 2017	$0.04	$0.03
Fiscal 2016	$0.13	$0.01
Fiscal 2015	$0.08	$0.02
Fiscal 2014	$0.07	$0.05
Fiscal 2013	$0.55	$0.05
Fiscal 2012	$1.34	$0.12

Fiscal 2024
1Q-2024(1)	$0.011	$0.011
2Q-2024(1)	$0.011	$0.011
3Q-2024(1)	$0.011	$0.011
4Q-2024(1)	$0.011	$0.011

Fiscal 2023
1Q-2023	$0.08	$0.05
2Q-2023(1)	$0.05	$0.05
3Q-2023	$0.05	$0.008
4Q-2023	$0.011	$0.008

Fiscal 2022
1Q-2022	$0.20	$0.17
2Q-2022	$0.15	$0.15
3Q-2022	$0.15	$0.08
4Q-2022	$0.08	$0.08

Fiscal 2021
1Q-2021	$0.020	$0.002
2Q-2021	$0.12	$0.02
3Q-2021	$0.12	$0.063
4Q-2021	$3.00	$0.058

Most Recent 6 months from October 2024 through March 2025
March 2025(1)	$0.011	$0.011
February 2025 (1)	$0.011	$0.011
January 2025(1)	$0.011	$0.011
December 2024(1)	$0.011	$0.011
November 2024 (1)	$0.011	$0.011
October 2024(1)	$0.011	$0.011

(1)	There were no trades of our common shares during this period.

B.	Plan of Distribution

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

As of December 31, 2024 and 2023, we do not have any subsidiaries.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, as per the five components of the Framework: Control Environment, Risk Assessment, Control Activities, Information and Communication and Monitoring.

During its assessment of internal control over financial reporting, management identified the following material weakness: insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines. The material weakness is a result of the following:

1.	Material weakness related to inadequate segregation of duties over certain information system access controls. The deficiency carries significant risk of management overrides and may result in errors going unnoticed or unauthorized transactions being processed. In addition, there is no formal process and documentation related to the board of directors’ review and approval of the financial statements.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our independent registered public accounting firm, MNP LLP, in Fiscal 2024 and Fiscal 2023. Our board of directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For year ending December 31,
	2024	2023
Audit Fees(1)	$11,154	$10,585
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$11,154	$10,585

(1)	Audit Fees consist of fees for the audit of our annual financial statements and review in connection with our statutory and regulatory filings.
(2)	Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.
(3)	Tax Fees consist of fees related to tax compliance, tax advice and tax planning.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither our Company, nor any affiliated purchaser of our Company, has purchased any of our securities during Fiscal 2024.

ITEM 16F.        CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.        CORPORATE GOVERNANCE

We are not listed on a national securities exchange and, as such, there is no requirement to provide any information under this item.

Insider Trading Policies and Procedures

As of the date of this report, ChineseWorldNet.Com Inc. has not adopted formal insider trading policies or procedures. The Company currently has no operations, no employees, and its directors are not subject to active trading in the Company’s securities. If the Company resumes operations or expands its management team, it will consider adopting a formal insider trading policy to comply with applicable governance and securities law best practices.

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16K.        CYBERSECURITY

ChineseWorldNet.Com Inc. does not maintain a formal cybersecurity risk management framework due to its current status as a shell company with no active operations. However, the Company recognizes the importance of cybersecurity oversight and has implemented basic measures to monitor and address potential risks.

Our Board of Directors oversees our cybersecurity posture and would receive updates if material risks or incidents were to arise. In the event of a material cybersecurity incident, the Company will promptly disclose relevant details as required under SEC rules, including the nature, scope, and potential impact, while ensuring that ongoing investigations or security measures are not compromised.

The Company remains committed to adopting industry-standard cybersecurity policies and practices should it resume active business operations in the future.

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

Dated: April 30, 2025

ChineseWorldNet.Com Inc.,
a Cayman Islands Corporation

/s/ CHI CHEONG LIU
CHI CHEONG LIU
Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ChineseWorldNet.Com Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ChineseWorldNet.Com Inc. (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Board of Directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

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

Audit Response

Our audit procedures related to testing management’s assessment of the ability of the Company to continue as a going concern included the following:

-	We evaluated the forecasted operating expenses, as well as management’s assumptions related to sources and uses of cash for reasonableness. This testing included:
-	Developing an understanding of management’s plans for obtaining additional financing through discussions with management and review of board meeting minutes.
-	Developing an understanding of management’s expectations for future changes in expenses through discussions with management and review of budgets.
-	Comparing forecasted expenses to historical results.
-	Evaluating the impact of the Company’s existing financing arrangements on their ability to continue as a going concern.
-	Reviewing financial statements disclosure to ensure it is appropriate.

/s/ MNP LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2006.

Vancouver, Canada

April 29, 2025

1021 West Hastings St, Suite 2200, Vancouver, BC, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

ChineseWorldNet.Com Inc.

BALANCE SHEETS

As at December 31

(Expressed in U.S. Dollars)

	2024	2023
	$	$
ASSETS
Current assets
Cash held by related party [note 5]	76,612	113,602
Prepaid expenses and deposits	8,748	8,416
Total current assets	85,360	122,018

Total assets	85,360	122,018

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16,980	23,480
Due to related parties, non-interest bearing [note 5]	254,629	218,629
Total current liabilities	271,609	242,109

Stockholders’ equity [note 4]
Common stock
Authorized
100,000,000 common shares with a par value of $0.001 per share Issued and outstanding 10,950,000 common shares	10,950	10,950
Additional paid-in capital	4,183,129	4,183,129
Deficit	(4,380,328)	(4,314,170)
Total stockholders’ equity	(186,249)	(120,091)
Total liabilities and stockholders’ equity	85,360	122,018
Nature of operation and going concern [note 1]

The accompanying notes are an integral part of these financial statements

ChineseWorldNet.Com Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(Expressed in U.S. Dollars)

			Additional
	Common stock		paid-in
	Shares	Amount	capital	(Deficit)	Total
	#	$	$	$	$
Balance, January 1, 2022	10,950,000	10,950	4,183,129	(3,892,180)	301,899

Net loss for the year	—	—	—	(359,999)	(359,999)

Balance, December 31, 2022	10,950,000	10,950	4,183,129	(4,252,179)	(58,100)

Net loss for the year	—	—	—	(61,991)	(61,991)

Balance, December 31, 2023	10,950,000	10,950	4,183,129	(4,314,170)	(120,091)

Net loss for the year	—	—	—	(66,158)	(66,158)
Balance, December 31, 2024	10,950,000	10,950	4,183,129	(4,380,328)	(186,249)

The accompanying notes are an integral part of these financial statements

ChineseWorldNet.Com Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years ended December 31

(Expressed in U.S. Dollars)

	2024	2023	2022
	$	$	$
Expenses
Professional fees	22,357	21,285	19,292
Directors’ remuneration [note 5]	36,000	36,000	36,000
Office and miscellaneous	7,959	6,587	6,161
	66,316	63,872	61,453
Other income (loss)
Foreign exchange gain (loss)	158	1,881	(6,819)
Loss on note receivable [note 3]	—	—	(291,727)
	158	1,881	(298,546)
Net loss and comprehensive loss for the year	(66,158)	(61,991)	(359,999)

Basic and diluted net loss per common share	(0.01)	(0.01)	(0.03)
Weighted average number of common shares outstanding
- basic and diluted	10,950,000	10,950,000	10,950,000

The accompanying notes are an integral part of these financial statements

ChineseWorldNet.Com Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in U.S. Dollars)

	2024	2023	2022
	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(66,158)	(61,991)	(359,999)

Adjustment to reconcile net loss to net cash provided (used) by operating activities:
Foreign exchange (gain) or loss	—	(1,848)	7,376
Loss on note receivable	—	—	291,727

Changes in non-cash working capital items:
Prepaid expenses and deposits	(332)	(198)	229
Accounts payable and accrued liabilities	(6,500)	6,500	—
Due to related parties, non-interest bearing [note 5]	72,990	57,537	60,667
Net cash provided (used) by operating activities	—	—	—

Increase (Decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—
Cash and cash equivalents, end of year	—	—	—

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

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has accumulated losses since its inception and requires additional funds to maintain and expand its intended business operations. As at December 31, 2024, the Company has a working capital deficiency of $186,249 (2023: working capital deficiency of $120,091).

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

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and are expressed in United States dollars, unless otherwise noted. All adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows as at December 31, 2024 have been included.

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

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Cash and cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. The Company had no cash and cash equivalents as of December 31, 2024 [2023 - $Nil].

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

Per FASB ASC 740 “Income taxes” under the liability method, it is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2024, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

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

The carrying value of cash held by related party, due to related parties and accounts payable and accrued liabilities approximates their fair value because of the short-term nature of these instruments.

The Company’s cash held by related party is exposed to credit loss for the entire amount in the event of default from the related party. However, the Company does not anticipate such default.

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

For the years ended December 31, 2024 and 2023, the Company has no financial instruments recorded at fair value.

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

Comparative figures

Prior period comparative amounts have been reclassified to conform to current period presentation.

Recently adopted accounting pronouncements

Pronouncements between December 31, 2024 and the date of this filing are not expected to have a significant impact on the Company’s operations, financial position, or cash flow, nor does the Company expect the adoption of recently issued, but not yet effective, accounting pronouncements to have a significant impact on our results of operations, financial position or cash flows.

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

No repayment has been received during the years ended December 31, 2024 and 2023. Management has assessed the collectability of this note receivable in December 2022 and fully impaired the outstanding balance. A loss on note receivable of $nil has been recorded in the year ended December 31, 2024 [2023: $nil; 2022: loss of $291,727].

4. STOCKHOLDERS’ EQUITY

Share Capital

The Company has authorized 100,000,000 common shares at par value of $0.001 per share. As at December 31, 2024 and 2023, the Company has 10,950,000 common shares issued and outstanding.

5. RELATED PARTY TRANSACTIONS

In January 2023, $220,650 cash held in trust by a financial institution has been transferred to a director, $107,048 of which was used as repayment of due to the directors. The remaining balance was held by the director and pay the operating costs on behalf of the Company. At December 31, 2024, $76,612 [2023: $113,602] was held by the director on behalf of the Company.

As at December 31, 2024, the Company has amounts due to directors of $254,629 [2023 - $218,629]. These amounts are non-interest bearing, unsecured, and due on demand.

For the year ended December 31, 2024, the Company accrued director fees in the amount of $36,000 [2023 - $36,000 and 2022 - $36,000].

6. INCOME TAXES

The Company is subject to the tax laws of Cayman Islands and the tax rate is 0%. The Company’s former subsidiaries were subject to tax at various rates in the jurisdictions in which they operated. The reconciliation of the income tax expense is as follows:

	2024	2023	2022
	$	$	$
Net loss for the year	(66,158)	(61,991)	(359,999)
Statutory Cayman Islands corporate tax rate	0%	0%	0%
Expected tax expense (recovery)	—	—	—

As at December 31, 2024, the Company has $Nil unrecognized deductible temporary differences.